    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 22, 1996



                                       SECURITIES ACT REGISTRATION NO. 333-09521


                               INVESTMENT COMPANY ACT REGISTRATION NO. 811-07747

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM N-14
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

(Check Appropriate Box or Boxes)

/X/ Pre-Effective Amendment No. 1

/ / Post-Effective Amendment No.

                       NUVEEN FLAGSHIP MULTISTATE TRUST I
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                 333 West Wacker Drive, Chicago, Illinois 60606
(Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

       Registrant's Telephone Number, Including Area Code: (312) 917-7700

                                   Copies to:

           James J. Wesolowski, Esq.                            Cathy G. O'Kelly
          Vice President and Secretary                 Vedder, Price, Kaufman & Kammholz
             333 West Wacker Drive                          222 North LaSalle Street
            Chicago, Illinois 60606                         Chicago, Illinois 60601
    (Name and Address of Agent for Service)

                                Philip H. Harris
                      Skadden, Arps, Slate, Meagher & Flom
                                919 Third Avenue
                            New York, New York 10022

                 Approximate Date of Proposed Public Offering:
   As soon as practicable after this Registration Statement becomes effective

                                ----------------


     PURSUANT TO RULE 24F-2 UNDER THE INVESTMENT COMPANY ACT OF 1940, REGISTRANT HEREBY DECLARES THAT AN INDEFINITE NUMBER OR AMOUNT OF SHARES ARE BEING REGISTERED UNDER THE SECURITIES ACT OF 1933. A REGISTRATION FILING FEE OF $500.00 WAS PAID WITH THE FILING OF THE INITIAL REGISTRATION STATEMENT.


                                ----------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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                             CROSS REFERENCE SHEET
                          (as required by Rule 481(a))

                                     PART A


                                                                 LOCATION IN JOINT PROXY
ITEM NO.          ITEM CAPTION OF FORM N-14                      STATEMENT -- PROSPECTUS
---------  ----------------------------------------   ----------------------------------------------
Item 1.    Beginning of Registration Statement and
           Outside Front Cover Page of
           Prospectus..............................   Cover Page
Item 2.    Beginning and Outside Back Cover Page of
           Prospectus..............................   Cover Page; Table of Contents
Item 3.    Synopsis Information and Risk Factors...   Summary; Comparative Fee Table; Risks and
                                                      Special Considerations
Item 4.    Information about the Transaction.......   Proposal No. 4 -- The Reorganizations
Item 5.    Information about the Registrant........   Available Information; Proposal No. 4 -- The
                                                      Reorganizations; Proposal No. 1 -- Election of
                                                      Trustees; Annex A
Item 6.    Information about the Company being
           Acquired................................   Available Information; Proposal No. 4 -- The
                                                      Reorganizations
Item 7.    Voting Information......................   The Meetings; Proposal No. 1 -- Election of
                                                      Trustees; Proposal No. 2 -- Investment
                                                      Advisory Agreements; Proposal No. 3 -- Rule
                                                      12b-1 Plan; Proposal No. 4 -- The
                                                      Reorganizations
Item 8.    Interest of Certain Persons and
           Experts.................................   Legal Opinions; Experts
Item 9.    Additional Information Required for
           Reoffering by Persons Deemed to be
           Underwriters............................   Not Applicable


                                     PART B

                                                                 LOCATION IN JOINT PROXY
                                                        STATEMENT -- PROSPECTUS ("PROSPECTUS") OR
                                                                 STATEMENT OF ADDITIONAL
                                                                  INFORMATION ("SAI")(1)
                                                      ----------------------------------------------
Item 10.   Cover Page..............................   SAI -- Cover Page
Item 11.   Table of Contents.......................   SAI -- Cover Page
Item 12.   Additional Information about the
           Registrant..............................   SAI
Item 13.   Additional Information about the Company
           being Acquired..........................   Annex B; Annex C
Item 14.   Financial Statements....................   SAI -- Financial Statements; SAI -- Pro Forma
                                                      Financial Statements; Annex B; Annex C

                                     PART C

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.
---------------

(1) Some of the information to be included in Part B is contained in the Prospectus.

                                                                 [FLAGSHIP LOGO]


October   , 1996



DEAR FLAGSHIP SHAREHOLDER:



We are pleased to announce that Flagship Resources, Inc., plans to merge with The John Nuveen Company. The merger with Nuveen will help Flagship serve a broader set of investors' needs, providing a range of investment products and services for conservative investors and the financial advisers who serve them.



A special meeting of shareholders will be held Thursday, December 12, 1996, at 10:00 a.m., Chicago time, in the 31st floor conference room of John Nuveen & Co. Incorporated, 333 W. Wacker Drive, Chicago, Illinois. Subject to shareholder approval at this meeting, your fund will be reorganized and combined with a similar Nuveen fund into a new fund that will be part of the Nuveen Flagship Multistate Trust I.



THE BOARD OF TRUSTEES OF YOUR FUND HAS UNANIMOUSLY AGREED THAT THE PROPOSAL YOU WILL VOTE ON IS ADVISABLE AND IN THE BEST INTERESTS OF ALL SHAREHOLDERS. THE REORGANIZATIONS SHOULD LEAD TO THE FOLLOWING BENEFITS:



     - Increased fund administration and operating efficiencies



     - Access to a wider range of investment products



     - Greater choices in the method for purchasing shares



THE ATTACHED JOINT PROXY STATEMENT-PROSPECTUS DESCRIBES THIS AND OTHER PROPOSALS IN GREATER DETAIL.



WHETHER OR NOT YOU PLAN TO JOIN US AT THE MEETING, PLEASE COMPLETE, DATE AND SIGN YOUR PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE SO THAT YOUR VOTE WILL BE COUNTED.



WE APPRECIATE YOUR CONTINUED SUPPORT AND CONFIDENCE IN FLAGSHIP AND OUR FAMILY OF INVESTMENTS.



Very truly yours,


Bruce P. Bedford
Bruce P. Bedford
Chairman of the Board

Flagship Financial              One S. Main Street              Dayton, OH 45402
                                                                     nuveen logo

October   , 1996

DEAR NUVEEN SHAREHOLDER:


As recently announced, The John Nuveen Company plans to acquire Flagship Resources Inc., a highly regarded sponsor of 27 municipal mutual funds. The purchase of Flagship will help Nuveen serve a broader set of investors' needs, providing a range of investment products and services for conservative investors and the financial advisers who serve them.



A special meeting of shareholders will be held Thursday, December 12, 1996, at 10:00 a.m., Chicago time, in the 31st floor conference room of John Nuveen & Co. Incorporated, 333 W. Wacker Drive, Chicago, Illinois. At this meeting, you will be asked to vote on a proposal to reorganize your fund and combine it with a similar Flagship fund, facilitating the integration of the Nuveen and Flagship mutual fund families.



THE BOARD OF YOUR FUND HAS UNANIMOUSLY AGREED THAT THIS PROPOSAL IS IN THE BEST INTERESTS OF SHAREHOLDERS AND URGES YOU TO VOTE IN FAVOR OF THE PROPOSAL. THE INTEGRATION OF NUVEEN AND FLAGSHIP SHOULD LEAD TO THE FOLLOWING BENEFITS:



     - Lower operating costs



     - Access to a wider range of investment products



     - Greater choices in the method for purchasing shares



The enclosed proxy statement describes these proposals in greater detail.


WHETHER OR NOT YOU PLAN TO JOIN US AT THE MEETING, PLEASE COMPLETE, DATE AND SIGN YOUR PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE SO THAT YOUR VOTE WILL BE COUNTED.


We appreciate your continued support and confidence in Nuveen and our family of investments.


Very truly yours,
JOHN NUVEEN & CO. INCORPORATED
Timothy R. Schwertfeger
Timothy R. Schwertfeger
Chairman of the Board

NOTICE OF SPECIAL MEETING                                                       One Dayton Centre
OF SHAREHOLDERS                                                                 One South Main Street
DECEMBER 12, 1996                                                               Dayton, Ohio 45402


FLAGSHIP TAX EXEMPT FUNDS TRUST

FLAGSHIP ARIZONA DOUBLE TAX EXEMPT FUND
FLAGSHIP FLORIDA DOUBLE TAX EXEMPT FUND
FLAGSHIP PENNSYLVANIA TRIPLE TAX EXEMPT FUND
FLAGSHIP VIRGINIA DOUBLE TAX EXEMPT FUND

TO THE SHAREHOLDERS:

Notice is hereby given that a Special Meeting of Shareholders of each of Flagship Arizona Double Tax Exempt Fund, Flagship Florida Double Tax Exempt Fund, Flagship Pennsylvania Triple Tax Exempt Fund and Flagship Virginia Double Tax Exempt Fund (each a "Flagship Fund"), each of which is a series of the Flagship Tax Exempt Funds Trust ("Flagship Trust"), a Massachusetts business trust, will be held in the 31st floor conference room of John Nuveen & Co. Incorporated, 333 West Wacker Drive, in Chicago on Thursday, December 12, 1996, at 10:00, a.m., Central Time, for the following purposes:

     1. Proposal 1A. - To elect eight (8) trustees to the Board of Trustees.

     2. Proposal 2. - To approve a new investment advisory agreement with Nuveen Advisory Corp.

     3. Proposal 3. - To approve a new Rule 12b-1 Plan.

     4. Proposal 4. - To approve an Agreement and Plan of Reorganization and the transactions contemplated thereby, the net effect of which would be to combine the Flagship Fund, along with a corresponding fund portfolio of the Nuveen Multistate Tax-Free Trust (the "Nuveen Fund") into a new series ("New Fund") of Nuveen Flagship Multistate Trust I, a newly created investment company.

     5. To transact such other business as may properly come before the meeting.

Shareholders of record at the close of business on October 18, 1996 are entitled to notice of and to vote at the Meeting.

THE BOARD OF TRUSTEES UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR ALL PROPOSALS.

Michael D. Kalbfleisch
Secretary

NOTICE OF SPECIAL MEETING                                                       333 West Wacker Drive
OF SHAREHOLDERS                                                                 Chicago, Illinois
DECEMBER 12, 1996                                                               60606
                                                                                800-621-7227



NUVEEN MULTISTATE TAX-FREE TRUST

NUVEEN ARIZONA TAX-FREE VALUE FUND
NUVEEN FLORIDA TAX-FREE VALUE FUND

NUVEEN PENNSYLVANIA TAX-FREE VALUE FUND

NUVEEN VIRGINIA TAX-FREE VALUE FUND

TO THE SHAREHOLDERS:


Notice is hereby given that a Special Meeting of Shareholders of each of Nuveen Arizona Tax-Free Value Fund, Nuveen Florida Tax-Free Value Fund, Nuveen Pennsylvania Tax-Free Value Fund and Nuveen Virginia Tax-Free Value Fund (each a "Nuveen Fund"), each of which is a series of the Nuveen Multistate Tax-Free Trust ("Nuveen Trust"), a Massachusetts business trust, will be held in the 31st floor conference room of John Nuveen & Co. Incorporated, 333 West Wacker Drive, in Chicago on Thursday, December 12, 1996, at 10:00, a.m., Central Time, for the following purposes:


     1. Proposal 1B. - To elect eight (8) trustees to the Board of Trustees.

     2. Proposal 4. - To approve an Agreement and Plan of Reorganization and the transactions contemplated thereby, the net effect of which would be to combine the Nuveen Fund, along with a corresponding fund portfolio of the Flagship Tax-Exempt Funds Trust (the "Flagship Fund") into a new series ("New Fund") of Nuveen Flagship Multistate Trust I, a newly created investment company.

     3. To transact such other business as may properly come before the meeting.


Shareholders of record at the close of business on October 18, 1996 are entitled to notice of and to vote at the Meeting.


THE BOARD OF TRUSTEES UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR ALL PROPOSALS.

James J. Wesolowski
Secretary

JOINT PROXY STATEMENT                                                           333 West Wacker Drive
MEETINGS OF SHAREHOLDERS                                                        Chicago, Illinois
TO BE HELD DECEMBER 12, 1996                                                    60606
                                                                                800-621-7277
                                                                                One South Main Street
                                                                                Dayton, Ohio 45402
                                                                                800-414-7447



NUVEEN MULTISTATE TAX-FREE TRUST

NUVEEN ARIZONA TAX-FREE VALUE FUND
NUVEEN FLORIDA TAX-FREE VALUE FUND

NUVEEN PENNSYLVANIA TAX-FREE VALUE FUND

NUVEEN VIRGINIA TAX-FREE VALUE FUND
FLAGSHIP TAX EXEMPT FUNDS TRUST
FLAGSHIP ARIZONA DOUBLE TAX EXEMPT FUND
FLAGSHIP FLORIDA DOUBLE TAX EXEMPT FUND

FLAGSHIP PENNSYLVANIA TRIPLE TAX EXEMPT FUND

FLAGSHIP VIRGINIA DOUBLE TAX EXEMPT FUND


PROSPECTUS



NUVEEN FLAGSHIP MULTISTATE TRUST I


NUVEEN FLAGSHIP ARIZONA MUNICIPAL BOND FUND


NUVEEN FLAGSHIP FLORIDA MUNICIPAL BOND FUND


NUVEEN FLAGSHIP PENNSYLVANIA MUNICIPAL BOND FUND


NUVEEN FLAGSHIP VIRGINIA MUNICIPAL BOND FUND



This Joint Proxy Statement-Prospectus is being furnished to shareholders of Nuveen Arizona Tax-Free Value Fund ("Nuveen Arizona"), Nuveen Florida Tax-Free Value Fund ("Nuveen Florida"), Nuveen Pennsylvania Tax-Free Value Fund ("Nuveen Pennsylvania") and Nuveen Virginia Tax-Free Value Fund ("Nuveen Virginia") (each a "Fund," an "Acquired Fund" or a "Nuveen Fund"), each of which is a series of the Nuveen Multistate Tax-Free Trust (the "Trust" or "Nuveen Trust"), a Massachusetts business trust, and Flagship Arizona Double Tax Exempt Fund ("Flagship Arizona"), Flagship Florida Double Tax Exempt Fund ("Flagship Florida"), Flagship Pennsylvania Triple Tax Exempt Fund ("Flagship Pennsylvania") and Flagship Virginia Double Tax Exempt Fund ("Flagship Virginia") (each a "Fund," an "Acquired Fund" or a "Flagship Fund"), each of which is a series of the Flagship Tax Exempt Funds Trust (the "Trust" or "Flagship Trust"), a Massachusetts business trust, in connection with the solicitation of proxies by each Trust's Board of Trustees for use at a special meeting of shareholders to be held on Thursday, December 12, 1996, at 10:00 a.m., Central Time, and at any and all adjournments thereof.


At the meetings shareholders of the Nuveen Funds and the Flagship Funds will be asked to approve the following:

     (1) To elect eight (8) trustees:

       (a) for the Flagship Funds, to the Board of the Flagship Trust,

       (b) for the Nuveen Funds, to the Board of the Nuveen Trust;

     (2) For the Flagship Funds, to approve a new investment advisory agreement with Nuveen Advisory Corp.;

     (3) For the Flagship Funds, to approve a new Rule 12b-1 Plan;

     (4) Reorganizations as follows:

       (a) shareholders of Nuveen Arizona and Flagship Arizona will be asked to approve an Agreement and Plan of Reorganization (the "Arizona Agreement") whereby substantially all the assets and liabilities of Nuveen Arizona and Flagship Arizona will be acquired by Nuveen Flagship Arizona Municipal Bond Fund ("New Arizona"), in exchange for shares of New Arizona;


       (b) shareholders of Nuveen Florida and Flagship Florida will be asked to approve an Agreement and Plan of Reorganization (the "Florida Agreement") whereby substantially all the assets and liabilities of Nuveen Florida and Flagship Florida will be acquired by Nuveen Flagship Florida Municipal Bond Fund ("New Florida") in exchange for Shares of New Florida;



       (c) shareholders of Nuveen Pennsylvania and Flagship Pennsylvania will be asked to approve an Agreement and Plan of Reorganization (the "Pennsylvania Agreement") whereby substantially all the assets and liabilities of Nuveen Pennsylvania and Flagship Pennsylvania will be acquired by Nuveen Flagship Pennsylvania Municipal Bond Fund ("New Pennsylvania") in exchange for shares of New Pennsylvania; and



       (d) shareholders of Nuveen Virginia and Flagship Virginia will be asked to approve an Agreement and Plan of Reorganization (the "Virginia Agreement") whereby substantially all the assets and liabilities of Nuveen Virginia and Flagship Virginia will be acquired by Nuveen Flagship Virginia Municipal Bond Fund ("New Virginia") in exchange for shares of New Virginia.

The Arizona Agreement, the Florida Agreement, the Pennsylvania Agreement and the Virginia Agreement are each referred to as an "Agreement."



New Arizona, New Florida, New Pennsylvania and New Virginia (the "New Funds") are new series of the Nuveen Flagship Multistate Trust I (the "Trust" or "New Trust"), a new open-end, management investment company, which is authorized to issue shares of beneficial interest in separate series. The transactions contemplated by each Agreement are referred to herein as a "Reorganization." For purposes of reporting the financial statements and performance status of each New Fund after the Reorganization, the financial statements and performance history of the Flagship Fund will be adopted.



Each New Fund is designed to provide as high a level of current interest income exempt from both regular federal income tax and the applicable state personal income tax (or intangibles tax, if any) as is consistent, in the view of the Fund's management, with preservation of capital. Each New Fund invests in investment grade quality, long-term municipal obligations judged by the Fund's investment adviser to offer the best values among municipal obligations of similar credit quality.



This Joint Proxy Statement-Prospectus sets forth the information that shareholders of the Nuveen Funds and the Flagship Funds should know before voting on the proposed Reorganization. It should be read and retained for future
reference. A Statement of Additional Information dated October   , 1996 relating
to this Joint Proxy Statement--Prospectus has been filed with the Securities and Exchange Commission and is incorporated herein by reference. A copy of the Statement of Additional Information may be obtained without charge by mailing a written request to John Nuveen & Co. Incorporated, 333 West Wacker Drive, Chicago, Illinois 60606 or by calling 1-800-621-7227. The Nuveen Funds' Prospectus dated May 31, 1996, as supplemented August 26, 1996, contains additional information about the Nuveen Funds, has been filed with the Securities and Exchange Commission, is incorporated herein by reference and is available without charge by writing to the above address or by calling 1-800-621-7227. The Flagship Funds' Prospectus dated September 26, 1996 contains additional information about the Flagship Funds, has been filed with the Securities and Exchange Commission, is incorporated herein by reference and is available by writing Flagship Funds Inc., One Dayton Centre, One South Main Street, Dayton, Ohio 45402 or by calling 1-800-414-7447.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. SHARES IN THE FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK SELLING THE SHARES, NOR ARE THEY FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENT AGENCY. INVESTMENT RISKS INCLUDE THE POSSIBLE LOSS OF PRINCIPAL. THE VALUE OF THE INVESTMENT AND ITS RETURN WILL FLUCTUATE AND ARE NOT GUARANTEED. WHEN SOLD, THE VALUE OF THE INVESTMENT MAY BE HIGHER OR LOWER THAN THE AMOUNT ORIGINALLY INVESTED.


     THE DATE OF THIS JOINT PROXY STATEMENT-PROSPECTUS IS OCTOBER   , 1996.

TABLE OF CONTENTS

                                                PAGE
                                                ----
SUMMARY.........................................   1
    The Flagship Acquisition....................   1
    The Reorganizations.........................   1
    Federal Income Tax Consequences.............   1
    Comparison of Funds.........................   1
         Investment Objectives and Policies.....   1
         Management of the Funds and Management
           Fees.................................   2
         Trustees and Officers..................   2
         Distributor of the Funds...............   2
         Distributions..........................   3
         Purchase Procedures and Exchange
           Rights...............................   3
         Redemption Procedures..................   3
         Transfer Agent and Custodian...........   4
         Auditors...............................   4
         Organization...........................   4
    Costs of the Reorganizations................   4
    Board Recommendation that Shareholders
      Approve the Agreement.....................   4
COMPARATIVE FEE TABLE...........................   5
RISKS AND SPECIAL CONSIDERATIONS................  10
    General.....................................  10
    Arizona.....................................  10
    Florida.....................................  10
    Virginia....................................  10
    Comparative Considerations..................  11
THE MEETINGS....................................  11
    General.....................................  11
    Voting; Proxies.............................  13
AVAILABLE INFORMATION...........................  13
PROPOSAL NO. 1--ELECTION OF TRUSTEES............  14
PROPOSAL 1A. FLAGSHIP FUNDS.....................  14
         Officers...............................  15
PROPOSAL 1B. NUVEEN FUNDS.......................  15
         Officers...............................  17
    Votes Required..............................  18
PROPOSAL NO. 2--INVESTMENT ADVISORY
  AGREEMENTS....................................  18
    Reasons for Shareholders Vote...............  18
         Flagship--Acquisition..................  18
    Board Recommendation........................  19
    Investment Advisory Agreement...............  19
    The New Advisory Agreement..................  20
    Information Concerning Flagship, Nuveen and
      the Acquisition...........................  21
    Flagship....................................  21
    Nuveen Advisory.............................  21
    Votes Required..............................  22
PROPOSAL NO. 3--RULE 12B-1 PLAN.................  22
    Description of the New Rule 12b-1 Plan......  22
         Existing 12b-1 Plan....................  23
    Board Recommendation........................  23
    Votes Required..............................  23
PROPOSAL NO. 4--THE REORGANIZATIONS.............  24
    General.....................................  24
    Terms of Each Reorganization................  24
    Reasons for the Reorganization..............  25
    Board Recommendation........................  26

                                                PAGE
                                                ----
    Votes Required..............................  26
    Description of the Shares to be Issued in
      the Reorganization........................  27
         General................................  27
         Distributions..........................  27
    Comparison of Rights of Holders of the
      Funds.....................................  27
    Comparison of the Investment Objectives and
      Policies..................................  28
         Diversification........................  28
         Investment Grade Quality...............  28
         Average Maturity.......................  28
         AMT Bonds..............................  28
         Concentration..........................  28
         Lease Obligations......................  28
         Temporary Investments..................  28
         Futures and Options....................  29
         Borrowing..............................  29
         Illiquid Securities....................  29
         Other Investment Restrictions..........  29
    Comparison of Management....................  29
    Comparison of Distribution..................  30
    Waiver Comparison...........................  31
    Certain Provisions in the New Trust's
      Declaration
      of Trust..................................  31
    Other Comparisons...........................  31
         Trustees and Officers..................  31
         Fiscal Year............................  31
         Purchase, Exchange and Redemption
           Features and Privileges..............  31
         Transfer Agent and Custodian...........  32
         Auditors...............................  32
         Organization...........................  32
         Surrender and Exchange of Acquired Fund
           Share Certificates...................  32
    Costs Associated with the Reorganizations...  33
    Appraisal Rights............................  33
    Tax Consequences of the Reorganizations.....  33
    Capitalization..............................  34
    Comparative Performance Information.........  36
LEGAL OPINIONS..................................  36
EXPERTS.........................................  37
SHAREHOLDER PROPOSALS...........................  37
GENERAL.........................................  37
ANNEX A
ADDITIONAL INFORMATION ABOUT THE NEW FUNDS...... A-1
ANNEX B
FORM OF AGREEMENT AND PLAN OF REORGANIZATION AND
  LIQUIDATION................................... B-1
ANNEX C
HOLDERS OF MORE THAN 5% OF ANY CLASS OF A FUND'S
  SHARES........................................ C-1
ANNEX D
FORM OF NEW INVESTMENT ADVISORY AGREEMENT....... D-1
ANNEX E
FORM OF NEW RULE 12B-1 PLAN..................... E-1

SUMMARY

This summary is qualified in its entirety by reference to the additional information contained elsewhere in this Joint Proxy Statement--Prospectus, the Agreement (a form of which is attached to this Joint Proxy Statement--Prospectus as Annex B) and the Prospectuses of the Nuveen Funds and the Flagship Funds, which are incorporated herein by reference.

THE FLAGSHIP ACQUISITION


The John Nuveen Company has entered into an Agreement and Plan of Merger dated July 16, 1996 (the "Acquisition Agreement") to acquire Flagship Resources Inc. and its subsidiaries, Flagship Financial Inc. and Flagship Funds Inc. (the "Acquisition" or the "Flagship Acquisition"). It is currently contemplated that the Acquisition will occur on December 31, 1996. Subsequent to the Acquisition, The John Nuveen Company will consider reorganizations or consolidations of the businesses and operations of Flagship Financial Inc. ("Flagship"), the investment adviser of the Flagship Funds, and Flagship Funds Inc., the distributor of the Flagship Funds. Each of the proposals contained in this Joint Proxy Statement--Prospectus is contingent upon the consummation of the Acquisition.


Consummation of the Acquisition would constitute an "assignment," as that term is defined in the Investment Company Act of 1940 (the "1940 Act") of each Flagship Fund's current investment advisory agreement with Flagship. As required by the 1940 Act, each current investment advisory agreement provides for its automatic termination in the event of its assignment. In anticipation of the Acquisition, a new investment advisory agreement for each Flagship Fund is being proposed for approval by shareholders of each Flagship Fund, along with other matters triggered by the Acquisition.

THE REORGANIZATIONS

The Reorganizations are being proposed to consolidate the respective Nuveen and Flagship Funds into a single family of mutual funds that will be advised by Nuveen Advisory Corp. ("Nuveen Advisory") and distributed by John Nuveen & Co. Incorporated ("Nuveen") and that will feature a uniform set of investment objectives and policies, shareholder purchase options and shareholder account privileges.

Each Agreement provides for the transfer of substantially all the assets of the respective Nuveen Fund and the Flagship Fund to the corresponding New Fund in exchange for shares of the New Fund and the assumption by the New Fund of substantially all the liabilities of the Acquired Funds. As a result of each Reorganization each shareholder of an Acquired Fund will become the owner of that number of full and fractional shares of the same class of the corresponding New Fund having an aggregate value equal to the aggregate value of the shareholder's shares of the Acquired Fund as of the effective time of the Reorganization.


As a result of the Reorganizations, similar Flagship and Nuveen Funds each would be combined into a single, larger New Fund with broader and enhanced distribution and the potential for administrative and operating efficiencies, which will help maintain and potentially improve the competitive position of each Fund. It is currently contemplated that the Reorganizations would occur on January 31, 1997.


FEDERAL INCOME TAX CONSEQUENCES


Each Fund's Reorganization will qualify as a tax-free reorganization under
Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, no Fund will recognize gain or loss for federal income tax purposes as a result of the Reorganization. In addition, shareholders of an Acquired Fund who receive corresponding New Fund shares pursuant to the Reorganization will recognize no gain or loss for federal income tax purposes. Provided that each Fund qualifies as a qualified investment fund under applicable state tax law and that the proposed Reorganization qualifies as a tax-free reorganization under the Code, no Fund will recognize any gain or loss for applicable state income tax purposes as a result of the Reorganization and shareholders of an Acquired Fund who receive corresponding New Fund shares pursuant to the Reorganization will recognize no gain or loss for applicable state income tax purposes.


COMPARISON OF FUNDS

INVESTMENT OBJECTIVES AND POLICIES. The investment objectives of each New Fund are identical to those of the Nuveen Funds and substantially similar to those of the Flagship Funds. Each Fund seeks high current interest income exempt from both regular federal income tax and the applicable state personal income tax (or intangibles tax), consistent with preservation of capital, by investing in municipal obligations. The Flagship Funds, in addition, provide that the income sought be consistent with liquidity in addition to preservation of capital.

The investment policies of the New Funds are similar to those of the Nuveen Funds and the Flagship Funds. The salient differences, which are set forth under "Comparison of the Investment Objectives and Policies," include:


- Diversification. New Virginia and New Pennsylvania are "non-diversified" under the 1940 Act; New Arizona, New Florida, the Nuveen Funds and the Flagship Funds are "diversified." Being non-diversified, New Virginia and New Pennsylvania will be able to invest more than 5% of its assets in the obligations of an issuer, subject to the diversification requirements of Subchapter M of the Code. This allows each of New Virginia and New Pennsylvania, as to 50% of its total assets, to invest more than 5%, but not have more than 25%, in the securities of a single issuer. A "diversified" fund, on the other hand, may not, with respect to 75% of its total assets, invest more than 5% in the securities of a single issuer. Since New Virginia and New Pennsylvania may invest a relatively high percentage of its assets in the obligations of a limited number of issuers, they may be more susceptible to any single economic, political or regulatory occurrence than the Nuveen Funds and the Flagship Funds.



- Definition of Investment Grade Quality. The New Funds and the Flagship Funds may rely on ratings from Moody's Investor Service, Inc., (the "Moody's"), Standard & Poor's Rating Group ("S&P") and Fitch Investors Service, Inc. ("Fitch"), while the Nuveen Funds may not presently rely on ratings by Fitch. The Nuveen Funds may only invest up to 20% in unrated securities, while the New Funds and the Flagship Funds have no such restriction. The New Funds may, therefore, invest in an unlimited amount of Fitch-only rated securities and unrated securities, whereas the Nuveen Funds may only invest up to 20% in Fitch-only rated securities and unrated securities. The market for Fitch-only rated securities and unrated securities may be less broad than for Moody's and/or S&P rated securities. In addition, with unrated securities, a Fund is more dependant upon the investment manager's credit analysis.



- Average Maturity. The New Funds seek an average maturity of between 15 to 30 years as compared to the Nuveen Funds' goal of 20 to 30 years and Flagship Funds' goal of 15 to 25 years. Generally, securities with longer maturities are more volatile than those with shorter maturities.



- AMT Bonds. The New Funds do not have a restriction on the amount of AMT Bonds purchased; the Nuveen Funds and the Flagship Funds do not allow more than 20% to be invested in AMT Bonds. AMT Bonds are Municipal Obligations, the interest on which is a specific tax preference item for purposes of computing the alternative minimum tax on corporations and individuals. For shareholders whose tax liability is determined under the alternative minimum tax, such shareholders will be taxed on their share of the Fund's exempt-interest dividends that were paid from income earned on AMT Bonds. In addition, the alternative minimum taxable income for corporations is increased by 75% of the difference between an alternative measure of income ("adjusted current earnings") and the amount otherwise determined to be alternative minimum taxable income. Interest on all Municipal Obligations and therefore all distributions by the Fund that would otherwise be tax exempt is included in calculating a corporation's adjusted current earnings.


- Concentration. The New Funds and the Nuveen Funds may not invest more than 25% in any one industry, with the exception of investments in Municipal Obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities. The Flagship Funds are permitted to invest more than 25% of their assets in a particular segment of the municipal bond market, such as Hospital Revenue Bonds, Housing Agency Bonds, Industrial Development Bonds, Airport Bonds or U.S. Territorial Bonds.


- Municipal Leases. The New Funds and the Flagship Funds have no percentage limitation on non-appropriation lease obligations, whereas the Nuveen Funds are limited to investing no more than 10% of their assets in non-appropriation lease obligations. Certain "non-appropriation" lease obligations may present special risks because the municipality's obligation to make future lease or installment payments depends on money being appropriated each year for this purpose. If an issuer stopped making payment on a lease obligation held by a Fund, the lease obligation would lose some or all of its value. Some lease obligations may be illiquid under certain circumstances.


- Illiquid Securities. The New Funds may not invest more than 15% of their net assets in illiquid securities. The Nuveen Funds limit investment in illiquid securities to 10% of assets. The Flagship Funds have no stated limitation on investment in illiquid securities; however, the Flagship Funds have generally followed the Commission guidelines, which provide that the usual limit on aggregate holdings of illiquid securities is 15% of net assets.

MANAGEMENT OF THE FUNDS AND MANAGEMENT FEES. Nuveen Advisory will serve as the investment adviser to each New Fund, and the portfolio manager of each Flagship Fund is expected to serve as the portfolio manager for the corresponding New Fund. Subject to normal personnel turnover, the Flagship portfolio management team is anticipated to be employed by Nuveen Advisory and to manage the New Funds. For management services provided, Nuveen Advisory will receive a fee accrued daily and payable monthly, on a graduated declining basis that starts at an annual rate of .55% of average net assets. Nuveen Advisory also serves as the investment adviser to each Nuveen Fund for the same fee. Flagship currently serves as the investment adviser to each Flagship Fund, although a new investment advisory agreement with Nuveen Advisory is being proposed. For management services provided, Flagship receives a fee accrued daily and payable monthly at an annual rate of .50% of average net assets. See Proposal No. 2--Investment Advisory Agreements.

TRUSTEES AND OFFICERS. The trustees and officers of each of the New Trust, the Nuveen Trust and the Flagship Trust differ. See Proposal No. 1--Election of Trustees and the Statement of Additional Information.

DISTRIBUTOR OF THE FUNDS. Nuveen will serve as the sponsor and principal underwriter for each New Fund. Nuveen serves in the same capacity for each Nuveen Fund. Flagship Funds Inc. serves as the exclusive selling agent and distributor of each Flagship Fund's shares. Class A Shares of all Funds are generally subject to an initial sales load. Class A Shares of the

Flagship Funds are, and of the New Funds will be, sold at the applicable net asset value plus an initial sales charge based upon a schedule that begins at 4.20% for purchases of less than $50,000 and declines thereafter. The schedule for the Nuveen Funds currently begins at 4.50% for purchases of less than $50,000 and declines thereafter. See "Comparison of Distribution."

Pursuant to Rule 12b-1 under the 1940 Act, the New Funds have adopted a Plan of Distribution and Service ("Plan") which provides that each class of shares (other than Class R) will pay Nuveen a service fee of up to .20%, to be used to compensate authorized dealers, including Nuveen, in connection with the provision of ongoing account services to shareholders. The Nuveen Funds currently have a service fee of up to .25%; the Flagship Funds currently have a service fee of .20%.


The New Fund's Plan also provides for a distribution fee, payable to Nuveen, to be used to reimburse for services and expenses incurred in connection with distribution of Class B and Class C shares. Class A shares have no distribution fee, Class B shares have a .75% distribution fee, and Class C shares have a .55% distribution fee. This is lower than the current distribution fees for the Flagship Funds, which are .20% for Class A and .75% for Class C, and equal to or lower than the current fees for Nuveen Funds, which are 0% for Class A and .75% for Class C. Neither the Nuveen Funds nor the Flagship Funds currently offer Class B shares.


See "Comparative Fee Table" for a comparison of these fees.

DISTRIBUTIONS.


The Nuveen Funds currently, and the New Funds currently intend to, declare and pay dividends monthly. The Flagship Funds currently declare dividends daily and pay dividends monthly. The New Trust's Board will seek to maintain a relatively stable monthly distribution. In addition, Nuveen Advisory will periodically undertake to waive fees and reimburse expenses of the New Funds to the extent necessary to maintain a competitive distribution rate. The current expenses, fee waivers and reimbursements are set forth in the "Comparative Fee Table." Actual amounts may be greater or less than those shown. There is no assurance that the New Funds' actual expenses will be equal to or less than the current actual expenses of the Nuveen Funds or the Flagship Funds and, in some cases, are currently estimated to be higher; actual expenses of the New Funds will be a function of the extent to which fee waivers and reimbursements are necessary to maintain a competitive dividend rate consistent with the past practice of Flagship.


PURCHASE PROCEDURES AND EXCHANGE RIGHTS.

The expenses associated with the purchase of each class of shares of each Fund are set forth in the Comparative Fee Table.


The New Funds allow a minimum initial investment of $3,000, except for Class R, which requires a minimum initial investment of $1 million unless purchased by fee-based advisers, wrap accounts and certain specified categories of investors, such as Nuveen employees and registered representatives of authorized dealers. The New Funds offer four alternative classes of shares for purchase: Class A, Class B, Class C and Class R. Class B Shares convert automatically into Class A Shares eight years after purchase. Class C shares have no conversion feature; except that Class C shareholders who originally acquired their shares from the Nuveen Fund will retain the option to convert their shares to Class A shares at the end of their six-year holding period on the same basis as described below, although the conversion will no longer occur automatically. Such shareholders will need to exercise this conversion feature if they so desire. Shares may be purchased through authorized dealers or Nuveen by check or payment may be wired. The New Funds offer two different systematic investment programs: the Automatic Deposit Plan and the Payroll Direct Deposit Plan. In addition, shareholders may exchange shares for shares of the same or equivalent class of another Nuveen Mutual Fund with reciprocal exchange privileges at net asset value without sales charge. In addition, the New Funds offer a reinstatement privilege and a Fund Direct privilege to enable shareholders to send money electronically between their accounts and their bank.



The Nuveen Funds offer the same rights and privileges as are available with the New Funds, with the exception of Class B Shares, which are not offered by the Nuveen Funds. In addition, Class C Shares of the Nuveen Funds currently convert automatically to Class A Shares six years after purchase, which eliminates the ongoing 12b-1 distribution fee. Also, the Nuveen Funds allow a minimum investment of $1,000, whereas the New Funds allow a minimum initial investment of $3,000.


The Flagship Funds allow a minimum initial investment of $3,000. The Flagship Funds offer two alternative classes of shares for purchase: Class A and Class C. There is no conversion of Class C Shares into Class A Shares. Shares may be purchased through an authorized dealer, by mail or by wire. The Flagship Funds offer shareholders who receive a quarterly statement from Flagship a monthly automatic investment plan. Shares may be exchanged for shares of another fund within the Flagship Trust at net asset value without a sales charge. In addition, the Flagship Funds offer a reinstatement privilege. All privileges currently offered by a Flagship Fund will also be offered by the corresponding New Fund.

REDEMPTION PROCEDURES.


The redemption charges associated with each class of shares for each Fund are set forth in the Comparative Fee Table. The New Funds allow a variety of redemption options, including: by orders placed with an authorized dealer; by written request; by TEL-A-CHECK; by TEL-A-WIRE or Fund Direct; or through an automatic withdrawal plan. The Nuveen Funds offer the same redemption options as the New Funds. The Flagship Funds also offer essentially the same redemption options, allowing shareholders to place an order for redemption with a financial consultant, by written request, by telephone, through a systematic withdrawal plan or by direct deposit into a bank account.


TRANSFER AGENT AND CUSTODIAN.

State Street Bank and Trust Company, 225 Franklin Street, Boston, MA 02106, will be the transfer agent and custodian for the New Funds. It currently serves as the transfer agent and custodian for the Flagship Funds. Shareholder Services, Inc. serves as transfer agent for the Nuveen Funds, and Chase Manhattan Bank serves as custodian for the Nuveen Funds.

AUDITORS.


The auditors for the New Funds and the Flagship Trust are Deloitte & Touche LLP. The auditors for the Nuveen Trust are Arthur Andersen LLP.


ORGANIZATION.

The Nuveen Trust, the Flagship Trust and the New Trust are all Massachusetts business trusts.

COSTS OF THE REORGANIZATIONS.

The costs associated with the Reorganizations for both the Nuveen Funds and Flagship Funds will be borne by and allocated between Flagship and Nuveen Advisory.

BOARD RECOMMENDATION THAT SHAREHOLDERS APPROVE THE AGREEMENT.

THE BOARD OF TRUSTEES OF EACH OF THE NUVEEN TRUST AND THE FLAGSHIP TRUST HAVE DETERMINED THAT THE TRANSACTIONS CONTEMPLATED BY THE AGREEMENT ARE ADVISABLE AND IN THE BEST INTERESTS OF EACH FUND'S SHAREHOLDERS.

THE BOARDS ARE UNANIMOUSLY RECOMMENDING THAT THE SHAREHOLDERS APPROVE THE AGREEMENT BY VOTING FOR PROPOSAL 4.

In making this recommendation, the Boards considered the following factors, among others:

- Portfolio Management -- The Boards evaluated the qualifications and capabilities of Nuveen Advisory to serve as investment adviser, noting that Nuveen Advisory has extensive experience managing municipal bond investment companies with approximately $30 billion under management. In addition, Nuveen Advisory is a part of an organization that provides investment advice to or credit surveillance for a large number of open-end and exchange-traded funds and unit trusts. Total assets under management or credit surveillance by Nuveen and affiliates is in excess of $45 billion.

- Investment Objectives and Policies -- The investment objectives and policies of each corresponding Fund are similar, each having a value-investing orientation, commitment to research, and a focus on capital preservation. Thus, the New Funds are expected to be managed prospectively in substantially the same manner as the Nuveen Funds and the Flagship Funds are currently managed.

- Increased Investment Choices -- The New Funds would offer additional classes of shares, which would provide existing and future shareholders the benefit of an expanded set of purchase options.

In addition, the Flagship Trust Board considered, among other things:

- Administrative and Operating Efficiencies -- The Board determined that Nuveen has access to a broad array of distribution channels and that Fund shareholders would potentially benefit from Nuveen's national sales organization. Broader distribution should result in administrative and operating efficiencies to the Funds from asset growth.


- Reorganization Costs and Tax Consequences -- The costs and expenses of the Reorganizations would be borne by Flagship and Nuveen Advisory, and will not be borne by shareholders. In addition, the Reorganizations should not result in any material adverse Federal income tax consequences for the Funds or their shareholders.


- Continuity of Portfolio Management and Distribution Personnel -- It is expected that the current portfolio managers for the Flagship Funds will continue as managers of the New Funds and senior personnel have agreed to sign long-term employment contracts with Nuveen.

In addition, the Nuveen Board considered, among other things:

- Increased Distribution Capabilities -- Nuveen Funds will gain broader distribution with brokers and have the potential to expand distribution with financial planners and financial institutions based on a wider product line offering. This, in turn, creates the potential for asset growth and administrative and operating efficiencies.

- Increased Investment Products -- Nuveen Fund shareholders will have access to an expanded selection of investment products in the combined Nuveen Flagship family of funds.

COMPARATIVE FEE TABLE

The purpose of the following tables is to assist shareholders of the Acquired Funds in understanding the costs and expenses that a shareholder in the corresponding New Fund would bear directly or indirectly.

----------------------------------------------------------------------------------------------------------------
                                                                       -----------------------------------------

                  SHAREHOLDER TRANSACTION EXPENSES                                     EACH FUND
                (AS A PERCENTAGE OF OFFERING PRICE)                    CLASS A     CLASS B    CLASS C    CLASS R
----------------------------------------------------------------------------------------------------------------
Maximum Sales Load Imposed on Purchases
  Nuveen                                                               4.50%(1)        --       None       None
  Flagship                                                             4.20%(1)        --       None         --
  New                                                                  4.20%(1)      None       None       None
Maximum Sales Load Imposed on Reinvested Dividends
  Nuveen                                                                None           --       None       None
  Flagship                                                              None           --       None         --
  New                                                                   None         None       None       None
Redemption Fees
  Nuveen                                                                None           --       None       None
  Flagship                                                              None           --       None         --
  New                                                                   None         None       None       None
Exchange Fees
  Nuveen                                                                None           --       None       None
  Flagship                                                              None           --       None         --
  New                                                                   None         None       None       None
Deferred Sales Charge (as a percentage of lesser of purchase price or redemption proceeds)
  Nuveen                                                                None(2)        --        Yes(4)    None
  Flagship                                                              None(2)        --        Yes(4)      --
  New                                                                   None(2)       Yes(3)     Yes(4)    None
----------------------------------------------------------------------------------------------------------------

(1) Reduced sales charges apply to purchases of $50,000 or more. Purchases of $1 million or more have no initial sales load imposed on purchases, but may be subject to a contingent deferred sales charge.

(2) Class A purchases of $1 million or more at net asset value in a Nuveen Fund, a Flagship Fund or a New Fund may be subject to a 1% contingent deferred sales charge if redeemed within 18 months of purchase.

(3) Class B Shares are assessed a declining contingent deferred sales load if redeemed within six years of purchase based on the following yearly schedule:
5%, 4%, 4%, 3%, 2% and 1% for years one through six, respectively.

(4) Class C Shares redeemed within one year of purchase are subject to a 1% contingent deferred sales charge.

The fees and expenses for the Acquired Funds are based upon the actual expenses for their last fiscal year, which was January 31, 1996 for the Nuveen Funds and May 31, 1996 for the Flagship Funds, except for the last column which reflects the total expenses, after fees, waivers and expense reimbursements for the one-day period ended June 1, 1996 (annualized). The fees and expenses for the New Funds are based upon estimated expenses, waivers and reimbursements for their first full fiscal year.

------------------------------------------------------------------------------------------------------------------------
                                                                                                         TOTAL EXPENSES,
                                                                                                       AFTER FEE WAIVERS
                                                                                    TOTAL EXPENSES,          AND EXPENSE
                                                             OTHER                AFTER FEE WAIVERS       REIMBURSEMENTS
ANNUAL OPERATING EXPENSES         MANAGEMENT     12B-1   OPERATING       TOTAL          AND EXPENSE       (JUNE 1, 1996)
(AS A PERCENTAGE OF NET ASSETS)         FEES      FEES    EXPENSES    EXPENSES      REIMBURSEMENTS*        (ANNUALIZED)*
------------------------------------------------------------------------------------------------------------------------
ARIZONA
  Class A
    Nuveen                              .55%      .25%        .51%       1.31%                1.00%                1.00%
    Flagship                            .50%      .40%        .17%       1.07%                 .69%                 .80%
    New                                 .55%      .20%        .17%        .92%                 .87%                 .87%
  Class B
    Nuveen                                --        --          --          --                   --                   --
    Flagship                              --        --          --          --                   --                   --

------------------------------------------------------------------------------------------------------------------------
                                                                                                         TOTAL EXPENSES,
                                                                                                       AFTER FEE WAIVERS
                                                                                    TOTAL EXPENSES,          AND EXPENSE
                                                             OTHER                AFTER FEE WAIVERS       REIMBURSEMENTS
ANNUAL OPERATING EXPENSES         MANAGEMENT     12B-1   OPERATING       TOTAL          AND EXPENSE       (JUNE 1, 1996)
(AS A PERCENTAGE OF NET ASSETS)         FEES      FEES    EXPENSES    EXPENSES      REIMBURSEMENTS*        (ANNUALIZED)*
------------------------------------------------------------------------------------------------------------------------

    New                                 .55%      .95%        .17%       1.67%                1.62%                1.62%
  Class C
    Nuveen                              .55%     1.00%        .56%       2.11%                1.75%                1.75%
    Flagship                            .50%      .95%        .18%       1.63%                1.23%                1.34%
    New                                 .55%      .75%        .17%       1.47%                1.42%                1.42%
  Class R
    Nuveen                              .55%      None        .60%       1.15%                 .75%                 .75%
    Flagship                              --        --          --          --                   --                   --
    New                                 .55%      None        .17%        .72%                 .67%                 .67%
FLORIDA
  Class A
    Nuveen                              .55%      .25%        .41%       1.21%                1.00%                1.00%
    Flagship                            .50%      .40%        .12%       1.02%                 .83%                 .85%
    New                                 .54%      .20%        .12%        .86%                 .86%                 .86%
  Class B
    Nuveen                                --        --          --          --                   --                   --
    Flagship                              --        --          --          --                   --                   --
    New                                 .54%      .95%        .12%       1.61%                1.61%                1.61%
  Class C
    Nuveen                              .55%     1.00%        .61%       2.16%                1.75%                1.75%
    Flagship                            .50%      .95%        .10%       1.55%                1.38%                1.40%
    New                                 .54%      .75%        .12%       1.41%                1.41%                1.41%
  Class R
    Nuveen                              .55%      None        .33%        .88%                 .75%                 .75%
    Flagship                              --        --          --          --                   --                   --
    New                                 .54%      None        .12%        .66%                 .66%                 .66%
PENNSYLVANIA
  Class A
    Nuveen                              .55%      .25%        .50%       1.30%                1.00%                1.00%
    Flagship                            .50%      .40%        .23%       1.13%                 .79%                 .85%
    New                                 .55%      .20%        .16%        .91%                 .72%                 .72%
  Class B
    Nuveen                                --        --          --          --                   --                   --
    Flagship                              --        --          --          --                   --                   --
    New                                 .55%      .95%        .16%       1.66%                1.47%                1.47%
  Class C
    Nuveen                              .55%     1.00%        .59%       2.14%                1.75%                1.75%
    Flagship                            .50%      .95%        .23%       1.68%                1.34%                1.40%
    New                                 .55%      .75%        .16%       1.46%                1.27%                1.27%
  Class R
    Nuveen                              .55%      None        .41%        .96%                 .75%                 .75%
    Flagship                              --        --          --          --                   --                   --
    New                                 .55%      None        .16%        .71%                 .52%                 .52%
VIRGINIA
  Class A
    Nuveen                              .55%      .25%        .40%       1.20%                1.00%                1.00%
    Flagship                            .50%      .40%        .16%       1.06%                 .83%                 .80%
    New                                 .55%      .20%        .13%        .88%                 .82%                 .82%
  Class B
    Nuveen                                --        --          --          --                   --                   --
    Flagship                              --        --          --          --                   --                   --
    New                                 .55%      .95%        .13%       1.63%                1.57%                1.57%
  Class C
    Nuveen                              .55%     1.00%        .37%       1.92%                1.75%                1.75%
    Flagship                            .50%      .95%        .15%       1.60%                1.38%                1.35%
    New                                 .55%      .75%        .13%       1.43%                1.37%                1.37%
  Class R
    Nuveen                              .55%      None        .39%        .94%                 .75%                 .75%
    Flagship                              --        --          --          --                   --                   --
    New                                 .55%      None        .13%        .68%                 .62%                 .62%
------------------------------------------------------------------------------------------------------------------------



* Actual amounts may be greater or less than those shown. There is no assurance that the New Funds' actual expenses will be equal to or less than the current actual expenses of the Nuveen Funds or the Flagship Funds and, in some cases, are currently estimated to be higher; actual expenses of the New

  Funds will be a function of the extent to which fee waivers and reimbursements are necessary to maintain a competitive dividend rate consistent with the past practice of Flagship.

EXAMPLE

The following example shows what you would pay on a $1,000 investment over various time periods, assuming (1) a 5% annual rate of return and (2) redemption at the end of each time period. This example is based upon the actual (or estimated) expenses, after reimbursement, for each Fund as listed under "Total Expenses, After Fee Waivers and Expense Reimbursements" above.


---------------------------------------------------------------------------------------------------------------------
                                                        1 YEAR                                            10 YEARS
                                                                        3 YEARS         5 YEARS
---------------------------------------------------------------------------------------------------------------------
ARIZONA
  Class A
    Nuveen                                              $55                 $75            $ 98             $162
    Flagship                                            $49                 $63            $ 79             $124
    New                                                 $51                 $69            $ 88             $145
  Class B
    Nuveen                                               --                  --              --               --
    Flagship                                             --                  --              --               --
    New                                                 $66(d)              $73(d)         $111(d)          $172(a)
  Class C
    Nuveen                                              $28(b)              $55            $ 95             $168(c)
    Flagship                                            $23(b)              $39            $ 68             $149(c)
    New                                                 $25(b)              $45            $ 78             $170(c)
  Class R
    Nuveen                                              $ 8                 $24            $ 42             $ 93
    Flagship                                             --                  --              --               --
    New                                                 $ 7                 $21            $ 37             $ 83
FLORIDA
  Class A
    Nuveen                                              $55                 $75            $ 98             $162
    Flagship                                            $50                 $67            $ 86             $140
    New                                                 $50                 $68            $ 88             $144
  Class B
    Nuveen                                               --                  --              --               --
    Flagship                                             --                  --              --               --
    New                                                 $66(d)              $93(d)         $110(d)          $171(a)
  Class C
    Nuveen                                              $28(b)              $55            $ 95             $168(c)
    Flagship                                            $24(b)              $44            $ 76             $166(c)
    New                                                 $24(b)              $45            $ 77             $169(c)
  Class R
    Nuveen                                              $ 8                 $24            $ 42             $ 93
    Flagship                                             --                  --              --               --
    New                                                 $ 7                 $21            $ 37             $ 82
PENNSYLVANIA
  Class A
    Nuveen                                              $55                 $75            $ 98             $162
    Flagship                                            $50                 $66            $ 84             $136
    New                                                 $49                 $64            $ 80             $128
  Class B
    Nuveen                                               --                  --              --               --
    Flagship                                             --                  --              --               --
    New                                                 $64(d)              $89(d)         $103(d)          $155(a)
  Class C
    Nuveen                                              $28(b)              $55            $ 95             $168(c)
    Flagship                                            $24(b)              $42            $ 73             $161(c)
    New                                                 $23(b)              $40            $ 70             $153(c)
  Class R
    Nuveen                                              $ 8                 $24            $ 42             $ 93
    Flagship                                             --                  --              --               --
    New                                                 $ 5                 $17            $ 29             $ 65

---------------------------------------------------------------------------------------------------------------------
                                                        1 YEAR          3 YEARS         5 YEARS           10 YEARS
---------------------------------------------------------------------------------------------------------------------
VIRGINIA
  Class A
    Nuveen                                              $55                 $75            $ 98             $162
    Flagship                                            $50                 $67            $ 86             $140
    New                                                 $50                 $67            $ 86             $139
  Class B
    Nuveen                                               --                  --              --               --
    Flagship                                             --                  --              --               --
    New                                                 $65(d)              $92(d)         $108(d)          $167(a)
  Class C
    Nuveen                                              $28(b)              $55            $ 95             $168(c)
    Flagship                                            $24(b)              $44            $ 76             $166(c)
    New                                                 $24(b)              $43            $ 75             $165(c)
  Class R
    Nuveen                                              $ 8                 $24            $ 42             $ 93
    Flagship                                             --                  --              --               --
    New                                                 $ 6                 $20            $ 35             $ 77
---------------------------------------------------------------------------------------------------------------------


(a) The ten-year figure for the Class B Shares of the New Funds reflects the automatic conversion of Class B shares into Class A Shares eight years after purchased.


(b) Assumes that the shareholder redeemed on the last day of the year and the contingent deferred sales charge (1% if redeemed within the first year) was applicable. If the shareholder had redeemed on the first day of the next year, the expenses for the Nuveen Funds would have been $18 and the expenses for the Flagship Funds would have been $13 for Flagship Arizona and $14 for Flagship Florida, Flagship Pennsylvania and Flagship Virginia. The expenses for New Funds would have been $14 for Arizona, Florida and Virginia and $13 for Pennsylvania.



(c) The ten-year figure for the Class C Shares of the Nuveen Funds reflects the automatic conversion of Class C Shares into Class A Shares six years after purchase. The Flagship Funds has no conversion privilege. The New Funds have no conversion privilege; except that Class C shareholders who originally acquired their shares from the Nuveen Fund will retain the option to convert their shares to Class A Shares at the end of their six-year holding period. The ten-year figure for the former Nuveen Class C shareholders of the New Fund does not reflect this conversion. Had this conversion been reflected the expenses would have been as follows: $142 for Arizona, $140 for Florida, $124 for Pennsylvania and $136 for Virginia.



(d) Assumes that the shareholder redeemed on the last day of the year and the contingent deferred sales charge was applied as follows: 1 year (5%), 3 years (4%) and 5 years (2%). If instead the shareholder had redeemed on the first day of the next year, the expenses would have been as follows: 1 year - $56 for the New Arizona, New Florida and New Virginia and $55 for the New Pennsylvania, 3 years - $83 for New Arizona and New Florida, $78 for New Pennsylvania and $81 for New Virginia, and 5 years - $100 for New Arizona, $99 for New Florida, $92 for New Pennsylvania and $97 for New Virginia. See "How to Buy Fund
Shares -- Class B Shares."



This example does not represent past or future expenses. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. Moreover, a Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in this example. This example assumes that the percentage amounts listed under "Total Expenses, After Fee Waivers and Expense Reimbursements" remain the same in each of the periods.

RISKS AND SPECIAL CONSIDERATIONS

GENERAL


As with other bond mutual funds or any long-term, fixed income investment, the value of each New Fund's portfolio will tend to vary inversely with changes in prevailing interest rates. Accordingly, each New Fund should be considered a long-term investment, designed to provide the best results when held for a multi-year period. A New Fund may not be suitable if you have a short-term investment horizon. Additionally, each New Fund's portfolio may be susceptible to political, economic or regulatory developments affecting issuers of Municipal Obligations in its state. New Virginia and New Pennsylvania are "non-diversified," and, therefore may be more susceptible to any single economic, political or regulatory occurrence than a "diversified fund." The New Funds also have the ability to engage in certain investment practices, including the purchase of Municipal Obligations that pay interest subject to the federal alternative minimum tax, the purchase or sale of securities on a when-issued or delayed delivery basis, the purchase or sale of municipal lease and installment purchase obligations, and the purchase or sale of futures or options for hedging purposes. As described elsewhere in this Joint Proxy Statement-Prospectus, the New Funds have no present intention of purchasing or selling futures or options.


In addition, the following information is a brief summary of special factors that affect the risk of investing in Municipal Obligations issued within each New Fund's state. This information was obtained from official statements of issuers located in these states as well as from other publicly available official documents and statements and is not intended to be a complete description. The New Funds have not independently verified any of the information contained in these statements and documents. See the Statement of Additional Information for further information relating to current political, economic or regulatory risk factors as well as information relating to legal proceedings which may adversely affect a state's financial position.

ARIZONA

Arizona is the nation's sixth largest state in terms of area. Arizona's main economic sectors are services, tourism and manufacturing. The unemployment rate in Arizona for 1995 was 5.1% and for 1994 was 6.3%. Slower construction and real estate activity is at the heart of the current weakness in the State's financial sector. In recent years, revenue and budgeted expenditures for the State and its political subdivisions have been limited due to reduced federal funds for states, by Constitutional restrictions on ad valorem taxes and by adverse economic conditions.

FLORIDA


Florida is the nation's fourth most populous state, and has averaged 2.3% annual population growth over the last decade. National demographic trends may slow Florida's population growth over the next decade, however. Tourism continues its recent slight decline, but is expected to increase by 4.5% in 1996-97. Florida's unemployment rate is currently projected to be 5.9% in 1996-97. The State's Constitution mandates a balanced budget. Florida retains a bond rating of Aa and AA from Moody's and S&P, respectively, on the majority of its general obligation bonds.



PENNSYLVANIA



The Commonwealth of Pennsylvania and certain of its municipal subdivisions, including the City of Philadelphia, have undergone the financial difficulties and pressures that accompany a decline in economic conditions. As the heavy industries historically associated with Pennsylvania have declined with increasing competition from foreign producers, the services sector, including trade, medical and health services, education and financial institutions, has provided major new sources of growth. Agriculture related industries continue to be an important part of Pennsylvania's economy. Both the Commonwealth and the City of Philadelphia have historically experienced significant revenue shortfalls. On the other hand, rising demands on state programs, particularly for medical assistance and cash assistance programs, and the increased cost of special education programs and correction facilities and programs, have contributed to increased expenditures. In response, the Commonwealth and the City of Philadelphia have, in recent years, sought to balance budgets with a combination of tax increases and expenditure restraints. Although there can be no assurance that such conditions will continue, all outstanding general obligation bonds of the Commonwealth are currently rated at AA- by S&P and A1 by Moody's. [Any Fitch rating?]


VIRGINIA

Virginia's financial condition is supported by a broad-based economy, including manufacturing, tourism, agriculture, ports, mining and fisheries. Manufacturing continues to be a major source of employment, ranking behind only services, wholesale and retail trade, and government (federal, state and local). Defense activity is an important component of Virginia's economy; however, defense employment in Virginia can be expected to continue to decline as previously announced base closures are implemented and the military downsizes. Economic growth continued in fiscal year 1995 and employment continued to give brighter news. Unemployment dropped to 4.7%, compared to the national rate of 5.7%. Per capita income of $22,501 was 104% of the national figure. While Virginia has nearly completed an economic recovery from the 1990-91 recession, the implementation of cutbacks and the duration of the period of economic growth are continuing sources of concern. Growing interest in Virginia by major corporations as a site for new facilities is the brightest hope for the future of the state economy. Although there can be no assurance that such will continue, the Commonwealth of Virginia has consistently maintained ratings of AAA by S&P and Aaa by Moody's on its general obligation indebtedness, reflecting in part its sound fiscal management, diversified economic base and low debt ratios.

COMPARATIVE CONSIDERATIONS

The portfolio characteristics of the New Funds will reflect the blended characteristics of corresponding Nuveen Funds and Flagship Funds that are proposed to be combined into the New Fund. The following characteristics are as of May 31, 1996 for the Nuveen Funds and for the Flagship Funds, and for the New Funds, reflect the blended characteristics of the Nuveen Funds and the Flagship Funds as of that same date.


--------------------------------------------------------------------------------------------------------------------------------
                                            AVG.              AVG.                        PORTFOLIO QUALITY(3)
                           SEC       MATURITY(2)       DURATION(2)       -------------------------------------------------------
                      YIELD(1)           (YEARS)           (YEARS)         AAA          AA           A         BBB       UNRATED
--------------------------------------------------------------------------------------------------------------------------------
ARIZONA
  Nuveen                4.60%              18.90              8.52       56.70%      16.20%      13.90%      11.50%        1.70%
  Flagship              5.16%              13.59              8.40       74.77%       4.10%      14.51%       4.72%        1.90%
  New (Pro
    forma)(4)           4.95%              14.77              8.43       70.75%       6.79%      14.37%       6.23%        1.86%
FLORIDA
  Nuveen                4.47%              19.95              7.60       69.40%      20.60%       7.80%       2.20%          --
  Flagship              4.93%              20.83              8.86       62.24%       9.24%      12.89%      10.09%        5.54%
  New (Pro
    forma)(4)           4.88%              20.69              8.66       63.38%      11.06%      12.08%       8.83%        4.65%
PENNSYLVANIA
  Nuveen                4.72%              20.70              8.43       65.40%       6.90%      11.80%      13.30%        2.60%
  Flagship              5.31%              21.74              8.90       48.70%       2.11%      22.59%      23.11%        3.49%
  New (Pro
    forma)(4)           5.25%              21.16              8.64       58.08%       4.80%      16.53%      17.60%        2.99%
VIRGINIA
  Nuveen                4.75%              21.04              8.48       23.40%      42.30%      29.20%       2.40%        2.70%
  Flagship              5.01%              20.42              8.12       24.31%      25.63%      31.78%      10.00%        8.28%
  New (Pro
    forma)(4)           4.78%              20.63              8.24       24.01%      31.20%      30.92%       7.46%        6.41%
--------------------------------------------------------------------------------------------------------------------------------



(1) The SEC yield provided for each Fund represents the SEC yield for Class A Shares for the 30 days ended May 31, 1996. The SEC yield is computed by dividing the net investment income per share earned during a specified one month or 30-day period by the maximum offering price per share on the last day of the period.


(2) Both dollar-weighted average maturity and duration reflect the sensitivity of a Fund to interest rate fluctuations, whereby a Fund with a longer maturity and duration reacts more strongly to interest rate changes than a Fund with a shorter maturity and duration. The average dollar-weighted maturity of a Fund is the dollar-weighted average of the stated maturities of all debt instruments held by the Fund. Duration is the weighted present value of principal and interest payments expressed in years and may more accurately measure a Fund's sensitivity to incremental changes in interest rates than average maturity. For example, a Fund with a duration of 5.0 should have half the interest rate sensitivity of a Fund with a duration of 10.0.

(3) Represents the higher of ratings by Moody's and S&P in the case of the Nuveen Funds, and the higher of the ratings of Moody's, S&P and Fitch in the case of the Flagship Funds and the New Funds. See Annex A to the Statement of Additional Information for a general description of Moody's, S&P's and Fitch's ratings of Municipal Obligations.


(4) Reflects the blended characteristics of the Nuveen Fund and the Flagship Fund as of May 31, 1996.


THE MEETINGS

GENERAL


This Joint Proxy Statement--Prospectus is furnished in connection with the solicitation by the Boards of the Trusts of proxies to be voted at the Acquired Funds' Special Meetings to be held in the 31st floor conference room of John Nuveen & Co. Incorporated, 333 West Wacker Drive, Chicago, Illinois 60606 on Thursday, December 12, 1996, at 10:00 a.m., and at any and all adjournments. At the meetings, shareholders of the Nuveen Funds and the Flagship Funds will be asked to approve the following:


     (1) To elect eight (8) trustees:

        (a) for the Flagship Funds, to the Board of the Flagship Trust,

        (b) for the Nuveen Funds, to the Board of the Nuveen Trust;

     (2) For the Flagship Funds, to approve a new investment advisory agreement with Nuveen Advisory Corp.;

     (3) For the Flagship Funds, to approve a new Rule 12b-1 Plan;

     (4) Reorganizations as follows:

        (a) shareholders of Nuveen Arizona and Flagship Arizona will be asked to approve an Agreement and Plan of Reorganization (the "Arizona Agreement") whereby substantially all the assets and liabilities of Nuveen Arizona and Flagship Arizona will be acquired by Nuveen Flagship Arizona Municipal Bond Fund ("New Arizona"), in exchange for shares of New Arizona;


        (b) shareholders of Nuveen Florida and Flagship Florida will be asked to approve an Agreement and Plan of Reorganization (the "Florida Agreement") whereby substantially all the assets and liabilities of Nuveen Florida and Flagship Florida will be acquired by Nuveen Flagship Florida Municipal Bond Fund ("New Florida") in exchange for shares of New Florida;



        (c) shareholders of Nuveen Pennsylvania and Flagship Pennsylvania will be asked to approve an Agreement and Plan of Reorganization (the "Pennsylvania Agreement") whereby substantially all the assets and liabilities of Nuveen Pennsylvania and Flagship Pennsylvania will be acquired by Nuveen Flagship Pennsylvania Municipal Bond Fund ("New Pennsylvania") in exchange for shares of New Pennsylvania; and



        (d) shareholders of Nuveen Virginia and Flagship Virginia will be asked to approve an Agreement and Plan of Reorganization (the "Virginia Agreement") whereby substantially all the assets and liabilities of Nuveen Virginia and Flagship Virginia will be acquired by Nuveen Flagship Virginia Municipal Bond Fund ("New Virginia") in exchange for shares of New Virginia.



The Arizona Agreement, the Florida Agreement, the Pennsylvania Agreement and the Virginia Agreement are each referred to as an "Agreement."


The following table indicates which shareholders are solicited with respect to each proposal:


---------------------------------------------------------------------------------------------------------------------------
                                 FLAGSHIP   FLAGSHIP     FLAGSHIP     FLAGSHIP   NUVEEN    NUVEEN      NUVEEN       NUVEEN
PROPOSAL                         ARIZONA    FLORIDA    PENNSYLVANIA   VIRGINIA   ARIZONA   FLORIDA  PENNSYLVANIA   VIRGINIA
---------------------------------------------------------------------------------------------------------------------------
1) Election of Trustees                 X          X              X          X         X        X              X          X
2) Investment Advisory Agreements       X          X              X          X
3) Rule 12b-1 Plan                      X          X              X          X
4) Reorganizations                      X          X              X          X         X        X              X          X
---------------------------------------------------------------------------------------------------------------------------


The cost of preparing, printing and mailing the enclosed proxy, accompanying notice and Joint Proxy Statement--Prospectus, and all other costs in connection with the solicitation of proxies for the Acquisition and the Reorganizations will be paid for by and allocated between Nuveen Advisory and Flagship and, with respect to the Nuveen Funds, to the extent the costs are incremental and relate to matters other than the Acquisition or the Reorganizations, they will be paid by the Nuveen Funds.

Additional solicitation may be made by letter, telephone or telegraph by officers of the Trusts, by officers or employees of Flagship or Nuveen Advisory, or by dealers and their representatives, who will receive no extra compensation for their services. In addition, Flagship and Nuveen Advisory may retain a firm to assist in the solicitation of proxies, the costs and expenses of which will be paid by Flagship and Nuveen Advisory.


The Board of each Trust has fixed the close of business on October 18, 1996 as the record date (the "Record Date") for determining holders of the Fund's shares entitled to notice of and to vote at the Meeting. Each shareholder will be entitled to one vote for each share held. At the close of business on the Record Date, the following shares were outstanding:



---------------------------------------------------------------------------------------------------------------------------
                                                                                  CLASS A          CLASS C          CLASS R
---------------------------------------------------------------------------------------------------------------------------
NUVEEN TRUST
  Nuveen Arizona
  Nuveen Florida
  Nuveen Pennsylvania
  Nuveen Virginia
FLAGSHIP TRUST
  Flagship Arizona
  Flagship Florida
  Flagship Pennsylvania
  Flagship Virginia
---------------------------------------------------------------------------------------------------------------------------



This Joint Proxy Statement--Prospectus is first being mailed to shareholders of
the Acquired Funds on or about November   , 1996. EACH ACQUIRED FUND WILL
FURNISH, WITHOUT CHARGE, A COPY OF ITS ANNUAL REPORT UPON REQUEST. SUCH WRITTEN OR ORAL REQUEST SHOULD BE DIRECTED, FOR THE NUVEEN FUNDS, TO JOHN NUVEEN & CO. INCORPORATED AT 333 WEST WACKER DRIVE, CHICAGO, ILLINOIS 60606 OR BY CALLING 1-800-621-7277 AND, FOR THE FLAGSHIP FUNDS, TO FLAGSHIP FINANCIAL INC. AT ONE SOUTH MAIN STREET, DAYTON, OHIO 45402 OR BY CALLING 1-800-414-7447.

VOTING; PROXIES

Shares of each Acquired Fund entitled to vote at the meeting that are represented by properly executed proxies will, unless such proxies have been revoked, be voted in accordance with the shareholder's instructions indicated on such proxies. If no contrary instructions are indicated, all such shares will be voted FOR the election of the persons who have been nominated as Trustees for the applicable Trust and FOR Proposals 2, 3 and 4.


For the Flagship Funds, a quorum of shareholders of the Flagship Trust is required to take action at the meeting. For the Nuveen Funds, a quorum of shareholders of the Nuveen Trust is required to take action at the meeting. A majority of the shares entitled to vote at each meeting, represented in person or by proxy, will constitute a quorum of shareholders.


Votes cast by proxy or in person at each meeting will be tabulated by the inspectors of election appointed for that meeting. The inspectors of election will determine whether or not a quorum is present at that meeting. The inspectors of election will treat abstentions and "broker non-votes" (i.e., shares held by brokers or nominees, typically in "street name," as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular matter) as present for purposes of determining a quorum.


For purposes of determining the approval of the matters submitted to shareholders for a vote, (i) abstentions and broker non-votes will have the same effect as a vote against Proposals 2, 3 and 4 and (ii) abstentions and broker non-votes will have no effect on the election of Trustees. Proxies solicited and signed in accordance with voting instructions given by telephone or electronically transmitted instruments may be counted if obtained pursuant to procedures designed to verify that such instructions have been authorized.


The details of each proposal to be voted upon by shareholders of the Acquired Funds and the vote required for approval of each proposal are set forth under the description of each proposal below. Shareholders of any Acquired Fund who execute proxies may revoke them at any time before they are voted by filing with such Acquired Fund a written notice of revocation, by delivering a duly executed proxy bearing a later date or by attending the meeting and voting in person.


If, by the time scheduled for the meeting, a quorum of shareholders of a Trust is not present or if a quorum is present but sufficient votes in favor of any of the items are not received, the persons named as proxies may propose one or more adjournments of the meeting for the Trust to permit further soliciting of proxies from shareholders of the Trust. Any such adjournment will require the affirmative vote of a majority of the shares of the Trust (or Fund) present (in person or by proxy) at the session of the meeting to be adjourned. The persons named as proxies will vote in favor of any such adjournment if they determine that such adjournment and additional solicitation are reasonable and in the interest of the Trust's shareholders.


AVAILABLE INFORMATION

The Acquired Funds and the New Funds are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the 1940 Act and in accordance therewith are required to file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Any such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Northeast Regional Office, Suite 1300, Seven World Trade Center, New York, New York 10048 and Midwest Regional Office, Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such materials can be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

The New Trust has filed with the Commission a registration statement on Form N-14 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the New Funds shares to be issued pursuant to the Reorganization. This Joint Proxy Statement--Prospectus and the related Statement of Additional Information does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the New Funds shares to be issued pursuant to the Reorganization, reference is hereby made to the Registration Statement. Statements contained in the Joint Proxy Statement--Prospectus and the related Statement of Additional Information as to the content of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document included as an Annex hereto or filed as an exhibit to the Registration Statement.


The information in this Joint Proxy Statement--Prospectus concerning the New Funds has been furnished by the New Funds, and the information concerning the Acquired Funds have been furnished by the Acquired Funds. This Joint Proxy Statement--Prospectus constitutes a prospectus of the New Funds with respect to the New Funds shares issued pursuant to the Reorganization.

PROPOSAL NO. 1--ELECTION OF TRUSTEES

PROPOSAL 1A. FLAGSHIP FUNDS

A condition to the consummation of the Flagship Acquisition is that the composition of the Flagship Trust's Board of Trustees must comply with Section 15(f) of the 1940 Act. Section 15(f) provides, in pertinent part, that for a period of three years after the Acquisition, at least 75% of the members of the Board may not be "interested persons" (as defined in the 1940 Act) of Flagship or Nuveen.


In order to meet the requirements of Section 15(f), eight (8) persons have been nominated to the Board. The nominees include two of the Trust's current disinterested Trustees (Robert P. Bremner and William J. Schneider), four additional disinterested nominees (all four of whom also serve as disinterested members of the boards of the New Trust, the Nuveen Trust and other mutual funds managed by Nuveen Advisory) and two nominees who are directors of Nuveen Advisory and who also serve as board members of Nuveen affiliated funds. R. Bremner and W. Schneider have also been nominated to serve as board members of other mutual funds managed by Nuveen Advisory.



The nominees, if elected, will take office upon the consummation of the Acquisition and their election and qualification is contingent upon consummation of the Acquisition. The term of each person elected as Trustee will be from the date of the consummation of the Acquisition until the next meeting held for the purpose of electing Trustees and until his or her successor is elected and qualified. If the Acquisition is not consummated, the current Trustees of the Flagship Trust will continue to serve as the Flagship Trust's Board.


All of the nominees have consented to serve as Trustees. However, if any nominee is not available for election at the time of the meeting, the proxies may be voted for such other person(s) as shall be determined by the persons acting under the proxies in their discretion.


The following table shows each nominee who is standing for election and such nominee's age, principal occupation or employment during the past five years and other board memberships. The table also shows the year in which the nominee was first elected or appointed to the Board of Trustees of the Flagship Trust, in addition to shareholdings in each Flagship Fund.



--------------------------------------------------------------------------------------------------------------
                                                                                             SHARES/PERCENTAGE
NAME, AGE AND                                                           LENGTH OF     BENEFICIALLY OWNED AS OF
FIVE-YEAR BUSINESS EXPERIENCE                                             SERVICE        JULY 31, 1996 BY FUND
--------------------------------------------------------------------------------------------------------------
Robert P. Bremner (56)                                                  Since 1983                        None
Private Investor and Management Consultant
William J. Schneider (52)                                               Since 1983                        None
Senior Partner, Miller-Valentine Partners, Vice President,
Miller-Valentine Realty, Inc.
Lawrence H. Brown (61)                                                     Nominee                        None
Retired in August 1989 as Senior Vice President of The Northern
Trust Company
*Anthony T. Dean (51)                                                      Nominee                        None
Director and (since July 1996) President of The John Nuveen
Company, John Nuveen & Co. Incorporated, Nuveen Advisory Corp. and
Nuveen Institutional Advisory Corp.; prior thereto, Executive Vice
President of The John Nuveen Company, John Nuveen & Co.
Incorporated, Nuveen Advisory Corp. and Nuveen Institutional
Advisory Corp.
Anne E. Impellizzeri (63)                                                  Nominee                        None
President and Chief Executive Officer of Blanton-Peale Institute
(since December 1990); prior thereto, Vice President of New York
City Partnership (from 1987 to 1990) and Vice President of
Metropolitan Life Insurance Company (from 1980 to 1987)
Margaret K. Rosenheim (69)                                                 Nominee                        None
Helen Ross Professor of Social Welfare Policy, School of Social
Service Administration, University of Chicago
Peter R. Sawers (63)                                                       Nominee                        None
Adjunct Professor of Business and Economics, University of Dubuque,
Iowa; Adjunct Professor, Lake Forest Graduate School of Management,
Lake Forest, Illinois (since January 1992); prior thereto,
Executive Director, Towers Perrin Australia (management
consultant); Chartered Financial Analyst; Certified Management
Consultant
*Timothy R. Schwertfeger (47)                                              Nominee                        None
Chairman (since July 1996) and Director of The John Nuveen Company,
John Nuveen & Co. Incorporated, Nuveen Advisory Corp. and Nuveen
Institutional Advisory Corp.; prior thereto Executive Vice
President of The John Nuveen Company, John Nuveen & Co.
Incorporated, Nuveen Advisory Corp. and Nuveen Institutional
Advisory Corp.
--------------------------------------------------------------------------------------------------------------


* Trustees who are or would be "interested persons" as defined in the Investment Company Act of 1940.


R. Bremner and W. Schneider serve as board members of two registered investment companies advised by Flagship. L. Brown, A. Dean, A. Impellizzeri, M. Rosenheim,
P. Sawers and T. Schwertfeger serve as board members of 61 registered investment companies advised by Nuveen Advisory. In addition, A. Dean and T. Schwertfeger serve as board members of six registered investment companies advised by Nuveen Institutional Advisory Corp. The current trustees of the Flagship Trust are Robert Bremner, William Schneider, Richard P. Davis, Bruce P. Bedford, Joseph F. Castellano and Paul F. Nezi.


The Board met seven times during the Trust's fiscal year ended May 31, 1996. Each then current trustee attended 75% or more of the respective meetings of the Board and the committees of which he was a member.


The Trust currently pays each disinterested trustee $3,750 per quarter plus an additional $1,500 per meeting. As reflected above, the trustees currently serve as board members of one other investment company for which Flagship serves as investment adviser. Trustees or officers who are "interested persons" receive no compensation from the Trust.


The table below shows, for each disinterested trustee, the aggregate compensation paid or accrued by the Trust for the fiscal year ended May 31, 1996 and the total compensation that all Flagship Funds paid to each trustee during the calendar year 1995.


--------------------------------------------------------------------------------------------------------------
                                                                                            TOTAL COMPENSATION
                                                              AGGREGATE                       FROM TRUST AND
                                                             COMPENSATION                      FUND COMPLEX
                 TRUSTEES                                     FROM TRUST                     PAID TO TRUSTEES
--------------------------------------------------------------------------------------------------------------
Robert P. Bremner                                                 $20,500                              $25,500
Joseph F. Castellano                                              $21,500                              $26,500
William J. Schneider                                              $21,500                              $26,500
Paul F. Nezi                                                      $21,500                              $26,500
--------------------------------------------------------------------------------------------------------------


OFFICERS. Information about the executive officers of the Trust, with their ages and term of office indicated, is set forth below.


--------------------------------------------------------------------------------------------------------------------
Bruce P. Bedford (56)           Chairman since 1983         Chairman and Chief Executive Officer of Flagship,
                                                            Flagship Funds Inc. and Flagship Resources Inc.
Richard P. Davis (47)           President since 1988        President and Chief Operating Officer of Flagship,
                                                            Flagship Funds Inc. and Flagship Resources Inc.
M. Patricia Madden (60)         Vice President since        Vice President, Operations Flagship Funds Inc.
                                1992
Michael D. Kalbfleisch (37)     Treasurer and Secretary     Vice President and Chief Financial Officer of Flagship,
                                since 1986                  Flagship Funds Inc. and Flagship Resources Inc.
LeeAnne G. Sparling (33)        Controller since 1995       Director of Portfolio Operations of Flagship.
--------------------------------------------------------------------------------------------------------------------


It is anticipated that, after completion of the Acquisition, the restructured Board will elect new officers who are expected to include persons affiliated with Nuveen and Flagship.


As of July 31, 1996, the trustees and executive officers of the Flagship Trust as a group beneficially did not own any shares of the Flagship Funds and owned 371,154 shares of the Flagship Trust. As of July 31, 1996, no person is known to the Flagship Trust to have owned beneficially more than five percent of the shares of any class of any Flagship Fund, except as set forth in Annex C.


PROPOSAL 1B. NUVEEN FUNDS

In order to conform the board memberships of the Nuveen family of mutual funds after the Acquisition, the same eight (8) persons as shown above for the Flagship Trust have been nominated to the Nuveen Trust's Board. The nominees include the Trust's current four disinterested Trustees, the Trust's current two interested Trustees, and two additional disinterested nominees (both of whom serve as disinterested members of the boards of other mutual funds managed by Flagship).

The nominees, if elected, will take office upon the consummation of the Flagship Acquisition and their election and qualification is contingent upon consummation of the Acquisition. The term of each person elected as Trustee will be from the date of the consummation of the Acquisition until the next meeting held for the purpose of electing Trustees and until his or her successor is elected and qualified. If the Flagship Acquisition is not consummated, the current Trustees of the Nuveen Trust will continue to serve as the Nuveen Trust's Board.

All of the nominees have consented to serve as Trustees. However, if any nominee is not available for election at the time of the Meeting, the proxies may be voted for such other person(s) as shall be determined by the persons acting under the proxies in their discretion.


The following table shows each nominee and the year in which the nominee was first elected or appointed to the Board of Trustees of the Nuveen Trust, in addition to shareholdings in each Nuveen Fund.



------------------------------------------------------------------------------------------------------------------
                                                                                                 SHARES/PERCENTAGE
                                                                                          BENEFICIALLY OWNED AS OF
NAME                                                  LENGTH OF SERVICE                      JULY 31, 1996 BY FUND
------------------------------------------------------------------------------------------------------------------
Robert P. Bremner                                               Nominee                                       None
William J. Schneider                                            Nominee                                       None
Lawrence H. Brown                                            Since 1993                                       None
*Anthony T. Dean                                             Since 1996                                       None
Anne E. Impellizzeri                                         Since 1994                                       None
Margaret K. Rosenheim                                        Since 1991                                       None
Peter R. Sawers                                              Since 1991                                       None
*Timothy R. Schwertfeger                                     Since 1994                                       None
------------------------------------------------------------------------------------------------------------------


* Trustees who are or would be "interested persons" as defined in the Investment Company Act of 1940.


L. Brown, A. Dean, A. Impellizzeri, M. Rosenheim, P. Sawers and T. Schwertfeger serve as board members of 61 registered investment companies advised by Nuveen Advisory. In addition, A. Dean and T. Schwertfeger serve as board members of six registered investment companies advised by Nuveen Institutional Advisory Corp.
R. Bremner and W. Schneider serve as board members of two registered investment companies advised by Flagship. The current Trustees of the Nuveen Trust are L. Brown, A. Dean, A. Impellizzeri, M. Rosenheim, P. Sawers and T. Schwertfeger.



A. Dean, M. Rosenheim and T. Schwertfeger currently serve as members of the executive committee of the Nuveen Trust's Board. The executive committee, which meets between regular meetings of the Board, is authorized to exercise all of the powers of the Board. The executive committee held twelve meetings for the fiscal year ended January 31, 1996. All the executive committee meetings for the Trust were held for the sole purpose of declaring dividends.



The Board has an audit committee composed of L. Brown, A. Impellizzeri, M. Rosenheim and P. Sawers, disinterested Trustees of the Nuveen Trust. The audit committee reviews the work and any recommendations of the Trust's independent public auditors. Based on such review, it is authorized to make recommendations to the Board. The audit committee of the Nuveen Trust held three meetings for the fiscal year ended January 31, 1996.


Nomination of those Trustees who are disinterested Trustees of the Nuveen Trust is the responsibility of a nominating committee composed of the disinterested Trustees. It identifies and recommends individuals to be nominated for election as disinterested Trustees. The nominating committee held one meeting for the fiscal year ended January 31, 1996. No policy or procedure has been established as to the recommendation of nominees by shareholders.

The Board of the Trust held five meetings for the fiscal year ended January 31, 1996. During the fiscal year, each Trustee attended 75% or more of the Trust's Board meetings and the committee meetings (if a member thereof).

The interested Trustees serve without any compensation from the Trust. The disinterested Trustees receive a $45,000 annual retainer for serving as a board member of all funds sponsored by Nuveen and managed by Nuveen Advisory and a $1,000 fee per day plus expenses for attendance at all meetings held on a day on which a regularly scheduled Board meeting is held, a $1,000 fee per day plus expenses for attendance in person or a $500 fee per day plus expenses for attendance by telephone at a meeting held on a day on which no regular Board meeting is held, and a $250 fee per day plus expenses for attendance in person or by telephone at a meeting of the executive committee. The annual retainer, fees and expenses are allocated among the funds managed by Nuveen Advisory on the basis of relative net asset sizes. The Nuveen Trust has adopted a Directors' Deferred Compensation Plan pursuant to which a Trustee may elect to have all or a portion of the Trustee's fee deferred. Trustees may defer fees for any calendar year by the execution of a Participation Agreement prior to the beginning of the calendar year during which the Trustee wishes to begin deferral.

The table below shows, for each disinterested Trustee, the aggregate compensation paid or accrued by the Trust for the fiscal year ended January 31, 1996 and the total compensation that all Nuveen Funds paid to each Trustee during the calendar year 1995.


--------------------------------------------------------------------------------------------------------------
                                                                                            TOTAL COMPENSATION
                                                              AGGREGATE                       FROM TRUST AND
                                                             COMPENSATION                      FUND COMPLEX
                 TRUSTEES                                     FROM TRUST                     PAID TO TRUSTEES
--------------------------------------------------------------------------------------------------------------
Lawrence H. Brown                                                  $1,873                              $55,500
Anne E. Impellizzeri                                               $1,873                              $63,000
Margaret K. Rosenheim                                              $1,971                              $62,322(1)
Peter R. Sawers                                                    $1,873                              $55,500
--------------------------------------------------------------------------------------------------------------

(1) Includes $1,572 in interest accrued on deferred compensation from prior years.

OFFICERS. Information about the executive officers of the Trust, with their ages and term of office indicated, is set forth below.


-------------------------------------------------------------------------------------------------------
William M. Fitzgerald, 32                                             Vice President
Vice President of Nuveen Advisory Corp. (since December 1995);        (since 1996)
prior thereto, Assistant Vice President (from September 1992 to
December 1995) and Assistant Portfolio Manager (from June 1988 to
September 1992) of Nuveen Advisory Corp., Chartered Financial
Analyst.
Kathleen M. Flanagan, 49                                              Vice President
Vice President of John Nuveen & Co. Incorporated and (since 1996)     (since 1994)
Vice President of Nuveen Advisory Corp. and Nuveen Institutional
Advisory Corp.
J. Thomas Futrell, 41                                                 Vice President
Vice President of Nuveen Advisory Corp.; Chartered Financial          (since the Trust's organization)
Analyst.
Steven J. Krupa, 38                                                   Vice President
Vice President of Nuveen Advisory Corp.                               (since the Trust's organization)
Anna R. Kucinskis, 50                                                 Vice President
Vice President of John Nuveen & Co. Incorporated                      (since the Trust's organization)
Larry W. Martin, 45                                                   Vice President (since 1993) &
Vice President (since September 1992), Assistant Secretary and        Assistant Secretary (since the
Assistant General Counsel of John Nuveen & Co. Incorporated; Vice     Trust's organization)
President (since May 1993) and Assistant Secretary of Nuveen
Advisory Corp.; Vice President (since May 1993) and Assistant
Secretary (since January 1992) of Nuveen Institutional Advisory
Corp.; Assistant Secretary (since February 1993) of The John Nuveen
Company; Director of Nuveen Duff & Phelps Investment Advisors
(since January 1995).
O. Walter Renfftlen, 57                                               Vice President & Controller
Vice President and controller of The John Nuveen Company (since       (since the Trust's organization)
March 1992), John Nuveen & Co. Incorporated, Nuveen Advisory Corp.
and Nuveen Institutional Advisory Corp.
Thomas C. Spalding, Jr., 45                                           Vice President
Vice President of Nuveen Advisory Corp. and Nuveen Institutional      (since the Trust's organization)
Advisory Corp.; Chartered Financial Analyst.
H. William Stabenow, 62                                               Vice President & Treasurer
Vice President and Treasurer of The John Nuveen Company (since        (since the Trust's organization)
March 1992), John Nuveen & Co. Incorporated, Nuveen Advisory Corp.
and Nuveen Institutional Advisory Corp. (since January 1992).
James J. Wesolowski, 46                                               Vice President & Secretary
Vice President, General Counsel and Secretary of The John Nuveen      (since the Trust's organization)
Company (since March 1992), John Nuveen & Co. Incorporated, Nuveen
Advisory Corp. and Nuveen Institutional Corp.
Gifford R. Zimmerman, 39                                              Vice President (since 1993) &
Vice President (since September 1992); Assistant Secretary and        Assistant Secretary (since the
Assistant General Counsel of John Nuveen & Co. Incorporated; Vice     Trust's organization)
President (since May 1993) and Assistant Secretary of Nuveen
Advisory Corp.; Vice President (since May 1993) and Assistant
Secretary (since January 1992) of Nuveen Institutional Advisory
Corp.; Assistant Secretary of The John Nuveen Company (since May
1994)
-------------------------------------------------------------------------------------------------------


It is anticipated that, after completion of the Acquisition, the restructured Board will elect new officers who are expected to include persons affiliated with Nuveen and Flagship.

As of July 31, 1996, the Trustees and executive officers of the Nuveen Trust as a group did not own beneficially any shares of the Nuveen Funds or the Nuveen Trust.



As of July 31, 1996, no person is known to the Nuveen Trust to have owned beneficially more than five percent of any class of the shares of any Nuveen Fund, except as set forth on Annex C.


VOTES REQUIRED

On Proposal 1, all the series of the Nuveen Trust and all the series of the Flagship Trust, respectively, will vote in the aggregate, and not by Fund, including other series to which this Joint Proxy Statement--Prospectus does not relate.


For the Nuveen Trust, election of trustees requires an affirmative vote of a plurality of the shares of the Nuveen Trust present and entitled to vote at the meeting.



For the Flagship Trust, election of trustees requires an affirmative vote of a plurality of the shares of the Flagship Trust present and entitled to vote at the meeting.


PROPOSAL NO. 2--INVESTMENT ADVISORY AGREEMENTS
[FOR FLAGSHIP FUNDS ONLY]

REASONS FOR SHAREHOLDERS VOTE

Upon the acquisition of Flagship Resources Inc., as described below, the investment advisory agreement for each of the Flagship Funds will immediately terminate, by operation of law. In order for the Flagship Funds to receive advisory services from Nuveen Advisory, shareholders must approve a new investment advisory agreement. The terms of the proposed investment advisory agreements are described below.

FLAGSHIP--ACQUISITION

The John Nuveen Company, the parent company of Nuveen Advisory and Nuveen, has entered into an Agreement and Plan of Merger dated July 16, 1996 (the "Acquisition Agreement") to acquire Flagship Resources Inc. and its subsidiaries, Flagship and Flagship Funds Inc. (the "Acquisition" or the "Flagship Acquisition"). Subsequent to the Acquisition, The John Nuveen Company will consider reorganizations or consolidations of the businesses and operations of Flagship Financial Inc. ("Flagship"), the investment adviser of the Flagship Funds and Flagship Funds Inc. ("Flagship"), the distributor of the Flagship Funds. In consideration for the Acquisition, shareholders of Flagship will receive in the aggregate $18 million in cash plus shares of Nuveen valued at $45 million (plus or minus certain adjustments based on the total assets under management as of the closing date), plus up to $20 million of additional contingent merger consideration based on the cumulative performance of the combined municipal bond mutual fund business, commencing January 1, 1997 and concluding December 31, 2000 (the "Contingent Payment Period"). Specifically, the additional contingent consideration will be paid (i) if the municipal bond mutual fund business and managed account business achieves 15% annual growth in assets under management over the Contingent Payment Period, (ii) if operating margins and pricing for such business over such period remains at least as favorable to Flagship and Nuveen as current operating margins and pricing, and
(iii) if certain aggregate cost savings are achieved in such business over such period. Bruce P. Bedford (Chairman and Chief Executive Officer of Flagship) and Richard P. Davis (President and Chief Operating Officer of Flagship) have agreed to sign long-term employment contracts with Nuveen upon consummation of the Acquisition that provide that Mr. Bedford shall serve as an Executive Vice President and Director of Product Management of Nuveen and that Mr. Davis shall serve as a Vice President of Nuveen, Director of the Broker-Dealer Group of Nuveen and General Manager of Nuveen's Dayton operations. In addition, both Mr. Bedford and Mr. Davis will serve on Nuveen's Management Committee.

Consummation of the Acquisition would constitute an "assignment," as that term is defined in the 1940 Act of each Flagship Fund's current investment advisory agreement with Flagship. As required by the 1940 Act, each current investment advisory agreement provides for its automatic termination in the event of its assignment. Consummation of the Acquisition is conditioned upon a number of things, including the receipt of shareholder approval by funds for which Flagship provides investment advisory services that represent at least 92.5% of the assets of all such funds of new investment advisory agreements with Nuveen Advisory and underwriting agreements with Nuveen. In addition, the Acquisition is conditioned upon investment advisory clients (other than the funds), which represent at least 92.5% of the assets for which any Flagship company provides investment advisory services, consenting to the assignment of their contracts.

In anticipation of the Acquisition, a new investment advisory agreement with Nuveen Advisory is being proposed for approval by shareholders of each Flagship Fund. A copy of the form of new investment advisory agreement is attached hereto as Annex D.

BOARD RECOMMENDATION

The Flagship Trust's Board met on a number of occasions in connection with consideration of the Acquisition and its anticipated effects upon the Flagship Funds. On July 15, 1996, the Board, including a majority of the Trustees who are not parties to such agreement or interested persons of any such party, voted to approve the new investment advisory agreement and to recommend it to shareholders for approval. For information about the Board's deliberations and the reasons for its recommendation, please also see Proposal No. 4--The Reorganizations.

The Flagship Board recommends that shareholders vote FOR approval of the new investment advisory agreement with Nuveen Advisory.

INVESTMENT ADVISORY AGREEMENT

Flagship acts as investment adviser to the Flagship Trust and each Flagship Fund pursuant to separate Investment Advisory Agreements with each Flagship Fund. Flagship's administrative obligations include: (i) assisting in supervising all aspects of the Trust's operations; (ii) providing the Trust, at Flagship's expense, with the services of persons competent to perform such administrative and clerical functions as are necessary in order to provide effective corporate administration; and (iii) providing the Trust, at the Flagship's expense, with adequate office space and related services.

As compensation for the services rendered by Flagship under the Advisory Agreements, Flagship is paid a fee, computed daily and payable monthly with respect to each Fund on a separate basis, at an annual rate of .50% of the average daily net assets of such Fund.

Each Advisory Agreement will terminate automatically upon its assignment and its continuance must be approved annually by the Board or a majority of the particular Fund's outstanding voting shares and in either case, by a majority of the Board's disinterested trustees. Each Advisory Agreement is terminable at any time without penalty by the trustees or by a vote of a majority of the particular Fund's outstanding voting shares on 60 days' written notice to Flagship, or by Flagship on 60 days' written notice to the Trust.


Flagship has advanced all organization expenses of the Trust and each Fund, which include printing of documents, fees and disbursements to the Trust's counsel and accountants, registration fees under the Securities Act of 1933, the 1940 Act, and state securities laws, as well as the initial fees of the Trust's custodian and transfer agent. Such fees aggregated approximately $98,000 for Flagship Arizona, $285,000 for Flagship Florida, $198,000 for Flagship Pennsylvania and $95,000 for Flagship Virginia. In addition, Flagship has advanced all expenses associated with the reorganization of Flagship Pennsylvania as a Massachusetts business trust, which include printing of documents, fees and disbursements to Flagship Pennsylvania's counsel and accountants, registration fees under the Securities Act of 1933, the 1940 Act, and state and securities laws. Such fees aggregated approximately $63,000 for Flagship Pennsylvania. Each of these expenses are being reimbursed to Flagship by uniform pro rata deductions from the net asset value of Flagship Pennsylvania accrued daily and paid monthly over the five-year period which commenced June 1, 1991 and January 1, 1996, respectively. Flagship has agreed that in the event the operating expenses of a series (including fees paid to Flagship and payments to Flagship Funds Inc. but excluding taxes, interest, brokerage and extraordinary expenses) for any fiscal year ending on a date on which the related Advisory Agreement is in effect, exceed the expense limitations imposed by applicable state securities laws or any regulations thereunder, it will, up to the amount of its fee, reduce its fee or reimburse the Fund in the amount of such excess.


Flagship has acted as investment adviser for each Flagship Fund since each Fund commenced operations as shown below. Also shown below is the date of each current investment advisory agreement, the date when the current investment advisory agreement was last approved by the Flagship Trust's Board and the shareholders of each Flagship Fund, the purpose of the last submission to shareholders of the current investment advisory agreement and the date to which the current investment advisory agreement continues.


---------------------------------------------------------------------------------------------------------------------------
                                                                                          APPROVAL OF         CURRENT
                                                                                    CURRENT AGREEMENT        AGREEMENT
                 COMMENCEMENT        DATE OF CURRENT      -------------------------------------------       CONTINUED BY
    FUND         OF OPERATIONS          AGREEMENT               BOARD               SHAREHOLDERS            TRUSTEES TO
---------------------------------------------------------------------------------------------------------------------------
Arizona         October 29, 1986         July 25, 1986       August 23, 1996      October 13, 1987(1)       August 23, 1997
Florida            June 15, 1990         July 14, 1987       August 23, 1996     December 16, 1991(1)       August 23, 1997
Pennsylvania    October 29, 1986        April 21, 1995       August 23, 1996      October 13, 1987(1)       August 23, 1997
Virginia          March 27, 1986     November 21, 1985       August 23, 1996      January 30, 1987(1)       August 23, 1997
---------------------------------------------------------------------------------------------------------------------------



(1) The current investment advisory agreement was last submitted to the public shareholders for approval after commencement of operations.

THE NEW ADVISORY AGREEMENT

The New Advisory Agreement provides that Nuveen Advisory will act as investment advisor for and manage the investment and reinvestment of the assets of each of the Funds. Nuveen Advisory also will administer the Funds' business affairs, and provide office facilities and equipment and certain clerical, bookkeeping and administrative services. For the services and facilities furnished by Nuveen Advisory, each Flagship Fund would pay an annual management fee as follows:


                           --------------------------------------------------
                           AVERAGE DAILY NET ASSET VALUE       MANAGEMENT FEE
                           --------------------------------------------------
                           For the first $125 million            .5500 of 1%
                           For the next $125 million             .5375 of 1%
                           For the next $250 million             .5250 of 1%
                           For the next $500 million             .5125 of 1%
                           For the next $1 billion               .5000 of 1%
                           For net assets over $2 billion        .4750 of 1%
                           --------------------------------------------------



The new investment advisory agreement will be dated as of the date of the consummation of the Flagship Acquisition. The Flagship Acquisition is currently expected to close on December 31, 1996. The new investment advisory agreement will be in effect for an initial two-year term, and may continue thereafter from year to year if at least annually by a vote of "a majority of the outstanding voting securities" of such Fund, as defined in the 1940 Act, or by the Flagship Trust's Board and, in either event, the vote of a majority of the trustees who are not parties to the agreement or interested persons of any such party, cast in person at a meeting called for such purpose. Notwithstanding the above, if the Reorganization is approved, the new investment advisory agreement would terminate as of the Closing of the Reorganization.



As noted under Item 3, it is also proposed that each Flagship Fund's Rule 12b-1 Plan be amended to authorize the payment to John Nuveen & Co. Incorporated, as distributor of the Class A, Class B and Class C shares of the Fund pursuant to a Distribution Agreement dated as of the date of the consummation of the Acquisition. Such compensation will be in the form of servicing and distribution fees on the three classes of shares of the Fund. The current distribution plan only authorizes the Fund to reimburse any underwriter, distributor or selling agent for out-of-pocket costs and expenditures actually incurred for financing or assisting in the financing of any activity which is primarily intended to result in the sale of the shares of the Fund.


The table below shows the current fee arrangements applicable to each Flagship Fund and illustrates the pro forma effect that the New Advisory Agreement and the new 12b-1 fees would have had on fees payable by each Fund if such Agreement and 12b-1 Plans had been in effect during the Fund's fiscal year ended May 31, 1996.


---------------------------------------------------------------------------------------------------------------
                               FUND                                    MANAGEMENT FEES           12B-1 FEES
---------------------------------------------------------------------------------------------------------------
Arizona
  Class A
    Current                                                           .50%    $  411,209     .40%    $  328,091
    Pro forma                                                         .55%    $  452,330     .20%    $  164,034
  Class C
    Current                                                           .50%    $    8,830     .95%    $   16,707
    Pro forma                                                         .55%    $    9,713     .75%    $   13,208
Florida
  Class A
    Current                                                           .50%    $1,664,274     .40%    $1,328,070
    Pro forma                                                         .54%    $1,794,424     .20%    $  663,891
  Class C
    Current                                                           .50%    $    1,695     .95%    $    3,169
    Pro forma                                                         .54%    $    1,827     .75%    $    2,542
Pennsylvania
  Class A
    Current                                                           .50%    $  214,303     .40%    $  170,972
    Pro forma                                                         .55%    $  235,733     .20%    $   85,487
  Class C
    Current                                                           .50%    $   18,971     .95%    $   35,903
    Pro forma                                                         .55%    $   20,868     .75%    $   28,379
Virginia
  Class A
    Current                                                           .50%    $  582,198     .40%    $  464,378
    Pro forma                                                         .55%    $  640,418     .20%    $  232,243
  Class C
    Current                                                           .50%    $   40,111     .95%    $   75,853
    Pro forma                                                         .55%    $   44,123     .75%    $   60,003
---------------------------------------------------------------------------------------------------------------

INFORMATION CONCERNING FLAGSHIP, NUVEEN AND THE ACQUISITION

FLAGSHIP


Flagship is 100% owned by Flagship Resources, Inc., which in turn is owned by the families of Bruce P. Bedford and Richard P. Davis and various trusts organized for their benefit. Flagship Resources Inc. is owned 50% by Richard P. Davis Trust, 25% by Susan Logan Bedford and 25% by Julie A. Bedford. The address of Flagship, Flagship Resources Inc., the Richard P. Davis Trust, Susan Logan Bedford and Julie A. Bedford is One Dayton Centre, One South Main Street, Dayton, OH 45402.


The names, addresses and principal occupations of the principal executive officers and the directors of Flagship are as follows:


--------------------------------------------------------------------------------------------------------
NAME AND ADDRESS                                         PRINCIPAL OCCUPATION
--------------------------------------------------------------------------------------------------------
Bruce P. Bedford                                         Chairman and Chief Executive Officer of
Director                                                 Flagship, Flagship Funds Inc. and Flagship
One Dayton Centre                                        Resources Inc.
One South Main Street
Dayton, Ohio 45402-2030
Richard P. Davis                                         President and Chief Operating Officer of
Director                                                 Flagship, Flagship Funds Inc. and Flagship
One Dayton Centre                                        Resources Inc.
One South Main Street
Dayton, Ohio 45402-2030
Michael D. Kalbfleisch                                   Vice President and Chief Financial Officer of
Treasurer, Vice President and Chief Executive Officer    Flagship, Flagship Funds Inc. and Flagship
One Dayton Centre                                        Resources Inc.
One South Main Street
Dayton, Ohio 45402-2030
James P. Dunmyer                                         Controller of Flagship, Flagship Funds Inc. and
Controller                                               Flagship Resources Inc.
One Dayton Centre
One South Main Street
Dayton, Ohio 45402-2030
--------------------------------------------------------------------------------------------------------


NUVEEN ADVISORY


Nuveen Advisory is a wholly-owned subsidiary of Nuveen, located at 333 West Wacker Drive, Chicago, Illinois 60606, the oldest and largest investment banking firm specializing in the underwriting and distribution of tax-exempt securities. Nuveen, which maintains the largest research department of all investment banking firms devoted exclusively to municipal securities, has issued over $30 billion of tax-exempt unit trusts since 1961 and currently sponsors 82 management investment company portfolios with approximately $31.6 billion in tax-exempt securities under management. Over 1,000,000 individuals have invested to date in Nuveen's tax-exempt funds and trusts. Founded in 1898, Nuveen is a majority-owned subsidiary of The John Nuveen Company, which, in turn, is approximately 78% owned by The St. Paul Companies, Inc., 385 Washington Street, St. Paul, Minnesota 55102, a management company of St. Paul, Minnesota, principally engaged in providing property-liability insurance through subsidiaries.

The names, addresses and principal occupations of the principal executive officers and the directors of Nuveen Advisory are as follows:

-------------------------------------------------------------------------------------------------------
NAME AND ADDRESS                    PRINCIPAL OCCUPATION
-------------------------------------------------------------------------------------------------------
Timothy R. Schwertfeger             Chairman of the Board and Director, John Nuveen & Co. Incorporated
Chairman of the Board and
Director
(Principal Executive Officer)
333 West Wacker Drive
Chicago, Illinois 60606
Anthony T. Dean                     President and Director, John Nuveen & Co. Incorporated
President and Director
333 West Wacker Drive
Chicago, Illinois 60606
John P. Amboian                     Executive Vice President, John Nuveen & Co. Incorporated
Executive Vice President
333 West Wacker Drive
Chicago, Illinois 60606
-------------------------------------------------------------------------------------------------------

VOTES REQUIRED

Approval of the new investment advisory agreement for each Flagship Fund requires the affirmative vote of a "majority of the outstanding voting securities" of that Fund. The term "majority of the outstanding voting securities" as defined in the 1940 Act means: the affirmative vote of the lesser of (1) 67% of the voting securities of the Fund present at the meeting if more than 50% of the outstanding shares of the Fund are present in person or by proxy or (2) more than 50% of the outstanding shares of the Fund.

PROPOSAL NO. 3--RULE 12B-1 PLAN
FOR FLAGSHIP FUNDS ONLY

In anticipation of the Acquisition, a new Rule 12b-1 plan is being submitted for shareholder approval, as described below.

Rule 12b-1 under the 1940 Act (the "Rule") provides, among other things, that an investment company (mutual fund) may bear expenses of distributing its shares only pursuant to a plan (a "Rule 12b-1 Plan") adopted in accordance with the Rule. Flagship Funds Inc., acting as principal underwriter and distributor for the Trust, distributes each Fund's Class A Shares and Class C Shares.

In anticipation of the Acquisition, a new Rule 12b-1 Plan is being submitted for shareholder approval of each Fund's Class A and Class C shareholders. A form of the new Rule 12b-1 Plan for each Fund is attached hereto as Annex E.

On July 15, 1996, the Board, including all of the disinterested Trustees, voted to approve the new Rule 12b-1 Plan for each Fund, and directed that it be submitted to the Class A and Class C shareholders of each Fund at the Meeting, along with a recommendation that such shareholders approve such Rule 12b-1 Plan.

If the new Rule 12b-1 Plan is approved by a class, it will become effective for that class and will replace the current Rule 12b-1 Plan upon consummation of the Acquisition. If the shareholders of a class of a Fund do not approve the new Rule 12b-1 Plan, the Board would consider appropriate action.

DESCRIPTION OF THE NEW RULE 12B-1 PLAN

As noted above, a form of the new Rule 12b-1 Plan is attached as Annex E and this summary is qualified in its entirety by reference to Annex E.

Under the new Plan, the Fund is authorized to compensate Nuveen, as distributor of the Class A, Class B and Class C shares of the Fund pursuant to a Distribution Agreement dated as of the date of the consummation of the Flagship Acquisition. The distributor's compensation will be: a service fee of .20% of the average net assets of the Class A shares of the Fund; a service fee of .20% of the average net assets of the Class B shares of the Fund, plus a distribution fee of .75% of the average daily net assets of the Class B shares of the Fund; and a service fee of .20% of the average net assets of the Class C shares of the Fund, plus a distribution fee of .55% of the average daily net assets of the Class C shares the Fund. Such compensation will be accrued daily and paid quarterly. Such fees may be in addition to fees paid to Nuveen or to other authorized dealers and brokers for providing other services to shareholders of the Fund.

The services for which such authorized dealers will be compensated include, but are not limited to, maintaining account records for shareholders who beneficially own shares; answering inquiries relating to shareholders' accounts, the policies of the Fund and the performance of their investment; providing assistance and handling the transmission of funds in connection with the purchase, redemption and exchange orders for shares; providing assistance in connection with changing account setups and enrolling in various optional fund services; producing and disseminating shareholder communications or servicing materials; the ordinary or capital expenses, such as equipment, rent, fixtures, salaries, bonuses, reporting and recordkeeping and third party consultancy or similar expenses, relating to any activity for which payment is authorized by the Board.

Existing 12b-1 Plan. The existing Plan authorizes the Fund to reimburse any underwriter, distributor or selling agent (a "Seller") for out-of-pocket costs and expenditures actually incurred for financing or assisting in the financing of any activity which is primarily intended to result in the sale of the shares of the Fund. The services for which any such Seller is reimbursed under the existing Plan is substantially similar to that under the new Plan. The existing Plan also authorizes the payment of monthly fees to non-affiliated entities who provide marketing and distribution services to the Fund. Reimbursement is made only to Sellers with which the Fund has entered into a Distribution Agreement. Such authority is subject to the discretion of the Board.

The table below shows, as to the Rule 12b-1 Plan for Class A Shares and the Class C Shares of each Fund, the date adopted, the date of last amendment (if any), the date last approved by the trustees and the date to which it continues.


-----------------------------------------------------------------------------------------------------------------------
                                                                                    CLASS A AND CLASS C RULE 12B-1 PLAN
                                    -----------------------------------------------------------------------------------
                                                                                    APPROVAL                DATE
              FUND                     DATE ADOPTED           AMENDED             BY TRUSTEES           CONTINUED TO
-----------------------------------------------------------------------------------------------------------------------
Arizona                                  July 25, 1986    September 3, 1992        August 23, 1996      August 23, 1997
Florida                                  July 14, 1987    September 3, 1992        August 23, 1996      August 23, 1997
Pennsylvania                              May 15, 1992       April 21, 1995        August 23, 1996      August 23, 1997
Virginia                             November 21, 1985    September 3, 1992        August 23, 1996      August 23, 1997
-----------------------------------------------------------------------------------------------------------------------

The table below shows the fees paid by each Fund to Flagship Funds Inc. for its Class A Shares and Class C Shares for the fiscal year ended May 31, 1996.


--------------------------------------------------------------------------------------------------------------------------
                                               CLASS A RULE 12B-1 PLAN FEES               CLASS C RULE 12B-1 PLAN FEES
                  FUND                     PAID TO FLAGSHIP FUNDS INC. BY FUND        PAID TO FLAGSHIP FUNDS INC. BY FUND
--------------------------------------------------------------------------------------------------------------------------
Arizona                                                               $ 328,091                                    $16,707
Florida                                                              $1,328,070                                    $ 3,169
Pennsylvania                                                          $ 170,972                                    $35,903
Virginia                                                              $ 464,378                                    $75,853
--------------------------------------------------------------------------------------------------------------------------


The new Rule 12b-1 Plan will be in effect for an initial one-year term beginning upon the date of the consummation of the Acquisition and may continue thereafter from year to year for a class if specifically approved at least annually by vote of "a majority of the outstanding voting securities" of that class, as defined under the 1940 Act, or by the Board, including, in either event, the vote of a majority of the "non-interested" trustees, cast in person at a meeting called for such purpose.

Pursuant to the new Rule 12b-1 Plan, Nuveen will prepare reports to the Board on a quarterly basis for the Fund's Class A, Class B and Class C Shares showing the amounts paid to the various firms and such other information as from time to time the Board may reasonably request. The Rule requires the Board to review such reports at least quarterly.

In approving the new Rule 12b-1 Plan, the Board determined, as with the current Rule 12b-1 Plan, that there is a reasonable likelihood that the new Rule 12b-1 Plan would benefit the Fund and its shareholders. In doing so, the Board considered several factors, including that the new Rule 12b-1 Plan would (i) enable investors to choose the purchasing option best suited to their individual situations, thereby encouraging current shareholders to make additional investments in each Fund and attracting new investors and assets to the Funds to the benefit of each Fund and its shareholders, (ii) facilitate distribution of each Fund's shares, (iii) help maintain the competitive position of each Fund in relation to other funds that have implemented or are seeking to implement similar distribution arrangements, and (iv) permit possible administrative and operating efficiencies through increased Fund size.

BOARD RECOMMENDATION

As a result of its consideration of the foregoing factors, the Board voted to approve the new Rule 12b-1 Plans and to submit them to the shareholders for their approval.

The Board recommends that shareholders vote FOR approval of the new Rule 12b-1 Plans.

VOTES REQUIRED

Class A Shares and Class C Shares of each Flagship Fund will vote separately by class on the new Rule 12b-1 plan for their respective classes. Approval of the new Rule 12b-1 plan for each class of each Flagship Fund requires the affirmative vote of a "majority of the outstanding voting securities" of the class. The term "majority of the outstanding voting securities" as defined in the 1940 Act means: the affirmative vote of the lesser of (1) 67% of the voting securities of the class present at the meeting if more than 50% of the outstanding shares of the class are present in person or by proxy or (2) more than 50% of the outstanding shares of the class.

PROPOSAL NO. 4--THE REORGANIZATIONS

The terms and conditions of each Reorganization are set forth in the Agreement and Plan of Reorganization and Liquidation. Significant provisions of the Agreement are summarized below; however, this summary is qualified in its entirety by reference to the Agreement, a form of which is attached as Annex B to this Joint Proxy Statement--Prospectus.

GENERAL


The Agreement sets forth the terms of each Reorganization, under which (a) the New Fund would acquire substantially all of the assets of the corresponding Acquired Funds in exchange for newly issued shares of the New Fund and the New Fund's assumption of substantially all the liabilities of such Acquired Funds; and (b) each Acquired Fund would liquidate and distribute to its shareholders pro rata by class the New Fund shares received. As a result of each Reorganization, the assets of the Acquired Funds would be combined into the New Fund and shareholders of the Acquired Funds would become shareholders of the New Fund. Under the Agreement, Class A, Class C and Class R shareholders of the Nuveen Fund will receive Class A, Class C and Class R shares of the New Fund, respectively, and Class A and Class C shareholders of the Flagship Fund will receive Class A and Class C shares of the New Fund, respectively. The investment objectives of each New Fund are identical to those of the Nuveen Funds and are substantially similar to those of the Flagship Funds, the policies of each New Fund are similar to those of the respective Acquired Funds and the general portfolio characteristics of each New Fund, after the Reorganization, would be similar to those of each of the respective Acquired Funds. If the proposals relating to the Agreement are approved, the Effective Time is expected to be the close of business on January 31, 1997.


TERMS OF EACH REORGANIZATION


If the Reorganization is approved and the other conditions are satisfied or waived, at the Effective Time the New Fund will acquire substantially all of the assets of the corresponding Acquired Funds, including cash (other than cash to make final distributions to shareholders), cash equivalents, Municipal Obligations and other securities, receivables and other property owned by such Acquired Funds. In exchange, the New Fund would assume from each such Acquired Fund substantially all debts, liabilities, obligations and duties of the Acquired Fund, and the New Fund would issue to each Acquired Fund shares of the New Fund. The number of New Fund shares to be issued to the Acquired Fund would be that number having an aggregate per share net asset value equal to the aggregate value of that Acquired Fund's assets transferred to, net of the Acquired Fund's liabilities assumed by, the New Fund as of the Effective Time.



The value of an Acquired Fund's assets to be acquired and liabilities to be assumed by the New Fund, and the net asset value per share to be issued by the New Fund, will be determined by the valuation procedures set forth in the particular Acquired Fund's prospectus and for the New Fund, as set forth in this Joint Proxy Statement-Prospectus.



In the event a Reorganization is consummated, as soon as practicable after the Effective Time, each Acquired Fund will liquidate and distribute pro rata to its shareholders of record the New Fund shares it receives. Such liquidation and distribution will be accomplished by opening accounts on the books of the New Fund in the names of the shareholders of the Acquired Fund and transferring to those shareholder accounts the New Fund shares previously credited on those books to the account of the Acquired Fund. Each shareholder account will receive the respective pro rata number of New Fund shares of the appropriate class.



Following the Reorganization, every shareholder of an Acquired Fund would own shares of the New Fund that will have an aggregate per share net asset value immediately after the Effective Time equal to the aggregate per share net asset value of that shareholder's Acquired Fund shares immediately prior to the Effective Time. See "Description of Shares to be Issued in the Reorganization" for a description of the rights of such shareholders. Since the New Fund shares issued to the shareholders of the Acquired Fund would be issued at net asset value in exchange for net assets of the Acquired Fund having a value equal to the aggregate per share net asset value of those New Fund shares so issued, the net asset value of the New Fund shares should remain virtually unchanged by the Reorganization. Thus, the Reorganization should result in no dilution of net asset value of any shareholder's holdings. See "Pro Forma Financial Information" in the Statement of Additional Information.


See "Surrender and Exchange of Acquired Fund Share Certificates" for a description of the procedures to be followed by Acquired Fund shareholders to obtain certificates representing their New Fund shares.

Each Agreement may be terminated and the Reorganization abandoned, whether before or after approval by the Acquired Funds' shareholders, at any time prior to the Effective Time (a) by the written consent of the Boards of the Nuveen Trust, the Flagship Trust and the New Trust, (b) by either Acquired Fund or the New Fund if any condition to that Fund's obligations under the Agreement has not been satisfied or waived and it reasonably appears that such condition will not be satisfied or (c) by any Fund if the Reorganization has not occurred by June 30, 1997.


The transactions contemplated by the Agreement were presented to the Board of Trustees of the Flagship Trust for consideration at numerous Board meetings held between May and July, 1996. The Board of Trustees concluded unanimously that the Reorganization is in the best interests of the Flagship Trust, each Flagship Fund and the shareholders of the Flagship Funds.



The transactions contemplated by the Agreement were presented to the Board of Trustees of the Nuveen Trust for consideration at numerous Board meetings held in June, July and October, 1996. The Board of Trustees concluded unanimously that the Reorganization is in the best interests of the Nuveen Trust, each Nuveen Fund and the shareholders of the Nuveen Funds.


REASONS FOR THE REORGANIZATION


During its review and deliberations, the Board of Trustees of both the Flagship Trust and Nuveen Trust evaluated the potential benefits, detriments and costs to each Fund and its shareholders of the proposed Reorganization. Each Board received information regarding the new advisory agreement that would be entered into by each New Fund, including a comparison of the proposed fee structure and expense ratios with the existing structures and ratios. The Board of the Flagship Trust requested and received substantial information from Nuveen Advisory and Nuveen regarding their management, history, qualifications and other relevant information, including portfolio transaction practices. Representatives of Nuveen made presentations to the disinterested Trustees of the Flagship Trust on Nuveen's investment, administration and distribution operations and the proposed integration of Flagship's existing investment and distribution capabilities into Nuveen's operations. The Flagship Trust's Board visited Nuveen's Chicago headquarters and met with representatives of Nuveen and the Nuveen Fund's disinterested trustees. In addition, the disinterested Trustees of the Flagship Trust Board engaged special legal counsel to advise them in their deliberations, conduct an independent due diligence investigation and assist them in evaluating the appropriateness of the proposed agreements.


The Boards considered the qualifications and capabilities of Nuveen Advisory to serve as investment adviser for the New Funds. In this regard, the Boards noted the fact that Nuveen Advisory has been in operation since 1976 and has extensive experience managing municipal bond investment companies, with approximately $30 billion in assets under management. In addition, Nuveen Advisory is a part of a larger organization that provides investment advice to or credit surveillance for a large number of registered investment companies, including open-end funds and exchange-traded funds. Total assets under management or credit surveillance by Nuveen and its affiliates is in excess of $45 billion.


In evaluating the Reorganization, including the new advisory agreement with the New Funds, the Flagship Funds' Board determined that Fund shareholders potentially would benefit from affiliation with the Nuveen organization for several reasons, including the greater financial strength of the sponsoring entity, access to enhanced credit research from a research department that is the largest in the investment banking industry devoted exclusively to tax-exempt securities, and Nuveen's larger technological infrastructure. In addition, the Flagship Trust's Board considered that Bruce P. Bedford and Richard P. Davis have agreed to sign long-term employment contracts with Nuveen that provide that Mr. Bedford shall serve as an Executive Vice President and Director of Product Management of Nuveen and that Mr. Davis shall serve as a Vice President of Nuveen, Director of the Broker-Dealer Group of Nuveen and General Manager of Nuveen's Dayton operations. In addition, both Mr. Bedford and Mr. Davis will serve on Nuveen's Management Committee. The Board also considered the fact that potential benefits from the larger Nuveen organization were being obtained with the expected retention of the current portfolio managers for each of the Funds as a member of the Nuveen organization. Similarly, the benefits will be obtained with no significant changes in the portfolio management and operations of the Funds. The Board considered the similarities between the investment objectives and policies of the New Funds as compared to the Nuveen Funds and the Flagship Funds and concluded that the objectives are identical to those of the Nuveen Funds and substantially similar to those of the Flagship Funds. In addition, the Boards concluded that the investment policies of the New Funds are similar to those of the Acquired Funds. Moreover, with the proposed change in the investment adviser, Fund shareholders would gain access to a broader array of investments products through the Fund's exchange privilege.



In evaluating the Reorganization, the Boards also considered the qualifications and capabilities of Nuveen to serve as principal underwriter for the New Funds and, with respect to certain classes of Fund shares, to receive Rule 12b-1 payments. In this regard, the Boards noted the fact that Nuveen has been in operation since 1898 and serves as the principal underwriter for open-end funds with assets in excess of $6 billion and has served as co-managing underwriter for approximately $25 billion of exchange-traded funds. The Board of the Flagship Funds determined that Fund shareholders potentially would benefit from the proposed change in distribution in that Nuveen brings a national sales organization and multi-channel distribution system to the Funds, which should result in greater distribution, with resulting administrative and operating efficiencies to the Funds from asset growth. The disinterested Trustees of the Flagship Trust Board also considered the proposed continuing role of senior Flagship personnel in distribution of the New Funds. The Board of the Nuveen Funds recognized that the Nuveen Funds will gain broader distribution with brokers and have the potential to expand distribution with financial planners and financial institutions based on a wider product line offering. This, in turn, creates the potential for asset growth and administrative and operating efficiencies. Nuveen Fund shareholders will also have access to an expanded selection of investment products in the combined Nuveen Flagship family of funds. In addition, following the Reorganization, the Funds would offer additional classes of shares, which would provide existing and future shareholders the benefit of an expanded set of purchase options and should enhance the distribution capabilities of the Funds with the attendant potential for growth and administrative and operating efficiencies. The Boards noted the costs associated with sponsoring classes of shares that require the financing of distribution expenses, which costs would be borne by Nuveen.


The Boards considered Nuveen Advisory's recommendation for service providers to the Funds and agreed with Nuveen Advisory's recommendation that it was beneficial that, at least during a transition period, the New Funds would continue to be serviced by the Flagship Funds' current custodian and transfer agent.


Specifically with regard to fees and expenses, the Boards considered the current fee and expense structure, historical expense ratios, expense limitations and voluntary reimbursements as compared to the fee and expense structure proposed. See the Comparative Fee Table for a comparison of the current and proposed fee and expense structures. The Boards also reviewed the proposed fees as compared to those of comparable funds. The Boards determined that the proposed agreements were beneficial and in the best interests of the Funds in that the contractual rates for investment advisory fees, Rule 12b-1 services and Rule 12b-1 distribution fees were within the range of rates for comparable funds and, in addition, the aggregate would be lower than the current fee structure for each current class of each Fund's shares. The Flagship Trust's Board specifically considered the proposed increase in the investment advisory fee from an annual rate of .50% of average daily net assets to a graduated rate that starts at .55% of average daily net assets. In evaluating the Reorganizations, the Boards considered the nature and quality of services to be provided; the performance of Nuveen Advisory with other comparable funds; the proposed investment advisory fee and expense ratios for the Fund and for comparable investment companies, including those currently advised by Nuveen Advisory and the anticipated profitability to Nuveen Advisory from managing the Fund. The Boards also considered the undertaking by Nuveen Advisory to continue the policy followed by Flagship with regard to the Flagship Funds to waive fees or reimburse expenses to the extent necessary to maintain a competitive distribution rate.



Flagship and Nuveen have assured the Flagship Trust's Board that they intend to comply with Section 15(f) of the 1940 Act. Section 15(f) provides a non-exclusive safe harbor for an investment adviser to an investment company or any of its affiliated persons to receive any amount or benefit in connection with a change in control of the investment adviser so long as two conditions are met. First, for a period of three years after the Acquisition, at least 75% of the board members of the investment company must not be interested persons of Flagship or Nuveen. The New Trust would be in compliance with this provision of
Section 15(f). Second, an "unfair burden" must not be imposed upon the investment company as a result of such transaction or any express or implied terms, conditions or understandings applicable thereto. The term "unfair burden" is defined in Section 15(f) to include any arrangement during the two-year period after the merger whereby the investment adviser, or any interested person of any such adviser, receives or is entitled to receive any compensation, directly or indirectly, from the investment company or its shareholders (other than fees for bona fide investment advisory or other services) or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company (other than bona fide ordinary compensation as principal underwriter for such investment company). Flagship and Nuveen are not aware of any express or implied term, condition, arrangement or understanding that would impose an "unfair burden" on the Funds as a result of the Acquisition. Nuveen has agreed that it, and its affiliates, will take no action that would have the effect of imposing an "unfair burden" on the Funds as a result of the Acquisition, and will indemnify the shareholders of Flagship and the disinterested Trustees of the Flagship Trust for any losses from imposition of an unfair burden.


BOARD RECOMMENDATION

Based upon its evaluation of the relevant information presented to them, and in light of their fiduciary duties under federal and state law, the Board of Trustees, including all its disinterested trustees, of each Trust, unanimously determined that the Reorganization, including the new advisory agreement and the new Plan and related agreements for the New Funds, are advisable and in the best interests of each Flagship Fund and each Nuveen Fund and their shareholders.

The Board recommends that shareholders vote FOR approval of the Agreement.

VOTES REQUIRED


For each Nuveen Fund, approval of the Agreement requires the affirmative vote of a "majority of the outstanding voting securities" of that Fund. The term "majority of the outstanding voting securities" as defined in the 1940 Act means: the affirmative vote of the lesser of (1) 67% of the voting securities of the Fund present at the meeting if more than 50% of the outstanding shares of the Fund are present in person or by proxy or (2) more than 50% of the outstanding shares of the Fund.


For each Flagship Fund, approval of the Agreement requires the affirmative vote of the holders of a majority of the shares present at the meeting.

DESCRIPTION OF THE SHARES TO BE ISSUED IN THE REORGANIZATION

GENERAL


The Declaration of Trust (the "Declaration") of the New Trust authorizes the issuance of an unlimited number of shares in four classes. As of October 16, 1996, there were issued and outstanding the following shares of each New Fund:



NEW ARIZONA
  Class A                 834
  Class B                 834
  Class C                 834
  Class R                 834
NEW FLORIDA
  Class A                 834
  Class B                 834
  Class C                 834
  Class R                 834
NEW PENNSYLVANIA
  Class A                 834
  Class B                 834
  Class C                 834
  Class R                 834
NEW VIRGINIA
  Class A                 834
  Class B                 834
  Class C                 834
  Class R                 834


If a Reorganization is approved, at the Effective Time the New Fund will issue additional shares. The number of such additional New Fund shares will be based on the relative aggregate per share net asset values of the respective classes of shares of the New Fund and the Acquired Funds, in each case, as of the Effective Time.

DISTRIBUTIONS


It is each New Fund's policy, which may be changed by the Board of the New Trust, to make regular monthly cash distributions to the holders of its shares of net investment income at a level rate that reflects past and projected net income of the Fund, which over time will result in the distribution of all net investment income of each New Fund and to distribute at least annually net capital gains, if any. Each New Fund's distribution level will be determined by the Board of the New Trust after giving consideration to a number of factors, including the New Fund's undistributed net investment income and historical and projected investment income and expenses (including the effects of fee waivers and expense reimbursements). Net income for each New Fund consists of all interest income accrued on portfolio assets less all net expenses of the New Fund. Expenses of each New Fund are accrued each day.



Each New Fund may from time to time distribute less than the entire amount of net investment income earned in a particular period. Such undistributed net investment income would be available to supplement future distributions. As a result, the distributions paid by each New Fund for any particular monthly period may be more or less than the amount of net investment income actually earned by the New Fund during such period. In addition, Nuveen Advisory will periodically undertake to waive fees and reimburse expenses of the New Fund to the extent necessary to maintain a competitive distribution rate. This practice may produce a higher monthly distribution than would otherwise be the case. The current expenses, fee waivers and reimbursements are set forth in the "Comparative Fee Table." Actual amounts may be greater or less than those shown. There is no assurance that the New Funds' actual expenses will be equal to or less than the current actual expenses of the Nuveen Funds or the Flagship Funds and, in some cases, are currently estimated to be higher; actual expenses of the New Funds will be a function of the extent to which fee waivers and reimbursements are necessary to maintain a competitive dividend rate consistent with the past practice of Flagship.


COMPARISON OF RIGHTS OF HOLDERS OF THE FUNDS


The Nuveen Trust, the Flagship Trust and the New Trust are each organized as a business trust under the laws of the Commonwealth of Massachusetts. The provisions of the Declaration of the New Trust are substantially similar to the provisions of the respective Declarations of the Nuveen Trust and the Flagship Trust as described under "Certain Provisions in the New Trust's Declaration of Trust" below except; the Declarations of the New Trust and Nuveen Trust provide that 10% of the Shareholders can call a shareholder meeting, whereas a majority of shareholders must act to call a shareholders meeting of the Flagship Trust; under the New Trust, 30% of the outstanding shares constitutes a quorum whereas under the Nuveen Trust and the Flagship Trust, a majority of the outstanding shares is necessary for a quorum at shareholder's meetings; under the New Trust and the Nuveen Trust, the Trust (or a series) can be terminated (i) by the Trustees, upon notice to the shareholders, (ii) by a majority vote of shareholders when recommended by the Trustees, or (iii) by 66 2/3% of the shareholders, whereas the Declaration of the Flagship Trust provides that a majority of shareholders must consent to such termination only after the trustees favorably recommend it; the Declarations of the New Trust and the Nuveen Trust (other than the Articles regarding Trustees which can only be amended by a 66 2/3% vote of shareholders) can be amended by vote of a majority of trustees and a majority of the shareholders, whereas an amendment to the Declaration of the Flagship Trust would require a 66 2/3% vote of the shareholders if the amendment would change material rights (such as preferences) with respect to shares, distributions or liquidation rights. The full text of each Declaration is on file with the Commission and may be obtained as described under "Available Information."



See also "Other Comparisons--Purchase, Exchange and Redemption Features and Privileges" for differences in Class C share conversion features.


COMPARISON OF THE INVESTMENT OBJECTIVES AND POLICIES

The investment objectives of each of the Nuveen Funds are identical to those of the corresponding New Funds. The investment objectives of each of the Flagship Funds are substantially similar to those of the corresponding New Funds.

The investment objective of both the New Funds and the Nuveen Funds is to provide as high a level of current interest income exempt from both regular federal income tax and the applicable state personal income tax as is consistent, in the view of the Fund's management, with preservation of capital. The investment objective of the Flagship Funds is to seek high current after tax income free from ordinary income tax consistent with liquidity and preservation of capital.

The investment policies of the New Funds are similar to those of the Nuveen Funds and the Flagship Funds, with the following salient differences:


Diversification. New Virginia and New Pennsylvania are "non-diversified" under the 1940 Act; New Arizona, New Florida, the Nuveen Funds and the Flagship Funds are "diversified." Being non-diversified, New Virginia and New Pennsylvania will be able to invest more than 5% of its assets in the obligations of an issuer, subject to the diversification requirements of Subchapter M of the Code. This allows New Virginia and New Pennsylvania, as to 50% of their total assets, to invest more than 5%, but not have more than 25%, in the securities of a single issuer. A "diversified" fund, on the other hand, may not, with respect to 75% of its total assets, invest more than 5% in the securities of a single issuer. Since the New Virginia and New Pennsylvania may invest a relatively high percentage of its assets in the obligations of a limited number of issuers, they may be more susceptible to any single economic, political or regulatory occurrence than the Nuveen Funds and the Flagship Funds, which are diversified.



Investment Grade Quality. The New Funds and the Flagship Funds may rely on ratings from Moody's Investor Service, Inc., (the "Moody's"), Standard & Poor's Rating Group ("S&P") and Fitch Investors Service, Inc. ("Fitch"), while the Nuveen Funds may not presently rely on ratings by Fitch. The Nuveen Funds may only invest up to 20% in unrated securities, while the New Funds and the Flagship Funds have no such restriction. The New Funds may, therefore, invest in an unlimited amount of Fitch-only rated securities and unrated securities, whereas the Nuveen Funds may only invest up to 20% in Fitch-only rated securities and unrated securities. The market for Fitch-only rated securities and unrated securities may be less broad than for Moody's and/or S&P rated securities. In addition, with unrated securities, a fund is more dependant upon the investment manager's credit analysis.



Average Maturity. The New Funds seek an average maturity of between 15 to 30 years as compared to the Nuveen Funds' goal of 20 to 30 years and Flagship Funds' goal of 15 to 25 years. Generally, securities with longer maturities are more volatile than those with shorter maturities.



AMT Bonds. The New Funds do not have a restriction on the amount of AMT Bonds purchased; the Nuveen Funds and the Flagship Funds do not allow more than 20% to be invested in AMT Bonds. AMT Bonds are Municipal Obligations, the interest on which is a specific tax preference item for purposes of computing the alternative minimum tax on corporations and individuals. For shareholders whose tax liability is determined under the alternative minimum tax, such shareholders will be taxed on their share of the Fund's exempt-interest dividends that were paid from income earned on AMT Bonds. In addition, the alternative minimum taxable income for corporations is increased by 75% of the difference between an alternative measure of income ("adjusted current earnings") and the amount otherwise determined to be alternative minimum taxable income. Interest on all Municipal Obligations and therefore all distributions by the Fund that would otherwise be tax exempt is included in calculating a corporation's adjusted current earnings.



Concentration. The New Funds and the Nuveen Funds may not invest more than 25% of their total assets in securities of issuers in any one industry, provided, however, that such limitation does not apply to Municipal Obligations issued by governments or their political subdivisions, and obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities. The Flagship Fund may invest more than 25% of their assets in a particular segment of the municipal bond market, such as Hospital Revenue Bonds, Housing Agency Bonds, Industrial Development Bonds, Airport Bonds or U.S. Territorial Bonds.

Lease Obligations. The New Funds and the Flagship Funds have no percentage limitations on non-appropriation lease obligations, whereas the Nuveen Funds are limited to investing no more than 10% of their assets in non-appropriation lease obligations. Municipal Leases that include non-appropriation clauses provide that the governmental issuers have no obligation to make payments unless money is appropriated for that purpose. Certain "non-appropriation" lease obligations may present special risks because the municipality's obligation to make future lease or installment payments depends on money being appropriated each year for this purpose. If an issuer stopped making payment on a lease obligation held by a Fund, the lease obligation would lose some or all of its value. Some lease obligations may be illiquid under certain circumstances.



Temporary Investments. The New Funds and the Nuveen Funds permit, under normal circumstances, up to 20% of their net assets to be invested in temporary investments, provided that temporary investments subject to regular federal income tax may not comprise more than 20% of each Fund's net assets. For defensive purposes, however, each New Fund and Nuveen Fund may invest without limit in temporary investments. For the New Funds, temporary investments include: short-term securities the interest on which is exempt from regular federal income tax, but may be subject to state income tax; and U.S. Government securities and other taxable securities rated within the two highest grades by Moody's, S&P or Fitch, and that mature within one year from the date of purchase or carry a variable or floating rate of interest. For the Nuveen Funds, temporary investments include the same, except that non-U.S. Government taxable securities are limited to those that are within the highest grade by Moody's or S&P. The New Funds and the Nuveen Funds may invest in taxable securities only to the extent that federally tax-exempt securities temporary investments are not available at reasonable prices and yields.



The Flagship Funds do not restrict, under normal circumstances, the percentage of investments that may be made in short-term municipal obligations except to the extent that an average maturity of 15 to 25 years is sought. Short-term notes must be rated SP-1 through SP-2 by S&P or MIG 1 through MIG 4 by Moody's, and tax-exempt commercial paper must be rated A-1+ through A-2 by S&P or Prime-1 through Prime-2 by Moody's. For temporary defensive purposes, the Flagship Funds may invest up to 20% of its assets in obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities, including up to 5% in related, adequately collateralized repurchase agreements.


Futures and Options. Although the New Funds do not currently intend to do so, both the New Funds and the Nuveen Funds reserve the right to engage in certain hedging transactions involving the use of financial futures or options based on either an index of long-term tax-exempt securities or on debt securities whose prices, in the opinion of the adviser, correlate with the prices of the Fund's investments. The Flagship Funds currently engage to a limited extent in futures and options transactions, but only for hedging purposes.

Borrowing. The New Funds and the Nuveen Funds are permitted to borrow from banks up to 10% for temporary or emergency purposes and up to 1/3 of the value of total assets in order to meet redemption requests. The Flagship Funds are limited to borrowing 10% for any purpose.

Illiquid Securities. The New Funds may not invest more than 15% of their net assets in illiquid securities. The Nuveen Funds limit investment in illiquid securities to 10% of assets. The Flagship Funds have no stated limitation on investment in illiquid securities; however, the Flagship Funds have generally followed the Commission guidelines, which provide that the usual limit on aggregate holdings of illiquid securities is 15% of net assets.


COMPARISON OF MANAGEMENT


The New Funds will be managed by Nuveen Advisory. Nuveen Advisory will act as investment adviser for and manage the investment and reinvestment of the assets of each of the New Funds. Nuveen Advisory also will administer the New Funds' business affairs, and provide office facilities and equipment and certain clerical, bookkeeping and administrative services. For the services and facilities furnished by Nuveen Advisory, each New Fund has agreed to pay an annual management fee as follows:


                           --------------------------------------------------
                             AVERAGE DAILY NET ASSET VALUE     MANAGEMENT FEE
                           --------------------------------------------------
                           For the first $125 million             .5500 of 1%
                           For the next $125 million              .5375 of 1%
                           For the next $250 million              .5250 of 1%
                           For the next $500 million              .5125 of 1%
                           For the next $1 billion                .5000 of 1%
                           For net assets over $2 billion         .4750 of 1%
                           --------------------------------------------------



The Nuveen Funds are also managed by Nuveen Advisory under the same terms and conditions.



The Flagship Funds are managed by Flagship Financial Inc. ("Flagship"). Flagship renders investment supervisory and corporate administrative services to the Flagship Funds. As compensation for the services rendered by Flagship, each Flagship Fund pays a management fee of 0.50% of the average daily net assets of such Fund computed daily, payable monthly.

The portfolio managers for the New Funds are expected to be the current portfolio managers for the Flagship Funds. Following the Acquisition it is expected that they will be employed by Nuveen Advisory and continue their current responsibilities. Michael Davern, Vice President of Flagship, currently manages eight portfolios for Flagship, including Flagship Florida and Flagship Pennsylvania. Prior to joining Flagship in 1991, he was Assistant Vice President, Van Kampen Merritt Inc. (Chicago, IL). Mr. Davern is expected to manage New Florida and New Pennsylvania. Thomas Futrell is the current manager of Nuveen Florida. Thomas J. O'Shaughnessy is the current manager of Nuveen Pennsylvania. Richard Huber, Vice President of Flagship, currently manages ten portfolios for Flagship, including Flagship Virginia. Mr. Huber joined Flagship in 1987. Mr. Huber is expected to manage New Virginia. William Fitzgerald is the current manager of Nuveen Virginia. Jan Terbrueggen, Vice President of Flagship, currently manages five portfolios for Flagship, including Flagship Arizona. Prior to joining Flagship in 1991, he was Vice President, Todd Investment Advisers (Louisville, KY). Mr. Terbrueggen is expected to manage New Arizona. Steven Krupa is the current manager of Nuveen Arizona.


COMPARISON OF DISTRIBUTION

Nuveen will serve as the sponsor and principal underwriter for each New Fund. Class A Shares are sold at a public offering price equal to the applicable net asset value per share plus an up-front sales charge based on the following schedule:

                                   NEW FUNDS

----------------------------------------------------------------------------------------------------------------
                                                        SALES CHARGE AS      SALES CHARGE AS       REALLOWANCE
                                                          % OF PUBLIC           % OF NET           % OF PUBLIC
                   AMOUNT OF PURCHASE                   OFFERING PRICE       AMOUNT INVESTED      OFFERING PRICE
----------------------------------------------------------------------------------------------------------------
Less than $50,000                                                 4.20%                 4.38%              3.70%
$50,000 but less than $100,000                                    4.00%                 4.18%              3.50%
$100,000 but less than $250,000                                   3.50%                 3.63%              3.00%
$250,000 but less than $500,000                                   2.50%                 2.56%              2.00%
$500,000 but less than $1,000,000                                 2.00%                 2.04%              1.50%
$1,000,000 and above                                              0.00%*                0.00%                 **
----------------------------------------------------------------------------------------------------------------

 *NAV trades subject to a 1.00% CDSC for shares redeemed within 18 months of purchase.

**Commission may be payable by Nuveen as follows: Nuveen pays Authorized Dealers of record on such Class A purchases a commission in an amount equal to the sum of 1% of the first $2.5 million, plus .50% of the next $2.5 million, plus .25% of purchases over $5 million.

This up-front sales charge is lower than that currently imposed on Class A Shares of Nuveen Funds, which is based on the following schedule:

                                  NUVEEN FUNDS

----------------------------------------------------------------------------------------------------------------
                                                        SALES CHARGE AS      SALES CHARGE AS      REALLOWANCE AS
                                                          % OF PUBLIC          % OF PUBLIC         % OF PUBLIC
                   AMOUNT OF PURCHASE                   OFFERING PRICE       AMOUNT INVESTED      OFFERING PRICE
----------------------------------------------------------------------------------------------------------------
Less than $50,000                                                 4.50%                 4.71%              4.00%
$50,000 but less than $100,000                                    4.25%                 4.44%              3.75%
$100,000 but less than $250,000                                   3.50%                 3.63%              3.25%
$250,000 but less than $500,000                                   2.75%                 2.83%              2.50%
$500,000 but less than $1,000,000                                 2.00%                 2.04%              1.75%
$1,000,000 and above                                              0.00%*                0.00%                 **
----------------------------------------------------------------------------------------------------------------

 *NAV trades subject to a 1.00% CDSC for shares redeemed within 18 months of purchase.

**Commission may be payable by Nuveen as follows: Nuveen pays Authorized Dealers of record on such Class A purchases a commission in an amount equal to the sum of 1% of the first $2.5 million, plus .50% of the next $2.5 million, plus .25% of purchases over $5 million.

                                 FLAGSHIP FUNDS

----------------------------------------------------------------------------------------------------------------
                                                        SALES CHARGE AS      SALES CHARGE AS      REALLOWANCE AS
                                                          % OF PUBLIC          % OF PUBLIC         % OF PUBLIC
                   AMOUNT OF PURCHASE                   OFFERING PRICE       AMOUNT INVESTED      OFFERING PRICE
----------------------------------------------------------------------------------------------------------------
Less than $50,000                                                 4.20%                 4.38%              3.70%
$50,000 to $100,000                                               4.00%                 4.18%              3.50%
$100,000 to $250,000                                              3.50%                 3.63%              3.00%
$250,000 to $500,000                                              2.50%                 2.56%              2.00%
$500,000 to $1,000,000                                            2.00%                 2.04%              1.50%
$1,000,000 and above                                              0.00%*                0.00%                 **
----------------------------------------------------------------------------------------------------------------

 *NAV trades subject to a 1.00% CDSC for shares redeemed within 18 months of purchase.

**Commission may be payable by Flagship as follows: Flagship pays Authorized Dealers of record on such Class A purchases a commission in an amount equal to the sum of 1% of the first $2.5 million, plus .50% of the next $2.5 million, plus .25% of purchases over $5 million.

Pursuant to Rule 12b-1 under the 1940 Act, the New Funds have adopted a Plan of Distribution and Service ("Plan") which provides that each class of shares (other than Class R) will pay Nuveen a service fee of up to .20%, to be used to compensate authorized dealers, including Nuveen, in connection with the provision of ongoing account services to shareholders. The Nuveen Funds currently have a service fee of up to .25%; the Flagship Funds currently have a service fee of .20%.



The New Fund's Plan also provides for a distribution fee, payable to Nuveen, to be used to reimburse for services and expenses incurred in connection with distribution of Class B and Class C shares. Class A shares have no distribution fee, Class B shares have a .75% distribution fee, and Class C shares have a .55% distribution fee. This is lower than the current distribution fees for the Flagship Funds, which are .20% for Class A and .75% for Class C, and equal to or lower than the current fees for Nuveen Funds, which are 0% for Class A and .75% for Class C. Neither the Nuveen Funds nor the Flagship Funds currently offer Class B shares.



See "Comparative Fee Table" for a comparison of these fees.


WAIVER COMPARISON


Flagship Funds have a policy of waiving fees and reimbursing expenses in order to maintain a competitive distribution rate. Nuveen Funds reimburse expenses or waives fees so that total expenses, excluding 12b-1 distribution and service fees, do not exceed .75%. The New Funds will undertake to continue Flagship's policy of waiving fees and reimbursing expenses in order to maintain a competitive distribution rate. The current expenses, fee waivers and reimbursements are set forth in the "Comparative Fee Table." Actual amounts may be greater or less than those shown. There is no assurance that the New Funds' actual expenses will be equal to or less than the current actual expenses of the Nuveen Funds or the Flagship Funds and, in some cases, are currently estimated to be higher; actual expenses of the New Funds will be a function of the extent to which fee waivers and reimbursements are necessary to maintain a competitive dividend rate consistent with the past practice of Flagship.


CERTAIN PROVISIONS IN THE NEW TRUST'S DECLARATION OF TRUST

Under Massachusetts law, shareholders of a New Fund could, under certain circumstances, be held personally liable for the obligations of that Fund. However, the New Trust's Declaration contains an express disclaimer of shareholder liability for acts or obligations of a New Fund and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the New Trust or the trustees. The New Trust's Declaration further provides for indemnification out of the assets and property of the New Trust for all loss and expense of any shareholder held personally liable for the obligations of the New Trust. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the New Trust would be unable to meet its obligations. The New Trust believes that the likelihood of such circumstances is remote.

The New Trust's Declaration provides that the obligations of the New Trust are not binding upon the trustees individually, but only upon the assets and property of the New Trust, and that the trustees shall not be liable for errors of judgment or mistakes of fact or law. Nothing in the New Trust's Declaration, however, protects a trustee against any liability to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

OTHER COMPARISONS

TRUSTEES AND OFFICERS


The Trustees and officers of the New Trust differ from those of the Nuveen Trust and the Flagship Trust. The Trustees of the New Trust are currently L. Brown, A. Dean, A. Impellizzeri, M. Rosenheim, P. Sawers and T. Schwertfeger. In addition,
R. Bremner and W. Schneider have been elected to the Board of the New Trust to take office upon the consummation of the Acquisition and their election and qualification is contingent upon consummation of the Acquisition. See Proposal No. 1--Election of Trustees and the Statement of Additional Information for further information.



FISCAL YEAR


The New Trust currently intends to have a May 31 fiscal year-end. The Flagship Trust has a May 31 fiscal year-end and the Nuveen Trust has a January 31 fiscal year-end.

PURCHASE, EXCHANGE AND REDEMPTION FEATURES AND PRIVILEGES

The expenses associated with the purchase of each class of shares of each Fund are set forth in the Comparative Fee Table.

The New Funds allow a minimum initial investment of $3,000, except for Class R, which requires a minimum initial investment of $1 million, except for fee-based advisers, wrap accounts and Nuveen employees and registered representatives of authorized dealers. The New Funds offer four alternative classes of shares for purchase: Class A, Class B, Class C and Class R. Class B Shares convert automatically into Class A Shares eight years after purchase. Class C shares have no conversion feature; except that Class C shareholders who originally acquired their shares from the Nuveen Fund will retain the option to convert their shares to Class A Shares at the end of their six-year holding period on the same basis as described below, although the conversion will no longer occur automatically. Such shareholders will need to exercise this conversion feature if they so desire. Shares may be purchased through authorized dealers or Nuveen or by check or wire. The New Funds offer two different systematic investment programs: the Automatic Deposit Plan and the Payroll Direct Deposit Plan. In addition, shareholders may exchange shares for shares of the same or equivalent class of another Nuveen Mutual Fund with reciprocal exchange privileges at net asset value without sales charge. In addition, the New Funds offer a reinstatement privilege and a Fund Direct privilege to enable shareholders to send money electronically between their accounts and their bank.



The Nuveen Funds offer the same rights and privileges as are available with the New Funds, with the exception of Class B Shares, which are not offered by the Nuveen Funds. In addition, Class C Shares of the Nuveen Funds convert automatically to Class A Shares six years after purchase, which eliminates the ongoing 12b-1 distribution fee.


The Flagship Funds allow a minimum initial investment of $3,000. The Flagship Funds offer two alternative classes of shares for purchase: Class A and Class C. There is no conversion of Class C Shares into Class A Shares. Shares may be purchased through authorized dealers, by mail or by wire. The Flagship Funds offer shareholders who receive a quarterly statement from Flagship a monthly automatic investment plan. Shares may be exchanged for shares of another Flagship fund at net asset value without a sales charge. In addition, the Flagship Funds offer a reinstatement privilege.


The redemption charges associated with each class of shares for each Fund are set forth in the Comparative Fee Table. The New Funds allow a variety of redemption options, including: by orders placed with an authorized dealer; by written request; by TEL-A-CHECK; by TEL-A-WIRE or Fund Direct; or through an automatic withdrawal plan. The Nuveen Funds offer the same redemption options as the New Funds. The Flagship Funds offer essentially the same redemption options, allowing you to place an order for redemption with your financial consultant, by written request, by telephone, through a systematic withdrawal plan or by direct deposit into your bank account.


TRANSFER AGENT AND CUSTODIAN.


State Street Bank and Trust Company, 225 Franklin Street, Boston, MA 02106, will be the transfer agent and custodian for the New Funds. It currently serves as the transfer agent and custodian for the Flagship Funds. Shareholder Services, Inc. serves as transfer agent for the Nuveen Funds and the Chase Manhattan Bank serves as custodian for the Nuveen Funds.


AUDITORS.


The auditors for the New Funds and the Flagship Trust are Deloitte & Touche LLP. The auditors for the Nuveen Trust are Arthur Andersen LLP.


ORGANIZATION.

The Nuveen Trust, the Flagship Trust and the New Trust are all Massachusetts business trusts.

SURRENDER AND EXCHANGE OF ACQUIRED FUND SHARE CERTIFICATES

After the Effective Time, each holder of an outstanding certificate or certificates formerly representing shares of an Acquired Fund ("Acquired Fund Shares") will be entitled to receive, upon surrender of his or her certificates, a certificate or certificates representing the number of New Fund Shares distributable with respect to such holder's Acquired Fund Shares. Promptly after the Effective Time, the New Fund's Transfer Agent will mail to each holder of certificates formerly representing Acquired Fund Shares a letter of transmittal for use in surrendering his or her certificates for certificates representing New Fund Shares.

Please do not send in any share certificates at this time. Upon consummation of the Reorganization, holders of Acquired Fund Shares will be furnished instructions for exchanging their Acquired Fund Share certificates for New Fund Share certificates.

From and after the Effective Time, certificates formerly representing Acquired Fund Shares will be deemed for all purposes to evidence ownership of the number of New Fund shares distributable with respect to such Acquired Fund Shares in the Reorganization, provided that until such Acquired Fund Share certificates have been so surrendered, no dividends payable to the holders of record of New Fund Shares as of any date subsequent to the liquidation of the Acquired Fund are required to be paid to the holders of such outstanding Acquired Fund Share certificates. Unpaid dividends on New Fund Shares to holders of record as of any date after the liquidation of the Acquired Fund and prior to the exchange of certificates by any

Acquired Fund shareholder will be paid to such shareholder, without interest, at the time such shareholder surrenders his or her Acquired Fund Share certificates for exchange.

From and after the Effective Time, there will be no transfers on the record transfer books of the Acquired Fund. If, after the Effective Time, certificates representing Acquired Fund Shares are presented to the Acquired Fund, they will be cancelled and exchanged for certificates representing the New Fund Shares distributable with respect to such Acquired Fund Shares in the Reorganization.

COSTS ASSOCIATED WITH THE REORGANIZATIONS

The costs associated with the Reorganizations for both the Nuveen Funds and the Flagship Funds will be borne by and allocated between Flagship and Nuveen Advisory.

NO APPRAISAL RIGHTS

None of the Funds have dissenters' rights of appraisal with respect to the Reorganizations.

TAX CONSEQUENCES OF THE REORGANIZATIONS


The Funds have received opinions of Vedder, Price, Kaufman & Kammholz to the effect that each Reorganization will qualify as a tax-free reorganization under
Section 368(a)(1) of the Code. Accordingly, no Fund will recognize gain or loss for federal income tax purposes as a result of the Reorganization. The following discussion summarizes the anticipated federal and applicable state income tax treatment to shareholders of the Acquired Fund.



A shareholder of an Acquired Fund who receives shares of the New Fund pursuant to the Reorganization will recognize no gain or loss for federal income tax purposes. Shareholders of Flagship Arizona and Nuveen Arizona who receive shares of New Arizona pursuant to the Reorganization will recognize no gain or loss for Arizona income taxes purposes. Shareholders of Flagship Florida and Nuveen Florida who receive shares of New Florida pursuant to the Reorganization will recognize no gain or loss for Florida income taxes purposes. Shareholders of Flagship Pennsylvania and Nuveen Pennsylvania who receive shares of New Pennsylvania pursuant to the Reorganization will recognize no gain or loss for Pennsylvania income tax purposes. Shareholders of Flagship Virginia and Nuveen Virginia who receive shares of New Virginia pursuant to the Reorganization will recognize no gain or loss for Virginia income tax purposes.



The aggregate basis of the New Fund Shares received by a shareholder of an Acquired Fund will be the same as the shareholder's aggregate basis in the Acquired Fund Shares surrendered in exchange therefor.



The holding period of the New Fund Shares received by a shareholder of an Acquired Fund will include the period during which the shareholder's Acquired Fund Shares were held, provided such Acquired Fund Shares were held as a capital asset at the Effective Time.



For federal income tax reasons, each Acquired Fund must declare a distribution to its shareholders of all net tax-exempt income, net ordinary taxable income and net capital gain income, if any, prior to the end of its fiscal year, which declaration will occur at or prior to the Effective Time.


THE FOREGOING IS INTENDED TO BE ONLY A SUMMARY OF THE PRINCIPAL FEDERAL INCOME TAX CONSEQUENCES AND ARIZONA, FLORIDA, PENNSYLVANIA OR VIRGINIA INCOME TAX CONSEQUENCES, AS THE CASE MAY BE, OF THE REORGANIZATIONS AND SHOULD NOT BE CONSIDERED TO BE TAX ADVICE. THERE CAN BE NO ASSURANCE THAT THE INTERNAL REVENUE SERVICE OR THE ARIZONA DEPARTMENT OF REVENUE, THE FLORIDA DEPARTMENT OF REVENUE, THE PENNSYLVANIA DEPARTMENT OF REVENUE OR THE VIRGINIA DEPARTMENT OF TAXATION WILL CONCUR ON ALL OR ANY OF THE ISSUES DISCUSSED ABOVE. ACQUIRED FUND SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS REGARDING THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES WITH RESPECT TO THE FOREGOING MATTERS AND ANY OTHER CONSIDERATIONS WHICH MAY BE APPLICABLE TO THEM.

CAPITALIZATION

The following table sets forth the unaudited capitalization of the Acquired Funds as of May 31, 1996 and the pro forma combined capitalization of the New Fund as if the Reorganization had occurred on that date. See "Pro Forma Financial Information" included in the Statement of Additional Information.

PRO FORMA CAPITALIZATION AS OF MAY 31, 1996 (UNAUDITED)


---------------------------------------------------------------------------------------------------------------------
                                                         FLAGSHIP        NUVEEN           NEW              NEW
                                                          ARIZONA        ARIZONA        ARIZONA          ARIZONA
                                                         (ACTUAL)       (ACTUAL)      (PRO FORMA)    (AS ADJUSTED)(1)
                                                        -----------    -----------    -----------    ----------------
NEW ARIZONA
  Common shares, $.01 par value per share               $        --    $    22,926      $    33        $    105,463 (2)
  Paid-in surplus                                        78,032,113     23,222,609       33,327         101,205,545 (3)
  Balance of undistributed net investment income                 --          7,592           --                  -- (4)
  Accumulated net realized gain (loss) from
    investment
    transactions                                            120,690        (72,175)          --             (72,175)(5)
  Net unrealized appreciation of investments              3,911,607        313,005           --           4,224,612
                                                        -----------    -----------      -------        ------------
      Net assets                                        $82,064,410    $23,493,957      $33,360        $105,463,445
                                                        ===========    ===========      =======        ============



(1) The adjusted balances are presented as if the Reorganization was effective as of May 31, 1996 for information purposes only. The actual Effective Time of the Reorganization is expected to be January 31, 1997 at which time the results would be reflective of the actual composition of shareholders' equity at that date.



(2) Assumes the issuance of 7,997,646 and 432,436 class A shares, 196,726 and 39,086 class C shares and 1,877,115 class R shares of New Arizona in exchange for the net assets of class A, C and R of Flagship Arizona and Nuveen Arizona, respectively. These numbers are based on the net assets of each class of Flagship Arizona and Nuveen Arizona, and the net asset values of each respective class of New Arizona, as of May 31, 1996, after adjustment for the distributions referred to in (4) and (5) below. The issuance of such number of New Arizona shares would result in the distribution of 1.0716064 and 1.0299230 class A shares, 1.0715685 and 1.0216149 class C shares and 1.0232653 class R shares for each share of each respective class of Flagship Arizona and Nuveen Arizona, respectively, upon liquidation of each respective class of Flagship Arizona and Nuveen Arizona.


(3) Includes the impact of $82,504 due to the effect of the exchange ratios on the value of new shares issued in excess of the value of shares liquidated and the effect of assigning a par value equal to .01 per share for each New Arizona share issued in exchange for each Flagship Arizona share.

(4) Assumes Nuveen Arizona distributes all of its undistributed net investment income to shareholders.


(5) Assumes Flagship Arizona distributes all of its net realized gains from investment transactions to shareholders and Nuveen Arizona carries forward its net realized losses from investment transactions to New Arizona, as permitted under applicable tax regulations.



---------------------------------------------------------------------------------------------------------------------
                                                         FLAGSHIP        NUVEEN           NEW              NEW
                                                         FLORIDA         FLORIDA        FLORIDA          FLORIDA
                                                         (ACTUAL)       (ACTUAL)      (PRO FORMA)    (AS ADJUSTED)(1)
                                                       ------------    -----------    -----------    ----------------
NEW FLORIDA
  Common shares, $.01 par value per share              $         --    $    59,819      $    33        $    380,449 (2)
  Paid-in surplus                                       308,648,791     59,879,819       33,327         368,241,340 (3)
  Balance of undistributed net investment income                 --         10,128           --                  -- (4)
  Accumulated net realized gain (loss) from
    investment
    transactions                                         (1,318,032)      (318,841)          --          (1,636,873)(5)
  Net unrealized appreciation of investments             12,300,285      1,163,492           --          13,463,777
                                                       -------------   ------------         ---       -------------
      Net assets                                       $319,631,044    $60,794,417      $33,360        $380,448,693
                                                       =============   ============         ===       =============



(1) The adjusted balances are presented as if the Reorganization was effective as of May 31, 1996 for information purposes only. The actual Effective Time of the Reorganization is expected to be January 31, 1997 at which time the results would be reflective of the actual composition of shareholders' equity at that date.



(2) Assumes the issuance of 31,845,644 and 757,595 class A shares, 117,460 and 19,246 class C shares and 5,301,589 class R shares of New Florida in exchange for the net assets of class A, C and R of Flagship Florida and Nuveen Florida, respectively. These numbers are based on the net assets of each class of Flagship Florida and Nuveen Florida, and the net asset values of each respective class of New Florida, as of May 31, 1996, after adjustment for the distributions referred to in (4) below. The issuance of such number of New Florida shares would result in the distribution of 1.0389326 and 1.0152648 class A shares,
1.0391472 and 1.0113344 class C shares and 1.0162795 class R shares for each share of each respective class of Flagship Florida and Nuveen Florida, respectively, upon liquidation of each respective class of Flagship Florida and Nuveen Florida.


(3) Includes the impact of $320,596 due to the effect of the exchange ratios on the value of new shares issued in excess of the value of shares liquidated and the effect of assigning a par value equal to .01 per share for each New Florida share issued in exchange for each Flagship Florida share.

(4) Assumes Nuveen Florida distributes all of its undistributed net investment income to shareholders.


(5) Assumes Flagship Florida and Nuveen Florida carry forward their net realized losses from investment transactions to New Florida, as permitted under applicable tax regulations.

---------------------------------------------------------------------------------------------------------------------
                                                       FLAGSHIP         NUVEEN           NEW               NEW
                                                     PENNSYLVANIA    PENNSYLVANIA    PENNSYLVANIA      PENNSYLVANIA
                                                       (ACTUAL)        (ACTUAL)      (PRO FORMA)     (AS ADJUSTED)(1)
                                                     ------------    ------------    ------------    ----------------
NEW PENNSYLVANIA
  Common shares, $.01 par value per share            $        --     $    61,557       $     33        $    111,574(2)
  Paid-in surplus                                     47,936,238      62,062,278         33,327         110,048,499(3)
  Balance of undistributed net investment income              --          36,663             --                  --(4)
  Accumulated net realized gain (loss) from
    investment transactions                             (102,860)       (543,477)            --            (646,337)(5)
  Net unrealized appreciation or depreciation of
    investments                                        1,000,252       1,059,722             --           2,059,974
                                                     -----------     -----------        -------        ------------
      Net assets                                     $48,833,630     $62,676,743       $ 33,360        $111,573,710
                                                     ===========     ===========        =======        ============



(1) The adjusted balances are presented as if the Reorganization was effective as of May 31, 1996 for information purposes only. The actual Effective Time of the Reorganization is expected to be January 31, 1997 at which time the results would be reflective of the actual composition of shareholders' equity at that date.



(2) Assumes the issuance of 4,439,204 and 693,742 class A shares, 444,159 and 105,270 class C shares and 5,464,996 class R shares of New Pennsylvania in exchange for the net assets of class A, C and R of Flagship Pennsylvania and Nuveen Pennsylvania, respectively. These numbers are based on the net assets of each class of Flagship Pennsylvania and Nuveen Pennsylvania, and the net asset values of each respective class of New Pennsylvania, as of May 31, 1996, after adjustment for the distributions referred to in (4) below. The issuance of such number of New Pennsylvania shares would result in the distribution of .9995335 and 1.0200372 class A shares, .9991940 and 1.0085467 class C shares and
1.0174526 class R shares for each share of each respective class of Flagship Pennsylvania and Nuveen Pennsylvania, respectively, upon liquidation of each respective class of Flagship Pennsylvania and Nuveen Pennsylvania.



(3) Includes the impact of $49,917 due to the effect of the exchange ratios on the value of new shares issued in excess of the value of shares liquidated and the effect of assigning a par value equal to .01 per share for each New Pennsylvania share issued in exchange for each Flagship Pennsylvania share.



(4) Assumes Nuveen Pennsylvania distributes all of its undistributed net investment income to shareholders.



(5) Assumes Flagship Pennsylvania and Nuveen Pennsylvania carry forward their net realized losses from investment transactions to New Pennsylvania, as permitted under applicable tax regulations.
---------------------------------------------------------------------------------------------------------------------
                                                         FLAGSHIP        NUVEEN           NEW              NEW
                                                         VIRGINIA       VIRGINIA       VIRGINIA          VIRGINIA
                                                         (ACTUAL)       (ACTUAL)      (PRO FORMA)    (AS ADJUSTED)(1)
                                                       ------------    -----------    -----------    ----------------
NEW VIRGINIA
  Common shares, $.01 par value per share              $         --    $    63,461      $    33        $    193,416(2)
  Paid-in surplus                                       126,593,242     63,007,742       33,327         189,504,389(3)
  Balance of undistributed net investment income                 --         23,985           --                  --(4)
  Accumulated net realized gain (loss) from
    investment transactions                              (1,051,577)       (89,289)          --          (1,140,866)(5)
  Net unrealized appreciation of investments              3,113,668      1,745,764           --           4,859,432
                                                       ------------    -----------      -------        ------------
      Net assets                                       $128,655,333    $64,751,663      $33,360        $193,416,371
                                                       ============    ===========      =======        ============



(1) The adjusted balances are presented as if the Reorganization was effective as of May 31, 1996 for information purposes only. The actual Effective Time of the Reorganization is expected to be January 31, 1997, 1996 at which time the results would be reflective of the actual composition of shareholders' equity at that date.



(2) Assumes the issuance of 11,767,721 and 723,156 class A shares, 1,097,812 and 88,830 class C shares and 5,660,782 class R shares of New Virginia in exchange for the net assets of class A, C and R of Flagship Virginia and Nuveen Virginia, respectively. These numbers are based on the net assets of each class of Flagship Virginia and Nuveen Virginia, and the net asset values of each respective class of New Virginia, as of May 31, 1996, after adjustment for the distributions referred to in (4) below. The issuance of such number of New Virginia shares would result in the distribution of 1.0395161 and 1.0202061 class A shares, 1.0389710 and 1.0173542 class C shares and 1.0199618 class R shares for each share of each respective class of Flagship Virginia and Nuveen Virginia, respectively, upon liquidation of each respective class of Flagship Virginia and Nuveen Virginia.



(3) Includes the impact of $129,922 due to the effect of the exchange ratios on the value of new shares issued in excess of the value of shares liquidated and the effect of assigning a par value equal to .01 per share for each New Virginia share issued in exchange for each Flagship Virginia share.


(4) Assumes Nuveen Virginia distributes all of its undistributed net investment income to shareholders.


(5) Assumes Flagship Virginia and Nuveen Virginia carry forward their net realized losses from investment transactions to New Virginia, as permitted under applicable tax regulations.

COMPARATIVE PERFORMANCE INFORMATION

Comparative investment performance for the Funds for certain periods ended May 31, 1996 are shown below:


----------------------------------------------------------------------------------------------------------------------
                                                   AVERAGE ANNUAL TOTAL RETURN
                             -----------------------------------------------------------------------         INCEPTION
                                                                                             LIFE OF          DATE OF
                             1 YEAR         3 YEARS         5 YEARS         10 YEARS          FUND             CLASS
----------------------------------------------------------------------------------------------------------------------
ARIZONA
  Class A(1)
    Nuveen                    3.30%         N/A             N/A             N/A               6.85%            9/6/94
    Flagship                  4.21%          5.33%           7.87%          N/A               7.66%          10/29/86
  Class C
    Nuveen                    2.60%         N/A             N/A             N/A               6.34%            9/9/94
    Flagship                  3.75%         N/A             N/A             N/A               3.18%            2/7/94
  Class R
    Nuveen                    3.60%          5.06%          N/A             N/A               7.21%          12/13/91
    Flagship                 N/A            N/A             N/A             N/A              N/A                  N/A
FLORIDA
  Class A(1)
    Nuveen                    3.11%         N/A             N/A             N/A               6.67%            9/6/94
    Flagship                  3.14%          4.49%           7.22%          N/A               7.63%           6/15/90
  Class C
    Nuveen                    2.14%         N/A             N/A             N/A               6.79%           9/16/94
    Flagship                 N/A            N/A             N/A             N/A                .93%           9/14/95
  Class R
    Nuveen                    3.34%          4.85%          N/A             N/A               6.75%          12/13/91
    Flagship                 N/A            N/A             N/A             N/A              N/A                  N/A
PENNSYLVANIA
  Class A(1)
    Nuveen                    3.70%         N/A             N/A             N/A               6.93%            9/6/94
    Flagship                  3.83%          4.78%           7.10%          N/A               7.05%          10/29/86
  Class C
    Nuveen                    2.92%         N/A             N/A             N/A               5.62%            9/6/94
    Flagship                  3.16%         N/A             N/A             N/A               2.47%            2/2/94
  Class R
    Nuveen                    3.95%          4.89%          N/A             N/A               6.96%          12/13/91
    Flagship                 N/A            N/A             N/A             N/A              N/A                  N/A
VIRGINIA
  Class A(1)
    Nuveen                    4.07%         N/A             N/A             N/A               6.83%            9/6/94
    Flagship                  4.03%          4.86%           7.22%            7.87%           7.45%           3/27/86
  Class C
    Nuveen                    3.31%         N/A             N/A             N/A               6.26%            9/8/94
    Flagship                  3.37%         N/A             N/A             N/A               2.67%           10/4/93
  Class R
    Nuveen                    4.32%          5.07%          N/A             N/A               7.09%          12/13/91
    Flagship                 N/A            N/A             N/A             N/A              N/A                  N/A
----------------------------------------------------------------------------------------------------------------------



(1) Total return calculations based on net asset value which does not reflect the effect of the applicable front-end sales charge. The total returns based on net asset value for the funds including the applicable sales charge are as follows; one year and life of fund for Nuveen Arizona (1.35)% and 4.05%, respectively; one year, three years, five years and life of fund for Flagship Arizona (.16)%, 3.84%, 6.95% and 7.18%, respectively; one year and life of fund for Nuveen Florida (1.53)% and 3.87%, respectively; one year, three years, five years and life of fund for Flagship Florida (1.19)%, 3.00%, 6.30% and 6.86%, respectively; one year and life of fund for Nuveen Pennsylvania (.97)% and 4.13%, respectively; one year, three years, five years and life of fund for Flagship Pennsylvania (.53)%, 3.30%, 6.18% and 6.57%, respectively; one year and life of fund for Nuveen Virginia (.61)% and 4.03%, respectively; one year, three years, five years, ten years and life of fund for Flagship Virginia (.34)%, 3.37%, 6.31%, 7.40% and 7.00%, respectively.


Average Annual Total Return is the combination of reinvested dividend income, reinvested capital gains distributions, if any, and changes in net asset value per share. Inception dates, for Life of Fund numbers, are shown in brackets. Past performance information is not necessarily indicative of future results.

LEGAL OPINIONS


Certain legal matters in connection with the shares of the New Funds to be issued pursuant to the Reorganizations will be passed upon by Vedder, Price, Kaufman & Kammholz, Chicago, Illinois. Vedder, Price, Kaufman & Kammholz will rely as to certain matters of Massachusetts law on the opinion of Bingham, Dana & Gould LLP, Boston, Massachusetts. Certain legal matters with respect to the Flagship Funds will be passed upon by Skadden, Arps, Slate, Meagher & Flom.

EXPERTS

The financial highlights of the Nuveen Funds appearing in the Nuveen Funds' prospectus, and the financial statements of the Nuveen Funds appearing in the Statement of Additional Information, have been audited by Arthur Andersen LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. Arthur Andersen LLP audits and reports on the Nuveen Funds' annual financial statements, reviews certain regulatory reports and the Nuveen Funds' Federal income tax returns, and performs other professional accounting, auditing, tax and advisory services when engaged to do so by the Nuveen Funds.

The Statement of Net Assets of the New Funds appearing in the Statement of Additional Information and the financial highlights of the Flagship Funds appearing in the Flagship Funds' prospectus, and the financial statements of the Flagship Funds appearing in the Statement of Additional Information, have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. Deloitte & Touche LLP audits and reports on the New and the Flagship Funds' annual financial statements, reviews certain regulatory reports and the New and the Flagship Funds' Federal income tax returns, and performs other professional accounting, auditing, tax and advisory services when engaged to do so by the New and the Flagship Funds.

SHAREHOLDER PROPOSALS


The Acquired Funds are not required to hold annual shareholder meetings, but each will hold special meetings as required or deemed desirable. Since the Acquired Funds do not hold regular meetings of shareholders, the anticipated date of the next special shareholders meeting cannot be provided. Any shareholder proposal that may properly be included in the proxy solicitation material for a special shareholder meeting must be received by the applicable Acquired Fund no later than four months prior to the date when proxy statements are mailed to shareholders.


GENERAL

Management of the Acquired Funds does not intend to present and does not have reason to believe that others will present any items of business at the meetings, except as described in this Joint Proxy Statement--Prospectus. However, if other matters are properly presented at the meetings for a vote, the proxies will be voted upon such matters in accordance with the judgment of the persons acting under the proxies.

IF YOU CANNOT BE PRESENT IN PERSON, YOU ARE REQUESTED TO FILL IN, SIGN AND RETURN THE ENCLOSED PROXY PROMPTLY. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.

James J. Wesolowski

Secretary

Nuveen Multistate Tax-Free Trust


Michael D. Kalbfleisch

Secretary
Flagship Tax-Exempt Funds Trust

ANNEX A

ADDITIONAL INFORMATION ABOUT THE NEW FUNDS

INVESTMENT OBJECTIVES AND POLICIES

The investment objective of each Fund is to provide as high a level of current interest income exempt from both regular federal income tax and the applicable state personal income tax (or intangibles tax) as is consistent, in the view of the Fund's management, with preservation of capital. In Florida, which presently has no state personal income tax, Florida Fund shares are exempt from the Florida intangible personal property tax. The investment objective is a fundamental policy of each Fund and may not be changed without the approval of the holders of a majority of the shares of that Fund. There can be no assurance that the investment objective of any Fund will be achieved.


VALUE INVESTING. Nuveen Advisory believes that in any market environment there are quality Municipal Obligations whose current price, yield, credit quality and future prospects make them seem underpriced or exceptionally attractive when compared with other Municipal Obligations in the market. In selecting investments for the Funds, Nuveen Advisory will attempt to identify and purchase those undervalued or underrated Municipal Obligations of investment grade quality that offer the best values among Municipal Obligations of similar credit quality. By selecting these Municipal Obligations, each Fund will seek to provide attractive current tax-free income and to protect the Fund's net asset value in both rising and declining markets. In this way, regardless of the direction the market may move, value investing, if successful, will better position each Fund to achieve its investment objective of as high a level of current interest income exempt from both regular federal income tax and the applicable state personal income tax as is consistent, in the view of the Fund's management, with preservation of capital. Any net capital appreciation realized by a Fund will generally result in the distribution of taxable capital gains to Fund shareholders. See "Distributions and Taxes."



THE IMPORTANCE OF THOROUGH RESEARCH. Successful value investing depends on identifying and purchasing undervalued or underrated securities before the rest of the marketplace finds them. Nuveen Advisory believes the municipal market provides these opportunities, in part because of the relatively large number of issuers of tax-exempt securities and the relatively small number of full-time, professional municipal market analysts. For example, there are currently about 7,500 common stocks that are followed by about 23,000 analysts. By contrast, there are about 60,000 entities that issue tax-exempt securities and less than 1,000 professional municipal market analysts.


Nuveen and Nuveen Advisory believe that together they employ the largest number of research analysts in the investment banking industry devoted exclusively to the review and surveillance of tax-exempt securities. Their team of more than 40 individuals has over 350 years of combined municipal market experience. Nuveen and Nuveen Advisory have access to information on approximately 60,000 municipal issuers, and review annually more than $100 billion of tax-exempt securities sold in new issue and secondary markets.

WHICH MUNICIPAL OBLIGATIONS ARE SELECTED AS INVESTMENTS? Each Fund will invest primarily in Municipal Obligations issued within its respective state so that the interest income on the Municipal Obligations will be exempt from both regular federal and applicable state personal income taxes (or intangibles taxes). Because of the different credit characteristics of governmental authorities in each of the states and because of differing supply and demand factors for each state's Municipal Obligations, there may be differences in the yields on each Fund's classes of shares and in the degree of market and financial risk to which each Fund is subject.

Each Fund's investment assets will consist of:

- Municipal Obligations rated investment grade at the time of purchase (Baa or better by Moody's Investors Service, Inc. ("Moody's") or BBB or better by Standard and Poor's Corporation ("S&P") or Fitch Investors Service, Inc. ("Fitch"));


- unrated Municipal Obligations of investment grade quality in the opinion of Nuveen Advisory, with no fixed percentage limitations on these unrated Municipal Obligations; and


- temporary investments within the limitations and for the purposes described below.

Municipal Obligations rated Baa are considered by Moody's to be medium grade obligations which lack outstanding investment characteristics and in fact have speculative characteristics as well, Municipal Obligations rated BBB are regarded by S&P as having an adequate capacity to pay principal and interest and Municipal Obligations rated BBB are regarded by Fitch to be investment grade and of satisfactory credit quality with an adequate capacity to pay principal and interest. Each Fund may invest in Municipal Obligations that pay interest subject to the federal alternative minimum tax ("AMT Bonds").


Under ordinary circumstances, each Fund will invest substantially all (at least 80%) of its net assets in its respective state's Municipal Obligations, and not more than 20% of its net assets in "temporary investments," described below, provided that temporary investments subject to regular federal income tax may not comprise more than 20% of each Fund's net assets. For defensive purposes, however, in order to limit the exposure of its portfolio to market risk from temporary imbalances of supply and demand or other temporary circumstances affecting the municipal market, each Fund may invest without limit in temporary investments. A Fund will not be in a position to achieve its investment objective of tax-exempt income to the extent it invests in taxable temporary investments.

The foregoing investment policies are fundamental policies of each Fund and may not be changed without the approval of the holders of a majority of the shares of that Fund.


The Funds intend to emphasize investments in Municipal Obligations with long-term maturities in order to maintain an average portfolio maturity of 15-30 years, but the average maturity may be shortened from time to time depending on market conditions in order to help limit each Fund's exposure to market risk. As a result, each Fund's portfolio at any given time may include both long-term and intermediate-term Municipal Obligations.



NON-DIVERSIFIED. The Virginia and Pennsylvania Funds are "non-diversified" under the 1940 Act. Being non-diversified, the Virginia and Pennsylvania Funds will be able to invest more than 5% of their total assets in the obligations of a single issuer, subject to the diversification requirements of Subchapter M of the Code. This allows the Virginia and Pennsylvania Funds, as to 50% of their total assets, to invest more than 5%, but not have more than 25%, in the securities of a single issuer. Since the Virginia and Pennsylvania Funds may invest a relatively high percentage of its assets in the obligations of a limited number of issuers, the Funds may be more susceptible to any single economic, political or regulatory occurrence than a diversified Fund.


The Arizona and Florida Funds are "diversified" under the 1940 Act. As diversified funds, the Arizona and Florida Funds each may not invest more than 5% of its total assets in securities of any one issuer, except that this limitation does not apply to securities of the U.S. government, its agencies and instrumentalities or to the investment of 25% of the Fund's assets.

MUNICIPAL OBLIGATIONS. Municipal Obligations, as the term is used in this Prospectus, are federally tax-exempt debt obligations issued by states, cities and local authorities and by certain U.S. possessions or territories to obtain funds for various public purposes, such as the construction of public facilities, the payment of general operating expenses and the refunding of outstanding debts. They may also be issued to obtain funding for various private activities, including loans to finance the construction of housing, educational and medical facilities or privately owned industrial development and pollution control project.

The two principal classifications of Municipal Obligations are general obligation and revenue bonds. GENERAL OBLIGATION bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. REVENUE bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source. Industrial development and pollution control bonds are in most cases revenue bonds and do not generally constitute the pledge of the credit or taxing power of the issuer of these bonds.

Municipal Obligations may also include participation in lease obligations or installment purchase contract obligations (collectively, "lease obligations") of municipal authorities or entities. Certain "non-appropriation" lease obligations may present special risks because the municipality's obligation to make future lease or installment payments depends on money being appropriated each year for this purpose. If an issuer stopped making payment on a lease obligation held by a Fund, the lease obligation would lose some or all of its value. The Funds seeks to mitigate that risk by investing only in non-appropriation leases where Nuveen Advisory has determined that the issuer has a strong incentive to continue making appropriations and timely payment until the security's maturity. Some lease obligations may be illiquid under certain circumstances. See the Statement of Additional Information for further information about lease obligations and illiquid securities.

The yields on Municipal Obligations depend on a variety of factors, including the condition of financial markets in general and the municipal market in particular, as well as the size of a particular offering, the maturity of the obligation and the rating of the issue. Certain Municipal Obligations may pay variable or floating rates of interest based upon certain market rates or indexes such as a bank prime rate or a tax-exempt money market index. The ratings of Moody's, S&P and Fitch represent their opinions as to the quality of the Municipal Obligations that they undertake to rate. It should be emphasized, however, that ratings are general and are not absolute standards of quality. Consequently, Municipal Obligations with the same maturity, coupon and rating may have different yields, while those having the same maturity and coupon with different ratings may have the same yield. The market value of Municipal Obligations will vary with changes in prevailing interest rate levels and as a result of changing evaluations of the ability of their issuers to meet interest and principal payments. Similarly, the market value and net asset value of shares of the Funds will change in response to interest rate changes; they will tend to decrease when interest rates rise and increase when interest rates fall.

TEMPORARY INVESTMENTS. As described above, each Fund under ordinary circumstances may invest up to 20% of its net assets in "temporary investment," but may invest without limit in temporary investments during temporary defensive periods. Each fund will seek to make temporary investments in short-term securities the interest on which is exempt from regular federal income tax, but may be subject to state income tax in the Fund's respective state. If suitable federally tax-exempt temporary investments are not available at reasonable prices and yields, a Fund may make temporary investments in taxable securities whose interest is subject to both state and federal income tax. A Fund will invest only in those taxable temporary investments that are either U.S. Government securities or are rated within the two highest grades by Moody's, S&P or Fitch, and mature within one year from the date of purchase or carry a variable or floating rate of interest. See the Statement of Additional Information for further information about the temporary investments in which the Funds may invest.


Because each Fund will concentrate its investments in Municipal Obligations issued within a single state, a Fund may be affected by political, economic or regulatory factors that may impair the ability of issuers in that state to pay interest on or to repay the principal of their debt obligations. These special factors are briefly described for each Fund's respective state in this Joint Proxy Statement--Prospectus. See the Statement of Additional Information for further information about these factors.


PORTFOLIO TRADING AND TURNOVER. Each Fund will make changes in its investment portfolio from time to time in order to take advantage of opportunities in the municipal market and to limit exposure to market risk. A Fund may engage to a limited extent in short-term trading consistent with its investment objective. Changes in a Fund's investments are known as "portfolio turnover." Actual portfolio turnover rates are impossible to predict, and although they are not expected to generally exceed 75%, they may exceed 75% in particular years depending upon market conditions.


WHEN-ISSUED OR DELAYED DELIVERY TRANSACTIONS. A Fund may purchase and sell Municipal Obligations on a when-issued or delayed delivery basis, which calls for the Fund to make payment or take delivery at a future date, normally 15-45 days after the trade date. The commitment to purchase securities on a when-issued or delayed delivery basis may involve an element of risk because the value of the securities is subject to market fluctuation, no interest accrues to the purchaser prior to settlement of the transaction, and at the time of delivery the market value may be less than cost. A Fund commonly engages in when-issued transactions in order to purchase or sell newly issued Municipal Obligations, and may engage in delayed delivery transactions in order to manage its operations more effectively. See the Statement of Additional Information for further information about when-issued and delayed delivery transactions.

FINANCIAL FUTURES AND OPTIONS TRANSACTIONS. Although the Funds have no present intent to do so, each Fund reserves the right to engage in certain hedging transactions involving the use of financial futures contracts, options on financial futures or options based on either an index of long-term tax-exempt securities or on debt securities whose prices, in the opinion of Nuveen Advisory, correlate with the prices of the Fund's investments. These hedging transactions are designed to limit the risk of fluctuations in the prices of a Fund's investments. See the Statement of Additional Information for further information on futures and options and associated risks.

OTHER INVESTMENT POLICIES AND RESTRICTIONS. Each of the Funds has adopted certain fundamental policies intended to limit the risk of its investment portfolio. In accordance with these policies, each Fund may not:


- invest more than 25% of its total assets in securities of issuers in any one industry, provided, however, that such imitations shall not be applicable to Municipal Obligations issued by governments or political subdivisions of governments, and obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities; or



- borrow money, except from banks for temporary or emergency purposes and then only in an amount not exceeding (a) 10% of the value of its total assets at the time of borrowing or (b) one-third of the value of its total assets, including the amount borrowed, in order to meet redemption requests which might otherwise require the untimely disposition of securities.



In addition, the Arizona Fund and the Florida Fund, each may not:


- invest more than 5% of its total assets in securities of any one issuer, except that this limitation shall not apply to securities of the U.S. Government, its agencies and instrumentalities, or to the investment of 25% of the Fund's assets.

In applying these policies, the "issuer" of a security is deemed to be the entity whose assets and revenues are committed to the payment of principal and interest on that security, provided that the guarantee of an instrument will generally be considered a separate security.

In addition, each of the Funds may not, as a non-fundamental policy:

- invest more than 15% of its assets in illiquid securities (including repurchase agreements maturing in more than seven days).

Except as specifically noted above or in the Statement of Additional Information, each Fund's investment policies are not fundamental and may be changed without shareholder approval. For a more complete description of investment restrictions that may be changed without a shareholder vote, see the Statement of Additional Information.

FLEXIBLE PRICING PROGRAM


Each Fund has adopted a Flexible Pricing Program that offers you four alternative ways to purchase Fund shares (Classes A, B, C and R), each with a different combination of sales charges, ongoing fees, eligibility requirements, and other features. The Program is designed to permit you and your financial adviser to choose the method of purchasing shares that you believe is most beneficial given the amount of your purchase and current investment, the length of time you expect to hold your investment, and other relevant circumstances. A summary of the four alternatives is set forth below:


----------------------------------------------------------------------------------------------------------------------
                                             CONTINGENT DEFERRED
                     UP-FRONT SALES             SALES CHARGE                         ANNUAL 12B-1         ANNUAL 12B-1
                         CHARGE                    "CDSC"                         DISTRIBUTION FEE         SERVICE FEE
----------------------------------------------------------------------------------------------------------------------
Class A            4.20% maximum(1)         None(1)                                          None                 .20%
Class B            None                     Maximum 5%, declining to 0%                   .75%(2)                 .20%
                                            after six years
Class C            None                     1% if shares redeemed within                     .55%                 .20%
                                            12 months of purchase
Class R            None                     None                                             None                 None
----------------------------------------------------------------------------------------------------------------------

(1) Initial sales charge waived or reduced for certain purchases. Class A purchases at net asset value of $1 million or more may be subject to a 1% CDSC if redeemed within 18 months of purchase.

(2) Class B Shares convert to Class A Shares after eight years.

For more information regarding features of each class, see "How to Buy Fund Shares," "How to Redeem Fund Shares" and "Distribution and Service Plan" below.


When you purchase Class A Shares, you will normally pay an up-front sales charge. As a result, you will have less money invested initially and you will own fewer Class A Shares than you would in the absence of an up-front sales charge. Alternatively, when you purchase Class B or Class C Shares, you will not pay an up-front sales charge and all of your monies will be fully invested at the time of purchase. However, Class B and Class C Shares are subject to an annual distribution fee, as reflected in the preceding table. In addition, Class B Shares are subject to a maximum 5% CDSC, which declines over time, if the shares are redeemed within the first six years after purchase, and Class C Shares are subject to a CDSC of 1% if redeemed within 12 months of purchase. Class B Shares automatically convert to Class A Shares eight years after purchase, which results in a reduction in the annual expenses borne by the shareholder. Because Class C Shares purchased after the effective date of the Reorganization do not convert to Class A Shares and continue to pay the annual distribution fee, Class C Shares would normally not be the optimal class for an investor who expects to hold shares for significantly longer than eight years. Class A, Class B and Class C Shares are subject to annual service fees, which are identical in amount and are used to compensate Authorized Dealers for providing you with ongoing account services. You may qualify for a reduced sales charge or a sales charge waiver on a purchase of Class A Shares, as described below under "How the Sales Charge on Class A Shares May Be Reduced or Waived." Under certain limited circumstances, Class R Shares are available for purchase at a price equal to their net asset value.


In deciding whether to purchase Class A, Class B, Class C or Class R Shares, you should consider all relevant factors, including the dollar amount of your purchase, the length of time you expect to hold the shares and whether a CDSC would apply, the amount of any applicable up-front sales charge, the amount of any applicable distribution or service fee that may be incurred while you own the shares, whether or not you will be reinvesting income or capital gain distributions in additional shares, whether or not you meet applicable eligibility requirements or qualify for a sales charge waiver or reduction, and the relative level of services that your financial adviser may provide to different classes. Authorized Dealers and other persons distributing the Fund's shares may receive different compensation for selling different classes of shares.

Differences Between the Classes of Shares. Each class of shares represents an interest in the same portfolio of investments. Each class of shares is identical in all respects except that each class has its own sales charge structure, each class bears its own class expenses, including distribution and service expenses, and each class has exclusive voting rights with respect to any distribution or service plan applicable to its shares. In addition, the Class B Shares are subject to a conversion feature. As a result of the differences in the expenses borne by each class of shares, and differences in the purchase and redemption activity for each class, net income per share, dividends per share and net asset value per share will vary among the Fund's classes of shares.

Dealer Incentives. Upon notice to all Authorized Dealers, Nuveen may reallow to Authorized Dealers electing to participate up to the full applicable Class A Share sales charge during periods and for transactions specified in the notice. In those situations where there is no retained underwriting commission, i.e., on the sale of Class B or Class C Shares, Nuveen will periodically pay for similar activities at its own expense. The staff of the Securities and Exchange Commission takes the position that dealers who receive 90% or more of the applicable sales charge may be deemed underwriters under the Securities Act of 1933, as amended.

Nuveen may also periodically undertake sales promotion programs with broker-dealers with whom they have Distribution Agreements, in which they will grant a partial or full reallowance of its retained underwriting commission for fund sales as permitted by applicable rules. In addition, Nuveen will support those firms' efforts in sales training seminars, management meetings, and broker roundtables where it has the opportunity to present Nuveen's products and services. Nuveen may also provide recognition for outstanding sales achievements during a year through membership in its recognition clubs which includes a membership plaque and a recognition memento. In addition, Nuveen provides recognition through the awarding of imprinted nominal promotional items; client leads; as well as "thank you" dinners and entertainment. Its agents also typically provide food for office meetings. Under appropriate terms it will share with broker-dealers a portion of the cost of prospecting seminars and shareholder gatherings. In those situations where there is no retained underwriting commission, i.e., on the sale of Class B, Class C Shares, or Class R Shares, Nuveen will periodically pay for similar activities at their own expense.

HOW TO BUY FUND SHARES

You may purchase Class A Shares at a public offering price equal to the applicable net asset value per share plus an up-front sales charge imposed at the time of purchase as set forth below. You may qualify for a reduced sales charge, or the sales charge may be waived in its entirety, as described below under "How the Sales Charge on Class A Shares May Be Reduced or Waived." Class A Shares are also subject to an annual service fee. See "Flexible Pricing Program" and "Distribution and Service Plan."

The up-front sales charges for Class A Shares are as follows:


-------------------------------------------------------------------------------------------------------------------
                                                         SALES CHARGE AS       SALES CHARGE AS          REALLOWANCE
                                                             % OF PUBLIC              % OF NET          % OF PUBLIC
AMOUNT OF PURCHASE                                        OFFERING PRICE       AMOUNT INVESTED       OFFERING PRICE
-------------------------------------------------------------------------------------------------------------------
Less than $50,000                                             4.20%                      4.38%            3.70%
$50,000 but less than $100,000                                4.00%                      4.18%            3.50%
$100,000 but less than $250,000                               3.50%                      3.63%            3.00%
$250,000 but less than $500,000                               2.50%                      2.56%            2.00%
$500,000 but less than $1,000,000                             2.00%                      2.04%            1.50%
$1,000,000 and above                                          0.00%*                     0.00%               **
-------------------------------------------------------------------------------------------------------------------


* NAV trades subject to a 1.00% CDSC for shares redeemed within 18 months of purchase.

** Commission may be payable by Nuveen as follows: Nuveen pays Authorized Dealers of record on such Class A purchases a commission in an amount equal to the sum of 1% of the first $2.5 million, plus .50% of the next $2.5 million, plus .25% of purchases over $5 million.

The Fund receives the entire net asset value of all Class A Shares that are sold. Nuveen retains the full applicable sales charge from which it pays the uniform reallowances shown above to Authorized Dealers. See "Flexible Sales Charge Program--Dealer Incentives" above for more information about reallowances and other compensation to Authorized Dealers.

Certain commercial banks may make Class A Shares of the Fund available to their customers on an agency basis. Pursuant to the agreements between Nuveen and these banks, some or all of the sales charge paid by a bank customer in connection with a purchase of Class A Shares may be retained by or paid to the bank. Certain banks and other financial institutions may be required to register as securities dealers in certain states.

HOW THE UP-FRONT SALES CHARGE ON CLASS A SHARES MAY BE REDUCED OR WAIVED

There are several ways to reduce or eliminate the up-front sales charge:


- rights of accumulation;


- letter of intent;

- purchases with monies representing distributions from Nuveen-sponsored UITs;

- broker-dealer sponsored mutual fund purchase programs;

- group purchase programs;

- reinvestment of redemption proceeds from non-affiliated funds; and

- special sales charge waivers for certain categories of investors.


Rights of Accumulation. You may qualify for a reduced sales charge as shown above on a purchase of Class A Shares if the amount of your purchase, when added to the value that day of all of your prior purchases of shares of the Fund or of another Nuveen Mutual Fund, or units of a Nuveen UIT, on which an up-front sales charge or ongoing distribution fee is imposed, falls within the amounts stated in the table. You or your financial adviser must notify Nuveen or Boston Financial of any cumulative discount whenever you plan to purchase Class A Shares of the Fund that you wish to qualify for a reduced sales charge.

Letter of Intent. You may qualify for a reduced sales charge on a purchase of Class A Shares if you plan to purchase Class A Shares of Nuveen Mutual Funds over the next 13 months and the total amount of your purchases would, if purchased at one time, qualify you for one of the reduced sales charges shown above. In order to take advantage of this option, you must complete the applicable section of the Application Form or sign and deliver either to an Authorized Dealer or to Boston Financial a written Letter of Intent in a form acceptable to Nuveen. A Letter of Intent states that you intend, but are not obligated, over the next 13 months to purchase a stated total amount of Class A Shares that would qualify you for a reduced sales charge shown above. You may count shares of a Nuveen Mutual Fund that you already own on which you paid an up-front sales charge or an ongoing distribution fee and any Class B and Class C Shares of a Nuveen Mutual Fund that you purchase over the next 13 months towards completion of your investment program, but you will receive a reduced sales charge only on new Class A Shares you purchase with a sales charge over the 13 months. You cannot count towards completion of your investment program Class A Shares that you purchase without a sales charge through investment of distributions from a Nuveen Mutual Fund or a Nuveen UIT, or otherwise.

By establishing a Letter of Intent, you agree that your first purchase of Class A Shares following execution of the Letter of Intent will be at least 5% of the total amount of your intended purchases. You further agree that shares representing 5% of the total amount of your intended purchases will be held in escrow pending completion of these purchases. All dividends and capital gains distributions on Class A Shares held in escrow will be credited to your account. If total purchases, less redemptions, prior to the expiration of the 13 month period equal or exceed the amount specified in your Letter of Intent, the Class A Shares held in escrow will be transferred to your account. If the total purchases, less redemptions, exceed the amount specified in your Letter of Intent and thereby qualify for a lower sales charge than the sales charge specified in your Letter of Intent, you will receive this lower sales charge retroactively, and the difference between it and the higher sales charge paid will be used to purchase additional Class A Shares on your behalf. If the total purchases, less redemptions, are less than the amount specified, you must pay Nuveen an amount equal to the difference between the amounts paid for these purchases and the amounts that would have been paid if the higher sales charge had been applied. If you do not pay the additional amount within 20 days after written request by Nuveen or your financial adviser, Nuveen will redeem an appropriate number of your escrowed Class A Shares to meet the required payment. By establishing a Letter of Intent, you irrevocably appoint Nuveen as attorney to give instructions to redeem any or all of your escrowed shares, with full power of substitution in the premises.

You or your financial adviser must notify Nuveen or Boston Financial whenever you make a purchase of Fund shares that you wish to be covered under the Letter of Intent option.

Reinvestment of Nuveen Unit Trust Distributions. You may purchase Class A Shares without an up-front sales charge by reinvestment of distributions from any of the various unit investment trusts sponsored by Nuveen. There is no initial or subsequent minimum investment requirement for such reinvestment purchases.


Group Purchase Programs. If you are a member of a qualified group, you may purchase Class A Shares of the Fund or of another Nuveen Mutual Fund at the reduced sales charge applicable to the group's purchases taken as a whole. A "qualified group" is one which has previously been in existence, has a purpose other than investment, has 10 or more participating members, has agreed to comply with certain administrative requirements relating to its group purchases.


Under any group purchase program, the minimum monthly investment in Class A Shares of any particular fund or portfolio by each participant is $50, and the minimum monthly investment in Class A Shares of any particular fund or portfolio for all participants in the program combined is $3,000. No certificates will be issued for any participant's account. All dividends and other distributions by the Fund will be reinvested in additional Class A Shares of the Fund. No participant may utilize a systematic withdrawal program.

To establish a group purchase program, both the group itself and each participant must fill out special application materials. See the Statement of Additional Information for more complete information about "qualified groups" and group purchase programs.


Reinvestment of Redemption Proceeds from Unrelated Funds. You may also purchase Class A Shares at net asset value without a sales charge if the purchase takes place through a broker-dealer and represents the reinvestment of the proceeds of the redemption of shares of one or more registered investment companies not affiliated with Nuveen. You must provide appropriate documentation that the redemption occurred not more than one year prior to the reinvestment of the proceeds in Class A Shares, and that you either paid an up-front sales charge or were subject to a contingent deferred sales charge in respect of the redemption of such shares of such other investment company.


Special Sales Charge Waivers. Class A Shares of the Fund may be purchased at net asset value without a sales charge and in any amount by officers, trustees and former trustees of the Nuveen or Flagship Funds; bona fide, full-time and retired employees of Nuveen, any parent company of Nuveen, and subsidiaries thereof, or their immediate family members (as defined below); any person who, for at least 90 days, has been an officer, director or bona fide employee of any Authorized Dealer, or their immediate family members; officers and directors of bank holding companies that make Fund shares available directly or through subsidiaries or bank affiliates; bank or broker-affiliated trust departments; clients of broker-dealers that sponsor mutual fund purchase programs on a periodic fee, asset-based "wrap" fee or no transaction fee basis; and clients of investment advisers, financial planners or other financial intermediaries that charge periodic or asset-based "wrap" fees for their services.

Any Class A Shares purchased pursuant to a special sales charge waiver must be acquired for investment purposes and on the condition that they will not be transferred or resold except through redemption by the Fund. You or your financial adviser must notify Nuveen or Boston Financial whenever you make a purchase of Class A Shares that you wish to be covered under these special sales charge waivers. All purchases under the Special Sales Charge Waivers will be subject to minimum purchase requirements as established by the Fund. Many of the above categories of investors are also eligible to purchase Class R Shares, as described below under "Class R Shares." Finally, Class A Shares may be issued at net asset value without a sales charge in connection with the acquisition by the Fund of another investment company.


In determining the amount of your purchases of Class A Shares that may qualify for a reduced sales charge, the following purchases may be combined: (1) all purchases by a trustee or other fiduciary for a single trust estate or fiduciary account; (2) all purchases by individuals and their immediate family members (i.e., their spouses, their parents and their children); or (3) all purchases made through a group purchase program as described above.


The reduced sales charge programs may be modified or discontinued by the Fund at any time upon prior written notice to shareholders of the Fund.

CLASS B SHARES

You may purchase Class B Shares at a public offering price equal to the applicable net asset value per share without any up-front sales charge, although a CDSC may be imposed if you redeem shares within a specified period after purchase, as shown in the table below. Since Class B Shares are sold without an initial sales charge, the full amount of your purchase payment will be invested in Class B Shares.

Class B Shares are subject to an annual distribution fee to compensate Nuveen for its costs in distributing Class B shares, and Class B Shares are also subject to an annual service fee to compensate Authorized Dealers for providing you with ongoing financial advice and other account services. See "Flexible Pricing Program" and "Distribution and Service Plan." Nuveen compensates Authorized Dealers for sales of Class B Shares at the time of sale at the rate of 4.00% of the amount of Class B Shares purchased, which represents a sales commission of 3.80% plus an advance of the first year's annual service fee of
 .20%.

If redeemed prior to the end of the sixth year after purchase, Class B Shares may be subject to a CDSC, as set forth below:

-----------------------------------
YEAR OF REDEMPTION     SALES CHARGE
  AFTER PURCHASE          (CDSC)
-----------------------------------
First                       5%
Second                      4%
Third                       4%
Fourth                      3%
Fifth                       2%
Sixth                       1%
-----------------------------------

Class B Shares acquired through the reinvestment of dividends and capital gains distributions are not subject to a CDSC. Any CDSC will be imposed on the aggregate net asset value of redeemed shares at the time of redemption or the original cost of such shares, whichever is less. For more information regarding the imposition of the CDSC, see "How to Redeem Fund Shares--Class B Shares," below.

Class B Shares will automatically convert to Class A Shares eight years after purchase. All conversions will be done at net asset value without the imposition of any sales load, fee, or other charge, so that the value of each shareholder's account immediately before conversion will be the same as the value of the account immediately after conversion. Class B Shares acquired through reinvestment of distributions will convert into Class A Shares based on the date of the initial purchase to which such shares relate. For this purpose, Class B Shares acquired through reinvestment of distributions will be attributed to particular purchases of Class B Shares in accordance with such procedures as the Board of Trustees may determine from time to time. Class B Shares that are converted to Class A Shares will be subject to a reduced annual distribution fee, but they will remain subject to an annual service fee that is identical in amount for both Class B Shares and Class A Shares. Since net asset value per share of the Class B Shares and the Class A Shares may differ at the time of conversion, a shareholder may receive more or fewer Class A Shares than the number of Class B Shares converted. Any conversion of Class B Shares into Class A Shares will be subject to the continuing availability of an opinion of counsel or a private letter ruling from the Internal Revenue Service to the effect that the conversion of shares would not constitute a taxable event under federal income tax law. Conversion of Class B Shares into Class A Shares might be suspended if such an opinion or ruling were no longer available.

CLASS C SHARES

You may purchase Class C Shares at a public offering price equal to the applicable net asset value per share without any up-front sales charge. Class C Shares are subject to an annual distribution fee to compensate Nuveen for its costs of distributing Class C Shares. Class C Shares are also subject to an annual service fee of .20% to compensate Authorized Dealers for providing you with ongoing financial advice and other account services. Nuveen compensates Authorized Dealers for sales of Class C Shares at the time of the sale at a rate of 1.00% of the amount of Class C Shares purchased, which represents a sales commission of .80% plus an advance on the first year's annual service fee of
 .20%. See "Flexible Pricing Program" and "Distribution and Service Plan."

An investor purchasing Class C Shares pays a CDSC of 1% of the purchase price or redemption proceeds, whichever is less, if the Class C Shares are redeemed within 12 months of purchase. See "How to Redeem Fund Shares--Class C Shares."


If your Class C Shares were acquired in connection with the reorganization of certain Nuveen funds on January 31, 1997, you have the option to convert your shares to Class A Shares at the end of your six-year holding period based upon your original purchase date. If you are so eligible and wish to exercise this conversion feature, call Nuveen toll-free at 800-414-7447.


CLASS R SHARES

You may purchase Class R Shares with monies representing dividends and capital gain distributions on Class R Shares of the Fund. Also, you may purchase Class R Shares if you are within the following specified categories of investors who are also eligible to purchase Class A Shares at net asset value without an up-front sales charge: officers, current and former trustees of the Nuveen or Flagship Funds; bona fide, full-time and retired employees of Nuveen, any parent company of Nuveen, and subsidiaries thereof, or their immediate family members; any person who, for at least 90 days, has been an officer, director or bona fide employee of any Authorized Dealer, or their immediate family members; officers and directors of bank holding companies that make Fund shares available directly or through subsidiaries or bank affiliates; and bank or broker-affiliated trust departments; persons investing $1 million or more in Class R Shares; and clients of investment advisers, financial planners or other financial intermediaries that charge periodic or asset-based "wrap" fees for their services.

If you are eligible to purchase either Class R Shares or Class A Shares without a sales charge at net asset value, you should be aware of the differences between these two classes of shares. Class A Shares are subject to an annual distribution fee to compensate Nuveen for distribution costs associated with the Funds and to an annual service fee to compensate Authorized Dealers for providing you with ongoing account services. Class R Shares are not subject to a distribution or service fee and, consequently, holders of Class R Shares may not receive the same types or levels of services from Authorized Dealers. In choosing between Class A Shares and Class R Shares, you should weigh the benefits of the services to be provided by Authorized Dealers against the annual service fee imposed upon the Class A Shares.

INITIAL AND SUBSEQUENT PURCHASES OF SHARES


You may buy Fund shares through Authorized Dealers or by calling or directing your financial adviser to call Nuveen toll-free at 800-414-7447. You may pay for your purchase by Federal Reserve draft or by check made payable to "(Name of Fund), Class (A), (B), (C), (R)," delivered to the financial adviser through whom the investment is to be made for forwarding to the Fund's shareholder services agent, Boston Financial. When making your initial investment, you must also furnish the information necessary to establish your Fund account by completing and enclosing with your payment the attached Application Form. After your initial investment, you may make subsequent purchases at any time by forwarding to Boston Financial a check in the amount of your purchase made payable to "(Name of Fund), Class (A), (B), (C), (R)," and indicating on the check your account number. All payments must be in U.S. dollars and should be sent directly to State Street at its address listed on the back cover of this Prospectus. A check drawn on a foreign bank or payable to a third party will not be acceptable. You may also wire Federal Funds directly to Boston Financial, but you may be charged a fee for this. For instructions on how to make Fund purchases by wire transfer, call Nuveen toll-free at 800-414-7447.


PURCHASE PRICE

The price at which the purchase of Fund shares is effected is based on the next calculation of the Fund's net asset value after the order is placed. See "Net Asset Value," below for a description of how net asset value is calculated.

MINIMUM INVESTMENT REQUIREMENTS

Generally, your first purchase of any class of the Fund's shares must be for $3,000 or more. Additional purchases may be in amounts of $50 or more. These minimums may be changed at any time by the Fund. There are exceptions to these minimums for shareholders who qualify under one or more of the Fund's automatic deposit, group purchase or reinvestment programs.

SYSTEMATIC INVESTMENT PROGRAMS

The Fund offers you several opportunities to capture the benefits of "dollar cost averaging" through systematic investment programs. In a regularly followed dollar cost averaging program, you would purchase more shares when Fund share prices are lower and fewer shares when Fund share prices are higher, so that the average price paid for Fund shares is less than the average price of the Fund shares over the same time period. Dollar cost averaging does not assure profits or protect against losses in a steadily declining market. Since dollar cost averaging involves continuous investment regardless of fluctuating price levels, you should consider your financial ability to continue investing in declining as well as rising markets before deciding to invest in this way. The Fund offers two different types of systematic investment programs:

Automatic Deposit Plan. Once you have established a Fund account you may make regular investments in an amount of $50 or more each month by authorizing Boston Financial to make transfers from your bank account. There is no obligation to continue payments and you may terminate your participation at any time at your discretion. No charge in addition to the applicable sales charge is made in connection with this Plan, and there is no cost to the Fund.

Payroll Direct Deposit Plan. Once you have established a Fund account, you may, with your employer's consent, make regular investments in Fund shares of $50 or more per pay period by authorizing your employer to deduct this amount automatically from your paycheck and forward the same amount to the Fund. There is no obligation to continue payments and you may terminate your participation at any time at your discretion. No charge in addition to the applicable sales charge is made for this Plan, and there is no cost to the Fund.

OTHER SHAREHOLDER PROGRAMS

Exchange Privilege. You may exchange shares of a class of the Fund for shares of the same class of any other Nuveen Mutual Fund with reciprocal exchange privileges, by calling or sending a written request to the Fund, c/o Boston Financial, P.O. Box 8509, Boston, MA 02266-8509. The shares to be purchased must be offered in your state of residence and you must have held the shares you are exchanging for at least 15 days. Class A Shares of the Fund may be exchanged for Class A Shares of any other Nuveen Mutual Fund at net asset value without a sales charge. Similarly, Class A Shares of other Nuveen Mutual Funds purchased subject to a sales charge may be exchanged for Class A Shares of the Fund at net asset value without a sales charge. Shares of any Nuveen Mutual Fund purchased through dividend reinvestment or through investment of Nuveen UIT distributions may be exchanged for shares of the Fund or any other Nuveen Mutual Fund without a sales charge. Exchanges of shares from any Nuveen money market fund will be made into Class A Shares, Class B Shares or Class C Shares of the Fund or any other Nuveen Mutual Fund at the public offering price, which includes an up-front sales charge in the case of Class A Shares, a contingent deferred sales charge in the case of Class B Shares and Class C Shares, and will be subject to any applicable annual distribution fee. If, however, a sales charge has previously been paid on the investment represented by the exchanged shares (i.e., the shares to be exchanged were originally issued in exchange for shares on which a sales charge was paid), the exchange of shares from a Nuveen money market fund will be made into Class A Shares at net asset value without any up-front sales charge. Class A Shares or Class C Shares may be exchanged for shares of any Nuveen money market fund. Class B Shares of the Fund may be exchanged for Class B Shares of any other Nuveen Mutual Fund. Class R Shares of the Fund may be exchanged for Class R Shares of any other Nuveen Mutual Fund or any Nuveen money market fund.

No CDSC will be charged on the exchange of shares of a class of the Fund for the same class of any other Nuveen Mutual Fund or, in the case of Class A Shares, Class B Shares and Class C Shares, for shares of any Nuveen money market fund. The holding period for purposes of the CDSC applicable to Class A Shares, Class B Shares or Class C Shares will continue to run during any period during which such exchanged shares are held.

The total value of exchanged shares must at least equal the minimum investment requirement of the Nuveen Mutual Fund being purchased. For federal income tax purposes, any exchange constitutes a sale and purchase of shares and may result in capital gain or loss. Before making any exchange, you should obtain the Prospectus for the Nuveen Mutual Fund you are purchasing and read it carefully. If the registration of the account for the Fund you are purchasing is not exactly the same as that of the fund account from which the exchange is made, written instructions from all holders of the account from which the exchange is being made must be received, with signatures guaranteed by a member of an approved Medallion Guarantee Program or in such other manner as may be acceptable to the Fund. You may also exchange shares by telephone if you have elected the telephone exchange privilege. The exchange privilege may be modified or discontinued by the Fund at any time upon prior written notice to shareholders of the Fund.

Shareholders with the desire to automatically exchange shares of a predetermined amount on a monthly, quarterly, or annual basis, may take advantage of the systematic exchange plan. Please refer to the account application to establish this plan.

The exchange privilege is not intended to permit the Fund to be used as a vehicle for short-term trading. Excessive exchange activity may interfere with portfolio management, raise expenses, and otherwise have an adverse effect on all shareholders. In order to limit excessive exchange activity and in other circumstances where Fund management believes doing so would be in the best interest of the Fund, the Fund reserves the right to revise or terminate the exchange privilege, or limit the amount or number of exchanges or reject any exchange. Shareholders would be notified of any such action to the extent required by law.

Fund Direct. Fund Direct links your Fund account to your account at your bank or other financial institution to enable you to send money electronically between those accounts to perform a number of types of account transactions. These include [purchases of shares by telephone,] investments under Automatic Deposit Plan, and sending dividends and distributions, redemption payments or Automatic Withdrawal Plan payments directly to your bank account. Please refer to the Application for details or call Nuveen for more information.

Fund Direct privileges must be requested via an Application you obtain by calling 800-414-7447, or on your dealer's settlement instructions if you buy your shares through your dealer. After your account is established, you can request Fund Direct privileges on signature-guaranteed instructions to Boston Financial. Fund Direct privileges will apply to each shareholder listed in the registration on your account as well as to your dealer representative of record unless and until Boston Financial receives written instructions terminating or changing those privileges. After you establish Fund Direct for your account, any change of bank account information must be made by signature-guaranteed instructions to Boston Financial signed by all shareholders who own the account.

Purchases may be made by telephone only after your account has been established. To purchase shares in amounts up to $250,000 through a telephone representative, call Boston Financial at 800-225-8530. The purchase payment will be debited from your bank account.


Reinstatement Privilege. If you have redeemed Class A Shares of a Fund or Class A Shares of any other Nuveen Mutual Fund that were subject to a sales charge, you may reinvest without any added sales charge up to the full amount of the redemption in Class A Shares of the Fund at net asset value at the time of reinvestment. A shareholder of a Fund or other Nuveen Mutual Fund who redeems Class A Shares purchased pursuant to the waiver of the up-front sales load for purchases of $1 million or more or purchases Class B or Class C Shares and incurs a CDSC, may reinvest up to the full amount redeemed at net asset value at the time of reinvestment, in Class A, Class B or Class C Shares, as the case may be. The amount of any CDSC that was charged at the time of redemption will be reinvested at the time of reinstatement. This reinstatement privilege can be exercised only once for all or a portion of the Class A, Class B or Class C Shares you redeemed and must be exercised within one year of the date of the redemption. As applied to Class B Shares of the Fund, this reinstatement privilege, if exercised within one year of the date of the redemption, will preserve the period of time credited to your ownership of Class B Shares for purposes of the conversion of these Class B Shares to Class A Shares. The federal income tax consequences of any capital gain realized on a redemption will not be affected by reinstatement, but a capital loss may be disallowed in whole or in part depending on the timing and amount of the reinvestment.


ADDITIONAL INFORMATION

If you choose to invest in the Fund, an account will be opened and maintained for you by Boston Financial, the Fund's shareholder services agent. Share certificates will be issued to you only upon written request to Boston Financial, and no certificates will be issued for fractional shares. The Fund reserves the right to reject any purchase order and to waive or increase minimum investment requirements. A change in registration or transfer of shares held in the name of your financial adviser's firm can only be made by an order in good form from the financial adviser acting on your behalf.

Subject to the rules and regulations of the Securities and Exchange Commission, the Fund reserves the right to suspend the continuous offering of its shares at any time, but no suspension shall affect your right of redemption as described below.

DISTRIBUTION AND SERVICE PLAN

The Fund has adopted a plan (the "Plan") pursuant to Rule 12b-1 under the Investment Company Act of 1940, which provides that Class B and Class C Shares will be subject to an annual distribution fee and Class A, Class B and Class C Shares will be subject to an annual service fee. Class R Shares will not be subject to either distribution or service fees.

The distribution fee applicable to Class B and Class C Shares under the Plan will be payable to reimburse Nuveen for services and expenses incurred in connection with the distribution of such Shares. These expenses include, without limitation, expenses of printing and distributing prospectuses to persons other than shareholders of the Fund, expenses of preparing, printing and distributing advertising and sales literature and reports to shareholders used in connection with the sale of such Shares, certain other expenses associated with the distribution of such Shares, and any distribution-related expenses that may be authorized from time to time by the Board of Trustees. In addition, the distribution fee reimburses Nuveen for providing compensation to Authorized Dealers either at the time of sale or on an ongoing basis.

The service fee applicable to Class A, Class B and Class C Shares under the Plan will be payable to Nuveen, to be used to compensate Authorized Dealers in connection with the provision of ongoing account services to shareholders. These services may include establishing and maintaining shareholder accounts, answering shareholder inquiries and providing other personal services to shareholders.

The Fund may spend up to .20 of 1% per year of the average daily net assets of Class A Shares as a service fee under the Plan applicable to Class A Shares. The Fund may spend up to .75 of 1% per year of the average daily net assets of Class B Shares as a distribution fee and up to .20 of 1% per year of the average daily net assets of Class B Shares as a service fee under the Plan applicable to Class B Shares. The Fund may spend up to .55 of 1% per year of the average daily net assets of Class C Shares as a distribution fee and up to .20 of 1% per year of the average daily net assets of Class C Shares as a service fee under the Plan applicable to Class C Shares.

HOW TO REDEEM FUND SHARES

You may require the Fund at any time to redeem for cash your shares of the Fund at the net asset value next computed after instructions and required documents and certificates, if any, are received in proper form, as described below. There is no charge for the redemption of Class R Shares.

CLASS A SHARES

Class A Shares are normally redeemed at net asset value, without any contingent deferred sales charge. However, in the case of purchases at net asset value of Class A shares of $1 million or more, where the dealer of record has not waived the sales commission, a CDSC of 1% may be imposed on any redemptions within 18 months of purchase.

CLASS B SHARES

A contingent deferred sales charge may be imposed upon redemption of Class B Shares. The rate of the CDSC is determined by how long you have owned your shares, as described under "How to Buy Fund Shares--Class B Shares," above. The CDSC may be waived under certain special circumstances, as described in the Statement of Additional Information.

CLASS C SHARES

Class C Shares are redeemed at net asset value, without any contingent deferred sales charge, except for shares that are redeemed within 12 months of purchase. In the case of Class C Shares that are redeemed within 12 months of purchase, an investor will be charged a CDSC of 1%. The CDSC may be waived under certain special circumstances, as described in the Statement of Additional Information. There is no CDSC on Class C Shares held more than 12 months.

OPERATION OF THE CDSC

In determining whether a CDSC is payable, a Fund will first redeem shares not subject to any charge, except if another order of redemption would result in a lower charge or you specify another order. No CDSC is charged on shares purchased as a result of automatic reinvestment of dividends or capital gains paid. In addition, no CDSC will be charged on exchanges of Shares into another Nuveen Mutual Fund or money market fund. Your holding period is calculated on a monthly basis and begins the first day of the month in which the order for investment is received. The CDSC is calculated based on the lower of the original Shares' cost or net asset value at the time of the redemption. Nuveen receives the amount of any CDSC you pay. The CDSC may be waived under certain special circumstances, as described in the Statement of Additional Information.


By Written Request. You may redeem shares by sending a written request for redemption directly to the Fund, c/o Boston Financial, P.O. Box 8509, Boston, MA 02266-8509. Requests for redemption must be signed by each shareholder and accompanied by certificates, if issued. If the redemption proceeds exceed $50,000 or are payable other than to the shareholder of record at the address of record (which address may not have changed in the preceding 60 days), the signature must be guaranteed by a member of an approved Medallion Guarantee Program or other eligible guarantors which include member firms of a domestic stock exchange, commercial banks, trust companies, savings associations and credit unions as defined by the Federal Deposit Insurance Act. You will receive payment based on the net asset value per share next determined after receipt by the Fund of a properly executed redemption request in proper form. A check for the redemption proceeds will be mailed to you within seven days after receipt of your redemption request. However, if any shares to be redeemed were purchased by check within 15 days prior to the date the redemption request is received, the Fund will not mail the redemption proceeds until the check received for the purchase of shares has cleared, which may take up to 15 days.


By TEL-A-CHECK. If you have authorized telephone redemption and your account address has not changed within the last 60 days, you can redeem shares that are held in non-certificate form and that are worth $50,000 or less by calling Boston Financial at 800-225-8530. While you or anyone authorized by you may make telephone redemption requests, redemption checks will be issued only in the name of the shareholder of record and will be mailed to the address of record. If your telephone request is received prior to 4:00 p.m. eastern time, the redemption check will normally be mailed the next business day. For requests received after 4:00 p.m. eastern time, the check will be mailed on the second business day after the request.


By TEL-A-WIRE or Fund Direct. If you have authorized TEL-A-WIRE redemption, you can take advantage of the following expedited redemption procedures to redeem shares held in noncertificate form that are worth at least $1,000. If you have established Fund Direct and wish to redeem shares held in noncertificate form, there is no minimum requirement. You may make TEL-A-WIRE or Fund Direct redemption requests through a phone representative by calling Boston Financial at 800-225-8530. If a redemption request is received by 4:00 p.m. eastern time, the redemption will be made as of 4:00 p.m. that day. If the redemption request is received after 4:00 p.m. eastern time, the redemption will be made as of 4:00 p.m. the following business day. Proceeds of redemptions through TEL-A-WIRE will normally be wired on the business day following the redemption, but may be delayed one additional business day if the Federal Reserve Bank of Boston or the Federal Reserve Bank of New York is closed on the day redemption proceeds would ordinarily be wired. The Fund reserves the right to charge a fee for TEL-A-WIRE. Proceeds of redemptions through Fund Direct will normally be wired to your Fund Direct bank account on the next business day after the redemption.


Before you may redeem shares by TEL-A-WIRE or Fund Direct, you must complete the telephone redemption authorization section of the Application Form and return it to Nuveen or State Street. If you did not authorize telephone redemption when you opened your account, you may obtain a telephone redemption authorization form by writing the Fund or by calling Nuveen toll-free at 800-225-8530. Proceeds of share redemptions made by TEL-A-WIRE will be transferred by Federal Reserve wire only to the commercial bank account specified by the shareholder on the application form. You must send a written request to Nuveen or Boston Financial in order to establish multiple accounts, or to change the account or accounts designated to receive redemption proceeds. These requests must be signed by each account owner with signatures guaranteed by a member of an approved Medallion Guarantee Program or in such other manner as may be acceptable to the Fund. Further documentation may be required from corporations, executors, trustees or personal representatives.

For the convenience of shareholders, the Fund has authorized Nuveen as its agent to accept orders from financial advisers by wire or telephone for the redemption of Fund shares. The redemption price is the first net asset value determined following receipt of an order placed by the financial adviser. The Fund makes payment for the redeemed shares to the securities representatives who placed the order promptly upon presentation of required documents with signatures guaranteed as described above. Neither the Fund nor Nuveen charges any redemption fees. However, your financial adviser may charge you for serving as agent in the redemption of shares.

The Fund reserves the right to refuse telephone redemptions and, at its option, may limit the timing, amount or frequency of these redemptions. This procedure may be modified or terminated at any time, on 30 days' notice, by the Fund. The Fund, State Street, and Nuveen will not be liable for following telephone instructions reasonably believed to be genuine. The Fund employs procedures reasonably designed to confirm that telephone instructions are genuine. These procedures include recording all telephone instructions and requiring up to three forms of identification prior to acting upon a caller's instructions. If the Fund does not follow reasonable procedures for protecting shareholders against loss on telephone transactions, it may be liable for any losses due to unauthorized or fraudulent telephone instructions.


Systematic Withdrawal Plan. If you own Fund shares currently worth at least $10,000, you may establish a Systematic Withdrawal Plan by completing an application form for the Plan. You may obtain an application form by calling Nuveen toll-free at 800-414-7447.


The Plan permits you to request periodic withdrawals on a monthly, quarterly, semi-annual or annual basis in an amount of $50 or more. Depending upon the size of the withdrawals requested under the Plan and fluctuations in the net asset value of Fund shares, these withdrawals may reduce or even exhaust your account.


The purchase of Class A Shares, other than through reinvestment, while you are participating in the Systematic Withdrawal Plan with respect to Class A Shares will usually be disadvantageous because you will be paying a sales charge on any Class A Shares you purchase at the same time you are redeeming shares. Similarly, use of the Systematic Withdrawal Plan for Class B Shares held for less than six years or Class C Shares held 12 months or less may be disadvantageous because the newly-purchased Class B or Class C Shares will be subject to the CDSC.


General. The Fund may suspend the right of redemption of Fund shares or delay payment more than seven days (a) during any period when the New York Stock Exchange is closed (other than customary weekend and holiday closings), (b) when trading in the markets the Fund normally utilizes is restricted, or an emergency exists as determined by the Securities and Exchange Commission so that trading of the Fund's investments or determination of its net asset value is not reasonably practicable, or (c) for any other periods that the Securities and Exchange Commission by order may permit for protection of Fund shareholders.

The Fund may, from time to time, establish a minimum total investment for Fund shareholders, and the Fund reserves the right to redeem your shares if your investment is less than the minimum after giving you at least 30 days' notice. If any minimum total investment is established, and if your account is below the minimum, you will be allowed 30 days following the notice in which to purchase sufficient shares to meet the minimum. Accounts with balances of less than $25 will be redeemed without written notice. No CDSC will be imposed on involuntary redemptions. So long as the Fund continues to offer shares at net asset value to holders of Nuveen UITs who are investing their Nuveen UIT distributions, no minimum total investment will be established for the Fund for such holders of Nuveen UITs.

DISTRIBUTIONS AND TAXES


Each Fund will pay monthly dividends to shareholders at a level rate that reflects the past and projected net income of the Fund and that results, over time, in the distribution of all of the Fund's net income. Net income of each Fund consists of all interest income accrued on its portfolio less all expenses of the Trust accrued daily that are applicable to that Fund. To maintain a more stable monthly distribution, each Fund may from time to time distribute less than the entire amount of net income earned in a particular period. This undistributed net income would be available to supplement future distributions, which might otherwise have been reduced by a decrease in a Fund's monthly net income due to fluctuations in investment income or expenses. As a result, the distributions paid by a Fund for any particular monthly period may be more or less than the amount of net income actually earned by a Fund during such period. Undistributed net income is included in a Fund's net asset value and, correspondingly, distributions from previously undistributed net income are deducted from a Fund's net asset value. It is not expected that this dividend policy will impact the management of the Fund's portfolios.


Nuveen Advisory will periodically undertake to waive fees and reimburse expenses of a Fund to the extent necessary to maintain a competitive distribution rate. This practice may produce a higher monthly distribution than would otherwise be the case.

Dividends paid by a Fund with respect to each class of shares will be calculated in the same manner and at the same time, and will be paid in the same amount except that different distribution and service fees and any other expense, relating to a specific class of shares will be borne exclusively by that class. As a result, dividends per share will vary among a Fund's classes of shares.

Each Fund currently intends to declare dividends on the 9th of each month (or if the 9th is not a business day, on the immediately preceding business day), payable to shareholders of record as of the close of business on that day. This distribution policy is subject to change, however, by the Board of Trustees of the Trust without prior notice to or approval by shareholders. Dividends will be paid on the first business day of the following month and are reinvested in additional shares of a Fund at net asset value unless you have elected that your dividends be paid in cash. Net realized capital gains, if any, will be paid not less frequently than annually and will be reinvested at net asset value in additional shares of the Fund unless you have elected to receive capital gains distributions in cash.

TAX MATTERS


The following federal and state tax discussion is intended to provide you with an overview of the impact on the Funds and their shareholders of federal as well as state and local income tax provisions. These tax provisions are subject to change by legislative or administrative action, and any changes may be applied retroactively. Because the Fund's taxes are a complex matter, you should consult your tax adviser for more detailed information concerning the taxation of the Funds and the federal, state and local tax consequences to Fund shareholders.


Federal Income Tax. Each Fund intends to qualify under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), for tax treatment as a regulated investment company. In order to qualify for treatment as a regulated investment company, a Fund must satisfy certain requirements relating to the sources of its income, diversification of its assets and distribution if its income to shareholders. As a regulated investment company, a Fund will not be subject to federal income tax on the portion of its net investment income and net realized capital gains that is currently distributed to shareholders. Each Fund also intends to satisfy conditions that will enable it to pay "exempt-interest dividends" to its shareholders. This means that you will not be subject to regular federal income tax on Fund dividends you receive from income on Municipal Obligations.

Your share of a Fund's taxable income, if any, from income on taxable temporary investments and net short-term capital gains, will be taxable to you as ordinary income. Distributions, if any, of net long-term capital gains are taxable as long-term capital gains, regardless of the length of time you have owned shares of the Fund. You will be required to pay tax on all taxable distributions even if these distributions are automatically reinvested in additional Fund shares. Certain distributions paid by a Fund in January of a given year may be taxable to shareholders as if received the prior December 31. As long as a Fund qualifies as a regulated investment company under the Code, taxable distributions will not qualify for the dividends received deduction for corporate shareholders. Investors should consider the tax implications of buying shares immediately prior to a distribution. Investors who purchase shares shortly before the record date for a distribution will pay a per share price that includes the value of the anticipated distributions and will be taxed on the distribution (unless it is exempt from tax) even though the distribution represents a return of a portion of the purchase price.


If in any year a Fund should fail to qualify under Subchapter M for tax treatment as a regulated investment company, the Fund would incur a regular corporate federal income tax upon its taxable income for that year, and the entire amount of your distributions would be taxable as ordinary income.

The Code does not permit you to deduct the interest on borrowed monies used to purchase or carry tax-free investments, such as shares of a Fund. Under Internal Revenue Service rules, the purchase of Fund shares may be considered to have been made with borrowed monies even though those monies are not directly traceable to the purchase of those shares.

Because the net asset value of each Fund's shares includes net tax-exempt interest earned by the Fund but not yet declared as an exempt interest dividend, each time an exempt-interest dividend is declared, the net asset value of the Fund's shares will decrease in an amount equal to the amount of the dividend. Accordingly, if you redeem shares of a Fund immediately prior to or on the record date of a monthly exempt-interest dividend, you may realize a taxable gain even though a portion of the redemption proceeds may represent your pro rata share of undistributed tax-exempt interest earned by the Fund.

The redemption or exchange of Fund shares normally will result in capital gain or loss to shareholders. Any loss you may realize on the redemption or exchange of shares of a Fund held for six months or less will be disallowed to the extent of any distribution of exempt-interest dividends received on these shares and will be treated as a long-term capital loss to the extent of any distribution of long-term capital gain received on these shares.

If you receive social security or railroad retirement benefits, you should note that tax-exempt income is taken into account in calculating the amount of these benefits that may be subject to federal income tax.

The Funds may invest in private activity bonds, the interest on which is not exempt from federal income tax to "substantial users" of the facilities financed by these bonds or "related person" of such substantial users. Therefore, the Funds may not be appropriate investments for you if you are considered either a substantial user or a related person.

Each Fund may invest an unlimited amount of its net assets in AMT Bonds, the interest on which is a specific tax preference item for purposes of computing the alternative minimum tax on corporations and individuals. If your tax liability is determined under the alternative minimum tax, you will be taxed on your share of the Fund's exempt-interest dividends that were paid from income earned on AMT Bonds. In addition, the alternative minimum taxable income for corporations is increased by 75% of the difference between an alternative measure of income ("adjusted current earnings") and the amount otherwise determined to be alternative minimum taxable income. Interest on all Municipal Obligations, and therefore all distributions by the Fund that would otherwise be tax exempt, is included in calculating a corporation's adjusted current earnings.

Each Fund is required in certain circumstances to withhold 31% of taxable dividends and certain other payments paid to non-corporate holders of shares who have not furnished to the Fund their correct taxpayer identification number (in the case of individuals, their social security number) and certain certifications, or who are otherwise subject to back-up withholding.

Each January, your Fund will notify you of the amount and tax status of Fund distributions for the preceding year.

State Income Tax Matters. Under the laws of the respective state of each Fund, dividends you receive from income earned by the Fund on Municipal Obligations issued by the Fund's respective state or a political subdivision thereof will be exempt from that state's applicable personal income tax. The exemption from state personal income tax applies whether you receive a Fund's dividends in cash or reinvest them in additional shares of the Fund. Dividends paid by a Fund representing interest payments on particular categories of Municipal Obligations may, under some circumstances, also be exempt from income taxes imposed by political subdivisions of that Fund's respective state. In Florida, which presently has no state personal income tax, Florida Fund shares are exempt from the Florida intangible personal property tax.

DESCRIPTION OF STATE TAX TREATMENT

The following state tax information applicable to each Fund and its shareholders is based upon the advice of each Fund's special state tax counsel, and represents a summary of certain provisions of each State's tax laws presently in effect. These provisions are subject to change by legislative or administrative action, which may be applied retroactively to Fund transactions. The state tax information below assumes that each Fund qualifies as a regulated investment company for federal income tax purposes under the Code, and that amounts so designated by each Fund to its shareholders qualify as "exempt-interest dividends" under Section 852(b)(5) of the Code. You should consult your own tax adviser for more detailed information concerning state taxes to which you may be subject.

ARIZONA

Exempt-interest dividends attributable to Arizona Municipal Obligations will be exempt from Arizona income tax when received by a shareholder of the Arizona Fund to the same extent as if interest on such Obligations were received directly by the shareholder. Other dividends by the Arizona Fund, including capital gain distributions, if any, or additional amounts includable in the gross income of the shareholders for federal income tax purposes (including gains realized upon the redemption or exchange of shares of the Arizona Fund) will be subject to Arizona income tax.

FLORIDA

Florida does not impose an income tax on individuals. Neither the Florida Fund nor its shareholders will be subject to the Florida intangible personal property tax on the Florida Municipal Obligations or the shares of the Florida Fund, respectively, with respect to any calendar year so long as at the close of the preceding calendar year and on January 1 of the then current year, the Florida Fund's portfolio assets consist solely of Florida Municipal Obligations or other assets exempt from the Florida intangible personal property tax. Corporate shareholders may be subject to corporate income tax.


PENNSYLVANIA



Shares of New Pennsylvania are not subject to any of the personal property taxes presently in effect in Pennsylvania to the extent of that portion of the Pennsylvania Fund represented by Pennsylvania Municipal Obligations. The portion of interest income representing interest income from Pennsylvania Municipal Obligations received by the Fund and distributed to shareholders of the Pennsylvania Fund is not taxable under the Pennsylvania Personal Income Tax or under the Corporate Net Income Tax, nor will such interest be taxable under the Philadelphia School District Investment Income Tax imposed on Philadelphia resident individuals. The disposition by the Pennsylvania Fund of a Pennsylvania Municipal Obligation (whether by sale, exchange, redemption or payment at maturity), as well as the distribution of the proceeds of such disposition, will not constitute a taxable event to a shareholder under the Pennsylvania Personal Income Tax if the Pennsylvania Municipal Obligation was issued prior to February 1, 1994. Further, although there is no published authority on the subject, special Pennsylvania counsel is of the opinion that an individual shareholder of the Pennsylvania Fund will not have a taxable event under the Pennsylvania state and local income taxes referred to above upon the redemption or exchange of his shares to the extent that the Pennsylvania Fund is then composed of Pennsylvania Municipal Obligations issued prior to February 1, 1994.


VIRGINIA

Shareholders who are subject to income tax in Virginia will not be taxed on that portion of any distribution that is attributable to the interest earned by the Virginia Fund on Virginia Municipal Obligations; however, these shareholders will generally have taxable income for Virginia income tax purposes to the extent of any portion of a distribution that is taxable for federal income tax purposes, except as it relates to interest or dividends on obligations of the United States or instrumentalities thereof exempt from state income taxation under the laws of the United States. To the extent distributions to shareholders are attributable to interest on Municipal Obligations other than Virginia Municipal Obligations, such distributions will be included in the shareholder's Virginia taxable income. Virginia income tax exemption is also independently provided for interest on certain obligations. Where an independent exemption is provided, interest on those obligations is exempt from Virginia income taxation without regard to any exemption from federal income taxes. As a general rule, to the extent that any gain realized (whether as a result of the redemption or exchange of Virginia Municipal Obligations by the Virginia Fund or as a result of the sale of shares by the shareholder) is subject to federal income taxation, this gain will be included in the shareholder's Virginia taxable income. Under the language of certain enabling legislation, however, gain realized on the sale of obligations issued thereunder is exempt from Virginia income taxation.

NET ASSET VALUE


Net Asset value of the shares of a Fund will be determined separately for each class of shares. The net asset value per share of a class of shares will be computed by dividing the value of the Fund's assets attributable to the class, less the liabilities attributable to the class, by the total number of shares of the class outstanding. The net asset value per share is expected to vary among a Fund's Class A Shares, Class B, Class C Shares and Class R Shares, principally due to the differences in sales charges, distribution and service fees and other class expenses borne by each class.


The net asset value of the shares of each Fund will be determined by State Street, the Fund's custodian, as of 4:00 p.m. eastern time on each day the New York Stock Exchange is normally open for trading. In determining the net asset value, the custodian uses the valuations of portfolio securities furnished by a pricing service approved by the Board of Trustees. The pricing service values portfolio securities at the mean between the quoted bid and asked prices or the yield equivalent when quotations are readily available. Securities for which quotations are not readily available (which are expected to constitute a majority of the securities held by the Funds) are valued at fair value as determined by the pricing service using methods that include consideration of the following: yields or prices of municipal bonds of comparable quality, type of issue, coupon, maturity and rating; indications as to value from securities dealers; and general market conditions. The pricing service may employ electronic data processing techniques and/or a matrix system to determine valuations. The procedures of the pricing service and its valuations are reviewed by the officers of the Trust under the general supervision of its Board of Trustees.

GENERAL INFORMATION

If you have any questions about the Trust, the Funds or other Nuveen Mutual Funds, call Nuveen toll-free at 800-414-7447.

Custodian and Transfer and Shareholder Services Agent. The Custodian of the assets of the Funds is State Street Bank and Trust Company ("State Street"), P.O. Box 8509, Boston, MA 02266-8509. State Street is also the Funds' transfer, shareholder services and dividend paying agent and, as such, it performs bookkeeping, data processing and administrative services for the maintenance of shareholder accounts.


Organization. The Trust is an open-end management series investment company under the Investment Company Act of 1940. Each Fund constitutes a separate series of the Trust and is an open-end management mutual fund; the Arizona Fund and the Florida Fund are "diversified" and the Virginia and Pennsylvania Funds are "non-diversified." The Trust was organized as a Massachusetts business trust on July 1, 1996, pursuant to a Declaration of Trust. The Board of Trustees of the Trust is authorized to issue an unlimited number of shares, $.01 par value, representing interests in separate series of the Trust. The Trust currently has nine authorized series. The shares of each series of the Trust are divided into four classes of shares designated as Class A Shares, Class B Shares, Class C Shares and Class R Shares. Each class of shares represents an interest in the same portfolio of investments and has equal rights as to voting, redemption, dividends and liquidation, except that each bears different class expenses, including different distribution and service fees, and each has exclusive voting rights with respect to any distribution or service plan applicable to its shares. These are no conversion, preemptive or other subscription rights, except that Class B Shares of a Fund automatically convert to Class A Shares of the same Fund, as described above. The Board of Trustees has the right to establish additional series and classes of shares in the future, to change those series or classes and to determine the preferences, voting powers, rights and privileges thereof. The Funds are not required and do not intend to hold annual meetings of the shareholders.

ANNEX B

FORM OF AGREEMENT AND PLAN OF REORGANIZATION AND LIQUIDATION


AGREEMENT AND PLAN OF REORGANIZATION AND LIQUIDATION ("Agreement") is made as of the 15th day of October, 1996 by and between the Nuveen Multistate Tax-Free Trust (the "Nuveen Trust"), a Massachusetts business trust, on behalf of its
series of shares designated                 (the "Nuveen Fund"), the Flagship
Tax Exempt Funds Trust (the "Flagship Trust"), a Massachusetts business trust,
on behalf of its series of shares designated                 (the "Flagship
Fund"), and the Nuveen Flagship Multistate Trust I (the "New Trust"), a Massachusetts business trust, on behalf of its series of shares
designated                 (the "New Fund"). The Nuveen Trust and the Flagship
Trust are referred to as the "Acquired Trusts," and, collectively, with the New Trust as the "Trusts," and the Nuveen Fund and the Flagship Fund are referred to as the "Acquired Funds," and, collectively, with the New Funds as the "Funds."


This Agreement is intended to be, and is adopted as, a plan of reorganization (the "Reorganization") pursuant to Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). The Reorganization will consist of (a) the acquisition by the New Fund of substantially all the assets of the Acquired Funds in exchange solely for shares of the New Fund ("New Fund Shares"), and the assumption by the New Fund of substantially all the liabilities of the Acquired Funds; and (b) the pro rata distribution, after the Closing Date hereinafter referred to, of such New Fund Shares to the shareholders of the Acquired Funds in liquidation of the Acquired Funds as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

In consideration of the premises and of the covenants and agreements set forth herein, the parties covenant and agree as follows:

1. TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR SHARES OF THE NEW FUND AND ASSUMPTION OF LIABILITIES, IF ANY; LIQUIDATION OF THE ACQUIRED FUND.

   1.1 Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, each Acquired Fund agrees to sell, assign, transfer and deliver, as of the close of business on the Closing Date (the "Effective Time"), substantially all its assets as set forth in paragraph 1.2 to the New Fund, free and clear of all liens and encumbrances, except as otherwise provided herein, and in exchange therefor the Acquiring Fund agrees (a) to assume substantially all the liabilities, if any, of each Acquired Fund, as set forth in paragraph 1.3 and (b) to issue and deliver to each Acquired Fund, for distribution in accordance with paragraph 1.5 to such Acquired Fund's shareholders, the number of New Fund Shares, Class A, C and/or R, having an aggregate net asset value equal to the value of the assets, less the liabilities, of such Acquired Fund of the same class so transferred, assigned and delivered, all determined in the manner and as of the date and time provided in paragraph 2. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing").


   1.2 Except as otherwise provided herein, as of the Effective Time, the New Fund shall acquire the assets of each Acquired Fund (consisting without limitation of all cash, cash equivalents, municipal obligations and other portfolio securities, receivables (including interest and dividends receivable) and any deferred or prepaid expenses shown as assets) as set forth in the respective Statement of Net Assets referred to in paragraph 7.3 as of the Closing Date. Notwithstanding the foregoing, the assets to be acquired will not include cash in the amount necessary to pay the dividends and/or other distributions contemplated by paragraph 1.4. No Acquired Fund has any plan or intent to sell or otherwise dispose of any of its assets, other than in the ordinary course of business, including without limitation, sale or disposition of assets to comply with the provisions of paragraph 4.1.17.



   1.3 Except as otherwise provided herein, as of the Effective Time, the New Fund will assume from each Acquired Fund all debts, liabilities, obligations and duties of such Acquired Fund of whatever kind or nature, whether absolute, accrued, contingent or otherwise, arising in the ordinary course of business, whether or not determinable as of the Effective Time and whether or not specifically referred to in this Agreement. Notwithstanding the foregoing, the New Fund will not assume any Acquired Fund's obligation to pay the dividends and/or other distributions contemplated by paragraph 1.4; and further provided that each Acquired Fund agrees to utilize its best efforts to discharge all of its known debts, liabilities, obligations and duties (other than pursuant to paragraph 1.4) prior to the Effective Time. Without limiting the generality of the foregoing, it is understood that recourse for the Acquired Funds liabilities assumed by the New Fund shall, at and after the Closing Date, be limited to the assets of the New Fund.


   1.4 Prior to the Effective Time, each Acquired Fund will declare a dividend and/or other distribution to be paid within 30 days after the Closing Date to its shareholders of record so that, upon such payment, it will have distributed all of its investment company taxable income (computed without regard to any deduction for dividends paid), net tax-exempt income and realized net capital gains, if any, through and including the Closing Date.

   1.5 On a date as soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), each Acquired Fund will liquidate and distribute (a) pro rata to its shareholders of record, determined as of the Effective Time, each class of the New Fund Shares received by such Acquired Fund pursuant to paragraph 1.1 (together with any dividends declared with respect thereto to holders of record as of a time after the Effective Time and prior to the Liquidation Date ("Interim Dividends")), in exchange for shares of such Acquired Fund of the same class held by the shareholders of such Acquired Fund. Such liquidation and distribution will be accomplished by opening accounts on the books of the New Fund in the names of the shareholders of each Acquired Fund and transferring to each account such shareholder's pro rata share of each class of New Fund Shares received by such Acquired Fund of such class held by such shareholder, and by paying to the shareholders of such Acquired Fund any Interim Dividends on such transferred shares.



   1.6 After the Liquidation Date, each holder of an outstanding certificate or certificates representing shares of an Acquired Fund will be entitled to receive, upon surrender of his or her certificates, a certificate or certificates representing the number of New Fund Shares of each class distributable with respect to the shares of such Acquired Fund of the same class that are surrendered. No dividends or other distributions payable to the holders of record of the New Fund Shares as of a date on or after the Liquidation Date are required to be paid to any shareholder holding certificates representing shares of an Acquired Fund ("Acquired Fund Share Certificates") as of the Closing Date until the New Fund is notified by such Acquired Fund's transfer agent that such shareholder has surrendered his or her outstanding Acquired Fund Share Certificates or, in the event of lost, stolen or destroyed Acquired Fund Share Certificates, posted adequate bond or submitted an affidavit of lost certificate, or both. Each Acquired Fund will request its shareholders to surrender their outstanding Acquired Fund Share Certificates, post adequate bond and/or submit an affidavit of lost certificate, as the case may be. Upon the surrender of Acquired Fund Share Certificates (or, if applicable, after the posting of a bond and/or submission of an affidavit of lost certificate), there shall be paid to the shareholder in whose name the New Fund Shares shall be registered all dividends or other distributions that shall have become payable with respect to such New Fund Shares between the Liquidation Date and the time of such surrender. In no event shall the shareholder entitled to receive such dividends and distributions be entitled to receive interest thereon. No redemption or repurchase of any New Fund Shares distributable with respect to the shares of an Acquired Fund represented by such Acquired Fund Share Certificates shall be permitted until the Acquired Fund Certificates are surrendered (or, if applicable, after the posting of a bond and/or submission of an affidavit of lost certificate).


   1.7 Any transfer taxes payable upon issuance of New Fund Shares in a name other than the registered holder of the Acquired Fund shares surrendered in exchange therefor on the books of the applicable Acquired Fund as of that time shall be paid by the person to whom such New Fund Shares are to be issued as a condition to the registration of such transfer.

   1.8 Any reporting responsibility of any Acquired Fund with the Securities and Exchange Commission (the "SEC"), or any state securities commission is and shall remain the responsibility of such Acquired Fund up to and including the Liquidation Date.

   1.9 All books and records of each Acquired Fund, including all books and records required to be maintained under the Investment Company Act of 1940, as amended (the "Investment Company Act"), and the rules and regulations thereunder, shall be available to the New Fund from and after the Closing Date and shall be turned over to the New Fund on or prior to the Liquidation Date.

   1.10 Promptly following the Liquidation Date, each Acquired Fund will terminate.

2. VALUATION


   2.1 The value of each Acquired Fund's assets and liabilities to be acquired and assumed, respectively, by the New Fund shall be computed as of the Effective Time, using the valuation procedures set forth in such Acquired Fund's prospectus.


   2.2 The net asset value of each class of a New Fund Share shall be computed as of the Effective Time by dividing the value of the New Fund's total assets attributable to the class by the number of outstanding shares of the class (excluding shares issuable pursuant to the Reorganization), using the valuation procedures set forth in the Joint Proxy Statement--Prospectus.

   2.3 The number (calculated to the third decimal place) of New Fund Shares of each class to be issued in exchange for each Acquired Fund's net assets of that class shall be calculated by dividing the net asset value of each class of each Acquired Fund (determined in accordance with paragraph 2.1) by the net asset value per share of such class of the New Fund (determined in accordance with paragraph 2.2).

3. CLOSING AND CLOSING DATE


   3.1 The Closing Date shall be January 31, 1997 or such later date as the parties may agree in writing. All acts taking place at the Closing shall be deemed to take place simultaneously as of the Effective Time unless otherwise provided. The Closing shall be at the office of the New Trust or at such other place as the parties may agree.

   3.2 The custodian for each Acquired Fund, shall deliver to the New Fund at the Closing a certificate of an authorized officer stating that (a) the Acquired Fund's portfolio securities, cash and any other assets have been transferred in proper form to the New Fund on the Closing Date and
        (b) all necessary taxes, if any, have been paid, or provision for payment has been made, in conjunction with the delivery of portfolio securities.

   3.3 In the event that on the proposed Closing Date (a) the New York Stock Exchange ("NYSE") is closed to trading or trading thereon is restricted or (b) trading or the reporting of trading on the NYSE or elsewhere is disrupted so that accurate appraisal of the value of the net assets of any class of any Acquired Fund or of the net asset value per share of the New Fund Share is impracticable, the Closing Date shall be postponed until the first business day after the date when such trading shall have been fully resumed and such reporting shall have been restored.

   3.4 Each Acquired Fund shall deliver to the New Fund on or prior to the Liquidation Date a list of the names and addresses of its shareholders and the number of outstanding shares of such Acquired Fund owned by each such shareholder (the "Shareholder Lists"), all as of the Effective Time, certified by the Secretary or Assistant Secretary of the Acquired Fund. The New Fund shall issue and deliver to each Acquired Fund at the Closing a confirmation or other evidence satisfactory to such Acquired Fund that New Fund Shares have been or will be credited to such Acquired Fund's account on the books of the New Fund. At the Closing each party shall deliver to the other such bills of sale, checks, assignments, stock certificates, receipts and other documents as such other party or its counsel may reasonably request to effect the transactions contemplated by this Agreement.

4. REPRESENTATIONS AND WARRANTIES

   4.1 Each Acquired Trust represents and warrants as follows:

       4.1.1 The Acquired Trust is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has the power to own all of its properties and assets and, subject to approval of the shareholders of the Acquired Fund, to carry out the Agreement.


       4.1.2 The Acquired Trust is an open-end management investment company duly registered under the Investment Company Act, and such registration is in full force and effect.


       4.1.3 The Acquired Trust is not, and the execution, delivery and performance of this Agreement will not result, in violation of any provision of the Declaration of Trust or By-Laws of the Acquired Trust or of any material agreement, indenture, instrument, contract, lease or other undertaking to which the Acquired Trust is a party or by which the Acquired Trust is bound.

       4.1.4 The Acquired Trust has no material contracts or other commitments with respect to the Acquired Fund (except this Agreement and the obligations to pay the dividends and/or distributions contemplated by paragraph 1.4) that will not be terminated on or prior to the Closing Date without any liability or penalty to the Acquired Fund or the New Fund.

       4.1.5 No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to the knowledge of the Acquired Fund, threatened against the Acquired Fund or any of its properties or assets. The Acquired Fund knows of no facts that might form the basis for the institution of such proceedings, and the Acquired Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions herein contemplated.

       4.1.6a NUVEEN TRUST: The audited Statement of Net Assets, Statement of
              Operations, Statement of Changes in Net Assets, Financial Highlights and Portfolio of Investments of the Nuveen Fund at January 31, 1996 and for the period then ended (copies of which have been furnished to the New Fund) have been prepared in accordance with generally accepted accounting principles consistently applied and present fairly, in all material respects, the financial condition of the Nuveen Fund as of such date, and there are no known material liabilities of the Nuveen Fund (contingent or otherwise) not disclosed therein.

       4.1.6b FLAGSHIP TRUST: The audited Statement of Net Assets, Statement of
              Operations, Statement of Changes in Net Assets, Financial Highlights and Portfolio of Investments of the Flagship Fund at May 31, 1996 and for the period then ended (copies of which have been furnished to the New Fund) have been prepared in accordance with generally accepted accounting principles consistently applied and present fairly, in all material respects, the financial condition of the Flagship Fund as of such date, and there are no known material liabilities of the Flagship Fund (contingent or otherwise) not disclosed therein.

       4.1.7a NUVEEN TRUST: Since January 31, 1996 there has not been any materially adverse change in the Nuveen Fund's financial condition, assets, liabilities or business, other than changes occurring in the ordinary course of business, or any incurrence by the Nuveen Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the New Fund. For the purposes of this paragraph 4.1.7a, a decline in net asset value or net asset value per share of any class of the Nuveen Fund as a result of changes in the value of investments held by the Nuveen Fund or a distribution or payment of dividends shall not constitute a materially adverse change.

       4.1.7b FLAGSHIP TRUST: Since May 31, 1996 there has not been any materially adverse change in the Flagship Fund's financial condition, assets, liabilities or business, other than changes occurring in the ordinary course of business, or any incurrence by the Flagship Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the New Fund. For the purposes of this paragraph 4.1.7b, a decline in net asset value or net asset value per share of any class of the Flagship Fund as a result of changes in the value of investments held by the Flagship Fund or a distribution or payment of dividends shall not constitute a materially adverse change.

       4.1.8 All federal, state and other tax returns and reports of the Acquired Fund required by law to have been filed or furnished by the date hereof have been filed or furnished, and all federal, state and other taxes, interest and penalties shown as due on said returns and reports have been paid insofar as due, or provision has been made for the payment thereof, and, to the best of the Acquired Trust's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns or reports.

       4.1.9 Since it commenced operations, the Acquired Fund has met the requirements of Subchapter M of the Internal Revenue Code for qualification and treatment as a regulated investment company and intends to meet those requirements for the current taxable year.


       4.1.10 The authorized capital of the Acquired Trust consists of an unlimited number of shares. All issued and outstanding shares of the Acquired Fund are duly and validly issued and outstanding, fully paid and non-assessable, except that shareholders of the Acquired Fund may under certain circumstances be held personally liable for its obligations. All issued and outstanding shares of the Acquired Fund will, at the time of the Closing, be held by the persons and in the amounts set forth in the applicable Shareholder List submitted to the New Fund in accordance with the provisions of paragraph 3.4. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any shares of the Acquired Fund, nor is there outstanding any security convertible into shares of the Acquired Fund, except for the conversion feature described in the Joint Proxy Statement--Prospectus.


       4.1.11 At the Closing Date, the Acquired Fund will have good and marketable title to the assets to be transferred to the New Fund pursuant to paragraph 1.1 and full right, power and authority to sell, assign, transfer and deliver such assets hereunder free of any liens or other encumbrances, and, upon delivery and payment for such assets, the New Fund will acquire good and marketable title thereto.

       4.1.12 The execution, delivery and performance of this Agreement has been duly authorized by the Board of Trustees of the Acquired Trust and by all necessary action, other than shareholder approval, and, subject to shareholder approval, this Agreement constitutes a valid and binding obligation of the Acquired Fund.

       4.1.13 The information furnished and to be furnished by the Acquired Trust for use in applications for orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby is, and shall be, accurate and complete in all material respects and is in compliance, and shall comply, in all material respects with applicable federal securities and other laws and regulations.


       4.1.14 On the effective date of the Registration Statement referred to in paragraph 5.4, at the time of the Special Meeting of the Acquired Fund's shareholders and on the Closing Date, the Joint Proxy Statement-- Prospectus (a) will comply in all material respects with the provisions and regulations of the Securities Act of 1933, as amended (the "1933 Act"), the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the Investment Company Act and the rules and regulations thereunder and (b) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this paragraph 4.1.14 shall not apply to statements in or omissions from the Joint Proxy Statement--Prospectus made in reliance upon and in conformity with information furnished by the New Trust or any other Acquired Trust for use therein.


       4.1.15 No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Acquired Fund of the transactions contemplated by this Agreement, except such as have been obtained under the 1933 Act, the 1934 Act and the Investment Company Act, and such as may be required under state securities laws.

       4.1.16 There are no brokers or finder's fees payable on behalf of the Acquired Fund in connection with the transactions provided for herein.

       4.1.17 At the Closing Date, all portfolio securities and other investments included in the Acquired Fund's assets shall be permissible investments for the New Fund under the investment objective, policies and limitations set forth in the New Fund's registration statement and under applicable law. From the date of this Agreement to an including the Closing Date, the Acquired Fund shall confer and cooperate fully with the New Fund with respect to the management of the Acquired Fund to ensure that the Acquired Fund's obligations under this paragraph are duly met.

       4.1.18 The Acquired Trust will call a meeting of shareholders of the Acquired Fund to consider and act upon this Agreement and the transactions contemplated herein and to take all other action necessary to obtain approval of the transactions contemplated hereby.

   4.2 The New Trust represents and warrants as follows:

       4.2.1 The New Trust is a business trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts and has the power to own all of its properties and assets and to carry out the Agreement.


       4.2.2 The New Trust is or will be on the effective date of the Registration Statement referred to in paragraph 5.4 an open-end management investment company duly registered under the Investment Company Act, and such registration is or will be in full force and effect.


       4.2.3 The New Trust is not, and the execution, delivery and performance of this Agreement will not result, in violation of any provision of the Declaration of Trust or By-Laws of the New Trust or of any material agreement, indenture, instrument, contract, lease or other undertaking to which the New Trust is a party or by which the New Trust is bound.

       4.2.4 No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to the knowledge of the New Trust, threatened against the New Fund or any of its properties or assets. The New Trust knows of no facts that might form the basis for the institution of such proceedings, and the New Trust is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions herein contemplated.


       4.2.5 The New Trust shall deliver to each Acquired Fund an audited Statement of Net Assets and Portfolio of Investments of the New
              Fund at                , 1996, which have been prepared in
              accordance with generally accepted accounting principles and present fairly, in all material respects, the financial condition of the New Fund as of such date, and there are no known material liabilities of the New Fund (contingent or otherwise) not disclosed therein.


       4.2.6 No federal, state or other tax returns or reports of the New Fund were required by law to have been filed or furnished by the date hereof.


       4.2.7 The Acquiring Fund intends to meet the requirements of Subchapter M of the Internal Revenue Code for qualification and treatment as a regulated investment company for its first taxable year and each succeeding taxable year.



       4.2.8 The authorized capital of the New Trust consists of an unlimited number of shares. All issued and outstanding New Fund Shares are, and all New Fund Shares to be issued in exchange for the net assets of the Acquired Funds pursuant to this Agreement will be when so issued, duly and validly issued and outstanding, fully paid and non-assessable, except that shareholders of the New Fund may under certain circumstances be held personally liable for its obligations. Except as contemplated by this Agreement, the New Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any New Fund Shares, nor is there outstanding any security convertible into any New Fund Shares, except for the conversion feature described in the Joint Proxy Statement-Prospectus.


       4.2.9 The execution, delivery and performance of this Agreement has been duly authorized by the Board of Trustees of the New Trust and by all necessary action, and this Agreement constitutes a valid and binding obligation of the New Trust.

       4.2.10 The information furnished and to be furnished by the New Trust for use in applications for orders, registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby is, and shall be, accurate and complete in all material respects and is in compliance, and shall comply, in all material respects with applicable federal securities and other laws and regulations.

       4.2.11 On the effective date of the Registration Statement, at the time of the Special Meeting of each Acquired Fund's shareholders and on the Closing Date, the Registration Statement and the Joint Proxy Statement--Prospectus (a) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the Investment Company Act and the rules and regulations thereunder and (b) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this paragraph 4.2.11 shall not apply to statements in or omissions from the Joint Proxy Statement--Prospectus and the Registration Statement made in reliance upon and in conformity with information furnished by the Acquired Trusts for use therein.

       4.2.12 No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the New Trust of the transactions contemplated by this Agreement, except such as have been obtained under the 1933 Act, the 1934 Act and the Investment Company Act, and such as may be required under state securities laws.

       4.2.13 There are no brokers' or finders' fees payable on behalf of the New Fund in connection with the transactions provided for herein.

5. COVENANTS OF THE NEW TRUST AND THE ACQUIRED TRUSTS

   5.1 Except as may otherwise be required by paragraph 1.4, each Trust will operate its respective business in the ordinary course between the date hereof and the Closing Date.

   5.2 Each Acquired Trust will assist the New Trust in obtaining such information as the New Trust reasonably requests concerning the beneficial ownership of each Acquired Fund's shares.

   5.3 Subject to the provisions of this Agreement, each Trust will take or cause to be taken all action, and will do or cause to be done all things, reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

   5.4 Each Acquired Trust will prepare and file with the SEC the Joint Proxy Statement--Prospectus, and the New Trust will prepare and file with the SEC a registration statement on Form N-14 relating to the New Fund Shares to be issued hereunder (together with any amendments thereof and supplements thereto, the "Registration Statement"), in compliance with the 1933 Act, the 1934 Act and the Investment Company Act and the rules and regulations thereunder. Each Acquired Trust and the New Trust have cooperated and shall continue to cooperate with each other, and have furnished information and shall continue to furnish information relating to itself to be included in the Form N-14.

   5.5 Each Acquired Trust will, from time to time, as and when requested by any other Trust, execute and deliver or cause to be executed and delivered all such assignments and other instruments, and will take or cause to be taken such further action, as the other Trust may deem necessary or desirable in order to (a) vest in and confirm to the New Fund title to and possession of all the assets of the Acquired Funds to be sold, assigned, transferred and delivered to the New Fund pursuant to this Agreement, (b) vest in and confirm to the Acquired Funds title to and possession of all the New Fund Shares to be transferred to the Acquired Funds pursuant to this Agreement, (c) assume all of the Acquired Funds' liabilities in accordance with this Agreement, and (d) otherwise to carry out the intent and purpose of this Agreement.

   5.6 The New Trust will use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the Investment Company Act and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.

   5.7 The costs associated with the Reorganization will be borne by and allocated between the Flagship Financial Inc. and Nuveen Advisory Corp.

6. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED TRUSTS

The obligations of each Acquired Trust to consummate the transactions provided for herein shall, at its election, be subject to the performance by the New Trust of all the obligations to be performed by it hereunder on or before the Closing Date and the following further conditions.

   6.1 All representations and warranties of the New Trust contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

   6.2 The New Trust shall have delivered to the Acquired Trust a certificate executed in its name by the President or a Vice President of the New Trust in form and substance satisfactory to the Acquired Trust and dated as of the Closing Date, to the effect that the representations and warranties of the New Trust in this Agreement are true and correct at and as of the Closing Date except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquired Trust shall reasonably request.

   6.3 The Acquired Trust shall have received an opinion from Vedder, Price, Kaufman & Kammholz, dated as of the Closing Date, to the effect that:

       6.3.1 The New Trust has been duly organized and is validly existing as a business trust in good standing under the laws of the Commonwealth of Massachusetts with requisite power and authority to own its properties and, to the knowledge of such counsel, to carry on its business as presently conducted;

       6.3.2 This Agreement has been duly authorized, executed and delivered by the New Trust and, assuming due authorization, execution and delivery of the Agreement by the Acquired Trust, constitutes a valid and binding obligation of the New Trust enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equitable principles;

       6.3.3 The New Fund Shares, to be distributed to shareholders of the Acquired Fund under this Agreement will, when issued in exchange for the net assets of the Acquired Fund as contemplated by this Agreement, be validly issued and outstanding and fully paid and non-assessable (except that shareholders of the New Fund may under certain circumstances be held personally liable for its obligations) and free of preemptive rights;

       6.3.4 Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby violate (i) the New Trust's Declaration of Trust or By-Laws or (ii) any federal law of the United States, the laws of the State of Illinois or the laws of the Commonwealth of Massachusetts applicable to the New Trust; provided, however, that such counsel may state that it expresses no opinion with respect to federal or state securities laws, other antifraud laws and fraudulent transfer laws; and provided, further that insofar as performance by the New Trust of its obligations under this Agreement is concerned such counsel may state that it expresses no opinion as to bankruptcy, insolvency, reorganization, moratorium or similar laws of general applicability relating to or affecting creditors' rights;


       6.3.5 All regulatory consents, authorizations, approvals and filings required to be obtained or made by the New Trust under the federal laws of the United States and the laws of the Commonwealth of Massachusetts for the consummation of the transactions contemplated by this Agreement have been obtained or made;


       6.3.6 The New Trust has been registered with the SEC as an investment company and, to the knowledge of such counsel, no order has been issued or proceeding instituted to suspend such registration; and

       6.3.7 To the knowledge of such counsel, (a) no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to the New Trust or the New Fund or any of its properties or assets, and
              (b) the New Trust or the New Fund is not a party to or subject to the provision of any order, decree or judgment of any court or governmental body, which materially and adversely affects its business.

7. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE NEW TRUST

The obligations of the New Trust to consummate the transactions provided for herein with respect to any Acquired Trust shall, at its election, be subject to the performance by the Acquired Trust of all the obligations to be performed by it hereunder on or before the Closing Date and the following further conditions:

   7.1 All representations and warranties of the Acquired Trust contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.

   7.2 The Acquired Trust shall have delivered to the Acquiring Fund a certificate executed in its name by the President or Vice President of the Acquired Trust, in form and substance satisfactory to the New Trust and dated as of the Closing Date, to the effect that the representations and warranties of the Acquired Trust in this Agreement are true and correct at and as of the Closing Date except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the New Trust shall reasonably request.

   7.3 The Acquired Trust shall have delivered to the New Trust on the Closing Date a Statement of Net Assets, which Statement shall be prepared in accordance with generally accepted accounting principles consistently applied, together with a list of the portfolio securities of the Acquired Fund showing the adjusted tax bases and holding periods of such securities as of the Closing Date, certified by the Treasurer of the Acquired Trust.

   7.4 On or immediately prior to the Closing Date, the Acquired Fund shall have declared the dividends and/or distributions contemplated by paragraph 1.4.

   7.5 The New Trust shall have received an opinion from Vedder, Price, Kaufman & Kammholz with respect to the Nuveen Trust, dated as of the Closing Date, to the effect that:

       7.5.1 The Acquired Trust has been duly organized and is validly existing as a business trust in good standing under the laws of the Commonwealth of Massachusetts with requisite power and authority to own its properties and, to the knowledge of such counsel, to carry on its business as presently conducted;

       7.5.2 This Agreement has been duly authorized, executed and delivered by the Acquired Trust and, assuming due authorization, execution and delivery of the Agreement by the New Trust, constitutes a valid and binding obligation of the Acquired Trust enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equitable principles;

       7.5.3 Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby violate (i) the Acquired Trust's Declaration of Trust or By-Laws or (ii) any federal law of the United States, the laws of the State of Illinois or the laws of the Commonwealth of Massachusetts applicable to the Acquired Trust; provided, however, that such counsel may state that it expresses no opinion with respect to federal or state securities laws, other antifraud laws and fraudulent transfer laws; and provided, further that insofar as performance by the Acquired Trust of its obligations under this Agreement is concerned such counsel may state that it expresses no opinion as to bankruptcy, insolvency, reorganization, moratorium or similar laws of general applicability relating to or affecting creditors' rights;

       7.5.4 All regulatory consents, authorizations, approvals and filings required to be obtained or made by the Acquired Trust under the federal laws of the United States and the laws of the Commonwealth of Massachusetts for the consummation of the transactions contemplated by this Agreement have been obtained or made;

       7.5.5 The Acquired Trust has been registered with the SEC as an investment company, and, to the knowledge of such counsel, no order has been issued or proceeding instituted to suspend such registration; and

       7.5.6 To the knowledge of such counsel, (a) no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to the Acquired Trust or the Acquired Fund or any of its properties or assets, and (b) the Acquired Trust or the Acquired Fund is not a party to or subject to the provision of any order, decree or judgment of any court or governmental body, which materially and adversely affects its business.

   7.6 The New Trust shall have received an opinion from Skadden, Arps, Slate, Meagher & Flom with respect to the Flagship Trust, dated as of the Closing Date, to the effect that:

       7.6.1 The Acquired Trust has been duly organized and is validly existing as a business trust in good standing under the laws of the Commonwealth of Massachusetts with requisite power and authority to own its properties and, to the knowledge of such counsel, to carry on its business as presently conducted;

       7.6.2 This Agreement has been duly authorized, executed and delivered by the Acquired Trust and, assuming due authorization, execution and delivery of the Agreement by the New Trust, constitutes a valid and binding obligation of the Acquired Trust enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equitable principles;

       7.6.3 Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby violate (i) the Acquired Trust's Declaration of Trust or By-Laws or (ii) any federal law of the United States, the laws of the State of Illinois or the laws of the Commonwealth of Massachusetts applicable to the Acquired Trust; provided, however, that such counsel may state that it expresses no opinion with respect to federal or state securities laws, other antifraud laws and fraudulent transfer laws; and provided, further that insofar as performance by the Acquired Trust of its obligations under this Agreement is concerned such counsel may state that it expresses no opinion as to bankruptcy, insolvency, reorganization, moratorium or similar laws of general applicability relating to or affecting creditors' rights;

       7.6.4 All regulatory consents, authorizations, approvals and filings required to be obtained or made by the Acquired Trust under the federal laws of the United States and the laws of the Commonwealth of Massachusetts for the consummation of the transactions contemplated by this Agreement have been obtained or made;

       7.6.5 The Acquired Trust has been registered with the SEC as an investment company, and, to the knowledge of such counsel, no order has been issued or proceeding instituted to suspend such registration; and

       7.6.6 To the knowledge of such counsel, (a) no litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened as to the Acquired Trust or the Acquired Fund or any of its properties or assets, and (b) the Acquired Trust or the Acquired Fund is not a party to or subject to the provision of any order, decree or judgment of any court or governmental body, which materially and adversely affects its business.


   7.7 The New Trust shall receive from the independent auditor of each Acquired Fund ("auditor") on the Closing Date a comfort letter dated as of the Closing Date, to the effect that the auditor has performed a limited review in accordance with the Statement of Auditing Standards No. 36 of the AICPA, and on the basis of such limited review, nothing came to the attention of the auditor that caused the auditor to believe that the Statement of Net Assets referred to in paragraph 7.3 was not in conformity with generally accepted accounting principles.


8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE TRUSTS

The obligations of each Trust hereunder are subject to the further conditions that on or before the Closing Date:

   8.1 This Agreement and the transactions contemplated herein shall have been approved by the requisite votes of (a) the Board of Trustees of each Trust and (b) the holders of the outstanding shares of each Acquired Fund in accordance with the provisions of each Acquired Trust's Declaration of Trust and By-Laws, and each Trust shall have delivered certified copies of the resolutions evidencing such approvals to the other Trusts.

   8.2 On the Closing Date no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

   8.3 All consents of other parties and all consents, orders and permits of federal, state and local regulatory authorities (including those of the SEC and of state Blue Sky or securities authorities, including "no-action" positions of such federal or state authorities) deemed necessary by the each Trust to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a materially adverse effect on the assets or properties of the New Fund or any Acquired Fund, provided that either party hereto may waive any part of this condition as to itself.

   8.4 The Registration Statement shall have become effective under the 1933 Act, and no stop order suspending the effectiveness thereof shall have been issued, and, to the best knowledge of the Funds no investigation or proceeding under the 1933 Act for that purpose shall have been instituted or be pending, threatened or contemplated.

   8.5 The Trusts shall have received an opinion of Vedder, Price, Kaufman & Kammholz satisfactory to the Trusts and based upon such reasonably requested representations and warranties as requested by counsel, substantially to the effect that, for federal income tax purposes:


        8.5.1 The acquisition by the New Fund of all the assets of each Acquired Fund in exchange solely for New Fund Shares and the assumption by the New Fund of each Acquired Fund's liabilities, if any, followed by the distribution by the Acquired Funds of the New Fund Shares to the shareholders of the Acquired Fund in exchange for their Acquired Fund shares in complete liquidation of the Acquired Funds, will constitute a "reorganization" within the meaning of
              Section 368(a)(1) of the Internal Revenue Code, and the New Fund and the Acquired Funds each will be "a party to a reorganization" within the meaning of Section 368(b) of the Internal Revenue Code;


        8.5.2 An Acquired Fund's shareholders will recognize no gain or loss upon the exchange of all of their Acquired Fund shares for New Fund Shares in complete liquidation of the Acquired Fund.

        8.5.3 No gain or loss will be recognized by any Acquired Fund upon the transfer of all its assets to the New Fund in exchange solely for New Fund Shares and the assumption by the New Fund of the Acquired Fund's liabilities, if any, and with respect to the subsequent distribution of those New Fund Shares to the Acquired Fund shareholders in complete liquidation of the Acquired Fund;

        8.5.4 No gain or loss will be recognized by the New Fund upon the acquisition of any Acquired Fund's assets in exchange solely for New Fund Shares and the assumption of the Acquired Fund's liabilities, if any;

        8.5.5 The basis of the assets acquired by the New Fund will be, in each instance, the same as the basis of those assets when held by any Acquired Fund immediately before the transfer, and the holding period of such assets acquired by the New Fund will include the holding period thereof when held by such Acquired Fund;

        8.5.6 The basis of the New Fund Shares to be received by an Acquired Fund's shareholders upon liquidation of the Acquired Fund will be, in each instance, the same as the basis of the Acquired Fund shares surrendered in exchange therefor, decreased by any cash received and increased by the amount of gain recognized on the exchange; and

       8.5.7 The holding period of the New Fund Shares to be received by an Acquired Fund's shareholders will include the period during which the Acquired Fund shares to be surrendered in exchange therefor were held, provided such Acquired Fund shares were held as capital assets by those shareholders on the date of the exchange.

   8.6 All conditions to the closing of the Agreement and Plan of Merger by and among The John Nuveen Company, Flagship Resources Inc. and others dated July 16, 1996 shall have been satisfied or waived.

9. ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

   9.1  This Agreement constitutes the entire agreement between the Trusts.

   9.2 The representations, warranties and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereby.

10. TERMINATION

This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the shareholders of the Funds:

  10.1  By mutual agreement of the Trusts;

  10.2 By any Trust, if a condition to the obligations of such Trust shall not have been met and it reasonably appears that it will not or cannot be met; or

  10.3 By any Trust, if the Closing shall not have occurred on or before June 30, 1997;

In the event of any such termination, there shall be no liability for damages on the part of any Trust or any Trustee or officer of any Trust.

11. AMENDMENT


This Agreement may be amended, modified or supplemented only in writing by the parties; provided, however, that following the shareholders' meetings called by the Trusts pursuant to paragraph 4.1.18, no such amendment may have the effect of changing the provisions for determining the number of New Fund Shares to be distributed to the Acquired Funds' shareholders under this Agreement without their further approval and the further approval of the Trusts Boards of Trustees and provided further that nothing contained in this paragraph 11 shall be construed as requiring additional approval to amend this Agreement to change the Closing Date or the Effective Time.


12. NOTICES

Any notice, report, demand or other communication required or permitted by any provision of this Agreement shall be in writing and shall be given by hand delivery, prepaid certified mail or overnight delivery service addressed to:


     Nuveen Trust, c/o John Nuveen & Co. Incorporated, 333 West Wacker Drive, Chicago, Illinois 60606, Attention: James J. Wesolowski


     Flagship Trust, c/o Flagship Financial, Inc., One Dayton Centre, One South Main Street, Dayton, Ohio 45402, Attention: Michael D. Kalbfleisch


     New Trust, c/o John Nuveen & Co. Incorporated, 333 West Wacker Drive, Chicago, Illinois 60606, Attention: James J. Wesolowski


13. HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT

  13.1 The paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

  13.2 This Agreement may be executed in any number of counterparts, each of which will be deemed an original.

  13.3 This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois.

  13.4 This Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns, and no assignment or transfer hereof or of any rights or obligations hereunder shall be made by either party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation other than the parties and their respective successors and assigns any rights or remedies under or by reason of this Agreement.

  13.5 All persons dealing with the New Trust must look solely to the property of the New Fund for the enforcement of any claims against the New Trust as neither the Trustees, officers, agents or shareholders of the New Trust assume any personal liability for obligations entered into on behalf of the New Fund.

  13.6 All persons dealing with any Acquired Trust must look solely to the property of the applicable Acquired Fund for the enforcement of any claims against the Acquired Trust as neither the Trustees, officers, agents or shareholders of the Acquired Trust assume any personal liability for obligations entered into on behalf of such Acquired Fund.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed by the President or Vice President of each Trust.

                                          NUVEEN MULTISTATE TAX-FREE TRUST

                                          By:
                                            ------------------------------------
                                                         President

                                          FLAGSHIP TAX-EXEMPT FUNDS TRUST

                                          By:
                                            ------------------------------------
                                                         President

                                          NUVEEN FLAGSHIP MULTISTATE TRUST I

                                          By:
                                            ------------------------------------
                                                         President

ANNEX C


HOLDERS OF MORE THAN 5% OF ANY CLASS OF A FUND'S SHARES



            NAME OF FUND AND CLASS                        NAME AND ADDRESS OF OWNER             PERCENTAGE OF OWNERSHIP
----------------------------------------------  ----------------------------------------------  -----------------------

Flagship Arizona
  Class A.....................................  Merrill Lynch Pierce Fenner & Smith 97393                21.03%
                                                  Attn: Book Entry
                                                  P.O. Box 45286
                                                  Jacksonville, FL 32232-5286
Flagship Arizona
  Class C.....................................  Merrill Lynch Pierce Fenner & Smith 97393                35.16%
                                                  Attn: Book Entry
                                                  P.O. Box 45286
                                                  Jacksonville, FL 32232-5286
                                                Jill Mahew                                                6.37%
                                                  3451 N. 35th Ave.
                                                  Phoenix, AZ 85017-4406
                                                Prudential Securities FBO                                 5.13%
                                                Ethel M. Crawford
                                                Albert B. Crawford Jr. Co Ttees
                                                Ethel M. Crawford
                                                  8736 N. 68th St.
                                                  Paradise Valley, AZ 85253-2703
                                                Prudential Securities FBO                                 6.20%
                                                Viola J. Bagley
                                                Richard F. Bagley Jr. Jt Ten
                                                  8643 E. Via De Viva
                                                  Scottsdale, AZ 85258-4005
Flagship Florida
  Class A.....................................  Merrill Lynch Pierce Fenner & Smith 97393                56.18%
                                                  Attn: Book Entry
                                                  P.O. Box 45286
                                                  Jacksonville, FL 32232-5286
Flagship Florida
  Class C.....................................  Merrill Lynch Pierce Fenner & Smith 97393                91.48%
                                                  Attn: Book Entry
                                                  P.O. Box 45286
                                                  Jacksonville, FL 32232-5286
Flagship Pennsylvania
  Class A.....................................  Merrill Lynch Pierce Fenner & Smith 97393                60.56%
                                                    Attn: Book Entry
                                                    P.O. Box 45286
                                                    Jacksonville, FL 32232-5286
Flagship Pennsylvania
  Class C.....................................  Merrill Lynch Pierce Fenner & Smith 97393                71.62%
                                                    Attn: Book Entry
                                                    P.O. Box 45286
                                                    Jacksonville, FL 32232-5286
                                                Key Clearing Corp.                                       10.58%
                                                    A/C 6028-2544
                                                    P.O. Box 93971
                                                    Cleveland, OH 44101-5971
Flagship Virginia
  Class A.....................................  Merrill Lynch Pierce Fenner & Smith 97393                31.82%
                                                  Attn: Book Entry
                                                  P.O. Box 45286
                                                  Jacksonville, FL 32232-5286
Flagship Virginia
  Class C.....................................  Merrill Lynch Pierce Fenner & Smith 97393                70.61%
                                                  Attn: Book Entry
                                                  P.O. Box 45286
                                                  Jacksonville, FL 32232-5286
Nuveen Arizona
  Class A.....................................  Donaldson Lufkin Jenrette Securities                     12.60%
                                                  Corporation, Inc.
                                                  P.O. Box 2052
                                                  Jersey City, NJ 07303-9998
                                                Merrill Lynch Pierce Fenner & Smith, Inc.                12.05%
                                                  97E76
                                                  Attn: Book Entry Dept.
                                                  4800 Deer Lake Dr. E. Fl. 3
                                                  Jacksonville, FL 32246-6484

            NAME OF FUND AND CLASS                        NAME AND ADDRESS OF OWNER             PERCENTAGE OF OWNERSHIP
----------------------------------------------  ----------------------------------------------  -----------------------
Nuveen Arizona
  Class C.....................................  Prudential Securities FBO                                28.46%
                                                Janet Irving Ttee
                                                  Janet Irving Trust UA DTD 05/27/82
                                                  Sun City West, AZ 85375-5172
                                                Louis J. Baniecki & Nancy L. Baniecki                    21.12%
                                                  Jt Ten Wros Not TC
                                                  Sunbird Golf Resort
                                                  1963 E. Buena Vista Dr.
                                                  Chandler, AZ 85249-8610
                                                PaineWebber For The Benefit of Elisabeth A.               5.48%
                                                  Lang
                                                  Sole & Separate Property
                                                  1453 W. Orchid Lane
                                                  Chandler, AZ 85224-8658
                                                Prudential Securities FBO                                 5.57%
                                                Mr. Evans Robert Woodhouse &
                                                Mrs. Elizabeth Biron Woodhouse
                                                JT Ten
                                                  3138 N. 17th Dr.
                                                  Phoenix, AZ 85015-5807
                                                Leonidas K. Springer &                                    7.60%
                                                Beverly J. Springer
                                                  Jt Ten Wros Not Tc
                                                  4720 W. Greenway Rd.
                                                  Glendale, AZ 85306-3518
                                                Erasmo Ysasi Tr                                           5.50%
                                                UA Apr 07 95
                                                FBO Erasmo Ysasi Trust
                                                  1754 E. Carson Rd.
                                                  Phoenix, AZ 85040-5747
Nuveen Florida
  Class A.....................................  Smith Barney, Inc. 00142430433                            6.38%
                                                  388 Greenwich Street
                                                  New York, New York 10013
Nuveen Florida
  Class C.....................................  Roland C. White & Arlene I. White                         9.18%
                                                  JT Ten Wros Not TC
                                                  961 Tarrson Blvd.
                                                  Lady Lake, FL 32159-2363
                                                PaineWebber for the Benefit of Clarence W.                8.55%
                                                Hebert
                                                  11 Hunthurst Circle
                                                  Worcester, MA 01602-2830
                                                NFSC FEBO #0C8-344680                                    20.58%
                                                Adelaide Knupp
                                                Gail A. Duffill
                                                  1910 S. Ocean Blvd.
                                                  Delray Beach, FL 33483
                                                Norman Rudolph                                           10.89%
                                                  1168 Lake Breeze Dr.
                                                  West Palm Beach, FL 33414-7945
                                                PaineWebber for the Benefit of                            5.48%
                                                Mary Rogers and Pamela Anne Rogers JT Wros
                                                  3070 Wedgewood Blvd.
                                                  Delray Beach, FL 33445-5748
                                                Monica Hart & Melissa J. Hart TR                         24.74%
                                                UA Mar 23 83
                                                Robert J. Hart Trust
                                                  251 Algiers Ave.
                                                  Fort Lauderdale, FL 33308-4434
                                                Prudential Securities Inc. FBO                           12.49%
                                                Clarence L. Lacroix
                                                Louise Lacroix Co-TTees
                                                  The Lacroix Family TR
                                                  UA DTD 12/07/92
                                                  Stockton, CA 95203-2616

            NAME OF FUND AND CLASS                        NAME AND ADDRESS OF OWNER             PERCENTAGE OF OWNERSHIP
----------------------------------------------  ----------------------------------------------  -----------------------
Nuveen Pennsylvania
  Class C.....................................  Hani J. Tuffaha & Eiman H. Tuffaha                        6.46%
                                                  JT Ten Wros Not TC
                                                  25 Selkirk Rd.
                                                  Williamsport, PA 17701-1810
                                                NFSC FEBO # 0C8-576255                                    6.59%
                                                  Charles E. Bruce
                                                  Carolyn L. Bruce
                                                  590 Flora Lane
                                                  York, PA 17403
                                                George D. Hawthorne & Barbara Ann Berline &               8.18%
                                                  Virginia M. Hawthorne
                                                  JT Ten Wros Not TC
                                                  2408 Linden Dr.
                                                  Allison Park, PA 15101-3454
                                                Ruth W. McHenry                                           5.62%
                                                  3900 Trout Run Rd.
                                                  York, PA 17402-8325
Nuveen Virginia
  Class A.....................................  Merrill Lynch Pierce Fenner & Smith Inc. 97E81           11.50%
                                                  Attn: Book Entry Dept
                                                  4800 Deer Lake Dr. E. Fl.3
                                                  Jacksonville, FL 32246-6484
Nuveen Virginia
  Class C.....................................  NFSC FEBO #A1F-435902                                    23.92%
                                                  Richard U. Cogswell
                                                  350 S. Vandorn St. Apt. Q 216
                                                  Alexandria, VA 22304
                                                Rhoda Kroll                                               5.18%
                                                  2134 Sanctuary Ct.
                                                  Virginia Beach, VA 23454-2258
                                                Muriel S. Fleming & David M. Fleming II                  10.17%
                                                  Apt. 221
                                                  14303 Brandermill Woods Trl.
                                                  Midlothian, VA 23112-4171
                                                Donaldson Lufkin Jenrette Securities                      7.51%
                                                  Corporation Inc.
                                                  P.O. Box 2052
                                                  Jersey City, NJ 07303-9998
                                                John T. E. Cribb Jr. & Kirsten Brandt Cribb               5.20%
                                                  JT Ten Wros Not TC
                                                  712 N. Oakland St.
                                                  Arlington, VA 22203-2223
Nuveen Virginia
  Class R.....................................  Merrill Lynch Pierce Fenner & Smith Inc. 979D8            6.71%
                                                  Attn: Book Entry Dept.
                                                  4800 Deer Lake Dr. E. Fl. 3
                                                  Jacksonville, FL 32246-6484

ANNEX D

FORM OF NEW INVESTMENT ADVISORY AGREEMENT

INVESTMENT MANAGEMENT AGREEMENT

AGREEMENT made this      day of           , 1996, by and between FLAGSHIP TAX
EXEMPT FUNDS TRUST, a Massachusetts business trust (the "Fund"), and NUVEEN ADVISORY CORP., a Delaware corporation (the "Adviser").

W I T N E S S E T H

In consideration of the mutual covenants hereinafter contained, it is hereby agreed by and between the parties hereto as follows:


1. The Fund hereby employs the Adviser to act as the investment adviser for, and to manage the investment and reinvestment of the assets of each of the Fund's portfolios as may exist from time to time in accordance with the Fund's investment objective and policies and limitations relating to such portfolio, and to administer the Fund's affairs to the extent requested by and subject to the supervision of the Board of Trustees of the Fund for the period and upon the terms herein set forth. The investment of the assets of each portfolio shall be subject to the Fund's policies, restrictions and limitations with respect to securities investments as set forth in the Fund's registration statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940 covering the Fund's shares of beneficial interest, including the Prospectus and Statement of Additional Information forming a part thereof, all as filed with the Securities and Exchange Commission and as from time to time amended, and all applicable laws and the regulations of the Securities and Exchange Commission relating to the management of registered open-end management investment companies.


    The Adviser accepts such employment and agrees during such period to render such services, to furnish office facilities and equipment and clerical, bookkeeping and administrative services (other than such services, if any, provided by the Fund's transfer agent and shareholder service agent) for the Fund, to permit any of its officers or employees to serve without compensation as trustees or officers of the Fund if elected to such positions, and to assume the obligations herein set forth for the compensation herein provided. The Adviser shall, for all purposes herein provided, be deemed to be an independent contractor and, unless otherwise expressly provided or authorized, shall have no authority to act for nor represent the Fund in any way, nor otherwise be deemed an agent of the Fund.

2. For the services and facilities described in Section l, the Fund will pay to the Adviser, at the end of each calendar month, an investment management fee related to each of the Fund's portfolios. For each portfolio, calculated separately, the fees shall be computed at the rate of:


                           ----------------------------------------------------
                               AVERAGE DAILY NET ASSET VALUE           RATE
                           ----------------------------------------------------
                           For the first $125 million              .5500 of 1%
                           For the next $125 million               .5375 of 1%
                           For the next $250 million               .5250 of 1%
                           For the next $500 million               .5125 of 1%
                           For the next $1 billion                 .5000 of 1%
                           For net assets over $2 billion          .4750 of 1%
                           ----------------------------------------------------


    For the month and year in which this Agreement becomes effective, or terminates, and for any month and year in which a portfolio is added or eliminated from the Fund, there shall be an appropriate proration on the basis of the number of days that the Agreement shall have been in effect, or the portfolio shall have existed, during the month and year, respectively. The services of the Adviser to the Fund under this Agreement are not to be deemed exclusive, and the Adviser shall be free to render similar services or other services to others so long as its services hereunder are not impaired thereby.

    Regardless of any of the above provisions, the Adviser guarantees that the total expenses of the Fund in any fiscal year, exclusive of taxes, interest, brokerage commissions, and extraordinary expenses such as litigation costs, shall not exceed, and the Adviser undertakes to pay or refund to the Fund any amount up to but not greater than the aggregate fees received by the Adviser under this Agreement for such fiscal year, the limitation imposed by any jurisdiction in which the Fund continues to offer and sell its shares after exceeding such limitation.

    The net asset value of the Fund shall be calculated as provided in the Declaration of Trust of the Fund. On each day when net asset value is not calculated, the net asset value of a share of beneficial interest of the Fund shall be deemed to be the net asset value of such share as of the close of business on the last day on which such calculation was made for the purpose of the foregoing computations.

3. The Adviser shall arrange for officers or employees of the Adviser to serve, without compensation from the Fund, as trustees, officers or agents of the Fund, if duly elected or appointed to such positions, and subject to their individual consent and to any limitations imposed by law.

4. Subject to applicable statutes and regulations, it is understood that officers, trustees, or agents of the Fund are, or may be, interested in the Adviser as officers, directors, agents, shareholders or otherwise, and that the officers, directors, shareholders and agents of the Adviser may be interested in the Fund otherwise than as trustees, officers or agents.

5. The Adviser shall not be liable for any loss sustained by reason of the purchase, sale or retention of any security, whether or not such purchase, sale or retention shall have been based upon the investigation and research made by any other individual, firm or corporation, if such recommendation shall have been selected with due care and in good faith, except loss resulting from willful misfeasance, bad faith, or gross negligence on the part of the Adviser in the performance of its obligations and duties, or by reason of its reckless disregard of its obligations and duties under this Agreement.

6. The Adviser currently manages other investment accounts and funds, including those with investment objectives similar to the Fund, and reserves the right to manage other such accounts and funds in the future. Securities considered as investments for a Fund portfolio may also be appropriate for other Fund portfolios or for other investment accounts and funds that may be managed by the Adviser. Subject to applicable laws and regulations, the Adviser will attempt to allocate equitably portfolio transactions among the Fund's portfolios and the portfolios of its other investment accounts and funds purchasing securities whenever decisions are made to purchase or sell securities by a Fund portfolio and another Fund's portfolio or one or more of such other accounts or funds simultaneously. In making such allocations, the main factors to be considered by the Adviser will be the respective investment objectives of the Fund portfolio or portfolios purchasing such securities and such other accounts and funds, the relative size of portfolio holdings of the same or comparable securities, the availability of cash for investment by the Fund portfolios and such other accounts and funds, the size of investment commitments generally held by the Fund portfolios and such accounts and funds, and the opinions of the persons responsible for recommending investments to the Fund and such other accounts and funds.

7.  This Agreement shall continue in effect until [              ], unless and
    until terminated by either party as hereinafter provided, and shall continue in force from year to year thereafter, but only as long as such continuance is specifically approved, at least annually, in the manner required by the Investment Company Act of 1940.

    This Agreement shall automatically terminate in the event of its assignment, and may be terminated at any time without the payment of any penalty by the Fund or by the Adviser upon sixty (60) days' written notice to the other party. The Fund may effect termination by action of the Board of Trustees, or, with respect to any Fund portfolio, by vote of a majority of the outstanding voting securities of that portfolio, accompanied by appropriate notice.

    This Agreement may be terminated, at any time, without the payment of any penalty, by the Board of Trustees of the Fund, or, with respect to any Fund portfolio, by vote of a majority of the outstanding voting securities of that portfolio, in the event that it shall have been established by a court of competent jurisdiction that the Adviser, or any officer or director of the Adviser, has taken any action which results in a breach of the covenants of the Adviser set forth herein.

    Termination of this Agreement shall not affect the right of the Adviser to receive payments on any unpaid balance of the compensation, described in
    Section 2, earned prior to such termination.

8. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule, or otherwise, the remainder shall not be thereby affected.

9. The Adviser and its affiliates reserve the right to grant, at any time, the use of the name "Nuveen" or the name "Flagship", or any approximation or abbreviation thereof, to any other investment company or business enterprise. Upon termination of this Agreement by either party, or by its terms, the Fund shall thereafter refrain from using any name of the Fund which includes "Nuveen" or "Flagship" or any approximation or abbreviation thereof, or is sufficiently similar to such name as to be likely to cause confusion with such name, and shall not allude in any public statement or advertisement to the former association.

10. Any notice under this Agreement shall be in writing, addressed and delivered or mailed, postage prepaid, to the other party at such address as such other party may designate for receipt of such notice.

11. The Fund's Declaration of Trust is on file with the Secretary of the Commonwealth of Massachusetts. This Agreement is executed on behalf of the Fund by the Fund's officers as officers and not individually and the obligations imposed upon the Fund by this Agreement are not binding upon any of the Fund's Trustees, officers or shareholders individually but are binding only upon the assets and property of the Fund.

IN WITNESS WHEREOF, the Fund and the Adviser have caused this Agreement to be executed on the day and year above written.

      FLAGSHIP TAX EXEMPT FUNDS TRUST                       NUVEEN ADVISORY CORP.
                    by:                                              by:
--------------------------------------------  Vice --------------------------------------------
                 President                                      Vice President
                  Attest:                                          Attest:
--------------------------------------------     --------------------------------------------
             Assistant Secretary                             Assistant Secretary

ANNEX E

FORM OF NEW RULE 12B-1 PLAN

PLAN OF DISTRIBUTION AND SERVICE
PURSUANT TO RULE 12B-1

                                                                          , 1996

WHEREAS, Flagship Tax Exempt Funds Trust, a Massachusetts business trust (the "Fund") engages in business as an open-end management investment company and is registered under the Investment Company Act of 1940, as amended (the "Act");


WHEREAS, the Fund currently has        series with shares outstanding: [Name(s)
of series] (the "Series");



WHEREAS, the Fund, on behalf of each Series, employs John Nuveen & Co. Incorporated (the "Distributor") as distributor of the shares of the Series (the
"Shares") pursuant to a Distribution Agreement dated as of           , 1996;


WHEREAS, the Fund is authorized to issue Shares in four different classes ("Classes"): Class A, Class B, Class C and Class R.


WHEREAS, the Fund, on behalf of each Series, desires to adopt a Plan of Distribution and Service pursuant to Rule 12b-1 under the Act ("Rule 12b-1"), and the Board of Trustees of the Fund has determined that there is a reasonable likelihood that adoption of this Plan of Distribution and Service will benefit the Fund and its shareholders;



WHEREAS, the Fund, on behalf of each Series, has adopted a Multiple Class Plan Pursuant to Rule 18f-3 (the "Rule 18f-3 Plan") to enable the various Classes of Shares to be granted different rights and privileges and to bear different expenses, and has an effective registration statement on file with the SEC containing a Prospectus describing such Classes of Shares;


WHEREAS, as described in the Rule 18f-3 Plan, the purchase of Class A Shares is generally subject to an up-front sales charge, as set forth in the Fund's Prospectus and Statement of Additional Information, and the purchase of Class B and Class C Shares will not be subject to an up-front sales charge, but in lieu thereof the Class B Shares will be subject to a declining contingent deferred sales charge and Class C Shares will be subject to an asset-based distribution fee, as described below; and

WHEREAS, Shares representing an investment in Class B will automatically convert to Class A Shares 8 years after the investment, as described in the Prospectus for the Shares;


NOW, THEREFORE, the Fund, on behalf of each Series, hereby adopts, and the Distributor hereby agrees to the terms of, this Plan of Distribution and Service (the "Plan") in accordance with Rule 12b-1, on the following terms and conditions:



1. (a) The Fund, on behalf of each Series, is authorized to compensate the Distributor for services performed and expenses incurred by the Distributor in connection with the distribution of Shares of Class A, Class B and Class C of the Fund and the servicing of accounts holding such Shares.


   (b) The amount of such compensation paid during any one year shall consist

     (i) with respect to Class A Shares of a Service Fee not to exceed .20% of average daily net assets of the Class A Shares of the Fund;

     (ii) with respect to Class B Shares of a Service Fee not to exceed .20% of average daily net assets of the Class B Shares of the Fund, plus a Distribution Fee not to exceed .75% of average daily net assets of the Class B Shares of the Fund; and

     (iii) with respect to Class C Shares of a Service Fee not to exceed .20% of average daily net assets of the Class C Shares of the Fund, plus a Distribution Fee not to exceed .55% of average daily net assets of the Class C Shares of the Fund. Such compensation shall be calculated and accrued daily and paid quarterly or at such other intervals as the Board of Trustees may determine.

   (c) With respect to Class A Shares, the Distributor shall pay any Service Fees it receives under the Plan for which a particular underwriter, dealer, broker, bank or selling entity having a Dealer Agreement in effect ("Authorized Dealer", which may include the Distributor) is the dealer of record to such Authorized Dealers to compensate such organizations for providing services to shareholders relating to their investment. The Distributor may retain any Service Fees not so paid.

   (d) With respect to the Class B Shares, the Distributor:

     (i) shall retain the Distribution Fee to compensate it for costs associated with the distribution of the Class B Shares, including the payment of broker commissions to Authorized Dealers (which may include the Distributor) who were the dealer of record with respect to the purchase of those shares; and

     (ii) shall pay any Service Fees it receives under the Plan for which a particular Authorized Dealer is the dealer of record (which may include the Distributor) to such Authorized Dealers to compensate such organizations for providing services to shareholders relating to their investment; provided, however, that the Distributor shall be entitled to retain, for the first year after purchase of the Class B Shares, the Service Fee to the extent that it may have pre-paid the Service Fee to the Authorized Dealer of record.

     The Distributor may retain any Distribution or Service Fees not so paid.

 (e) With respect to the Class C Shares, the Distributor:

     (i) shall pay the Distribution Fee it receives under the Plan with respect to Class C Shares for which a particular Authorized Dealer is the dealer of record (which may include the Distributor) to such Authorized Dealers to compensate such organizations in connection with such share sales; provided, however, that the Distributor shall be entitled to retain, for the first year after purchase of the Class C Shares, the Distribution Fee to the extent that it may have pre-paid the Distribution Fee to the Authorized Dealer of record; and

     (ii) shall pay any Service Fees it receives under the Plan for which a particular Authorized Dealer is the dealer of record (which may include the Distributor) to such Authorized Dealers to compensate such organizations for providing services to shareholders relating to their investment; provided, however, that the Distributor shall be entitled to retain, for the first year after purchase of the Class B Shares, the Service Fee to the extent that it may have pre-paid the Service Fee to the Authorized Dealer of record.

     The Distributor may retain any Distribution or Service Fees not so paid.

   (f) Services for which such Authorized Dealers may receive Service Fee payment include any or all of the following: maintaining account records for shareholders who beneficially own Shares; answering inquiries relating to the shareholders' accounts, the policies of the Fund and the performance of their investment; providing assistance and handling transmission of funds in connection with purchase, redemption and exchange orders for Shares; providing assistance in connection with changing account setups and enrolling in various optional fund services; producing and disseminating shareholder communications or servicing materials; the ordinary or capital expenses, such as equipment, rent, fixtures, salaries, bonuses, reporting and recordkeeping and third party consultancy or similar expenses, relating to any activity for which payment is authorized by the Board; and the financing of any other activity for which payment is authorized by the Board.

   (g) Payments of Distribution or Service Fees to any organization as of any quarter-end will not exceed the appropriate amount based on the annual percentages set forth in subparagraphs (c), (d) and (e) above, based on average net assets of accounts for which such organization appeared on the records of the Fund and/or its transfer agent as the organization of record during the preceding quarter.

2. This Plan shall not take effect until the Plan, together with any related agreement(s), has been approved by votes of a majority of both (a) the Board of Trustees of the Fund, and (b) those Trustees of the Fund who are not "interested persons" of the Fund (as defined in the Act) and who have no direct or indirect financial interest in the operation of the Plan or any agreements related to it (the "Rule 12b-1 Trustees") cast in person at a meeting (or meetings) called for the purpose of voting on the Plan and such related Agreement(s).

3. This Plan shall remain in effect until                     , and shall
   continue in effect thereafter so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 2.

4. The Distributor shall provide to the Board of Trustees of the Fund and the Board shall review, at least quarterly, a written report of distribution- and service-related activities, Distribution Fees, Service Fees, and the purposes for which such activities were performed and expenses incurred.


5. This Plan may be terminated at any time by vote of a majority of the Rule 12b-1 Trustees or by vote of a majority (as defined in the Act) of the outstanding voting Shares of a Series of the Fund.



6. This Plan may not be amended to increase materially the amount of compensation payable by a Series with respect to Class A, Class B or Class C Shares under paragraph 1 hereof unless such amendment is approved by a vote of at least a majority (as defined in the Act) of the outstanding voting Shares of that Class of Shares of the Series. No material amendment to the Plan shall be made unless approved in the manner provided in paragraph 2 hereof.


7. While this Plan is in effect, the selection and nomination of the Trustees who are not interested persons (as defined in the Act) of the Fund shall be committed to the discretion of the Trustees who are not such interested persons.


8. The Fund shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 4 hereof, for a period of not less than six years from the date of the Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

                       NUVEEN FLAGSHIP MULTISTATE TRUST I

                  Nuveen Flagship Arizona Municipal Bond Fund
                  Nuveen Flagship Florida Municipal Bond Fund

                Nuveen Flagship Pennsylvania Municipal Bond Fund

                  Nuveen Flagship Virginia Municipal Bond Fund

                      STATEMENT OF ADDITIONAL INFORMATION


     This Statement of Additional Information is not a prospectus. This Statement of Additional Information should be read in conjunction with the Joint Proxy Statement-Prospectus of the Nuveen Flagship Multistate Trust I (the "New
Trust") dated October   , 1996. The Joint Proxy Statement-Prospectus may be
obtained without charge by mailing a written request to the New Trust,
Attention: Secretary, 333 West Wacker Drive, Chicago, Illinois 60606 or by calling (800) 621-7227.



     The Statement of Additional Information for the Nuveen Multistate Tax-Free Trust dated May 31, 1996 and the Statement of Additional Information for the Flagship Tax Exempt Funds Trust dated September 26, 1996 accompany this Statement of Additional Information and are incorporated herein by reference.


                               TABLE OF CONTENTS


                                                                                            PAGE
Investment Policies and Investment Portfolio..............................................   S-2
Management................................................................................  S-20
Investment Adviser and Investment Management Agreement....................................  S-21
Portfolio Transactions....................................................................  S-22
Net Asset Value...........................................................................  S-23
Tax Matters...............................................................................  S-23
Performance Information...................................................................  S-29
Additional Information on the Purchase and Redemption of Fund Shares......................  S-32
Distribution and Service Plans............................................................  S-33
Independent Public Accountants and Custodian..............................................  S-34
Financial Statements......................................................................  S-35
Pro Forma Financial Information...........................................................   P-1
Annex A -- Ratings of Investments.........................................................   A-1
Annex B -- Statement of Additional Information -- Nuveen Trust............................   B-1
Annex C -- Statement of Additional Information -- Flagship Trust..........................   C-1



   THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS OCTOBER   , 1996.

                  INVESTMENT POLICIES AND INVESTMENT PORTFOLIO

INVESTMENT POLICIES

     The investment objective and certain fundamental investment policies of each Fund are described in the Prospectus. Each of the Funds, as a fundamental policy, may not, without the approval of the holders of a majority of the shares of that Fund:

           (1) Invest in securities other than Municipal Obligations and temporary investments, as those terms are defined in the Prospectus;

           (2) Borrow money, except from banks for temporary or emergency purposes and not for investment purposes and then only in an amount not exceeding (a) 10% of the value of its total assets at the time of borrowing or (b) one-third of the value of the Fund's total assets including the amount borrowed, in order to meet redemption requests which might otherwise require the untimely disposition of securities. While any such borrowings exceed 5% of such Fund's total assets, no additional purchases of investment securities will be made by such Fund. If due to market fluctuations or other reasons, the value of the Fund's assets falls below 300% of its borrowings, the Fund will reduce its borrowings within 3 business days. To do this, the Fund may have to sell a portion of its investments at a time when it may be disadvantageous to do so;

           (3) Pledge, mortgage or hypothecate its assets, except that, to secure borrowings permitted by subparagraph (2) above, it may pledge securities having a market value at the time of pledge not exceeding 10% of the value of the Fund's total assets;

           (4) Issue senior securities as defined in the Investment Company Act of 1940, except to the extent such issuance might be involved with respect to borrowings described under item (2) above or with respect to transactions involving futures contracts or the writing of options within the limits described in the Prospectus and this Statement of Additional Information;

           (5) Underwrite any issue of securities, except to the extent that the purchase of Municipal Obligations in accordance with its investment objective, policies and limitations, may be deemed to be an underwriting;

           (6) Purchase or sell real estate, but this shall not prevent any Fund from investing in Municipal Obligations secured by real estate or interests therein or foreclosing upon and selling such security;

           (7) Purchase or sell commodities or commodities contracts or oil, gas or other mineral exploration or development programs, except for transactions involving futures contracts within the limits described in the Prospectus and this Statement of Additional Information;

           (8) Make loans, other than by entering into repurchase agreements and through the purchase of Municipal Obligations or temporary investments in accordance with its investment objective, policies and limitations;

           (9) Make short sales of securities or purchase any securities on margin, except for such short-term credits as are necessary for the clearance of transactions;

          (10) Write or purchase put or call options, except to the extent that the purchase of a stand-by commitment may be considered the purchase of a put, and except for transactions involving options within the limits described in the Prospectus and this Statement of Additional Information;


          (11) Invest more than 25% of its total assets in securities of issuers in any one industry; provided, however, that such limitations shall not be applicable to Municipal Obligations issued by governments or political subdivisions of governments, and obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities; and



          (12) Purchase or retain the securities of any issuer other than the securities of the Fund if, to the Fund's knowledge, those trustees of the Trust, or those officers and directors of Nuveen Advisory Corp. ("Nuveen Advisory"), who individually own beneficially more than 1/2 of 1% of the outstanding securities of such issuer, together own beneficially more than 5% of such outstanding securities.



     In addition, the Arizona Fund and the Florida Fund each, as a fundamental policy, may not, without the approval of the holders of a majority of the shares of the Fund, invest more than 5% of its total assets in securities of any one issuer, except that this limitation shall not apply to securities of the United States government, its agencies and instrumentalities or to the investment of 25% of the Fund's assets.

     In addition, each of the Funds, as a non-fundamental policy, may not:



          (i) invest more than 15% of its net assets in "illiquid securities";
     and



          (ii) purchase more than 3% of the stock of another investment company or purchase stock of other investment companies equal to more than 5% of the Fund's total assets (valued at time of purchase) in the case of any one other investment company and 10% of such assets (valued at time of purchase) in the case of all other investment companies in the aggregate, except for securities acquired as part of a merger, consolidation or acquisition of assets.


     For the purpose of applying the limitations set forth in paragraph (11) above, an issuer shall be deemed the sole issuer of a security when its assets and revenues are separate from other governmental entities and its securities are backed only by its assets and revenues. Similarly, in the case of a non-governmental user, such as an industrial corporation or a privately owned or operated hospital, if the security is backed only by the assets and revenues of the non-governmental user, then such non-governmental user would be deemed to be the sole issuer. Where a security is also backed by the enforceable obligation of a superior or unrelated governmental entity or other entity (other than a bond insurer), it shall also be included in the computation of securities owned that are issued by such governmental or other entity.

     Where a security is guaranteed by a governmental entity or some other facility, such as a bank guarantee or letter of credit, such a guarantee or letter of credit would be considered a separate security and would be treated as an issue of such government, other entity or bank. Where a security is insured by bond insurance, it shall not be considered a security issued or guaranteed by the insurer; instead the issuer of such security will be determined in accordance with the principles set forth above. The foregoing restrictions do not limit the percentage of a Fund's assets that may be invested in securities insured by any single insurer.


     The foregoing restrictions and limitations, as well as the Funds' policies as to ratings of portfolio investments, will apply only at the time of purchase of securities, and the percentage limitations will not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of an acquisition of securities, unless otherwise indicated.


     The foregoing fundamental investment policies, together with the investment objective of each Fund, cannot be changed without approval by holders of a "majority of the Fund's outstanding voting shares." As defined in the Investment Company Act of 1940, this means the vote of (i) 67% or more of the Fund's shares present at a meeting, if the holders of more than 50% of the Fund's shares are present or represented by proxy, or (ii) more than 50% of the Fund's shares, whichever is less.


     The Trust is an open-end management series company under SEC Rule 18f-2. Each Fund is a separate series issuing its own shares. The Arizona and Florida Funds are "diversified" and the Virginia and Pennsylvania Funds are "non-diversified". Certain matters under the Investment Company Act of 1940 which must be submitted to a vote of the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each series affected by such matter.


PORTFOLIO SECURITIES

     As described in the Prospectus, each Fund invests primarily in Municipal Obligations that are issued within the Fund's respective state. In general, Municipal Obligations include debt obligations issued by states, cities and local authorities to obtain funds for various public purposes, including construction of a wide range of public facilities such as airports, bridges, highways, hospitals, housing, mass transportation, schools, streets and water and sewer works. Industrial development bonds and pollution control bonds that are issued by or on behalf of public authorities to finance various privately-rated facilities are included within the term Municipal Obligations if the interest paid thereon is exempt from federal income tax. Municipal Obligations in which each Fund will primarily invest are issued by that Fund's respective state and local authorities in that state, and bear interest that, in the opinion of bond counsel to the issuer, is exempt from federal income tax and from personal income tax imposed by the respective state.


     The investment assets of each Fund will consist of (1) Municipal Obligations which are rated at the time of purchase within the four highest grades (Baa or BBB or better) by Moody's Investors Service, Inc. ("Moody's"), by Standard and Poor's Corporation ("S&P") or by Fitch Investors Service, Inc. ("Fitch"), (2) unrated Municipal Obligations which, in the opinion of Nuveen Advisory, have credit characteristics equivalent to bonds rated within the four highest grades by Moody's, S&P or Fitch, with no fixed percentage limitations on these unrated Municipal Obligations; and (3) temporary investments as described below, the income from which may be subject to state income tax or to both federal and state income taxes.

     As described in the Prospectus, each Fund may invest in Municipal Obligations that constitute participations in a lease obligation or installment purchase contract obligation (hereafter collectively called "lease obligations") of a municipal authority or entity. Although lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to budget for, appropriate and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. Although nonappropriation lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. Each Fund will seek to minimize the special risks associated with such securities by only investing in those nonappropriation leases where Nuveen Advisory has determined that the issuer has a strong incentive to continue making appropriations and timely payment until the security's maturity. Some lease obligations may be illiquid under certain circumstances. Lease obligations provide a premium interest rate which along with regular amortization of the principal may make them attractive for a portion of the assets of the Funds.

     Obligations of issuers of Municipal Obligations are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the Federal Bankruptcy Reform Act of 1978. In addition, the obligations of such issuers may become subject to the laws enacted in the future by Congress, state legislatures or referenda extending the time for payment of principal and/or interest, or imposing other constraints upon enforcement of such obligations or upon municipalities to levy taxes. There is also the possibility that, as a result of legislation or other conditions, the power or ability of any issuer to pay, when due, the principal of and interest on its Municipal Obligations may be materially affected.

PORTFOLIO TRADING AND TURNOVER


     Each Fund will make changes in its investment portfolio from time to time in order to take advantage of opportunities in the municipal market and to limit exposure to market risk. A Fund may also engage to a limited extent in short-term trading consistent with its investment objective. Securities may be sold in anticipation of market decline or purchased in anticipation of market rise and later sold. In addition, a security may be sold and another of comparable quality purchased at approximately the same time to take advantage of what Nuveen Advisory believes to be a temporary disparity in the normal yield relationship between the two securities. A Fund may make changes in its investment portfolio in order to limit its exposure to changing market conditions. Changes in a Fund's investments are known as "portfolio turnover." While it is impossible to predict future portfolio turnover rates, each Fund's annual portfolio turnover rate is generally not expected to exceed 75%. However, each Fund reserves the right to make changes in its investments whenever it deems such action advisable, and therefore, a Fund's annual portfolio turnover rate may exceed 75% in particular years depending upon market conditions.


WHEN-ISSUED SECURITIES

     Each Fund may purchase and sell Municipal Obligations on a when-issued or delayed delivery basis. When-issued and delayed delivery transactions arise when securities are purchased or sold with payment and delivery beyond the regular settlement date. (When-issued transactions normally settle within 15-45 days.) On such transactions the payment obligation and the interest rate are fixed at the time the buyer enters into the commitment. The commitment to purchase securities on a when-issued or delayed delivery basis may involve an element of risk because the value of the securities is subject to market fluctuation, no interest accrues to the purchaser prior to settlement of the transaction, and at the time of delivery the market value may be less than cost. At the time a Fund makes the commitment to purchase a Municipal Obligation on a when-issued or delayed delivery basis, it will record the transaction and reflect the amount due and the value of the security in determining its net asset value. Likewise, at the time a Fund makes the commitment to sell a Municipal Obligation on a delayed delivery basis, it will record the transaction and include the proceeds to be received in determining its net asset value; accordingly, any fluctuations in the value of the Municipal Obligation sold pursuant to a delayed delivery commitment are ignored in calculating net asset value so long as the commitment remains in effect. The Fund will maintain designated readily marketable assets at least equal in value to commitments to purchase when-issued or delayed delivery securities, such assets to be segregated by the Custodian specifically for the settlement of such commitments. A Fund will only make commitments to purchase Municipal Obligations on a when-issued or delayed delivery basis with the intention of actually acquiring the securities, but each Fund reserves the right to sell these securities before the settlement date if it is deemed advisable. If a when-issued security is sold before delivery any gain or loss would not be tax-exempt. A Fund commonly engages in when-issued transactions in order to purchase or sell newly-issued Municipal Obligations, and may engage in delayed delivery transactions in order to manage its operations more effectively.

SPECIAL CONSIDERATIONS RELATING TO MUNICIPAL OBLIGATIONS OF DESIGNATED STATES

     Except for investments in temporary investments, each of the Funds will invest substantially all of its net assets in its respective state's Municipal Obligations. Each Fund is therefore more susceptible to political, economic or regulatory factors adversely affecting issuers of Municipal Obligations in its state. Brief summaries of these factors are contained in the Prospectus. Set forth below is additional information that bears upon the risk of investing in Municipal Obligations issued by public authorities in the states of currently offered Funds. This information was obtained from official statements of issuers located in the respective states as well as from other publicly available official documents and statements. The Funds have not independently verified any of the information contained in such statements and documents.

FACTORS PERTAINING TO ARIZONA

     As described above, except to the extent the Arizona Fund invests in temporary investments, the Arizona Fund will invest substantially all of its net assets in Arizona Municipal Obligations. The Arizona Fund is therefore susceptible to political, economic or regulatory factors affecting issuers of Arizona Municipal Obligations. The information set forth below is derived from official statements prepared in connection with the issuance of Arizona Municipal Obligations and other sources that are generally available to investors. The information is provided as general information intended to give a recent historical description and is not intended to indicate future or continuing trends in the financial or other positions of The State of Arizona (the "State"). This information has not been independently verified.

     There can be no assurance that future statewide or regional economic difficulties, and the resulting impact on State or local governmental finances generally, will not adversely affect the market value of Arizona Municipal Obligations held in the portfolio of the Arizona Fund or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

     General Economic Conditions. Arizona is the nation's sixth largest state in terms of area. Arizona's main economic/employment sectors include services, tourism and manufacturing. Mining and agriculture are also significant, although they tend to be more capital than labor intensive. Services is the single largest economic sector. Many of these jobs are directly related to tourism.

     The unemployment rate in Arizona for 1995 was 5.1% and for 1994 was 6.3% compared to a national rate of 5.6% in 1995 and 6.1% in 1994. Job growth may be adversely affected by the closing of a major air force base near Phoenix.

     Budgetary Process. Arizona operates on a fiscal year beginning July 1 and ending June 30. Fiscal year 1996 refers to the year ending June 30, 1996.

     Total General Fund revenues of $4.5 billion are expected during fiscal year 1996. Approximately 47% of this budgeted revenue comes from sales and use taxes, 35% from income taxes (both individual and corporate) and 4% from property taxes. All taxes total approximately $4.1 billion, or 92% of the General Fund revenues. Non-tax revenue includes items such as income from the state lottery, licenses, fees and permits, and interest.

     For fiscal year 1995, the budget called for expenditures of approximately $4.7 billion. These expenditures fell into the following major categories: education (52%), health and welfare (24%), protection and safety (4%), general government (15%) and inspection and regulation, natural resources, transportation and other (6%). The State's general fund expenditures for fiscal year 1996 are budgeted at approximately $4.5 billion. Fiscal year 1996's proposed expenditures fall into the following major categories: education (52%), health and welfare (23%), protection and safety (4%), general government (15%) and inspection and regulation, natural resources, transportation and other (6%). For fiscal year 1997, a general fund budget of $4.77 billion has been adopted.

     Most or all of the Arizona Municipal Obligations are not obligations of the State of Arizona and are not supported by the State's taxing powers. The particular source of payment and security for each of the Arizona Municipal Obligations is detailed in the instruments themselves and in related offering materials. There can be no assurances with respect to whether the market value or marketability of any of the Arizona Municipal Obligations issued by an entity other than the State of Arizona will be affected by financial or other conditions of the State or of any entity located within the State. In addition, it should be noted that the State of Arizona, as well as counties, municipalities, political subdivisions and other public authorities of the State, are subject to limitations imposed by

Arizona's Constitution with respect to ad valorem taxation, bonded indebtedness and other matters. For example, the State legislature cannot appropriate revenues in excess of 7% of the total personal income of the State in any fiscal year. These limitations may affect the ability of the issuers to generate revenues to satisfy their debt obligations.

     Local governments have experienced many of the same fiscal difficulties for many of the same reasons and, in several cases, have been prevented by Constitutional limitations on bonded indebtedness and declining assessed property values from securing necessary funds to undertake street, utility and other infrastructure expansions, improvements and renovations in order to meet the need of rapidly increasing populations. Maricopa County, Arizona has encountered financial difficulties related to declines in assessed property values and budgetary deficits and its general obligation bonds have received rating downgrades. Maricopa County, Arizona is analyzing various budget options to deal with its existing deficit.

     Although most of the Arizona Municipal Obligations are revenue obligations of local governments or authorities in the State, there can be no assurance that the fiscal and economic conditions referred to above will not affect the market value or marketability of the Arizona Municipal Obligations or the ability of the respective obligors to pay principal of and interest on the Arizona Municipal Obligations when due.

     On July 21, 1994, the Arizona Supreme Court rendered its opinion in Roosevelt Elementary School District Number 66, et al v.c. Dianne Bishop, et al (the "Roosevelt Opinion"). In this opinion, the Arizona Supreme Court held that the present statutory financing scheme for public education in the State of Arizona does not comply with the Arizona constitution. Subsequently, the Arizona School Boards Association, with the approval of the appellants and the appellees to the Roosevelt Opinion, and certain Arizona school districts, filed with the Arizona Supreme Court motions for clarification of the Roosevelt Opinion, specifically with respect to seeking prospective application of the Roosevelt Opinion. On July 29, 1994, the Arizona Supreme Court clarified the Roosevelt Opinion to hold that such opinion will have prospective effect only. The impact of the Roosevelt Opinion on Arizona school finances or budgets cannot be determined at this time.

     Taxpayers within another school district, Creighton Elementary School District No. 14 of Maricopa County, Arizona (the "Creighton District") have been granted a summary judgment by the Superior Court of Maricopa County on February 15, 1996, against the Creighton District to the effect that the outstanding principal amount of bonds theretofore issued by the Creighton District, together with premium received in connection with the issuance of such bonds, be treated as debt for constitutional and statutory debt limit purposes. A significant number of other Arizona school district have issued bonds with premiums and did not treat such premium as debt for purposes of applicable debt limitations. It is not known if the judgment against the Creighton District, when final, will result in similar applicability to other school districts or political subdivisions or will cause all or part of any premium to be subject to constitutional and statutory requirements other than debt limits, such as the requirement for voter authorization. Such judgment could potentially adversely impact the secondary market for Arizona school district bonds. Proposed legislation may affect the method of calculating outstanding debt and may affect the bonding capacity of all Arizona cities, towns, school districts and other political subdivisions.

     Certain other circumstances are relevant to the market value, marketability and payment of any hospital and health care revenue bonds in the Fund. The Arizona Legislature has in the past sought to enact health care cost control legislation. Certain other health care regulatory laws have expired. It is expected that the Arizona Legislature will at future sessions continue to attempt to adopt legislation concerning health care cost control and related regulatory matters. The effect of any such legislation or of the continued absence of any legislation restricting hospital bed increases and limiting new hospital construction on the ability of Arizona hospitals and other health care providers to pay debt service on their revenue bonds cannot be determined at this time.

     Arizona does not participate in the federally administered Medicaid program. Instead, the State administers an alternative program, AHCCCS, which provides health care to indigent persons meeting certain financial eligibility requirements through managed care programs. In fiscal year 1996, AHCCCS was financed approximately 61% by Federal funds, 28% by State funds and 11% by county funds.

     Under State law, hospitals retain the authority to raise rates with notification and review by, but not approval from, the Department of Health Services. Hospitals in Arizona have experienced profitability problems along with those in other states. At least two Phoenix based hospitals have defaulted on or reported difficulties in meeting their bond obligations during the past five years.

     Insofar as tax-exempt Arizona investor-owned public utility pollution control revenue bonds are concerned, the issuance of such bonds and the periodic rate increases needed to cover operating costs and debt service are generally subject to regulation by the Arizona Corporation Commission. On July 15, 1991, several creditors of Tucson Electric Power Company ("Tucson Electric") filed involuntary petitions under Chapter 11 of the U.S. Bankruptcy Code to force Tucson Electric to reorganize under the supervision of the bankruptcy court. On December 31, 1991, the Bankruptcy Court approved the utility's motion to dismiss the July petition after five months of negotiations between Tucson Electric and its creditors to restructure the utility's debt and other obligations. In December 1992, Tucson Electric announced that it had completed financial restructuring. In January 1993 Tucson Electric asked the Arizona Corporation Commission for a 9.3% average rate increase. The Arizona Corporation Commission approved a rate increase of 4.2%. Tucson Electric serves approximately 270,000 customers, primarily in the Tucson area. Inability of any regulated public utility to secure necessary rate increases could adversely affect, to an indeterminable extent, its ability to pay debt service on its pollution control revenue bonds.

FACTORS PERTAINING TO FLORIDA

     As described above, except to the extent the Florida Fund invests in temporary investments, the Florida Fund will invest substantially all of its net assets in Florida Municipal Obligations. The Florida Fund is therefore susceptible to political, economic or regulatory factors affecting issuers of Florida Municipal Obligations. The following information provides only a brief summary of some of the complex factors affecting the financial situation in Florida (the "State"). This information is derived from sources that are generally available to investors and is believed to be accurate. It is based in part on information obtained from various State and local agencies in Florida, some of which information is related to periods prior to the onset of the recent national recession, the effects of which are not necessarily reflected in the information. No independent verification has been made of the accuracy or completeness of the following information.

     There can be no assurance that current or future statewide or regional economic difficulties, and the resulting impact on State or local governmental finances generally, will not adversely affect the market value of Florida Municipal Obligations held in the portfolio of the Florida Fund or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

     State Economy. Florida's economy tracked the national economy through the recent national recession and subsequent recovery. While expected to decelerate in the near-term, the State's economy is predicted to continue to outperform the U.S. as a whole, driven by the service and trade sectors.


     Since 1986, the State's job creation rate was well over twice the rate for the nation as a whole. While the State's historically strong job growth rate weakened somewhat in the 1980's, the non-farm growth rate is projected at 3.1% in 1995-96, and 2.8% in 1996-97, reaching an average employment at the end of 1996-97 of 6.3 million. Trade and services account for more than half of total non-farm employment. Trade-related employment is expected to expand 3.1% in 1995-96 and 2.5% in 1996-97, while service sector employment is expected to increase 5.6% and 4.9% for the same periods. The State's unemployment rate is currently projected to be 5.9% in both 1995-96, and 1996-97.


     The State's economy has in the past been highly dependent on the construction industry and construction-related manufacturing. While this dependence has declined, construction remains an important sector. In 1995-96, single and multi-family housing starts are projected to reach a combined level of 117,500 units, but dropping to 108,900 in 1996-97.


     The important tourism sector is expected to decline 4.7% in 1995-96 although various important tourist destinations report recent growth. 4.5% growth is projected for 1996-97. In addition to lingering crime concerns, analysts have pointed to "product maturity" of a Florida vacation package, higher prices, and increasing competition from other resort areas to explain the recent decline.



     For 1995, the State's per capita personal income of $22,916 was slightly above the national average of $22,788, and significantly ahead of that for the southeastern United States, which was $20,645. Real personal income per capita is expected to increase 2.9% in 1995-1996 and 1.9% in 1996-97 while real personal income is expected to grow 4.7% in 1995-96 and 3.8% in 1996-97.


     State Budget. In fiscal year 1994-95, approximately 66% of the State's total direct revenue to its operating funds was derived from State taxes, with Federal grants and other special revenue accounting for the balance. State sales and use tax, corporate income tax, intangible personal property tax and beverage tax amounted to 67%, 7%, 4% and 4%, respectively, of total receipts by the General Revenue Fund during fiscal 1994-95. In that same year, expenditures for education, health and welfare and public safety amounted to 49%, 32% and 11%, respectively, of total expenditures from the General Revenue Fund. At the end of fiscal 1994, $6.1 billion in principal amount of debt secured by the full faith and credit of the State was outstanding. As of August 7, 1996, Florida's outstanding full faith and credit obligations totalled approximately $10.3 billion.


     1995-96 fiscal year. Currently estimated available revenues (estimated revenues, plus the balance forwarded from 1994-95, transfers from other accounts and other miscellaneous amounts) are approximately $15.3 billion, an increase of 3.3% over comparable 1994-95 figures. Estimated (revised) revenues of approximately $14.5 billion represent an increase of 6.5% over comparable 1994-95 figures. Total effective appropriations for 1995-96 are $14.8 billion, an increase of 3.5% over comparable 1994-95 figures.


     1996-97 fiscal year. Preliminary estimated available revenues are now set at $16.1 billion, an increase of 5.1% over comparable 1995-96 figures. Governor Chiles has proposed his fiscal 1997-98 budget at $39.6 billion, without new tax revenue. This represents a 1.0% increase over 1995-96. A supplemental budget recommendation from the Governor has withdrawn approximately $58 million in increased business fees included in the earlier proposal.


     Revenue Generating Measures. Florida's Constitution allows the issuance of full faith and credit bonds generally only upon approval of the electorate and in an aggregate amount not exceeding 50% of the State's total tax revenues for the preceding two years. A number of exceptions to the election requirement have been enacted, allowing the issuance of full faith and credit bonds in addition to a primary pledge of a separately identifiable revenue source for certain uses such as road and bridge projects, education and environmental facilities and projects.

     In 1987, the State Legislature passed a major revenue enhancement bill resulting in the largest tax increase in State history. In order to balance the budget, as required by the State's Constitution, a 5% sales tax was imposed on nearly all services sold or used in the State. However, the tax was challenged by numerous national groups and repealed, effective January 1, 1988. At the same time the tax was replaced by a one cent ($.01) increase, from 5% to 6%, in the general sales tax on goods and rentals. The one cent ($.01) increase became effective February 1, 1988. The sales and use tax currently accounts for the State's single largest source of tax receipts. For the fiscal year ended June 30, 1995, sales and use tax receipts (exclusive of the tax on gasoline and special fuels) totalled approximately $10.7 billion, an increase of approximately 6.0% from fiscal year 1993-94.

     In 1992, Florida voters approved a new constitutional amendment that limits homestead (residential) property tax increases to the lower of 3% per year or the increase in the consumer price index, until the next transfer of ownership of the property. The cap took effect January 1, 1994, and could have an adverse effect on local revenues, which are largely dependent on the property tax for operating funds. Whether this measure will have any adverse effect on municipal obligations is not known at this time.

     In 1994, Florida voters approved another amendment to the Florida Constitution which will limit the rate of growth of general state revenues beginning in 1995 to the growth rate of personal income in Florida. If more revenue is collected than permitted by the limit, the excess will be placed in the "Budget Stabilization Fund" unless, the Legislature decides otherwise by a two-thirds vote of both houses. The revenue limit is determined by multiplying the average annual growth rate in Florida personal income over the previous five years by the maximum amount permitted under the cap of the previous year. The amendment does not limit the imposition of any tax nor does it repeal any existing tax levy. It also has no direct impact on local taxation, but it may affect the sharing of state revenues with local governments.

     Another 1994 Florida constitutional amendment limits the application of the "single subject" requirement used by the courts to test citizen initiative constitutional proposals. Under the amendment, citizens' initiatives seeking to limit the ability of government to increase taxes or otherwise raise revenue are exempt from the single-subject restriction of the Florida Constitution. This amendment will probably encourage further efforts to limit and cap the government's revenue generating power.


     In 1988, the State began its own lottery. State law requires that lottery revenues be distributed 50% to the public in prizes, 38% for use in enhancing education, and the balance, 12%, to retailers as commission for their services and for administration of the lottery. While Florida's lottery remains in the top five state lotteries, annual ticket sales have flattened at slightly less than $2.2 billion; sales rose slightly in 1994-95 to approximately $2.19 billion, but fell 3% in 1995-96. Education has been receiving in excess of $800 million per year from lottery sales.


     Litigation. Currently under litigation are several issues relating to State actions or State taxes that put at risk substantial amounts of General Revenue Fund monies. Accordingly, there is no assurance that the resolution of any of such matters, individually or in the aggregate, will not have a material adverse effect on the State's financial position. This discussion omits any case for which the State's estimate of exposure is less than $50 million.

     The Florida Supreme Court recently declared unconstitutional the $295 "impact fee" on cars purchased out of state and registered in Florida. Void from its inception in 1990, the total cost to the state is estimated to be in excess of $180 million in real dollars being refunded plus losses of estimated revenue collections through the next fiscal year.

     The State recently settled virtually all pending lawsuits challenging certain premium taxes imposed on certain motor vehicle service agreement companies. The one remaining case is estimated to have a potential refund exposure of approximately $150 million.

     A challenge to the Florida intangible tax law, which currently raises over $783 million per year, was recently resolved by a per curiam affirmance by the United States Supreme Court of a Florida court decision upholding the tax. Other challenges to that tax, involving refund claims in excess of $25 million for later years, are now proceeding.

     The State was challenged on its imposition of a gross receipts tax on hospitals. The trial court denied the plaintiffs' refund request and upheld the tax. An appeal is pending. The Florida Agency for Health Care Administration has now calculated the cost to the State of an unfavorable result as approximately $116 million.

     The State has been involved in litigation relating to the implementation of a Department of Health and Rehabilitative Services computer system. While the trial court's dismissal of DHRS' motion to dismiss was pending appeal, the parties jointly submitted the case to a Special Master, who recommended against DHRS. If the appeal by DHRS is unsuccessful, the exposure to the State, including accrued interest, is estimated at $50 million.

     The constitutionality of the Public Medical Assistance Trust Fund's annual assessment on revenue of certain out-patient facilities has been challenged. An unfavorable outcome could expose the State to refund claims estimated at $70 million.

     State Bond Rating. The State maintains a bond rating of Aa and AA from Moody's and S&P, respectively, on the majority of its general obligation bonds, although the rating of a particular series of revenue bonds relates primarily to the project, facility or other revenue source from which such series derives funds for repayment. See "Investment Objectives and Policies--Municipal Obligations." It should also be noted that the creditworthiness of obligations issued by local Florida issuers may be unrelated to the creditworthiness of obligations issued by the State of Florida, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default. At least one analyst has predicted that various fiscal factors, including over-reliance on tourism, aging population, high crime rate, and an unrealistic tax system, will combine to cause a drop in these ratings to the A level by the end of the decade.

     Other Issuers of Florida Municipal Obligations. There are a number of state agencies, instrumentalities and political subdivisions of the State that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of obligations backed by the full faith and credit of the State.

FACTORS PERTAINING TO PENNSYLVANIA

     As described above, except to the extent the Pennsylvania Fund invests in temporary investments, the Pennsylvania Fund will invest substantially all of its net assets in Pennsylvania Municipal Obligations. The Pennsylvania Fund is therefore susceptible to political, economic or regulatory factors affecting issuers of Pennsylvania Municipal Obligations. Without intending to be complete, the following briefly summarizes some of these difficulties and the current financial situation, as well as some of the complex factors affecting the financial situation in the Commonwealth of Pennsylvania (the "Commonwealth" or "Pennsylvania"). It is derived from sources that are generally available to investors and is based in part on information obtained from various agencies in the Commonwealth. No independent verification has been made of the accuracy or completeness of the following information.

     Prospective investors should consider the financial difficulties and pressures which the Commonwealth and certain of its municipal subdivisions have undergone. Both the Commonwealth and the City of Philadelphia have historically experienced significant revenue shortfalls. There can be no assurance that current or future statewide or regional economic difficulties, and the resulting impact on State or local governmental finances generally, will not adversely affect the market value of Pennsylvania Municipal Obligations held in the portfolio of the Pennsylvania Fund or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

     State Economy. Pennsylvania has been historically identified as a heavy-industry state although that reputation has changed recently as the industrial composition of the Commonwealth diversified when the coal, steel and railroad industries began to decline. The major new sources of growth in Pennsylvania are in the service sector, including trade, medical and the health services, education and financial institutions. Pennsylvania's agricultural industries are also an important component of the Commonwealth's economic structure, accounting for more than $3.6 billion in crop and livestock products annually while agribusiness and food related industries support $39 billion in economic activity annually.

     Employment within the Commonwealth increased steadily from 1984 to 1990. From 1991 to 1994, employment in the Commonwealth declined 1.2%. The change in employment experienced in the Commonwealth during such periods is comparable to the change in employment in the Middle Atlantic region of the United States. Non-manufacturing employment in the Commonwealth has increased steadily since 1980 to its 1994 level of 82.0% of total Commonwealth employment. Manufacturing, which contributed 18.0% of 1994 non-agricultural employment, has fallen behind both the services sector and the trade sector as the largest single source of employment within the Commonwealth. In 1994, the services sector accounted for 29.9% of all non-agricultural employment in the Commonwealth while the trade sector accounted for 22.9%.

     The Commonwealth recently experienced a slowdown in its economy. Moreover, economic strengths and weaknesses vary in different parts of the Commonwealth. In general, heavy industry and manufacturing have been facing increasing competition from foreign producers. During 1995, the annual average unemployment rate in Pennsylvania was 5.9% compared to 5.6% for the United States. For January 1996 the unadjusted unemployment rate was 6.7% in the Commonwealth and 6.3% in the United States, while the seasonally adjusted unemployment rate for the Commonwealth was 6.1% and for the United States was 5.8%.

     State Budget. The Commonwealth operates under an annual budget that is formulated and submitted for legislative approval by the Governor each February. The Pennsylvania Constitution requires that the Governor's budget proposal consist of three parts: (i) a balanced operating budget setting forth proposed expenditures and estimated revenues from all sources and, if estimated revenues and available surplus are less than proposed expenditures, recommending specific additional sources of revenue sufficient to pay the deficiency; (ii) a capital budget setting forth proposed expenditures to be financed from the proceeds of obligations of the Commonwealth or its agencies or from operating funds; and
(iii) a financial plan for not less than the succeeding five fiscal years, including for each year projected operating expenditures and estimated revenues and projected expenditures for capital projects. The General Assembly may add, change or delete any items in the budget prepared by the Governor, but the Governor retains veto power over the individual appropriations passed by the legislature. The Commonwealth's fiscal year begins on July 1 and ends on June 30.

     All funds received by the Commonwealth are subject to appropriation in specific amounts by the General Assembly or by executive authorization by the Governor. Total appropriations enacted by the General Assembly may not exceed the ensuing year's estimated revenues, plus (less) the unappropriated fund balance (deficit) of the preceding year, except for constitutionally authorized debt service payments. Appropriations from the principal operating funds of the Commonwealth (the General Fund, the Motor License Fund and the State Lottery
Fund) are generally made for one fiscal year and are returned to the unappropriated surplus of the fund if not spent or encumbered by the end of the fiscal year. The Constitution specifies that a surplus of operating funds at the end of a fiscal year must be appropriated for the ensuing year.

     Pennsylvania uses the "fund" method of accounting for receipts and disbursements. In the Commonwealth, over 150 funds have been established by legislative enactment or in certain cases by administrative action for the purpose of recording the receipt and disbursement of monies received by the Commonwealth. Annual budgets are adopted each fiscal year for the principal operating funds of the Commonwealth and several other special revenue funds. Expenditures and encumbrances against these funds may only be made pursuant to appropriation measures enacted by the General Assembly and approved by the Governor. The General Fund, the Commonwealth's largest fund, receives all tax revenues, non-tax revenues and federal grants and entitlements that are not specified by law to be deposited elsewhere. The majority of the Commonwealth's operating and administrative expenses are payable from the General Fund. Debt service on all bond indebtedness of the Commonwealth, except that issued for highway purposes or for the benefit of other special revenue funds, is payable from the General Fund.

     Financial information for the principal operating funds of the Commonwealth are maintained on a budgetary basis of accounting, which is used for the purpose of ensuring compliance with the enacted operating budget. The Commonwealth also prepares annual financial statements in accordance with generally accepted accounting principles ("GAAP"). Budgetary basis financial reports are based on a modified cash basis of accounting as opposed to a modified accrual basis of accounting prescribed by GAAP. Financial information is adjusted at fiscal year-end to reflect appropriate accruals for financial reporting in conformity with GAAP.

     Recent Financial Results. From fiscal 1984, when the Commonwealth first prepared its financial statements on a GAAP basis, through fiscal 1989, the Commonwealth reported a positive unreserved-undesignated fund balance for its governmental fund types at each fiscal year end. Slowing economic growth during 1990, leading to a national economic recession beginning in fiscal 1991, reduced revenue growth and increased costs of certain governmental programs and contributed to negative unreserved-undesignated fund balances at the end of the 1990 and 1991 fiscal years. The negative unreserved-undesignated fund balance was due largely to operating deficits in the General Fund and the State Lottery Fund during those fiscal years. Actions taken during fiscal 1992 to bring the General Fund back into balance, including tax increases and expenditure restraints, resulted in a $1.1 billion reduction to the unreserved-undesignated fund deficit for combined governmental fund types and a return to a positive fund balance. Financial performance continued to improve during the 1993 and 1994 fiscal years. The fund balance for the governmental fund types increased from $1,692.8 million on June 30, 1993, as restated, to $1,982.0 million on June 30, 1994, an increase of $289.2 million. An unreserved-undesignated fund balance of $334.7 million was recorded for fiscal 1994 year end.

     The Commonwealth experienced a $454 million General Fund deficit as of the end of its 1991 fiscal year. The deficit reflected higher than budgeted expenditures, below-estimate economic activity and growth rates of economic indicators and total tax revenue shortfalls below those assumed in the enacted budget. Rising demands on state programs caused by the economic recession, particularly for medical assistance and cash assistance programs, and the increased costs of special education programs and correction facilities and programs, contributed to increased expenditures in fiscal 1991, while tax revenues for the 1991 fiscal year were severely affected by the economic recession. Total corporation tax receipts and sales and use tax receipts during fiscal 1991 were, respectively, 7.3 percent and 0.9 percent below amounts collected during fiscal 1990. Personal income tax receipts also were affected by the recession but not to the extent of the other major General Fund taxes, increasing only 2.0 percent over fiscal 1990 collections. A number of actions were taken throughout the fiscal year by the Commonwealth to mitigate the effects of the recession on budget revenues and expenditures. The Commonwealth initiated a number of cost-saving measures, including the firing of 2,000 state employees, deferral of paychecks and reduction of funds to state universities, which resulted in approximately $871 million cost savings.

     Actions taken during fiscal 1992 to bring the General Fund budget back into balance, including tax increases and expenditure restraints, resulted in a $1.1 billion reduction for the unreserved-undesignated fund deficit for combined governmental fund types and a return to a positive fund balance. Total general fund revenues for fiscal 1992 were $14,516.8 million which is approximately 22 percent higher than fiscal 1991 revenues of $11,877.3 million due in large part to tax increases. The increased revenues funded substantial increases in education, social services and corrections programs. As a result of the tax increases and certain appropriation lapses, fiscal 1992 ended with an $8.8 million surplus after having started the year with an unappropriated balance deficit of $454 million.

     Fiscal 1993 closed with revenues higher than anticipated and expenditures approximately as projected, resulting in an ending unappropriated balance surplus of $242.3 million. A deduction in the personal income tax rate in July 1992 and the one-time receipt of revenues from retroactive corporate tax increases in fiscal 1992 were responsible, in part, for the low growth in fiscal 1993.

     Financial performance continued to improve during fiscal 1994. Commonwealth revenues during the 1994 fiscal year totaled $15,210.7 million, $38.6 million above the fiscal year estimate, and 3.9 percent over Commonwealth revenues during the 1993 fiscal year. The sales tax was an important contributor to the higher than estimated revenues. The strength of collections from the sales tax offset the lower than budgeted performance of the personal income tax that ended the 1994 fiscal year $74.4 million below estimate. The shortfall in the personal income tax was largely due to shortfalls in income not subject to withholding such as interest, dividends and other income. Expenditures, excluding pooled financing expenditures and net of all fiscal 1994 appropriation lapses, totaled $14,934.4 million representing a 7.2 percent increase over fiscal 1993 expenditures. Medical assistance and prisons spending contributed to the rate of spending growth for the 1994 fiscal year. The Commonwealth maintained an operating balance on a budgetary basis for fiscal 1994 producing a fiscal year ending unappropriated surplus of $335.8 million.

     Commonwealth revenues for the 1995 fiscal year were above estimate and exceeded fiscal year expenditures and encumbrances. Fiscal 1995 was the fourth consecutive fiscal year the Commonwealth reported an increase in the fiscal year-end unappropriated balance. Prior to reserves for transfer to the Tax Stabilization Reserve Fund, the fiscal 1995 closing unappropriated surplus was $540.0 million, an increase of $204.2 million over the fiscal 1994 closing unappropriated surplus prior to transfers. Commonwealth revenues during the 1995 fiscal year were $459.4 million, 2.9 percent, above the estimate of revenues used at the time the 1995 fiscal year budget was enacted. Corporation taxes contributed $329.4 million of the additional receipts largely due to higher receipts from the corporate net income tax. Fiscal 1995 revenues from the corporate net income tax were 22.6 percent over collections in fiscal 1994 and include the effects of the reduction of the tax rate from 12.25 percent to 11.99 percent that became effective with tax years beginning on and after January 1, 1994. The sales and use tax and miscellaneous revenues also showed strong year-over-year growth that produced above-estimate revenue collections. Sales and use tax revenues were $5,526.9 million, $128.8 million above the enacted budget estimate and 7.9 percent over fiscal 1994 collections. Tax receipts from both motor vehicle and non-motor vehicle sales contributed to the higher collections. Miscellaneous revenue collections for fiscal 1995 were $183.5 million, $44.9 million above estimate and were largely due to additional investment earnings, escheat revenues and other miscellaneous revenues.

     Fiscal 1996 Budget. On June 30, 1995, the Governor signed a $16.2 billion general fund budget, an increase of approximately 2.7 percent over the total appropriations from Commonwealth revenues in the fiscal 1995 budget. The appropriations increase for fiscal 1996 is one of the lowest rates in recent years. Areas receiving the largest budgetary increases are medical assistance and basic education. In addition, the budget accelerated corporate net income tax rate reductions eliminated the inheritance tax paid by a surviving spouse on jointly owned property, and made other business tax reductions.

     Fiscal 1997 Budget. On February 6, 1996, the Governor submitted to the General Assembly his fiscal 1997 budget that proposes $31.761 billion in total spending including a $16.19 billion General Fund budget, a 0.2% decrease from the fiscal 1996 budget. The proposed fiscal 1997 budget represents the first time since 1970 that a Pennsylvania Governor has proposed a budget with less spending than the prior year. The proposed fiscal 1997 budget contains modest business tax reductions.

     Debt Limits and Outstanding Debt. The Constitution of Pennsylvania permits the issuance of the following types of debt: (i) debt to suppress insurrection or rehabilitate areas affected by disaster; (ii) electorate approved debt; (iii) debt for capital projects subject to an aggregate outstanding debt limit of 1.75 times the annual average tax revenues of the preceding five fiscal years; and
(iv) tax anticipation notes payable in the fiscal year of issuance.

     Under the Pennsylvania Fiscal Code, the Auditor General is required annually to certify to the Governor and the General Assembly certain information regarding the Commonwealth's indebtedness. According to the February 29, 1996 Auditor General certificate, the average annual tax revenues deposited in all funds in the five fiscal years ended June 30, 1995 was approximately $17.7 billion, and, therefore, the net debt limitation for the 1996 fiscal year is $30.9 billion. Outstanding net debt totaled $3.9 billion at June 30, 1995, approximately equal to the net debt at June 30, 1994. At February 29, 1996, the amount of debt authorized to be issued, but not yet incurred was $16.5 billion.

     Outstanding general obligation debt totaled $5,045.4 million at June 30, 1995, a decrease of $30.4 million from June 30, 1994. Over the ten-year period ending June 30, 1995, total outstanding general obligation debt increased at an annual rate of 1.1 percent. Within the most recent five-year period, outstanding general obligation debt has grown at an annual rate of 1.7 percent.

     Debt Ratings. All outstanding general obligation bonds of the Commonwealth are rated AA- by S&P and A1 by Moody's.

     City of Philadelphia. The City of Philadelphia is the largest city in the Commonwealth with an estimated population of 1,585,577, according to the 1990 census. Philadelphia experienced a series of general fund deficits for fiscal years 1988 through 1992 which have culminated in the City's present serious financial difficulties. In its 1992 Comprehensive Annual Financial Report, the City reported a cumulative general fund deficit of $71.4 million for fiscal year 1992.

     In June 1991, the Pennsylvania legislature established the Pennsylvania Intergovernmental Cooperation Authority ("PICA"), a five-member board to assist Philadelphia in remedying fiscal emergencies. PICA is designed to provide assistance through the issuance of funding debt and to make factual findings and recommendations to Philadelphia concerning its budgetary and fiscal affairs. The legislation empowers PICA to issue notes and bonds on behalf of Philadelphia, and also authorizes Philadelphia to levy a one-percent sales tax, the proceeds of which would be used to pay off the bonds. In return for PICA's fiscal assistance, Philadelphia is required, among other things, to establish five-year financial plans that include balanced annual budgets. Under the legislation, if Philadelphia does not comply with such requirements, PICA may withhold bond revenues and certain state funding. At this time, the City is operating under a five-year fiscal plan approved by PICA on April 17, 1995. Technical modifications were made to that plan as of July 12, 1995 and the revised plan, incorporating such technical modifications, was approved by PICA on July 18, 1995. As of November 15, 1995, PICA has issued approximately $1,418.7 million of its Special Tax Revenue Bonds.

     No further PICA bonds are to be issued by PICA for the purpose of financing a capital project or deficit as the authority for such bond sales expired on December 31, 1994. PICA's authority to issue debt for the purpose of financing a cash flow deficit expires on December 31, 1996. Its ability to refund existing outstanding debt is unrestricted.

     In January 1993, Philadelphia anticipated a cumulative general fund budget deficit of $57 million for the 1993 fiscal year. In response to the anticipated deficit, the Mayor unveiled a financial plan eliminating the budget deficit for the 1993 budget year through significant service cuts that included a plan to privatize certain city-provided services. Due to an upsurge in tax receipts, cost-cutting and additional PICA borrowings, Philadelphia completed the 1993 fiscal year with a balanced general fund budget. The audit findings for fiscal year 1993 show a cumulative general fund surplus of approximately $3 million for the fiscal year ended June 30, 1993.

     In January 1994, the Mayor proposed a $2.3 billion city general fund budget that included no tax increases, no significant service cuts and a series of modest health and welfare program increases. At that time, the Mayor also unveiled a $2.2 billion program (the "Philadelphia Economic Stimulus Program") designed to stimulate Philadelphia's economy and stop the loss of 1,000 jobs a month. In its 1994 Comprehensive Annual Financial Report, Philadelphia reported a cumulative general fund surplus of approximately $15.4 million for the fiscal year ended June 30, 1994, up from approximately $3 million as of June 30, 1993. Philadelphia's preliminary unaudited General Fund financial statements at June 30, 1995 project a surplus approximating $59.6 million.

     S&P's rating on Philadelphia's general obligation bonds is BBB-. Moody's rating is currently Baa.

     Litigation. The Commonwealth is a party to numerous lawsuits in which an adverse final decision could materially affect the Commonwealth's governmental operations and consequently its ability to pay debt service on its obligations. The Commonwealth also faces tort claims made possible by the limited waiver of sovereign immunity effected by Act 152, approved September 28, 1978, as amended. Under Act 152, damages for any loss are limited to $250,000 per person and $1 million for each accident.

     Other Issuers of Pennsylvania Municipal Obligations. There are a number of state agencies, instrumentalities and political subdivisions of the Commonwealth that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of obligations backed by the full faith and credit of the Commonwealth.

FACTORS PERTAINING TO VIRGINIA

     As described above, except to the extent the Virginia Fund invests in temporary investments, the Virginia Fund will invest substantially all of its net assets in Virginia Municipal Obligations. The Virginia Fund is therefore susceptible to political, economic or regulatory factors affecting issuers of Virginia Municipal Obligations. Without intending to be complete, the following briefly summarizes some of these difficulties and the current financial situation, as well as some of the complex factors affecting the financial situation, in the Commonwealth of Virginia (the "Commonwealth" or "Virginia"). It is derived from sources that are generally available to investors and is based in part on information obtained from various agencies in Virginia. No independent verification has been made of the accuracy or completeness of the following information.

     There can be no assurance that current or future statewide or regional economic difficulties, and the resulting impact on State or local governmental finances generally, will not adversely affect the market value of Virginia Municipal Obligations held in the portfolio of the Virginia Fund or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

     The Commonwealth's financial condition is supported by a broad-based economy, including manufacturing, tourism, agriculture, ports, mining and fisheries. Manufacturing continues to be a major source of employment, ranking behind only services, wholesale and retail trade, and government (federal, state and local). Defense activity is an important component of Virginia's economy. The Commonwealth accounted for 9.6 percent of all military and civilian U.S. Department of Defense (DOD) employees and ranked first in per capita defense spending in federal fiscal year 1994, while ranking second in total defense spending. Northern Virginia and the Hampton Roads area accounted for 91.5 percent of DOD employment in Virginia in 1994. However, for federal fiscal year 1994, total DOD employment in Virginia decreased 2.2 percent from the previous year and can be expected to continue to decline as previously announced base closures are implemented and the military downsizes.

     Economic growth continued in fiscal year 1995, mimicking neither the boom of the late 1980's nor the 1990-1991 recession. Personal income continued to rise in real terms during the first three quarters of the fiscal year but at only 1.1 percent in the first quarter of calendar year 1995. Employment continued to give brighter news and unemployment dropped to 4.7 percent compared to the national rate of 5.7 percent. While recent decisions by large private firms to locate or expand in Virginia provide encouragement, additional company downsizings and defense cutbacks have now been joined by the prospect of major cuts in federal employment as threats to the Commonwealth's economic health.

     Personal income figures for Virginia have generally followed national trends. Changes in the Commonwealth personal income were generally higher than the U.S. figures in the 1980's. Since then, the Commonwealth and the nation have grown at similar rates. Virginia's per capita income of $22,501 for 1994 was 104 percent of the national figure, as in the previous two years. At 106 percent of the South Atlantic region's per capita income for both 1993 and 1994, the ratio remains lower than at any other time since 1980.

     Virginia's nonagricultural employment has also reflected that of the national economy. For fiscal year 1994 Virginia's nonagricultural employment rose 2.3 percent, as did U.S. employment; however, the rate of growth was less than the Commonwealth's 2.9 percent rate for the previous year. Total nonagricultural employment for Virginia in June 1995 was a record high. During the 1980's, the Commonwealth growth rate outpaced the nation, but since then it has been close to the national average. The South Atlantic region continued to outpace Virginia in growth of nonagricultural employment and seemed to be widening the gap.

     The unemployment picture brightened in Virginia in fiscal year 1995. For the first 10 months of 1994, Virginia's unemployment rate of 5 percent was 21 percent below the national average of 6.3 percent. Virginia's unemployment rate has typically been one of the lowest in the nation, largely as a result of the balance found in Virginia's economy, and has remained consistently below the national rate. Rates of unemployment in excess of 9 percent were found in southwest Virginia where mining jobs have been lost and the lowest unemployment rates were seen in the Northern Virginia, Charlottesville and Richmond areas at under 4 percent.

     Employment trends in Virginia have varied from sector to sector. The growth patterns were similar to those in fiscal year 1994. Employment grew in seven of ten sectors. This past fiscal year's growth was led by a 6.3 percent employment jump in the construction sector and 5.4 percent in services. Federal civilian employment slipped 2.3 percent, the result of continued defense cutbacks and an effort to downsize. The drop in mining employment accelerated to 9.8 percent from 7.7 percent in the previous year. Manufacturing has lost 25,100 jobs during the five-year period beginning in 1991, emphasizing dramatic evidence of the shift to a service economy from a goods-producing one. Employment trends also varied among regions. All of the Commonwealth's metropolitan statistical areas showed increased employment from fiscal year 1994 to fiscal year 1995, ranging from .7 percent to 4.3 percent, with most employment increases being experienced in metropolitan areas.

     While Virginia has nearly completed an economic recovery from the 1990-91 recession, its period of eclipsing national and South Atlantic regional economic outcomes may be over. In both measures of income and particularly of employment the South Atlantic region seems to be gaining. Virginia continues to lead the U.S. as a whole in per capita income but no longer exceeds the nation in year-to-year changes in income and level of employment. The implementation of announced defense cutbacks, the duration of the period of economic growth, and the impact of potential cuts in federal spending are continuing sources of concern. Dependence of Virginia's international trade upon tobacco exports is worrisome for the long term. Growing interest in Virginia by major corporations as a site for new facilities is the brightest hope for the future of the state economy.

     The Commonwealth of Virginia has historically operated on a fiscally conservative basis and is required by its Constitution to have a balanced biennial budget. At the end of the June 30, 1995 fiscal year, the General Fund had an ending fund balance, computed on a budgetary cash basis, of $350.7 million, of which $151.6 million was in required reserves. $199.1 million of the general fund balance was designated for expenditure during the next fiscal year, leaving no undesignated, unreserved fund balance. This is the first year since fiscal year 1991 that there has not been an undesignated fund balance at year end. Computed on a modified accrual basis in accordance with generally accepted accounting principles, the General Fund balance at the end of the fiscal year ended June 30, 1995, was negative $86.4 million, compared with a General Fund balance of $185.3 million at the end of the fiscal year ended June 30, 1994. The fiscal year 1995 deficit in the General Fund is the result of a settlement and subsequent ruling by the Virginia Supreme Court in the case of Harper v. Department of Taxation relating to the tax treatment of federal retirees' benefits.

     As of June 30, 1995, total debt of the Commonwealth aggregated $9.3 billion. Of that amount, $2.7 billion was tax-supported. Outstanding general obligation debt backed by the full faith and credit of the Commonwealth was $963 million at June 30, 1995. Of that amount, $524 million was also secured by revenue producing capital projects.

     The Virginia Constitution contains limits on the amount of general obligation bonds which the Commonwealth can issue. These limits are substantially in excess of current levels of outstanding bonds, and at June 30, 1995 would permit an additional total of approximately $6.0 billion of bonds secured by revenue-producing projects and approximately $6.1 billion of unsecured general obligation bonds for capital projects, with not more than approximately $1.0 billion of the latter to be issued in any four-year period. Bonds which are not secured by revenue-producing projects must be approved in a state-wide election.

     The Commonwealth of Virginia maintains a AAA bond rating from Standard & Poor's Corporation, Moody's Investors Service and Fitch Investors Service on its general obligation indebtedness, reflecting in part its sound fiscal management, diversified economic base and low debt ratios. There can be no assurances that these conditions will continue. Nor are these same conditions necessarily applicable to securities which are not general obligations of the Commonwealth. Securities issued by specific municipalities, governmental authorities or similar issuers may be subject to economic risks or uncertainties peculiar to the issuers of such securities or the sources from which they are to be paid, and the credit quality of the securities issued by them may vary considerably from the credit quality of obligations backed by the full faith and credit of the Commonwealth.

CONSIDERATIONS RELATING TO FINANCIAL FUTURES AND OPTION CONTRACTS


     Each of the Funds may purchase and sell financial futures contracts, options on financial futures or related options for the purpose of hedging its portfolio securities against declines in the value of such securities, and to hedge against increases in the cost of securities the Fund intends to purchase. To accomplish such hedging, a Fund may take an investment position in a futures contract or in an option which is expected to move in the opposite direction from the position being hedged. Futures or options utilized for hedging purposes would either be based on an index of long-term Municipal Obligations (i.e., those with remaining maturities averaging 15-30 years) or relate to debt securities whose prices are anticipated by Nuveen Advisory to correlate with the prices of the Municipal Obligations owned by a Fund. The sale of financial futures or the purchase of put options on financial futures or on debt securities or indexes is a means of hedging against the risk that the value of securities owned by a Fund may decline on account of an increase in interest rates, and the purchase of financial futures or of call options on financial futures or on debt securities or indexes is a means of hedging against increases in the cost of the securities a Fund intends to purchase as a result of a decline in interest rates. Writing a call option on a futures contract or on debt securities or indexes may serve as a hedge against a modest decline in prices of Municipal Obligations held in a Fund's portfolio, and writing a put option on a futures contract or on debt securities or indexes may serve as a partial hedge against an increase in the value of Municipal Obligations a Fund intends to acquire. The writing of such options provides a hedge to the extent of the premium received in the writing transaction. Regulations of the Commodity Futures Trading Commission ("CFTC") applicable to the Funds require that transactions in futures and options on futures be engaged in only for bona-fide hedging purposes, or if the aggregate initial margin deposits and premiums paid by that Fund do not exceed 5% of the market value of the Fund's assets. A Fund will not purchase futures unless it has segregated cash, government securities or high grade liquid debt equal to the contract price of the futures less any margin on deposit, or unless the long futures position is covered by the sale of a put option. A Fund will not sell futures unless the Fund owns the instruments underlying the futures or owns options on such instruments or owns a portfolio whose market price may be expected to move in tandem with the market price of the instruments or index underlying the futures. In addition, each Fund is subject to the tax requirement that less than 30% of its gross income may be derived from the sale or disposition of securities held for less than three months. With respect to its engaging in transactions involving the purchase or writing of put and call options on debt securities or indexes, a Fund will not purchase such options if more than 5% of its assets would be invested in the premiums for such options, and it will only write "covered" or "secured" options, wherein the securities or cash required to be delivered upon exercise are held by a Fund, with such cash being maintained in a segregated account. These requirements and limitations may limit a Fund's ability to engage in hedging transactions.


     Description of Financial Futures and Options. A futures contract is a contract between a seller and a buyer for the sale and purchase of specified property at a specified future date for a specified price. An option is a contract that gives the holder of the option the right, but not the obligation, to buy (in the case of a call option) specified property from, or to sell (in the case of a put option) specified property to, the writer of the option for a specified price during a specified period prior to the option's expiration. Financial futures contracts and options cover specified debt securities (such as U.S. Treasury securities) or indexes designed to correlate with price movements in certain categories of debt securities. At least one exchange trades futures contracts on an index designed to correlate with the long-term municipal bond market. Financial futures contracts and options on financial futures contracts are traded on exchanges regulated by the CFTC. Options on certain financial instruments and financial indexes are traded in securities markets regulated by the Securities and Exchange Commission. Although futures contracts and options on specified financial instruments call for settlement by delivery of the financial instruments covered by the contracts, in most cases positions in these contracts are closed out in cash by entering into offsetting, liquidating or closing transactions. Index futures and options are designed for cash settlement only.

     Risks of Futures and Options Transactions. There are risks associated with the use of futures contracts and options for hedging purposes. Investment in futures contracts and options involves the risk of imperfect correlation between movements in the price of the futures contract and options and the price of the security being hedged. The hedge will not be fully effective where there is imperfect correlation between the movements in the two financial instruments. For example, if the price of the futures contract moves more than the price of the hedged security, a Fund will experience either a loss or gain on the future which is not completely offset by movements in the price of the hedged securities. Further, even where perfect correlation between the price movements does occur, a Fund will sustain a loss at least equal to the commissions on the financial futures transaction. To compensate for imperfect corrections, the Funds may purchase or sell futures contracts in a greater dollar amount than the hedged securities if the volatility of the hedged securities is historically greater than the volatility of the futures contracts. Conversely, the Funds may purchase or sell fewer futures contracts if the volatility of the price of the hedged securities is historically less than that of the futures contracts.

     Because of low initial margin deposits made upon the opening of a futures position, futures transactions involve substantial leverage. As a result, relatively small movements in the price of the futures contract can result in substantial unrealized gains or losses. Because the Funds will engage in the purchase and sale of financial futures contracts solely for hedging purposes, however, any losses incurred in connection therewith should, if the hedging strategy is successful, be offset in whole or in part by increases in the value of securities held by the Funds or decreases in the price of securities the Funds intend to acquire.

     The Funds expect to liquidate a majority of the financial futures contracts they enter into through offsetting transactions on the applicable contract market. There can be no assurance, however, that a liquid secondary market will exist for any particular futures contract at any specific time. Thus, it may not be possible to close a futures position. In the event of adverse price movements, the Funds would continue to be required to make daily cash payments of variation margin. In such situations, if a Fund has insufficient cash, it may be required to sell portfolio securities to meet daily variation margin requirements at a time when it may be disadvantageous to do so. The inability to close out futures positions also could have an adverse impact on a Fund's ability to hedge its portfolio effectively and may expose the Fund to risk of loss. The Funds will enter into a futures position only if, in the judgment of Nuveen Advisory, there appears to be an actively traded secondary market for such futures contracts.

     The liquidity of a secondary market in a futures contract may be adversely affected by "daily price fluctuation limits" established by commodity exchanges which limit the amount of fluctuation in a futures contract price during a single trading day. Once the daily limit has been reached in the contract, no trades may be entered into at a price beyond the limit, thus preventing the liquidation of open futures positions. Prices have in the past moved the daily limit on a number of consecutive trading days.

     The successful use of transactions in futures also depends on the ability of Nuveen Advisory to forecast the direction and extent of interest rate movements within a given time frame. To the extent these prices remain stable during the period in which a futures contract is held by a Fund or moves in a direction opposite to that anticipated, the Fund may realize a loss on the hedging transaction which is not fully or partially offset by an increase in the value of portfolio securities. As a result, the Fund's total return for such period may be less than if it had not engaged in the hedging transaction.


     The ability of each of the Funds to engage in transactions in futures contracts may be limited by the federal income tax requirement that it have less than 30% of its gross income derived from the sale or other disposition of stock or securities held for less than three months. Gain from transactions in futures contracts will be taxable to a Fund's shareholders partially as short-term and partially as long-term capital gain.


TEMPORARY INVESTMENTS


     The Joint Proxy Statement-Prospectus discusses briefly the ability of each Fund to invest a portion of its assets in federally tax-exempt or taxable "temporary investments." Temporary investments will not exceed 20% of any Fund's assets except when made for defensive purposes. The Funds will invest only in taxable temporary investments that are either U.S. Government securities or are rated within the two highest grades by Moody's, S&P or Fitch, and mature within one year from the date of purchase or carry a variable or floating rate of interest.

     The Funds may invest in the following federally tax-exempt temporary investments:

     Bond Anticipation Notes (BANs) are usually general obligations of state and local governmental issuers which are sold to obtain interim financing for projects that will eventually be funded through the sale of long-term debt obligations or bonds. The ability of an issuer to meet its obligations on its BANs is primarily dependent on the issuer's access to the long-term municipal bond market and the likelihood that the proceeds of such bond sales will be used to pay the principal and interest on the BANs.

     Tax Anticipation Notes (TANs) are issued by state and local governments to finance the current operations of such governments. Repayment is generally to be derived from specific future tax revenues. Tax anticipation notes are usually general obligations of the issuer. A weakness in an issuer's capacity to raise taxes due to, among other things, a decline in its tax base or a rise in delinquencies, could adversely affect the issuer's ability to meet its obligations on outstanding TANs.

     Revenue Anticipation Notes (RANs) are issued by governments or governmental bodies with the expectation that future revenues from a designated source will be used to repay the notes. In general, they also constitute general obligations of the issuer. A decline in the receipt of projected revenues, such as anticipated revenues from another level of government, could adversely affect an issuer's ability to meet its obligations on outstanding RANs. In addition, the possibility that the revenues would, when received, be used to meet other obligations could affect the ability of the issuer to pay the principal and interest on RANs.

     Construction Loan Notes are issued to provide construction financing for specific projects. Frequently, these notes are redeemed with funds obtained from the Federal Housing Administration.

     Bank Notes are notes issued by local government bodies and agencies as those described above to commercial banks as evidence of borrowings. The purposes for which the notes are issued are varied but they are frequently issued to meet short-term working capital or capital-project needs. These notes may have risks similar to the risks associated with TANs and RANs.

     Tax-Exempt Commercial Paper (Municipal Paper) represents very short-term unsecured, negotiable promissory notes, issued by states, municipalities and their agencies. Payment of principal and interest on issues of municipal paper may be made from various sources, to the extent the funds are available therefrom. Maturities of municipal paper generally will be shorter than the maturities of TANs, BANs or RANs. There is a limited secondary market for issues of municipal paper.

     Certain Municipal Obligations may carry variable or floating rates of interest whereby the rate of interest is not fixed, but varies with changes in specified market rates or indices, such as a bank prime rate or a tax-exempt money market index.

     While these various types of notes as a group represent the major portion of the tax-exempt note market, other types of notes are occasionally available in the marketplace and each Fund may invest in such other types of notes to the extent permitted under its investment objective, policies and limitations. Such notes may be issued for different purposes and may be secured differently from those mentioned above.

     The Funds may also invest in the following taxable temporary investments:

     U.S. Government Direct Obligations are issued by the United States Treasury and include bills, notes and bonds.

     -- Treasury bills are issued with maturities of up to one year. They are issued in bearer form, are sold on a discount basis and are payable at par value at maturity.

     -- Treasury notes are longer-term interest bearing obligations with original maturities of one to seven years.

     -- Treasury bonds are longer-term interest-bearing obligations with original maturities from five to thirty years.

     U.S. Government Agencies Securities--Certain federal agencies have been established as instrumentalities of the United States Government to supervise and finance certain types of activities. These agencies include, but are not limited to, the Bank for Cooperatives, Federal Land Banks, Federal Intermediate Credit Banks, Federal Home Loan Banks, Federal National Mortgage Association, Government National Mortgage Association, Export-Import Bank of the United States, and Tennessee Valley Authority. Issues of these agencies, while not direct obligations of the United States Government, are either backed by the full faith and credit of the United States or are guaranteed by the Treasury or supported by the issuing agencies' right to borrow from the Treasury. There can be no assurance that the United States Government itself will pay interest and principal on securities as to which it is not legally so obligated.

     Certificates of Deposit (CDs)--A certificate of deposit is a negotiable interest bearing instrument with a specific maturity. CDs are issued by banks in exchange for the deposit of funds and normally can be traded in the secondary market, prior to maturity. The Funds will only invest in U.S. dollar denominated CDs issued by U.S. banks with assets of $1 billion or more.

     Commercial Paper--Commercial paper is the term used to designate unsecured short-term promissory notes issued by corporations. Maturities on these issues vary from a few days to nine months. Commercial paper may be purchased from U.S. corporations.

     Other Corporate Obligations--The Funds may purchase notes, bonds and debentures issued by corporations if at the time of purchase there is less than one year remaining until maturity or if they carry a variable or floating rate of interest.

     Repurchase Agreements--A repurchase agreement is a contractual agreement whereby the seller of securities (U.S. Government or Municipal Obligations) agrees to repurchase the same security at a specified price on a future date agreed upon by the parties. The agreed upon repurchase price determines the yield during a Fund's holding period. Repurchase agreements are considered to be loans collateralized by the underlying security that is the subject of the repurchase contract. The Funds will only enter into repurchase agreements with dealers, domestic banks or recognized financial institutions that in the opinion of Nuveen Advisory present minimal credit risk. The risk to the Funds is limited to the ability of the issuer to pay the agreed-upon repurchase price on the delivery date; however, although the value of the underlying collateral at the time the transaction is entered into always equals or exceeds the agreed-upon repurchase price, if the value of the collateral declines there is a risk of loss of both principal and interest. In the event of default, the collateral may be sold but the Funds might incur a loss if the value of the collateral declines, and might incur disposition costs or experience delays in connection with liquidating the collateral. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, realization upon the collateral by the Funds may be delayed or limited. Nuveen Advisory will monitor the value of collateral at the time the transaction is entered into and at all times subsequent during the term of the repurchase agreement in an effort to determine that the value always equals or exceeds the agreed upon price. In the event the value of the collateral declined below the repurchase price, Nuveen Advisory will demand additional collateral from the issuer to increase the value of the collateral to at least that of the repurchase price. A Fund will not invest more than 10% of its assets in repurchase agreements maturing in more than seven days.

RATINGS OF INVESTMENTS

     The four highest ratings of Moody's for Municipal Obligations are Aaa, Aa, A and Baa. Municipal Obligations rated Aaa are judged to be of the "best quality." The rating of Aa is assigned to Municipal Obligations which are of "high quality by all standards," but as to which margins of protection or other elements make long-term risks appear somewhat larger than in Aaa rated Municipal Obligations. The Aaa and Aa rated Municipal Obligations comprise what are generally known as "high grade bonds." Municipal Obligations that are rated A by Moody's possess many favorable investment attributes and are considered upper medium grade obligations. Factors giving security to principal and interest of A rated Municipal Obligations are considered adequate, but elements may be present, which suggest a susceptibility to impairment sometime in the future. Municipal Obligations rated Baa by Moody's are considered medium grade obligations (i.e., they are neither highly protected nor poorly secured). Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its general rating category.

     The four highest ratings of S&P for Municipal Obligations are AAA, AA, A and BBB. Municipal Obligations rated AAA have a strong capacity to pay principal and interest. The rating of AA indicates that capacity to pay principal and interest is very strong and such bonds differ from AAA issues only in small degree. The category of A describes bonds which have a strong capacity to pay principal and interest, although such bonds are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions. The BBB rating is the lowest "investment grade" security rating by S&P. Municipal Obligations rated BBB are regarded as having an adequate capacity to pay principal and interest. Whereas such bonds normally exhibit adequate protection parameters, adverse economic conditions are more likely to lead to a weakened capacity to pay principal and interest for bonds in this category than for bonds in the A category.

     The four highest ratings of Fitch for Municipal Obligations are AAA, AA, A and BBB. Municipal Obligations rated AAA are considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

Municipal Obligations rated AA are considered to be investment grade and of very high quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated "AAA." Because Municipal Obligations rated in the "AAA" and "AA" categories are not significantly vulnerable to foreseeable future developments, short-term debt of these issuers is generally rated "F-1+." Municipal Obligations rated A are considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings. Municipal Obligations rated BBB are considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have adverse impact on these bonds, and therefore impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

     The "Other Corporate Obligations" category of temporary investments are corporate (as opposed to municipal) debt obligations rated AAA by S&P or Aaa by Moody's. Corporate debt obligations rated AAA by S&P have an extremely strong capacity to pay principal and interest. The Moody's corporate debt rating of Aaa is comparable to that set forth above for Municipal Obligations.

     Subsequent to its purchase by a Fund, an issue may cease to be rated or its rating may be reduced below the minimum required for purchase by such Fund. Neither event requires the elimination of such obligation from the Fund's portfolio, but Nuveen Advisory will consider such an event in its determination of whether the Fund should continue to hold such obligation.

                                   MANAGEMENT


     The management of the Trust, including general supervision of the duties performed for the Funds under the Investment Management Agreement, is the responsibility of its Board of Trustees. The Trust currently has six trustees, two of whom are "interested persons" (as the term "interested persons" is defined in the Investment Company Act of 1940) and four of whom are "disinterested persons." As noted in the Joint Proxy Statement -- Prospectus, at and contingent upon the Flagship Acquisition, the size of the Board of Trustees will be expanded to eight and R. Bremner and W. Schneider will take office and serve as disinterested persons ("trustee-elect"). The names and business addresses of the trustees and trustees-elect and officers of the Trust and their principal occupations and other affiliations during the past five years are set forth below as of July 31, 1996.



                                           POSITIONS AND                            PRINCIPAL OCCUPATIONS
       NAME AND ADDRESS          AGE     OFFICES WITH TRUST                        DURING PAST FIVE YEARS
-------------------------------  ---   ----------------------  ---------------------------------------------------------------
Timothy R. Schwertfeger*.......  47    Chairman and Trustee    Chairman (since July 1996) and Director of The John Nuveen
  333 West Wacker Drive                                        Company, John Nuveen & Co. Incorporated, Nuveen Advisory Corp.
  Chicago, IL 60606                                            and Nuveen Institutional Advisory Corp.; prior thereto
                                                               Executive Vice President of The John Nuveen Company, John
                                                               Nuveen & Co. Incorporated, Nuveen Advisory Corp. and Nuveen
                                                               Institutional Advisory Corp.
Anthony T. Dean*...............  51    President and           Director and (since July 1996) President of The John Nuveen
  333 West Wacker Drive                Trustee                 Company, John Nuveen & Co. Incorporated, Nuveen Advisory Corp.
  Chicago, IL 60606                                            and Nuveen Institutions Advisory Corp.; prior thereto,
                                                               Executive Vice President of The John Nuveen Company, John
                                                               Nuveen & Co. Incorporated, Nuveen Advisory Corp. and Nuveen
                                                               Institutional Advisory Corp.
Robert P. Bremner**............  56    Trustee                 Private Investor and Management Consultant.
  3725 Huntington Street, NW
  Washington, DC 20015
Lawrence H. Brown..............  61    Trustee                 Retired (August 1989) as Senior Vice President of The Northern
  201 Michigan Avenue                                          Trust Company.
  Highwood, IL 60040
Anne E. Impellizzeri...........  63    Trustee                 President and Chief Executive Officer of Blanton-Peale
  3 West 29th Street                                           Institute (since December 1990); prior thereto, Vice President
  New York, NY 10001                                           of New York City Partnership (from 1987 to 1990).
Margaret K. Rosenheim..........  69    Trustee                 Helen Ross Professor of Social Welfare Policy, School of Social
  969 East 60th Street                                         Service Administration, University of Chicago.
  Chicago, IL 60637
Peter R. Sawers................  63    Trustee                 Adjunct Professor of Business and Economics, University of
  22 The Landmark                                              Dubuque, Iowa; Adjunct Professor, Lake Forest Graduate School
  Northfield, IL 60093                                         of Management, Lake Forest, Illinois (since January 1992);
                                                               prior thereto, Executive Director, Towers Perrin Australia
                                                               (management consultant); Chartered Financial Analyst; Certified
                                                               Management Consultant.
William J. Schneider**.........  52    Trustee                 Senior Partner, Miller-Valentine Partners, Vice President,
  4000 Miller-Valentine Ct.                                    Miller- Valentine Realty, Inc.
  P.O. Box 744
  Dayton, OH 45401
William M. Fitzgerald..........  32    Vice President          Vice President of Nuveen Advisory Corp. (since December 1995);
  333 West Wacker Drive                                        Assistant Vice President of Nuveen Advisory Corp. (from
  Chicago, IL 60606                                            September 1992 to December 1995), prior thereto Assistant
                                                               Portfolio Manager of Nuveen Advisory Corp. (from June 1988 to
                                                               September 1992).
Kathleen M. Flanagan...........  49    Vice President          Vice President of John Nuveen & Co. Incorporated and (since
  333 West Wacker Drive                                        1996) Vice President of Nuveen Advisory Corp. and Nuveen
  Chicago, IL 60606                                            Institutional Advisory Corp.
J. Thomas Futrell..............  41    Vice President          Vice President of Nuveen Advisory Corp.
  333 West Wacker Drive
  Chicago, IL 60606
Steven J. Krupa................  38    Vice President          Vice President of Nuveen Advisory Corp.
  333 West Wacker Drive
  Chicago, IL 60606
Anna R. Kucinskis..............  50    Vice President          Vice President of John Nuveen & Co. Incorporated.
  333 West Wacker Drive
  Chicago, IL 60606
Larry W. Martin................  45    Vice President and      Vice President (since September 1992), Secretary and Assistant
  333 West Wacker Drive                Assistant Secretary     General Counsel of John Nuveen & Co. Incorporated; Vice
  Chicago, IL 60606                                            President (since May 1993) and Assistant Secretary of Nuveen
                                                               Advisory Corp; Vice President (since May 1993) and Assistant
                                                               Secretary (since January 1992) of Nuveen Institutional Advisory
                                                               Corp.; Assistant Secretary of The John Nuveen Company (since
                                                               February 1993).

                                           POSITIONS AND                            PRINCIPAL OCCUPATIONS
       NAME AND ADDRESS          AGE     OFFICES WITH TRUST                        DURING PAST FIVE YEARS
-------------------------------  ---   ----------------------  ---------------------------------------------------------------
O. Walter Renfftlen............  57    Vice President and      Vice President and Controller of The John Nuveen Company (since
  333 West Wacker Drive                Controller              March 1992), John Nuveen & Co. Incorporated, Nuveen Advisory
  Chicago, IL 60606                                            Corp. and Nuveen Institutional Advisory Corp.
Thomas C. Spalding, Jr.........  45    Vice President          Vice President of Nuveen Advisory Corp. and Nuveen
  333 West Wacker Drive                                        Institutional Advisory Corp.; Chartered Financial Analyst.
  Chicago, IL 60606
H. William Stabenow............  62    Vice President and      Vice President and Treasurer of The John Nuveen Company (since
  333 West Wacker Drive                Treasurer               March 1992), John Nuveen & Co. Incorporated, Nuveen Advisory
  Chicago, IL 60606                                            Corp. and Nuveen Institutional Advisory Corp, (since January
                                                               1992).
James J. Wesolowski............  46    Vice President and      Vice President, General Counsel and Secretary of The John
  333 West Wacker Drive                Secretary               Nuveen Company (since March 1992), John Nuveen & Co.
  Chicago, IL 60606                                            Incorporated, Nuveen Advisory Corp. and Nuveen Institutional
                                                               Advisory Corp.
Gifford R. Zimmerman...........  39    Vice President and      Vice President (since September 1992), Assistant Secretary and
  333 West Wacker Drive                Assistant Secretary     Assistant General Counsel of John Nuveen & Co. Incorporated;
  Chicago, IL 60606                                            Vice President (since May 1993) and Assistant Secretary of
                                                               Nuveen Advisory Corp.; Vice President (since May 1993) and
                                                               Assistant Secretary (since January 1992) of Nuveen
                                                               Institutional Advisory Corp.; Assistant Secretary of The John
                                                               Nuveen Company (since May 1994).


------------------------

*  "Interested Persons" of the Trust.



** Trustees-elect.



     Anthony Dean, Margaret Rosenheim and Timothy Schwertfeger serve as members of the Executive Committee of the Board of Trustees. The Executive Committee, which meets between regular meetings of the Board of Trustees, is authorized to exercise all of the powers of the Board of Trustees.



     The following table sets forth estimated compensation to be paid or accrued by the Trust to each of the trustees of the Trust for the first full fiscal year and the total compensation that all Nuveen Funds paid to each trustee during the calendar year 1995. The Trust has no retirement or pension plans. The officers and trustees affiliated with Nuveen serve without any compensation from the Trust.


                                                                                                   TOTAL
                                                                                                COMPENSATION
                                                                             AGGREGATE           FROM TRUST
                                                                            COMPENSATION      AND FUND COMPLEX
                                   NAME OF TRUSTEE                         FROM THE TRUST     PAID TO TRUSTEES
            -------------------------------------------------------------  --------------     ----------------
            Robert P. Bremner............................................                               --
            Lawrence H. Brown............................................                         $ 55,500
            Anne E. Impellizzeri.........................................                         $ 63,000
            Margaret K. Rosenheim........................................                         $ 62,322(1)
            Peter R. Sawers..............................................                         $ 55,500
            William J. Schneider.........................................                               --

---------------
(1) Includes $1,572 in interest accrued on deferred compensation from prior years.


     Each trustee who is not affiliated with Nuveen or Nuveen Advisory receives a $45,000 annual retainer for serving as a board member of all funds sponsored by Nuveen and managed by Nuveen Advisory and a $1,000 fee per day plus expenses for attendance at all meetings held on a day on which a regularly scheduled Board meeting is held, a $1,000 fee per day plus expenses for attendance in person or a $500 fee per day plus expenses for attendance by telephone at a meeting held on a day on which no regular Board meeting is held, and a $250 fee per day plus expenses for attendance in person or by telephone at a meeting of the executive committee. The annual retainer, fees and expenses are allocated among the funds managed by Nuveen Advisory on the basis of relative net asset sizes. The Trust has adopted a Directors' Deferred Compensation Plan pursuant to which a trustee may elect to have all or a portion of the trustee's fee deferred. Trustees may defer fees for any calendar year by the execution of a Participation Agreement prior to the beginning of the calendar year during which the trustee wishes to begin deferral. The Trust requires no employees other than its officers, all of whom are compensated by Nuveen.



     On October 16, 1996, all of the shares of each Fund were owned by Nuveen Advisory.


             INVESTMENT ADVISER AND INVESTMENT MANAGEMENT AGREEMENT


     Nuveen Advisory Corp. acts as investment adviser for and manages the investment and reinvestment of the assets of each of the Funds. Nuveen Advisory also administers the Trust's business affairs, provides office facilities and equipment and certain clerical, bookkeeping and administrative services, and permits any of its officers or employees to serve without compensation as trustees or officers of the Trust if elected to such positions.

     Pursuant to an investment management agreement between Nuveen Advisory and the Trust, each Fund has agreed to pay an annual management fee at the rates set forth below:


                                                                                          MANAGEMENT
                                       AVERAGE DAILY NET ASSET VALUE                          FEE
                    --------------------------------------------------------------------  -----------
                    For the first $125 million..........................................  .5500 of 1%
                    For the next $125 million...........................................  .5375 of 1%
                    For the next $250 million...........................................  .5250 of 1%
                    For the next $500 million...........................................  .5125 of 1%
                    For the next $1 billion.............................................  .5000 of 1%
                    For net assets over $2 billion......................................  .4750 of 1%



     Nuveen Advisory is a wholly owned subsidiary of John Nuveen & Co. Incorporated ("Nuveen"), the Funds' principal underwriter. Founded in 1898, Nuveen is the oldest and largest investment banking firm specializing in the underwriting and distribution of tax-exempt securities and maintains the largest research department in the investment banking community devoted exclusively to the analysis of municipal securities. In 1961, Nuveen began sponsoring the Nuveen Tax-Exempt Unit Trust and since that time has issued more than $36 billion in tax-exempt unit trusts, including over $12 billion in tax-exempt insured unit trusts. In addition, Nuveen open-end and closed-end funds held approximately $31 billion in tax-exempt securities under management as of the date of this Statement. Over 1,000,000 individuals have invested to date in Nuveen's tax-exempt funds and trusts. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by The St. Paul Companies, Inc. ("St. Paul"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries.



     Nuveen Advisory's portfolio managers call upon the resources of Nuveen's Research Department, the largest in the investment banking industry devoted exclusively to tax-exempt securities. Nuveen's Research Department was selected in 1996 by Research & Ratings Review, a municipal industry publication, as one of the leading research teams in the municipal industry, based on an extensive industry-wide poll of portfolio managers, department heads and bond buyers. The Nuveen Research Department reviews more than $100 billion in tax-exempt bonds every year.


     The Funds, the other Nuveen funds, Nuveen Advisory, and other related entities have adopted a code of ethics which essentially prohibits all Nuveen fund management personnel, including Nuveen fund portfolio managers, from engaging in personal investments which compete or interfere with, or attempt to take advantage of, a Fund's anticipated or actual portfolio transactions, and is designed to assure that the interests of Fund shareholders are placed before the interests of Nuveen personnel in connection with personal investment transactions.

                             PORTFOLIO TRANSACTIONS

     Nuveen Advisory, in effecting purchases and sales of portfolio securities for the account of each Fund, will place orders in such manner as, in the opinion of management, will offer the best price and market for the execution of each transaction. Portfolio securities will normally be purchased directly from an underwriter or in the over-the-counter market from the principal dealers in such securities, unless it appears that a better price or execution may be obtained elsewhere. Portfolio securities will not be purchased from Nuveen or its affiliates except in compliance with the Investment Company Act of 1940.

     The Funds expect that all portfolio transactions will be effected on a principal (as opposed to an agency) basis and, accordingly, do not expect to pay any brokerage commissions. Purchases from underwriters will include a commission or concession paid by the issuer to the underwriter, and purchases from dealers will include the spread between the bid and asked price. Given the best price and execution obtainable, it will be the practice of the Funds to select dealers which, in addition, furnish research information (primarily credit analyses of issuers and general economic reports) and statistical and other services to Nuveen Advisory. It is not possible to place a dollar value on information and statistical and other services received from dealers. Since it is only supplementary to Nuveen Advisory's own research efforts, the receipt of research information is not expected to reduce significantly Nuveen Advisory's expenses. While Nuveen Advisory will be primarily responsible for the placement of the business of the Funds, the policies and practices of Nuveen Advisory in this regard must be consistent with the foregoing and will, at all times, be subject to review by the Board of Trustees.

     Nuveen Advisory reserves the right to, and does, manage other investment accounts and investment companies for other clients, which may have investment objectives similar to the Funds. Subject to applicable laws and regulations, Nuveen Advisory will attempt to allocate equitably portfolio transactions among the Funds and the portfolios of its other clients purchasing or selling securities whenever decisions are made to purchase or sell securities by a Fund and one or more of such other clients simultaneously. In making such allocations the main factors to be considered will be the respective investment objectives of the Fund and such other clients, the relative size of portfolio holdings of the same or comparable securities, the availability of cash for investment by the Fund and such other clients, the size of investment commitments generally held by the Fund and such other clients and opinions of the persons responsible for recommending investments to the Fund and such other clients. While this procedure could have a detrimental effect on the price or amount of the securities available to a Fund from time to time, it is the opinion of the Board of Trustees that the benefits available from Nuveen Advisory's organization will outweigh any disadvantage that may arise from exposure to simultaneous transactions.

     Under the Investment Company Act of 1940, the Funds may not purchase portfolio securities from any underwriting syndicate of which Nuveen is a member except under certain limited conditions set forth in Rule 10f-3. The Rule sets forth requirements relating to, among other things, the terms of an issue of Municipal Obligations purchased by a Fund, the amount of Municipal Obligations which may be purchased in any one issue and the assets of a Fund which may be invested in a particular issue. In addition, purchases of securities made pursuant to the terms of the Rule must be approved at least quarterly by the Board of Trustees, including a majority of the trustees who are not interested persons of the Trust.

                                NET ASSET VALUE


     As stated in the Joint Proxy Statement-Prospectus, the net asset value of the shares of each Fund will be determined separately for each class of a Fund's shares by State Street Bank and Trust Company, the Trust's custodian, as of the close of trading (normally, 4:00 p.m. Eastern Time) on each day on which the New York Stock Exchange (the "Exchange") is normally open for trading. The Exchange is not open for trading on New Year's Day, Washington's Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The net asset value per share of a class of shares of a Fund will be computed by dividing the value of the Fund's assets attributable to the class, less the liabilities attributable to the class, by the number of shares of the class outstanding.


     In determining net asset value for each of the Funds, the Trust's custodian utilizes the valuations of portfolio securities furnished by a pricing service approved by the trustees. The pricing service values portfolio securities at the mean between the quoted bid and asked price or the yield equivalent when quotations are readily available. Securities for which quotations are not readily available (which constitute a majority of the securities held by these Funds) are valued at fair value as determined by the pricing service using methods which include consideration of the following: yields or prices of municipal bonds of comparable quality, type of issue, coupon, maturity and rating; indications as to value from dealers; and general market conditions. The pricing service may employ electronic data processing techniques and/or a matrix system to determine valuations. The procedures of the pricing service and its valuations are reviewed by the officers of the Trust under the general supervision of the Board of Trustees.

                                  TAX MATTERS

FEDERAL INCOME TAX MATTERS

     The following discussion of federal income tax matters is based upon the advice of Vedder, Price, Kaufman & Kammholz.

     Each Fund intends to qualify under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code") for tax treatment as a regulated investment company. In order to qualify as a regulated investment company, a Fund must satisfy certain requirements relating to the source of its income, diversification of its assets, and distributions of its income to shareholders. First, a Fund must derive at least 90% of its annual gross income (including tax-exempt interest) from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock or securities, foreign currencies or other income (including but not limited to gains from options and futures) derived with respect to its business of investing in such stock or securities (the "90% gross income test"). Second, a Fund must derive less than 30% of its annual gross income from the sale or other disposition of any of the following which was held for less than three months:
(i) stock or securities and (ii) certain options, futures, or forward contracts (the "short-short test"). Third, a Fund must diversify its holdings so that, at the close of each quarter of its taxable year, (i) at least 50% of the value of its total assets is comprised of cash, cash items, United States Government securities, securities of other regulated investment companies and other securities limited in respect of any one issuer to an amount not greater in value than 5% of the value of a Fund's total assets and to not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the total assets is invested in the securities of any one issuer (other than United States Government securities and securities of other regulated investment companies) or two or more issuers controlled by a Fund and engaged in the same, similar or related trades or businesses.


     As a regulated investment company, a Fund will not be subject to federal income tax in any taxable year for which it distributes at least 90% of the sum of (i) its "investment company taxable income" (which includes dividends, taxable interest, taxable original issue discount and market discount income, income from securities lending, net short-term capital gain in excess of long-term capital loss, and any other taxable income other than "net capital gain" (as defined below) and is reduced by deductible expenses) and (ii) its net tax-exempt interest (the excess of its gross tax-exempt interest income over certain disallowed deductions). A Fund may retain for investment its net capital gain (which consists of the excess of its net long-term capital gain over its net short-term capital loss). However, if a Fund retains any net capital gain or any investment company taxable income, it will be subject to tax at regular corporate rates on the amount retained. If a Fund retains any capital gain, such Fund may designate the retained amount as undistributed capital gains in a notice to its shareholders who, if subject to federal income tax on long-term capital gains, (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their shares of such undistributed amount, and (ii) will be entitled to credit their proportionate shares of the tax paid by such Fund against their federal income tax liabilities if any, and to claim refunds to the extent the credit exceeds such liabilities. For federal income tax purposes, the tax basis of shares owned by a shareholder of the Fund will be increased by an amount equal under current law to 65% of the amount of undistributed capital gains included in the shareholder's gross income. Each Fund intends to distribute at least annually to its shareholders all or substantially all of its net tax-exempt interest and any investment company taxable income and net capital gain.



     Treasury Regulations permit a regulated investment company, in determining its investment company taxable income and net capital gain, i.e., the excess of net long-term capital gain over net short-term capital loss for any taxable year, to elect (unless it has made a taxable year election for excise tax purposes as discussed below) to treat all or part of any net capital loss, any net long-term capital loss or any net foreign currency loss incurred after October 31 as if they had been incurred in the succeeding year.



     Each Fund also intends to satisfy conditions (including requirements as to the proportion of its assets invested in Municipal Obligations) that will enable it to designate distributions from the interest income generated by investments in Municipal Obligations, which is exempt from regular federal income tax when received by such Fund, as exempt-interest dividends. Shareholders receiving exempt-interest dividends will not be subject to regular federal income tax on the amount of such dividends. Insurance proceeds received by a Fund under any insurance policies in respect of scheduled interest payments on defaulted Municipal Obligations generally will be excludable from federal gross income under Section 103(a) of the Code. In the case of non-appropriation by a political subdivision, however, there can be no assurance that payments made by the insurer representing interest on "non-appropriation" lease obligations will be excludable from gross income for federal income tax purposes. See "Investment Policies and Investment Portfolio; Portfolio Securities."


     Distributions by each Fund of net interest received from certain taxable temporary investments (such as certificates of deposit, commercial paper and obligations of the U.S. Government, its agencies and instrumentalities) and net short-term capital gains realized by a Fund, if any, will be taxable to shareholders as ordinary income whether received in cash or additional shares.1 If a Fund purchases a Municipal Obligation at a market discount, any gain realized by the Fund upon sale or redemption of the Municipal Obligation will be treated as taxable interest income to the extent such gain does not exceed the market discount, and any gain realized in excess of the market discount will be treated as capital gains. Any net long-term capital gains realized by a Fund and distributed to shareholders in cash or additional shares, will be taxable to shareholders as long-term capital gains regardless of the length of time investors have owned shares of a Fund. Distributions by a Fund that do not constitute ordinary income dividends, exempt-interest dividends, or capital gain dividends will be treated as a return of capital to the extent of (and in reduction of) the shareholder's tax basis in his or her shares. Any excess will be treated as gain from the sale of his or her shares, as discussed below.

---------------

     (1)If a Fund has both tax-exempt and taxable income, it will use the "average annual" method for determining the designated percentage that is taxable income and designate the use of such method within 60 days after the end of the Fund's taxable year. Under this method, one designated percentage is applied uniformly to all distributions made during the Fund's taxable year.
The percentage of income designated as tax-exempt for any particular distribution may be substantially different from the percentage of the Fund's income that was tax-exempt during the period covered by the distribution.

     If any of the Funds engages in hedging transactions involving financial futures and options, these transactions will be subject to special tax rules, the effect of which may be to accelerate income to a Fund, defer a Fund's losses, cause adjustments in the holding periods of a Fund's securities, convert long-term capital gains into short-term capital gains and convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character of distributions to shareholders.


     Because the taxable portion of each Fund's investment income consists primarily of interest, none of its dividends, whether or not treated as exempt-interest dividends, is expected to qualify under the Internal Revenue Code for the dividends received deduction available to corporate shareholders.


     Prior to purchasing shares in one of the Funds, the impact of dividends or distributions which are expected to be or have been declared, but not paid, should be carefully considered. Any dividend or distribution declared shortly after a purchase of such shares prior to the record date will have the effect of reducing the per share net asset value by the per share amount of the dividend or distribution.

     Although dividends generally will be treated as distributed when paid, dividends declared in October, November or December, payable to shareholders of record on a specified date in one of those months and paid during the following January, will be treated as having been distributed by each Fund (and received by the shareholders) on December 31.

     The redemption or exchange of the shares of a Fund normally will result in capital gain or loss to the shareholders. Generally, a shareholder's gain or loss will be long-term gain or loss if the shares have been held for more than one year. Present law taxes both long- and short-term capital gains of corporations at the rates applicable to ordinary income. For non-corporate taxpayers, however, net capital gains (i.e., the excess of net long-term capital gain over net short-term capital loss) will be taxed at a maximum marginal rate of 28%, while short-term capital gains and other ordinary income will be taxed at a maximum marginal rate of 39.6%. Because of the limitations on itemized deductions and the deduction for personal exemptions applicable to higher income taxpayers, the effective tax rate may be higher in certain circumstances.

     All or a portion of a sales load paid in purchasing shares of a Fund cannot be taken into account for purposes of determining gain or loss on the redemption or exchange of such shares within 90 days after their purchase to the extent shares of a Fund or another fund are subsequently acquired without payment of a sales load pursuant to the reinvestment or exchange privilege. Any disregarded portion of such load will result in an increase in the shareholder's tax basis in the shares subsequently acquired. Moreover, losses recognized by a shareholder on the redemption or exchange of shares of a Fund held for six months or less are disallowed to the extent of any distribution of exempt-interest dividends received with respect to such shares and, if not disallowed, such losses are treated as long-term capital losses to the extent of any distributions of long-term capital gains made with respect to such shares. In addition, no loss will be allowed on the redemption or exchange of shares of a Fund if the shareholder purchases other shares of such Fund (whether through reinvestment of distributions or otherwise) or the shareholder acquires or enters into a contract or option to acquire securities that are substantially identical to shares of a Fund within a period of 61 days beginning 30 days before and ending 30 days after such redemption or exchange. If disallowed, the loss will be reflected in an adjustment to the basis of the shares acquired.

     It may not be advantageous from a tax perspective for shareholders to redeem or exchange shares after tax-exempt income has accrued but before the record date for the exempt-interest dividend representing the distribution of such income. Because such accrued tax-exempt income is included in the net asset value per share (which equals the redemption or exchange value), such a redemption could result in treatment of the portion of the sales or redemption proceeds equal to the accrued tax-exempt interest as taxable gain (to the extent the redemption or exchange price exceeds the shareholder's tax basis in the shares disposed of) rather than tax-exempt interest.

     In order to avoid a 4% federal excise tax, each Fund must distribute or be deemed to have distributed by December 31 of each calendar year at least 98% of its taxable ordinary income for such year, at least 98% of the excess of its realized capital gains over its realized capital losses (generally computed on the basis of the one-year period ending on October 31 of such year) and 100% of any taxable ordinary income and the excess of realized capital gains over realized capital losses for the prior year that was not distributed during such year and on which such Fund paid no federal income tax. For purposes of the excise tax, a regulated investment company may reduce its capital gain net income (but not below its net capital gain) by the amount of any net ordinary loss for the calendar year. The Funds intend to make timely distributions in compliance with these requirements and consequently it is anticipated that they generally will not be required to pay the excise tax.

     If in any year a Fund should fail to qualify under Subchapter M for tax treatment as a regulated investment company, the Fund would incur a regular corporate federal income tax upon its income for that year (other than interest income from Municipal Obligations), and distributions to its shareholders would be taxable to shareholders as ordinary dividend income for federal income tax purposes to the extent of the Fund's available earnings and profits.

     Among the requirements that a Fund must meet in order to qualify under Subchapter M in any year is that less than 30% of its gross income must be derived from the sale or other disposition of securities and certain other assets held for less than three months.

     Because the Funds may invest in private activity bonds, the interest on which is not federally tax-exempt to persons who are "substantial users" of the facilities financed by such bonds or "related persons" of such "substantial users," the Funds may not be an appropriate investment for shareholders who are considered either a "substantial user" or a "related person" within the meaning of the Code. For additional information, investors should consult their tax advisers before investing in one of the Funds.


     Federal tax law imposes an alternative minimum tax with respect to both corporations and individuals. Interest on certain Municipal Obligations, such as bonds issued to make loans for housing purposes or to private entities (but not for certain tax-exempt organizations such as universities and non-profit hospitals), is included as an item of tax preference in determining the amount of a taxpayer's alternative minimum taxable income. To the extent that a Fund receives income from Municipal Obligations subject to the federal alternative minimum tax, a portion of the dividends paid by it, although otherwise exempt from federal income tax, will be taxable to shareholders to the extent that their tax liability is determined under the alternative minimum tax regime. The Funds will annually supply shareholders with a report indicating the percentage of Fund income attributable to Municipal Obligations subject to the federal alternative minimum tax.


     In addition, the alternative minimum taxable income for corporations is increased by 75% of the difference between an alternative measure of income ("adjusted current earnings") and the amount otherwise determined to be the alternative minimum taxable income. Interest on all Municipal Obligations, and therefore all distributions by the Funds that would otherwise be tax-exempt, is included in calculating a corporation's adjusted current earnings.

     Tax-exempt income, including exempt-interest dividends paid by the Fund, will be added to the taxable income of individuals receiving social security or railroad retirement benefits in determining whether a portion of that benefit will be subject to federal income tax.


     The Code requires that interest on indebtedness incurred or continued to purchase or carry shares of any Fund is not deductible. Under rules used by the IRS for determining when borrowed funds are considered used for the purpose of purchasing or carrying particular assets, the purchase of shares of a Fund may be considered to have been made with borrowed funds even though such funds are not directly traceable to the purchase of shares.


     The Funds are required in certain circumstances to withhold 31% of taxable dividends and certain other payments paid to non-corporate holders of shares who have not furnished to the Funds their correct taxpayer identification number (in the case of individuals, their social security number) and certain certifications, or who are otherwise subject to backup withholding.


     The foregoing is a general and abbreviated summary of the provisions of the Code and Treasury Regulations presently in effect as they directly govern the taxation of the Funds and their shareholders. For complete provisions, reference should be made to the pertinent Code sections and Treasury Regulations. The Code and Treasury Regulations are subject to change by legislative or administrative action, and any such change may be retroactive with respect to Fund transactions. Shareholders are advised to consult their own tax advisers for more detailed information concerning the federal taxation of the Funds and the tax consequences to their shareholders.


STATE TAX MATTERS

     The following state tax information applicable to each Fund and its shareholders is based upon the advice of each Fund's special state tax counsel, and represents a summary of certain provisions of each state's tax laws presently in effect. These provisions are subject to change by legislative or administrative action, which may be applied retroactively to Fund transactions. You should consult your own tax adviser for more detailed information concerning state taxes to which you may be subject.

NUVEEN FLAGSHIP ARIZONA MUNICIPAL BOND FUND

     The following is based upon the advice of Chapman and Cutler, special state tax counsel to the Arizona Fund.

     Assuming that the Arizona Fund qualifies as a "regulated investment company" for federal income tax purposes under Subchapter M of the Code and that amounts so designated by the Arizona Fund to its shareholders qualify as "exempt-interest dividends" under Section 852(b)(5) of the Code, such exempt-interest dividends attributable to Arizona Municipal Obligations will be exempt from Arizona income tax when received by a shareholder of the Arizona Fund to the same extent as interest on the Arizona Municipal Obligations would be exempt from Arizona income tax if received directly by such shareholder. Other dividends by the Arizona Fund, including capital gain distributions, if any, or additional amounts includable in the gross income of the shareholders for federal income tax purposes (including gains realized upon the redemption or exchange of shares of the Fund) will be subject to Arizona income tax.

     Assuming that the Arizona Fund will be classified as a "diversified management company" under Section 5(b)(1) of the Investment Company Act of 1940 and registered as such thereunder, the Arizona Fund will be exempt from Arizona income tax.

     Interest on indebtedness incurred or continued by a shareholder in connection with the purchase or carrying of shares in the Arizona Fund will not be deductible for Arizona income tax purposes. Neither the Arizona Municipal Obligations purchased by the Arizona Fund nor the shares in the Arizona Fund owned by a shareholder will be subject to Arizona property taxes, sales or use taxes.

     Chapman and Cutler has expressed no opinion with respect to taxation under any other provision of Arizona law. Ownership of the Units may result in collateral Arizona tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

NUVEEN FLAGSHIP FLORIDA MUNICIPAL BOND FUND

     The following is based upon the advice of Baker & McKenzie, special state tax counsel to the Florida Fund.

     Florida does not impose an income tax on individuals. All corporate shareholders will be subject to Florida income taxation on (a) their apportioned share of the income characterized as business income of such shareholders under the Florida Income Tax Code ("Florida Code") realized by the Florida Fund and distributed to them notwithstanding the tax exempt character of the interest received from Florida Municipal Obligations under Section 103(a) of the Code or any other federal law and (b) on gains realized from a redemption or exchange of the Florida Fund shares to the extent characterized as business income. Only a corporate shareholder that has its commercial domicile in Florida will be taxable under the Florida Code on its respective share of the Florida Fund's capital gains and interest income that constitute nonbusiness income of such shareholder and that is distributed to it, and on gains realized from a redemption or exchange of the Florida Fund shares that constitute nonbusiness income. Certain trusts, excluding private and testamentary trusts, may be subject to the Florida corporate income tax.

     Neither the Florida Fund nor its shareholders will be subject to the Florida intangible personal property tax on Florida Municipal Obligations or the Shares of the Florida Fund, respectively, with respect to any calendar year so long as at the close of the preceding calendar year and on January 1 of the then current year, the Florida Fund's portfolio of assets consisted solely of Florida Municipal Obligations or other assets exempt from the Florida intangible personal property tax. If the Florida Fund holds any other types of assets on that date, then the entire value of the Fund's shares (except for the portion of the value of the shares attributable to U.S. Government Obligations) will be subject to the intangible personal property tax.

     Shares of the Florida Fund will be subject to Florida estate tax only if owned by Florida residents, certain natural persons not residents of Florida, or certain natural persons not residents of the United States. The Florida estate tax is limited, however, to the amount of the credit allowable under the applicable Federal Revenue Act (currently Section 2011 and in some cases Section 2102 of the Code) for state death taxes actually paid to the several states.

     For Florida state income tax purposes, the Florida Fund should not be liable for Florida corporate income tax imposed by the Florida Code so long as the Florida Fund does not have taxable nexus with Florida. Assuming that the Fund will not have an office or other place of business in Florida, nor any employees or salespersons in Florida, nor any tangible property in Florida, nor any private loans secured by a mortgage, deed of trust or other lien on real or tangible personal property there should be no taxable nexus with Florida for corporate income tax purposes. If there is taxable nexus with Florida, the Florida Fund's "taxable income" will be its investment company taxable income, increased by the excess of net long-term capital gains for the year over the amount of capital gain dividends attributable to the year.

     Shares of the Florida Fund will not be subject to the Florida ad valorem property tax or Florida sales and use tax, assuming the Florida Fund owns no Florida tangible property. The transfer of the Fund Shares will not be subject to the Florida Documentary Stamp Tax.


NUVEEN FLAGSHIP PENNSYLVANIA MUNICIPAL BOND FUND



     The following is based upon the advice of Dechert Price & Rhoads, special state tax counsel to the Pennsylvania Fund.



     Shares of the Pennsylvania Fund are not subject to any of the personal property taxes presently in effect in Pennsylvania to the extent of that proportion of the Pennsylvania Fund represented by Pennsylvania Municipal Obligations. The taxes referred to above include the County Personal Property Tax, the additional personal property taxes imposed on Pittsburgh residents by the School District of Pittsburgh and by the City of Pittsburgh. Shares of the Pennsylvania Fund may be taxable under the Pennsylvania inheritance and estate taxes.



     The proportion of interest income representing interest income from Pennsylvania Municipal Obligations received by the Fund and distributed to shareholders of the Pennsylvania Fund is not taxable under the Pennsylvania Personal Income Tax or under the Corporate Net Income Tax, nor will such interest be taxable under the Philadelphia School District Investment Income Tax imposed on Philadelphia resident individuals.



     The disposition by the Pennsylvania Fund of a Pennsylvania Municipal Obligation (whether by sale, exchange, redemption or payment at maturity), as well as the distribution of the proceeds of such disposition, will not constitute a taxable event to a shareholder under the Pennsylvania Personal Income Tax if the Pennsylvania Municipal Obligation was issued prior to February 1, 1994. Further, although there is no published authority on the subject, special Pennsylvania counsel is of the opinion that (i) a shareholder of the Pennsylvania Fund will not have a taxable event under the Pennsylvania state and local income taxes referred to in the preceding paragraph (other than the Corporate Net Income Tax) upon the redemption or exchange of his or her shares to the extent that the Pennsylvania Fund is then composed of Pennsylvania Municipal Obligations issued prior to February 1, 1994 and (ii) the dispositions by the Pennsylvania Fund of a Pennsylvania Municipal Obligations (whether by sale, exchange, redemption or payment at maturity), as well as the distribution of the proceeds of such disposition, will not constitute a taxable event to a shareholder under the Philadelphia School District Investment Income Tax if the Pennsylvania Municipal Obligation was issued prior to February 1, 1994. (The School District tax has no application to gain on the disposition of property held by the taxpayer for more than six months.)



     The Pennsylvania Fund is not subject to the Pennsylvania Corporate Net Income Tax or Capital Stock-Franchise Tax.



     If a shareholder is a corporation subject to the Pennsylvania Capital Stock-Franchise Tax, the value of the Pennsylvania Fund shares owned by such shareholder and income derived from their ownership may be taken into account in determining the "capital stock value" of such shareholder.


NUVEEN FLAGSHIP VIRGINIA MUNICIPAL BOND FUND

     The following is based upon the advice of Christian & Barton, L.L.P., special state tax counsel to the Virginia Fund. It assumes that the Virginia Fund qualifies for treatment as a regulated investment company under Subchapter M of the Code, that it will satisfy conditions that will enable it to avoid liability for federal income taxation on its investment income, that it will designate distributions from the income generated by the Virginia Municipal Obligations as exempt-interest dividends and that amounts so designated qualify as exempt-interest dividends under the Code.

     Under existing Virginia law, as long as the Virginia Fund qualifies as a regulated investment company under the Code, it will be exempt from Virginia income taxation and dividends received from the Virginia Fund that are allocable to interest received by the Virginia Fund on Virginia Municipal Obligations will be exempt from Virginia income taxes.


     In this regard, notwithstanding the fact that income on certain of the obligations in the Virginia Fund may be subject to federal income taxes, interest on certain federal obligations is exempt from Virginia income taxation. Distributions to shareholders that are attributable to interest on federal obligations that are exempt from Virginia income taxation would be exempt from Virginia income taxes. Further, to the extent distributions to shareholders are attributable to interest on Municipal Obligations other than Virginia Municipal Obligations, such distributions will be included in the shareholder's Virginia taxable income.

     As a general rule, to the extent that gain (whether as a result of the sale of Virginia Municipal Obligations by the Virginia Fund or as a result of the redemption or exchange of a share by the shareholder) is subject to federal income tax, such gain will be included in the shareholder's Virginia taxable income. Under the language of certain enabling legislation, however, such as the Virginia Industrial Development and Revenue Bond Act, the Virginia Resources Authority Act and the Virginia Housing Development Authority Act, gain made on the sale of obligations issued thereunder is expressly exempt from Virginia income taxation. Distributions to shareholders that are attributable to such gain would be exempt from Virginia income taxes.

     Although certain counties and cities in the Commonwealth are authorized to levy a local income tax upon Virginia taxable income, to date, none has undertaken to do so.

     The Commonwealth does not impose a gift tax. The Commonwealth imposes an estate tax on the transfer of a resident's federal taxable estate and a non-resident's federal taxable estate located in the Commonwealth.

                            PERFORMANCE INFORMATION

     The historical investment performance of the Funds may be shown in the form of "yield," "taxable equivalent yield," "average annual total return," "cumulative total return" and "taxable equivalent total return" figures, each of which will be calculated separately for each class of shares.

     In accordance with a standardized method prescribed by rules of the Securities and Exchange Commission ("SEC"), yield is computed by dividing the net investment income per share earned during the specified one month or 30-day period by the maximum offering price per share on the last day of the period, according to the following formula:


                                      a-b    6
                         Yield = 2  [(--- +1)  - 1]
                                      cd

     In the above formula, a = dividends and interest earned during the period; b = expenses accrued for the period (net of reimbursements); c = the average daily number of shares outstanding during the period that were entitled to receive dividends; and d = the maximum offering price per share on the last day of the period. In the case of Class A shares, the maximum offering price includes the current maximum sales charge of 4.20%.

     In computing yield, the Funds follow certain standardized accounting practices specified by SEC rules. These practices are not necessarily consistent with those that the Funds use to prepare their annual and interim financial statements in conformity with generally accepted accounting principles. Thus, yield may not equal the income paid to shareholders or the income reported in a Fund's financial statements.

     Taxable equivalent yield is computed by dividing that portion of the yield which is tax-exempt by the remainder of (1 minus the stated combined federal and state income tax rate, taking into account the deductibility of state taxes for federal income tax purposes) and adding the product to that portion, if any, of the yield that is not tax exempt.

     Each Fund may from time to time in its advertising and sales materials report a quotation of the current distribution rate. The distribution rate represents a measure of dividends distributed for a specified period. Distribution rate is computed by taking the most recent monthly tax-free income dividend per share, multiplying it by 12 to annualize it, and dividing by the appropriate price per share (e.g., net asset value for purchases to be made without a load such as reinvestments from Nuveen UITs, or the maximum public offering price). The distribution rate differs from yield and total return and therefore is not intended to be a complete measure of performance. Distribution rate may sometimes be higher than yield because it may not include the effect of amortization of bond premiums to the extent such premiums arise after the bonds were purchased.

     Average annual total return quotation is computed in accordance with a standardized method prescribed by SEC rules. The average annual total return for a specific period is found by taking a hypothetical, $1,000 investment ("initial investment") in Fund shares on the first day of the period, reducing the amount to reflect the maximum sales charge, and computing the "redeemable value" of that investment at the end of the period. The redeemable value is then divided by the initial investment, and this quotient is taken to the Nth root (N representing the number of years in the period) and 1 is subtracted from the result, which is then expressed as a percentage. The calculation assumes that all income and capital gains distributions have been reinvested in Fund shares at net asset value on the reinvestment dates during the period.

     Calculation of cumulative total return is not subject to a prescribed formula. Cumulative total return for a specific period is calculated by first taking a hypothetical initial investment in Fund shares on the first day of the period, deducting (in some cases) the maximum sales charge, and computing the "redeemable value" of that investment at the end of the period. The cumulative total return percentage is then determined by subtracting the initial investment from the redeemable value and dividing the remainder by the initial investment and expressing the result as a percentage. The calculation assumes that all income and capital gains distributions by the Fund have been reinvested at net asset value on the reinvestment dates during the period. Cumulative total return may also be shown as the increased dollar value of the hypothetical investment over the period. Cumulative total return calculations that do not include the effect of the sales charge would be reduced if such charge were included.

     Calculation of taxable equivalent total return is also not subject to a prescribed formula. Taxable equivalent total return for a specific period is calculated by first taking a hypothetical initial investment in Fund shares on the first day of the period, computing the total return for each calendar year in the period in the manner described above, and increasing the total return for each such calendar year by the amount of additional income that a taxable fund would need to have generated to equal the income on an after-tax basis, at a specified income tax rate (usually the highest marginal federal tax rate), calculated as described above under the discussion of "taxable equivalent yield." The resulting amount for the calendar year is then divided by the initial investment amount to arrive at a "taxable equivalent total return factor" for the calendar year. The taxable equivalent total return factors for all the calendar years are then multiplied together and the result is then annualized by taking its Nth root (N representing the number of years in the period) and subtracting 1, which provides a taxable equivalent total return expressed as a percentage.

     From time to time, a Fund may compare its risk-adjusted performance with other investments that may provide different levels of risk and return. For example, a Fund may compare its risk level, as measured by the variability of its periodic returns, or its RISK-ADJUSTED TOTAL RETURN, with those of other funds or groups of funds. Risk-adjusted total return would be calculated by adjusting each investment's total return to account for the risk level of the investment.

     A Fund may also compare its TAX-ADJUSTED TOTAL RETURN with that of other funds or groups of funds. This measure would take into account the tax-exempt nature of exempt-interest dividends and the payment of income taxes on a fund's distributions of net realized capital gains and ordinary income.

     The risk level for a class of shares of a Fund, and any of the other investments used for comparison, would be evaluated by measuring the variability of the investment's return, as indicated by the annualized standard deviation of the investment's monthly returns over a specified measurement period (e.g., three years). An investment with a higher annualized standard deviation of monthly returns would indicate that a fund had greater price variability, and therefore greater risk, than an investment with a lower annualized standard deviation.

     THE RISK-ADJUSTED TOTAL RETURN for a class of shares of a Fund and for other investments over a specified period would be evaluated by dividing (a) the remainder of the investment's annualized three-year total return minus the annualized total return of an investment in short-term tax-exempt securities (essentially a risk-free return) over that period, by (b) the annualized standard deviation of the investment's monthly returns for the period. This ratio is sometimes referred to as the "Sharpe measure" of return. An investment with a higher Sharpe measure would be regarded as producing a higher return for the amount of risk assumed during the measurement period than an investment with a lower Sharpe measure.

     Class A Shares of the Funds are sold at net asset value plus a current maximum sales charge of 4.50% of the offering price. This current maximum sales charge will typically be used for purposes of calculating performance figures. Yield, returns and net asset value of each class of shares of the Funds will fluctuate. Factors affecting the performance of the Funds include general market conditions, operating expenses and investment management. Any additional fees charged by a securities representative or other financial services firm would reduce returns described in this section. Shares of the Funds are redeemable at net asset value, which may be more or less than original cost.

     In reports or other communications to shareholders or in advertising and sales literature, the Funds may also compare their performance with that of: (1) the Consumer Price Index or various unmanaged bond indexes such as the Lehman Brothers Municipal Bond Index and the Salomon Brothers High Grade Corporate Bond Index and (2) other fixed income or municipal bond mutual funds or mutual fund indexes as reported by Lipper Analytical Services, Inc. ("Lipper"), Morningstar, Inc. ("Morningstar"), Wiesenberger Investment Companies Service ("Wiesenberger") and CDA Investment Technologies, Inc. ("CDA") or similar independent services which monitor the performance of mutual funds, or other industry or financial publications such as Barron's, Changing Times, Forbes and Money Magazine. Performance comparisons by these indexes, services or publications may rank mutual funds over different periods of time by means of aggregate, average, year-by-year, or other types of total return and performance figures. Any given performance quotation or performance comparison should not be considered as representative of the performance of the Funds for any future period.

     There are differences and similarities between the investments which the Funds may purchase and the investments measured by the indexes and reporting services which are described herein. The Consumer Price Index is generally considered to be a measure of inflation. The CDA Mutual Fund-Municipal Bond Index is a weighted performance average of other mutual funds with a federally tax-exempt income objective. The Salomon Brothers High Grade Corporate Bond Index is an unmanaged index that generally represents the performance of high grade long-term taxable bonds during various market conditions. The Lehman Brothers Municipal Bond Index is an unmanaged index that generally represents the performance of high grade intermediate and long-term municipal bonds during various market conditions. Lipper, Morningstar, Wiesenberger and CDA are widely recognized mutual fund reporting services whose performance calculations are based upon changes in net asset value with all dividends reinvested and which do not include the effect of any sales charges. The market prices and yields of taxable and tax-exempt bonds will fluctuate. The Funds primarily invest in investment grade Municipal Obligations in pursuing their objective of as high a level of current interest income which is exempt from federal and state income tax as is consistent, in the view of the Funds' management, with preservation of capital.

     The Funds may also compare their taxable equivalent total return performance to the total return performance of taxable income funds such as treasury securities funds, corporate bond funds (either investment grade or high yield), or Ginnie Mae funds. These types of funds, because of the character of their underlying securities, differ from municipal bond funds in several respects. The susceptibility of the price of treasury bonds to credit risk is far less than that of municipal bonds, but the price of treasury bonds tends to be slightly more susceptible to change resulting from changes in market interest rates. The susceptibility of the price of investment grade corporate bonds and municipal bonds to market interest rate changes and general credit changes is similar. High yield bonds are subject to a greater degree of price volatility than municipal bonds resulting from changes in market interest rates and are particularly susceptible to volatility from credit changes. Ginnie Mae bonds are generally subject to less price volatility than municipal bonds from credit concerns, due primarily to the fact that the timely payment of monthly installments of principal and interest are backed by the full faith and credit of the U.S. Government, but Ginnie Mae bonds of equivalent coupon and maturity are generally more susceptible to price volatility resulting from market interest rate changes. In addition, the volatility of Ginnie Mae bonds due to changes in market interest rates may differ from municipal bonds of comparable coupon and maturity because bonds of the sensitivity of Ginnie Mae prepayment experience to change in interest rates.

                   ADDITIONAL INFORMATION ON THE PURCHASE AND
                           REDEMPTION OF FUND SHARES

     As described in the Prospectus, each Fund has adopted a Flexible Pricing Program which provides you with alternative ways of purchasing Fund shares based upon your individual investment needs and preferences.

     Each class of shares of a Fund represents an interest in the same portfolio of investments. Each class of shares is identical in all respects except that each class bears its own class expenses, including distribution and administration expenses, and each class has exclusive voting rights with respect to any distribution or service plan applicable to its shares. As a result of the differences in the expenses borne by each class of shares, net income per share, dividends per share and net asset value per share will vary among a Fund's classes of shares.


     Shareholders of each class will share expenses proportionately for services that are received equally by all shareholders. A particular class of shares will bear only those expenses that are directly attributable to that class, where the type or amount of services received by a class varies from one class to another. For example, class-specific expenses generally will include distribution and service fees.


     Special Sales Charge Waivers. Class A Shares of the Funds may be purchased at net asset value without a sales charge, and Class R Shares may be purchased, by the following categories of investors:

     - officers, trustees and former trustees of the Nuveen and Flagship Funds;

     - bona fide, full-time and retired employees of Nuveen, any parent company of Nuveen, and subsidiaries thereof, or their immediate family members;

     - any person who, for at least 90 days, has been an officer, director or bona fide employee of any Authorized Dealer, or their immediate family members;

     - officers and directors of bank holding companies that make Fund shares available directly or through subsidiaries or bank affiliates;

     - bank or broker-affiliated trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, advisory, custodial or similar capacity;

     - investors purchasing through a mutual fund purchase program sponsored by a broker-dealer that offers a selected group of mutual funds either without a transaction fee or with an asset-based fee or a fixed fee that does not vary with the amount of the purchase. In order to qualify, such purchase program must offer a full range of mutual fund related services and shareholder account servicing capabilities, including establishment and maintenance of shareholder accounts, addressing investor inquiries regarding account activity and investment performances, processing of trading and dividend activity and generation of monthly account statements and year-end tax reporting; and

     - registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees to their customers for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

     The Funds may encourage registered representatives and their firms to help apportion their assets among bonds, stocks and cash, and may seek to participate in programs that recommend a portion of their assets be invested in tax-free, fixed income securities.

     To help advisers and investors better understand and most efficiently use the Funds to reach their investment goals, the Funds may advertise and create specific investment programs and systems. For example, this may include information on how to use the Funds to accumulate assets for future education needs or periodic payments such as insurance premiums. The Funds may produce software or additional sales literature to promote the advantages of using the Funds to meet these and other specific investor needs.

     Exchanges of shares of a Fund for shares of a Nuveen money market fund may be made on days when both funds calculate a net asset value and make shares available for public purchase. Shares of the Nuveen money market funds may be purchased on days on which the Federal Reserve Bank of Boston is normally open for business. In addition to the holidays observed by the Fund, the Nuveen money market funds observe and will not make fund shares available for purchase on the following holidays: Martin Luther King's Birthday, Columbus Day and Veterans Day.

     For more information on the procedure for purchasing shares of the Funds and on the special purchase programs available thereunder, see "How to Buy Fund Shares" in the Joint Proxy Statement-Prospectus.


     Nuveen serves as the principal underwriter of the shares of each of the Funds pursuant to a "best efforts" arrangement as provided by a distribution agreement with the Trust, dated October 15, 1996 ("Distribution Agreement"). Pursuant to the Distribution Agreement, the Trust appointed Nuveen to be its agent for the distribution of the Funds' shares on a continuous offering basis. Nuveen sells shares to or through brokers, dealers, banks or other qualified financial intermediaries (collectively referred to as "Dealers"), or others, in a manner consistent with the then effective registration statement of the Trust. Pursuant to the Distribution Agreement, Nuveen, at its own expense, finances certain activities incident to the sale and distribution of the Funds' shares, including printing and distributing of prospectuses and statements of additional information to other than existing shareholders, the printing and distributing of sales literature, advertising and payment of compensation and giving of concessions to Dealers. Nuveen receives for its services the excess, if any, of the sales price of the Funds' shares less the net asset value of those shares, and reallows a majority or all of such amounts to the Dealers who sold the shares; Nuveen may act as such a Dealer. Nuveen also receives compensation pursuant to a distribution plan adopted by the Trust pursuant to Rule 12b-1 and described herein under "Distribution and Service Plan." Nuveen receives any CDSCs imposed on redemptions of Shares. Nuveen and Nuveen Advisory may also make payments, from their own resources, to broker-dealers, banks and institutions for the sales of the Funds' shares.


                         DISTRIBUTION AND SERVICE PLAN

     Each Fund has adopted a plan (the "Plan") pursuant to Rule 12b-1 under the Investment Company Act of 1940, which provides that Class B Shares and Class C Shares will be subject to an annual distribution fee, and that Class A Shares, Class B Shares and Class C Shares will be subject to an annual service fee. Class R Shares will not be subject to either distribution or service fees.


     The distribution fee applicable to Class B and Class C Shares under each Fund's Plan will be payable to reimburse Nuveen for services and expenses incurred in connection with the distribution of Class B and Class C Shares, respectively. These expenses include payments to Authorized Dealers, including Nuveen, who are brokers of record with respect to the Class B and Class C Shares, as well as, without limitation, expenses of printing and distributing prospectuses to persons other than shareholders of the Fund, expenses of preparing, printing and distributing advertising and sales literature and reports to shareholders used in connection with the sale of Class B and Class C Shares, certain other expenses associated with the distribution of Class B and Class C Shares, and any distribution-related expenses that may be authorized from time to time by the Board of Trustees.


     The service fee applicable to Class A Shares, Class B Shares and Class C Shares under each Fund's Plan will be payable to Authorized Dealers in connection with the provision of ongoing account services to shareholders. These services may include establishing and maintaining shareholder accounts, answering shareholder inquiries and providing other personal services to shareholders.

     Each Fund may spend up to .20 of 1% per year of the average daily net assets of Class A Shares as a service fee under the Plan applicable to Class A Shares. Each Fund may spend up to .75 of 1% per year of the average daily net assets of Class B Shares as a distribution fee and up to .20 of 1% per year of the average daily net assets of Class B Shares as a service fee under the Plan applicable to Class B Shares. Each Fund may spend up to .55 of 1% per year of the average daily net assets of Class C Shares as a distribution fee and up to
 .20 of 1% per year of the average daily net assets of Class C Shares as a service fee under the Plan applicable to Class C Shares.

     Under each Fund's Plan, the Fund will report quarterly to the Board of Trustees for its review all amounts expended per class of shares under the Plan. The Plan may be terminated at any time with respect to any class of shares, without the payment of any penalty, by a vote of a majority of the trustees who are not "interested persons" and who have no direct or indirect financial interest in the Plan or by vote of a majority of the outstanding voting securities of such class. The Plan may be renewed from year to year if approved by a vote of the Board of Trustees and a vote of the non-interested trustees who have no direct or indirect financial interest in the Plan cast in person at a meeting called for the purpose of voting on the Plan. The Plan may be continued only if the trustees who vote to approve such continuance conclude, in the exercise of reasonable business judgment and in light of their fiduciary duties under applicable law, that there is a reasonable likelihood that the Plan will benefit the Fund and its shareholders. The Plan may not be amended to increase materially the cost which a class of shares may bear under the Plan without the approval of the shareholders of the affected class, and any other material amendments of the Plan must be approved by the non-interested trustees by a vote cast in person at a meeting called for the purpose of considering such amendments. During the continuance of the Plan, the selection and nomination of the non-interested trustees of the Trust will be committed to the discretion of the non-interested trustees then in office.

                  INDEPENDENT PUBLIC ACCOUNTANTS AND CUSTODIAN


     Deloitte & Touche LLP, 1700 Courthouse Plaza NE, Dayton, Ohio 45402 have been selected as auditors for the Trust. In addition to audit services, Deloitte & Touche, will provide consultation and assistance on accounting, internal control, tax and related matters.



     The custodian of the assets of the Funds is State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02106. The custodian performs custodial, fund accounting and portfolio accounting services.

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Trustees
Nuveen Flagship Multistate Trust I


We have audited the accompanying statement of net assets of the Nuveen Flagship Multistate Trust I (a Massachusetts business trust comprising the Nuveen Flagship Arizona Municipal Bond Fund, the Nuveen Flagship Florida Municipal Bond Fund, the Nuveen Flagship Pennsylvania Municipal Bond Fund and the Nuveen Flagship Virginia Municipal Bond Fund) as of October 16, 1996. This financial statement is the responsibility of the Trust's management. Our responsibility is to express an opinion on this financial statement based on our audit.


We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, such statement of net assets presents fairly, in all material respects, the financial position of the Nuveen Flagship Multistate Trust I at October 16, 1996, in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP

Dayton, Ohio

October 16, 1996

                       NUVEEN FLAGSHIP MULTISTATE TRUST I

                            STATEMENT OF NET ASSETS

                                OCTOBER 16, 1996



                                                              ARIZONA    FLORIDA    PENNSYLVANIA    VIRGINIA
                                                              -------    -------    ------------    --------
ASSETS:
Cash.......................................................   $33,360    $33,360      $ 33,360      $ 33,360
Deferred organization costs (note 2).......................      None       None          None          None
                                                              -------    -------       -------       -------
     Total assets..........................................    33,360     33,360        33,360        33,360
                                                              -------    -------       -------       -------
LIABILITIES................................................      None       None          None          None
                                                              -------    -------       -------       -------
NET ASSETS.................................................   $33,360    $33,360      $ 33,360      $ 33,360
                                                              =======    =======       =======       =======
Shares of beneficial interest ("shares") issued and
  outstanding; unlimited shares authorized (note 1):
  Class A shares...........................................       834        834           834           834
  Class B shares...........................................       834        834           834           834
  Class C shares...........................................       834        834           834           834
  Class R shares...........................................       834        834           834           834
Net asset value and redemption price per share:
  Class A, B, C and R shares...............................   $ 10.00    $ 10.00      $  10.00      $  10.00
                                                              =======    =======       =======       =======
Offering price per share:
  Class B, C and R shares, at net asset value..............   $ 10.00    $ 10.00      $  10.00      $  10.00
                                                              =======    =======       =======       =======
  Class A shares at net asset value plus maximum sales
     charge of 4.20% of offering price.....................   $ 10.44    $ 10.44      $  10.44      $  10.44
                                                              =======    =======       =======       =======
------------------------------------------------------------------------------------------------------------


(1) The Trust:

The Trust was organized as a Massachusetts business trust on July 1, 1996 and has been inactive since that date except for matters relating to its organization, its registration as an open-end series investment company and the registration of its shares under the Investment Company Act of 1940, as amended, and the Securities Act of 1933, as amended, and the sale of the outstanding shares to Nuveen Advisory Corp. The Trust's shares are issued in separate series covering separate designated State Funds. At October 16, 1996, the authorized designated State Funds include the Nuveen Flagship Arizona Municipal Bond Fund, the Nuveen Flagship Florida Municipal Bond Fund, the Nuveen Flagship Pennsylvania Municipal Bond Fund and the Nuveen Flagship Virginia Municipal Bond Fund. Additional State Funds may be added in the future. Each State Fund is a separate series issuing its own shares, at a price equal to net asset value for the Class B, C and R shares and at varying sales charges for the Class A shares.


Pursuant to the Agreement and Plan of Reorganization and Liquidation, each State Fund will acquire substantially all of the assets and assume substantially all of the liabilities of certain series of Nuveen Multistate Tax-Free Trust (the Nuveen Funds) and the Flagship Tax Exempt Funds Trust (the Flagship Funds). The number of each State Fund shares to be issued will be that number having an aggregate per share net asset value equal to the aggregate value of the Nuveen Funds' and Flagship Funds' assets transferred to it net of the Nuveen Funds' and Flagship Funds' liabilities assumed.

(2) Deferred Organization Costs:
Costs incurred in connection with the organization of The Trust will be borne by Nuveen Advisory Corp. and Flagship Financial Inc.

(3) Related Parties:
Nuveen Advisory Corp. will act as investment adviser for and manage the investment and reinvestment of the assets of each designated State Fund and will administer each of their business affairs. For these services each State Fund has agreed to pay an annual management fee.

                        PRO FORMA FINANCIAL INFORMATION

                                  NEW ARIZONA

            PRO FORMA CAPITALIZATION AS OF MAY 31, 1996 (UNAUDITED)


                                                                  FLAGSHIP        NUVEEN
                                                                   ARIZONA        ARIZONA      NEW ARIZONA      NEW ARIZONA
                                                                  (ACTUAL)       (ACTUAL)      (PRO FORMA)    (AS ADJUSTED)(1)
                                                                 -----------    -----------    -----------    ----------------
Common shares, $.01 par value per share.......................   $        --    $    22,926      $    33        $    105,463 (2)
Paid-in surplus...............................................    78,032,113     23,222,609       33,327         101,205,545 (3)
Balance of undistributed net investment income................            --          7,592           --                  -- (4)
Accumulated net realized gain (loss) from investment
  transactions................................................       120,690        (72,175)          --             (72,175)(5)
Net unrealized appreciation of investments....................     3,911,607        313,005           --           4,224,612
                                                                 -----------    -----------      -------        ------------
    Net assets................................................   $82,064,410    $23,493,957      $33,360        $105,463,445
                                                                 ===========    ===========      =======        ============



(1) The adjusted balances are presented as if the Reorganization was effective as of May 31, 1996 for information purposes only. The actual Effective Time of the Reorganization is expected to be January 31, 1997 at which time the results would be reflective of the actual composition of shareholders' equity at that date.



(2) Assumes the issuance of 7,997,646 and 432,436 class A shares, 196,726 and 39,086 class C shares and 1,877,115 class R shares of New Arizona in exchange for the net assets of class A, C and R of Flagship Arizona and Nuveen Arizona, respectively. These numbers are based on the net assets of each class of Flagship Arizona and Nuveen Arizona, and the net asset values of each respective class of New Arizona, as of May 31, 1996, after adjustment for the distributions referred to in (4) and (5) below. The issuance of such number of New Arizona shares would result in the distribution of 1.0716064 and 1.0299230 class A shares, 1.0715685 and
    1.0216149 class C shares and 1.0232653 class R shares for each share of each respective class of Flagship Arizona and Nuveen Arizona, respectively, upon liquidation of each respective class of Flagship Arizona and Nuveen Arizona.


(3) Includes the impact of $82,504 due to the effect of the exchange ratios on the value of new shares issued in excess of the value of shares liquidated and the effect of assigning a par value equal to .01 per share for each New Arizona share issued in exchange for each Flagship Arizona share.


(4) Assumes Nuveen Arizona distributes all of its undistributed net investment income to shareholders.



(5) Assumes Flagship Arizona distributes all of its net realized gains from investment transactions to shareholders and Nuveen Arizona carries forward its net realized losses from investment transactions to New Arizona, as permitted under applicable tax regulations.


        PRO FORMA CONDENSED BALANCE SHEET AS OF MAY 31, 1996 (UNAUDITED)

                                                      FLAGSHIP        NUVEEN
                                                       ARIZONA        ARIZONA      NEW ARIZONA     PRO FORMA       NEW ARIZONA
                                                      (ACTUAL)       (ACTUAL)      (PRO FORMA)    ADJUSTMENTS     (AS ADJUSTED)
                                                     -----------    -----------    -----------    -----------     -------------
Investments in municipal securities, at market
  value...........................................   $82,163,084    $22,884,269      $    --       $(125,000)(1)  $104,922,353
Temporary investments in short-term municipal
  securities, at amortized cost...................            --        500,000           --              --           500,000
Cash..............................................            --         47,583       33,360          (3,282)(2)        77,661
Other assets less liabilities.....................       (98,674)        62,105           --              --           (36,569)
                                                     ------------   ------------    --------      ----------      ------------
Net assets........................................   $82,064,410    $23,493,957      $33,360       $(128,282)     $105,463,445
                                                     ============   ============    ========      ==========      ============
Class A Shares:
Net assets........................................   $80,094,252    $ 4,325,756      $ 8,340       $(119,190)     $ 84,309,158
                                                     ============   ============    ========      ==========      ============
Shares outstanding................................     7,463,231        419,872          834         546,979 (3)     8,430,916
                                                     ============   ============    ========      ==========      ============
Net asset value and redemption price per share....   $     10.73    $     10.30      $ 10.00                      $      10.00
                                                     ============   ============    ========                      ============
Offering price per share (net asset value per
  share plus maximum sales charge of 4.20%, 4.50%,
  4.20% and 4.20%, respectively, of offering
  price)..........................................   $     11.20    $     10.79      $ 10.44                      $      10.44
                                                     ============   ============    ========                      ============
Class B Shares:
Net assets........................................           N/A            N/A      $ 8,340                      $      8,340
                                                     ============   ============    ========                      ============
Shares outstanding................................           N/A            N/A          834                               834
                                                     ============   ============    ========                      ============
Net asset value...................................           N/A            N/A      $ 10.00                      $      10.00
                                                     ============   ============    ========                      ============
Class C Shares:
Net assets........................................   $ 1,970,158    $   390,986      $ 8,340       $  (3,024)     $  2,366,460
                                                     ============   ============    ========      ==========      ============
Shares outstanding................................       183,587         38,259          834          13,966 (3)       236,646
                                                     ============   ============    ========      ==========      ============
Net asset value, offering and redemption price per
  share...........................................   $     10.73    $     10.22      $ 10.00                      $      10.00
                                                     ============   ============    ========                      ============
Class R Shares:
Net assets........................................           N/A    $18,777,215      $ 8,340       $  (6,068)     $ 18,779,487
                                                     ============   ============    ========      ==========      ============
Shares outstanding................................           N/A      1,834,436          834          42,679 (3)     1,877,949
                                                     ============   ============    ========      ==========      ============
Net asset value and redemption price per share....           N/A    $     10.24      $ 10.00                      $      10.00
                                                     ============   ============    ========                      ============


(1) See note (1) to Pro Forma Capitalization table above as to the Effective Time of the Reorganization. Assumes sales of investments in municipal securities to provide additional cash needed to fully distribute all net investment income and net realized capital gains of Nuveen Arizona and Flagship Arizona, respectively.



(2) Net effect on cash after sales of municipal securities and distribution of net investment income and net realized gains of Nuveen Arizona and Flagship Arizona, respectively.


(3) See note (1) to Pro Forma Capitalization table. Based on the issuance of 7,997,646 and 432,436 class A shares, 196,726 and 39,086 class C shares and 1,877,115 class R shares of New Arizona and the cancellation of all shares of each class of Flagship Arizona and Nuveen Arizona, respectively.

                        PRO FORMA FINANCIAL INFORMATION

                                  NEW ARIZONA

 PRO FORMA CONDENSED INCOME STATEMENT FOR THE TWELVE MONTHS ENDED MAY 31, 1996
                                  (UNAUDITED)


                                                                       FLAGSHIP       NUVEEN
                                                                       ARIZONA       ARIZONA       PRO FORMA       NEW ARIZONA
                                                                       (ACTUAL)      (ACTUAL)     ADJUSTMENTS     (AS ADJUSTED)
                                                                      ----------    ----------    -----------     -------------
Investment Income:
  Tax-exempt interest income.......................................   $4,932,741    $1,274,977     $      --       $ 6,207,718
                                                                      ----------    ----------     ---------        ----------
  Expenses:
    Management fees(1).............................................      420,039       120,691        40,536           581,266
    12b-1 fees(2)..................................................      344,798         9,958      (169,680)          185,076
    Other expenses.................................................      159,034       110,103       (71,689)(3)       197,448
                                                                      ----------    ----------     ---------        ----------
      Total expenses...............................................      923,871       240,752      (200,833)          963,790
    Expense waiver/reimbursement from investment adviser(4)........     (353,918)      (66,215)      175,329          (244,804)
                                                                      ----------    ----------     ---------        ----------
      Net expenses.................................................      569,953       174,537       (25,504)          718,986
                                                                      ----------    ----------     ---------        ----------
Net investment income..............................................    4,362,788     1,100,440        25,504         5,488,732
                                                                      ----------    ----------     ---------        ----------
Realized and Unrealized Gain (Loss) from Investments:
  Net realized gain from investment transactions, net of taxes, if
    applicable.....................................................      317,259        64,931            --           382,190
  Net change in unrealized appreciation or depreciation of
    investments....................................................   (1,200,471)     (446,401)           --        (1,646,872)
                                                                      ----------    ----------     ---------        ----------
      Net gain (loss) from investments.............................     (883,212)     (381,470)           --        (1,264,682)
                                                                      ----------    ----------     ---------        ----------
Net increase in net assets from operations.........................   $3,479,576    $  718,970     $  25,504       $ 4,224,050
                                                                      ==========    ==========     =========        ==========


(1) Reflects a management fee of .50% of net assets for Flagship Arizona and .55% of net assets for the first $125 million for Nuveen Arizona and New Arizona (as adjusted).


(2) Reflects a 12b-1 service fee of .20% of net assets for classes A and C of Flagship Arizona and .25% of net assets for classes A and C of Nuveen Arizona. New Arizona (as adjusted) reflects a 12b-1 service fee of .20% of net assets for classes A and C. Also included is a 12b-1 distribution fee of .20% and .75% of net assets of class A and C, respectively, of Flagship Arizona. Class C of Nuveen Arizona is subject to a 12b-1 distribution fee of .75% of net assets. New Arizona (as adjusted) reflects a 12b-1 distribution fee of .55% of net assets for class C. Class R is not subject to a 12b-1 service or distribution fee.


(3) Represents estimated reduction in operating expenses, including audit, legal, custodian, transfer agency and report printing. New Arizona (as adjusted) would have a much larger asset base than either Fund currently has. Certain operating expenses would have been reduced had they been applied to the larger asset base for one Fund, rather than to two smaller separate Funds.


(4) Reflects an expense waiver/reimbursement of .42% of net assets of Flagship Arizona and .30% of net assets of Nuveen Arizona. New Arizona (as adjusted) reflects an expense waiver/reimbursement of .23% of net assets.

                        PRO FORMA FINANCIAL INFORMATION

                                  NEW ARIZONA

                       PRO FORMA PORTFOLIO OF INVESTMENTS

                                  MAY 31, 1996

                                  (UNAUDITED)


                                                                                      FLAGSHIP        NUVEEN        PRO FORMA
 PRINCIPAL                                                                             MARKET         MARKET          MARKET
   AMOUNT                                  DESCRIPTION                                  VALUE          VALUE          VALUE
-------------------------------------------------------------------------------------------------------------------------------
$    700,000    Apache County Public Finance Corporation Certificates of
                  Participation, 5.500%, 5/01/10..................................   $        --    $   700,189    $    700,189
                Arizona Board of Regents, Arizona State University, System Revenue
                  Refunding Bonds, Series 1992-A:
     500,000    5.750%, 7/01/12...................................................            --        498,155         498,155
     500,000    5.500%, 7/01/19...................................................            --        465,120         465,120
     250,000    Arizona Certificates of Participation, 6.250%, 9/01/10............            --        260,175         260,175
     570,000    Arizona Educational Loan Marketing Corporation, 7.000%, 3/01/05
                  (Alternative Minimum Tax).......................................       391,279        211,852         603,131
     100,000    Arizona Educational Loan Marketing Corporation, Educational Loan
                  Revenue Bonds, 6.375%, 9/01/05 (Alternative Minimum Tax)........            --        103,084         103,084
     300,000    Arizona Health Facilities Authority, Hospital System Revenue
                  Refunding Bonds (Phoenix Baptist Hospital and Medical Center,
                  Inc. and Medical Environments, Inc.), Series 1992, 6.250%,
                  9/01/11.........................................................            --        310,644         310,644
   1,250,000    Arizona Health Facilities Authority Revenue--Arizona Voluntary
                  Hospital Federation Pooled Loan Program--Series 1985 B, 7.250%,
                  10/01/13........................................................     1,345,062             --       1,345,062
     200,000    Arizona Municipal Financing Program, Certificates of
                  Participation, Series 20, 7.700%, 8/01/10.......................            --        235,534         235,534
     225,000    Arizona State Municipal Financing Program--Certificates of
                  Participation--Series 11, 8.000%, 08/01/17......................       292,784             --         292,784
     500,000    Arizona State Transportation Board--Highway Revenue--Series 1990,
                  7.000%, 07/01/09................................................       546,580             --         546,580
     500,000    Arizona State University Research Park, Development Refunding
                  Bonds, Series 1995, 5.000%, 7/01/21.............................            --        441,145         441,145
     300,000    Arizona State University Revenues, 7.000%, 07/01/15...............       335,685             --         335,685
   1,500,000    Arizona Student Loan Acquisition Authority, 6.600%, 5/01/10
                  (Alternative Minimum Tax).......................................     1,040,500        521,575       1,562,075
     175,000    Arizona Wastewater Management Authority, 5.950%, 7/01/12..........            --        178,416         178,416
     250,000    Arizona Wastewater Management Authority, 5.750%, 7/01/15..........            --        244,465         244,465
     965,000    Bullhead City, AZ Parkway Improvement District, 6.100%,
                  01/01/13........................................................       948,170             --         948,170
     250,000    Business Development Finance Corporation, Tucson (Arizona), Local
                  Development Lease Revenue Refunding Bonds, Series 1992, 6.250%,
                  7/01/12.........................................................            --        260,023         260,023
     250,000    Casa Grande, AZ Industrial Development Authority Revenue--Frito-
                  Lay/PepsiCo Pollution Control Project--Series 1984 A, 6.650%,
                  12/01/14........................................................       263,118             --         263,118
   2,190,000    Central Arizona Water Conservation District (Central Arizona
                  Project), Contract Revenue Bonds, Series B 1991, 6.500%,
                  11/01/11 (Pre-refunded to 5/01/01)..............................     2,171,637        212,490       2,384,127
     500,000    Central Arizona Water Conservation District Revenue--Central
                  Arizona Project--Contract Revenue--Series 1993A, 5.500%,
                  11/01/10........................................................       497,515             --         497,515
       5,000    Central Arizona Water Conservation District Revenue--Series 1991
                  B, 6.500%, 11/01/11.............................................         5,334             --           5,334
     800,000    Chandler, AZ General Obligation, 7.000%, 07/01/12.................       868,968             --         868,968
   1,750,000    Chandler, AZ Water and Sewer Revenue, 6.750%, 07/01/06............     1,875,895             --       1,875,895
     550,000    City of Douglas (Arizona), Municipal Property Corporation,
                  Municipal Facilities Excise Tax Revenue Bonds, Series 1995,
                  5.750%, 7/01/15.................................................            --        537,213         537,213
   1,000,000    City of Phoenix Civic Improvement Corporation (Arizona),
                  Wastewater System Lease Revenue Refunding Bonds, Series 1993,
                  5.000%, 7/01/18.................................................            --        880,120         880,120
     400,000    City of Phoenix (Arizona), Civic Improvement Corporation,
                  Wastewater System Lease Revenue Bonds, Series 1993, 6.125%,
                  7/01/23 (Pre-refunded to 7/01/03)...............................            --        434,436         434,436
     300,000    City of Phoenix, Arizona, Junior Lien Street and Highway User
                  Revenue Refunding Bonds, Series 1992, 6.250%, 7/01/11...........            --        311,436         311,436
     500,000    City of Tucson, Arizona, General Obligation Bonds, Series 1984-G
                  (1994), 6.250%, 7/01/18.........................................            --        513,700         513,700
   1,670,000    Cochise County, AZ Industrial Development Authority
                  Revenue--Sierra Vista Care Center--Series 1994 A, 6.750%,
                  11/20/19........................................................     1,753,483             --       1,753,483
     250,000    Cochise County, AZ Sierra Unified School District No. 68--General
                  Obligation--Series 1992, 7.500%, 07/01/09.......................       297,225             --         297,225
     300,000    Cochise County Unified School District No. 68 General Obligation,
                  7.500%, 7/01/10.................................................            --        358,098         358,098

                        PRO FORMA FINANCIAL INFORMATION


                                                                                      FLAGSHIP        NUVEEN        PRO FORMA
 PRINCIPAL                                                                             MARKET         MARKET          MARKET
   AMOUNT       DESCRIPTION                                                             VALUE          VALUE          VALUE
-------------------------------------------------------------------------------------------------------------------------------
$    250,000    Coconino and Yavapai Counties, AZ Unified School District Number
                  9--Sedona--Oak Creek--Series 1992 A, 6.700%, 07/01/06...........   $   266,975    $        --    $    266,975
     250,000    Coconino and Yavapai Counties Joint Unified School District No. 9,
                  6.750%, 7/01/07.................................................            --        268,045         268,045
     500,000    Cottonwood, AZ Sewer Revenue--Series 1992, 6.900%, 07/01/03.......       541,495             --         541,495
     100,000    Cottonwood, AZ Sewer Revenue--Series 1992, 7.000%, 07/01/06.......       107,255             --         107,255
     100,000    Cottonwood, AZ Sewer Revenue--Series 1992, 7.000%, 07/01/07.......       106,671             --         106,671
     280,000    Eloy Municipal Property Corporation, 7.000%, 7/01/11..............            --        295,226         295,226
     760,000    Flagstaff, AZ Junior Lien and Highway User Revenue--Series 1992,
                  5.900%, 07/01/10................................................       788,584             --         788,584
      35,000    Glendale, AZ Municipal Property Corporation, 8.850%, 07/01/08.....        35,847             --          35,847
     300,000    Maricopa County Hospital District No. 1, 6.250%, 6/01/10..........            --        313,476         313,476
      50,000    Maricopa County School District No. 28 General Obligation, 6.000%,
                  7/01/12.........................................................            --         50,952          50,952
     265,000    Maricopa County School District No. 28, 6.000%, 7/01/12
                  (Pre-refunded to 7/01/02).......................................            --        281,234         281,234
   3,000,000    Maricopa County, AZ Glendale Elementary School District Number
                  40--School Improvement--Series 1995, 6.250%, 07/01/10...........     3,035,670             --       3,035,670
   1,750,000    Maricopa County, AZ Glendale Elementary School District Number
                  40--School Improvement--Series 1995, 6.300%, 07/01/11...........     1,770,755             --       1,770,755
     500,000    Maricopa County, AZ Glendale Elementary School District Number
                  40--School Improvement--Series 1995, 6.200%, 07/01/09...........       505,560             --         505,560
     395,000    Maricopa County, AZ Hospital Revenue--St. Luke's Hospital Medical
                  Center, 8.750%, 02/01/10........................................       464,619             --         464,619
  10,800,000    Maricopa County, AZ Industrial Development Authority--Single
                  Family Mortgage Revenue, 0.000%, 02/01/16.......................     3,262,680             --       3,262,680
     750,000    Maricopa County, AZ Industrial Development Authority Hospital
                  Facility Revenue--John C. Lincoln Hospital, 7.500%, 12/01/13....       828,420             --         828,420
     135,000    Maricopa County, AZ Industrial Development Authority Hospital
                  Facility Revenue--Samaritan Health Services, 12.000%,
                  01/01/08........................................................       144,987             --         144,987
   1,250,000    Maricopa County, AZ Industrial Development Authority--Mercy Health
                  System Revenue, 7.150%, 07/01/12................................     1,365,875             --       1,365,875
     255,000    Maricopa County, AZ Industrial Development Authority--Single
                  Family Mortgage Revenue--Series 1991 A, 7.500%, 08/01/12........       266,279             --         266,279
   2,000,000    Maricopa County, AZ Paradise Valley Unified School District Number
                  69-- Series 1995, 7.000%, 07/01/12..............................     2,287,280             --       2,287,280
     500,000    Maricopa County, AZ School District Number 80--Chandler--Series
                  1994, 6.250%, 07/01/11..........................................       535,415             --         535,415
     575,000    Maricopa County, AZ School District Number 214--Tolleson Union
                  High, 6.500%, 07/01/09..........................................       617,774             --         617,774
     300,000    Maricopa County, AZ School District Number 214--Tolleson Union
                  High, 6.500%, 07/01/10..........................................       322,317             --         322,317
   2,460,000    Maricopa County, AZ School District Number 28--Kyrene
                  Elementary--Series 1993 C, 0.000%, 07/01/08.....................     1,242,989             --       1,242,989
   4,000,000    Maricopa County, AZ School District Number 28--Kyrene
                  Elementary--Series 1993 C, 0.000%, 07/01/07.....................     2,161,760             --       2,161,760
   3,805,000    Maricopa County, AZ School District Number 28--Kyrene
                  Elementary--Series 1993 C, 0.000%, 01/01/10.....................     1,743,223             --       1,743,223
   1,870,000    Maricopa County, AZ School District Number 28--Kyrene
                  Elementary--Series 1993 C, 0.000%, 01/01/09.....................       918,563             --         918,563
   6,000,000    Maricopa County, AZ School District Number 28--Kyrene
                  Elementary--Series 1993 C, 0.000%, 01/01/11.....................     2,558,820             --       2,558,820
     515,000    Maricopa County, AZ School District Number 68--Alhambra
                  Elementary-- Series 1994 A, 6.750%, 07/01/14....................       557,189             --         557,189
   1,275,000    Maricopa County, AZ School District Number 98--Fountain Hills--
                  Series 1992, 0.000%, 07/01/06...................................       736,300             --         736,300
     750,000    Maricopa County, AZ School District Number 11--Peoria--Series
                  1992, 6.400%, 07/01/10..........................................       783,532             --         783,532
     675,000    Maricopa County, AZ School District Number 11--Peoria--Series
                  1992, 0.000%, 07/01/06..........................................       389,806             --         389,806
   2,000,000    Maricopa County, AZ Unified School District Number
                  41--Gilbert--Series 1994, 0.000%, 01/01/06......................     1,197,980             --       1,197,980
     500,000    Maricopa County, AZ Unified School District Number
                  41--Gilbert--Series 1995 D, 6.250%, 07/01/15....................       491,770             --         491,770
  13,040,000    Maricopa County, AZ Industrial Development Authority--Single
                  Family Mortgage Revenue--Series 1983, 0.000%, 12/31/14..........     4,209,442             --       4,209,442
     375,000    Maricopa Rural Road Improvement District, 6.900%, 7/01/05.........            --        391,065         391,065
   1,000,000    Mesa, AZ Industrial Development Authority--TRW Vehicle Safety
                  Systems, Inc., 7.250%, 10/15/04.................................     1,026,330             --       1,026,330

                        PRO FORMA FINANCIAL INFORMATION


                                                                                      FLAGSHIP        NUVEEN        PRO FORMA
 PRINCIPAL                                                                             MARKET         MARKET          MARKET
   AMOUNT       DESCRIPTION                                                             VALUE          VALUE          VALUE
-------------------------------------------------------------------------------------------------------------------------------
$    500,000    Mohave County, AZ Industrial Development Authority
                  Revenue--Citizens Utility Company Project, 7.150%, 02/01/26.....   $   528,770    $        --    $    528,770
     500,000    Mohave County Industrial Development Authority (Citizens Utilities
                  Company), 6.600%, 5/01/29 (Alternative Minimum Tax).............            --        509,975         509,975
   1,195,000    Navajo County, Arizona, Pollution Control Corporation, Pollution
                  Control Revenue Refunding Bonds (Arizona Public Service
                  Company), 1993 Series A, 5.875%, 8/15/28........................       181,535        934,820       1,116,355
   1,000,000    Navajo County, Arizona, Pollution Control Corporation, Pollution
                  Control Revenue Refunding Bonds (Arizona Public Service
                  Company), 1993 Series A, 5.500%, 8/15/28........................            --        936,390         936,390
     125,000    Navajo County, AZ Unified School District Number 2--Joseph
                  City--Series 1992 A, 6.800%, 07/01/01...........................       132,910             --         132,910
     375,000    Navajo County, AZ Unified School District Number 2--Joseph City--
                  Series 1992 A, 6.800%, 07/01/02.................................       398,302             --         398,302
     365,000    Nogales, AZ Street and Highway Users Revenue--Series 1993, 5.500%,
                  07/01/12........................................................       337,804             --         337,804
     350,000    Nogales, AZ Street and Highway Users Revenue--Series 1993, 5.500%,
                  07/01/11........................................................       326,522             --         326,522
   1,250,000    Northern Arizona University Revenue, 7.500%, 06/01/08.............     1,355,238             --       1,355,238
     425,000    Peoria Improvement District (North Valley Power Center), 7.300%,
                  1/01/12.........................................................            --        447,364         447,364
     460,000    Peoria, AZ Improvement District Number 8801--North Valley Power
                  Center, 7.300%, 01/01/13........................................       493,787             --         493,787
     700,000    Peoria, AZ Municipal Development Authority Facilities Revenue,
                  7.000%, 07/01/10................................................       761,817             --         761,817
     500,000    Phoenix, AZ Street and Highway User Revenue--Series 1992, 6.250%,
                  07/01/11........................................................       521,770             --         521,770
     500,000    Phoenix, AZ Airport Revenue--Series 1994 D, 6.400%, 07/01/12......       517,610             --         517,610
     425,000    Phoenix, AZ Industrial Development Authority Revenue--Chris Ridge
                  Village--Series 1992, 6.800%, 11/01/25..........................       437,572             --         437,572
     250,000    Phoenix Civic Improvement Corporation, Airport Terminal Excise
                  Tax, 7.800%, 7/01/11 (Alternative Minimum Tax)..................            --        262,900         262,900
     295,000    Phoenix Housing Finance Corporation (Arizona), Mortgage Revenue
                  Refunding Bonds, Series 1992A (FHA Insured Mortgage
                  Loans-Section 8 Assisted Projects), 6.500%, 7/01/24.............            --        300,667         300,667
     500,000    Phoenix Industrial Development Authority GNMA Collateralized
                  (Meadow Glen Apartments), 5.800%, 8/20/28.......................            --        476,875         476,875
     200,000    Phoenix Industrial Development Authority (FHA Insured Chris Ridge
                  Village Project), 6.750%, 11/01/12..............................            --        208,596         208,596
     485,000    Phoenix Industrial Development Authority, Single Family, 6.150%,
                  12/01/08 (Alternative Minimum Tax)..............................            --        482,745         482,745
                Phoenix Industrial Development Authority (John C. Lincoln Hospital
                  and Health Center):
     500,000    6.000%, 12/01/10..................................................            --        490,525         490,525
     500,000    6.000%, 12/01/14..................................................            --        473,315         473,315
     290,000    Pima County Industrial Development Authority (Tucson Electric),
                  7.250%, 7/15/10.................................................            --        316,579         316,579
     465,000    Pima County Single Family Mortgage, 6.500%, 2/01/17...............            --        472,696         472,696
     500,000    Pima County, AZ Industrial Development Authority
                  Revenue--Carondelet Health Care Corporation--Series 1993,
                  5.250%, 07/01/12................................................       475,980             --         475,980
     540,000    Pima County, AZ Sewer Revenue--Series 1991, 6.750%, 07/01/15......       572,659             --         572,659
     460,000    Pima County, AZ Sewer Revenue--Series 1991, 6.750%, 07/01/15......       504,063             --         504,063
     500,000    Pima County, AZ Unified School District Number 13--Tanque Verde--
                  Series 1994, 6.700%, 07/01/10...................................       543,440             --         543,440
   1,000,000    Pima County, AZ Unified School District Number 1--Tucson--Series
                  1992, 7.500%, 07/01/10..........................................     1,190,930             --       1,190,930
     650,000    Pima County, AZ Unified School District Number 1--Tucson, 7.200%,
                  07/01/09........................................................       713,810             --         713,810
                Pinal County Certificates of Participation:
     300,000    6.375%, 6/01/06...................................................            --        318,981         318,981
     200,000    6.500%, 6/01/09...................................................            --        211,810         211,810
   1,500,000    Price-Elliott Research Park, Incorporated--Arizona State
                  University Research Park Development--Series 1991, 7.000%,
                  07/01/21........................................................     1,671,510             --       1,671,510
     375,000    Salt River Pima--Maricopa Indian Community--Arizona Special
                  Obligation Revenue--Phoenix Cement Company, 7.750%, 02/15/97....       383,749             --         383,749
     280,000    Salt River Project Agricultural Improvement and Power District,
                  Arizona, Salt River Project Electric System Revenue Bonds, 1986
                  Series C, 5.750%, 1/01/20.......................................            --        268,318         268,318

                        PRO FORMA FINANCIAL INFORMATION


                                                                                      FLAGSHIP        NUVEEN        PRO FORMA
 PRINCIPAL                                                                             MARKET         MARKET          MARKET
   AMOUNT       DESCRIPTION                                                             VALUE          VALUE          VALUE
-------------------------------------------------------------------------------------------------------------------------------
$    300,000    Salt River Project Agricultural Improvement and Power District,
                  Arizona, Salt River Project Electric System Revenue Bonds, 1992
                  Series D, 5.750%, 1/01/19.......................................   $        --    $   289,872    $    289,872
     500,000    Salt River Project--Arizona Agricultural Improvement and Power
                  District--Electric System Refunding Revenue--Series 1993 A,
                  5.750%, 01/01/10................................................       508,470             --         508,470
     300,000    Salt River Project--Arizona Agricultural Improvement and Power
                  District-- Electric System Revenue--Series A, 7.500%,
                  01/01/27........................................................       312,432             --         312,432
     100,000    Salt River Project--Arizona Agricultural Improvement and Power
                  District-- Electric System Revenue--Series E, 8.250%,
                  01/01/28........................................................       106,537             --         106,537
     100,000    Salt River Project--Arizona Agricultural Improvement and Power
                  District--Electric System Revenue--Series E, 8.250%, 01/01/13...       106,537             --         106,537
   1,100,000    Santa Cruz, AZ Nogales Unified School District Number 1--General
                  Obligation--Series 1995, 0.000%, 01/01/09.......................       540,331             --         540,331
     450,000    Scottsdale, AZ Certificates of Participation--Scottsdale Municipal
                  Property Corporation, 7.875%, 11/01/14..........................       466,659             --         466,659
   1,000,000    Scottsdale, AZ Industrial Development Authority Hospital
                  Revenue--Scottsdale Memorial Hospital--1987 A, 8.500%,
                  09/01/17........................................................     1,066,770             --       1,066,770
   1,500,000    Scottsdale, AZ Industrial Development Authority Hospital
                  Revenue--Scottsdale Memorial Hospital--Series 1993, 5.500%,
                  09/01/12........................................................     1,473,015             --       1,473,015
     315,000    Scottsdale, AZ Mountain Community Facilities District--General
                  Obligation--Series 1993A, 6.200%, 07/01/17......................       319,561             --         319,561
     800,000    Sedona, AZ Sewer Revenue--Series 1992, 7.000%, 07/01/12...........       838,280             --         838,280
   1,925,000    Tatum Ranch, AZ Community Facilities District--Phoenix, Arizona--
                  General Obligation--Series 1991 A, 6.875%, 07/01/16.............     2,072,282             --       2,072,282
     225,000    Tempe General Obligation, 6.000%, 7/01/08.........................            --        233,181         233,181
     500,000    Tempe Industrial Development Authority Multifamily FHA-Insured
                  (Quadrangles Village Apartments), 6.250%, 6/01/26...............            --        501,705         501,705
     600,000    Tempe Union High School District No. 213 of Maricopa County,
                  Arizona, School Improvement and Refunding Bonds, Series 1994,
                  6.000%, 7/01/12.................................................            --        617,100         617,100
     600,000    The Industrial Development Authority of the County of Maricopa,
                  Arizona, Baptist Hospital System Revenue Refunding Bonds, Series
                  1995, 5.500%, 9/01/16...........................................            --        570,774         570,774
     500,000    The Industrial Development Authority of the County of Maricopa
                  (Arizona), Insured Health Facility Revenue Bonds (Catholic
                  Healthcare West), 1993 Series A, 5.625%, 7/01/23................            --        474,065         474,065
   2,775,000    The Industrial Development Authority of the County of Maricopa
                  (Arizona), Samaritan Health Services, Hospital System Revenue
                  Refunding Bonds, Series 1990A, 7.000%, 12/01/16.................     2,657,359        585,725       3,243,084
     640,000    The Industrial Development Authority of the County of Pima,
                  Arizona, Health Care System Revenue Bonds, Carondelet Health
                  Care Corporation of Arizona Issue, Series 1993, 5.250%,
                  7/01/13.........................................................            --        607,110         607,110
     575,000    Tucson Airport Authority, Inc. (Arizona), Airport Revenue Bonds,
                  Refunding Series 1993, 5.700%, 6/01/13..........................            --        563,972         563,972
     500,000    Tucson, AZ Airport Authority Revenue--Series B, 7.125%,
                  06/01/15........................................................       537,245             --         537,245
     850,000    Tucson, AZ Certificates of Participation--Series 1994, 6.375%,
                  07/01/09........................................................       900,804             --         900,804
   1,000,000    Tucson, AZ Water System Revenue--Series 1993, 5.500%, 07/01/10....       991,250             --         991,250
     850,000    Tucson, AZ Water System Revenue, 7.700%, 07/01/15.................       869,762             --         869,762
     500,000    Tucson, AZ Water System Revenue--Series 1991, 6.700%, 07/01/12....       538,240             --         538,240
     300,000    Tucson Unified School District No. 1 of Pima County, Arizona,
                  School Improvement Bonds, Project of 1989, Series D (1992),
                  6.100%, 7/01/12.................................................            --        309,138         309,138
     390,000    Tucson Water Revenue Bonds 1994A, 6.000%, 7/01/21.................            --        393,814         393,814
  10,320,000    Tucson and Pima County, AZ Industrial Development
                  Authority--Single Family Mortgage Revenue--Series 1983 A,
                  0.000%, 12/01/14................................................     3,348,943             --       3,348,943
     300,000    University of Arizona, 6.250%, 6/01/11............................            --        312,534         312,534
   1,370,000    University of Arizona Foundation Lease Revenue, 7.750%,
                  07/01/07........................................................     1,442,898             --       1,442,898
   1,085,000    University of Arizona Medical Center Corporation--Tucson,
                  Arizona--Hospital Revenue--Series 1986, 8.100%, 07/01/16........     1,151,673             --       1,151,673
   1,000,000    University of Arizona Medical Center Corporation--Tucson,
                  Arizona--Hospital Revenue--Series 1987, 8.100%, 07/01/16........     1,064,101             --       1,064,101

                        PRO FORMA FINANCIAL INFORMATION


                                                                                      FLAGSHIP        NUVEEN        PRO FORMA
 PRINCIPAL                                                                             MARKET         MARKET          MARKET
   AMOUNT       DESCRIPTION                                                             VALUE          VALUE          VALUE
-------------------------------------------------------------------------------------------------------------------------------
$    335,000    Yavapai County Community College District, 6.000%, 7/01/12........   $        --    $   336,724    $    336,724
     675,000    Yuma County Union High School District No. 70 General Obligations,
                  5.700%, 7/01/06.................................................            --        698,131         698,131
     875,000    Commonwealth of Puerto Rico Public Building Authority Guaranteed
                  Public Education and Health Facilities--Series M, 3.750%,
                  07/01/16........................................................       769,760             --         769,760
-------------------------------------------------------------------------------------------------------------------------------
$136,480,000    Total Investments--(Cost $100,697,741)--99.4%.....................   $82,038,084    $22,884,269     104,922,353
 ===========    ---------------------------------------------------------------------------------------------------------------
                Temporary Investments in Short-Term Municipal Securities--0.5%
$    500,000
 -----------
 -----------
                Maricopa County, Arizona Pollution Control Corporation, Pollution
                  Control Revenue Refunding Bonds, (Arizona Public Service Company
                  Palo Verde Project), 1994 Series F, Variable Rate Demand Bonds,
                  3.650%, 5/01/29+................................................
                                                                                     $        --    $   500,000         500,000
                ---------------------------------------------------------------------------------------------------------------
                Other Assets Less Liabilities--0.1%...............................                                       41,092
                ---------------------------------------------------------------------------------------------------------------
                Net Assets--100%..................................................                                 $105,463,445
                ===============================================================================================================


 * Optional Call Provisions: Dates (month and year) and prices of the earliest optional call or redemption. There may be other call provisions at varying prices at later dates.
** Ratings: Using the higher of Standard & Poor's or Moody's rating.
   N/R--Investment is not rated.

+ The security has a maturity of more than one year, but has variable rate and demand features which qualify it as a short-term security. The rate disclosed is that currently in effect. This rate changes periodically based on market conditions or a specified market index.

                        PRO FORMA FINANCIAL INFORMATION

                                  NEW FLORIDA

            PRO FORMA CAPITALIZATION AS OF MAY 31, 1996 (UNAUDITED)


                                                             FLAGSHIP          NUVEEN
                                                             FLORIDA           FLORIDA        NEW FLORIDA        NEW FLORIDA
                                                             (ACTUAL)         (ACTUAL)        (PRO FORMA)      (AS ADJUSTED)(1)
                                                           ------------      -----------      -----------      ----------------
Common shares, $.01 par value per share.................   $         --      $    59,819        $    33          $    380,449 (2)
Paid-in surplus.........................................    308,648,791       59,879,819         33,327           368,241,340 (3)
Balance of undistributed net investment income..........             --           10,128             --                    -- (4)
Accumulated net realized gain (loss) from investment
  transactions..........................................     (1,318,032)        (318,841)            --            (1,636,873)(5)
Net unrealized appreciation of investments..............     12,300,285        1,163,492             --            13,463,777
                                                           ------------      -----------        -------          ------------
    Net assets..........................................   $319,631,044      $60,794,417        $33,360          $380,448,693
                                                           ============      ===========        =======          ============



(1) The adjusted balances are presented as if the Reorganization was effective as of May 31, 1996 for information purposes only. The actual Effective Time of the Reorganization is expected to be January 31, 1997 at which time the results would be reflective of the actual composition of shareholders' equity at that date.


(2) Assumes the issuance of 31,845,644 and 757,595 class A shares, 117,460 and 19,246 class C shares and 5,301,589 class R shares of New Florida in exchange for the net assets of class A, C and R of Flagship Florida and Nuveen Florida, respectively. These numbers are based on the net assets of each class of Flagship Florida and Nuveen Florida, and the net asset values of each respective class of New Florida, as of May 31, 1996, after adjustment for the distributions referred to in (4) below. The issuance of such number of New Florida shares would result in the distribution of
    1.0389326 and 1.0152648 class A shares, 1.0391472 and 1.0113344 class C shares and 1.0162795 class R shares for each share of each respective class of Flagship Florida and Nuveen Florida, respectively, upon liquidation of each respective class of Flagship Florida and Nuveen Florida.

(3) Includes the impact of $320,596 due to the effect of the exchange ratios on the value of new shares issued in excess of the value of shares liquidated and the effect of assigning a par value equal to .01 per share for each New Florida share issued in exchange for each Flagship Florida share.

(4) Assumes Nuveen Florida distributes all of its undistributed net investment income to shareholders.


(5) Assumes Flagship Florida and Nuveen Florida carry forward their net realized losses from investment transactions to New Florida, as permitted under applicable tax regulations.


        PRO FORMA CONDENSED BALANCE SHEET AS OF MAY 31, 1996 (UNAUDITED)


                                                         FLAGSHIP       NUVEEN
                                                         FLORIDA        FLORIDA     NEW FLORIDA    PRO FORMA       NEW FLORIDA
                                                         (ACTUAL)      (ACTUAL)     (PRO FORMA)   ADJUSTMENTS     (AS ADJUSTED)
                                                       ------------   -----------   -----------   -----------     -------------
Investments in municipal securities, at market
  value..............................................  $320,272,636   $60,475,872     $    --     $       --      $380,748,508
Temporary investments in short-term municipal
  securities, at amortized cost......................            --     1,600,000          --        (20,000)(1)     1,580,000
Cash.................................................        97,112            --      33,360          9,872 (2)       140,344
Other assets less liabilities........................      (738,704)   (1,281,455)         --             --        (2,020,159)
                                                       -------------  ------------   --------     -----------     -------------
Net assets...........................................  $319,631,044   $60,794,417     $33,360     $  (10,128)     $380,448,693
                                                       =============  ============   ========     ===========     =============
Class A Shares:
Net assets...........................................  $318,456,444   $ 7,577,209     $ 8,340     $   (1,262)     $326,040,731
                                                       =============  ============   ========     ===========     =============
Shares outstanding...................................    30,652,271       746,204         834      1,204,764 (3)    32,604,073
                                                       =============  ============   ========     ===========     =============
Net asset value and redemption price per share.......  $      10.39   $     10.15     $ 10.00                     $      10.00
                                                       =============  ============   ========                     =============
Offering price per share (net asset value per share
  plus maximum sales charge of 4.20%, 4.50%, 4.20%
  and 4.20%, respectively, of offering price)........  $      10.85   $     10.63     $ 10.44                     $      10.44
                                                       =============  ============   ========                     =============
Class B Shares:
Net assets...........................................           N/A           N/A     $ 8,340                     $      8,340
                                                       =============  ============   ========                     =============
Shares outstanding...................................           N/A           N/A         834                              834
                                                       =============  ============   ========                     =============
Net asset value......................................           N/A           N/A     $ 10.00                     $      10.00
                                                       =============  ============   ========                     =============
Class C Shares:
Net assets...........................................  $  1,174,600   $   192,489     $ 8,340     $      (32)     $  1,375,397
                                                       =============  ============   ========     ===========     =============
Shares outstanding...................................       113,035        19,030         834          4,641 (3)       137,540
                                                       =============  ============   ========     ===========     =============
Net asset value, offering and redemption price per
  share..............................................  $      10.39   $     10.12     $ 10.00                     $      10.00
                                                       =============  ============   ========                     =============
Class R Shares:
Net assets...........................................           N/A   $53,024,719     $ 8,340     $   (8,834)     $ 53,024,225
                                                       =============  ============   ========     ===========     =============
Shares outstanding...................................           N/A     5,216,664         834         84,925 (3)     5,302,423
                                                       =============  ============   ========     ===========     =============
Net asset value and redemption price per share.......           N/A   $     10.16     $ 10.00                     $      10.00
                                                       =============  ============   ========                     =============



(1) See note (1) to Pro Forma Capitalization table above as to the Effective Time of the Reorganization. Assumes sales of temporary investments to provide additional cash needed to fully distribute all net investment income of Nuveen Florida.

(2) Net effect on cash after sales of temporary investments and distribution of net investment income of Nuveen Florida.
(3) See note (1) to Pro Forma Capitalization table. Based on the issuance of 31,845,644 and 757,595 class A shares, 117,460 and 19,246 class C shares and 5,301,589 class R shares of New Florida and the cancellation of all shares of each class of Flagship Florida and Nuveen Florida, respectively.

                          PRO FORMA FINANCIAL INFORMATION

                                    NEW FLORIDA

      PRO FORMA CONDENSED INCOME STATEMENT FOR THE TWELVE MONTHS ENDED MAY 31,
                                  1996 (UNAUDITED)


                                                                     FLAGSHIP        NUVEEN
                                                                     FLORIDA        FLORIDA       PRO FORMA        NEW FLORIDA
                                                                     (ACTUAL)       (ACTUAL)     ADJUSTMENTS      (AS ADJUSTED)
                                                                   ------------    ----------    -----------      -------------
Investment Income:
  Tax-exempt interest income....................................   $ 20,541,373    $3,355,242     $      --       $ 23,896,615
                                                                   -------------   -----------   ----------       -------------
  Expenses:
    Management fees(1)..........................................      1,665,969       322,145       110,929          2,099,043
    12b-1 fees(2)...............................................      1,331,239        13,359      (666,558)           678,040
    Other expenses..............................................        446,874       180,616      (103,578)(3)        523,912
                                                                   -------------   -----------   ----------       ------------
      Total expenses............................................      3,444,082       516,120      (659,207)         3,300,995
    Expense waiver/reimbursement from investment adviser(4).....       (733,912)      (63,472)      683,255           (114,129)
                                                                   -------------   -----------   ----------       ------------
      Net expenses..............................................      2,710,170       452,648        24,048          3,186,866
                                                                   -------------   -----------   ----------       ------------
Net investment income...........................................     17,831,203     2,902,594       (24,048)        20,709,749
                                                                   -------------   -----------   ----------       ------------
Realized and Unrealized Gain (Loss) from Investments:
  Net realized gain (loss) from investment transactions, net of
    taxes, if applicable........................................      4,828,780      (268,019)           --          4,560,761
  Net change in unrealized appreciation or depreciation of
    investments.................................................    (12,275,838)     (737,963)           --        (13,013,801)
                                                                   -------------   -----------   ----------       ------------
      Net gain (loss) from investments..........................     (7,447,058)   (1,005,982)           --         (8,453,040)
                                                                   -------------   -----------   ----------       ------------
Net increase (decrease) in net assets from operations...........   $ 10,384,145    $1,896,612     $ (24,048)      $ 12,256,709
                                                                   =============   ===========   ==========       ============



(1) Reflects a management fee of .50% of net assets of Flagship Florida and .55% of net assets for the first $125 million of Nuveen Florida. Also reflects a management fee of .55% of net assets for the first $125 million, .5375% of net assets for the next $125 million and .525% of net assets over $250 million of New Florida (as adjusted).



(2) Reflects a 12b-1 service fee of .20% of net assets for classes A and C of Flagship Florida and .25% of net assets for classes A and C of Nuveen Florida. New Florida (as adjusted) reflects a 12b-1 service fee of .20% of net assets for classes A and C. Also included is a 12b-1 distribution fee of .20% and .75% of net assets of class A and C, respectively, of Flagship Florida. Class C of Nuveen Florida is subject to a 12b-1 distribution fee of .75% of net assets. New Florida (as adjusted) reflects a 12b-1 distribution fee of .55% of net assets for class C. Class R is not subject to a 12b-1 service or distribution fee.


(3) Represents estimated reduction in operating expenses, including audit, legal, custodian, transfer agency and report printing. New Florida (as adjusted) would have a much larger asset base than either Fund currently has. Certain operating expenses would have been reduced had they been applied to the larger asset base for one Fund, rather than to two smaller separate Funds.


(4) Reflects an expense waiver/reimbursement of .22% of net assets of Flagship Florida and .11% of net assets of Nuveen Florida. New Florida (as adjusted) reflects an expense waiver/reimbursement of .03% of net assets.

                        PRO FORMA FINANCIAL INFORMATION

                                  NEW FLORIDA

                       PRO FORMA PORTFOLIO OF INVESTMENTS

                                  MAY 31, 1996

                                  (UNAUDITED)


                                                                                      FLAGSHIP        NUVEEN        PRO FORMA
 PRINCIPAL                                                                             MARKET         MARKET          MARKET
   AMOUNT      DESCRIPTION                                                             VALUE           VALUE          VALUE
-------------------------------------------------------------------------------------------------------------------------------
$  3,000,000   Alliance Airport Authority, Incorporated, TX--Special Facilities
                 Revenue-- Federal Express Corporation Project--Series 1996,
                 6.375%, 04/01/21.................................................. $  2,911,380    $        --    $  2,911,380
   3,750,000   Auburndale, FL Water and Sewer Revenue--Series 1995, 5.250%,
                 12/01/25..........................................................    3,396,675             --       3,396,675
     500,000   Brevard County, FL School Board--Certificates of Participation--
                 Series 1996 A and B, 5.400%, 07/01/11.............................      489,085             --         489,085
     500,000   Brevard County, FL School Board--Certificates of
                 Participation--Series 1996 A and B, 5.400%, 07/01/12..............      486,055             --         486,055
   1,100,000   Brevard County, FL School Board--Certificates of
                 Participation--Series 1996 A and B, 5.500%, 07/01/21..............    1,034,495             --       1,034,495
     300,000   Brevard County Education Facilities Authority (Florida Institute of
                 Technology), 6.875%, 11/01/22.....................................           --        304,758         304,758
     600,000   Broward County Housing Finance Authority (Lakeside Apartments),
                 7.000%, 2/01/25...................................................           --        634,584         634,584
   1,500,000   Broward County, FL School Board--Certificates of Participation,
                 7.125%, 07/01/10..................................................    1,662,600             --       1,662,600
   4,565,000   Broward County, FL Resource Recovery Revenue--SES Broward Company,
                 L.P. South Project--Series 1984, 7.950%, 12/01/08.................    5,026,887             --       5,026,887
   1,995,000   Broward County, FL Housing Finance Authority Revenue--Single
                 Family--Series 1990 A, 7.900%, 03/01/23...........................    2,100,675             --       2,100,675
   5,425,000   Broward County, FL Housing Finance Authority Revenue--Single
                 Family--Series 1985, 0.000%, 04/01/16.............................      686,371             --         686,371
   1,925,000   Boynton Beach, FL Water and Sewer System Utility Revenue--Series
                 1990, 7.400%, 11/01/15............................................    2,167,627             --       2,167,627
   5,500,000   Cape Coral, FL Health Facilities Authority--First Mortgage
                 Revenue--Gulf Care, Incorporated--Series 1995 A, 6.000%,
                 10/01/25..........................................................    5,373,390             --       5,373,390
     190,000   Cape Coral Health Facilities Authority (Cape Coral Medical Center),
                 8.125%, 11/01/08..................................................           --        202,285         202,285
   6,000,000   Citrus County, FL Pollution Control Revenue-- Florida Power
                 Corporation-- Crystal River Power Plant--Series 1992A, 6.625%,
                 01/01/27..........................................................    6,255,060             --       6,255,060
     250,000   City of Hollywood, Florida, Water and Sewer Revenue Bonds, Series
                 1991, 6.875%, 10/01/21 (Pre-refunded to 10/01/01).................           --        279,270         279,270
     630,000   City of St. Petersburg Health Facilities Authority (Florida),
                 Revenue Bonds, Series 1985A (Allegany Health System Loan Program),
                 7.000%, 12/01/15..................................................           --        689,182         689,182
     165,000   City of Tampa, Florida, Water and Sewer Systems Revenue Bonds,
                 Series 1992, 6.000%, 10/01/17.....................................           --        166,218         166,218
     335,000   City of Tampa, Florida, Water and Sewer Systems Revenue Bonds,
                 Series 1992, 6.000%, 10/01/17 (Pre-refunded to 10/01/02)..........           --        359,850         359,850
   2,500,000   Clay County, FL Housing Finance Authority Revenue--Single Family
                 Mortgage--Series 1995, 6.550%, 03/01/28...........................    2,520,775             --       2,520,775
     750,000   Clay County, FL Industrial Development Authority Revenue--Cargill
                 Project--Series 1992, 6.400%, 03/01/11............................      780,038             --         780,038
  15,000,000   Colquitt County, GA Development Authority Revenue--Southern Care
                 Corporation--Series 1991 A, 0.000%, 12/01/21......................    2,476,350             --       2,476,350
   7,585,000   Dade County, FL Aviation Revenue--Series 1996 A and B, 5.600%,
                 10/01/26..........................................................    7,182,995             --       7,182,995
   4,000,000   Dade County, FL Aviation Revenue--Series 1995 A, B and C, 5.750%,
                 10/01/25..........................................................    3,873,080             --       3,873,080
   1,500,000   Dade County, FL Health Facilities Authority Revenue--Baptist
                 Hospital of Miami Project, 5.750%, 05/01/21.......................    1,494,990             --       1,494,990
   2,735,000   Dade County, FL Health Facilities Authority Revenue--Catholic Health
                 and Rehabilitation Inc. , 7.125%, 08/15/09........................    2,901,507             --       2,901,507
     300,000   Dade County Health Facilities Authority (North Shore Medical
                 Center), 6.500%, 8/15/15..........................................           --        311,442         311,442
     250,000   Dade County Health Facilities Authority (South Miami Hospital),
                 7.000%, 10/01/18 (Pre-refunded to 10/01/99).......................           --        273,803         273,803
   2,600,000   Dade County, FL Health Facilities Authority Revenue--South Miami
                 Hospital--Series 1991 A, 6.750%, 10/01/20.........................    2,886,624             --       2,886,624
     290,000   Dade County, FL Housing Finance Authority--Single Family--Series B,
                 7.750%, 03/01/17..................................................      305,298             --         305,298

                        PRO FORMA FINANCIAL INFORMATION


                                                                                      FLAGSHIP        NUVEEN        PRO FORMA
 PRINCIPAL                                                                             MARKET         MARKET          MARKET
   AMOUNT       DESCRIPTION                                                            VALUE           VALUE          VALUE
-------------------------------------------------------------------------------------------------------------------------------
$  1,355,000   Dade County, FL Housing Finance Authority--Single Family--Series D,
                 6.950%, 12/15/12.................................................. $  1,422,059    $        --    $  1,422,059
      40,000   Dade County, FL Housing Finance Authority--Single Family--Series E,
                 7.000%, 03/01/24..................................................       41,537             --          41,537
   1,000,000   Dade County, FL Housing Finance Authority--Single Family Mortgage
                 Revenue--Series 1995, 6.700%, 04/01/28............................    1,007,460             --       1,007,460
   1,000,000   Dade County (Miami International Airport), 6.550%, 10/01/13
                 (Alternative Minimum Tax).........................................           --      1,052,620       1,052,620
   7,600,000   Dade County, FL Professional Sports Franchise Facilities Tax
                 Revenue-- Series 1995, 0.000%, 10/01/27...........................    1,178,152             --       1,178,152
   6,730,000   Dade County, FL Professional Sports Franchise Facilities Tax
                 Revenue-- Series 1995, 5.250%, 10/01/30...........................    6,052,424             --       6,052,424
   2,480,000   Dade County, Florida, Public Facilities Revenue Refunding Bonds
                 (Jackson Memorial Hospital), Series 1993A, 4.875%, 6/01/15........           --      2,175,158       2,175,158
   1,000,000   Dade County, FL Seaport General Obligation--Series 1996, 5.125%,
                 10/01/26..........................................................      878,350             --         878,350
     470,000   Dade County, Florida, Special Housing Revenue Bonds (City of Miami
                 Developments-Indenture VIII), Series A, 12.000%, 7/01/12..........           --        482,309         482,309
     255,000   Dade County, Florida, Special Obligation Bonds, (Courthouse Center
                 Project), Series 1994, 6.300%, 4/01/14............................           --        265,299         265,299
   2,500,000   Dade County, FL Water and Sewer System Revenue--Series 1995, 5.500%,
                 10/01/25..........................................................    2,341,275             --       2,341,275
   1,000,000   Davie Water and Sewer System, 6.250%, 10/01/17......................           --      1,024,990       1,024,990
     600,000   Daytona Beach Water and Sewer System, 6.000%, 11/15/14..............           --        604,920         604,920
     700,000   Detroit, MI Downtown Development Authority--Tax Increment
                 Development Area Number 1 Projects--Series 1996 B, C-1, C-2 and D,
                 6.250%, 07/01/25..................................................      683,466             --         683,466
   1,600,000   Dunedin (Mease Health Care), 5.375%, 11/15/13.......................           --      1,524,240       1,524,240
     215,000   Duval County, FL Housing Finance Authority--Single Family--Series A,
                 7.850%, 12/01/22..................................................      226,468             --         226,468
     425,000   Duval County, FL Housing Finance Authority--Single Family--Series B,
                 7.500%, 06/01/15..................................................      448,447             --         448,447
     520,000   Duval County, FL Housing Finance Authority--Single Family--Series C,
                 7.650%, 09/01/10..................................................      549,453             --         549,453
     735,000   Duval County, FL Housing Finance Authority Revenue--Single
                 Family--Series 1994, 6.550%, 10/01/15.............................      743,048             --         743,048
   2,700,000   Duval County, FL Housing Finance Authority--Multifamily Housing
                 Revenue--Greentree Place--Series 1995, 6.750%, 04/01/25...........    2,725,056             --       2,725,056
     325,000   Escambia County Housing Finance Authority, Single Family Mortgage,
                 6.900%, 4/01/20 (Alternative Minimum Tax).........................           --        334,932         334,932
   2,000,000   Escambia County Housing Finance Authority, Single Family, 6.950%,
                 10/01/27 (Alternative Minimum Tax)................................           --      2,024,780       2,024,780
   1,690,000   Escambia County, FL Housing Finance Authority--Single Family,
                 7.400%, 10/01/23..................................................    1,761,301             --       1,761,301
   5,500,000   Escambia County, FL Pollution Control Revenue--Champion
                 International Corporation--Series 1994, 6.900%, 08/01/22..........    5,704,655             --       5,704,655
     500,000   Escambia County School Board Certificates of Participation, 6.375%,
                 2/01/12...........................................................           --        516,220         516,220
   2,000,000   Escambia County, FL Utilities Authority--System Revenue--Series 1992
                 B, 0.000%, 01/01/15...............................................      666,680             --         666,680
     300,000   Florida Department of General Services General Obligation, 6.600%,
                 7/01/17...........................................................           --        320,529         320,529
   2,500,000   Florida Housing Finance Agency, 6.875%, 8/01/26 (Alternative Minimum
                 Tax)..............................................................           --      2,643,975       2,643,975
     750,000   Florida Housing Finance Agency, General Mortgage Revenue Refunding
                 Bonds, 1992 Series A, 6.400%, 6/01/24.............................           --        761,258         761,258
       5,000   Florida Housing Finance Agency, Home Ownership (GNMA), 8.595%,
                 11/01/18 (Alternative Minimum Tax)................................           --          5,177           5,177
   1,000,000   Florida Housing Finance Agency--Multifamily Housing Revenue--Antigua
                 Club Apartments--Series 1995 A1, 6.750%, 08/01/14.................    1,053,520             --       1,053,520
   1,115,000   Florida Housing Finance Agency--Multifamily Housing
                 Revenue--Brittany of Rosemont Apartments--Series 1995 C1, 6.875%,
                 08/01/26..........................................................    1,176,537             --       1,176,537
   1,260,000   Florida Housing Finance Agency Revenue--Vinyards Project--Series
                 1995 H, 6.400%, 11/01/15..........................................    1,246,127             --       1,246,127
   1,660,000   Florida Housing Finance Agency Revenue--Vinyards Project--Series
                 1995 H, 6.500%, 11/01/25..........................................    1,649,110             --       1,649,110
   1,425,000   Florida Housing Finance Agency--Single Family Revenue--Series 1994,
                 6.250%, 07/01/11..................................................    1,443,183             --       1,443,183

                        PRO FORMA FINANCIAL INFORMATION


                                                                                      FLAGSHIP        NUVEEN        PRO FORMA
 PRINCIPAL                                                                             MARKET         MARKET          MARKET
   AMOUNT       DESCRIPTION                                                            VALUE           VALUE          VALUE
-------------------------------------------------------------------------------------------------------------------------------
$    715,000   Florida Housing Finance Agency--Single Family Mortgage
                 Revenue--Series 1995 A, 6.550%, 07/01/14.......................... $    724,910    $        --    $    724,910
     715,000   Florida Housing Finance Agency--Single Family Mortgage
                 Revenue--Series 1995 A, 6.650%, 01/01/24..........................      723,609             --         723,609
   1,000,000   Florida Housing Finance Agency--Homeowner Mortgage Revenue--Series
                 1995 2B, 5.950%, 07/01/14.........................................      998,840             --         998,840
   1,440,000   Florida Housing Finance Agency Multi-Family Housing Rev Bonds. 1989
                 Ser I (GNMA - Driftwood Terrace Apts), 7.650%, 12/20/31
                 (Alternative Minimum Tax).........................................           --      1,527,250       1,527,250
   1,000,000   Florida Municipal Power Agency, All-Requirements Power Supply
                 Project Revenue Bonds, Series 1992, 6.250%, 10/01/21 (Pre-refunded
                 to 10/01/02)......................................................           --      1,094,550       1,094,550
   1,145,000   Florida Municipal Power Agency, Stanton II Project Revenue Bonds,
                 Series 1992, 6.000%, 10/01/27 (Pre-refunded to 10/01/02)..........           --      1,238,432       1,238,432
   2,165,000   Florida State Board of Education Capital Outlay--Series 1985,
                 9.125%, 06/01/14..................................................    2,959,663             --       2,959,663
     335,000   Florida State Board of Education Capital Outlay, 9.125%, 06/01/14...      458,380             --         458,380
   5,000,000   Florida State Board of Education Capital Outlay--Series 1991 B,
                 6.700%, 06/01/22..................................................    5,475,050             --       5,475,050
   3,000,000   Florida State Board of Education Capital Outlay--Series 1992 C,
                 6.625%, 06/01/17..................................................    3,305,070             --       3,305,070
   4,000,000   Florida State Broward County Expressway Authority--Series 1984,
                 9.875%, 07/01/09..................................................    5,612,280             --       5,612,280
   1,000,000   Florida State Broward County Expressway Authority--Series 1984,
                 10.000%, 07/01/14.................................................    1,465,060             --       1,465,060
   1,500,000   Florida State Department of Corrections--Certificates of
                 Participation-- Series 1994, 6.000%, 03/01/14.....................    1,514,160             --       1,514,160
   3,500,000   Florida State Department of Correctional Privatization Commission--
                 Certificates of Participation--350 Bed Youth--Series 1995, 5.000%,
                 08/01/17..........................................................    3,106,285             --       3,106,285
   2,500,000   Florida State Department of Transportation--Turnpike Revenue--
                 Series 1989 A, 7.500%, 07/01/19...................................    2,757,900             --       2,757,900
     530,000   Florida State Department of Transportation--Turnpike Revenue--
                 Series 1992A, 6.350%, 07/01/22....................................      543,303             --         543,303
   1,650,000   Florida Turnpike Authority, Department of Transportation, Turnpike
                 Revenue Bonds, Series 1992 A, 6.350%, 7/01/22 (Pre-refunded to
                 7/01/02)..........................................................           --      1,798,104       1,798,104
   2,000,000   Florida Village Center Community Development District--Water and
                 Sewer Utility Revenue--Series 1993, 5.000%, 11/01/13..............    1,785,620             --       1,785,620
     500,000   Gainesville Utility System, 6.500%, 10/01/22........................           --        552,590         552,590
      55,000   Greater Orlando Aviation Authority--Airport Facilities Revenue--City
                 of Orlando, FL, 8.000%, 10/01/18..................................       60,488             --          60,488
   3,105,000   Gulf Breeze, FL Local Government Loan Program Floating Rate Demand
                 Revenue--Series 1985 A through E, 7.750%, 12/01/15................    3,439,967             --       3,439,967
   1,000,000   Gulf Breeze, FL Local Government Loan Program Floating Rate Demand
                 Revenue--Series 1985 B, 5.900%, 12/01/11..........................    1,017,310             --       1,017,310
   5,000,000   Hernando County, FL Revenue Criminal Justice Complex, 7.650%,
                 07/01/16..........................................................    6,143,150             --       6,143,150
   1,020,000   Hillsborough County, FL Capital Improvement Program Revenue--Series
                 1994, 6.400%, 08/01/09............................................    1,121,510             --       1,121,510
     250,000   Hillsborough County, Capital Improvement (Museum of Science and
                 Industry), 6.400%, 1/01/12 (Pre-refunded to 1/01/00)..............           --        268,560         268,560
   2,990,000   Hillsborough County, FL Environmentally Sensitive Lands Acquisition
                 and Protection Program--Series 1992, 6.250%, 07/01/08.............    3,085,381             --       3,085,381
   2,500,000   Hillsborough County, FL Industrial Development Authority Pollution
                 Control Revenue--Tampa Electric Company, 7.875%, 08/01/21.........    2,871,400             --       2,871,400
   1,200,000   Hillsborough County Industrial Development Authority, Pollution
                 Control Revenue Refunding Bonds (Tampa Electric Company Project)
                 Series 1992, 8.000%, 5/01/22......................................           --      1,405,032       1,405,032
   1,000,000   Hillsborough County, FL Port District Revenue--Tampa Port
                 Authority-- Series 1990, 8.250%, 06/01/09.........................    1,151,670             --       1,151,670
   1,635,000   Hillsborough County, FL Utility Revenue--Series A, 7.000%,
                 08/01/14..........................................................    1,812,986             --       1,812,986
   2,250,000   Hillsborough County, FL Utility Revenue--Series A, 6.500%,
                 08/01/16..........................................................    2,334,398             --       2,334,398
   3,500,000   Hillsborough County, FL Utility Revenue--Series B, 6.500%,
                 08/01/16..........................................................    3,631,285             --       3,631,285
     745,000   Housing Finance Authority of Dade County (Florida), Single Family
                 Mortgage Revenue Bonds, Series B, 7.250%, 9/01/23 (Alternative
                 Minimum Tax)......................................................      651,578        119,129         770,707

                        PRO FORMA FINANCIAL INFORMATION


                                                                                      FLAGSHIP        NUVEEN        PRO FORMA
 PRINCIPAL                                                                             MARKET         MARKET          MARKET
   AMOUNT        DESCRIPTION                                                           VALUE           VALUE          VALUE
-------------------------------------------------------------------------------------------------------------------------------
$  1,000,000   Housing Finance Authority of Manatee County, Florida, Single Family
                 Mortgage Revenue Bonds, Series 1994-Sub Series 3, 7.600%, 11/01/26
                 (Alternative Minimum Tax)......................................... $         --    $ 1,089,880    $  1,089,880
     470,000   Jacksonville Electric Authority, 7.500%, 10/01/02...................           --        492,179         492,179
     500,000   Jacksonville Electric Authority, 5.500%, 10/01/14...................           --        474,780         474,780
   1,810,000   Jacksonville, FL Electric Authority--Bulk Power Supply System
                 Revenue-- Scherer 4 Project--Series 1991 A, 7.000%, 10/01/12......    1,995,036             --       1,995,036
   3,000,000   Jacksonville, FL Electric Authority--St. Johns River Power System
                 Revenue-- Issue 2--Series 11, 5.250%, 10/01/20....................    2,671,620             --       2,671,620
     250,000   Jacksonville Excise Taxes, 6.500%, 10/01/13.........................           --        262,673         262,673
     500,000   Jacksonville, FL Excise Taxes Revenue--Series 1996 A, 5.000%,
                 10/01/16..........................................................      447,070             --         447,070
     605,000   Jacksonville Health Facilities Authority, Health Facilities Revenue
                 Refunding Bonds, Daughters of Charity National Health System,
                 Inc., St. Vincent's Medical Center Issue Series 1990, 7.500%,
                 11/01/15 (Pre-refunded to 11/01/00)...............................           --        683,106         683,106
   1,750,000   Jacksonville Health Facilities Authority Hospital Revenue (New
                 Children's Hospital at Baptist Medical Center), 7.000%, 6/01/21...           --      1,904,123       1,904,123
   3,000,000   Jacksonville, FL Health Facilities Authority Hospital Revenue--St.
                 Luke's Hospital, 7.125%, 11/15/20.................................    3,236,220             --       3,236,220
     600,000   Jacksonville, FL Industrial Development Revenue--Cargill
                 Project--Series 1992, 6.400%, 03/01/11............................      623,592             --         623,592
   4,000,000   Jacksonville, FL Port Authority--Port Facilities Revenue--Series
                 1996, 5.625%, 11/01/18 (WI).......................................    3,770,160             --       3,770,160
     375,000   Jacksonville Water and Sewer (Jacksonville Suburban Utilities
                 Corporation), 6.750%, 6/01/22 (Alternative Minimum Tax)...........           --        403,399         403,399
     500,000   Jacksonville, FL District Water and Sewer Revenue--Series 1996,
                 5.000%, 10/01/20..................................................      436,400             --         436,400
     250,000   Jupiter Water System, 6.250%, 10/01/18..............................           --        255,348         255,348
   2,000,000   Key West, FL Utility Board Electric System Revenue--Series 1991,
                 0.000%, 10/01/14..................................................      676,600             --         676,600
   2,500,000   Key West, FL Utility Board Electric System Revenue--Series 1991,
                 0.000%, 10/01/17..................................................      707,425             --         707,425
   1,300,000   Kissimmee Utility Authority (Florida), Electric System Improvement
                 and Refunding Revenue Bonds, Series 1993, 5.375%, 10/01/12........           --      1,254,968       1,254,968
   1,500,000   Lady Lake, FL Industrial Development Revenue--Sunbelt Utilities,
                 9.625%, 07/01/15..................................................    1,791,585             --       1,791,585
   6,000,000   Lakeland, FL Hospital Revenue--Lakeland Regional Medical Center
                 Project-- Series 1996, 5.250%, 11/15/25...........................    5,427,120             --       5,427,120
   2,125,000   Lee County, FL Solid Waste System Revenue--Series A, 7.000%,
                 10/01/11..........................................................    2,294,022             --       2,294,022
     435,000   Leon County, FL Housing Finance Authority Revenue--Single Family,
                 7.300%, 04/01/21..................................................      450,751             --         450,751
   3,000,000   Leon County, FL Housing Finance Authority Revenue--Single
                 Family--Series 1995, 7.300%, 01/01/28.............................    3,229,890             --       3,229,890
   1,850,000   Manatee County, FL Public Utilities Revenue--Series 1991 C, 0.000%,
                 10/01/08..........................................................      935,027             --         935,027
   2,800,000   Manatee County, FL Public Utilities Revenue--Series 1991 C, 0.000%,
                 10/01/09..........................................................    1,320,032             --       1,320,032
   2,320,000   Martin County, FL Health Facilities Authority Hospital
                 Revenue--Martin Memorial Hospital--Series A, 7.125%, 11/15/04.....    2,545,063             --       2,545,063
   1,000,000   Martin County, FL Health Facilities Authority Hospital
                 Revenue--Martin Memorial Hospital--Series B, 7.100%, 11/15/20.....    1,086,830             --       1,086,830
   2,000,000   Martin County, FL Pollution Control Revenue--Florida Power and Light
                 Company--Series 1990, 7.300%, 07/01/20............................    2,197,460             --       2,197,460
   1,010,000   Martin County, FL Tropical Farms Water and Sewer Special Assessment
                 District--Series 1995, 5.900%, 11/01/11...........................    1,023,039             --       1,023,039
   1,000,000   Metropolitan Atlanta Rapid Transit Authority--Georgia Sales Tax
                 Revenue-- Series 1992 P, 6.250%, 07/01/20.........................    1,049,930             --       1,049,930
   6,050,800   Miami Beach Water and Sewer System, 5.375%, 9/01/15.................    3,297,560      2,409,546       5,707,106
   3,000,000   Mobile, AL General Obligation Warrants--Series 1996, 5.000%,
                 02/15/16..........................................................    2,700,540             --       2,700,540
   1,050,000   Naples, FL Hospital Revenue--Naples Community Hospital, 7.200%,
                 10/01/19..........................................................    1,171,989             --       1,171,989
   5,500,000   New York City, NY General Obligation--Series 1996 F and G, 5.750%,
                 02/01/19..........................................................    4,941,750             --       4,941,750
   3,000,000   New York City, NY General Obligation--Series 1996 H and I, 5.875%,
                 03/15/18..........................................................    2,743,710             --       2,743,710
   1,500,000   Nassau County, FL Pollution Control Revenue--ITT Rayonier Project--
                 Series 1993, 6.200%, 07/01/15.....................................    1,457,475             --       1,457,475

                        PRO FORMA FINANCIAL INFORMATION


                                                                                      FLAGSHIP        NUVEEN        PRO FORMA
 PRINCIPAL                                                                             MARKET         MARKET          MARKET
   AMOUNT        DESCRIPTION                                                           VALUE           VALUE          VALUE
-------------------------------------------------------------------------------------------------------------------------------
$    250,000   North Broward Hospital District (Florida), Hospital Revenue
                 Refunding Bonds, Series 1992A, 6.250%, 1/01/12.................... $         --    $   259,523    $    259,523
   1,330,000   North Miami, FL Health Facilities Authority Revenue--Bon Secours
                 Health System--Villa Maria Nursing Center, 7.500%, 09/01/12.......    1,442,186             --       1,442,186
   3,400,000   North Springs, FL Improvement District Water and Sewer
                 Revenue--Broward County--Series 1991, 8.000%, 10/01/16............    3,971,336             --       3,971,336
      85,000   Orange County, FL Capital Improvement Revenue--Series A, 7.700%,
                 10/01/18..........................................................       92,189             --          92,189
      15,000   Orange County, FL Capital Improvement Revenue--Series A, 7.700%,
                 10/01/18..........................................................       16,439             --          16,439
   2,500,000   Orange County, FL Health Facilities Authority Revenue--Adventist
                 Health/ Sunbelt--Series 1991, 6.875%, 11/15/15....................    2,692,325             --       2,692,325
   8,895,000   Orange County, FL Health Facilities Authority Revenue--Adventist
                 Health System/Sunbelt--Series 1995, 5.250%, 11/15/20..............    8,023,735             --       8,023,735
   2,500,000   Orange County, FL Health Facilities Authority Revenue--Adventist
                 Health/ Sunbelt--Series 1991, 6.750%, 11/15/21....................    2,665,600             --       2,665,600
   1,000,000   Orange County, FL Health Facilities Authority Revenue--Adventist
                 Health System/Sunbelt--Series 1995, 5.750%, 11/15/25..............      964,270             --         964,270
     280,000   Orange County, FL Housing Finance Authority Revenue--Series A,
                 7.600%, 01/01/24..................................................      295,778             --         295,778
   1,330,000   Orange County, FL Housing Finance Authority Revenue--Series B,
                 8.100%, 11/01/21..................................................    1,408,124             --       1,408,124
     420,000   Orlando-Orange County, FL Expressway Authority Revenue--Series 1990,
                 6.500%, 10/01/20..................................................      455,574             --         455,574
     145,000   Orange County Sales Tax, 6.125%, 1/01/19............................           --        154,735         154,735
   1,500,000   Orange County, Florida, Sales Tax Revenue Bonds, Series 1993B,
                 5.375%, 1/01/24...................................................           --      1,394,250       1,394,250
   1,750,000   Orange County, FL Tourist Development Tax Revenue, 7.250%,
                 10/01/10..........................................................    1,956,710             --       1,956,710
     500,000   Orange County, Florida, Water Utilities System Revenue Bonds, Series
                 1992, 6.250%, 10/01/17............................................           --        511,900         511,900
   1,000,000   Orlando-Orange County Expressway, 5.125%, 7/01/20...................           --        893,320         893,320
   1,000,000   Orange County Housing Finance Authority (Ashley Point Apartments),
                 7.100%, 10/01/24 (Alternative Minimum Tax)........................           --      1,022,310       1,022,310
   1,000,000   Orlando and Orange County Expressway Authority, 5.500%, 7/01/18.....           --        951,510         951,510
   1,000,000   Orlando, FL Utilities Commission--Water and Electric Revenue--
                 Series 1989 D, 6.750%, 10/01/17...................................    1,116,630             --       1,116,630
     375,000   Orlando, FL Utilities Commission--Water and Electric Revenue--
                 Series 1989 D, 5.000%, 10/01/23...................................      317,801             --         317,801
   1,000,000   Orlando Utilities Commission, Water and Electric Subordinated
                 Revenue Bonds, Series 1989D, 5.500%, 10/01/20.....................           --        922,560         922,560
   1,250,000   Orlando (Florida) Utilities Commission, Water and Electric
                 Subordinated Revenue Bonds, Series 1992A, 6.000%, 10/01/20........           --      1,242,750       1,242,750
   1,550,000   Osceola County, FL Industrial Development Authority
                 Revenue--Evangelical Lutheran Society Project, 6.750%, 05/01/16...    1,653,354             --       1,653,354
   2,475,000   Palm Beach County, FL Airport System Revenue, 7.500%, 10/01/00......    2,729,356             --       2,729,356
               Palm Beach County Criminal Justice Facilities:
   1,000,000   5.300%, 6/01/05.....................................................           --      1,014,650       1,014,650
   1,000,000   5.375%, 6/01/10.....................................................           --        985,510         985,510
   1,750,000   Palm Beach County, FL Criminal Justice Facilities Revenue , 7.250%,
                 06/01/11..........................................................    1,944,828             --       1,944,828
   1,055,000   Palm Beach County, FL Housing Finance Authority--Single Family
                 Mortgage Revenue, 7.600%, 03/01/23................................    1,111,759             --       1,111,759
   1,000,000   Palm Beach County, FL School Board--Certificates of Participation--
                 Series 1994 A, 6.375%, 08/01/15...................................    1,033,880             --       1,033,880
   5,050,000   Palm Beach County, FL School Board--Certificates of Participation--
                 Series 1995 A, 5.375%, 08/01/15...................................    4,742,102             --       4,742,102
   2,700,000   Palm Beach County, FL Solid Waste Industrial Development Revenue--
                 Okeelanta Power--Series 1993 A, 6.375%, 02/15/07..................    2,671,056             --       2,671,056
   2,000,000   Palm Beach County, FL Solid Waste Industrial Development Revenue--
                 Okeelanta Power--Series 1993 A, 6.700%, 02/15/15..................    1,960,100             --       1,960,100
   7,500,000   Palm Beach County, FL Solid Waste Industrial Development
                 Revenue--Okeelanta Power--Series 1993 A, 6.850%, 02/15/21.........    7,358,925             --       7,358,925
   1,000,000   Palm Beach Gardens, FL Special Obligation Revenue, 7.250%,
                 07/01/15..........................................................    1,083,960             --       1,083,960
   4,580,000   Pembroke Pines, FL Special Assessment Number 94-1--Series 1995,
                 5.750%, 11/01/05..................................................    4,517,666             --       4,517,666

                        PRO FORMA FINANCIAL INFORMATION


                                                                                      FLAGSHIP        NUVEEN        PRO FORMA
 PRINCIPAL                                                                             MARKET         MARKET          MARKET
   AMOUNT        DESCRIPTION                                                           VALUE           VALUE          VALUE
-------------------------------------------------------------------------------------------------------------------------------
$  2,000,000   Pensacola Health Facilities Authority (Daughters of Charity--Sacred
                 Heart), 5.250%, 1/01/11........................................... $         --    $ 1,897,340    $  1,897,340
   4,000,000   Pinellas County, FL Pollution Control Revenue--Florida Power
                 Corporation-- Anclote and Bartow Power Plants, 7.200%, 12/01/14...    4,269,240             --       4,269,240
   2,000,000   Pinellas County (Florida), Health Facilities Authority, Hospital
                 Revenue Bonds, Series 1993 (Morton Plant Health System Project),
                 5.500%, 11/15/18..................................................           --      1,890,400       1,890,400
   2,000,000   Pinellas County, FL Housing Finance Authority Revenue--Single
                 Family-- Series 1995 A, 6.650%, 08/01/21..........................    2,019,840             --       2,019,840
   1,160,000   Polk County, FL Housing Finance Authority--Single Family
                 Revenue--Series A, 7.150%, 09/01/23...............................    1,208,210             --       1,208,210
   1,650,000   Polk County, FL Industrial Development Authority Revenue--Winter
                 Haven Hospital--Series 1985-2, 6.250%, 09/01/15...................    1,688,164             --       1,688,164
   1,000,000   Saint Johns County, FL Industrial Development Authority--Hospital
                 Revenue--Flagler Hospital--Series 1992, 6.000%, 08/01/22..........      929,120             --         929,120
   3,000,000   Sanford Airport Authority, Florida--Industrial Development Revenue
                 Bonds-- (Central Florida Terminals, Inc. Project)--Series 1995 A
                 and B, 7.500%, 05/01/15...........................................    2,765,940             --       2,765,940
   3,270,000   Sanford Airport Authority, Florida--Industrial Development Revenue
                 Bonds-- (Central Florida Terminals, Inc. Project)--Series 1995 A
                 and B, 7.750%, 05/01/21...........................................    2,993,848             --       2,993,848
     855,000   Sarasota County, FL Health Facilities Authority Revenue--Sunnyside
                 Properties Project--Series 1995, 5.500%, 05/15/01.................      840,456             --         840,456
     540,000   Sarasota County, FL Health Facilities Authority Revenue--Sunnyside
                 Properties Project--Series 1995, 5.500%, 05/15/02.................      525,053             --         525,053
     570,000   Sarasota County, FL Health Facilities Authority Revenue--Sunnyside
                 Properties Project--Series 1995, 5.500%, 05/15/03.................      548,021             --         548,021
     600,000   Sarasota County, FL Health Facilities Authority Revenue--Sunnyside
                 Properties Project--Series 1995, 5.500%, 05/15/04.................      569,946             --         569,946
     170,000   Sarasota County, FL Health Facilities Authority Revenue--Sunnyside
                 Properties Project--Series 1995, 5.500%, 05/15/05.................      159,576             --         159,576
   1,000,000   Sarasota County, FL Health Facilities Authority Revenue--Sunnyside
                 Properties Project--Series 1995, 6.000%, 05/15/10.................      930,280             --         930,280
   2,000,000   Sarasota County, FL Solid Waste System Revenue--Series 1996, 5.500%,
                 10/01/21..........................................................    1,887,800             --       1,887,800
   1,000,000   Sarasota County, FL Utility System Revenue--Series 1994, 6.500%,
                 10/01/22..........................................................    1,114,380             --       1,114,380
   1,000,000   Sarasota Water and Sewer System, 7.625%, 10/01/08 (Pre-refunded to
                 10/01/96).........................................................           --      1,031,580       1,031,580
   2,500,000   Seminole County, FL School Board--Certificates of
                 Participation--Series 1994 B, 6.750%, 07/01/14....................    2,808,175             --       2,808,175
   6,500,000   Southern Minnesota Municipal Power Agency--Power Supply System
                 Revenue--Series 1994 A, 0.000%, 01/01/21..........................    1,477,840             --       1,477,840
     565,000   St. Lucie County Solid Waste System, 6.000%, 9/01/15 (Pre-refunded
                 to 9/01/99).......................................................           --        591,617         591,617
   3,000,000   St. Lucie County, FL Solid Waste Disposal Revenue--Florida Power and
                 Light Company, 7.150%, 02/01/23...................................    3,235,740             --       3,235,740
   2,000,000   St. Lucie County, FL Solid Waste Disposal Revenue--Florida Power and
                 Light Company--Series 1992, 6.700%, 05/01/27......................    2,090,920             --       2,090,920
   2,000,000   St. Petersburg, FL Health Facilities Authority Revenue--Allegheny
                 Health System--St. Anthony's Health Care Center, 6.750%,
                 12/01/21..........................................................    2,137,120             --       2,137,120
   1,610,000   St. Petersburg, FL Health Facilities Authority Revenue--Allegheny
                 Health System--St. Mary's Hospital, 7.000%, 12/01/21..............    1,757,621             --       1,757,621
   1,160,000   State of Florida, Faith and Credit, State Board of Education, Public
                 Education Capital Outlay Bonds, Series 1986-C, 7.100%, 6/01/07....           --      1,222,489       1,222,489
     460,000   State of Florida, Full Faith and Credit, State Board of Education,
                 Public Education Capital Outlay Bonds, Series 1989-A (Refunding
                 Bonds), 7.250%, 6/01/23 (Pre-refunded to 6/01/00).................           --        511,658         511,658
   2,680,000   State of Florida, Full Faith and Credit, State Board of Education,
                 Public Education Capital Outlay Bonds. Series 1989-A (Refunding
                 Bonds), 7.250%, 6/01/23...........................................           --      2,957,139       2,957,139
   1,735,000   State of Florida, Full Faith and Credit, Jacksonville Transportation
                 Authority, Senior Lien Bonds. Series 1990, 7.375%, 7/01/20
                 (Pre-refunded to 7/01/00).........................................      614,790      1,325,766       1,940,556
   2,250,000   State of Florida, Full Faith and Credit, State Board of Education,
                 Public Education Capital Outlay Bonds, 1994 Series B, 5.875%,
                 6/01/20...........................................................           --      2,207,453       2,207,453

                        PRO FORMA FINANCIAL INFORMATION


                                                                                      FLAGSHIP        NUVEEN        PRO FORMA
 PRINCIPAL                                                                             MARKET         MARKET          MARKET
   AMOUNT        DESCRIPTION                                                           VALUE           VALUE          VALUE
-------------------------------------------------------------------------------------------------------------------------------
$  5,000,000   Sunrise Lakes, FL Phase 4 Recreation District--General Obligation
                 and Revenue--Series 1995 A and B, 6.750%, 08/01/24................ $  5,202,300    $        --    $  5,202,300
   2,570,000   Sunrise, FL Utility System Revenue--Capital Appreciation--Series
                 1992 B, 0.000%, 10/01/13..........................................      930,186             --         930,186
   1,000,000   Tampa, FL Allegany Health System Revenue--St. Joseph's Hospital,
                 Incorporated--Series 1991, 6.750%, 12/01/17.......................    1,071,510             --       1,071,510
   2,000,000   Tampa, FL Allegany Health System Revenue--St. Joseph's
                 Hospital--Series 1994, 6.500%, 12/01/23...........................    2,084,980             --       2,084,980
   3,400,000   Tulsa, OK Municipal Airport Trustees Trust Revenue--AMR
                 Corporation-- Series 1995, 6.250%, 06/01/20.......................    3,320,780             --       3,320,780
   1,000,000   Turtle Run Community Development District, 6.400%, 5/01/11..........           --      1,034,590       1,034,590
     400,000   Wisconsin Center District--Junior Dedicated Tax Revenue--Series 1996
                 B, 5.700%, 12/15/20...............................................      386,320             --         386,320
   1,900,000   Commonwealth of Puerto Rico Electric Power Authority--Series P,
                 7.000%, 07/01/21..................................................    2,125,473             --       2,125,474
   2,500,000   Commonwealth of Puerto Rico, Public Improvement Bonds of 1996,
                 (General Obligation Bonds), 5.400%, 7/01/25.......................           --      2,261,374       2,261,374
  10,500,000   Puerto Rico Highway and Transportation Authority Revenue--Series
                 1996 Y and Z, 5.500%, 07/01/36....................................    9,530,640             --       9,530,640
   1,000,000   Puerto Rico Highway and Transportation Authority Revenue--Series
                 1996 Y and Z, 5.000%, 07/01/36....................................      833,270             --         833,270
-------------------------------------------------------------------------------------------------------------------------------
$410,920,000   Total Investments--(cost $367,284,731)--100.1%...................... $320,272,636    $60,475,872     380,748,508
 ===========   ----------------------------------------------------------------------------------------------------------------
               Temporary Investments in Short-Term Municipal Securities--0.4%
$  1,080,000   Jacksonville Health Facilities Authority, Hospital Revenue Bonds,
                 (Baptist Medical Center Project), Series 1993, Variable Rate
                 Demand Bonds, 3.650%, 6/01/08+.................................... $         --    $ 1,080,000       1,080,000
     500,000   The University Athletic Association, Inc., Capital Improvement
                 Revenue Bonds, Series 1990, Variable Rate Demand Bonds, 3.750%,
                 2/01/20+..........................................................           --        500,000         500,000
-------------------------------------------------------------------------------------------------------------------------------
$  1,580,000   Total Temporary Investments--0.4%................................... $         --    $ 1,580,000       1,580,000
 ===========   ----------------------------------------------------------------------------------------------------------------
               Other Assets Less Liabilities--(0.5)%...............................                                  (1,879,815)
               ----------------------------------------------------------------------------------------------------------------
               Net Assets--100%....................................................                                $380,448,693
               ================================================================================================================


    * Optional Call Provisions: Dates (month and year) and prices of the earliest optional call or redemption. There may be other call provisions at varying prices at later dates.
   ** Ratings: Using the higher of Standard & Poor's or Moody's rating.

(WI)  Securities purchased on a "when-issued" basis.


    + The security has a maturity of more than one year, but has variable rate and demand features which qualify it as a short-term security. The rate disclosed is that currently in effect. This rate changes periodically based on market conditions or a specified market index.

                        PRO FORMA FINANCIAL INFORMATION


                                NEW PENNSYLVANIA

            PRO FORMA CAPITALIZATION AS OF MAY 31, 1996 (UNAUDITED)


                                                                   FLAGSHIP        NUVEEN          NEW              NEW
                                                                 PENNSYLVANIA   PENNSYLVANIA   PENNSYLVANIA     PENNSYLVANIA
                                                                   (ACTUAL)       (ACTUAL)     (PRO FORMA)    (AS ADJUSTED)(1)
                                                                 ------------   ------------   ------------   ----------------
Common shares, $.01 par value per share......................... $        --    $    61,557      $     33       $    111,507 (2)
Paid-in surplus.................................................  47,936,238     62,062,278        33,327        109,981,926 (3)
Balance of undistributed net investment income..................          --         36,663            --                 -- (4)
Accumulated net realized gain (loss) from investment
  transactions..................................................    (102,860)      (543,477)           --           (646,337)(5)
Net unrealized appreciation of investments......................   1,000,252      1,059,722            --          2,059,974
                                                                 -----------    -----------      --------       ------------
    Net assets.................................................. $48,833,630    $62,676,743      $ 33,360       $111,507,070
                                                                 ===========    ===========      ========       ============



(1) The adjusted balances are presented as if the Reorganization was effective as of May 31, 1996 for information purposes only. The actual Effective Time of the Reorganization is expected to be January 31, 1997 at which time the results would be reflective of the actual composition of shareholders' equity at that date.



(2) Assumes the issuance of 4,439,204 and 693,742 class A shares, 444,159 and 105,270 class C shares and 5,464,996 class R shares of New Pennsylvania in exchange for the net assets of class A, C and R of Flagship Pennsylvania and Nuveen Pennsylvania, respectively. These numbers are based on the net assets of each class of Flagship Pennsylvania and Nuveen Pennsylvania, and the net asset values of each respective class of New Pennsylvania, as of May 31, 1996, after adjustment for the distributions referred to in (4) below. The issuance of such number of New Pennsylvania shares would result in the distribution of .9995335 and 1.0200372 class A shares, .9991940 and
    1.0085467 class C shares and 1.0174526 class R shares for each share of each respective class of Flagship Pennsylvania and Nuveen Pennsylvania, respectively, upon liquidation of each respective class of Flagship Pennsylvania and Nuveen Pennsylvania.


(3) Includes the impact of $49,917 due to the effect of the exchange ratios on the value of new shares issued in excess of the value of shares liquidated and the effect of assigning a par value equal to .01 per share for each New Pennsylvania share issued in exchange for each Flagship Pennsylvania share.

(4) Assumes Nuveen Pennsylvania distributes all of its undistributed net investment income to shareholders.

(5) Assumes Flagship Pennsylvania and Nuveen Pennsylvania carry forward their net realized losses from investment transactions to New Pennsylvania, as permitted under applicable tax regulations.

        PRO FORMA CONDENSED BALANCE SHEET AS OF MAY 31, 1996 (UNAUDITED)


                                                          FLAGSHIP        NUVEEN          NEW                           NEW
                                                        PENNSYLVANIA   PENNSYLVANIA   PENNSYLVANIA    PRO FORMA    PENNSYLVANIA
                                                          (ACTUAL)       (ACTUAL)     (PRO FORMA)    ADJUSTMENTS   (AS ADJUSTED)
                                                        ------------   ------------   ------------   -----------   -------------
Investments in municipal securities, at market value... $48,130,638    $60,573,875      $     --      $      --    $108,704,513
Temporary investments in short-term municipal
  securities, at amortized cost........................          --      3,800,000            --        (50,000)(1)   3,750,000
Cash...................................................          --             --        33,360         13,337 (2)      46,697
Other assets less liabilities..........................     702,992     (1,697,132)           --             --        (994,140)
                                                        -----------    -----------      --------       --------    ------------
Net assets............................................. $48,833,630    $62,676,743      $ 33,360      $ (36,663)   $111,507,070
                                                        ===========    ===========      ========       ========    ============
Class A Shares:
Net assets............................................. $44,392,043    $ 6,941,476      $  8,340      $  (4,060)   $ 51,337,799
                                                        ===========    ===========      ========       ========    ============
Shares outstanding.....................................   4,441,276        680,114           834         11,556(3)    5,133,780
                                                        ===========    ===========      ========       ========    ============
Net asset value and redemption price per share......... $     10.00    $     10.21      $  10.00                   $      10.00
                                                        ===========    ===========      ========                   ============
Offering price per share (net asset value per share
  plus maximum sales charge of 4.20%, 4.50%, 4.20% and
  4.20%, respectively, of offering price).............. $     10.44    $     10.69      $  10.44                   $      10.44
                                                        ===========    ===========      ========                   ============
Class B Shares:
Net assets.............................................         N/A            N/A      $  8,340                   $      8,340
                                                        ===========    ===========      ========                   ============
Shares outstanding.....................................         N/A            N/A           834                            834
                                                        ===========    ===========      ========                   ============
Net asset value........................................         N/A            N/A      $  10.00                   $      10.00
                                                        ===========    ===========      ========                   ============
Class C Shares:
Net assets............................................. $ 4,441,587    $ 1,053,317      $  8,340      $    (616)   $  5,502,628
                                                        ===========    ===========      ========       ========    ============
Shares outstanding.....................................     444,517        104,378           834            534(3)      550,263
                                                        ===========    ===========      ========       ========    ============
Net asset value, offering and redemption price per
  share................................................ $      9.99    $     10.09      $  10.00                   $      10.00
                                                        ===========    ===========      ========                   ============
Class R Shares:
Net assets.............................................         N/A    $54,681,950      $  8,340      $ (31,987)   $ 54,658,303
                                                        ===========    ===========      ========       ========    ============
Shares outstanding.....................................         N/A      5,371,254           834         93,742(3)    5,465,830
                                                        ===========    ===========      ========       ========    ============
Net asset value and redemption price per share.........         N/A    $     10.18      $  10.00                   $      10.00
                                                        ===========    ===========      ========                   ============


(1) See note (1) to Pro Forma Capitalization table above as to the Effective Time of the Reorganization. Assumes sales of temporary investments to provide additional cash needed to fully distribute all net investment income of Nuveen Pennsylvania.

(2) Net effect on cash after sales of temporary investments and distribution of net investment income of Nuveen Pennsylvania.

(3) See note (1) to Pro Forma Capitalization table. Based on the issuance of 4,439,204 and 693,742 class A shares, 444,159 and 105,270 class C shares and 5,464,996 class R shares of New Pennsylvania and the cancellation of all shares of each class of Flagship Pennsylvania and Nuveen Pennsylvania, respectively.

 PRO FORMA CONDENSED INCOME STATEMENT FOR THE TWELVE MONTHS ENDED MAY 31, 1996
                                  (UNAUDITED)

                                                                       FLAGSHIP        NUVEEN                         NEW
                                                                     PENNSYLVANIA   PENNSYLVANIA    PRO FORMA    PENNSYLVANIA
                                                                       (ACTUAL)       (ACTUAL)     ADJUSTMENTS   (AS ADJUSTED)
                                                                     ------------   ------------   -----------   -------------
Investment Income:
  Tax-exempt interest income........................................ $ 3,049,939    $ 3,586,366     $      --     $ 6,636,305
                                                                     -----------    -----------     ---------     -----------
Expenses:
  Management fees (1)...............................................     233,274        338,539        22,035         593,848
  12b-1 fees (2)....................................................     206,875         21,432       (97,766)        130,541
  Other expenses....................................................     119,267        240,715      (143,781)(3)     216,201
                                                                     -----------    -----------     ---------     -----------
      Total expenses................................................     559,416        600,686      (219,512)        940,590
  Expense waiver reimbursement from investment adviser (4)..........    (178,769)      (119,985)      241,503         (57,251)
                                                                     -----------    -----------     ---------     -----------
      Net expenses..................................................     380,647        480,701        21,991         883,339
                                                                     -----------    -----------     ---------     -----------
Net investment income...............................................   2,669,292      3,105,665       (21,991)      5,752,966
                                                                     -----------    -----------     ---------     -----------
Realized and Unrealized Gain (Loss) from Investments
  Net realized gain (loss) from investment transactions, net of
    taxes, if applicable............................................     714,271        603,004            --       1,317,275
  Net change in unrealized appreciation or depreciation of
    investments.....................................................  (1,775,459)    (1,391,015)           --      (3,166,474)
                                                                     -----------    -----------     ---------     -----------
          Net gain (loss) from investments..........................  (1,061,188)      (788,011)           --      (1,849,199)
                                                                     -----------    -----------     ---------     -----------
Net increase (decrease) in net assets from operations............... $ 1,608,104    $ 2,317,654     $ (21,991)    $ 3,903,767
                                                                     ===========    ===========     =========     ===========

(1) Reflects a management fee of .50% of net assets of Flagship Pennsylvania and .55% of net assets for the first $125 million of Nuveen Pennsylvania and New Pennsylvania (as adjusted).

(2) Reflects a 12b-1 service fee of .20% of net assets for classes A and C of Flagship Pennsylvania and .25% of net assets for classes A and C of Nuveen Pennsylvania. New Pennsylvania (as adjusted) reflects a 12b-1 service fee of .20% of net assets for classes A and C. Also included is a 12b-1 distribution fee of .20% and .75% of net assets of class A and C, respectively, of Flagship Pennsylvania. Class C of Nuveen Pennsylvania is subject to a 12b-1 distribution fee of .75% of net assets. New Pennsylvania (as adjusted) reflects a 12b-1 distribution fee of .55% of net assets for class C. Class R is not subject to a 12b-1 service or distribution fee.

(3) Represents estimated reduction in operating expenses, including audit, legal, custodian, transfer agency and report printing. New Pennsylvania (as adjusted) would have a much larger asset base than either Fund currently has. Certain operating expenses would have been reduced had they been applied to the larger asset base for one Fund, rather than to two smaller separate Funds.

(4) Reflects an expense waiver/reimbursement of .38% of net assets of Flagship Pennsylvania and .20% of net assets of Nuveen Pennsylvania. New Pennsylvania (as adjusted) reflects an expense waiver/reimbursement of .05% of net assets.

                        PRO FORMA FINANCIAL INFORMATION

                                NEW PENNSYLVANIA

                       PRO FORMA PORTFOLIO OF INVESTMENTS

                                  MAY 31, 1996

                                  (UNAUDITED)

                                                                                     FLAGSHIP         NUVEEN        PRO FORMA
 PRINCIPAL                                                                            MARKET          MARKET          MARKET
   AMOUNT      DESCRIPTION                                                             VALUE          VALUE           VALUE
-------------------------------------------------------------------------------------------------------------------------------
$  1,000,000   Allegheny County (Greater Pittsburgh International Airport)
                 Alternative Minimum Tax, 7.000%, 1/01/18 (Alternative Minimum
                 Tax).............................................................  $        --    $  1,036,790    $  1,036,790
   1,060,000   Allegheny County, Pennsylvania, Higher Education Building Authority
                 University Revenue Bonds (Duquesne University Project), Series A
                 of 1996, 6.500%, 3/01/09.........................................           --       1,164,813       1,164,813
   3,000,000   Allegheny County, PA Higher Education Building Authority Revenue--
                 Robert Morris College--Series 1996 A, 6.250%, 02/15/26...........    2,793,870              --       2,793,870
   1,475,000   Allegheny County Hospital Development Authority (Allegheny County,
                 Pennsylvania), Hospital Revenue Bonds, Series Q (Allegheny Valley
                 Hospital, Sublessee), 7.000%, 8/01/15............................           --       1,619,771       1,619,771
   1,500,000   Allegheny County Hospital Development Authority (Rehabilitation
                 Institute of Pittsburgh), 7.000%, 6/01/22........................           --       1,509,105       1,509,105
     200,000   Allegheny County, PA Hospital Development Authority--St. Margaret
                 Memorial Hospital--Series 1991A, 7.125, 10/01/21.................      205,624              --         205,624
     296,000   Allegheny County, PA Industrial Development Authority--Solid Waste
                 Disposal--Conversion Systems, Inc.--Series 1991, 8.000,
                 03/01/98.........................................................      313,523              --         313,523
   3,000,000   Allegheny County Residential Financing Authority (Ladies Grand Army
                 of the Republic Health), 6.350%, 10/01/36........................           --       2,863,920       2,863,920
   2,000,000   Allegheny County Residential Finance Authority Single Family GNMA
                 Collateralized Alternative Minimum Tax, 0.000%, 5/01/27
                 (Alternative Minimum Tax)........................................           --         227,240         227,240
   2,000,000   Armstrong County Hospital Authority (Canterbury Place Project),
                 6.500%, 12/01/21.................................................           --       2,058,020       2,058,020
   1,000,000   Bradford County, PA Industrial Development Authority--Solid Waste
                 Disposal Revenue--International Paper Company--Series 1995 B,
                 5.900, 12/01/19..................................................      952,230              --         952,230
   1,000,000   Bucks County Community College Authority, Bucks County,
                 Pennsylvania, College Building Revenue and Refunding Bonds,
                 Series of 1992, 6.250%, 6/15/14..................................           --       1,009,210       1,009,210
     500,000   Bucks County, PA Redevelopment Authority Mortgage Revenue--
                 Westminster Heights--Series 1992 A, 6.875, 08/01/23..............      513,705              --         513,705
     200,000   Butler County, PA Hospital Authority Revenue--North Hills Passavant
                 Hospital, 7.000, 06/01/22........................................      216,466              --         216,466
   1,000,000   Butler County, PA Industrial Development Authority--Health Center
                 Revenue-- Sherwood Oaks Project--Series 1993, 5.750, 06/01/16....      922,280              --         922,280
   2,000,000   Cambria County, PA Industrial Development Authority Pollution
                 Control Revenue--Pennsylvania Electric Company--Series 1995 A and
                 B, 5.800, 11/01/20...............................................    1,936,520              --       1,936,520
   1,650,000   Cambria County, PA Industrial Development Authority Resource
                 Recovery Revenue--Cambria CoGen Project, 7.750, 09/01/19.........    1,729,414              --       1,729,414
     750,000   Central Greene County, PA School District--General Obligation--
                 Series 1996, 5.250, 02/15/24.....................................      673,478              --         673,478
     500,000   Clarion County, PA Hospital Authority Revenue--Clarion Hospital,
                 8.100, 07/01/12..................................................      516,260              --         516,260
     400,000   Columbia County, PA Industrial Development Authority--Orangeville
                 Nursing Center, 9.000, 12/01/12..................................      398,980              --         398,980
     500,000   Dauphin County, PA Hospital Authority Revenue--Harrisburg Hospital,
                 8.250, 07/01/14..................................................      529,000              --         529,000
   2,850,000   Deer Lakes School District (Allegheny County, Pennsylvania) General
                 Obligation Bonds, Series of 1995, 6.350%, 1/15/14................           --       2,940,801       2,940,801
   2,300,000   Doylestown, PA Hospital Authority Revenue--Series 1993 A, 5.000,
                 07/01/23.........................................................    1,980,162              --       1,980,162
     800,000   Greater Lebanon Refuse Authority Solid Waste, 7.000%, 11/15/04.....           --         840,960         840,960
     230,000   Health Care Facilities Authority of Sayre (Pennsylvania), Series
                 1991A Revenue Bonds, Guthrie Healthcare System, 7.100%,
                 3/01/17..........................................................           --         250,088         250,088

                                                                                     FLAGSHIP         NUVEEN        PRO FORMA
 PRINCIPAL                                                                            MARKET          MARKET          MARKET
   AMOUNT      DESCRIPTION                                                             VALUE          VALUE           VALUE
-------------------------------------------------------------------------------------------------------------------------------
$  3,500,000   Indiana County Industrial Development Authority Pollution Control
                 (New York State Electric and Gas Corporation), 6.000%, 6/01/06...  $        --    $  3,698,030    $  3,698,030
   3,000,000   Indiana County Industrial Development Authority Pollution Control
                 (Pennsylvania Electric Company), 5.350%, 11/01/10................           --       2,924,880       2,924,880
   1,000,000   Lancaster County, PA Hospital Authority Revenue--Health Care Center
                 Masonic Homes--Series 1994, 5.000, 11/15/20......................      864,530              --         864,530
   1,500,000   Lawrence County, PA Industrial Development Authority Pollution
                 Control Revenue--Pennsylvania Power Company, 7.150, 03/01/17.....    1,559,130              --       1,559,130
   1,200,000   Lehigh County, PA General Purpose Authority Hospital
                 Revenue--Lehigh Valley Hospital--Series 1995 B, 5.625,
                 07/01/25.........................................................    1,128,972              --       1,128,972
     550,000   Lehigh County, PA Industrial Development Authority Pollution
                 Control Revenue--Pennsylvania Power and Light Company--Series
                 1995 A, 6.150, 08/01/29..........................................      554,362              --         554,362
     950,000   Luzerne County Industrial Development Authority (Pennsylvania Gas
                 and Water Company Project) Alternative Minimum Tax, 7.125%,
                 12/01/22 (Alternative Minimum Tax)...............................           --         988,817         988,817
   1,500,000   Luzerne County Industrial Development Authority (Pennsylvania Gas
                 and Water Company Project) Alternative Minimum Tax, 7.000%,
                 12/01/17 (Alternative Minimum Tax)...............................           --       1,634,205       1,634,205
   1,000,000   Monroeville, PA Hospital Authority Revenue--Forbes Health System--
                 Series 1995, 6.250, 10/01/15.....................................      959,860              --         959,860
   3,000,000   Montgomery County General Obligation, 6.100%, 10/15/25.............           --       3,040,410       3,040,410
     500,000   Montgomery County, PA Higher Education and Health Authority
                 Revenue--
                 Holy Redeemer Hospital, 7.625, 02/01/20..........................      539,260              --         539,260
   3,000,000   Montgomery County Higher Educational and Health Authority (Waverly
                 Heights), 6.375%, 1/01/26........................................           --       2,840,040       2,840,040
   1,000,000   Montgomery County, PA Industrial Development Authority Pollution
                 Control Revenue--Philadelphia Electric--Series A, 8.875,
                 06/01/16.........................................................    1,020,000              --       1,020,000
   2,195,000   Montour, Pa School District--General Obligation--Allegheny County--
                 Series 1993 B, 0.000, 01/01/14...................................      780,213              --         780,213
   1,800,000   Northampton County Higher Education Authority, University Revenue
                 (Lehigh University), 6.900%, 10/15/06............................           --       1,963,241       1,963,241
   1,000,000   Northampton County, PA Industrial Development Authority Pollution
                 Control Revenue--Metropolitan Edison--Series 1995 A, 6.100,
                 07/15/21.........................................................    1,001,520              --       1,001,520
     750,000   Northeastern Pennsylvania Hospital and Education Authority
                 Revenue--
                 Luzerne County Community College--Series 1994, 6.625, 08/15/15...      790,170              --         790,170
   1,000,000   Northumberland County Industrial Development Authority (Roaring
                 Creek Water Company) Alternative Minimum Tax, 6.375%, 10/15/23
                 (Alternative Minimum Tax)........................................           --         919,090         919,090
   2,000,000   Pennsylvania Economic Development Financing Authority Revenue--
                 MacMillan Bloedel Clarion--Series 1995, 7.600, 12/01/20..........    2,181,880              --       2,181,880
   3,500,000   Pennsylvania Economic Development Financing Authority (Sun
                 Co -- R&M Project) Alternative Minimum Tax, 7.600%, 12/01/24
                 (Alternative Minimum Tax)........................................    1,093,450       2,738,825       3,832,275
     500,000   Pennsylvania State Higher Educational Facilities Authority
                 Revenue--
                 Lycoming College, 8.375, 10/01/18................................      553,890              --         553,890
     700,000   Pennsylvania State Higher Educational Facilities Authority
                 Revenue--
                 Thomas Jefferson University, 8.000, 01/01/18.....................      756,259              --         756,259
     750,000   Pennsylvania Higher Educational Facilities Authority, Revenue Bonds
                 (Thomas Jefferson University -- Life Sciences Building Project),
                 1989 Series A, 6.000%, 7/01/19...................................           --         744,863         744,863
     600,000   Pennsylvania Housing Finance Agency, Single Family Mortgage Revenue
                 Bonds, Series 1991-32, 7.150%, 4/01/15...........................           --         637,098         637,098
     300,000   Pennsylvania Housing Finance Agency--Single Family--Series 1989 S,
                 7.600, 04/01/16..................................................      322,584              --         322,584
     250,000   Pennsylvania Housing Finance Agency--Single Family--Series 1991-30,
                 7.300, 10/01/17..................................................      268,870              --         268,870
   1,390,000   Pennsylvania Intergovernmental Cooperative Authority (City of
                 Philadelphia Funding Program), 7.000%, 6/15/05...................           --       1,566,975       1,566,975
   1,500,000   Pennsylvania Intergovernmental Coop Auth Special Tax Revenue
                 Refunding Bonds City of Philadelphia Funding Series 1996, 5.500%,
                 6/15/20..........................................................           --       1,407,855       1,407,855
   1,500,000   Pennsylvania Intergovernmental Cooperation Authority--Special Tax
                 Revenue--Series 1994, 7.000, 06/15/14............................    1,704,300              --       1,704,300

                                                                                     FLAGSHIP         NUVEEN        PRO FORMA
 PRINCIPAL                                                                            MARKET          MARKET          MARKET
   AMOUNT      DESCRIPTION                                                             VALUE          VALUE           VALUE
-------------------------------------------------------------------------------------------------------------------------------
$  1,000,000   Pennsylvania State General Obligation--Series 1996 (WI), 5.375,
                 05/15/16.........................................................  $   944,470    $         --    $    944,470
   2,300,000   Pennsylvania Turnpike Commission, Pennsylvania Turnpike Revenue
                 Bonds, Series O of 1992, 5.500%, 12/01/17........................           --       2,163,426       2,163,426
   2,000,000   Philadelphia Gas Works, 6.375%, 7/01/14............................           --       2,072,340       2,072,340
   1,400,000   Philadelphia, PA Gas Works Revenue--Fourteenth Series--Series 1993,
                 6.375, 07/01/26..................................................    1,382,374              --       1,382,374
     750,000   Philadelphia, PA Gas Works Revenue--Fourteenth Series--Series 1993,
                 6.375, 07/01/26..................................................      772,605              --         772,605
     650,000   Philadelphia, PA Gas Works Revenue--Twelfth Series, 7.000,
                 05/15/20.........................................................      751,108              --         751,108
   1,275,000   Philadelphia Hospital and Higher Educational Facilities Authority
                 (St. Agnes/Franciscan Health System), 5.250%, 7/01/10............           --       1,201,050       1,201,050
   2,000,000   Philadelphia, PA Hospitals and Higher Education Facilities
                 Revenue--
                 Temple University Hospital--Series 1993 A, 6.625, 11/15/23.......    1,996,140              --       1,996,140
     250,000   Philadelphia, PA Industrial Development Authority--National Board
                 of Medical Examiners--Series 1992, 6.750, 05/01/12...............      267,222              --         267,222
   2,000,000   Philadelphia Authority for Industrial Development (Pennsylvania),
                 Project Revenue Refunding Bonds (PGH Development Corporation),
                 Series of 1993, 5.250%, 7/01/17..................................           --       1,805,860       1,805,860
     150,000   Philadelphia, PA Municipal Authority Revenue, 7.800, 04/01/18......      160,382              --         160,382
   1,450,000   Philadelphia, PA Municipal Authority Revenue, 7.800, 04/01/18......    1,595,667              --       1,595,667
   1,000,000   Philadelphia, PA Water and Wastewater Revenue--Series 1993, 5.250,
                 06/15/23.........................................................      897,790              --         897,790
   1,100,000   Pittsburgh Urban Redevelopment Authority Alternative Minimum Tax,
                 6.625%, 4/01/22 (Alternative Minimum Tax)........................           --       1,112,936       1,112,936
   3,280,000   Pittsburgh Urban Redevelopment Authority Home Improvement Loan
                 Alternative Minimum Tax, 6.375%, 8/01/18 (Alternative Minimum
                 Tax).............................................................           --       3,254,645       3,254,645
   1,000,000   Pittsburgh, PA Urban Redevelopment Authority--Mortgage Revenue--
                 Series 1996 A, 6.000, 04/01/19...................................      960,330              --         960,330
   1,185,000   Pittsburgh, PA Water and Sewer Authority--Water and Sewer System
                 Revenue--Series 1995 B, 5.750, 09/01/25..........................    1,142,684              --       1,142,684
   2,545,000   Reading, PA General Obligation--Parking Authority--Series 1993,
                 0.000, 11/15/15..................................................      808,750              --         808,750
     500,000   Saint Mary Hospital Authority (Pennsylvania), Hospital Revenue
                 Bonds, Series 1992a (Franciscan Health System/Saint Mary Hospital
                 Of Langhorne, Inc.), 6.500%, 7/01/12.............................           --         523,123         523,123
     920,000   South Wayne County, PA Water and Sewer Authority Revenue, 8.200,
                 04/15/13.........................................................      969,579              --         969,579
               Southeastern Pennsylvania Transportation Authority:
   1,500,000   6.500%, 3/01/04....................................................           --       1,636,410       1,636,410
   1,000,000   6.500%, 3/01/05....................................................           --       1,092,930       1,092,930
     935,000   The Municipal Authority of the Borough of West View (Allegheny
                 County, Pennsylvania), Special Obligation Bonds, Series of 1985A,
                 9.500%, 11/15/14.................................................           --       1,269,945       1,269,945
   1,865,000   Union County Higher Educational Facilities Financing Authority,
                 University Revenue Bonds, Series 1996 (Bucknell University),
                 5.500%, 4/01/16..................................................      818,991         949,590       1,768,581
   1,910,000   Valley View School District General Obligation, 5.750%, 11/15/20...           --       1,869,470       1,869,470
     350,000   Washington County Hospital Authority (Monongahela Valley Hospital),
                 6.750%, 12/01/08.................................................           --         361,752         361,752
   1,750,000   Westmoreland County, PA Industrial Development Authority
                 Revenue--Citizens General Hospital--Series 1987 A, 8.250,
                 07/01/13.........................................................    1,814,592              --       1,814,592

                                                                                     FLAGSHIP         NUVEEN        PRO FORMA
 PRINCIPAL                                                                            MARKET          MARKET          MARKET
   AMOUNT      DESCRIPTION                                                             VALUE          VALUE           VALUE
-------------------------------------------------------------------------------------------------------------------------------
$    600,000   Wilkes-Barre General Municipal Authority (College Misericordia)
                 Alternative Minimum Tax, 7.750%, 12/01/12........................  $        --    $    635,351    $    635,351
     400,000   York County, PA Solid Waste and Refuse Authority Industrial
                 Development Revenue--Resource Recovery--Series C, 8.200,
                 12/01/14.........................................................      426,039              --         426,039
     750,000   Commonwealth of Puerto Rico Electric Power Authority--Series 1994
                 T, 6.375, 07/01/24...............................................      768,150              --         768,150
   2,100,000   Commonwealth of Puerto Rico Public Improvement--General
                 Obligation--
                 Series 1996 A, 5.400, 07/01/25...................................    1,893,003              --       1,893,003
-------------------------------------------------------------------------------------------------------------------------------
$112,561,000   Total Investments--(Cost $106,644,539)--97.4%......................  $48,130,638    $ 60,573,875     108,704,513
 ===========   ----------------------------------------------------------------------------------------------------------------
               Temporary Investments in Short-Term Municipal Securities--3.4%
$    250,000   Allegheny County Hospital Development Authority (Allegheny County,
                 Pennsylvania), Health Center Revenue Bonds, Series 1990A
                 (Presbyterian-University Health System, Inc.), Variable Rate
                 Demand Bonds, 3.750%, 3/01/20+...................................  $        --    $    250,000         250,000
   3,500,000   Allegheny County Hospital Development Authority (Allegheny County,
                 Pennsylvania), Health Center Revenue Bonds, Series 1990B
                 (Presbyterian-University Health System, Inc.), Variable Rate
                 Demand Bonds, 3.750%, 3/01/20+...................................           --       3,500,000       3,500,000
-------------------------------------------------------------------------------------------------------------------------------
$  3,750,000   Total Temporary Investments--3.4%..................................  $        --    $  3,750,000       3,750,000
 ===========   ----------------------------------------------------------------------------------------------------------------
               Other Assets Less Liabilities---(0.8)%.............................                                     (880,803)
               ----------------------------------------------------------------------------------------------------------------
               Net Assets--100%...................................................                                 $111,573,710
               ================================================================================================================
    * Optional Call Provisions: Dates (month and year) and prices of the earliest optional call or redemption. There may be other call provisions at varying prices at later dates.
   ** Ratings: Using the higher of Standard & Poor's or Moody's rating.
     N/R--Investment is not rated.
 (WI) Securities purchased or a "when-issued" basis.
    + The security has a maturity of more than one year, but has variable rate and demand features which qualify it as a short-term security. The rate disclosed is that currently in effect.
     This rate changes periodically based on market conditions or a specified market index.

                        PRO FORMA FINANCIAL INFORMATION
                                  NEW VIRGINIA
            PRO FORMA CAPITALIZATION AS OF MAY 31, 1996 (UNAUDITED)


                                                                  FLAGSHIP        NUVEEN
                                                                  VIRGINIA       VIRGINIA      NEW VIRGINIA      NEW VIRGINIA
                                                                  (ACTUAL)       (ACTUAL)      (PRO FORMA)     (AS ADJUSTED)(1)
                                                                ------------    -----------    ------------    ----------------
Common shares, $.01 par value per share......................   $         --    $    63,461      $     33        $    193,416 (2)
Paid-in surplus..............................................    126,593,242     63,007,742        33,327         189,504,389 (3)
Balance of undistributed net investment income...............             --         23,985            --                  -- (4)
Accumulated net realized gain (loss) from investment
  transactions...............................................     (1,051,577)       (89,289)           --          (1,140,866)(5)
Net unrealized appreciation of investments...................      3,113,668      1,745,764            --           4,859,432
                                                                ------------    -----------      --------        ------------
    Net assets...............................................   $128,655,333    $64,751,663      $ 33,360        $193,416,371
                                                                ============    ===========      ========        ============



(1) The adjusted balances are presented as if the Reorganization was effective as of May 31, 1996 for information purposes only. The actual Effective Time of the Reorganization is expected to be January 31, 1997 at which time the results would be reflective of the actual composition of shareholders' equity at that date.


(2) Assumes the issuance of 11,767,721 and 723,156 class A shares, 1,097,812 and 88,830 class C shares and 5,660,782 class R shares of New Virginia in exchange for the net assets of class A, C and R of Flagship Virginia and Nuveen Virginia, respectively. These numbers are based on the net assets of each class of Flagship Virginia and Nuveen Virginia, and the net asset values of each respective class of New Virginia, as of May 31, 1996, after adjustment for the distributions referred to in (4) below. The issuance of such number of New Virginia shares would result in the distribution of
    1.0395161 and 1.0202061 class A shares, 1.0389710 and 1.0173542 class C shares and 1.0199618 class R shares for each share of each respective class of Flagship Virginia and Nuveen Virginia, respectively, upon liquidation of each respective class of Flagship Virginia and Nuveen Virginia.

(3) Includes the impact of $129,922 due to the effect of the exchange ratios on the value of new shares issued in excess of the value of shares liquidated and the effect of assigning a par value equal to .01 per share for each New Virginia share issued in exchange for each Flagship Virginia share.

(4) Assumes Nuveen Virginia distributes all of its undistributed net investment income to shareholders.


(5) Assumes Flagship Virginia and Nuveen Virginia carry forward their net realized losses from investment transactions to New Virginia, as permitted under applicable tax regulations.


        PRO FORMA CONDENSED BALANCE SHEET AS OF MAY 31, 1996 (UNAUDITED)


                                                      FLAGSHIP        NUVEEN
                                                      VIRGINIA       VIRGINIA      NEW VIRGINIA     PRO FORMA      NEW VIRGINIA
                                                      (ACTUAL)       (ACTUAL)      (PRO FORMA)     ADJUSTMENTS     (AS ADJUSTED)
                                                    ------------    -----------    ------------    -----------     -------------
Investments in municipal securities, at market
  value..........................................   $126,563,949    $63,578,895      $     --       $      --      $190,142,844
Cash.............................................        484,558        209,348        33,360         (23,985)(1)       703,281
Other assets less liabilities....................      1,606,826        963,420            --              --         2,570,246
                                                    -------------   ------------     --------       ---------      -------------
Net assets.......................................   $128,655,333    $64,751,663      $ 33,360       $ (23,985)     $193,416,371
                                                    =============   ============     ========       =========      =============
Class A Shares:
Net assets.......................................   $117,677,212    $ 7,234,237      $  8,340       $  (2,680)     $124,917,109
                                                    =============   ============     ========       =========      =============
Shares outstanding...............................     11,320,384        708,833           834         461,660(2)     12,491,711
                                                    =============   ============     ========       =========      =============
Net asset value and redemption price per share...   $      10.40    $     10.21      $  10.00                      $      10.00
                                                    =============   ============     ========                      =============
Offering price per share (net asset value per
  share plus maximum sales charge of 4.20%,
  4.50%, 4.20% and 4.20%, respectively, of
  offering price)................................   $      10.86    $     10.69      $  10.44                      $      10.44
                                                    =============   ============     ========                      =============
Class B Shares:
Net assets.......................................            N/A            N/A      $  8,340                      $      8,340
                                                    =============   ============     ========                      =============
Shares outstanding...............................            N/A            N/A           834                               834
                                                    =============   ============     ========                      =============
Net asset value..................................            N/A            N/A      $  10.00                      $      10.00
                                                    =============   ============     ========                      =============
Class C Shares:
Net assets.......................................   $ 10,978,121    $   888,632      $  8,340       $    (329)     $ 11,874,764
                                                    =============   ============     ========       =========      =============
Shares outstanding...............................      1,056,634         87,315           834          42,693(2)      1,187,476
                                                    =============   ============     ========       =========      =============
Net asset value, offering and redemption price
  per share......................................   $      10.39    $     10.18      $  10.00                      $      10.00
                                                    =============   ============     ========                      =============
Class R Shares:
Net assets.......................................            N/A    $56,628,794      $  8,340       $ (20,976)     $ 56,616,158
                                                    =============   ============     ========       =========      =============
Shares outstanding...............................            N/A      5,549,994           834         110,788(2)      5,661,616
                                                    =============   ============     ========       =========      =============
Net asset value and redemption price per share...            N/A    $     10.20      $  10.00                      $      10.00
                                                    =============   ============     ========                      =============



(1) See note (1) to Pro Forma Capitalization table above as to the Effective Time of the Reorganization. Net effect on cash after distribution of all net investment income of Nuveen Virginia.


(2) See note (1) to Pro Forma Capitalization table. Based on the issuance of 11,767,721 and 723,156 class A shares, 1,097,812 and 88,830 class C shares and 5,660,782 class R shares of New Virginia and the cancellation of all shares of each class of Flagship Virginia and Nuveen Virginia, respectively.

                        PRO FORMA FINANCIAL INFORMATION
                                  NEW VIRGINIA
 PRO FORMA CONDENSED INCOME STATEMENT FOR THE TWELVE MONTHS ENDED MAY 31, 1996
                                  (UNAUDITED)


                                                                     FLAGSHIP        NUVEEN
                                                                     VIRGINIA       VIRGINIA      PRO FORMA       NEW VIRGINIA
                                                                     (ACTUAL)       (ACTUAL)     ADJUSTMENTS      (AS ADJUSTED)
                                                                    -----------    ----------    -----------      -------------
Investment Income:
  Tax-exempt interest income.....................................   $ 7,751,940    $3,786,499     $      --        $11,538,439
                                                                    -----------    ----------     ---------        -----------
  Expenses:
    Management fees(1)...........................................       622,309       351,545        51,887          1,025,741
    12b-1 fees(2)................................................       540,231        19,856      (252,326)           307,761
    Other expenses...............................................       225,958       239,595      (144,298)(3)        321,255
                                                                    -----------    ----------     ---------        -----------
      Total expenses.............................................     1,388,498       610,996      (344,737)         1,654,757
    Expense waiver/reimbursement from investment adviser(4)......      (346,282)     (111,761)      381,270            (76,773)
                                                                    -----------    ----------     ---------        -----------
      Net expenses...............................................     1,042,216       499,235        36,533          1,577,984
                                                                    -----------    ----------     ---------        -----------
        Net investment income....................................     6,709,724     3,287,264       (36,533)         9,960,455
                                                                    -----------    ----------     ---------        -----------
Realized and Unrealized Gain (Loss) from Investments:
  Net realized gain (loss) from investment transactions, net of
    taxes, if applicable.........................................     1,352,908       294,381            --          1,647,289
  Net change in unrealized appreciation or depreciation of
    investments..................................................    (3,368,259)     (944,960)           --         (4,313,219)
                                                                    -----------    ----------     ---------        -----------
        Net gain (loss) from investments.........................    (2,015,351)     (650,579)           --         (2,665,930)
                                                                    -----------    ----------     ---------        -----------
Net increase (decrease) in net assets from operations............   $ 4,694,373    $2,636,685     $ (36,533)       $ 7,294,525
                                                                    ===========    ==========     =========        ===========



(1) Reflects a management fee of .50% of net assets of Flagship Virginia and .55% of net assets for the first $125 million of Nuveen Virginia. Also reflects a management fee of .55% of net assets for the first $125 million and .5375% of net assets over $125 million of New Virginia (as adjusted).



(2) Reflects a 12b-1 service fee of .20% of net assets for classes A and C of Flagship Virginia and .25% of net assets for classes A and C of Nuveen Virginia. New Virginia (as adjusted) reflects a 12b-1 service fee of .20% of net assets for classes A and C. Also included is a 12b-1 distribution fee of .20% and .75% of net assets of class A and C, respectively, of Flagship Virginia. Class C of the Nuveen Virginia is subject to a 12b-1 distribution fee of .75% of net assets. New Virginia (as adjusted) reflects a 12b-1 distribution fee of .55% of net assets for class C. Class R is not subject to a 12b-1 service or distribution fee.


(3) Represents estimated reduction in operating expenses, including audit, legal, custodian, transfer agency and report printing. New Virginia (as adjusted) would have a much larger asset base than either Fund currently has. Certain operating expenses would have been reduced had they been applied to the larger asset base for one Fund, rather than to two smaller separate Funds.


(4) Reflects an expense waiver/reimbursement of .28% of net assets of Flagship Virginia and .18% of net assets of Nuveen Virginia. New Virginia Fund (as adjusted) reflects an expense waiver/reimbursement of .04% of net assets.

                        PRO FORMA FINANCIAL INFORMATION



                                  NEW VIRGINIA



                       PRO FORMA PORTFOLIO OF INVESTMENTS



                                  MAY 31, 1996



                                  (UNAUDITED)



                                                                                                         NUVEEN
 PRINCIPAL                                                                                 FLAGSHIP      MARKET      PRO FORMA
   AMOUNT      DESCRIPTION                                                               MARKET VALUE     VALUE     MARKET VALUE
--------------------------------------------------------------------------------------------------------------------------------
$  1,000,000   Abingdon General Obligation, 6.250%, 8/01/12............................. $         --  $ 1,027,860  $  1,027,860
   1,125,000   Albemarle County, VA Industrial Development Authority Revenue--University
                 of Virginia Health Services Foundation--Series 1992, 6.500%,
                 10/01/22...............................................................    1,143,664           --     1,143,664
     715,000   Albemarle County, VA Industrial Development Authority--First Mortgage
                 Revenue, 8.900%, 07/15/26..............................................      792,370           --       792,370
   1,000,000   Alexandria, VA Industrial Development Authority--Alexandria Community
                 Healthcare--Series 1993 B, 5.500%, 07/01/14............................      948,390           --       948,390
   1,750,000   Alexandria, VA Redevelopment and Housing Authority--Arha Apartments,
                 8.600%, 07/20/29.......................................................    1,824,235           --     1,824,235
   2,300,000   Big Stone Gap, VA Redevelopment and Housing Authority--Correctional
                 Facility Lease Revenue--Wallens Ridge Development--Series 1995, 5.500%,
                 09/01/15...............................................................    2,172,028           --     2,172,028
   1,000,000   Blacksburg, VA Polytechnic Institute Sanitation Authority--Sewer System
                 Revenue--Series 1992, 6.250%, 11/01/12.................................    1,007,730           --     1,007,730
   1,185,000   Buena Vista, VA Industrial Development Authority--Stonewall Jackson
                 Hospital, 8.375%, 11/01/14.............................................    1,241,738           --     1,241,738
     750,000   Charlottesville-Albemarle Airport Authority, 6.125%, 12/01/13
                 (Alternative Minimum Tax)..............................................           --      716,715       716,715
   2,500,000   Chesapeake Bay Bridge & Tunnel Commn, General Resolution Revenue Bonds,
                 Refunding Series 1991, 6.375%, 7/01/22 (Pre-refunded to 7/01/01).......           --    2,717,875     2,717,875
   3,005,000   City of Richmond, Virginia, General Obligation Public Improvement Bonds,
                 Series 1993B, 5.500%, 7/15/23..........................................           --    2,833,475     2,833,475
   2,260,000   City of Virginia Beach Development Authority (Virginia), Hospital Revenue
                 Bonds (Sentara Bayside Hospital), Series 1991, 6.300%, 11/01/21........           --    2,247,095     2,247,095
   2,425,000   Commonwealth of Virginia, Transportation Revenue Refunding Bonds, (U.S.
                 Route 58 Corridor Development Program) Series 1993A, 6.000%, 5/15/19...           --    2,411,469     2,411,469
   1,700,000   County of Cumberland, Virginia, Certificates of Participation, Series
                 1994, 5.480%, 7/15/97..................................................           --    1,702,159     1,702,159
   1,000,000   Covington-Allegheny County Industrial Development Authority (Virginia),
                 Hospital Facility Revenue Bonds (Allegheny Regional Hospital), Series
                 1992, 6.625%, 4/01/12 (Pre-refunded to 4/01/02)........................           --    1,102,400     1,102,400
   2,000,000   Covington-Alleghany County, VA Industrial Development Authority
                 Revenue--Pollution Control Facilities--Westvaco Corporation--Series
                 1994, 6.650%, 09/01/18.................................................    2,095,100           --     2,095,100
     730,000   Danville, VA General Improvement Revenue, 6.500%, 05/01/12...............      764,901           --       764,901
   1,460,000   Fairfax County Industrial Development Authority (Inova Health System),
                 5.000%, 8/15/13........................................................           --    1,339,010     1,339,010
   2,000,000   Fairfax County, VA Industrial Development Authority--Health Care
                 Revenue-- Inova Health System Project--Series 1996, 6.000%, 08/15/26...    1,951,320           --     1,951,320
   1,435,000   Fairfax County, VA Redevelopment and Housing Authority Revenue--Office
                 Building--Series 1992 A, 7.500%, 06/15/18..............................    1,483,101           --     1,483,101
     500,000   Fairfax County, VA Redevelopment and Housing Authority Revenue--Vinson
                 Pravalion--Series A, 7.500%, 11/01/19..................................      555,070           --       555,070
   1,000,000   Fairfax County, VA Water Authority Revenue--Series 1992, 6.000%,
                 04/01/22...............................................................      990,830           --       990,830
   3,250,000   Fairfax County (Virginia), Water Authority Water Refunding Revenue Bonds,
                 Series 1992, 5.750%, 4/01/29...........................................           --    3,095,755     3,095,755
   1,000,000   Frederick-Winchester Service Authority, VA Regional Sewer System
                 Revenue--Series 1993, 5.750%, 10/01/15.................................      972,640           --       972,640
     500,000   Front Royal & Warren County, VA Industrial Development Authority
                 Revenue-- Heritage Hall, 9.450%, 07/15/24..............................      555,500           --       555,500
   1,500,000   Giles County Industrial Development Authority (Hoechst Celanese
                 Corporation), 6.625%, 12/01/22 (Alternative Minimum Tax)...............           --    1,544,925     1,544,925
   2,110,000   Halifax County, VA Industrial Development Authority--Exempt Facilities
                 Revenue--Old Dominion Electric Cooperative--Series 1992, 6.500%,
                 12/01/12...............................................................    2,170,684           --     2,170,684
     500,000   Hampton Roads, VA Medical College Revenue--Series 1991A, 6.875%,
                 11/15/16...............................................................      531,830           --       531,830
   2,000,000   Hanover County, VA Industrial Development Authority Hospital Revenue--Bon
                 Secours Health System--Series 1995, 5.500%, 08/15/25...................    1,862,780           --     1,862,780
   2,000,000   Hanover County, VA Industrial Development Authority Hospital Revenue--
                 Memorial Regional Medical Center--Series 1995, 6.375%, 08/15/18........    2,150,180           --     2,150,180

                        PRO FORMA FINANCIAL INFORMATION



                                                                                                         NUVEEN
 PRINCIPAL                                                                                 FLAGSHIP      MARKET      PRO FORMA
   AMOUNT      DESCRIPTION                                                               MARKET VALUE     VALUE     MARKET VALUE
--------------------------------------------------------------------------------------------------------------------------------
$  1,000,000   Harrisonburg, VA Industrial Development Authority Hospital Revenue--
                 Rockingham Memorial Hospital--Series 1993, 5.250%, 12/01/22............ $    885,430  $        --  $    885,430
   2,475,000   Harrisonburg, VA Redevelopment and Housing Authority--Multifamily Housing
                 Revenue--United Dominion--Series 1992, 7.100%, 12/01/15................    2,562,664           --     2,562,664
   1,750,000   Harrisonburg, VA Redevelopment and Housing Authority--Multifamily Housing
                 Revenue--United Dominion--Series 1992, 7.000%, 12/01/08................    1,828,505           --     1,828,505
   1,195,000   Henrico County, VA Industrial Development Authority--Nursing Facility--
                 Cambridge Manor Nursing Home--Series 1993, 5.875%, 07/01/19............    1,125,272           --     1,125,272
   2,000,000   Henrico County, VA Industrial Development Authority--Solid Waste Disposal
                 Revenue--Browning-Ferris Industries of South Atlantic,
                 Incorporated--Series 1996 A, 5.450%, 01/01/14..........................    1,893,440           --     1,893,440
   2,000,000   Henrico County, VA Industrial Development Authority Revenue--Henrico
                 County Regional Jail--Series 1994, 7.000%, 08/01/13....................    2,228,640           --     2,228,640
   2,500,000   Henrico County, Virginia, Water and Sewer System Refunding Revenue Bonds,
                 Series 1992, 6.250%, 5/01/13...........................................           --    2,528,725     2,528,725
     750,000   Henry County, VA Public Service Authority Water and Sewer Revenue,
                 6.250%, 11/15/19.......................................................      763,095           --       763,095
   1,410,000   Industrial Development Authority of Albemarle County, Virginia, Hospital
                 Refunding Revenue Bonds (Martha Jefferson Hospital), Series 1993,
                 5.800%, 10/01/09.......................................................           --    1,388,046     1,388,046
     500,000   Industrial Development Authority of the City of Hampton, Virginia,
                 Hospital Revenue and Refunding Bonds (Sentara Hampton General
                 Hospital), Series 1994A, 6.500%, 11/01/12..............................           --      512,700       512,700
   1,500,000   Industrial Development Authority of the City of Lynchburg, Virginia,
                 Educational Facilities Revenue Bonds, (Randolph-Macon Women's College),
                 Series 1993, 5.875%, 9/01/13...........................................           --    1,460,235     1,460,235
   1,155,000   Industrial Development Authority of the City of Roanoke, Virginia,
                 Hospital Revenue Bonds (Roanoke Memorial Hospitals, Community Hospital
                 of Roanoke Valley and Franklin Memorial Hospital Project), Series 1990,
                 6.500%, 7/01/25 (Pre-refunded to 7/01/00)..............................           --    1,232,477     1,232,477
   3,225,000   Industrial Development Authority of Loudoun County, Virginia, University
                 Facilities Revenue Refunding Bonds (The George Washington University),
                 Series of 1992, 6.250%, 5/15/22........................................    1,234,102    2,017,980     3,252,082
               Industrial Development Authority of Rockingham County, Virginia,
                 Educational Facilities Revenue Bonds (Bridgewater College), Series
                 1993:
     400,000   5.600%, 10/01/06.........................................................           --      393,172       393,172
     400,000   5.700%, 10/01/07.........................................................           --      392,932       392,932
   1,000,000   Loudoun County Sanitation Authority (Virginia), Water and Sewer System
                 Revenue Bonds, Refunding Series 1992, 6.250%, 1/01/16..................           --    1,025,610     1,025,610
     750,000   Loudoun County, VA Certificates of Participation, 7.200%, 10/01/10.......      869,535           --       869,535
   3,000,000   Loudoun County, VA Industrial Development Authority--Air Cargo Facility
                 Revenue--Washington Dulles--Series 1992, 7.000%, 01/01/09..............    3,038,310           --     3,038,310
     300,000   Loudoun County, VA Industrial Development Authority--Air Cargo Facility
                 Revenue--Washington Dulles--Series 1992, 6.625%, 01/01/00..............      305,655           --       305,655
     500,000   Loudoun County, VA Industrial Development Authority--George Washington
                 University, 6.250%, 05/15/12...........................................      506,535           --       506,535
   2,000,000   Loudoun County, VA Industrial Development Authority Revenue--Loudoun
                 Hospital Center--Series 1995, 5.800%, 06/01/20.........................    1,946,980           --     1,946,980
   3,545,000   Isle of Wight County, VA Industrial Development Authority--Solid Waste
                 Disposal Facilities--Union Camp--Series 1994, 6.550%, 04/01/24.........    3,650,180           --     3,650,180
     250,000   Martinsville, VA Industrial Development Authority Hospital Facility
                 Revenue-- Memorial Hospital Martinsville and Henry, 7.000%, 01/01/11...      261,090           --       261,090
   2,500,000   Mecklenburg County, VA Industrial Development Authority
                 Revenue--Mecklenburg Cogeneration, 7.350%, 05/01/08....................    2,645,600           --     2,645,600
               Metropolitan Washington Airports Authority, Airport System Revenue Bonds,
                 Series 1992A:
   1,500,000   6.625%, 10/01/19 (Alternative Minimum Tax)...............................           --    1,566,105     1,566,105
   1,500,000   6.250%, 10/01/21 (Alternative Minimum Tax)...............................           --    1,509,030     1,509,030
   1,000,000   Metropolitan Washington DC Airports Authority, 5.750%, 10/01/20
                 (Alternative Minimum Tax)..............................................           --      956,430       956,430
   2,000,000   Newport News, VA Redevelopment and Housing Authority--Mortgage
                 Revenue--Berkley West Apartments--Series 1992 A, 6.550%, 07/01/24......    2,035,080           --     2,035,080
   1,150,000   Norfolk, VA Industrial Development Authority Revenue--Children's Hospital
                 of The King's Daughters--Series 1991, 6.500%, 06/01/21.................    1,187,110           --     1,187,110

                        PRO FORMA FINANCIAL INFORMATION



                                                                                                         NUVEEN
 PRINCIPAL                                                                                 FLAGSHIP      MARKET      PRO FORMA
   AMOUNT     DESCRIPTION                                                               MARKET VALUE     VALUE     MARKET VALUE
--------------------------------------------------------------------------------------------------------------------------------
$  3,500,000   Norfolk, VA Industrial Development Authority Revenue--James
                 Barry-Robinson Institute Project, 7.700%, 10/01/06..................... $  3,623,375  $        --  $  3,623,375
   1,500,000   Peninsula Airport Commission--Virginia Airport Improvement
                 Revenue--Series 1991, 7.300%, 07/15/21.................................    1,627,680           --     1,627,680
   2,000,000   Peninsula Ports Authority Revenue--Virginia Hospital Facility--Mary
                 Immaculate Hospital--Series 1994, 7.000%, 08/01/17.....................    2,050,880           --     2,050,880
   2,080,000   Peninsula Ports Authority of Virginia, Health System Revenue and
                 Refunding Bonds (Riverside Health System Project), Series 1992-A,
                 6.625%, 7/01/18........................................................           --    2,146,726     2,146,726
   1,500,000   Portsmouth, VA Public Utility General Obligation--Series 1993, 5.500%,
                 08/01/19...............................................................    1,419,180           --     1,419,180
   2,500,000   Prince William County Park Authority (Virginia), Revenue Bonds, Series
                 1994, 6.875%, 10/15/16.................................................           --    2,653,575     2,653,575
   1,000,000   Prince William County Service Authority (Virginia), Water and Sewer
                 System Revenue Bonds, Series 1991, 6.000%, 7/01/29.....................           --    1,000,150     1,000,150
   2,000,000   Prince William County, VA Industrial Development Authority
                 Revenue--Hospital Facility--Potomac Hospital--Series 1995, 6.850%,
                 10/01/25...............................................................    2,096,180           --     2,096,180
   1,000,000   Richmond, VA General Obligation--Public Improvement Revenue--Series 1995
                 B, 5.000%, 01/15/21....................................................      874,460           --       874,460
     400,000   Richmond, VA Industrial Development Authority Revenue--Richmond
                 Metropolitan Blood Service, 7.125%, 02/01/11...........................      418,004           --       418,004
   1,500,000   Richmond, VA Redevelopment and Housing Authority Revenue--Old
                 Manchester--Series 1994, 6.800%, 03/01/15..............................    1,567,275           --     1,567,275
   2,000,000   Roanoke, VA Industrial Development Authority Hospital Revenue--Roanoke
                 Memorial Hospital--Community Hospital of Roanoke Valley Franklin
                 Memorial Hospital--Saint Albans Psychiatric Hospital--Series, 5.000%,
                 07/01/24...............................................................    1,725,100           --     1,725,100
   2,000,000   Roanoke, VA Valley Resource Authority--Solid Waste System Revenue--Series
                 1992, 5.750%, 09/01/12.................................................    1,932,240           --     1,932,240
   1,250,000   Rockingham County, VA Industrial Development Authority
                 Revenue--Bridgewater College--Series 1993, 6.000%, 10/01/23............    1,143,738           --     1,143,738
   1,000,000   Russell County, VA Industrial Development Authority Pollution Control
                 Revenue--Appalachian Power Company, 7.700%, 11/01/07...................    1,087,260           --     1,087,260
   2,750,000   Southeastern Public Service Authority of Virginia, Senior Revenue Bonds,
                 Series 1993, (Regional Solid Waste System), 6.000%, 7/01/13
                 (Alternative Minimum Tax)..............................................           --    2,599,740     2,599,740
     500,000   Strasburg, VA General Obligation, 7.875%, 03/01/19.......................      519,650           --       519,650
   2,000,000   University of Virginia--Rector and Visitors General Pledge--Series 1993
                 B, 5.375%, 06/01/20....................................................    1,866,120           --     1,866,120
   4,000,000   Upper Occoquan Sewage Authority (Virginia), Regional Sewerage System
                 Revenue Refunding Bonds, Series of 1993, 5.000%, 7/01/21...............           --    3,500,840     3,500,840
   2,215,000   Upper Occoquan, VA Sewage Authority Revenue--Regional Sewerage
                 System--Series 1995 A and B, 5.150%, 07/01/20..........................    2,005,350           --     2,005,350
               Virginia College Building Authority, Educational Facilities Revenue Bonds
                 (The Washington and Lee University Project), Series of 1994:
   1,250,000   5.750%, 1/01/14..........................................................           --    1,222,225     1,222,225
   1,000,000   5.800%, 1/01/24..........................................................           --      965,950       965,950
   1,000,000   Virginia College Building Authority Educational Facilities
                 Revenue--Hampton University--Series A, 7.750%, 04/01/14................    1,100,840           --     1,100,840
   3,250,000   Virginia College Building Authority Educational Facilities
                 Revenue--Hampton University--Series 1993, 5.750%, 04/01/14.............    3,089,840           --     3,089,840
   2,000,000   Virginia College Building Authority Educational Facilities
                 Revenue--Roanoke College--Series 1992, 6.625%, 10/15/12................    2,026,040           --     2,026,040
     750,000   Virginia College Building Authority Educational Facilities
                 Revenue--Washington and Lee University--Series 1992, 6.400%,
                 01/01/12...............................................................      779,108           --       779,108
     800,000   Virginia College Building Authority (Randolph-Macon College), 6.625%,
                 5/01/13................................................................           --      828,800       828,800
   4,000,000   Virginia Housing Development Authority, Commonwealth Mortgage Bonds, 1992
                 Series A, 7.150%, 1/01/33..............................................           --    4,212,040     4,212,040
     650,000   Virginia Housing Development Authority, 6.850%, 7/01/17..................           --      670,566       670,566
     800,000   Virginia Housing Development Authority, 6.800%, 11/01/09.................           --      841,872       841,872
   1,000,000   Virginia Public School Authority--School Financing--Series 1994 A,
                 6.200%, 08/01/13.......................................................    1,034,180           --     1,034,180
   1,210,000   Virginia Public School Authority--School Financing--Series 1995 B,
                 5.625%, 08/01/16.......................................................    1,175,116           --     1,175,116
   1,000,000   Virginia Public School Authority--School Financing--Series 1995 B,
                 5.750%, 08/01/15.......................................................      986,210           --       986,210
   1,090,000   Virginia Public Building Authority, State Building Revenue Bonds, Series
                 1991A, 6.500%, 8/01/11.................................................           --    1,191,141     1,191,141
   1,960,000   Virginia Resource Authority Solid Waste Disposal System Revenue Bonds
                 (Prince William County) Refunding 1995-A, 5.500%, 4/01/15..............           --    1,863,921     1,863,921

                        PRO FORMA FINANCIAL INFORMATION



                                                                                                         NUVEEN
 PRINCIPAL                                                                                 FLAGSHIP      MARKET      PRO FORMA
   AMOUNT      DESCRIPTION                                                               MARKET VALUE     VALUE     MARKET VALUE
--------------------------------------------------------------------------------------------------------------------------------
$  1,000,000   Virginia Resources Authority Sewer System Revenue Bonds, 6.000%, 10/01/25
                 (Alternative Minimum Tax).............................................. $         --  $   941,590  $    941,590
   2,500,000   Virginia Resources Authority, Water and Sewer System Revenue Bonds, 1995
                 Series A (Sussex County Project), 5.600%, 10/01/25.....................      926,880    1,395,120     2,322,000
     500,000   Virginia Resources Authority--Water and Sewer System Revenue--Lot 7,
                 7.125%, 10/01/16.......................................................      534,955           --       534,955
     105,000   Virginia Resources Authority--Water and Sewer System Revenue--Pooled Loan
                 Program--Series A, 8.125%, 11/01/16....................................      112,955           --       112,955
     110,000   Virginia Resources Authority--Water and Sewer System Revenue--Pooled Loan
                 Program--Series A, 8.125%, 11/01/16....................................      120,534           --       120,534
     120,000   Virginia Resources Authority--Water and Sewer System Revenue--Pooled Loan
                 Program--Series A, 8.125%, 11/01/16....................................      133,307           --       133,307
     130,000   Virginia Resources Authority--Water and Sewer System Revenue--Pooled Loan
                 Program--Series A, 8.125%, 11/01/16....................................      147,399           --       147,399
     140,000   Virginia Resources Authority--Water and Sewer System Revenue--Pooled Loan
                 Program--Series A, 8.125%, 11/01/16....................................      161,748           --       161,748
     275,000   Virginia Resources Authority--Water and Sewer System Revenue--Pooled Loan
                 Program--Series 1986 A, 7.600%, 11/01/16...............................      296,994           --       296,994
     305,000   Virginia Resources Authority--Water and Sewer System Revenue--Pooled Loan
                 Program--Series 1986 A, 7.600%, 11/01/16...............................      329,394           --       329,394
     410,000   Virginia Resources Authority--Water and Sewer System Revenue--Pooled Loan
                 Program--Series 1986 A, 7.650%, 11/01/16...............................      454,665           --       454,665
   1,500,000   Virginia Resources Authority--Water and Sewer System Revenue--Series 1992
                 A, 6.125%, 04/01/19....................................................    1,482,585           --     1,482,585
     900,000   Virginia Resource Authority Water System, 6.450%, 4/01/13................           --      936,603       936,603
     200,000   Virginia State Housing Development Authority--Commonwealth
                 Mortgage--Series 1989 D, 7.500%, 07/01/17..............................      208,230           --       208,230
   3,000,000   Virginia State Housing Development Authority--Commonwealth
                 Mortgage--Series 1992 A, 7.100%, 01/01/17..............................    3,161,160           --     3,161,160
   1,000,000   Virginia State Housing Development Authority--Commonwealth
                 Mortgage--Series 1992 A, 7.100%, 01/01/22..............................    1,051,870           --     1,051,870
     700,000   Virginia State Housing Development Authority Revenue--Multifamily--Series
                 1991 F, 7.000%, 05/01/04...............................................      745,703           --       745,703
   3,000,000   Virginia State Public Building Authority Revenue--Series 1994 A, 6.250%,
                 08/01/15...............................................................    3,251,910           --     3,251,910
   1,000,000   Virginia State Resource Authority--Sewer System
                 Revenue--Harrisonburg--Rockingham--Series 1992 A, 6.000%, 05/01/22.....      965,570           --       965,570
   1,000,000   Virginia State Resource Authority Solid Waste Disposal System
                 Revenue--Series 1992 B, 6.750%, 11/01/12...............................    1,055,210           --     1,055,210
   1,500,000   Virginia State Resource Authority--Water and Sewer System Revenue--Lot
                 9--Frederick County Sanitation, 6.000%, 10/01/12.......................    1,473,840           --     1,473,840
   2,000,000   Virginia State Transportation Board--U.S. Route 58 Corridor Development
                 Program--Series 1993 B, 5.500%, 05/15/18...............................    1,892,760           --     1,892,760
   1,800,000   Winchester, VA Industrial Development Authority Educational Facilities
                 Revenue-- Shenandoah University--Series 1994, 6.700%, 10/01/14.........    1,894,373           --     1,894,373
     775,000   Winchester, VA Industrial Development Authority Educational Facilities
                 Revenue-- Shenandoah University--Series 1994, 6.750%, 10/01/19.........      819,198           --       819,198
   2,000,000   Commonwealth of Puerto Rico Aqueduct and Sewer Authority Revenue--Series
                 1995, 5.000%, 07/01/15.................................................    1,757,920           --     1,757,920
   2,000,000   Commonwealth of Puerto Rico Electric Power Authority Revenue--Series 1995
                 Z, 5.500%, 07/01/16....................................................    1,864,200           --     1,864,200
   1,865,000   Commonwealth of Puerto Rico Electric Power Authority--Series O,
                 0.000%, 07/01/17.......................................................      525,072           --       525,072
   1,000,000   Commonwealth of Puerto Rico Electric Power Authority--Series 1992 R,
                 6.250%, 07/01/17.......................................................    1,007,490           --     1,007,490
     200,000   Commonwealth of Puerto Rico Electric Power Authority--Series K,
                 9.375%, 07/01/17.......................................................      215,806           --       215,806
   2,575,000   Commonwealth of Puerto Rico--General Obligation--Series 1994, 6.450%,
                 07/01/17...............................................................    2,651,735           --     2,651,735
   2,500,000   Commonwealth of Puerto Rico--General Obligation--Series 1994, 6.500%,
                 07/01/23...............................................................    2,583,825           --     2,583,825
     490,000   Commonwealth of Puerto Rico Housing Authority--Single Family--Series B,
                 7.650%, 10/15/22.......................................................      512,476           --       512,476
     100,000   Commonwealth of Puerto Rico Public Building Authority Guaranteed Public
                 Education and Health Facilities--Series G, 7.875%, 07/01/16............      106,367           --       106,367
   4,250,000   Commonwealth of Puerto Rico Public Improvement--General
                 Obligation--Series 1996 A, 5.400%, 07/01/25............................    3,831,078           --     3,831,078

                        PRO FORMA FINANCIAL INFORMATION



                                                                                                         NUVEEN
 PRINCIPAL                                                                                 FLAGSHIP      MARKET      PRO FORMA
   AMOUNT      DESCRIPTION                                                               MARKET VALUE     VALUE     MARKET VALUE
--------------------------------------------------------------------------------------------------------------------------------
$    800,000   Puerto Rico Highway Transportation Authority, 6.625%, 7/01/18
                 (Pre-refunded to 7/01/02).............................................. $         --  $   885,856  $    885,856
   2,000,000   Puerto Rico Ports Authority--Special Facilities Revenue--American
                 Airlines, Incorporated Project--Series 1996 A, 6.250%, 06/01/26........    1,957,600           --     1,957,600
--------------------------------------------------------------------------------------------------------------------------------
$191,160,000   Total Investments--(Cost $185,283,412)--98.3%............................ $126,563,949  $63,578,895   190,142,844
 ===========   -----------------------------------------------------------------------------------------------------------------
               Other Assets Less Liabilities--1.7%......................................                               3,273,527
               -----------------------------------------------------------------------------------------------------------------
               Net Assets--100%.........................................................                            $193,416,371
               =================================================================================================================



 * Optional Call Provisions: Dates (month and year) and prices of the earliest optional call or redemption. There may be other call provisions at varying prices at later dates.


** Ratings: Using the higher of Standard & Poor's or Moody's rating.


   N/R--Investment is not rated.

                                                                         ANNEX A

                             RATINGS OF INVESTMENTS

     STANDARD & POOR'S RATINGS GROUP -- A brief description of the applicable Standard & Poor's Ratings Group rating symbols and their meanings (as published by Standard & Poor's Corporation) follows:

     A Standard & Poor's corporate or municipal debt rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers, or lessees.

     The rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

     The ratings are based on current information furnished by the issuer and obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

     The ratings are based, in varying degrees, on the following considerations:

    I.         Likelihood of default -- capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;
    II.        Nature of and provisions of the obligation;
    III.       Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

1.  Long-term municipal bonds

    AAA        Bonds rated AAA have the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.
    AA         Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.
    A          Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.
    BBB        Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.
    BB-D       Debt rated "BB," "B," "CCC," "CC" and "C" is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. "BB" indicates the lowest degree of speculation and "C" the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.
               The "CT" is reserved for income bonds on which no interest is being paid. Debt rated "D" is in default, and payment of interest and/or repayment of principal is in arrears.

     Plus (+) or Minus (-): The ratings from "AA" to "BBB" may be modified by the addition of a plus or a minus sign to show relative standing within the major rating categories.

     Provisional Ratings: The letter "P" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. The investor should exercise his own judgment with respect to such likelihood and risk.

2.  Short-term tax exempt notes

     Standard & Poor's tax exempt note rates are generally given to such notes that mature in three years or less. The three rating categories are as follows:

    SP-1       Strong capacity to pay principal and interest. Issues determined to possess very strong characteristics will be given a plus (+) designation.
    SP-2       Satisfactory capacity to pay principal and interest with some vulnerability to adverse financial and economic changes over the term of the notes.
    SP-3       Speculative capacity to pay principal and interest.

3.  Tax-exempt commercial paper

     A Standard & Poor's commercial paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 165 days. Ratings are graded into four categories, ranging from "A" for the highest quality obligations to "D" for the lowest. The four categories are as follows:

    A          Issues assigned this highest rating are regarded as having the greatest capacity for timely payment. Issues in this category are further refined with the designation 1, 2, and 3 to indicate the relative degree of safety.
    A-1        This designation indicates that the degree of safety regarding timely payment is strong. Those issues determined to possess overwhelming safety characteristics are denoted with a plus (+) sign designation.
    A-2        Capacity for timely payment on issues with this designation is satisfactory.
               However, the relative degree of safety is not as high as for issues designated
               "A-1."
    A-3        Issues carrying this designation have adequate capacity for timely payment. They are, however, somewhat more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.
    B          Issues rated "B" are regarded as having speculative capacity for timely payment.
    C&D        These ratings indicate that the issue is either in default or expected to be in default upon maturity.

     MOODY'S INVESTORS SERVICE, INC. -- A brief description of the applicable Moody's Investor Service, Inc. rating symbols and their meanings follow:

1.  Long-term municipal bonds

     Aaa -- Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large, or by an exceptionally stable, margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are more unlikely to impair the fundamentally strong position of such issues. With the occasional exception of oversupply in a few specific instances, the safety of obligations of this class is so absolute that their market value is affected solely by money market fluctuations.

     Aa -- Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than the Aaa securities. These Aa bonds are high grade, their market value is virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

     A -- Bonds which are rated A possess many favorable investment attributes and are to be considered as higher medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to A-rated bonds may be influenced to some degree by credit circumstances during a sustained period of depressed business conditions. During periods of normalcy, bonds of this quality frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

     Baa -- Bonds which are rated Baa are considered as lower medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments but certain protective elements may be lacking or may be characteristically unreliable of over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to change in economic circumstances, and aside from occasional speculative factors applying to some bonds of this class, Baa market valuations move in parallel with Aaa, Aa, and A obligations during periods of economic normalcy, except in instances of oversupply.

     Ba-C -- Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well-assured. Often, the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class. Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small. Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest. Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings. Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

     Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

     Con. -- Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit status upon completion or construction elimination of basis of condition.

2. Short-term tax exempt notes

     SHORT-TERM NOTES. The four ratings of Moody's for short-term notes are MIG 1, MIG 2, MIG 3, and MIG 4; MIG 1 denotes "best quality, enjoying strong protection from established cash flows"; MIG 2 denotes "high quality" with "ample margins of protection"; MIG 3 notes are of "favorable quality . . . but lacking the undeniable strength of the preceding grades"; MIG 4 notes are of "adequate quality, carrying specific risk but having protection . . . and not distinctly or predominantly speculative."

3. Tax-exempt commercial paper

     Moody's commercial paper ratings are opinions of the ability of issuers to repay punctually promissory obligations not having an original maturity in excess of nine months. Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers:

     Issuers rated Prime-1 (or related supporting institutions) have a superior capacity for repayment of short-term promissory obligations.

     Issuers rated Prime-2 (or related supporting institutions) have a strong capacity for repayment of short-term promissory obligations.

     Issuers rated Prime-3 (or related supporting institutions) have an acceptable capacity for repayment of short-term promissory obligations.

     Issuers rated Not Prime do not fall within any of the Prime rating categories.

     FITCH INVESTORS SERVICE, INC. -- A brief description of the applicable Fitch Investors Service, Inc. rating symbols and their meanings follows:

1. Long-term municipal bonds

AAA              Bonds considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.
AA               Bonds considered to be investment grade and of very high quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated "AAA." Because bonds rated in the "AAA" and "AA" categories are not significantly vulnerable to foreseeable future developments, short-term debt of these issuers is generally rated "F-1+."
A                Bonds considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.
BBB              Bonds considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have adverse impact on these bonds, and therefore impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.
PLUS (+)         Plus and minus signs are used with a rating symbol to indicate the relative
MINUS (-)        position of a credit within the rating category. Plus and minus signs, however, are not used in the "AAA" category.
NR               Indicates that Fitch does not rate the specific issue.
CONDITIONAL      A conditional rating is premised on the successful completion of a project or the occurrence of a specific event.
SUSPENDED        A rating is suspended when Fitch deems the amount of information available from the issuer to be inadequate for rating purposes.
WITHDRAWN        A rating will be withdrawn when an issue matures or is called or refinanced, and, at Fitch's discretion, when an issuer fails to furnish proper and timely information.
FITCHALERT       Ratings are placed on FitchAlert to notify investors of an occurrence that is likely to result in a rating change and the likely direction of such change. These are designated as "Positive," indicating a potential upgrade, "Negative," for potential downgrade, or "Evolving," where ratings may be raised or lowered.
                 FitchAlert is relatively short-term, and should be resolved within 12 months.
CREDIT TREND     Credit trend indicators show whether credit fundamentals are improving, stable, declining, or uncertain, as follows:
                 Improving
                 Stable
                 Declining
                 Uncertain
                 Credit trend indicators are not predictions that any rating change will occur, and have a longer-term time frame than issues placed on FitchAlert.

                                                                         ANNEX B
                                                                    May 31, 1996

                        NUVEEN MULTISTATE TAX-FREE TRUST
                             333 WEST WACKER DRIVE
                            CHICAGO, ILLINOIS 60606

                      STATEMENT OF ADDITIONAL INFORMATION

     This Statement of Additional Information is not a prospectus. A prospectus may be obtained from certain securities representatives, banks and other financial institutions that have entered into sales agreements with John Nuveen & Co. Incorporated, or from the Funds, c/o John Nuveen & Co. Incorporated, 333 West Wacker Drive, Chicago, Illinois 60606. This Statement of Additional Information relates to, and should be read in conjunction with, the Prospectus, dated May 31, 1996.

                               TABLE OF CONTENTS


                                                                                            PAGE
                                                                                            ----
Fundamental Policies and Investment Portfolio.............................................   B-2
Management................................................................................  B-27
Investment Adviser and Investment Management Agreement....................................  B-32
Portfolio Transactions....................................................................  B-33
Net Asset Value...........................................................................  B-34
Tax Matters...............................................................................  B-34
Performance Information...................................................................  B-42
Additional Information on the Purchase and Redemption of Fund Shares......................  B-48
Distribution and Service Plan.............................................................  B-50
Independent Public Accountants and Custodian..............................................  B-51



     The audited financial statements for the fiscal year ended January 31, 1996 of Nuveen Arizona Tax-Free Value Fund, Nuveen Florida Tax-Free Value Fund, Nuveen Pennsylvania Tax-Free Value Fund and Nuveen Virginia Tax-Free Value Fund, appearing in the Annual Report of Nuveen Multistate Tax-Free Trust are incorporated herein by reference. The audited financial statements for those funds accompany this Statement of Additional Information.

                 FUNDAMENTAL POLICIES AND INVESTMENT PORTFOLIO

FUNDAMENTAL POLICIES

     The investment objective and certain fundamental investment policies of each Fund are described in the Prospectus. Each of the Funds, as a fundamental policy, may not, without the approval of the holders of a majority of the shares of that Fund:

          (1) Invest in securities other than Municipal Obligations and temporary investments, as those terms are defined in the Prospectus;

          (2) Invest more than 5% of its total assets in securities of any one issuer, except that this limitation shall not apply to securities of the United States government, its agencies and instrumentalities or to the investment of 25% of such Fund's assets;

          (3) Borrow money, except from banks for temporary or emergency purposes and not for investment purposes and then only in an amount not exceeding (a) 10% of the value of its total assets at the time of borrowing or (b) one-third of the value of the Fund's total assets including the amount borrowed, in order to meet redemption requests which might otherwise require the untimely disposition of securities. While any such borrowings exceed 5% of such Fund's total assets, no additional purchases of investment securities will be made by such Fund. If due to market fluctuations or other reasons, the value of the Fund's assets falls below 300% of its borrowings, the Fund will reduce its borrowings within 3 business days. To do this, the Fund may have to sell a portion of its investments at a time when it may be disadvantageous to do so;

          (4) Pledge, mortgage or hypothecate its assets, except that, to secure borrowings permitted by subparagraph (3) above, it may pledge securities having a market value at the time of pledge not exceeding 10% of the value of the Fund's total assets;

          (5) Issue senior securities as defined in the Investment Company Act of 1940, except to the extent such issuance might be involved with respect to borrowings described under item (3) above or with respect to transactions involving futures contracts or the writing of options within the limits described in the Prospectus and this Statement of Additional Information;

          (6) Underwrite any issue of securities, except to the extent that the purchase of Municipal Obligations in accordance with its investment objective, policies and limitations, may be deemed to be an underwriting;

          (7) Purchase or sell real estate, but this shall not prevent any Fund from investing in Municipal Obligations secured by real estate or interests therein or foreclosing upon and selling such security;

          (8) Purchase or sell commodities or commodities contracts or oil, gas or other mineral exploration or development programs, except for transactions involving futures contracts within the limits described in the Prospectus and this Statement of Additional Information;

          (9) Make loans, other than by entering into repurchase agreements and through the purchase of Municipal Obligations or temporary investments in accordance with its investment objective, policies and limitations;

          (10) Make short sales of securities or purchase any securities on margin, except for such short-term credits as are necessary for the clearance of transactions;

          (11) Write or purchase put or call options, except to the extent that the purchase of a stand-by commitment may be considered the purchase of a put, and except for transactions involving options within the limits described in the Prospectus and this Statement of Additional Information;

          (12) Invest more than 5% of its total assets in securities of unseasoned issuers which, together with their predecessors, have been in operation for less than three years;

          (13) Invest more than 25% of its total assets in securities of issuers in any one industry; provided, however, that such limitations shall not be applicable to Municipal Obligations issued by governments or political subdivisions of governments, and obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities;

          (14) Invest more than 10% of its total assets in repurchase agreements maturing in more than seven days, "illiquid" securities (such as non-negotiable CDs) and securities without readily available market quotations;

          (15) Purchase or retain the securities of any issuer other than the securities of the Fund if, to the Fund's knowledge, those trustees of the Trust, or those officers and directors of Nuveen Advisory Corp. ("Nuveen Advisory"), who individually own beneficially more than 1/2 of 1% of the outstanding securities of such issuer, together own beneficially more than 5% of such outstanding securities.

     For the purpose of applying the limitations set forth in paragraphs (2) and
(12) above, an issuer shall be deemed the sole issuer of a security when its assets and revenues are separate from other governmental entities and its securities are backed only by its assets and revenues. Similarly, in the case of a non-governmental user, such as an industrial corporation or a privately owned or operated hospital, if the security is backed only by the assets and revenues of the non-governmental user, then such non-governmental user would be deemed to be the sole issuer. Where a security is also backed by the enforceable obligation of a superior or unrelated governmental entity or other entity (other than a bond insurer), it shall also be included in the computation of securities owned that are issued by such governmental or other entity.

     Where a security is guaranteed by a governmental entity or some other facility, such as a bank guarantee or letter of credit, such a guarantee or letter of credit would be considered a separate security and would be treated as an issue of such government, other entity or bank. Where a security is insured by bond insurance, it shall not be considered a security issued or guaranteed by the insurer; instead the issuer of such security will be determined in accordance with the principles set forth above. The foregoing restrictions do not limit the percentage of a Fund's assets that may be invested in securities insured by any single insurer. It is a fundamental policy of each Fund, which cannot be changed without the approval of the holders of a majority of shares of such Fund, that a Fund will not hold securities of a single bank, including securities backed by a letter of credit of such bank, if such holdings would exceed 10% of the total assets of such Fund.

     The foregoing restrictions and limitations, as well as the Funds' policies as to ratings of portfolio investments, will apply only at the time of purchase of securities, and the percentage limitations will not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of an acquisition of securities, unless otherwise indicated.

     The foregoing fundamental investment policies, together with the investment objective of each Fund, cannot be changed without approval by holders of a "majority of the Fund's outstanding voting shares." As defined in the Investment Company Act of 1940, this means the vote of (i) 67% or more of the Fund's shares present at a meeting, if the holders of more than 50% of the Fund's shares are present or represented by proxy, or (ii) more than 50% of the Fund's shares, whichever is less.

     Nuveen Multistate Tax-Free Trust (the "Trust") is an open-end diversified management series company under SEC Rule 18f-2. Each Fund is a separate series issuing its own shares. Certain matters under the Investment Company Act of 1940 which must be submitted to a vote of the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each series affected by such matter.

PORTFOLIO SECURITIES

     As described in the Prospectus, each Fund invests primarily in a diversified portfolio of Municipal Obligations that are issued within the Fund's respective state. In general, Municipal Obligations include debt obligations issued by states, cities and local authorities to obtain funds for various public purposes, including construction of a wide range of public facilities such as airports, bridges, highways, hospitals, housing, mass transportation, schools, streets and water and sewer works. Industrial development bonds and pollution control bonds that are issued by or on behalf of public authorities to finance various privately-rated facilities are included within the term Municipal Obligations if the interest paid thereon is exempt from federal income tax. Municipal Obligations in which each Fund will primarily invest are issued by that Fund's respective state and local authorities in that state, and bear interest that, in the opinion of bond counsel to the issuer, is exempt from federal income tax and from personal income tax imposed by the respective state.

     The investment assets of each Fund will consist of (1) Municipal Obligations which are rated at the time of purchase within the four highest grades (Baa or BBB or better) by Moody's Investors Service, Inc. ("Moody's") or Standard and Poor's Corporation ("S&P"), (2) unrated Municipal Obligations which, in the opinion of Nuveen Advisory, have credit characteristics equivalent to bonds rated within the four highest grades by Moody's or S&P, except that a Fund may not invest more than 20% of its net assets in unrated bonds and (3) temporary investments as described below, the income from which may be subject to state income tax or to both federal and state income taxes.

     As described in the Prospectus, each Fund may invest in Municipal Obligations that constitute participations in a lease obligation or installment purchase contract obligation (hereafter collectively called "lease obligations") of a municipal authority or entity. Although lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to budget for, appropriate and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. Although non-appropriation lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. Each Fund will seek to minimize the special risks associated with such securities by not investing more than 10% of its assets in lease obligations that contain non-appropriation clauses, and by only investing in those nonappropriation leases where (1) the nature of the leased equipment or property is such that its ownership or use is essential to a governmental function of the municipality, (2) the lease payments will commence amortization of principal at an early date resulting in an average life of seven years or less for the lease obligation, (3) appropriate covenants will be obtained from the municipal obligor prohibiting the substitution or purchase of similar equipment if lease payments are not appropriated, (4) the lease obligor has maintained good market acceptability in the past, (5) the investment is of a size that will be attractive to institutional investors, and (6) the underlying leased equipment has elements of portability and/or use that enhance its marketability in the event foreclosure on the underlying equipment were ever required. Lease obligations provide a premium interest rate which along with regular amortization of the principal may make them attractive for a portion of the assets of the Funds.

     Obligations of issuers of Municipal Obligations are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the Federal Bankruptcy Reform Act of 1978. In addition, the obligations of such issuers may become subject to the laws enacted in the future by Congress, state legislatures or referenda extending the time for payment of principal and/or interest, or imposing other constraints upon enforcement of such obligations or upon municipalities to levy taxes. There is also the possibility that, as a result of legislation or other conditions, the power or ability of any issuer to pay, when due, the principal of and interest on its Municipal Obligations may be materially affected.

PORTFOLIO TRADING AND TURNOVER

     Each Fund will make changes in its investment portfolio from time to time in order to take advantage of opportunities in the municipal market and to limit exposure to market risk. A Fund may also engage to a limited extent in short-term trading consistent with its investment objective, but a Fund will not trade securities solely to realize a profit. Securities may be sold in anticipation of market decline or purchased in anticipation of market rise and later sold, but a Fund will not engage in trading solely to recognize a gain. In addition, a security may be sold and another of comparable quality purchased at approximately the same time to take advantage of what Nuveen Advisory believes to be a temporary disparity in the normal yield relationship between the two securities. A Fund may make changes in its investment portfolio in order to limit its exposure to changing market conditions. Changes in a Fund's investments are known as "portfolio turnover." While it is impossible to predict future portfolio turnover rates, each Fund's annual portfolio turnover rate is generally not expected to exceed 50%. However, each Fund reserves the right to make changes in its investments whenever it deems such action advisable, and therefore, a Fund's annual portfolio turnover rate may exceed 50% in particular years depending upon market conditions. The portfolio turnover rates for the fiscal years ended January 31, 1996 and 1995, respectively, were 5% and 29% for the Arizona Fund, 21% and 4% for the Florida Fund, 17% and 35% for the Maryland Fund, 33% and 35% for the Michigan Fund, 39% and 32% for the New Jersey Fund, 52% and 74% for the Pennsylvania Fund and 42% and 40% for the Virginia Fund.

WHEN-ISSUED SECURITIES

     As described in the Prospectus, each Fund may purchase and sell Municipal Obligations on a when-issued or delayed delivery basis. When-issued and delayed delivery transactions arise when securities are purchased or sold with payment and delivery beyond the regular settlement date. (When-issued transactions normally settle within 15-45 days.) On such transactions the payment obligation and the interest rate are fixed at the time the buyer enters into the commitment. The commitment to purchase securities on a when-issued or delayed delivery basis may involve an element of risk because the value of the securities is subject to market fluctuation, no interest accrues to the purchaser prior to settlement of the transaction, and at the time of delivery the market value may be less than cost. At the time a Fund makes the commitment to purchase a Municipal Obligation on a when-issued or delayed delivery basis, it will record the transaction and reflect the amount due and the value of the security in determining its net asset value. Likewise, at the time a Fund makes the commitment to sell a Municipal Obligation on a delayed delivery basis, it will record the transaction and include the proceeds to be received in determining its net asset value; accordingly, any fluctuations in the value of the Municipal Obligation sold pursuant to a delayed delivery commitment are ignored in calculating net asset value so long as the commitment remains in effect. The Fund will maintain designated readily marketable assets at least equal in value to commitments to purchase when-issued or delayed delivery securities, such assets to be segregated by the Custodian specifically for the settlement of such commitments. A Fund will only make commitments to purchase Municipal Obligations on a when-issued or delayed delivery basis with the intention of actually acquiring the securities, but each Fund reserves the right to sell these securities before the settlement date if it is deemed advisable. If a when-issued security is sold before delivery any gain or loss would not be tax-exempt. A Fund commonly engages in when-issued transactions in order to purchase or sell newly-issued Municipal Obligations, and may engage in delayed delivery transactions in order to manage its operations more effectively.

SPECIAL CONSIDERATIONS RELATING TO MUNICIPAL OBLIGATIONS OF DESIGNATED STATES

     As described in the Prospectus, except for investments in temporary investments, each of the Funds will, at all times, invest all of its net assets in its respective state's Municipal Obligations. Each Fund is therefore more susceptible to political, economic or regulatory factors adversely affecting issuers of Municipal Obligations in its state. Brief summaries of these factors are contained in the Prospectus. Set forth below is additional information that bears upon the risk of investing in Municipal Obligations issued by public authorities in the states of currently offered Funds. This information was obtained from official statements of issuers located in the respective states as well as from other publicly available official documents and statements. The Funds have not independently verified any of the information contained in such statements and documents.

FACTORS PERTAINING TO ARIZONA

     As described above, except to the extent the Arizona Fund invests in temporary investments, the Arizona Fund will invest substantially all of its net assets in Arizona Municipal Obligations. The Arizona Fund is therefore susceptible to political, economic or regulatory factors affecting issuers of Arizona Municipal Obligations. The information set forth below is derived from official statements prepared in connection with the issuance of Arizona Municipal Obligations and other sources that are generally available to investors. The information is provided as general information intended to give a recent historical description and is not intended to indicate future or continuing trends in the financial or other positions of The State of Arizona (the "State"). This information has not been independently verified.

     There can be no assurance that future statewide or regional economic difficulties, and the resulting impact on State or local governmental finances generally, will not adversely affect the market value of Arizona Municipal Obligations held in the portfolio of the Arizona Fund or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

     General Economic Conditions. Arizona is the nation's sixth largest state in terms of area. Arizona's main economic/employment sectors include services, tourism and manufacturing. Mining and agriculture are also significant, although they tend to be more capital than labor intensive. Services is the single largest economic sector. Many of these jobs are directly related to tourism.

     The unemployment rate in Arizona for 1995 was 5.1% and for 1994 was 6.3% compared to a national rate of 5.6% in 1995 and 6.1% in 1994. Job growth may be adversely affected by the closing of a major air force base near Phoenix.

     Budgetary Process. Arizona operates on a fiscal year beginning July 1 and ending June 30. Fiscal year 1996 refers to the year ending June 30, 1996.

     Total General Fund revenues of $4.5 billion are expected during fiscal year 1996. Approximately 47% of this budgeted revenue comes from sales and use taxes, 35% from income taxes (both individual and corporate) and 4% from property taxes. All taxes total approximately $4.1 billion, or 92% of the General Fund revenues. Non-tax revenue includes items such as income from the state lottery, licenses, fees and permits, and interest.

     For fiscal year 1995, the budget called for expenditures of approximately $4.7 billion. These expenditures fell into the following major categories: education (52%), health and welfare (24%), protection and safety (4%), general government (15%) and inspection and regulation, natural resources, transportation and other (6%). The State's general fund expenditures for fiscal year 1996 are budgeted at approximately $4.5 billion. Fiscal year 1996's proposed expenditures fall into the following major categories: education (52%), health and welfare (23%), protection and safety (4%), general government (15%) and inspection and regulation, natural resources, transportation and other (6%). For fiscal year 1997, a general fund budget of $4.77 billion has been adopted.

     Most or all of the Arizona Municipal Obligations are not obligations of the State of Arizona and are not supported by the State's taxing powers. The particular source of payment and security for each of the Arizona Municipal Obligations is detailed in the instruments themselves and in related offering materials. There can be no assurances with respect to whether the market value or marketability of any of the Arizona Municipal Obligations issued by an entity other than the State of Arizona will be affected by financial or other conditions of the State or of any entity located within the State. In addition, it should be noted that the State of Arizona, as well as counties, municipalities, political subdivisions and other public authorities of the State, are subject to limitations imposed by Arizona's Constitution with respect to ad valorem taxation, bonded indebtedness and other matters. For example, the State legislature cannot appropriate revenues in excess of 7% of the total personal income of the State in any fiscal year. These limitations may affect the ability of the issuers to generate revenues to satisfy their debt obligations.

     Local governments have experienced many of the same fiscal difficulties for many of the same reasons and, in several cases, have been prevented by Constitutional limitations on bonded indebtedness and declining assessed property values from securing necessary funds to undertake street, utility and other infrastructure expansions, improvements and renovations in order to meet the need of rapidly increasing populations. Maricopa County, Arizona has encountered financial difficulties related to declines in assessed property values and budgetary deficits and its general obligation bonds have received rating downgrades. Maricopa County, Arizona is analyzing various budget options to deal with its existing deficit.

     Although most of the Arizona Municipal Obligations are revenue obligations of local governments or authorities in the State, there can be no assurance that the fiscal and economic conditions referred to above will not affect the market value or marketability of the Arizona Municipal Obligations or the ability of the respective obligors to pay principal of and interest on the Arizona Municipal Obligations when due.

     On July 21, 1994, the Arizona Supreme Court rendered its opinion in Roosevelt Elementary School District Number 66, et al v.c. Dianne Bishop, et al (the "Roosevelt Opinion"). In this opinion, the Arizona Supreme Court held that the present statutory financing scheme for public education in the State of Arizona does not comply with the Arizona constitution. Subsequently, the Arizona School Boards Association, with the approval of the appellants and the appellees to the Roosevelt Opinion, and certain Arizona school districts, filed with the Arizona Supreme Court motions for clarification of the Roosevelt Opinion, specifically with respect to seeking prospective application of the Roosevelt Opinion. On July 29, 1994, the Arizona Supreme Court clarified the Roosevelt Opinion to hold that such opinion will have prospective effect only. The impact of the Roosevelt Opinion on Arizona school finances or budgets cannot be determined at this time.


     Taxpayers within another school district, Creighton Elementary School District No. 14 of Maricopa County, Arizona (the "Creighton District") have been granted a summary judgment by the Superior Court of Maricopa County on February 15, 1996, against the Creighton District to the effect that the outstanding principal amount of bonds theretofore issued by the Creighton District, together with premium received in connection with the issuance of such bonds, be treated as debt for constitutional and statutory debt limit purposes. A significant number of other Arizona school district have issued bonds with premiums and did not treat such premium as debt for purposes of applicable debt limitations. It is not known if the judgment against the Creighton District, when final, will result in similar applicability to other school districts or political subdivisions or will cause all or part of any premium to be subject to constitutional and statutory requirements other than debt limits, such as the requirement for voter authorization. Such judgment could potentially adversely impact the secondary market for Arizona school district bonds. Recent legislation may affect the method of calculating outstanding debt and may affect the bonding capacity of all Arizona cities, towns, school districts and other political subdivisions.


     Certain other circumstances are relevant to the market value, marketability and payment of any hospital and health care revenue bonds in the Fund. The Arizona Legislature has in the past sought to enact health care cost control legislation. Certain other health care regulatory laws have expired. It is expected that the Arizona Legislature will at future sessions continue to attempt to adopt legislation concerning health care cost control and related regulatory matters. The effect of any such legislation or of the continued absence of any legislation restricting hospital bed increases and limiting new hospital construction on the ability of Arizona hospitals and other health care providers to pay debt service on their revenue bonds cannot be determined at this time.

     Arizona does not participate in the federally administered Medicaid program. Instead, the State administers an alternative program, AHCCCS, which provides health care to indigent persons meeting certain financial eligibility requirements through managed care programs. In fiscal year 1996, AHCCCS was financed approximately 61% by Federal funds, 28% by State funds and 11% by county funds.

     Under State law, hospitals retain the authority to raise rates with notification and review by, but not approval from, the Department of Health Services. Hospitals in Arizona have experienced profitability problems along with those in other states. At least two Phoenix based hospitals have defaulted on or reported difficulties in meeting their bond obligations during the past five years.

     Insofar as tax-exempt Arizona investor-owned public utility pollution control revenue bonds are concerned, the issuance of such bonds and the periodic rate increases needed to cover operating costs and debt service are generally subject to regulation by the Arizona Corporation Commission. On July 15, 1991, several creditors of Tucson Electric Power Company ("Tucson Electric") filed involuntary petitions under Chapter 11 of the U.S. Bankruptcy Code to force Tucson Electric to reorganize under the supervision of the bankruptcy court. On December 31, 1991, the Bankruptcy Court approved the utility's motion to dismiss the July petition after five months of negotiations between Tucson Electric and its creditors to restructure the utility's debt and other obligations. In December 1992, Tucson Electric announced that it had completed financial restructuring. In January 1993 Tucson Electric asked the Arizona Corporation Commission for a 9.3% average rate increase. The Arizona Corporation Commission approved a rate increase of 4.2%. Tucson Electric serves approximately 270,000 customers, primarily in the Tucson area. Inability of any regulated public utility to secure necessary rate increases could adversely affect, to an indeterminable extent, its ability to pay debt service on its pollution control revenue bonds.

FACTORS PERTAINING TO FLORIDA

     As described above, except to the extent the Florida Fund invests in temporary investments, the Florida Fund will invest substantially all of its net assets in Florida Municipal Obligations. The Florida Fund is therefore susceptible to political, economic or regulatory factors affecting issuers of Florida Municipal Obligations. The following information provides only a brief summary of some of the complex factors affecting the financial situation in Florida (the "State"). This information is derived from sources that are generally available to investors and is believed to be accurate. It is based in part on information obtained from various State and local agencies in Florida, some of which information is related to periods prior to the onset of the recent national recession, the effects of which are not necessarily reflected in the information. No independent verification has been made of the accuracy or completeness of the following information.

     There can be no assurance that current or future statewide or regional economic difficulties, and the resulting impact on State or local governmental finances generally, will not adversely affect the market value of Florida Municipal Obligations held in the portfolio of the Florida Fund or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

     State Economy. Florida's economy tracked the national economy through the recent national recession and subsequent recovery. While expected to decelerate in the near-term, the State's economy is predicted to continue to outperform the U.S. as a whole, driven by the service and trade sectors.

     Since 1985, the State's job creation rate was well over twice the rate for the nation as a whole. While the State's historically strong job growth rate weakened somewhat in the 1980's, the non-farm growth rate is projected at 3.2% in 1995-96, and 3.0% in 1996-97, reaching an average employment at the end of 1996-97 of 6.1 million. Trade and services account for more than half of total non-farm employment. Trade-related employment is expected to expand 3.4% in 1995-96 and 3.0% in 1996-97, while service sector employment is expected to increase 5.3% and 4.5% for the same periods. The State's unemployment rate is currently projected to be 5.9% in both 1995-96, and 1996-97.

     The State's economy has in the past been highly dependent on the construction industry and construction-related manufacturing. While this dependence has declined, construction remains an important sector. In 1995-96, single and multi-family housing starts are projected to reach a combined level of 117,500 units, but dropping to 108,900 in 1996-97.

     The important tourism sector is expected to decline 4.7% in 1995-96 although various important tourist destinations report recent growth. 4.3% growth is projected for 1996-97. In addition to lingering crime concerns, analysts have pointed to "product maturity" of a Florida vacation package, higher prices, and increasing competition from other resort areas to explain the recent decline.

     For 1994, the State's per capita personal income of $21,677 was slightly below the national average of $21,809, but significantly ahead of that for the southeastern United States, which was $19,649. Real personal income per capita is expected to increase 2.9% in 1995-1996 and 1.9% in 1996-97 while real personal income is expected to grow 4.7% in 1995-96 and 3.8% in 1996-97.

     State Budget. In fiscal year 1994-95, approximately 66% of the State's total direct revenue to its operating funds was derived from State taxes, with Federal grants and other special revenue accounting for the balance. State sales and use tax, corporate income tax, intangible personal property tax and beverage tax amounted to 67%, 7%, 4% and 4%, respectively, of total receipts by the General Revenue Fund during fiscal 1994-95. In that same year, expenditures for education, health and welfare and public safety amounted to 49%, 32% and 11%, respectively, of total expenditures from the General Revenue Fund. At the end of fiscal 1994, $6.1 billion in principal amount of debt secured by the full faith and credit of the State was outstanding. As of March 22, 1996, Florida's outstanding full faith and credit obligations totalled approximately $7.3 billion.

     1995-96 fiscal year. Currently estimated available revenues (estimated revenues, plus the balance forwarded from 1994-95, transfers from other accounts and other miscellaneous amounts) are approximately $15.3 billion, an increase of 3.3% over comparable 1994-95 figures. Estimated (revised) revenues of approximately $14.5 billion represent an increase of 6.5% over comparable 1994-95 figures. Total effective appropriations for 1995-96 are $14.8 billion, an increase of 3.5% over comparable 1994-95 figures.

     1996-97 fiscal year. Preliminary estimated available revenues are now set at $16 billion, an increase of 4.5% over comparable 1995-96 figures. Governor Chiles has proposed his fiscal 1997-98 budget at $39.6 billion, without new tax revenue. This represents a 1.0% increase over 1995-96. A supplemental budget recommendation from the Governor has withdrawn approximately $58 million in increased business fees included in the earlier proposal.

     Revenue Generating Measures. Florida's Constitution allows the issuance of full faith and credit bonds generally only upon approval of the electorate and in an aggregate amount not exceeding 50% of the State's total tax revenues for the preceding two years. A number of exceptions to the election requirement have been enacted, allowing the issuance of full faith and credit bonds in addition to a primary pledge of a separately identifiable revenue source for certain uses such as road and bridge projects, education and environmental facilities and projects.

     In 1987, the State Legislature passed a major revenue enhancement bill resulting in the largest tax increase in State history. In order to balance the budget, as required by the State's Constitution, a 5% sales tax was imposed on nearly all services sold or used in the State. However, the tax was challenged by numerous national groups and repealed, effective January 1, 1988. At the same time the tax was replaced by a one cent ($.01) increase, from 5% to 6%, in the general sales tax on goods and rentals. The one cent ($.01) increase became effective February 1, 1988. The sales and use tax currently accounts for the State's single largest source of tax receipts. For the fiscal year ended June 30, 1995, sales and use tax receipts (exclusive of the tax on gasoline and special fuels) totalled approximately $10.7 billion, an increase of approximately 6.0% from fiscal year 1993-94.

     In 1992, Florida voters approved a new constitutional amendment that limits homestead (residential) property tax increases to the lower of 3% per year or the increase in the consumer price index, until the next transfer of ownership of the property. The cap took effect January 1, 1994, and could have an adverse effect on local revenues, which are largely dependent on the property tax for operating funds. Whether this measure will have any adverse effect on municipal obligations is not known at this time.

     In 1994, Florida voters approved another amendment to the Florida Constitution which will limit the rate of growth of general state revenues beginning in 1995 to the growth rate of personal income in Florida. If more revenue is collected than permitted by the limit, the excess will be placed in the "Budget Stabilization Fund" unless, the Legislature decides otherwise by a two-thirds vote of both houses. The revenue limit is determined by multiplying the average annual growth rate in Florida personal income over the previous five years by the maximum amount permitted under the cap of the previous year. The amendment does not limit the imposition of any tax nor does it repeal any existing tax levy. It also has no direct impact on local taxation, but it may affect the sharing of state revenues with local governments.

     Another 1994 Florida constitutional amendment limits the application of the "single subject" requirement used by the courts to test citizen initiative constitutional proposals. Under the amendment, citizens' initiatives seeking to limit the ability of government to increase taxes or otherwise raise revenue are exempt from the single-subject restriction of the Florida Constitution. This amendment will probably encourage further efforts to limit and cap the government's revenue generating power.

     In 1988, the State began its own lottery. State law requires that lottery revenues be distributed 50% to the public in prizes, 38% for use in enhancing education, and the balance, 12%, to retailers as commission for their services and for administration of the lottery. While Florida's lottery remains in the top five state lotteries, annual ticket sales have flattened at slightly less than $2.2 billion; sales rose slightly in 1994-95 to approximately $2.19 billion. Education has been receiving in excess of $800 million per year from lottery sales.

     Litigation. Currently under litigation are several issues relating to State actions or State taxes that put at risk substantial amounts of General Revenue Fund monies. Accordingly, there is no assurance that the resolution of any of such matters, individually or in the aggregate, will not have a material adverse effect on the State's financial position. This discussion omits any case for which the State's estimate of exposure is less than $50 million.

     The Florida Supreme Court recently declared unconstitutional the $295 "impact fee" on cars purchased out of state and registered in Florida. Void from its inception in 1990, the total cost to the state is estimated to be in excess of $180 million in real dollars being refunded plus losses of estimated revenue collections through the next fiscal year.

     The State recently settled virtually all pending lawsuits challenging certain premium taxes imposed on certain motor vehicle service agreement companies. The one remaining case is estimated to have a potential refund exposure of approximately $150 million.

     A challenge to the Florida intangible tax law, which currently raises over $783 million per year, was recently resolved by a per curiam affirmance by the United States Supreme Court of a Florida court decision upholding the tax. Other challenges to that tax, involving refund claims in excess of $25 million for later years, are now proceeding.

     The State was challenged on its imposition of a gross receipts tax on hospitals. The trial court denied the plaintiffs' refund request and upheld the tax. An appeal is pending. The Florida Agency for Health Care Administration has now calculated the cost to the State of an unfavorable result as approximately $116 million.

     The State has been involved in litigation relating to the implementation of a Department of Health and Rehabilitative Services computer system. While the trial court's dismissal of DHRS' motion to dismiss was pending appeal, the parties jointly submitted the case to a Special Master, who recommended against DHRS. If the appeal by DHRS is unsuccessful, the exposure to the State, including accrued interest, is estimated at $50 million.

     The constitutionality of the Public Medical Assistance Trust Fund's annual assessment on revenue of certain out-patient facilities has been challenged. An unfavorable outcome could expose the State to refund claims estimated at $70 million.

     State Bond Rating. The State maintains a bond rating of Aa and AA from Moody's and S&P, respectively, on the majority of its general obligation bonds, although the rating of a particular series of revenue bonds relates primarily to the project, facility or other revenue source from which such series derives funds for repayment. See "Investment Objectives and Policies -- Municipal Obligations." It should also be noted that the creditworthiness of obligations issued by local Florida issuers may be unrelated to the creditworthiness of obligations issued by the State of Florida, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default. At least one analyst has predicted that various fiscal factors, including over-reliance on tourism, aging population, high crime rate, and an unrealistic tax system, will combine to cause a drop in these ratings to the A level by the end of the decade.

     Other Issuers of Florida Municipal Obligations. There are a number of state agencies, instrumentalities and political subdivisions of the State that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of obligations backed by the full faith and credit of the State.

FACTORS PERTAINING TO MARYLAND

     As described above, except to the extent the Maryland Fund invests in temporary investments, the Maryland Fund will invest substantially all of its net assets in Maryland Municipal Obligations. The Maryland Fund is therefore susceptible to political, economic or regulatory factors affecting issuers of Maryland Municipal Obligations. The following information provides only a brief summary of some of the complex factors affecting the financial situation in Maryland (the "State") and is derived principally from official statements dated on or before February 14, 1996, relating to issues of State obligations and does not purport to be a complete description generally available to investors. No independent verification has been made of the accuracy or completeness of any of the following information.

     There can be no assurance that current or future statewide or regional economic difficulties, and the resulting impact on State or local governmental finances generally, will not adversely affect the market value of Maryland

Municipal Obligations held in the portfolio of the Maryland Fund or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

     The State and Its Economy. Maryland encompasses a geographic land area of 9,837 square miles and ranks 42nd among the 50 states in size. According to the Maryland Office of Planning, Maryland's population in 1994 was 5,006,265, reflecting an increase of 4.7% from the 1990 Census. Maryland's population is concentrated in urban areas; the eight counties and Baltimore City located in the Baltimore and Washington Corridor contain 37.4% of the State's land area and 82.3% of its population.

     After enjoying rapid economic growth in the 1980's, Maryland has experienced declining rates of growth in the 1990's. Total personal income in Maryland grew at annual rates between 6.2% and 10.9% in each of the years 1980 through 1990, but grew at a rate of 3.1% in 1991, 4.4% in 1992, 4.0% in 1993 and 4.9% in 1994. Similarly, per capita income, which had grown at rates no lower than 4.7% for the period from 1980 to 1990, grew at a rate of 1.8% in 1991, 3.2% in 1992, 3.0% in 1993 and 3.9% in 1994. Unemployment in Maryland peaked in 1982 at 8.5%, then decreased steadily to a low of 3.7% in 1989. By 1991, unemployment had increased to 5.9%, and increased further to 6.6% in 1992 before falling to 6.2% in 1993 and further falling to 5.1% in 1994.

     Retail sales in Maryland grew by 5.4% in 1990, decreased by 2.1% in 1991, rebounded mildly by 0.3% in 1992 and further increased by 6.2% in 1993 and 9.6% in 1994, versus nationwide growth of 4.9%, 0.6%, 5.2%, 6.3% and 7.8% in such years, respectively.

     Services (including mining), wholesale and retail trade, government, and manufacturing (primarily printing and publishing, food and kindred products, instruments and related products, industrial machinery, electronic equipment, and chemical and allied products) are the leading areas of employment in the State of Maryland. In contrast to the nation as a whole, more people in Maryland are employed in government and services (50.8% in Maryland compared to 44.9% nationwide) than in manufacturing (8.3% in Maryland compared to 16.1% nationwide) (8.5% versus 19.9% in 1993). Between 1974 and 1994, total manufacturing wages and salary employment in Maryland decreased 29.7%, while total non-manufacturing wages and salary employment increased 58.6%.

     The State's total expenditures for the fiscal years ending June 30, 1993, June 30, 1994 and June 30, 1995 were approximately $11.8 billion, $12.3 billion and $13.5 billion, respectively. As of February 14, 1996, it was estimated that total expenditures for fiscal year 1996 would be approximately $14.6 billion. The original appropriation for expenditures in fiscal year 1996 is approximately $14.4 billion. The State's General Fund, representing approximately 55%-60% of each year's total budget, had an unreserved surplus on a budgetary basis of $10.5 million in fiscal year 1993, an unreserved surplus of $60 million in fiscal year 1994 and an unreserved surplus of $132.5 million in fiscal year 1995. When the fiscal year 1996 budget was enacted, it was estimated that the general fund unreserved surplus on a budgetary basis at June 30, 1996 would be approximately $7.8 million; as of February 14, 1996 it was estimated that the unreserved surplus in the general fund at June 30, 1996 will be $1 million. In addition, on December 12, 1995 the Board of Revenue Estimates lowered the estimate of fiscal year 1996 general fund revenues by $92 million. To address this shortfall, the Governor has proposed to reduce fiscal year 1996 appropriations by $26 million and to simultaneously obtain additional moneys for the general fund from other available sources. The State Constitution mandates a balanced budget.

     On January 17, 1996, the Governor submitted his proposed fiscal year 1997 budget to the General Assembly. The Budget includes $2.9 billion in aid to local governments (reflecting a $121.5 million increase in funding over 1996 that provides for substantial increases in education, health, and police aid), and $77 million in general fund deficiency appropriations for fiscal year 1996. Based on the proposed 1997 Executive Budget, it is estimated that the general fund surplus on a budgetary basis at June 30, 1997 will be approximately $0.5 million. In addition, it is estimated that the balance in the Revenue Stabilization Account of the State Reserve Fund at June 30, 1997 will be $538 million.

     State-level Municipal Obligations. The State of Maryland and its various political subdivisions issue a number of different kinds of Municipal Obligations, including general obligation bonds supported by tax collections, revenue bonds payable from certain identified tax levies or revenue streams, conduit revenue bonds payable from the repayment of certain loans to authorized entities such as hospitals and universities, and certificates of participation in tax-exempt municipal leases.

     The State of Maryland issues general obligation bonds, which are payable from ad valorem property taxes. The State Constitution prohibits the contracting of State debt unless the debt is authorized by a law levying an annual tax or taxes sufficient to pay the debt service within 15 years and prohibiting the repeal of the tax or taxes or their use for another purpose until the debt has been paid. The State also enters into lease-purchase agreements, participation interests in which are often sold publicly as individual securities. These obligations are subject to annual appropriation by the General Assembly.

     As of March of 1996, the State's general obligation bonds were rated Aaa by Moody's, AAA by S&P, and AAA by Fitch Investors Service, Inc. ("Fitch"). There can be no assurance that these ratings will continue.

     The Maryland Department of Transportation issues Consolidated Transportation Bonds, which are payable out of specific excise taxes, motor vehicle taxes and corporate income taxes, and from the general revenues of the Department. Issued to finance highway, port, transit, rail or aviation facilities, as of March of 1996, these bonds were rated Aa by Moody's, AA by S&P and AA by Fitch. The Maryland Transportation Authority, a unit of the Department, issues its own revenue bonds for transportation facilities, which are payable from certain highway, bridge and tunnel tolls. These bonds were rated A1 by Moody's and A+ by S&P as of March of 1996. There can be no assurance that these ratings will continue.

     Other State agencies which issue Municipal Obligations include the Maryland Stadium Authority, which has issued bonds payable from sports facility lease revenues and certain lottery revenues, the Maryland Water Quality Financing Administration, which issues bonds to provide loans to local governments for wastewater control projects, the Community Development Administration of the Department of Housing and Community Development, which issues mortgage revenue bonds for housing, the Maryland Environmental Service, which issues bonds secured by the revenues from its various water supply, wastewater treatment and waste management projects, and the various public institutions of higher education in Maryland (which include the University of Maryland System, Morgan State University, Baltimore City Community College and St. Mary's College of Maryland) which issue their own revenue bonds. None of these bonds constitute debts or pledges of the full faith and credit of the State of Maryland. The issuers of these obligations are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of obligations backed by the full faith and credit of the State.

     In addition, the Maryland Health and Higher Educational Facilities Authority and the Maryland Industrial Development Financing Authority issue conduit revenue bonds, the proceeds of which are lent to borrowers eligible under relevant state and federal law. These bonds are payable solely from the loan payments made by borrowers, and their credit quality varies with the financial strengths of the respective borrowers.

     Municipal Obligations of Maryland Local Governments. Maryland has 24 geographical subdivisions, comprised of 23 counties plus the independent City of Baltimore, which functions much like a county. Some of the counties and the City of Baltimore operate pursuant to the provisions of codes of their own adoption, while others operate pursuant to State-approved charters and State statutes. Maryland counties and the City of Baltimore receive most of their revenues from ad valorem taxes on real and personal property, individual income taxes, transfer taxes, miscellaneous taxes and aid from the State. Their expenditures include public safety, public works, health, public welfare, court and correctional services, education and general governmental costs.

     The economic factors affecting the State, as discussed above, also have affected the counties and the City of Baltimore. In addition, reductions in State aid caused by State budget cuts have caused the local governments to trim expenditures and, in some cases, raise taxes.

     According to recent available ratings, general obligation bonds of Montgomery County (abutting Washington, D.C.) are rated Aaa by Moody's and AAA by S&P. Prince George's County, also in the Washington, D.C. suburbs, issues general obligation bonds rated Aa by Moody's and AA- by S&P, while Baltimore County, a separate political subdivision surrounding the City of Baltimore, issues general obligation bonds rated Aaa by Moody's and AAA by S&P. The City of Baltimore's general obligation bonds are rated A1 by Moody's and A by S&P. The other counties in Maryland which are rated by Moody's all have general obligation bond ratings of A or better from Moody's, except for Allegany County, the bonds of which are rated Baa by Moody's. The Washington Suburban Sanitary District, a bi-county agency providing water and sewerage services in Montgomery and Prince George's Counties, issues general obligation bonds rated Aa1 by Moody's and AA by S&P as of March of 1996. Additionally, some of the large municipal corporations in Maryland (such as the cities of Rockville and Annapolis) have issued general obligation bonds. There can be no assurance that these ratings will continue.

     Other Issuers of Maryland Municipal Obligations. Many of Maryland's counties have established subsidiary agencies with bond issuing powers, such as housing authorities, parking revenue authorities and industrial development authorities. In addition, all Maryland municipalities have the authority under State law to issue conduit revenue bonds payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of obligations backed by the full faith and credit of the State.

FACTORS PERTAINING TO MICHIGAN

     As described above, except to the extent the Michigan Fund invests in temporary investments, the Michigan Fund will invest substantially all of its net assets in Michigan Municipal Obligations. The Michigan Fund is therefore susceptible to political, economic or regulatory factors affecting issuers of Michigan Municipal Obligations. The information set forth below is derived from official statements prepared in connection with the issuance of Michigan Municipal Obligations and other sources that are generally available to investors. The information is provided as general information intended to give a recent historical description and is not intended to indicate future or continuing trends in the financial or other positions of The State of Michigan (the "State"). This information has not been independently verified.

     There can be no assurance that current or future statewide or regional economic difficulties, and the resulting impact on state or local government finances generally, will not adversely affect the market value of Michigan Municipal Obligations held in the portfolio of the Michigan Fund or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

     Economy. The principal sectors of the State's economy are manufacturing of durable goods (including automobile and office equipment manufacturing), tourism and agriculture. As reflected in historical employment figures, the State's economy has lessened its dependence upon durable goods manufacturing. In 1960, employment in such industry accounted for 33% of the State's workforce. This figure fell to 17% by 1994. However, manufacturing (including auto-related manufacturing) continues to be an important part of the State's economy. These industries are highly cyclical. This factor could adversely affect the revenue streams of the State and its political subdivisions because of its impact on tax sources, particularly sales taxes, income taxes and single business taxes.

     Historically, the average monthly unemployment rate in the State has been higher than the average figures for the United States. For 1994, however, the average monthly unemployment rate in the State was 5.9% as compared to a national average of 6.1%, and for 1995, the average annual unemployment rate in the State was 5.3% as compared to a national average of 5.6%.

     Budget. The budget of the State is a complete financial plan and encompasses the revenues and expenditures, both operating and capital outlay, of the State's General Fund and special revenue funds. The budget is prepared on a basis consistent with generally accepted accounting principles (GAAP). The State's fiscal year begins on October 1 and ends September 30 of the following year. Under State law, the executive budget recommendations for any fund may not exceed the estimated revenue thereof, and an itemized statement of estimated revenues in each operating fund must be contained in an appropriation bill as passed by the State Legislature, the total of which may not be less than the total of all appropriations made from the fund for that fiscal year. The State Constitution provides that proposed expenditures from and revenues of any fund must be in balance and that any prior year's surplus or deficit in any fund must be included in the succeeding year's budget for that fund.

     The State Constitution limits the amount of total State revenues that may be raised from taxes and other sources. State revenues (excluding federal aid and revenues used for payment of principal of and interest on general obligation bonds) in any fiscal year are limited to a specified percentage of State personal income in the prior calendar year or the average thereof in the prior three calendar years, whichever is greater. The State may raise taxes in excess of the limit in emergency situations.

     The State finances its operations through the State's General Fund and special revenue funds. The General Fund receives revenues of the State that are not specifically required to be included in the special revenue funds. Approximately 59% of General Fund revenues are obtained from the payment of State taxes and approximately 41 percent are obtained from federal and non-tax revenue sources. Tax revenues credited to the General Fund includes the State's personal income tax, single business tax, use tax, and approximately 15% of sales tax collections. In addition the State levies various other taxes. Approximately one-half of total General Fund expenditures have been made by the State's Department of Education and Department of Social Services. Other significant expenditures from the General Fund provide funds for law enforcement, general State government, debt service and capital outlays.

     Despite modest surpluses in the three preceding fiscal years, the State ended fiscal years 1989-90 and 1990-91 with negative balances of $310.3 million and $169.4 million, respectively. This negative balance had been eliminated as of the end of fiscal year 1991-92 which ended September 30, 1992. The State ended fiscal year 1992-93 with a balance of $26 million after transfer of $282.6 million to the Counter-Cyclical Budget and Economic Stabilization Fund described below. The State ended fiscal year 1993- 94 with a $460.2 million surplus which was transferred to the Counter-Cyclical Budget and Economic Stabilization Fund described below. The State's preliminary results for fiscal year 1994-95 indicate an $84.5 million surplus, $56.8 million of which will be transferred to the Counter-Cyclical Budget and Economic Stabilization Fund described below.

     The State budget for the 1995-96 fiscal year, which began on October 1, 1995, was passed by the State Legislature in June 1995. This budget passed by the State Legislature totaled $8,438.6 million from General Fund/general purpose revenues. The Governor vetoed $45.7 million of these appropriations and the Legislature has adopted supplemental appropriations of $30.8 million.

     The State also maintains the Counter-Cyclical Budget and Economic Stabilization Fund ("BSF") which accumulates balances during years of significant economic growth and which may be utilized during periods of budgetary shortfalls. The unreserved balance for the BSF for the 1990-91 fiscal year end was $182.2 million, for the 1991-92 fiscal year end was $20.1 million, for the 1992-93 fiscal year end was $303.4 million and for the 1993-94 fiscal year end was $775.5 million. The accrued balance of the BSF as of September 30, 1995 is estimated to be $1,003.2 million.

     Debt. The State Constitution limits State general obligation debt to (i) short-term debt for State operating purposes which must be repaid in the same fiscal year in which it is issued and which cannot exceed 15% of the undedicated revenues received by the State during the preceding fiscal year, (ii) short and long term debt unlimited in amount for the purpose of making loans to school districts and (iii) long term debt for voter-approved purposes.

     The State has issued and has outstanding general obligation full faith and credit bonds for water resources, environmental protection program, recreation program and school loan program purposes totalling, as of September 30, 1995, approximately $706 million. In November 1988 the State's voters approved the issuance of $800 million of general obligation bonds for environmental protection and recreational purposes; of this amount approximately $275 million remains to be issued. The State issued $900 million in general obligation notes on February 20, 1996 which will mature on September 30, 1996.

     Other Issuers of Michigan Municipal Obligations. There are a number of agencies, instrumentalities and political subdivisions of the State that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from obligations backed by the full faith and credit of the State.

     Ratings. Currently the State's general obligation bonds are rated Aa by Moody's, AA by S&P and AA by Fitch Investors Service, Inc.

     Litigation. The State is a party to various legal proceedings seeking damages or injunctive or other relief. In addition to routine litigation, certain of these proceedings could, if unfavorably resolved from the point of view of the State, substantially affect State programs or finances. These lawsuits involve programs generally in the areas of corrections, tax collection, commerce and budgetary reductions to school districts and governmental units and court funding. The ultimate disposition of these proceedings is not determinable.

     Property Tax and School Finance Reform. The State Constitution limits the extent to which municipalities or political subdivisions may levy taxes upon real and personal property through a process that regulates assessments.

     On August 19, 1993, the Governor signed into law Act 145, Public Acts of Michigan, 1993 ("Act 145"), a measure which would have significantly impacted financing of primary and secondary school operations and which has resulted in additional property tax and school finance reform legislation. Act 145 would have exempted all property in the State of Michigan from millage levied for local and intermediate school districts operating purposes, other than millage levied for community colleges, effective July 1, 1994. In order to replace local property tax revenues lost as a result of Act 145, the State Legislature, in December 1993, enacted several statutes which address property tax and school finance reform.

     The property tax and school finance reform measures included a ballot proposal which was approved by the voters on March 15, 1994. Effective May 1, 1994, the State sales and use tax was increased from 4% to 6%, the State income tax was decreased from 4.6% to 4.4%, the cigarette tax was increased from $.25 to $.75 per pack and an additional tax of 16% of the wholesale price was imposed on certain other tobacco products. A 0.75% real estate transfer tax became effective January 1, 1995. Beginning in 1994, a state property tax of 6 mills began to be imposed on all real and personal property currently subject to the general property tax. The ability of school districts to levy property taxes for school operating purposes has been partially restored. A local school board will, with voter approval, be able to levy up to the lesser of 18 mills or the number of mills levied in 1993 for school operating purposes, on non-homestead property and nonqualified agricultural property. The adopted ballot proposal contained additional provisions regarding the ability of local school districts to levy taxes as well as a limit on assessment increases for each parcel of property, beginning in 1995 to the lesser of 5% or the rate of inflation. When property is subsequently sold, its assessed value will revert to the current assessment level of 50% of true cash value. Under the adopted ballot proposal, much of the additional revenue generated by the new taxes will be dedicated to the State School Aid Fund.

     The adopted ballot proposal contained a system of financing local school operating costs relying upon a foundation allowance amount which may vary by district based upon historical spending levels. State funding will provide each school district an amount generally equal to the difference between its foundation allowance and the amount of revenues it could generate if it levied certain local property taxes at the maximum rate authorized by state law. Local school districts will also be entitled to levy supplemental property taxes to generate additional revenues if their foundation allowance is less than their historical per pupil expenditures. The adopted ballot proposal also contained provisions which allow for the levy of a limited number of enhancement mills on regional and local school district bases.

     The adopted ballot proposal shifts significant portions of the cost of local school operations from local school districts to the State and raises additional State revenues to fund these additional State expenses. These additional revenues will be included within the State's constitutional revenue limitations and may impact the State's ability to raise additional revenues in the future.

FACTORS PERTAINING TO NEW JERSEY

     As described above, except to the extent the New Jersey Fund invests in temporary investments, the New Jersey Fund will invest substantially all of its net assets in New Jersey Municipal Obligations. The New Jersey Fund is therefore susceptible to political, economic or regulatory factors affecting issuers of New Jersey Municipal Obligations. The following information provides only a brief summary of some of the complex factors affecting the financial situation in New Jersey (the "State") and is derived from sources that are generally available to investors and is believed to be accurate. It is based in part on information obtained from various State and local agencies in New Jersey. No independent verification has been made of the accuracy or completeness of any of the following information.

     There can be no assurance that current or future statewide or regional economic difficulties, and the resulting impact on State or local governmental finances generally, will not adversely affect the market value of New Jersey Municipal Obligations held in the portfolio of the New Jersey Fund or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

     The State and Its Economy. The State is the ninth largest state in population and the fifth smallest in land area. With an average of 1,062 people per square mile, it is the most densely populated of all the states. The State's economic base is diversified, consisting of a variety of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture. Historically, New Jersey's average per capita income has been well above the national average, and in 1994 the State ranked second among the states in per capita personal income ($27,742).

     The New Jersey Economic Policy Council, a statutory arm of the New Jersey Department of Commerce and Economic Development, has reported in New Jersey Economic Indicators, a monthly publication of the New Jersey Department of Labor, Division of Labor Market and Demographic Research, that in 1988 and 1989 employment in New Jersey's manufacturing sector failed to benefit from the export boom experienced by many Midwest states and the State's service sectors, which had fueled the State's prosperity since 1982, lost momentum. In the meantime, the prolonged fast growth in the State in the mid 1980s resulted in a tight labor market situation, which has led to relatively high wages and housing prices. This means that, while the incomes of New Jersey residents are relatively high, the State's business sector has become more vulnerable to competitive pressures.

     The onset of the national recession (which officially began in July 1990 according to the National Bureau of Economic Research) caused an acceleration of New Jersey's job losses in construction and manufacturing. In addition, the national recession caused an employment downturn in such previously growing sectors as wholesale trade, retail trade, finance, utilities and trucking and warehousing. Reflecting the downturn, the rate of unemployment in the State rose from a low of 3.6% during the first quarter of 1989 to an estimated 6.6% in April 1996, which is greater than the national average of 5.4% in April 1996.

     Because some sectors will lag due to continued excess capacity, employers even in rebounding sectors can be expected to remain cautious about hiring until they become convinced that improved business will be sustained, and certain firms will continue to merge or downsize to increase profitability. Economic recovery is likely to be slow and uneven in New Jersey, with unemployment receding at a correspondingly slow pace.

     Debt Service. The primary method for State financing of capital projects is through the sale of the general obligation bonds of the State. These bonds are backed by the full faith and credit of the State tax revenues and certain other fees are pledged to meet the principal and interest payments and if provided, redemption premium payments, if any, required to repay the bonds. As of June 30, 1995, there was a total authorized bond indebtedness of approximately $9.48 billion, of which $3.65 billion was issued and outstanding, $4.0 billion was retired (including bonds for which provision for payment has been made through the sale and issuance of refunding bonds) and $1.83 billion was unissued. The debt service obligation for such outstanding indebtedness is $466.3 million for fiscal year 1996.

     New Jersey's Budget and Appropriation System. The State operates on a fiscal year beginning July 1 and ending June 30. At the end of fiscal year 1989, there was a surplus in the State's general fund (the fund into which all State revenues not otherwise restricted by statute are deposited and from which appropriations are made) of $411.2 million. At the end of fiscal year 1990, there was a surplus in the general fund of $1.0 million. At the end of fiscal year 1991, there was a surplus in the general fund of $1.4 million. New Jersey closed its fiscal year 1992 with a surplus in the general fund of $760.8 million, fiscal year 1993 with a surplus of $937.4 million, and fiscal year 1994 with a surplus of $926.0 million. It is estimated that New Jersey closed its fiscal year 1995 with a surplus of $569 million.

     In order to provide additional revenues to balance future budgets, to redistribute school aid and to contain real property taxes, on June 27, 1990, and July 12, 1990, Governor Florio signed into law legislation which was estimated to raise approximately $2.8 billion in additional taxes (consisting of $1.5 billion in sales and use taxes and $1.3 billion in income taxes), the biggest tax hike in New Jersey history. There can be no assurance that receipts and collections of such taxes will meet such estimates.

     The first part of the tax hike took effect on July 1, 1990, with the increase in the State's sales and use tax rate from 6.0% to 7.0% and the elimination of exemptions for certain products and services not previously subject to the tax, such as telephone calls, disposable paper products (which has since been reinstated), soaps and detergents, janitorial services, alcoholic beverages and cigarettes. At the time of enactment, it was projected that these taxes would raise approximately $1.5 billion in additional revenue. Projections and estimates of receipts from sales and use taxes, however, have been subject to variance in recent fiscal years.

     The second part of the tax hike took effect on January 1, 1991, in the form of an increased state income tax on individuals. At the time of enactment, it was projected that this increase would raise approximately $1.3 billion in additional income taxes to fund a new school aid formula, a new homestead rebate program and state assumption of welfare and social services costs. Projections and estimates of receipts from income taxes, however, have also been subject to variance in recent fiscal years. Under the legislation, income tax rates increased from their previous range of 2.0% to 3.5% to a new range of 2.0% to 7.0%, with the higher rates applying to married couples with incomes exceeding $70,000 who file joint returns, and to individuals filing single returns with incomes of more than $35,000.

     The Florio administration had contended that the income tax package would help reduce local property tax increases by providing more state aid to municipalities. Under the income tax legislation the State assumed approximately $289.0 million in social services costs that previously were paid by counties and municipalities and funded by property taxes. In addition, under the new formula for funding school aid, an extra $1.1 billion was proposed to be sent by the State to school districts beginning in 1991, thus reducing the need for property tax increases to support education programs.

     Effective July 1, 1992, the State's sales and use tax rate decreased from 7% to 6%. Effective January 1, 1994, an across-the-board 5% reduction in the income tax rates was enacted and effective January 1, 1995, further reductions ranging from 1% up to 10% in income tax rates took effect.

     On June 30, 1995, Governor Whitman signed the New Jersey Legislature's $16.0 billion budget for fiscal year 1996. The balanced budget, which includes $541 million in surplus, is $300 million more than the 1995 budget. Whether the State can achieve a balanced budget depends on its ability to enact and implement expenditure reductions and to collect estimated tax revenues.

     Litigation. The State is a party in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State arising from alleged torts, alleged breaches of contracts, condemnation proceedings and other alleged violations of State and Federal laws. Included in the State's outstanding litigation are cases challenging the following: the funding of teachers' pension funds, the adequacy of Medicaid reimbursement for hospital services, the hospital assessment authorized by the Health Care Reform Act of 1992, various provisions, and the constitutionality, of the Fair Automobile Insurance Reform Act of 1990, the State's role in a consent order concerning the construction of a resource facility in Passaic County, actions taken by the Bureau of Securities against an individual, the State's actions regarding alleged chromium contamination of State-owned property in Hudson County, the issuance of emergency redirection orders and a draft permit by the Department of Environmental Protection and Energy, refusal of the State to share with Camden County federal funding the State recently received for disproportionate share hospital payments made to county psychiatric facilities, and the constitutionality of annual A-901 hazardous and solid waste licensure renewal fees collected by the Department of Environmental Protection and Energy. Adverse judgments in these and other matters could have the potential for either a significant loss of revenue or a significant unanticipated expenditure by the State.

     At any given time, there are various numbers of claims and cases pending against the State, State agencies and employees seeking recovery of monetary damages that are primarily paid out of the fund created pursuant to the New Jersey Tort Claims Act. In addition, at any given time, there are various numbers of contract claims against the State and State agencies seeking recovery of monetary damages. The State is unable to estimate its exposure for these claims.

     Debt Ratings. For many years prior to 1991, both Moody's and S&P had rated New Jersey general obligation bonds Aaa and AAA, respectively. On July 3, 1991, however, S&P downgraded New Jersey general obligation bonds to AA+. On June 4, 1992, S&P placed New Jersey general obligation bonds on CreditWatch with negative implications, citing as its principal reason for its caution the denial by the federal government of New Jersey's request for $450 million in retroactive Medicaid payments for psychiatric hospitals. These funds were critical to closing a $1 billion gap in the State's $15 billion budget for fiscal year 1992 which ended on June 30, 1992. Under New Jersey state law, the gap in the budget must be closed before the new budget year began on July 1, 1992. S&P suggested the State could close fiscal year 1992's budget gap and help fill fiscal year 1993's hole by a reversion of $700 million of pension contributions to its general fund under a proposal to change the way the State calculates its pension liability.

     On July 6, 1992, S&P reaffirmed its AA+ rating for New Jersey general obligation bonds and removed the debt from its CreditWatch list, although it stated that New Jersey's long-term financial outlook was negative. S&P was concerned that the State was entering fiscal year 1993 with only a $26 million surplus and remained concerned about whether the State economy would recover quickly enough to meet lawmakers' revenue projections. It also remained concerned about the recent federal ruling leaving in doubt how much the State was due in retroactive Medicaid reimbursements and a ruling by a federal judge, now on appeal, of the State's method for paying for uninsured hospital patients. However, on July 27, 1994, S&P announced that it was changing the State's outlook from negative to stable due to a brightening of the State's prospects as a result of Governor Whitman's effort to trim spending and cut taxes, coupled with an improving economy. S&P reaffirmed its AA+ rating at the same time.

     On August 24, 1992, Moody's downgraded New Jersey general obligation bonds to Aa1, stating that the reduction reflected a developing pattern of reliance on nonrecurring measures to achieve budgetary balance, four years of financial operations marked by revenue shortfalls and operating deficits, and the likelihood that serious financial pressures would persist. On August 5, 1994, Moody's reaffirmed its Aa1 rating, citing on the positive side New Jersey's broad-based economy, high income levels, history of maintaining a positive financial position and moderate (albeit rising) debt ratios, and, on the negative side, a continued reliance on one-time revenues and a dependence on pension-related savings to achieve budgetary balance.

     There can be no assurance that these ratings will continue.

     Other Issuers of New Jersey Municipal Obligations. There are a number of state agencies, instrumentalities and political subdivisions of the State that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of obligations backed by the full faith and credit of the State.

FACTORS PERTAINING TO PENNSYLVANIA

     As described above, except to the extent the Pennsylvania Fund invests in temporary investments, the Pennsylvania Fund will invest substantially all of its net assets in Pennsylvania Municipal Obligations. The Pennsylvania Fund is therefore susceptible to political, economic or regulatory factors affecting issuers of Pennsylvania Municipal Obligations. Without intending to be complete, the following briefly summarizes some of these difficulties and the current financial situation, as well as some of the complex factors affecting the financial situation in the Commonwealth of Pennsylvania (the "Commonwealth" or "Pennsylvania"). It is derived from sources that are generally available to investors and is based in part on information obtained from various agencies in the Commonwealth. No independent verification has been made of the accuracy or completeness of the following information.

     Prospective investors should consider the financial difficulties and pressures which the Commonwealth and certain of its municipal subdivisions have undergone. Both the Commonwealth and the City of Philadelphia have historically experienced significant revenue shortfalls. There can be no assurance that current or future statewide or regional economic difficulties, and the resulting impact on State or local governmental finances generally, will not adversely affect the market value of Pennsylvania Municipal Obligations held in the portfolio of the Pennsylvania Fund or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

     State Economy. Pennsylvania has been historically identified as a heavy-industry state although that reputation has changed recently as the industrial composition of the Commonwealth diversified when the coal, steel and railroad industries began to decline. The major new sources of growth in Pennsylvania are in the service sector, including trade, medical and the health services, education and financial institutions. Pennsylvania's agricultural industries are also an important component of the Commonwealth's economic structure, accounting for more than $3.6 billion in crop and livestock products annually while agribusiness and food related industries support $39 billion in economic activity annually.

     Employment within the Commonwealth increased steadily from 1984 to 1990. From 1991 to 1994, employment in the Commonwealth declined 1.2%. The change in employment experienced in the Commonwealth during such periods is comparable to the change in employment in the Middle Atlantic region of the United States. Non-manufacturing employment in the Commonwealth has increased steadily since 1980 to its 1994 level of 82.0% of total Commonwealth employment. Manufacturing, which contributed 18.0% of 1994 non-agricultural employment, has fallen behind both the services sector and the trade sector as the largest single source of employment within the Commonwealth. In 1994, the services sector accounted for 29.9% of all non-agricultural employment in the Commonwealth while the trade sector accounted for 22.9%.

     The Commonwealth recently experienced a slowdown in its economy. Moreover, economic strengths and weaknesses vary in different parts of the Commonwealth. In general, heavy industry and manufacturing have been facing increasing competition from foreign producers. During 1995, the annual average unemployment rate in Pennsylvania was 5.9% compared to 5.6% for the United States. For January 1996 the unadjusted unemployment rate was 6.7% in the Commonwealth and 6.3% in the United States, while the seasonally adjusted unemployment rate for the Commonwealth was 6.1% and for the United States was 5.8%.

     State Budget. The Commonwealth operates under an annual budget that is formulated and submitted for legislative approval by the Governor each February. The Pennsylvania Constitution requires that the Governor's budget proposal consist of three parts: (i) a balanced operating budget setting forth proposed expenditures and estimated revenues from all sources and, if estimated revenues and available surplus are less than proposed expenditures, recommending specific additional sources of revenue sufficient to pay the deficiency; (ii) a capital budget setting forth proposed expenditures to be financed from the proceeds of obligations of the Commonwealth or its agencies or from operating funds; and
(iii) a financial plan for not less than the succeeding five fiscal years, including for each year projected operating expenditures and estimated revenues and projected expenditures for capital projects. The General Assembly may add, change or delete any items in the budget prepared by the Governor, but the Governor retains veto power over the individual appropriations passed by the legislature. The Commonwealth's fiscal year begins on July 1 and ends on June 30.

     All funds received by the Commonwealth are subject to appropriation in specific amounts by the General Assembly or by executive authorization by the Governor. Total appropriations enacted by the General Assembly may not exceed the ensuing year's estimated revenues, plus (less) the unappropriated fund balance (deficit) of the preceding year, except for constitutionally authorized debt service payments. Appropriations from the principal operating funds of the Commonwealth (the General Fund, the Motor License Fund and the State Lottery
Fund) are generally made for one fiscal year and are returned to the unappropriated surplus of the fund if not spent or encumbered by the end of the fiscal year. The Constitution specifies that a surplus of operating funds at the end of a fiscal year must be appropriated for the ensuing year.

     Pennsylvania uses the "fund" method of accounting for receipts and disbursements. In the Commonwealth, over 150 funds have been established by legislative enactment or in certain cases by administrative action for the purpose of recording the receipt and disbursement of monies received by the Commonwealth. Annual budgets are adopted each fiscal year for the principal operating funds of the Commonwealth and several other special revenue funds. Expenditures and encumbrances against these funds may only be made pursuant to appropriation measures enacted by the General Assembly and approved by the Governor. The General Fund, the Commonwealth's largest fund, receives all tax revenues, non-tax revenues and federal grants and entitlements that are not specified by law to be deposited elsewhere. The majority of the Commonwealth's operating and administrative expenses are payable from the General Fund. Debt service on all bond indebtedness of the Commonwealth, except that issued for highway purposes or for the benefit of other special revenue funds, is payable from the General Fund.

     Financial information for the principal operating funds of the Commonwealth are maintained on a budgetary basis of accounting, which is used for the purpose of ensuring compliance with the enacted operating budget. The Commonwealth also prepares annual financial statements in accordance with generally accepted accounting principles ("GAAP"). Budgetary basis financial reports are based on a modified cash basis of accounting as opposed to a modified accrual basis of accounting prescribed by GAAP. Financial information is adjusted at fiscal year-end to reflect appropriate accruals for financial reporting in conformity with GAAP.

     Recent Financial Results. From fiscal 1984, when the Commonwealth first prepared its financial statements on a GAAP basis, through fiscal 1989, the Commonwealth reported a positive unreserved-undesignated fund balance for its governmental fund types at each fiscal year end. Slowing economic growth during 1990, leading to a national economic recession beginning in fiscal 1991, reduced revenue growth and increased costs of certain governmental programs and contributed to negative unreserved-undesignated fund balances at the end of the 1990 and 1991 fiscal years. The negative unreserved-undesignated fund balance was due largely to operating deficits in the General Fund and the State Lottery Fund during those fiscal years. Actions taken during fiscal 1992 to bring the General Fund back into balance, including tax increases and expenditure restraints, resulted in a $1.1 billion reduction to the unreserved-undesignated fund deficit for combined governmental fund types and a return to a positive fund balance. Financial performance continued to improve during the 1993 and 1994 fiscal years. The fund balance for the governmental fund types increased from $1,692.8 million on June 30, 1993, as restated, to $1,982.0 million on June 30, 1994, an increase of $289.2 million. An unreserved-undesignated fund balance of $334.7 million was recorded for fiscal 1994 year end.

     The Commonwealth experienced a $454 million General Fund deficit as of the end of its 1991 fiscal year. The deficit reflected higher than budgeted expenditures, below-estimate economic activity and growth rates of economic indicators and total tax revenue shortfalls below those assumed in the enacted budget. Rising demands on state programs caused by the economic recession, particularly for medical assistance and cash assistance programs, and the increased costs of special education programs and correction facilities and programs, contributed to increased expenditures in fiscal 1991, while tax revenues for the 1991 fiscal year were severely affected by the economic recession. Total corporation tax receipts and sales and use tax receipts during fiscal 1991 were, respectively, 7.3 percent and 0.9 percent below amounts collected during fiscal 1990. Personal income tax receipts also were affected by the recession but not to the extent of the other major General Fund taxes, increasing only 2.0 percent over fiscal 1990 collections. A number of actions were taken throughout the fiscal year by the Commonwealth to mitigate the effects of the recession on budget revenues and expenditures. The Commonwealth initiated a number of cost-saving measures, including the firing of 2,000 state employees, deferral of paychecks and reduction of funds to state universities, which resulted in approximately $871 million cost savings.

     Actions taken during fiscal 1992 to bring the General Fund budget back into balance, including tax increases and expenditure restraints, resulted in a $1.1 billion reduction for the unreserved-undesignated fund deficit for combined governmental fund types and a return to a positive fund balance. Total general fund revenues for fiscal 1992 were $14,516.8 million which is approximately 22 percent higher than fiscal 1991 revenues of $11,877.3 million due in large part to tax increases. The increased revenues funded substantial increases in education, social services and corrections programs. As a result of the tax increases and certain appropriation lapses, fiscal 1992 ended with an $8.8 million surplus after having started the year with an unappropriated balance deficit of $454 million.

     Fiscal 1993 closed with revenues higher than anticipated and expenditures approximately as projected, resulting in an ending unappropriated balance surplus of $242.3 million. A deduction in the personal income tax rate in July 1992 and the one-time receipt of revenues from retroactive corporate tax increases in fiscal 1992 were responsible, in part, for the low growth in fiscal 1993.

     Financial performance continued to improve during fiscal 1994. Commonwealth revenues during the 1994 fiscal year totaled $15,210.7 million, $38.6 million above the fiscal year estimate, and 3.9 percent over Commonwealth revenues during the 1993 fiscal year. The sales tax was an important contributor to the higher than estimated revenues. The strength of collections from the sales tax offset the lower than budgeted performance of the personal income tax that ended the 1994 fiscal year $74.4 million below estimate. The shortfall in the personal income tax was largely due to shortfalls in income not subject to withholding such as interest, dividends and other income. Expenditures, excluding pooled financing expenditures and net of all fiscal 1994 appropriation lapses, totaled

$14,934.4 million representing a 7.2 percent increase over fiscal 1993 expenditures. Medical assistance and prisons spending contributed to the rate of spending growth for the 1994 fiscal year. The Commonwealth maintained an operating balance on a budgetary basis for fiscal 1994 producing a fiscal year ending unappropriated surplus of $335.8 million.

     Commonwealth revenues for the 1995 fiscal year were above estimate and exceeded fiscal year expenditures and encumbrances. Fiscal 1995 was the fourth consecutive fiscal year the Commonwealth reported an increase in the fiscal year-end unappropriated balance. Prior to reserves for transfer to the Tax Stabilization Reserve Fund, the fiscal 1995 closing unappropriated surplus was $540.0 million, an increase of $204.2 million over the fiscal 1994 closing unappropriated surplus prior to transfers. Commonwealth revenues during the 1995 fiscal year were $459.4 million, 2.9 percent, above the estimate of revenues used at the time the 1995 fiscal year budget was enacted. Corporation taxes contributed $329.4 million of the additional receipts largely due to higher receipts from the corporate net income tax. Fiscal 1995 revenues from the corporate net income tax were 22.6 percent over collections in fiscal 1994 and include the effects of the reduction of the tax rate from 12.25 percent to 11.99 percent that became effective with tax years beginning on and after January 1, 1994. The sales and use tax and miscellaneous revenues also showed strong year-over-year growth that produced above-estimate revenue collections. Sales and use tax revenues were $5,526.9 million, $128.8 million above the enacted budget estimate and 7.9 percent over fiscal 1994 collections. Tax receipts from both motor vehicle and non-motor vehicle sales contributed to the higher collections. Miscellaneous revenue collections for fiscal 1995 were $183.5 million, $44.9 million above estimate and were largely due to additional investment earnings, escheat revenues and other miscellaneous revenues.

     Fiscal 1996 Budget. On June 30, 1995, the Governor signed a $16.2 billion general fund budget, an increase of approximately 2.7 percent over the total appropriations from Commonwealth revenues in the fiscal 1995 budget. The appropriations increase for fiscal 1996 is one of the lowest rates in recent years. Areas receiving the largest budgetary increases are medical assistance and basic education. In addition, the budget accelerated corporate net income tax rate reductions eliminated the inheritance tax paid by a surviving spouse on jointly owned property, and made other business tax reductions.

     Fiscal 1997 Budget. On February 6, 1996, the Governor submitted to the General Assembly his fiscal 1997 budget that proposes $31.761 billion in total spending including a $16.19 billion General Fund budget, a 0.2% decrease from the fiscal 1996 budget. The proposed fiscal 1997 budget represents the first time since 1970 that a Pennsylvania Governor has proposed a budget with less spending than the prior year. The proposed fiscal 1997 budget contains modest business tax reductions.

     Debt Limits and Outstanding Debt. The Constitution of Pennsylvania permits the issuance of the following types of debt: (i) debt to suppress insurrection or rehabilitate areas affected by disaster; (ii) electorate approved debt; (iii) debt for capital projects subject to an aggregate outstanding debt limit of 1.75 times the annual average tax revenues of the preceding five fiscal years; and
(iv) tax anticipation notes payable in the fiscal year of issuance.

     Under the Pennsylvania Fiscal Code, the Auditor General is required annually to certify to the Governor and the General Assembly certain information regarding the Commonwealth's indebtedness. According to the February 29, 1996 Auditor General certificate, the average annual tax revenues deposited in all funds in the five fiscal years ended June 30, 1995 was approximately $17.7 billion, and, therefore, the net debt limitation for the 1996 fiscal year is $30.9 billion. Outstanding net debt totaled $3.9 billion at June 30, 1995, approximately equal to the net debt at June 30, 1994. At February 29, 1996, the amount of debt authorized to be issued, but not yet incurred was $16.5 billion.

     Outstanding general obligation debt totaled $5,045.4 million at June 30, 1995, a decrease of $30.4 million from June 30, 1994. Over the ten-year period ending June 30, 1995, total outstanding general obligation debt increased at an annual rate of 1.1 percent. Within the most recent five-year period, outstanding general obligation debt has grown at an annual rate of 1.7 percent.

     Debt Ratings. All outstanding general obligation bonds of the Commonwealth are rated AA- by S&P and A1 by Moody's.

     City of Philadelphia. The City of Philadelphia is the largest city in the Commonwealth with an estimated population of 1,585,577, according to the 1990 census. Philadelphia experienced a series of general fund deficits for fiscal years 1988 through 1992 which have culminated in the City's present serious financial difficulties. In its 1992 Comprehensive Annual Financial Report, the City reported a cumulative general fund deficit of $71.4 million for fiscal year 1992.

     In June 1991, the Pennsylvania legislature established the Pennsylvania Intergovernmental Cooperation Authority ("PICA"), a five-member board to assist Philadelphia in remedying fiscal emergencies. PICA is designed to provide assistance through the issuance of funding debt and to make factual findings and recommendations to Philadelphia concerning its budgetary and fiscal affairs. The legislation empowers PICA to issue notes and bonds on behalf of Philadelphia, and also authorizes Philadelphia to levy a one-percent sales tax, the proceeds of which would be used to pay off the bonds. In return for PICA's fiscal assistance, Philadelphia is required, among other things, to establish five-year financial plans that include balanced annual budgets. Under the legislation, if Philadelphia does not comply with such requirements, PICA may withhold bond revenues and certain state funding. At this time, the City is operating under a five-year fiscal plan approved by PICA on April 17, 1995. Technical modifications were made to that plan as of July 12, 1995 and the revised plan, incorporating such technical modifications, was approved by PICA on July 18, 1995. As of November 15, 1995, PICA has issued approximately $1,418.7 million of its Special Tax Revenue Bonds.

     No further PICA bonds are to be issued by PICA for the purpose of financing a capital project or deficit as the authority for such bond sales expired on December 31, 1994. PICA's authority to issue debt for the purpose of financing a cash flow deficit expires on December 31, 1996. Its ability to refund existing outstanding debt is unrestricted.

     In January 1993, Philadelphia anticipated a cumulative general fund budget deficit of $57 million for the 1993 fiscal year. In response to the anticipated deficit, the Mayor unveiled a financial plan eliminating the budget deficit for the 1993 budget year through significant service cuts that included a plan to privatize certain city-provided services. Due to an upsurge in tax receipts, cost-cutting and additional PICA borrowings, Philadelphia completed the 1993 fiscal year with a balanced general fund budget. The audit findings for fiscal year 1993 show a cumulative general fund surplus of approximately $3 million for the fiscal year ended June 30, 1993.

     In January 1994, the Mayor proposed a $2.3 billion city general fund budget that included no tax increases, no significant service cuts and a series of modest health and welfare program increases. At that time, the Mayor also unveiled a $2.2 billion program (the "Philadelphia Economic Stimulus Program") designed to stimulate Philadelphia's economy and stop the loss of 1,000 jobs a month. In its 1994 Comprehensive Annual Financial Report, Philadelphia reported a cumulative general fund surplus of approximately $15.4 million for the fiscal year ended June 30, 1994, up from approximately $3 million as of June 30, 1993. Philadelphia's preliminary unaudited General Fund financial statements at June 30, 1995 project a surplus approximating $59.6 million.

     S&P's rating on Philadelphia's general obligation bonds is BBB-. Moody's rating is currently Baa.

     Litigation. The Commonwealth is a party to numerous lawsuits in which an adverse final decision could materially affect the Commonwealth's governmental operations and consequently its ability to pay debt service on its obligations. The Commonwealth also faces tort claims made possible by the limited waiver of sovereign immunity effected by Act 152, approved September 28, 1978, as amended. Under Act 152, damages for any loss are limited to $250,000 per person and $1 million for each accident.

     Other Issuers of Pennsylvania Municipal Obligations. There are a number of state agencies, instrumentalities and political subdivisions of the Commonwealth that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of obligations backed by the full faith and credit of the Commonwealth.

FACTORS PERTAINING TO VIRGINIA

     As described above, except to the extent the Virginia Fund invests in temporary investments, the Virginia Fund will invest substantially all of its net assets in Virginia Municipal Obligations. The Virginia Fund is therefore susceptible to political, economic or regulatory factors affecting issuers of Virginia Municipal Obligations. Without intending to be complete, the following briefly summarizes some of these difficulties and the current financial situation, as well as some of the complex factors affecting the financial situation, in the Commonwealth of Virginia (the "Commonwealth" or "Virginia"). It is derived from sources that are generally available to investors and is based in part on information obtained from various agencies in Virginia. No independent verification has been made of the accuracy or completeness of the following information.

     There can be no assurance that current or future statewide or regional economic difficulties, and the resulting impact on State or local governmental finances generally, will not adversely affect the market value of Virginia Municipal Obligations held in the portfolio of the Virginia Fund or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

     The Commonwealth's financial condition is supported by a broad-based economy, including manufacturing, tourism, agriculture, ports, mining and fisheries. Manufacturing continues to be a major source of employment, ranking behind only services, wholesale and retail trade, and government (federal, state and local). Defense activity is an important component of Virginia's economy. The Commonwealth accounted for 9.6 percent of all military and civilian U.S. Department of Defense (DOD) employees and ranked first in per capita defense spending in federal fiscal year 1994, while ranking second in total defense spending. Northern Virginia and the Hampton Roads area accounted for 91.5 percent of DOD employment in Virginia in 1994. However, for federal fiscal year 1994, total DOD employment in Virginia decreased 2.2 percent from the previous year and can be expected to continue to decline as previously announced base closures are implemented and the military downsizes.

     Economic growth continued in fiscal year 1995, mimicking neither the boom of the late 1980's nor the 1990-1991 recession. Personal income continued to rise in real terms during the first three quarters of the fiscal year but at only 1.1 percent in the first quarter of calendar year 1995. Employment continued to give brighter news and unemployment dropped to 4.7 percent compared to the national rate of 5.7 percent. While recent decisions by large private firms to locate or expand in Virginia provide encouragement, additional company downsizings and defense cutbacks have now been joined by the prospect of major cuts in federal employment as threats to the Commonwealth's economic health.

     Personal income figures for Virginia have generally followed national trends. Changes in the Commonwealth personal income were generally higher than the U.S. figures in the 1980's. Since then, the Commonwealth and the nation have grown at similar rates. Virginia's per capita income of $22,501 for 1994 was 104 percent of the national figure, as in the previous two years. At 106 percent of the South Atlantic region's per capita income for both 1993 and 1994, the ratio remains lower than at any other time since 1980.

     Virginia's nonagricultural employment has also reflected that of the national economy. For fiscal year 1994 Virginia's nonagricultural employment rose 2.3 percent, as did U.S. employment; however, the rate of growth was less than the Commonwealth's 2.9 percent rate for the previous year. Total nonagricultural employment for Virginia in June 1995 was a record high. During the 1980's, the Commonwealth growth rate outpaced the nation, but since then it has been close to the national average. The South Atlantic region continued to outpace Virginia in growth of nonagricultural employment and seemed to be widening the gap.

     The unemployment picture brightened in Virginia in fiscal year 1995. For the first 10 months of 1994, Virginia's unemployment rate of 5 percent was 21 percent below the national average of 6.3 percent. Virginia's unemployment rate has typically been one of the lowest in the nation, largely as a result of the balance found in Virginia's economy, and has remained consistently below the national rate. Rates of unemployment in excess of 9 percent were found in southwest Virginia where mining jobs have been lost and the lowest unemployment rates were seen in the Northern Virginia, Charlottesville and Richmond areas at under 4 percent.

     Employment trends in Virginia have varied from sector to sector. The growth patterns were similar to those in fiscal year 1994. Employment grew in seven of ten sectors. This past fiscal year's growth was led by a 6.3 percent employment jump in the construction sector and 5.4 percent in services. Federal civilian employment slipped 2.3 percent, the result of continued defense cutbacks and an effort to downsize. The drop in mining employment accelerated to 9.8 percent from 7.7 percent in the previous year. Manufacturing has lost 25,100 jobs during the five-year period beginning in 1991, emphasizing dramatic evidence of the shift to a service economy from a goods-producing one. Employment trends also varied among regions. All of the Commonwealth's metropolitan statistical areas showed increased employment from fiscal year 1994 to fiscal year 1995, ranging from .7 percent to 4.3 percent, with most employment increases being experienced in metropolitan areas.

     While Virginia has nearly completed an economic recovery from the 1990-91 recession, its period of eclipsing national and South Atlantic regional economic outcomes may be over. In both measures of income and particularly of employment the South Atlantic region seems to be gaining. Virginia continues to lead the U.S. as a whole in per capita income but no longer exceeds the nation in year-to-year changes in income and level of employment. The implementation of announced defense cutbacks, the duration of the period of economic growth, and the impact of potential cuts in federal spending are continuing sources of concern. Dependence of Virginia's international trade upon tobacco exports is worrisome for the long term. Growing interest in Virginia by major corporations as a site for new facilities is the brightest hope for the future of the state economy.

     The Commonwealth of Virginia has historically operated on a fiscally conservative basis and is required by its Constitution to have a balanced biennial budget. At the end of the June 30, 1995 fiscal year, the General Fund had an ending fund balance, computed on a budgetary cash basis, of $350.7 million, of which $151.6 million was in required reserves. $199.1 million of the general fund balance was designated for expenditure during the next fiscal year, leaving no undesignated, unreserved fund balance. This is the first year since fiscal year 1991 that there has not been an undesignated fund balance at year end. Computed on a modified accrual basis in accordance with generally accepted accounting principles, the General Fund balance at the end of the fiscal year ended June 30, 1995, was negative $86.4 million, compared with a General Fund balance of $185.3 million at the end of the fiscal year ended June 30, 1994. The fiscal year 1995 deficit in the General Fund is the result of a settlement and subsequent ruling by the Virginia Supreme Court in the case of Harper v. Department of Taxation relating to the tax treatment of federal retirees' benefits.

     As of June 30, 1995, total debt of the Commonwealth aggregated $9.3 billion. Of that amount, $2.7 billion was tax-supported. Outstanding general obligation debt backed by the full faith and credit of the Commonwealth was $963 million at June 30, 1995. Of that amount, $524 million was also secured by revenue producing capital projects.

     The Virginia Constitution contains limits on the amount of general obligation bonds which the Commonwealth can issue. These limits are substantially in excess of current levels of outstanding bonds, and at June 30, 1995 would permit an additional total of approximately $6.0 billion of bonds secured by revenue-producing projects and approximately $6.1 billion of unsecured general obligation bonds for capital projects, with not more than approximately $1.0 billion of the latter to be issued in any four-year period. Bonds which are not secured by revenue-producing projects must be approved in a state-wide election.

     The Commonwealth of Virginia maintains a AAA bond rating from Standard & Poor's Corporation, Moody's Investors Service and Fitch Investors Service on its general obligation indebtedness, reflecting in part its sound fiscal management, diversified economic base and low debt ratios. There can be no assurances that these conditions will continue. Nor are these same conditions necessarily applicable to securities which are not general obligations of the Commonwealth. Securities issued by specific municipalities, governmental authorities or similar issuers may be subject to economic risks or uncertainties peculiar to the issuers of such securities or the sources from which they are to be paid, and the credit quality of the securities issued by them may vary considerably from the credit quality of obligations backed by the full faith and credit of the Commonwealth.

CONSIDERATIONS RELATING TO FINANCIAL FUTURES AND OPTION CONTRACTS

     As described in the Prospectus, each of the Funds may purchase and sell financial futures contracts, options on financial futures or related options for the purpose of hedging its portfolio securities against declines in the value of such securities, and to hedge against increases in the cost of securities the Fund intends to purchase. To accomplish such hedging, a Fund may take an investment position in a futures contract or in an option which is expected to move in the opposite direction from the position being hedged. Futures or options utilized for hedging purposes would either be based on an index of long-term Municipal Obligations (i.e., those with remaining maturities averaging 20-30 years) or relate to debt securities whose prices are anticipated by Nuveen Advisory to correlate with the prices of the Municipal Obligations owned by a Fund. The sale of financial futures or the purchase of put options on financial futures or on debt securities or indexes is a means of hedging against the risk that the value of securities owned by a Fund may decline on account of an increase in interest rates, and the purchase of financial futures or of call options on financial futures or on debt securities or indexes is a means of hedging against increases in the cost of the securities a Fund intends to purchase as a result of a decline in interest rates. Writing a call option on a futures contract or on debt securities or indexes may serve as a hedge against a modest decline in prices of Municipal Obligations held in a Fund's portfolio, and writing a put option on a futures contract or on debt securities or indexes may serve as a partial hedge against an increase in the value of Municipal Obligations a Fund intends to acquire. The writing of such options provides a hedge to the extent of the premium received in the writing transaction. Regulations of the Commodity Futures Trading Commission ("CFTC") applicable to the Funds require that transactions in futures and options on futures be engaged in only for bona-fide hedging purposes, and that no such transactions may be entered into by a Fund if the aggregate initial margin deposits and premiums paid by that Fund exceeds 5% of the market value of the Fund's assets. A Fund will not purchase futures unless it has segregated cash, government securities or high grade liquid debt equal to the contract price of the futures less any margin on deposit, or unless the long futures position is covered by the sale of a put option. A Fund will not sell futures unless the Fund owns the instruments underlying the futures or owns options on such instruments or owns a portfolio whose market price may be expected to move in tandem with the market price of the instruments or index underlying the futures. In addition, each Fund is subject to the tax requirement that less than 30% of its gross income may be derived from the sale or disposition of securities held for less than three months. With respect to its engaging in transactions involving the purchase or writing of put and call options on debt securities or indexes, a Fund will not purchase such options if more than 5% of its assets would be invested in the premiums for such options, and it will only write "covered" or "secured" options, wherein the securities or cash required to be delivered upon exercise are held by a

Fund, with such cash being maintained in a segregated account. These requirements and limitations may limit a Fund's ability to engage in hedging transactions.

     Description of Financial Futures and Options. A futures contract is a contract between a seller and a buyer for the sale and purchase of specified property at a specified future date for a specified price. An option is a contract that gives the holder of the option the right, but not the obligation, to buy (in the case of a call option) specified property from, or to sell (in the case of a put option) specified property to, the writer of the option for a specified price during a specified period prior to the option's expiration. Financial futures contracts and options cover specified debt securities (such as U.S. Treasury securities) or indexes designed to correlate with price movements in certain categories of debt securities. At least one exchange trades futures contracts on an index designed to correlate with the long-term municipal bond market. Financial futures contracts and options on financial futures contracts are traded on exchanges regulated by the CFTC. Options on certain financial instruments and financial indexes are traded in securities markets regulated by the Securities and Exchange Commission. Although futures contracts and options on specified financial instruments call for settlement by delivery of the financial instruments covered by the contracts, in most cases positions in these contracts are closed out in cash by entering into offsetting, liquidating or closing transactions. Index futures and options are designed for cash settlement only.

     Risks of Futures and Options Transactions. There are risks associated with the use of futures contracts and options for hedging purposes. Investment in futures contracts and options involves the risk of imperfect correlation between movements in the price of the futures contract and options and the price of the security being hedged. The hedge will not be fully effective where there is imperfect correlation between the movements in the two financial instruments. For example, if the price of the futures contract moves more than the price of the hedged security, a Fund will experience either a loss or gain on the future which is not completely offset by movements in the price of the hedged securities. Further, even where perfect correlation between the price movements does occur, a Fund will sustain a loss at least equal to the commissions on the financial futures transaction. To compensate for imperfect corrections, the Funds may purchase or sell futures contracts in a greater dollar amount than the hedged securities if the volatility of the hedged securities is historically greater than the volatility of the futures contracts. Conversely, the Funds may purchase or sell fewer futures contracts if the volatility of the price of the hedged securities is historically less than that of the futures contracts.

     Because of low initial margin deposits made upon the opening of a futures position, futures transactions involve substantial leverage. As a result, relatively small movements in the price of the futures contract can result in substantial unrealized gains or losses. Because the Funds will engage in the purchase and sale of financial futures contracts solely for hedging purposes, however, any losses incurred in connection therewith should, if the hedging strategy is successful, be offset in whole or in part by increases in the value of securities held by the Funds or decreases in the price of securities the Funds intend to acquire.

     The Funds expect to liquidate a majority of the financial futures contracts they enter into through offsetting transactions on the applicable contract market. There can be no assurance, however, that a liquid secondary market will exist for any particular futures contract at any specific time. Thus, it may not be possible to close a futures position. In the event of adverse price movements, the Funds would continue to be required to make daily cash payments of variation margin. In such situations, if a Fund has sufficient cash, it may be required to sell portfolio securities to meet daily variation margin requirements at a time when it may be disadvantageous to do so. The inability to close out futures positions also could have an adverse impact on a Fund's ability to hedge its portfolio effectively and may expose the Fund to risk of loss. The Funds will enter into a futures position only if, in the judgment of Nuveen Advisory, there appears to be an actively traded secondary market for such futures contracts.

     The liquidity of a secondary market in a futures contract may be adversely affected by "daily price fluctuation limits" established by commodity exchanges which limit the amount of fluctuation in a futures contract price during a single trading day. Once the daily limit has been reached in the contract, no trades may be entered into at a price beyond the limit, thus preventing the liquidation of open futures positions. Prices have in the past moved the daily limit on a number of consecutive trading days.

     The successful use of transactions in futures also depends on the ability of Nuveen Advisory to forecast the direction and extent of interest rate movements within a given time frame. To the extent these prices remain stable during the period in which a futures contract is held by a Fund or moves in a direction opposite to that anticipated, the Fund may realize a loss on the hedging transaction which is not fully or partially offset by an increase in the value of portfolio securities. As a result, the Fund's total return for such period may be less than if it had not engaged in the hedging transaction.

     The ability of each of the Funds to engage in transactions in futures contracts may be limited by the tax requirement that it have less than 30% of its gross income derived from the sale or other disposition of stock or securities held for less than three months. Gain from transactions in futures contracts will be taxable to a Fund's shareholders partially as short-term and partially as long-term capital gain.

TEMPORARY INVESTMENTS

     The Prospectus discusses briefly the ability of each Fund to invest a portion of its assets in federally tax-exempt or taxable "temporary investments." Temporary investments will not exceed 20% of any Fund's assets except when made for defensive purposes. The Funds will invest only in taxable temporary investments that are either U.S. Government securities or are rated within the highest grade by Moody's or S&P, and mature within one year from the date of purchase or carry a variable or floating rate of interest.

     The Funds may invest in the following federally tax-exempt temporary investments:

     Bond Anticipation Notes (BANs) are usually general obligations of state and local governmental issuers which are sold to obtain interim financing for projects that will eventually be funded through the sale of long-term debt obligations or bonds. The ability of an issuer to meet its obligations on its BANs is primarily dependent on the issuer's access to the long-term municipal bond market and the likelihood that the proceeds of such bond sales will be used to pay the principal and interest on the BANs.

     Tax Anticipation Notes (TANs) are issued by state and local governments to finance the current operations of such governments. Repayment is generally to be derived from specific future tax revenues. Tax anticipation notes are usually general obligations of the issuer. A weakness in an issuer's capacity to raise taxes due to, among other things, a decline in its tax base or a rise in delinquencies, could adversely affect the issuer's ability to meet its obligations on outstanding TANs.

     Revenue Anticipation Notes (RANs) are issued by governments or governmental bodies with the expectation that future revenues from a designated source will be used to repay the notes. In general, they also constitute general obligations of the issuer. A decline in the receipt of projected revenues, such as anticipated revenues from another level of government, could adversely affect an issuer's ability to meet its obligations on outstanding RANs. In addition, the possibility that the revenues would, when received, be used to meet other obligations could affect the ability of the issuer to pay the principal and interest on RANs.

     Construction Loan Notes are issued to provide construction financing for specific projects. Frequently, these notes are redeemed with funds obtained from the Federal Housing Administration.

     Bank Notes are notes issued by local government bodies and agencies as those described above to commercial banks as evidence of borrowings. The purposes for which the notes are issued are varied but they are frequently issued to meet short-term working capital or capital-project needs. These notes may have risks similar to the risks associated with TANs and RANs.

     Tax-Exempt Commercial Paper (Municipal Paper) represents very short-term unsecured, negotiable promissory notes, issued by states, municipalities and their agencies. Payment of principal and interest on issues of municipal paper may be made from various sources, to the extent the funds are available therefrom. Maturities of municipal paper generally will be shorter than the maturities of TANs, BANs or RANs. There is a limited secondary market for issues of municipal paper.

     While these various types of notes as a group represent the major portion of the tax-exempt note market, other types of notes are occasionally available in the marketplace and each Fund may invest in such other types of notes to the extent permitted under its investment objective, policies and limitations. Such notes may be issued for different purposes and may be secured differently from those mentioned above.

     The Funds may also invest in the following taxable temporary investments:

     U.S. Government Direct Obligations are issued by the United States Treasury and include bills, notes and bonds.

     -- Treasury bills are issued with maturities of up to one year. They are issued in bearer form, are sold on a discount basis and are payable at par value at maturity.

     -- Treasury notes are longer-term interest bearing obligations with original maturities of one to seven years.

     -- Treasury bonds are longer-term interest-bearing obligations with original maturities from five to thirty years.

     U.S. Government Agencies Securities -- Certain federal agencies have been established as instrumentalities of the United States Government to supervise and finance certain types of activities. These agencies include, but are not limited to, the Bank for Cooperatives, Federal Land Banks, Federal Intermediate Credit Banks, Federal Home Loan Banks, Federal National Mortgage Association, Government National Mortgage Association, Export-Import Bank of the United States, and Tennessee Valley Authority. Issues of these agencies, while not direct obligations of the United States Government, are either backed by the full faith and credit of the United States or are guaranteed by the Treasury or supported by the issuing agencies' right to borrow from the Treasury. There can be no assurance that the United States Government itself will pay interest and principal on securities as to which it is not legally so obligated.

     Certificates of Deposit (CDs) -- A certificate of deposit is a negotiable interest bearing instrument with a specific maturity. CDs are issued by banks in exchange for the deposit of funds and normally can be traded in the secondary market, prior to maturity. The Funds will only invest in U.S. dollar denominated CDs issued by U.S. banks with assets of $1 billion or more.

     Commercial Paper -- Commercial paper is the term used to designate unsecured short-term promissory notes issued by corporations. Maturities on these issues vary from a few days to nine months. Commercial paper may be purchased from U.S. corporations.

     Other Corporate Obligations -- The Funds may purchase notes, bonds and debentures issued by corporations if at the time of purchase there is less than one year remaining until maturity or if they carry a variable or floating rate of interest.

     Repurchase Agreements -- A repurchase agreement is a contractual agreement whereby the seller of securities (U.S. Government or Municipal Obligations) agrees to repurchase the same security at a specified price on a future date agreed upon by the parties. The agreed upon repurchase price determines the yield during a Fund's holding period. Repurchase agreements are considered to be loans collateralized by the underlying security that is the subject of the repurchase contract. The Funds will only enter into repurchase agreements with dealers, domestic banks or recognized financial institutions that in the opinion of Nuveen Advisory present minimal credit risk. The risk to the Funds is limited to the ability of the issuer to pay the agreed-upon repurchase price on the delivery date; however, although the value of the underlying collateral at the time the transaction is entered into always equals or exceeds the agreed-upon repurchase price, if the value of the collateral declines there is a risk of loss of both principal and interest. In the event of default, the collateral may be sold but the Funds might incur a loss if the value of the collateral declines, and might incur disposition costs or experience delays in connection with liquidating the collateral. In addition, if bankruptcy proceedings are commenced with respect to the seller of the security, realization upon the collateral by the Funds may be delayed or limited. Nuveen Advisory will monitor the value of collateral at the time the transaction is entered into and at all times subsequent during the term of the repurchase agreement in an effort to determine that the value always equals or exceeds the agreed upon price. In the event the value of the collateral declined below the repurchase price, Nuveen Advisory will demand additional collateral from the issuer to increase the value of the collateral to at least that of the repurchase price. A Fund will not invest more than 10% of its assets in repurchase agreements maturing in more than seven days.

RATINGS OF INVESTMENTS

     The four highest ratings of Moody's for Municipal Obligations are Aaa, Aa, A and Baa. Municipal Obligations rated Aaa are judged to be of the "best quality." The rating of Aa is assigned to Municipal Obligations which are of "high quality by all standards," but as to which margins of protection or other elements make long-term risks appear somewhat larger than in Aaa rated Municipal Obligations. The Aaa and Aa rated Municipal Obligations comprise what are generally known as "high grade bonds." Municipal Obligations that are rated A by Moody's possess many favorable investment attributes and are considered upper medium grade obligations. Factors giving security to principal and interest of A rated Municipal Obligations are considered adequate, but elements may be present, which suggest a susceptibility to impairment sometime in the future. Municipal Obligations rated Baa by Moody's are considered medium grade obligations (i.e., they are neither highly protected nor poorly secured). Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its general rating category.

     The four highest ratings of S&P for Municipal Obligations are AAA, AA, A and BBB. Municipal Obligations rated AAA have a strong capacity to pay principal and interest. The rating of AA indicates that capacity to pay principal and interest is very strong and such bonds differ from AAA issues only in small degree. The category of A describes bonds which have a strong capacity to pay principal and interest, although such bonds are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions. The BBB rating is the lowest "investment grade" security rating by S&P. Municipal Obligations rated BBB are regarded as having an adequate capacity to pay principal and interest. Whereas such bonds normally exhibit adequate protection parameters, adverse economic conditions are more likely to lead to a weakened capacity to pay principal and interest for bonds in this category than for bonds in the A category.

     The "Other Corporate Obligations" category of temporary investments are corporate (as opposed to municipal) debt obligations rated AAA by S&P or Aaa by Moody's. Corporate debt obligations rated AAA by S&P have an extremely strong capacity to pay principal and interest. The Moody's corporate debt rating of Aaa is comparable to that set forth above for Municipal Obligations.

     Subsequent to its purchase by a Fund, an issue may cease to be rated or its rating may be reduced below the minimum required for purchase by such Fund. Neither event requires the elimination of such obligation from the Fund's portfolio, but Nuveen Advisory will consider such an event in its determination of whether the Fund should continue to hold such obligation.

                                   MANAGEMENT

     The management of the Trust, including general supervision of the duties performed for the Funds under the Investment Management Agreement, is the responsibility of its Board of Trustees. The Trust currently has six trustees, two of whom are "interested persons" (as the term "interested persons" is defined in the Investment Company Act of 1940) and four of whom are "disinterested persons." The names and business addresses of the trustees and officers of the Trust and their principal occupations and other affiliations during the past five years are set forth below, with those trustees who are "interested persons" of the Trust indicated by an asterisk.

                                          POSITIONS AND                           PRINCIPAL OCCUPATIONS
      NAME AND ADDRESS         AGE      OFFICES WITH TRUST                        DURING PAST FIVE YEARS
----------------------------  ------  ----------------------  --------------------------------------------------------------
Richard J. Franke*..........  64      Chairman of the         Chairman of the Board, Director and formerly President of John
  333 West Wacker Drive               Board and Trustee       Nuveen & Co. Incorporated; Chairman of the Board and Director,
  Chicago, IL 60606                                           formerly President, of Nuveen Advisory Corp.; Chairman of the
                                                              Board and Director of Nuveen Institutional Advisory Corp.
                                                              (since April 1990); Certified Financial Planner.
Timothy R. Schwertfeger*....  47      President and Trustee   Executive Vice President and Director of The John Nuveen
  333 West Wacker Drive                                       Company (since March 1992) and John Nuveen & Co. Incorporated;
  Chicago, IL 60606                                           Director of Nuveen Advisory Corp. (since 1992) and Nuveen
                                                              Institutional Advisory Corp. (since 1992).
Lawrence H. Brown...........  61      Trustee                 Retired (August 1989) as Senior Vice President of The Northern
  201 Michigan Avenue                                         Trust Company.
  Highwood, IL 60040
Anne E. Impellizzeri........  63      Trustee                 President and Chief Executive Officer of Blanton-Peale,
  3 West 29th Street                                          Institutes of Religion and Health (since December 1990); prior
  New York, NY 10001                                          thereto, Vice President of New York City Partnership (from
                                                              1987 to 1990).
Margaret K. Rosenheim.......  69      Trustee                 Helen Ross Professor of Social Welfare Policy, School of
  969 East 60th Street                                        Social Science Administration, University of Chicago.
  Chicago, IL 60637
Peter R. Sawers.............  63      Trustee                 Adjunct Professor of Business and Economics, University of
  22 The Landmark                                             Dubuque, Iowa; Adjunct Professor, Lake Forest Graduate School
  Northfield, IL 60093                                        of Management, Lake Forest, Illinois (since January 1992);
                                                              prior thereto, Executive Director, Towers Perin Australia
                                                              (management consultant); Chartered Financial Analyst;
                                                              Certified Management Consultant.
William M. Fitzgerald.......  32      Vice President          Vice President of Nuveen Advisory Corp. (since December 1995);
  33 West Wacker Drive                                        Assistant Vice President of Nuveen Advisory Corp. (from
  Chicago, Illinois 60606                                     September 1992 to December 1995), prior thereto Assistant
                                                              Portfolio Manager of Nuveen Advisory Corp. (from June 1988 to
                                                              September 1992).
Kathleen M. Flanagan........  49      Vice President          Vice President of John Nuveen & Co. Incorporated.
  333 West Wacker Drive
  Chicago, IL 60606
J. Thomas Futrell...........  40      Vice President          Vice President of Nuveen Advisory Corp.
  333 West Wacker Drive
  Chicago, IL 60606
Steven J. Krupa.............  38      Vice President          Vice President of Nuveen Advisory Corp.
  333 West Wacker Drive
  Chicago, IL 60606
Anna R. Kucinskis...........  50      Vice President          Vice President of John Nuveen & Co. Incorporated.
  333 West Wacker Drive
  Chicago, IL 60606
Larry W. Martin.............  44      Vice President and      Vice President (since September 1992), Assistant Secretary and
  333 West Wacker Drive               Assistant Secretary     Assistant General Counsel of John Nuveen & Co. Incorporated;
  Chicago, IL 60606                                           Vice President (since May 1993) and Assistant Secretary of
                                                              Nuveen Advisory Corp.; Vice President (since May 1993) and
                                                              Assistant Secretary (since January 1992) of Nuveen
                                                              Institutional Advisory Corp.; Assistant Secretary of The John
                                                              Nuveen Company (since February 1993).
O. Walter Renfftlen.........  56      Vice President and      Vice President and Controller of The John Nuveen Company
  333 West Wacker Drive               Controller              (since March 1992), John Nuveen & Co. Incorporated, Nuveen
  Chicago, IL 60606                                           Advisory Corp. and Nuveen Institutional Advisory Corp.
Thomas C. Spalding, Jr......  44      Vice President          Vice President of Nuveen Advisory Corp. and Nuveen
  333 West Wacker Drive                                       Institutional Advisory Corp.; Chartered Financial Analyst.
  Chicago, IL 60606
H. William Stabenow.........  61      Vice President and      Vice President and Treasurer of The John Nuveen Company (since
  333 West Wacker Drive               Treasurer               March 1992), John Nuveen & Co. Incorporated, Nuveen Advisory
  Chicago, IL 60606                                           Corp. and Nuveen Institutional Advisory Corp, (since January
                                                              1992).
James J. Wesolowski.........  45      Vice President and      Vice President, General Counsel and Secretary of The John
  333 West Wacker Drive               Secretary               Nuveen Company (since March 1992), John Nuveen & Co.
  Chicago, IL 60606                                           Incorporated, Nuveen Advisory Corp. and Nuveen Institutional
                                                              Advisory Corp.
Gifford R. Zimmerman........  39      Vice President and      Vice President (since September 1992), Assistant Secretary and
  333 West Wacker Drive               Assistant Secretary     Assistant General Counsel of John Nuveen & Co. Incorporated;
  Chicago, IL 60606                                           Vice President (since May 1993) and Assistant Secretary of
                                                              Nuveen Advisory Corp.; Vice President (since May 1993) and
                                                              Assistant Secretary (since January 1992) of Nuveen
                                                              Institutional Advisory Corp.

     Richard J. Franke, Timothy R. Schwertfeger and Margaret K. Rosenheim serve as members of the Executive Committee of the Board of Trustees. The Executive Committee, which meets between regular meetings of the Board of Trustees, is authorized to exercise all of the powers of the Board of Trustees.

     The trustees of the Trust are also directors or trustees, as the case may be, of 14 other Nuveen open-end fund portfolios and 53 Nuveen closed-end funds.

     The following table sets forth compensation paid by the Trust during the fiscal year ended January 31, 1996 to each of the trustees of the Trust. The Trust has no retirement or pension plans. The officers and trustees affiliated with Nuveen serve without any compensation from the Trust.

                                                                                             TOTAL COMPENSATION
                                                                            AGGREGATE            FROM TRUST
                                                                           COMPENSATION       AND FUND COMPLEX
                                  NAME OF TRUSTEE                         FROM THE TRUST      PAID TO TRUSTEES
            ------------------------------------------------------------  --------------     -------------------
            Richard J. Franke...........................................      $    0                     0
            Timothy R. Schwertfeger.....................................           0                     0
            Lawrence H. Brown...........................................       1,873                55,500
            Anne E. Impellizzeri........................................       1,873                63,000
            John E. O'Toole.............................................       1,695                47,000
            Margaret K. Rosenheim.......................................       1,971                62,322(1)
            Peter R. Sawers.............................................       1,873                55,500

---------------

(1) Includes $1,572 in interest earned on deferred compensation from prior years.

     Each trustee who is not affiliated with Nuveen or Nuveen Advisory receives a $45,000 annual retainer for serving as a director or trustee of all funds for which Nuveen Advisory serves as investment adviser and a $1,000 fee per day plus expenses for attendance at all meetings held on a day on which a regularly scheduled Board meeting is held, a $1,000 fee per day plus expenses for attendance in person or a $500 fee per day plus expenses for attendance by telephone at a meeting held on a day on which no regular Board meeting is held, and a $250 fee per day plus expenses for attendance in person or by telephone at a meeting of the Executive Committee held solely to declare dividends. The annual retainer, fees and expenses are allocated among the funds for which Nuveen Advisory serves as investment adviser on the basis of relative net asset sizes. The Trust requires no employees other than its officers, all of whom are compensated by Nuveen.

     On May 6, 1996, the officers and trustees of the Trust as a group owned less than 1% of the outstanding shares of each Fund. The following table sets forth the percentage ownership of each person who, as of May 6, 1996, owns of record or is known by the Registrant to own of record or beneficially 5% or more of any class of each Fund's shares of the Trust.

             NAME OF FUND AND CLASS                          NAME AND ADDRESS OF OWNER              PERCENTAGE OF OWNERSHIP
------------------------------------------------  ------------------------------------------------  -----------------------
Arizona Fund
  Class A Shares................................  Smith Barney, Inc.                                           5.51
                                                    00154505634
                                                    388 Greenwich Street
                                                    New York, NY 10013
                                                  Donaldson Lufkin Jenrette                                   13.95
                                                  Securities Corporation Inc.
                                                    P.O. Box 2052
                                                    Jersey City, NJ 07303-9998
                                                  Merrill Lynch Pierce Fenner & Smith Inc. 97E76              13.11
                                                    Attn: Book Entry Dept.
                                                    4800 Deer Lake Dr. E. Fl. 3
                                                    Jacksonville, FL 32246-6484
Arizona Fund
  Class C Shares................................  Prudential Securities FBO                                   41.25
                                                    Janet Irving Itee
                                                    Janet Irving Trust
                                                    UA DTD 05/27/82
                                                    Sun City West, AZ 85375-5172
                                                  PaineWebber For The Benefit Of                              13.88
                                                  Elisabeth A. Lang
                                                  Sole & Separate Property
                                                    1453 W. Orchid Lane
                                                    Chandler, AZ 85224-8658

             NAME OF FUND AND CLASS                          NAME AND ADDRESS OF OWNER              PERCENTAGE OF OWNERSHIP
------------------------------------------------  ------------------------------------------------  -----------------------
                                                  Prudential Securities FBO                                    8.08
                                                  Mr. Evans Robert Woodhouse &
                                                  Mr. Elizabeth Biron Woodhouse
                                                    JT TEN
                                                    3138 N. 17th Dr
                                                    Phoenix, AZ 85015-5807
                                                  Leonidas K. Springer &                                      10.41
                                                  Beverly J. Springer
                                                    JT TEN WROS NOT TC
                                                    4720 W. Greenway Rd
                                                    Glendale, AZ 85306-3518
                                                  Erasno Ysasi TR                                              7.98
                                                    UA APR 07 95
                                                    FBO Erasmo Ysasi Trust
                                                    1754 E. Carson Rd.
                                                    Phoenix, AZ 85040-5747
                                                  Charles Schwab & Co Inc.                                    11.13
                                                  Special Custody Account For The Exclusive
                                                  Benefit Of Customers
                                                    Attn: Mutual Funds
                                                    101 Montgomery St
                                                    San Francisco, CA 94104-4122
Florida Fund
  Class A Shares................................  Merrill Lynch Pierce Fenner & Smith Inc. 97E80               5.65
                                                    Attn: Book Entry Dept.
                                                    4800 Deer Lake Dr. E. Fl. 3
                                                    Jacksonville, FL 32246-6484
Florida Fund
  Class C Shares................................  Roland C. White &                                           13.39
                                                  Arlene I. White
                                                    JT TEN WROS NOT TC
                                                    961 Tarrson Blvd.
                                                    Lady Lake, FL 32159-2363
                                                  PaineWebber For The Benefit Of                              10.59
                                                  Ronald M. Goldberg &
                                                    Rita E. Goldberg JTWROS
                                                    90 Congress Street
                                                    Milford, MA 01757-2076
                                                  PaineWebber For The Benefit Of                              12.47
                                                  Clarence W. Hebert
                                                    11 Hunthurst Circle
                                                    Worcester, MA 01602-2830
                                                  Norman Rudolph                                              13.51
                                                  1168 Lake Breeze Dr.
                                                  West Palm Beach, FL 33414-7945
                                                  PaineWebber For The Benefit Of                               6.44
                                                  Mary Rogers and
                                                    Pamela Anne Rogers JT WROS
                                                    3070 Wedgewood Blvd.
                                                    DelRay Beach, FL 33445-5748
                                                  Monica Hart &                                               35.85
                                                  Melissa J. Hart TR
                                                    UA HAR 23 83
                                                    Robert J. Hart Trust
                                                    251 Algiers Ave.
                                                    Fort Lauderdale, FL 33308-4434
                                                  Olmedo E. Villavicencio &                                    6.14
                                                  Elsa V. Villavicencio
                                                    JT TEN WROS NOT TC
                                                    8903 Glade Hill Rd.
                                                    Fairfax VA 22031-3221
Maryland Fund
  Class A Shares................................  NFSC FEBO #AIF-375349                                       15.20
                                                  Imelda J. Hall
                                                  4610 Col. Fenwick Place
                                                    Upper Marlboro, MD 20772
                                                    Merrill Lynch Pierce Fenner &                              6.02
                                                  Smith Inc. 97E83
                                                    Attn: Book Entry Dept.
                                                    4800 Deer Lake Dr. E. Fl. 3
                                                    Jacksonville, FL 32246-6484
Maryland Fund
  Class C Shares................................  NFSC FEBO # A1F-405744                                      47.31
                                                  Russell L. Jackson &
                                                  Carthelia L. Jackson
                                                    P.O. Box 256
                                                    Hughesville, MD 20637

             NAME OF FUND AND CLASS                          NAME AND ADDRESS OF OWNER              PERCENTAGE OF OWNERSHIP
------------------------------------------------  ------------------------------------------------  -----------------------
Maryland Fund
  Class R Shares................................  Merrill Lynch Pierce Fenner &                                5.99
                                                  Smith Inc. 97905
                                                    Attn: Book Entry Dept.
                                                    4800 Deer Lake Dr. E. Fl. 3
                                                    Jacksonville, FL 32246-6484
Michigan Fund
  Class A Shares................................  Donaldson Lufkin Jenrette                                    7.76
                                                  Securities Corporation Inc.
                                                    PO Box 2052
                                                    Jersey City, NJ 07303-9998
                                                  Diane E. Smith                                               5.56
                                                    2345 Heronwood Dr.
                                                    Bloomfield Hills, MI 48302-0835
                                                  The Ohio Company Cust                                        5.44
                                                    FBO E. E. Rucker
                                                    E. E. Rucker Living Trust
                                                    A/C 85-72878-1-7
                                                    155 E. Broad St.
                                                    Columbus, OH 43215-3609
Michigan Fund
  Class C Shares................................  Donaldson Lufkin Jenrette                                    7.72
                                                  Securities Corporation Inc.
                                                    PO Box 2052
                                                    Jersey City, NJ 07303-9998
                                                  William J. Donahue &                                         9.73
                                                  Linda S. Donahue
                                                    1835 S Walmont Rd.
                                                    Jackson, MI 49203-5267
                                                  Mildred T. Barkalow                                         10.53
                                                    7171 Camino Del Ray
                                                    Rockford, MI 49341
                                                  Gerald D. Alvord &                                          10.99
                                                  Shirley M. Alvord
                                                    JT TEN WROS NOT TC
                                                    1444 Neece Dr.
                                                    Muskegon, MI 49441-5790
                                                  Nicholas & Melody Liscomb TR                                 8.47
                                                    UA JUN 13 91
                                                    Liscomb Family Living Trust
                                                    434 W. Westwood Dr.
                                                    Adrian, MI 49221-1349
                                                  Mary L. Evans &                                              7.97
                                                  Leamon Evans &
                                                  Noah Shumpert
                                                    JT TEN WROS NOT TC
                                                    1163 Peachtree Dr.
                                                    Mount Morris, MI 48458-2833
                                                  Jane E. Boyles-Visel TR                                      9.99
                                                    UA JAN 25 93
                                                    Jane E. Boyles-Visel Trust
                                                    5975 Leland Rd.
                                                    Ann Arbor, MI 48105-9309
                                                  PaineWebber For The Benefit Of                              10.80
                                                  Frank Salucci &
                                                  Carol A. Salucci
                                                    JTWROS
                                                    4075 S. Pine Center
                                                    W. Bloomfield, MI 48323-3062
                                                  PaineWebber For The Benefit Of                               5.55
                                                  Ardis L. Chester &
                                                  Albert S. Chester
                                                    JTWROS
                                                    416 Saddle Lane
                                                    Grosse Pte. Woods, WI 48236-2729
New Jersey Fund
  Class A Shares................................  NFSC FEBO # AAR-452009                                       5.48
                                                  Olga Schadas
                                                    28 Madison Street
                                                    S. Bound Brook, NJ 08880
                                                  Nicholas A. Rao &                                            7.59
                                                  Catherine F. Rao
                                                    JT TEN WROS NOT TC
                                                    9 Harlin Ave W.
                                                    Edison, NJ 08820-3164

             NAME OF FUND AND CLASS                          NAME AND ADDRESS OF OWNER              PERCENTAGE OF OWNERSHIP
------------------------------------------------  ------------------------------------------------  -----------------------
                                                  Merrill Lynch Pierce Fenner &                                7.83
                                                  Smith Inc. 97E82
                                                  Attn: Book Entry Dept.
                                                    4800 Deer Lake Dr. E. Fl. 3
                                                    Jacksonville, FL 32246-6484
New Jersey Fund
  Class C Shares................................  Donaldson Lufkin Jenrette                                    6.00
                                                  Securities Corporation Inc.
                                                    P.O. Box 2052
                                                    Jersey City, NJ 07303-9998
                                                  William G. Osborne                                          26.37
                                                  c/o Aurachem Corp.
                                                    South 3R & Somerset St.
                                                    PO Box 471
                                                    Harrison, NJ 07029-0471
                                                  Alvin H. Frankel Agent For                                   9.33
                                                  Louise I. Grill
                                                    U/POA DTD Jun 17 94
                                                    601 Haddon Ave.
                                                    Collingswood, NJ 08108-3703
                                                  Prudential Securities FBO                                    5.69
                                                  Alfred T. Mattera &
                                                  Joanna Mattera JT TEN
                                                    3204 Wesley Ave.
                                                    Ocean City, NJ 08226-2045
                                                  Catherine Small &                                            5.81
                                                  Robert N. Small
                                                    JT TEN WROS NOT TC
                                                    1039 Bay Front Ave.
                                                    North Beach, MD 20714-9751
Pennsylvania Fund
  Class A Shares................................  Francis R. Gelnett                                           5.22
                                                    210 S. Market St.
                                                    Selinsgrove, PA 17870-1814
Pennsylvania Fund
  Class C Shares................................  Hani J. Tuffaha & Eihan H. Tuffaha                           5.61
                                                    JT TEN WROS NOT TC
                                                    25 Selkirk Rd.
                                                    Williamsport, PA 17701-1810
                                                  NFSC FEBO # OC8-421383                                      10.87
                                                  Ronald Piotrowski
                                                    103 South Brodhead Rd.
                                                    Aliquippa, PA 15001
                                                  George D. Hawthorne &                                        8.46
                                                  Barbara Ann Berline &
                                                  Virginia N. Hawthorne
                                                    JT TEN WROS NOT TC
                                                    2408 Linden Dr.
                                                    Allison Park, PA 15101-3454
Virginia Fund
  Class A Shares................................  Merrill Lynch Pierce Fenner &                               10.49
                                                  Smith Inc. 97E81
                                                    Attn: Book Entry Dept.
                                                    4800 Deer Lake Dr. E. Fl. 3
                                                    Jacksonville, FL 32246-6484
Virginia Fund
  Class C Shares................................  NFSC FEBO # A1F-435902                                      25.82
                                                  Richard U. Cogswell
                                                    350 S. Vandorn St.
                                                    Alexandria, VA 22304
                                                  Muriel S. Fleming &                                         11.06
                                                  David M. Fleming II
                                                    14303 Branderhill Woods Trl.
                                                    Midlothian, VA 23112-4171
                                                  Donaldson Lufkin Jenrette                                    8.10
                                                  Securities Corporation Inc.
                                                    PO Box 2052
                                                    Jersey City, NJ 07303-9998
                                                  John T. E. Cribb, Jr. &                                      5.28
                                                  Kirsten Brandt Cribb
                                                    JT TEN WROS NOT TC
                                                    712 N. Oakland St.
                                                    Arlington, VA 22203-2223

             NAME OF FUND AND CLASS                          NAME AND ADDRESS OF OWNER              PERCENTAGE OF OWNERSHIP
------------------------------------------------  ------------------------------------------------  -----------------------
                                                  Roberta K. Federici Tr.                                      6.06
                                                    UA APR 29 92
                                                    Roberta K. Federici
                                                    Revocable Trust
                                                    811 Bradford Ave.
                                                    Westfield, NJ 07090-3006
Virginia Fund
  Class R Shares................................  Merrill Lynch Pierce Fenner &                                6.64
                                                  Smith Inc. 979D8
                                                    Attn: Book Entry Dept.
                                                    4800 Deer Lake Dr. E. Fl. 3
                                                    Jacksonville, FL 32246-6484

             INVESTMENT ADVISER AND INVESTMENT MANAGEMENT AGREEMENT

     Nuveen Advisory Corp. acts as investment adviser for and manages the investment and reinvestment of the assets of each of the Funds. Nuveen Advisory also administers the Trust's business affairs, provides office facilities and equipment and certain clerical, bookkeeping and administrative services, and permits any of its officers or employees to serve without compensation as trustees or officers of the Trust if elected to such positions. See "Management of the Funds" in the Prospectus.

     Pursuant to an investment management agreement between Nuveen Advisory and the Trust, each Fund has agreed to pay an annual management fee at the rates set forth below:


                                     AVERAGE DAILY NET ASSET VALUE                            MANAGEMENT FEE
                                     -----------------------------                            --------------
            For the first $125 million                                                         .5500 of 1%
            For the next $125 million                                                          .5375 of 1%
            For the next $250 million                                                          .5250 of 1%
            For the next $500 million                                                          .5125 of 1%
            For the next $1 billion                                                            .5000 of 1%
            For net assets over $2 billion                                                     .4750 of 1%


     In order to prevent total operating expenses (including Nuveen Advisory's fee, but excluding interest, taxes, fees incurred in acquiring and disposing of portfolio securities, any asset-based distribution or service fees and, to the extent permitted, extraordinary expenses) from exceeding .75 of 1% of the average daily net asset value of any class of shares of each Fund for the fiscal year ended January 31, 1996, Nuveen Advisory agreed to waive all or a portion of its management fees or reimburse certain expenses of each Fund. For the last three fiscal years, the Funds paid net management fees to Nuveen Advisory as follows:

                                                                MANAGEMENT FEES NET OF EXPENSE
                                                                    REIMBURSEMENT PAID TO                 FEE WAIVERS AND
                                                                     NUVEEN ADVISORY FOR             EXPENSE REIMBURSEMENTS FOR
                                                                  THE YEAR ENDED JANUARY 31,         THE YEAR ENDED JANUARY 31,
                                                              ----------------------------------   ------------------------------
                                                                1994        1995         1996        1994       1995       1996
                                                              --------   ----------   ----------   --------   --------   --------
Arizona Fund................................................  $  5,394   $   37,557   $   32,670   $ 60,783   $ 51,152   $ 78,929
Florida Fund................................................   143,759      226,883      234,568     50,646     44,113     78,507
Maryland Fund...............................................   172,693      189,022      131,476     42,288     65,460    148,537
Michigan Fund...............................................    46,875       86,293       76,644     63,717     58,458     93,136
New Jersey Fund.............................................    85,065      156,717      152,929     61,303     54,105    115,121
Pennsylvania Fund...........................................   132,557      191,299      195,814     67,989     83,798    128,011
Virginia Fund...............................................   214,913      261,196      223,025     42,776     40,815    117,673
Total for all Funds.........................................   801,256    1,148,967    1,047,126    389,502    397,901    759,914

     Nuveen Advisory has agreed to continue its fee waivers and expense reimbursements through July 31, 1996, and it is anticipated that Nuveen Advisory will continue its fee waivers and expense reimbursements for some length of time thereafter. As discussed in the Prospectus, in addition to the management fee of Nuveen Advisory, each Fund pays all other costs and expenses of its operations and a portion of the Trust's general administrative expenses allocated in proportion to the net assets of each Fund.

     Nuveen Advisory is a wholly owned subsidiary of John Nuveen & Co. Incorporated ("Nuveen"), the Funds' principal underwriter. Founded in 1898, Nuveen is the oldest and largest investment banking firm specializing in the underwriting and distribution of tax-exempt securities and maintains the largest research department in the investment banking community devoted exclusively to the analysis of municipal securities. In 1961, Nuveen began sponsoring the Nuveen Tax-Exempt Unit Trust and since that time has issued more than $36 billion in tax-exempt unit trusts, including over $12 billion in tax-exempt insured unit trusts. In addition, Nuveen open-end and closed-end funds held approximately $31 billion in tax-exempt securities under management as of the date of this Statement. Over 1,000,000 individuals have invested to date in Nuveen's tax-exempt funds and trusts. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 75% owned by The St. Paul Companies, Inc. ("St. Paul"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries.

     Nuveen Advisory's portfolio managers call upon the resources of Nuveen's Research Department, the largest in the investment banking industry devoted exclusively to tax-exempt securities. Nuveen's Research Department was selected in 1994 by Research & Ratings Review, a municipal industry publication, as one of the leading research teams in the municipal industry, based on an extensive industry-wide poll of portfolio managers, department heads and bond buyers. The Nuveen Research Department reviews more than $100 billion in tax-exempt bonds every year.

     The Funds, the other Nuveen funds, the Adviser, and other related entities have adopted a code of ethics which essentially prohibits all Nuveen fund management personnel, including Nuveen fund portfolio managers, from engaging in personal investments which compete or interfere with, or attempt to take advantage of, a Fund's anticipated or actual portfolio transactions, and is designed to assure that the interests of Fund shareholders are placed before the interests of Nuveen personnel in connection with personal investment transactions.

                             PORTFOLIO TRANSACTIONS

     Nuveen Advisory, in effecting purchases and sales of portfolio securities for the account of each Fund, will place orders in such manner as, in the opinion of management, will offer the best price and market for the execution of each transaction. Portfolio securities will normally be purchased directly from an underwriter or in the over-the-counter market from the principal dealers in such securities, unless it appears that a better price or execution may be obtained elsewhere. Portfolio securities will not be purchased from Nuveen or its affiliates except in compliance with the Investment Company Act of 1940.

     The Funds expect that all portfolio transactions will be effected on a principal (as opposed to an agency) basis and, accordingly, do not expect to pay any brokerage commissions. Purchases from underwriters will include a commission or concession paid by the issuer to the underwriter, and purchases from dealers will include the spread between the bid and asked price. Given the best price and execution obtainable, it will be the practice of the Funds to select dealers which, in addition, furnish research information (primarily credit analyses of issuers and general economic reports) and statistical and other services to Nuveen Advisory. It is not possible to place a dollar value on information and statistical and other services received from dealers. Since it is only supplementary to Nuveen Advisory's own research efforts, the receipt of research information is not expected to reduce significantly Nuveen Advisory's expenses. While Nuveen Advisory will be primarily responsible for the placement of the business of the Funds, the policies and practices of Nuveen Advisory in this regard must be consistent with the foregoing and will, at all times, be subject to review by the Board of Trustees.

     Nuveen Advisory reserves the right to, and does, manage other investment accounts and investment companies for other clients, which may have investment objectives similar to the Funds. Subject to applicable laws and regulations, Nuveen Advisory will attempt to allocate equitably portfolio transactions among the Funds and the portfolios of its other clients purchasing or selling securities whenever decisions are made to purchase or sell securities by a Fund and one or more of such other clients simultaneously. In making such allocations the main factors to be considered will be the respective investment objectives of the Fund and such other clients, the relative size of portfolio holdings of the same or comparable securities, the availability of cash for investment by the Fund and such other clients, the size of investment commitments generally held by the Fund and such other clients and opinions of the persons responsible for recommending investments to the Fund and such other clients. While this procedure could have a detrimental effect on the price or amount of the securities available to a Fund from time to time, it is the opinion of the Board of Trustees that the benefits available from Nuveen Advisory's organization will outweigh any disadvantage that may arise from exposure to simultaneous transactions.

     Under the Investment Company Act of 1940, the Funds may not purchase portfolio securities from any underwriting syndicate of which Nuveen is a member except under certain limited conditions set forth in Rule 10f-3. The Rule sets forth requirements relating to, among other things, the terms of an issue of Municipal Obligations purchased by a Fund, the amount of Municipal Obligations which may be purchased in any one issue and the assets of a Fund which may be invested in a particular issue. In addition, purchases of securities made pursuant to the terms of the Rule must be approved at least quarterly by the Board of Trustees, including a majority of the trustees who are not interested persons of the Trust.

                                NET ASSET VALUE

     As stated in the Prospectus, the net asset value of the shares of each Fund will be determined separately for each class of a Fund's shares by The Chase Manhattan Bank, N.A., the Trust's custodian, as of 4:00 p.m. Eastern Time on each day on which the New York Stock Exchange (the "Exchange") is normally open for trading. The Exchange is not open for trading on New Year's Day, Washington's Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The net asset value per share of a class of shares of a Fund will be computed by dividing the value of the Fund's assets attributable to the class, less the liabilities attributable to the class, by the number of shares of the class outstanding.

     In determining net asset value for each of the Funds, the Trust's custodian utilizes the valuations of portfolio securities furnished by a pricing service approved by the trustees. The pricing service values portfolio securities at the mean between the quoted bid and asked price or the yield equivalent when quotations are readily available. Securities for which quotations are not readily available (which constitute a majority of the securities held by these Funds) are valued at fair value as determined by the pricing service using methods which include consideration of the following: yields or prices of municipal bonds of comparable quality, type of issue, coupon, maturity and rating; indications as to value from dealers; and general market conditions. The pricing service may employ electronic data processing techniques and/or a matrix system to determine valuations. The procedures of the pricing service and its valuations are reviewed by the officers of the Trust under the general supervision of the Board of Trustees.

                                  TAX MATTERS

FEDERAL INCOME TAX MATTERS

     The following discussion of federal income tax matters is based upon the advice of Fried, Frank, Harris, Shriver & Jacobson, Washington, D.C., counsel to the Trust.

     As described in the Prospectus, each Fund intends to qualify under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code") for tax treatment as a regulated investment company. In order to qualify as a regulated investment company, a Fund must satisfy certain requirements relating to the source of its income, diversification of its assets, and distributions of its income to shareholders. First, a Fund must derive at least 90% of its annual gross income (including tax-exempt interest) from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock or securities, foreign currencies or other income (including but not limited to gains from options and futures) derived with respect to its business of investing in such stock or securities (the "90% gross income test"). Second, a Fund must derive less than 30% of its annual gross income from the sale or other disposition of any of the following which was held for less than three months: (i) stock or securities and (ii) certain options, futures, or forward contracts (the "short-short test"). Third, a Fund must diversify its holdings so that, at the close of each quarter of its taxable year, (i) at least 50% of the value of its total assets is comprised of cash, cash items, United States Government securities, securities of other regulated investment companies and other securities limited in respect of any one issuer to an amount not greater in value than 5% of the value of a Fund's total assets and to not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the total assets is invested in the securities of any one issuer (other than United States Government securities and securities of other regulated investment companies) or two or more issuers controlled by a Fund and engaged in the same, similar or related trades or businesses.

     As a regulated investment company, a Fund will not be subject to federal income tax in any taxable year for which it distributes at least 90% of the sum of (i) its "investment company taxable income" (which includes dividends, taxable interest, taxable original issue discount and market discount income, income from securities lending, net short-term capital gain in excess of long-term capital loss, and any other taxable income other than "net capital gain" (as defined below) and is reduced by deductible expenses) and (ii) its net tax-exempt interest (the excess of its gross tax-exempt interest income over certain disallowed deductions). A Fund may retain for investment its net capital gain (which consists of the excess of its net long-term capital gain over its short-term capital loss). However, if a Fund retains any net capital gain or any investment company taxable income, it will be subject to tax at regular corporate rates on the amount retained. If a Fund retains any capital gain, such Fund may designate the retained amount as undistributed capital gains in a notice to its shareholders who, if subject to federal income tax on long-term capital gains, (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their shares of such undistributed amount, and (ii) will be entitled to credit their proportionate shares of the tax paid by such Fund against their federal income tax liabilities if any, and to claim refunds to the extent the credit exceeds such liabilities. For federal income tax purposes, the tax basis of shares owned by a shareholder of the Fund will be increased by an amount equal under current law to 65% of the amount of undistributed capital gains included in the shareholder's gross income. Each Fund intends to distribute at least annually to its shareholders all or substantially all of its net tax-exempt interest and any investment company taxable income and net capital gain.

     Treasury regulations permit a regulated investment company, in determining its investment company taxable income and net capital gain, i.e., the excess of net long-term capital gain over net short-term capital loss for any taxable year, to elect (unless it has made a taxable year election for excise tax purposes as discussed below) to treat all or part of any net capital loss, any net long-term capital loss or any net foreign currency loss incurred after October 31 as if they had been incurred in the succeeding year.

     Each Fund also intends to satisfy conditions (including requirements as to the proportion of its assets invested in Municipal Obligations) that will enable it to designate distributions from the interest income generated by investments in Municipal Obligations, which is exempt from regular federal income tax when received by such Fund, as exempt-interest dividends. Shareholders receiving exempt-interest dividends will not be subject to regular federal income tax on the amount of such dividends. Insurance proceeds received by a Fund under any insurance policies in respect of scheduled interest payments on defaulted Municipal Obligations will be excludable from federal gross income under Section 103(a) of the Code. In the case of non-appropriation by a political subdivision, however, there can be no assurance that payments made by the insurer representing interest on "non-appropriation" lease obligations will be excludable from gross income for federal income tax purposes. See "Fundamental Policies and Investment Portfolio; Portfolio Securities."

     Distributions by each Fund of net interest received from certain taxable temporary investments (such as certificates of deposit, commercial paper and obligations of the U.S. Government, its agencies and instrumentalities) and net short-term capital gains realized by a Fund, if any, will be taxable to shareholders as ordinary income whether received in cash or additional shares.(1) If a Fund purchases a Municipal Obligation at a market discount, any gain realized by the Fund upon sale or redemption of the Municipal Obligation will be treated as taxable interest income to the extent such gain does not exceed the market discount, and any gain realized in excess of the market discount will be treated as capital gains. Any net long-term capital gains realized by a Fund and distributed to shareholders in cash or additional shares, will be taxable to shareholders as long-term capital gains regardless of the length of time investors have owned shares of a Fund. Distributions by a Fund that do not constitute ordinary income dividends, exempt-interest dividends, or capital gain dividends will be treated as a return of capital to the extent of (and in reduction of) the shareholder's tax basis in his or her shares. Any excess will be treated as gain from the sale of his or her shares, as discussed below.

     If any of the Funds engages in hedging transactions involving financial futures and options, these transactions will be subject to special tax rules, the effect of which may be to accelerate income to a Fund, defer a Fund's losses, cause adjustments in the holding periods of a Fund's securities, convert long-term capital gains into short-term capital gains and convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character of distributions to shareholders.

     Because the taxable portion of each Fund's investment income consists primarily of interest, none of its dividends, whether or not treated as exempt-interest dividends, is expected to qualify under the Internal Revenue Code for the dividends received deductions for corporations.

     Prior to purchasing shares in one of the Funds, the impact of dividends or distributions which are expected to be or have been declared, but not paid, should be carefully considered. Any dividend or distribution declared shortly after a purchase of such shares prior to the record date will have the effect of reducing the per share net asset value by the per share amount of the dividend or distribution.

---------------

(1) If a Fund has both tax-exempt and taxable income, it will use the "average annual" method for determining the designated percentage that is taxable income and designate the use of such method within 60 days after the end of the Fund's taxable year. Under this method, one designated percentage is applied uniformly to all distributions made during the Fund's taxable year. The percentage of income designated as tax-exempt for any particular distribution may be substantially different from the percentage of the Fund's income that was tax-exempt during the period covered by the distribution.

     Although dividends generally will be treated as distributed when paid, dividends declared in October, November or December, payable to shareholders of record on a specified date in one of those months and paid during the following January, will be treated as having been distributed by each Fund (and received by the shareholders) on December 31.

     The redemption or exchange of the shares of a Fund normally will result in capital gain or loss to the shareholders. Generally, a shareholder's gain or loss will be long-term gain or loss if the shares have been held for more than one year. Present law taxes both long- and short-term capital gains of corporations at the rates applicable to ordinary income. For non-corporate taxpayers, however, net capital gains (i.e., the excess of net long-term capital gain over net short-term capital loss) will be taxed at a maximum marginal rate of 28%, while short-term capital gains and other ordinary income will be taxed at a maximum marginal rate of 39.6%. Because of the limitations on itemized deductions and the deduction for personal exemptions applicable to higher income taxpayers, the effective tax rate may be higher in certain circumstances.

     All or a portion of a sales load paid in purchasing shares of a Fund cannot be taken into account for purposes of determining gain or loss on the redemption or exchange of such shares within 90 days after their purchase to the extent shares of a Fund or another fund are subsequently acquired without payment of a sales load pursuant to the reinvestment or exchange privilege. Any disregarded portion of such load will result in an increase in the shareholder's tax basis in the shares subsequently acquired. Moreover, losses recognized by a shareholder on the redemption or exchange of shares of a Fund held for six months or less are disallowed to the extent of any distribution of exempt-interest dividends received with respect to such shares and, if not disallowed, such losses are treated as long-term capital losses to the extent of any distributions of long-term capital gains made with respect to such shares. In addition, no loss will be allowed on the redemption or exchange of shares of a Fund if the shareholder purchases other shares of such Fund (whether through reinvestment of distributions or otherwise) or the shareholder acquires or enters into a contract or option to acquire securities that are substantially identical to shares of a Fund within a period of 61 days beginning 30 days before and ending 30 days after such redemption or exchange. If disallowed, the loss will be reflected in an adjustment to the basis of the shares acquired.

     It may not be advantageous from a tax perspective for shareholders to redeem or exchange shares after tax-exempt income has accrued but before the record date for the exempt-interest dividend representing the distribution of such income. Because such accrued tax-exempt income is included in the net asset value per share (which equals the redemption or exchange value), such a redemption could result in treatment of the portion of the sales or redemption proceeds equal to the accrued tax-exempt interest as taxable gain (to the extent the redemption or exchange price exceeds the shareholder's tax basis in the shares disposed of) rather than tax-exempt interest.

     In order to avoid a 4% federal excise tax, each Fund must distribute or be deemed to have distributed by December 31 of each calendar year at least 98% of its taxable ordinary income for such year, at least 98% of the excess of its realized capital gains over its realized capital losses (generally computed on the basis of the one-year period ending on October 31 of such year) and 100% of any taxable ordinary income and the excess of realized capital gains over realized capital losses for the prior year that was not distributed during such year and on which such Fund paid no federal income tax. For purposes of the excise tax, a regulated investment company may reduce its capital gain net income (but not below its net capital gain) by the amount of any net ordinary loss for the calendar year. The Funds intend to make timely distributions in compliance with these requirements and consequently it is anticipated that they generally will not be required to pay the excise tax.

     If in any year a Fund should fail to qualify under Subchapter M for tax treatment as a regulated investment company, the Fund would incur a regular corporate federal income tax upon its income for that year (other than interest income from Municipal Obligations), and distributions to its shareholders would be taxable to shareholders as ordinary dividend income for federal income tax purposes to the extent of the Fund's available earnings and profits.

     Among the requirements that a Fund must meet in order to qualify under Subchapter M in any year is that less than 30% of its gross income must be derived from the sale or other disposition of securities and certain other assets held for less than three months.

     Because the Funds may invest in private activity bonds, the interest on which is not federally tax-exempt to persons who are "substantial users" of the facilities financed by such bonds or "related persons" of such "substantial users," the Funds may not be an appropriate investment for shareholders who are considered either a "substantial user" or a "related person" within the meaning of the Code. For additional information, investors should consult their tax advisers before investing in one of the Funds.

     Federal tax law imposes an alternative minimum tax with respect to both corporations and individuals. Interest on certain Municipal Obligations, such as bonds issued to make loans for housing purposes or to private entities (but not for certain tax-exempt organizations such as universities and non-profit hospitals), is included as an item of tax preference in determining the amount of a taxpayer's alternative minimum taxable income. To the extent that a Fund receives income from Municipal Obligations subject to the alternative minimum tax, a portion of the dividends paid by it, although otherwise exempt from federal income tax, will be taxable to shareholders to the extent that their tax liability is determined under the alternative minimum tax regime. The Funds will annually supply shareholders with a report indicating the percentage of Fund income attributable to Municipal Obligations subject to the federal alternative minimum tax.

     In addition, the alternative minimum taxable income for corporations is increased by 75% of the difference between an alternative measure of income ("adjusted current earnings") and the amount otherwise determined to be the alternative minimum taxable income. Interest on all Municipal Obligations, and therefore all distributions by the Funds that would otherwise be tax-exempt, is included in calculating a corporation's adjusted current earnings.

     Tax-exempt income, including exempt-interest dividends paid by the Fund, will be added to the taxable income of individuals receiving social security or railroad retirement benefits in determining whether a portion of that benefit will be subject to federal income tax.

     The Code provides that interest on indebtedness incurred or continued to purchase or carry shares of any Fund is not deductible. Under rules used by the IRS for determining when borrowed funds are considered used for the purpose of purchasing or carrying particular assets, the purchase of shares of a Fund may be considered to have been made with borrowed funds even though such funds are not directly traceable to the purchase of shares.

     The Funds are required in certain circumstances to withhold 31% of taxable dividends and certain other payments paid to non-corporate holders of shares who have not furnished to the Funds their correct taxpayer identification number (in the case of individuals, their social security number) and certain certifications, or who are otherwise subject to backup withholding.

     The foregoing is a general and abbreviated summary of the provisions of the Code and Treasury Regulations presently in effect as they directly govern the taxation of the Funds and their shareholders. For complete provisions, reference should be made to the pertinent Code sections and Treasury Regulations. The Code and Treasury Regulations are subject to change by legislative or administrative action, and any such change may be retroactive with respect to Fund transactions. Shareholders are advised to consult their own tax advisers for more detailed information concerning the federal taxation of the Funds and the income tax consequences to their shareholders.

STATE TAX MATTERS

     The following state tax information applicable to each Fund and its shareholders is based upon the advice of each Fund's special state tax counsel, and represents a summary of certain provisions of each state's tax laws presently in effect. These provisions are subject to change by legislative or administrative action, which may be applied retroactively to Fund transactions. You should consult your own tax adviser for more detailed information concerning state taxes to which you may be subject.

NUVEEN ARIZONA TAX-FREE VALUE FUND

     The following is based upon the advice of Chapman and Cutler, special state tax counsel to the Arizona Fund.

     Assuming that the Arizona Fund qualifies as a "regulated investment company" for federal income tax purposes under Subchapter M of the Code and that amounts so designated by the Arizona Fund to its shareholders qualify as "exempt-interest dividends" under Section 852(b)(5) of the Code, such exempt-interest dividends attributable to Arizona Municipal Obligations will be exempt from Arizona income tax when received by a shareholder of the Arizona Fund to the same extent as interest on the Arizona Municipal Obligations would be exempt from Arizona income tax if received directly by such shareholder. Other dividends by the Arizona Fund, including capital gain distributions, if any, or additional amounts includable in the gross income of the shareholders for federal income tax purposes (including gains realized upon the redemption or exchange of shares of the Fund) will be subject to Arizona income tax.

     Assuming that the Arizona Fund will be classified as a "diversified management company" under Section 5(b)(1) of the Investment Company Act of 1940 and registered as such thereunder, the Arizona Fund will be exempt from Arizona income tax.

     Interest on indebtedness incurred or continued by a shareholder in connection with the purchase or carrying of shares in the Arizona Fund will not be deductible for Arizona income tax purposes. Neither the Arizona Municipal Obligations purchased by the Arizona Fund nor the shares in the Arizona Fund owned by a shareholder will be subject to Arizona property taxes, sales or use taxes.

     Chapman and Cutler has expressed no opinion with respect to taxation under any other provision of Arizona law. Ownership of the Units may result in collateral Arizona tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

NUVEEN FLORIDA TAX-FREE VALUE FUND

     The following is based upon the advice of Baker & McKenzie, special state tax counsel to the Florida Fund.

     Florida does not impose an income tax on individuals. All corporate shareholders will be subject to Florida income taxation on (a) their apportioned share of the income characterized as business income of such shareholders under the Florida Income Tax Code ("Florida Code") realized by the Florida Fund and distributed to them notwithstanding the tax exempt character of the interest received from Florida Municipal Obligations under Section 103(a) of the Code or any other federal law and (b) on gains realized from a redemption or exchange of the Florida Fund shares to the extent characterized as business income. Only a corporate shareholder that has its commercial domicile in Florida will be taxable under the Florida Code on its respective share of the Florida Fund's capital gains and interest income that constitute nonbusiness income of such shareholder and that is distributed to it, and on gains realized from a redemption or exchange of the Florida Fund shares that constitute nonbusiness income. Certain trusts, excluding private and testamentary trusts, may be subject to the Florida corporate income tax.

     Neither the Florida Fund nor its shareholders will be subject to the Florida intangible personal property tax on Florida Municipal Obligations or the Shares of the Florida Fund, respectively, with respect to any calendar year so long as at the close of the preceding calendar year and on January 1 of the then current year, the Florida Fund's portfolio of assets consisted solely of Florida Municipal Obligations or other assets exempt from the Florida intangible personal property tax. If the Florida Fund holds any other types of assets on that date, then the entire value of the Fund's shares (except for the portion of the value of the shares attributable to U.S. Government Obligations) will be subject to the intangible personal property tax.

     Shares of the Florida Fund will be subject to Florida estate tax only if owned by Florida residents, certain natural persons not residents of Florida, or certain natural persons not residents of the United States. The Florida estate tax is limited, however, to the amount of the credit allowable under the applicable Federal Revenue Act (currently Section 2011 and in some cases Section 2102 of the Code) for state death taxes actually paid to the several states.

     For Florida state income tax purposes, the Florida Fund should not be liable for Florida corporate income tax imposed by the Florida Code so long as the Florida Fund does not have taxable nexus with Florida. Assuming that the Fund will not have an office or other place of business in Florida, nor any employees or salespersons in Florida, nor any tangible property in Florida, nor any private loans secured by a mortgage, deed of trust or other lien on real or tangible personal property there should be no taxable nexus with Florida for corporate income tax purposes. If there is taxable nexus with Florida, the Florida Fund's "taxable income" will be its investment company taxable income, increased by the excess of net long-term capital gains for the year over the amount of capital gain dividends attributable to the year.

     Shares of the Florida Fund will not be subject to the Florida ad valorem property tax or Florida sales and use tax, assuming the Florida Fund owns no Florida tangible property. The transfer of the Fund Shares will not be subject to the Florida Documentary Stamp Tax.

NUVEEN MARYLAND TAX-FREE VALUE FUND

     The following is based upon the advice of Venable, Baetjer and Howard, LLP, special state tax counsel to the Maryland Fund.

     As long as dividends paid by the Maryland Fund qualify as interest excludable under Section 103 of the Code and the Maryland Fund qualifies as a "regulated investment company" under the Code, the portion of exempt-interest dividends that represents interest received by the Maryland Fund on obligations
(a) of Maryland or its political subdivisions and authorities, or (b) of the United States or an authority, commission, instrumentality, possession or territory of the United States, will be exempt from Maryland state and local income taxes when allocated or distributed to a shareholder of the Maryland Fund.

     Income earned on certain private activity bonds (which might be held by the Maryland Fund) will constitute a Maryland tax preference for individual shareholders.

     Interest received by the Maryland Fund on obligations issued by states other than Maryland, as well as any income earned on repurchase contracts, will be subject to Maryland state and local income taxes.

     Gain realized by the Maryland Fund from the sale or exchange of a bond issued by Maryland or a political subdivision of Maryland, will not be subject to Maryland state and local income taxes.

     Maryland has no general exemption provisions for capital gain which would be available to a shareholder of the Maryland Fund. Thus, capital gain dividends paid by the Maryland Fund to a shareholder (except for gain on bonds issued by Maryland or its political subdivisions), or gains realized by a shareholder from a redemption or exchange of these shares, will be subject to Maryland state and local income taxes.

     Interest on indebtedness incurred or continued (directly or indirectly) by a shareholder of the Maryland Fund to purchase or carry shares of the Maryland Fund will not be deductible for Maryland state and local income tax purposes to the extent such interest is allocable to exempt-interest dividends.

     Any interest in the Fund owned by a Maryland resident upon death will be subject to Maryland estate tax and Maryland inheritance tax, subject to any available exemptions or credits allowed by law.

NUVEEN MICHIGAN TAX-FREE VALUE FUND

     The following is based upon the advice of Dickinson, Wright, Moon, Van Dusen & Freeman, special state tax counsel to the Michigan Fund. In rendering such advice, counsel has assumed that the Fund will qualify under Subchapter M of the Code as a regulated investment company and will satisfy the conditions which will cause Fund distributions to qualify as exempt-interest dividends to shareholders when distributed as intended.

     The Michigan Fund is not subject to tax under the Michigan income tax act, the Michigan single business tax act, the Michigan intangibles tax act, the Michigan city income tax act (which authorizes the only income tax ordinance that may be adopted by cities in Michigan), and under the law which authorizes a "first class" school district to levy an excise tax upon income.

     To the extent that an individual (and certain other Michigan Fund shareholders) receives distributions with respect to Michigan Fund shares that are derived from interest on Michigan Municipal Obligations, such distributions will be exempt from Michigan state and local income taxes and excluded from the taxable income base of the Michigan intangibles tax. Corporations and financial institutions are not subject to Michigan income tax and business corporations subject to the Michigan single business tax are not subject to the Michigan intangibles tax.

     For Michigan income tax purposes, the proportionate share of distributions from the Michigan Fund's net investment income derived from other than Michigan Municipal Obligations and from any short-term or long-term capital gains (whether received in cash or additional shares), together with any gain or loss realized when the shareholder redeems or exchanges shares of the Fund, will be included in Michigan taxable income.

     For Michigan intangibles tax purposes, the proportionate share of distributions from the Michigan Fund's net investment income derived from other than Michigan Municipal Obligations and from any short-term or long-term capital gains, will be included in the taxable income base of the Michigan intangibles tax, except that distributions from net investment income or capital gains reinvested in Michigan Fund shares are exempt from such tax.

     If the shareholder is subject to the Michigan single business tax (i.e., is engaged in a "business activity" and receives distributions derived from interest on Michigan Municipal Obligations) or the shareholder sells or exchanges shares of the Michigan Fund, such event may affect the adjusted tax base upon which the single business tax is computed. The taxation of business activities subject to the Michigan single business tax is complex and shareholders who receive distributions with respect to shares of the Michigan Fund held in connection with such individual, corporate or partnership business activities should consult with their tax advisors.

     To the extent a shareholder receives distributions from the Michigan Fund which are derived from interest on obligations of the United States or its agencies, possessions, or instrumentalities that are exempt from state taxation under federal law, such distributions will also be exempt from the Michigan income tax, the Michigan intangibles tax, the Michigan single business tax, and the Michigan city income tax act.

     Shares of the Michigan Fund will be subject to the Michigan estate tax if owned by a Michigan decedent at the date of death.

     The foregoing is a general, abbreviated summary of certain of the provisions of the applicable Michigan tax law as presently in effect as it directly governs the taxation of shareholders of the Michigan Fund. These provisions are subject to change by legislative or administrative action, and any such change may be retroactive with respect to Michigan Fund transactions. Shareholders are advised to consult with their own tax advisers for more detailed information concerning Michigan tax matters.

NUVEEN NEW JERSEY TAX-FREE VALUE FUND

     The following is based upon the advice of Pitney, Hardin, Kipp & Szuch, special state tax counsel to the New Jersey Fund.

     The New Jersey Fund will qualify as a "qualified investment fund" if, for any calendar year in which a distribution is paid: (1) the New Jersey Fund has no investments, other than interest-bearing obligations, obligations issued at a discount, and cash and cash items, including receivables, and financial options, futures, forward contracts, or other similar financial instruments related to interest-bearing obligations, obligations issued at a discount or bond indexes related thereto; (2) at the close of each calendar quarter the New Jersey Fund has not less than 80% of the aggregate principal amount of all of its investments (excluding financial options, futures, forward contracts, or other similar financial instruments related to interest-bearing obligations, obligations issued at a discount or bond indexes related thereto to the extent such instruments are authorized by Section 851(b) of the Code, cash and cash items, which cash items shall include receivables) in New Jersey Municipal Obligations, United States obligations, or any other obligations the interest or gains on which is exempt from New Jersey Gross Income Tax pursuant to New Jersey law or federal law; and (3) the New Jersey Fund satisfies the certification and reporting requirements imposed by regulations promulgated by the New Jersey Division of Taxation. The New Jersey Fund intends to so qualify.

     Individual shareholders of the New Jersey Fund, including trusts and estates, who are subject to the New Jersey Gross Income Tax, will not be required to include in their New Jersey gross income distributions from the New Jersey Fund which the New Jersey Fund clearly identifies as directly attributable to interest or gains from New Jersey Municipal Obligations, obligations of the United States or any other obligations the interest or gains on which is exempt from New Jersey Gross Income Tax under New Jersey law or federal law, provided that the New Jersey Fund qualifies as a "qualified investment fund."

     Distributions to individual shareholders, including trusts and estates, who are subject to the New Jersey Gross Income Tax, attributable to interest or gains on municipal obligations issued by states other than New Jersey, including municipalities or authorities in such other states, or any other obligations the interest on which is not exempt from New Jersey Gross Income Tax pursuant to New Jersey law or federal law, will be included in the New Jersey Gross Income Tax as New Jersey gross income.

     Individual shareholders of the New Jersey Fund, including trusts and estates, who are subject to the New Jersey Gross Income Tax, will not be required to include in gross income net gains attributable to the redemption or exchange of New Jersey Fund shares provided that the New Jersey Fund qualifies as a "qualified investment fund." Any loss realized on such redemption or exchange may not be utilized to offset gains realized by such shareholder on the sale of assets the gain on which is subject to the New Jersey Gross Income Tax.

     Shares of the New Jersey Fund may be taxable upon the death of a shareholder who dies domiciled in New Jersey under the New Jersey Inheritance Tax Law or the New Jersey Estate Tax Law.

     If a shareholder is a corporation (including an S corporation) subject to the New Jersey Corporation Business Tax or the New Jersey Corporation Income Tax, distributions of interest or gains, or both, from the New Jersey Fund will be includable in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax, less any interest expense incurred to carry such investment to the extent such interest expense has not been deducted in computing federal taxable income. Net gains derived by such corporation on the redemption or exchange of New Jersey Fund shares will be included in its entire net income for purposes of the New Jersey Corporation Business Tax or New Jersey Corporation Income Tax.

NUVEEN PENNSYLVANIA TAX-FREE VALUE FUND

     The following is based upon the advice of Dechert Price & Rhoads, special state tax counsel to the Pennsylvania Fund.

     Shares of the Pennsylvania Fund are not subject to any of the personal property taxes presently in effect in Pennsylvania to the extent of that proportion of the Pennsylvania Fund represented by Pennsylvania Municipal

Obligations. The taxes referred to above include the County Personal Property Tax, the additional personal property taxes imposed on Pittsburgh residents by the School District of Pittsburgh and by the City of Pittsburgh. Shares of the Pennsylvania Fund may be taxable under the Pennsylvania inheritance and estate taxes.

     The proportion of interest income representing interest income from Pennsylvania Municipal Obligations received by the Fund and distributed to shareholders of the Pennsylvania Fund is not taxable under the Pennsylvania Personal Income Tax or under the Corporate Net Income Tax, nor will such interest be taxable under the Philadelphia School District Investment Income Tax imposed on Philadelphia resident individuals.

     The disposition by the Pennsylvania Fund of a Pennsylvania Municipal Obligation (whether by sale, exchange, redemption or payment at maturity), as well as the distribution of the proceeds of such disposition, will not constitute a taxable event to a shareholder under the Pennsylvania Personal Income Tax if the Pennsylvania Municipal Obligation was issued prior to February 1, 1994. Further, although there is no published authority on the subject, special Pennsylvania counsel is of the opinion that (i) a shareholder of the Pennsylvania Fund will not have a taxable event under the Pennsylvania state and local income taxes referred to in the preceding paragraph (other than the Corporate Net Income Tax) upon the redemption or exchange of his or her shares to the extent that the Pennsylvania Fund is then composed of Pennsylvania Municipal Obligations issued prior to February 1, 1994 and (ii) the dispositions by the Pennsylvania Fund of a Pennsylvania Municipal Obligations (whether by sale, exchange, redemption or payment at maturity), as well as the distribution of the proceeds of such disposition, will not constitute a taxable event to a shareholder under the Philadelphia School District Investment Income Tax if the Pennsylvania Municipal Obligation was issued prior to February 1, 1994. (The School District tax has no application to gain on the disposition of property held by the taxpayer for more than six months.)

     The Pennsylvania Fund is not subject to the Pennsylvania Corporate Net Income Tax or Capital Stock-Franchise Tax.

     If a shareholder is a corporation subject to the Pennsylvania Capital Stock-Franchise Tax, the value of the Pennsylvania Fund shares owned by such shareholder and income derived from their ownership may be taken into account in determining the "capital stock value" of such shareholder.

NUVEEN VIRGINIA TAX-FREE VALUE FUND

     The following is based upon the advice of Christian & Barton, L.L.P., special state tax counsel to the Virginia Fund. It assumes that the Virginia Fund qualifies for treatment as a regulated investment company under Subchapter M of the Code, that it will satisfy conditions that will enable it to avoid liability for federal income taxation on its investment income, that it will designate distributions from the income generated by the Virginia Municipal Obligations as exempt-interest dividends and that amounts so designated qualify as exempt-interest dividends under the Code.

     Under existing Virginia law, as long as the Virginia Fund qualifies as a regulated investment company under the Code, it will be exempt from Virginia income taxation and dividends received from the Virginia Fund that are allocable to interest received by the Virginia Fund on Virginia Municipal Obligations will be exempt from Virginia income taxes.

     In this regard, notwithstanding the fact that income on certain of the obligations in the Virginia Fund may be subject to Federal income taxes, interest on certain federal obligations is exempt from Virginia income taxation. Distributions to shareholders that are attributable to interest on federal obligations that are exempt from Virginia income taxation would be exempt from Virginia income taxes. Further, to the extent distributions to shareholders are attributable to interest on Municipal Obligations other than Virginia Municipal Obligations, such distributions will be included in the shareholder's Virginia taxable income.

     As a general rule, to the extent that gain (whether as a result of the sale of Virginia Municipal Obligations by the Virginia Fund or as a result of the redemption or exchange of a share by the shareholder) is subject to federal income tax, such gain will be included in the shareholder's Virginia taxable income. Under the language of certain enabling legislation, however, such as the Virginia Industrial Development and Revenue Bond Act, the Virginia Resources Authority Act and the Virginia Housing Development Authority Act, gain made on the sale of obligations issued thereunder is expressly exempt from Virginia income taxation. Distributions to shareholders that are attributable to such gain would be exempt from Virginia income taxes.

     Although certain counties and cities in the Commonwealth are authorized to levy a local income tax upon Virginia taxable income, to date, none has undertaken to do so.

     The Commonwealth does not impose a gift tax. The Commonwealth imposes an estate tax on the transfer of a resident's federal taxable estate and a non-resident's federal taxable estate located in the Commonwealth.

                            PERFORMANCE INFORMATION

     As explained in the Prospectus, the historical investment performance of the Funds may be shown in the form of "yield," "taxable equivalent yield," "average annual total return," "cumulative total return" and "taxable equivalent total return" figures, each of which will be calculated separately for each class of shares.

     In accordance with a standardized method prescribed by rules of the Securities and Exchange Commission ("SEC"), yield is computed by dividing the net investment income per share earned during the specified one month or 30-day period by the maximum offering price per share on the last day of the period, according to the following formula:

                                        a-b      6
                          Yield = 2 [( ---- +1)    - 1]
                                        cd


     In the above formula, a = dividends and interest earned during the period; b = expenses accrued for the period (net of reimbursements); c = the average daily number of shares outstanding during the period that were entitled to receive dividends; and d = the maximum offering price per share on the last day of the period. In the case of Class A shares, the maximum offering price includes the current maximum sales charge of 4.50%.

     In computing yield, the Funds follow certain standardized accounting practices specified by SEC rules. These practices are not necessarily consistent with those that the Funds use to prepare their annual and interim financial statements in conformity with generally accepted accounting principles. Thus, yield may not equal the income paid to shareholders or the income reported in a Fund's financial statements. Yields for each class of shares of each Fund as of January 31, 1996 are set forth below.

     Taxable equivalent yield is computed by dividing that portion of the yield which is tax-exempt by the remainder of (1 minus the stated combined federal and state income tax rate, taking into account the deductibility of state taxes for federal income tax purposes) and adding the product to that portion, if any, of the yield that is not tax exempt. The taxable equivalent yields quoted below are based upon (1) the stated combined federal and state income tax rates and (2) the yields for the 30-day period ended January 31, 1996 quoted in the left-hand column.

                                                                                                    COMBINED
                                                                                                     FEDERAL       TAXABLE
                                                                                                    AND STATE     EQUIVALENT
                                 AS OF JANUARY 31, 1996                                   YIELD     TAX RATE*       YIELD
----------------------------------------------------------------------------------------  -----     ---------     ----------
Arizona Fund
  Class A Shares........................................................................  4.09 %       43.0%         7.18%
  Class C Shares........................................................................  3.54 %       43.0%         6.21%
  Class R Shares........................................................................  4.54 %       43.0%         7.96%
Florida Fund
  Class A Shares........................................................................  4.11 %       39.6%         6.80%
  Class C Shares........................................................................  3.56 %       39.6%         5.89%
  Class R Shares........................................................................  4.55 %       39.6%         7.53%
Maryland Fund**
  Class A Shares........................................................................  4.00 %       44.5%         7.21%
  Class C Shares........................................................................  3.44 %       44.5%         6.20%
  Class R Shares........................................................................  4.44 %       44.5%         8.00%
Michigan Fund
  Class A Shares........................................................................  4.22 %       43.5%         7.47%
  Class C Shares........................................................................  3.66 %       43.5%         6.48%
  Class R Shares........................................................................  4.67 %       43.5%         8.27%
New Jersey Fund
  Class A Shares........................................................................  4.49 %       43.5%         7.95%
  Class C Shares........................................................................  3.95 %       43.5%         6.99%
  Class R Shares........................................................................  4.96 %       43.5%         8.78%
Pennsylvania Fund
  Class A Shares........................................................................  4.11 %       41.5%         7.03%
  Class C Shares........................................................................  3.56 %       41.5%         6.09%
  Class R Shares........................................................................  4.56 %       41.5%         7.79%
Virginia Fund
  Class A Shares........................................................................  4.31 %       43.0%         7.56%
  Class C Shares........................................................................  3.76 %       43.0%         6.60%
  Class R Shares........................................................................  4.76 %       43.0%         8.35%

---------------

* The combined tax rates used in the table represent the highest or one of the highest combined tax rates applicable to state taxpayers, rounded to the nearest .5%; these rates do not reflect the current federal tax limitations on itemized deductions and personal exemptions, which may raise the effective tax rate and taxable equivalent yield for taxpayers above certain income levels.

** Reflects a combined federal, state and local tax rate.

     For additional information concerning taxable equivalent yields, see the Taxable Equivalent Yield Tables in the Prospectus.

     Each Fund may from time to time in its advertising and sales materials report a quotation of the current distribution rate. The distribution rate represents a measure of dividends distributed for a specified period. Distribution rate is computed by taking the most recent monthly tax-free income dividend per share, multiplying it by 12 to annualize it, and dividing by the appropriate price per share (e.g., net asset value for purchases to be made without a load such as reinvestments from Nuveen UITs, or the maximum public offering price). The distribution rate differs from yield and total return and therefore is not intended to be a complete measure of performance. Distribution rate may sometimes be higher than yield because it may not include the effect of amortization of bond premiums to the extent such premiums arise after the bonds were purchased. The distribution rates as of January 31, 1996, based on the maximum public offering price then in effect for the Funds were as follows:

                                                                                                   DISTRIBUTION RATES
                                                                                             ------------------------------
                                                                                             CLASS A*    CLASS C    CLASS R
                                                                                             --------    -------    -------
Arizona Fund...............................................................................    4.48%       3.94%      4.89%
Florida Fund...............................................................................    4.45%       3.94%      4.88%
Maryland Fund..............................................................................    4.45%       3.92%      4.89%
Michigan Fund..............................................................................    4.53%       3.97%      4.97%
New Jersey Fund............................................................................    4.85%       4.34%      5.30%
Pennsylvania Fund..........................................................................    4.43%       3.89%      4.88%
Virginia Fund..............................................................................    4.65%       4.14%      5.09%

---------------

* Assumes imposition of the maximum sales charge for Class A shares of 4.50%.

     Average annual total return quotation is computed in accordance with a standardized method prescribed by SEC rules. The average annual total return for a specific period is found by taking a hypothetical, $1,000 investment ("initial investment") in Fund shares on the first day of the period, reducing the amount to reflect the maximum sales charge, and computing the "redeemable value" of that investment at the end of the period. The redeemable value is then divided by the initial investment, and this quotient is taken to the Nth root (N representing the number of years in the period) and 1 is subtracted from the result, which is then expressed as a percentage. The calculation assumes that all income and capital gains distributions have been reinvested in Fund shares at net asset value on the reinvestment dates during the period. The annual total return figures, including the effect of the current maximum sales charge for Class A shares, for the one-year period ended January 31, 1996 and for the period from inception (on December 13, 1991 with respect to the Class R Shares and on or after September 6, 1994 with respect to the Class A Shares and Class C Shares) through January 31, 1996, respectively, were as follows:

                                                                                                ANNUAL TOTAL RETURN
                                                                                        ------------------------------------
                                                                                          FOR THE YEAR       FROM INCEPTION
                                                                                             ENDED              THROUGH
                                                                                        JANUARY 31, 1996    JANUARY 31, 1996
                                                                                        ----------------    ----------------
Arizona Fund
  Class A Shares......................................................................         8.56%               6.97%
  Class C Shares......................................................................        12.90%              10.07%
  Class R Shares......................................................................        14.09%               8.51%
Florida Fund
  Class A Shares......................................................................         8.79%               6.59%
  Class C Shares......................................................................        12.54%              10.43%
  Class R Shares......................................................................        14.05%               7.97%
Maryland Fund
  Class A Shares......................................................................         8.94%               6.10%
  Class C Shares......................................................................        13.24%               9.55%
  Class R Shares......................................................................        14.33%               7.74%
Michigan Fund
  Class A Shares......................................................................         9.52%               6.72%
  Class C Shares......................................................................        13.96%              10.92%
  Class R Shares......................................................................        14.93%               8.74%
New Jersey Fund
  Class A Shares......................................................................         7.56%               5.35%
  Class C Shares......................................................................        11.80%               9.46%
  Class R Shares......................................................................        12.88%               8.08%
Pennsylvania Fund
  Class A Shares......................................................................         9.08%               6.76%
  Class C Shares......................................................................        13.27%               8.88%
  Class R Shares......................................................................        14.40%               8.14%
Virginia Fund
  Class A Shares......................................................................         9.35%               6.58%
  Class C Shares......................................................................        13.58%               9.63%
  Class R Shares......................................................................        14.65%               8.29%

     Calculation of cumulative total return is not subject to a prescribed formula. Cumulative total return for a specific period is calculated by first taking a hypothetical initial investment in Fund shares on the first day of the period, deducting (in some cases) the maximum sales charge, and computing the "redeemable value" of that investment at the end of the period. The cumulative total return percentage is then determined by subtracting the initial investment from the redeemable value and dividing the remainder by the initial investment and expressing the result as a percentage. The calculation assumes that all income and capital gains distributions by the Fund have been reinvested at net asset value on the reinvestment dates during the period. Cumulative total return may also be shown as the increased dollar value of the hypothetical investment over the period. Cumulative total return calculations that do not include the effect of the sales charge would be reduced if such charge were included. The cumulative total returns, including the effect of the maximum sales charge for Class A Shares, for the one-year period ended January 31, 1996, and for the period from inception (on December 13, 1991 with respect to the Class R Shares and on or after September 6, 1994 with respect to the Class A Shares and Class C Shares) through January 31, 1996, respectively, were as follows:

                                                                                              CUMULATIVE TOTAL RETURN
                                                                                        ------------------------------------
                                                                                          FOR THE YEAR       FROM INCEPTION
                                                                                             ENDED              THROUGH
                                                                                        JANUARY 31, 1996    JANUARY 31, 1996
                                                                                        ----------------    ----------------
Arizona Fund
  Class A Shares......................................................................         8.56%               9.91%
  Class C Shares......................................................................        12.90%              14.31%
  Class R Shares......................................................................        14.09%              37.78%
Florida Fund
  Class A Shares......................................................................         8.79%               9.36%
  Class C Shares......................................................................        12.54%              14.61%
  Class R Shares......................................................................        14.05%              35.08%
Maryland Fund
  Class A Shares......................................................................         8.94%               8.65%
  Class C Shares......................................................................        13.24%              13.38%
  Class R Shares......................................................................        14.33%              33.99%
Michigan Fund
  Class A Shares......................................................................         9.52%               9.54%
  Class C Shares......................................................................        13.96%              15.30%
  Class R Shares......................................................................        14.93%              38.90%
New Jersey Fund
  Class A Shares......................................................................         7.56%               7.58%
  Class C Shares......................................................................        11.80%              13.09%
  Class R Shares......................................................................        12.88%              35.66%
Pennsylvania Fund
  Class A Shares......................................................................         9.08%               9.61%
  Class C Shares......................................................................        13.27%              12.67%
  Class R Shares......................................................................        14.40%              35.95%
Virginia Fund
  Class A Shares......................................................................         9.35%               9.35%
  Class C Shares......................................................................        13.58%              13.69%
  Class R Shares......................................................................        14.65%              36.70%

     Calculation of taxable equivalent total return is also not subject to a prescribed formula. Taxable equivalent total return for a specific period is calculated by first taking a hypothetical initial investment in Fund shares on the first day of the period, computing the total return for each calendar year in the period in the manner described above, and increasing the total return for each such calendar year by the amount of additional income that a taxable fund would need to have generated to equal the income on an after-tax basis, at a specified income tax rate (usually the highest marginal federal tax rate), calculated as described above under the discussion of "taxable equivalent yield." The resulting amount for the calendar year is then divided by the initial investment amount to arrive at a "taxable equivalent total return factor" for the calendar year. The taxable equivalent total return factors for all the calendar years are then multiplied together and the result is then annualized by taking its Nth root (N representing the number of years in the period) and subtracting 1, which provides a taxable equivalent total return expressed as a percentage. Using the 39.6% maximum marginal federal tax rate for 1996, the annual taxable equivalent total returns for each Fund's Shares for the one-year period ended January 31, 1996, and for the period from inception

(on December 13, 1991 with respect to the Class R Shares and on or after September 6, 1994 with respect to the Class A Shares and Class C Shares) through January 31, 1996, respectively, were as follows:

                                                                                              FROM INCEPTION
                                                                                             THROUGH JANUARY
                                                                           ONE YEAR ENDED          31,
                                                                          JANUARY 31, 1996         1996         ASSUMED
                                                                          ----------------   ----------------   COMBINED
                                                                           WITH               WITH              FEDERAL
                                                                          MAXIMUM            MAXIMUM              AND
                                                                           4.50%    AT NET    4.50%    AT NET    STATE
                                                                           SALES    ASSET     SALES    ASSET      TAX
                                                                          CHARGE    VALUE    CHARGE    VALUE     RATE*
                                                                          -------   ------   -------   ------   --------
Arizona Fund
  Class A Shares........................................................  12.44%    17.74%   10.95%    14.66%     43.0%
  Class C Shares........................................................     N/A    16.33%      N/A    13.78%     43.0%
  Class R Shares........................................................     N/A    18.33%      N/A    12.50%     43.0%
Florida Fund
  Class A Shares........................................................  12.07%    17.35%    9.91%    13.58%     39.6%
  Class C Shares........................................................     N/A    15.44%      N/A    13.37%     39.6%
  Class R Shares........................................................     N/A    17.64%      N/A    11.36%     39.6%
Maryland Fund**
  Class A Shares........................................................  12.99%    18.31%   10.22%    13.90%     44.5%
  Class C Shares........................................................     N/A    16.83%      N/A    13.17%     44.5%
  Class R Shares........................................................     N/A    18.78%      N/A    11.92%     44.5%
Michigan Fund
  Class A Shares........................................................  13.48%    18.82%   10.72%    14.42%     43.5%
  Class C Shares........................................................     N/A    17.47%      N/A    14.48%     43.5%
  Class R Shares........................................................     N/A    19.27%      N/A    12.84%     43.5%
New Jersey Fund
  Class A Shares........................................................  11.69%    16.96%    9.48%    13.14%     43.5%
  Class C Shares........................................................     N/A    15.49%      N/A    13.19%     43.5%
  Class R Shares........................................................     N/A    17.40%      N/A    12.19%     43.5%
Pennsylvania Fund
  Class A Shares........................................................  12.70%    18.01%   10.46%    14.15%     41.5%
  Class C Shares........................................................     N/A    16.50%      N/A    12.30%     41.5%
  Class R Shares........................................................     N/A    18.38%      N/A    11.93%     41.5%
Virginia Fund
  Class A Shares........................................................  13.19%    18.53%   10.51%    14.20%     43.0%
  Class C Shares........................................................     N/A    16.99%      N/A    13.28%     43.0%
  Class R Shares........................................................     N/A    18.87%      N/A    12.29%     43.0%

---------------

 *The combined tax rates used in the table do not reflect the current federal tax limitations on itemized deductions and personal exemptions, which may raise the effective tax rate and taxable equivalent yield for taxpayers above certain income levels.

**Reflects a combined federal, state and local tax rate.

     From time to time, a Fund may compare its risk-adjusted performance with other investments that may provide different levels of risk and return. For example, a Fund may compare its risk level, as measured by the variability of its periodic returns, or its risk-adjusted total return, with those of other funds or groups of funds. Risk-adjusted total return would be calculated by adjusting each investment's total return to account for the risk level of the investment.

     A Fund may also compare its tax-adjusted total return with that of other funds or groups of funds. This measure would take into account the tax-exempt nature of exempt-interest dividends and the payment of income taxes on a fund's distributions of net realized capital gains and ordinary income.

     The risk level for a class of shares of a Fund, and any of the other investments used for comparison, would be evaluated by measuring the variability of the investment's return, as indicated by the annualized standard deviation of the investment's monthly returns over a specified measurement period (e.g., three years). An investment with a higher annualized standard deviation of monthly returns would indicate that a fund had greater price variability, and therefore greater risk, than an investment with a lower annualized standard deviation. The annualized standard deviation of monthly returns for the three years ended January 31, 1996, for the Class R Shares of each of the Funds, was as follows:

                                                                                                   ANNUALIZED
                                                                                                    STANDARD
                                                                                                   DEVIATION
                                                                                                   OF RETURN
                                                                                                   ----------
            Arizona Fund.........................................................................     6.70%
            Florida Fund.........................................................................     7.58%
            Maryland Fund........................................................................     6.13%
            Michigan Fund........................................................................     6.57%
            New Jersey Fund......................................................................     5.68%
            Pennsylvania Fund....................................................................     7.27%
            Virginia Fund........................................................................     6.96%

     The risk-adjusted total return for a class of shares of a Fund and for other investments over a specified period would be evaluated by dividing (a) the remainder of the investment's annualized three-year total return minus the annualized total return of an investment in short-term tax-exempt securities (essentially a risk-free return) over that period, by (b) the annualized standard deviation of the investment's monthly returns for the period. This ratio is sometimes referred to as the "Sharpe measure" of return. An investment with a higher Sharpe measure would be regarded as producing a higher return for the amount of risk assumed during the measurement period than an investment with a lower Sharpe measure. The Sharpe measure, for the three-year period ended January 31, 1996, for the Class R Shares of each of the Funds was as follows:

                                                                                                     SHARPE
                                                                                                     MEASURE
                                                                                                     -------
            Arizona Fund...........................................................................   0.663
            Florida Fund...........................................................................   0.558
            Maryland Fund..........................................................................   0.659
            Michigan Fund..........................................................................   0.697
            New Jersey Fund........................................................................   0.763
            Pennsylvania Fund......................................................................   0.582
            Virginia Fund..........................................................................   0.614

     Class A Shares of the Funds are sold at net asset value plus a current maximum sales charge of 4.50% of the offering price. This current maximum sales charge will typically be used for purposes of calculating performance figures. Yield, returns and net asset value of each class of shares of the Funds will fluctuate. Factors affecting the performance of the Funds include general market conditions, operating expenses and investment management. Any additional fees charged by a securities representative or other financial services firm would reduce returns described in this section. Shares of the Funds are redeemable at net asset value, which may be more or less than original cost.

     In reports or other communications to shareholders or in advertising and sales literature, the Funds may also compare their performance with that of: (1) the Consumer Price Index or various unmanaged bond indexes such as the Lehman Brothers Municipal Bond Index and the Salomon Brothers High Grade Corporate Bond Index and (2) other fixed income or municipal bond mutual funds or mutual fund indexes as reported by Lipper Analytical Services, Inc. ("Lipper"), Morningstar, Inc. ("Morningstar"), Wiesenberger Investment Companies Service ("Wiesenberger") and CDA Investment Technologies, Inc. ("CDA") or similar independent services which monitor the performance of mutual funds, or other industry or financial publications such as Barron's, Changing Times, Forbes and Money Magazine. Performance comparisons by these indexes, services or publications may rank mutual funds over different periods of time by means of aggregate, average, year-by-year, or other types of total return and performance figures. Any given performance quotation or performance comparison should not be considered as representative of the performance of the Funds for any future period.

     There are differences and similarities between the investments which the Funds may purchase and the investments measured by the indexes and reporting services which are described herein. The Consumer Price Index is generally considered to be a measure of inflation. The CDA Mutual Fund-Municipal Bond Index is a weighted performance average of other mutual funds with a federally tax-exempt income objective. The Salomon Brothers High Grade Corporate Bond Index is an unmanaged index that generally represents the performance of high grade long-term taxable bonds during various market conditions. The Lehman Brothers Municipal Bond Index is an unmanaged index that generally represents the performance of high grade intermediate and long-term municipal bonds during various market conditions. Lipper, Morningstar, Wiesenberger and CDA are widely recognized mutual fund reporting services whose performance calculations are based upon changes in net asset value with all dividends reinvested and which do not include the effect of any sales charges. The market prices and yields of taxable and tax-exempt bonds will fluctuate. The Funds primarily invest in investment grade Municipal Obligations in pursuing their objective of as high a level of current interest income which is exempt from federal and state income tax as is consistent, in the view of the Funds' management, with preservation of capital.

     The Funds may also compare their taxable equivalent total return performance to the total return performance of taxable income funds such as treasury securities funds, corporate bond funds (either investment grade or high yield), or Ginnie Mae funds. These types of funds, because of the character of their underlying securities, differ from municipal bond funds in several respects. The susceptibility of the price of treasury bonds to credit risk is far less than that of municipal bonds, but the price of treasury bonds tends to be slightly more susceptible to change resulting from changes in market interest rates. The susceptibility of the price of investment grade corporate bonds and municipal bonds to market interest rate changes and general credit changes is similar. High yield bonds are subject to a greater degree of price volatility than municipal bonds resulting from changes in market interest rates and are particularly susceptible to volatility from credit changes. Ginnie Mae bonds are generally subject to less price volatility than municipal bonds from credit concerns, due primarily to the fact that the timely payment of monthly installments of principal and interest are backed by the full faith and credit of the U.S. Government, but Ginnie Mae bonds of equivalent coupon and maturity are generally more susceptible to price volatility resulting from market interest rate changes. In addition, the volatility of Ginnie Mae bonds due to changes in market interest rates may differ from municipal bonds of comparable coupon and maturity because bonds of the sensitivity of Ginnie Mae prepayment experience to change in interest rates.

                   ADDITIONAL INFORMATION ON THE PURCHASE AND
                           REDEMPTION OF FUND SHARES

     As described in the Prospectus, each Fund has adopted a Flexible Pricing Program which provides you with alternative ways of purchasing Fund shares based upon your individual investment needs and preferences. You may purchase Class A Shares at a price equal to their net asset value plus an up-front sales charge. For information regarding the up-front sales charge on Class A shares, see the table under "How to Buy Fund Shares" of the Prospectus. Set forth is an example of the method of computing the offering price of the Class A shares of each of the Funds. The example assumes a purchase on January 31, 1996 of Class A shares from the Arizona Fund aggregating less than $50,000 subject to the schedule of sales charges set forth in the Prospectus at a price based upon the net asset value of the Class A shares.

            Net Asset Value per share...............................................................  $ 10.74
            Per Share Sales Charge -- 4.50% of public offering price (4.71% of net asset value per share)................................................................................  $ 0.506
            Per Share Offering Price to the Public..................................................  $11.246

     You may purchase Class C Shares without any up-front sales charge at a price equal to their net asset value, but subject to an annual distribution fee designed to compensate Authorized Dealers over time for the sale of Fund shares. Class C Shares are subject to a contingent deferred sales charge for redemption within 12 months of purchase. Class C Shares automatically convert to Class A Shares six years after purchase. Both Class A Shares and Class C Shares are subject to annual service fees, which are used to compensate Authorized Dealers for providing you with ongoing account services.

     Under the Flexible Pricing Program, all Fund shares outstanding as of September 6, 1994, have been designated as Class R Shares. Class R Shares are available for purchase at a price equal to their net asset value only under certain limited circumstances, or by specified investors, as described herein.

     Each class of shares of a Fund represents an interest in the same portfolio of investments. Each class of shares is identical in all respects except that each class bears its own class expenses, including distribution and administration expenses, and each class has exclusive voting rights with respect to any distribution or service plan applicable to its shares. In addition, the Class C Shares are subject to a conversion feature, as described below. As a result of the differences in the expenses borne by each class of shares, net income per share, dividends per share and net asset value per share will vary among a Fund's classes of shares.

     Shareholders of each class will shares expenses proportionately for services that are received equally by all shareholders. A particular class of shares will bear only those expenses that are directly attributable to that class, where the type or amount of services received by a class varies from one class to another. For example, class-specific expenses generally will include distribution and service fees.

     Each Fund has special purchase programs under which certain persons may purchase Class A Shares at reduced sales charges. One such program is available to members of a "qualified group."

     An individual who is a member of a "qualified group" may purchase Class A Shares of a Fund (or any other Nuveen Fund with respect to which a sales charge is imposed), at the reduced sales charge applicable to the group taken as a whole. A "qualified group" is one which (i) has been in existence for more than six months; (ii) has a purpose other than investment; (iii) has five or more participating members; (iv) has agreed to include sales literature and other materials related to the Fund in publications and mailings to members; (v) has agreed to have its group administrator submit a single bulk order and make payment with a single remittance for all investments in the Fund during each investment period by all participants who choose to invest in the Fund; and (vi) has agreed to provide the Fund's transfer agent with appropriate backup data for each participant of the group in a format fully compatible with the transfer agent's processing system.

     The "amount" of a share purchase by a participant in a group purchase program for purposes of determining the applicable sales charge is (i) the aggregate value of all shares of the Fund (and all other Nuveen Funds with respect to which a sales charge is imposed) currently held by participants of the group, plus (ii) the amount of shares currently being purchased.

     Special Sales Charge Waivers. Class A Shares of the Funds may be purchased at net asset value without a sales charge, and Class R Shares may be purchased, by the following categories of investors:

     - officers, trustees and retired trustees of the Trust;

     - bona fide, full-time and retired employees of Nuveen, any parent company of Nuveen, and subsidiaries thereof, or their immediate family members (as defined below);

     - any person who, for at least 90 days, has been an officer, director or bona fide employee of any Authorized Dealer, or their immediate family members;

     - officers and directors of bank holding companies that make Fund shares available directly or through subsidiaries or bank affiliates;

     - bank or broker-affiliated trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, advisory, custodial or similar capacity;

     - investors purchasing through a mutual fund purchase program sponsored by a broker-dealer that offers a selected group of mutual funds either without a transaction fee or with an asset-based fee or a fixed fee that does not vary with the amount of the purchase. In order to qualify, such purchase program must offer a full range of mutual fund related services and shareholder account servicing capabilities, including establishment and maintenance of shareholder accounts, addressing investor inquiries regarding account activity and investment performances, processing of trading and dividend activity and generation of monthly account statements and year-end tax reporting; and

     - registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees to their customers for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

     The Funds may encourage registered representatives and their firms to help apportion their assets among bonds, stocks and cash, and may seek to participate in programs that recommend a portion of their assets be invested in tax-free, fixed income securities.

     To help advisers and investors better understand and most efficiently use the Funds to reach their investment goals, the Funds may advertise and create specific investment programs and systems. For example, this may include information on how to use the Funds to accumulate assets for future education needs or periodic payments such as insurance premiums. The Funds may produce software or additional sales literature to promote the advantages of using the Funds to meet these and other specific investor needs.

     Exchanges of shares of a Fund for shares of a Nuveen money market fund may be made on days when both funds calculate a net asset value and make shares available for public purchase. Shares of the Nuveen money market funds may be purchased on days on which the Federal Reserve Bank of Boston is normally open for business. In addition to the holidays observed by the Fund, the Nuveen money market funds observe and will not make fund shares available for purchase on the following holidays: Martin Luther King's Birthday, Columbus Day and Veterans Day.

     For more information on the procedure for purchasing shares of the Funds and on the special purchase programs available thereunder, see "How to Buy Fund Shares" in the Prospectus.

     Nuveen serves as the principal underwriter of the shares of each of the Funds pursuant to a "best efforts" arrangement as provided by a distribution agreement with the Trust, dated December 12, 1991 and last renewed on July 27, 1995 ("Distribution Agreement"). Pursuant to the Distribution Agreement, the Trust appointed Nuveen to be its agent for the distribution of the Funds' shares on a continuous offering basis. Nuveen sells shares to or through brokers, dealers, banks or other qualified financial intermediaries (collectively referred to as "Dealers"), or others, in a manner consistent with the then effective registration statement of the Trust. Pursuant to the Distribution Agreement, Nuveen, at its own expense, finances certain activities incident to the sale and distribution of the Funds' shares, including printing and distributing of prospectuses and statements of additional information to other than existing shareholders, the printing and distributing of sales literature, advertising and payment of compensation and giving of concessions to Dealers. Nuveen receives for its services the excess, if any, of the sales price of the Funds' shares less the net asset value of those shares, and reallows a majority or all of such amounts to the Dealers who sold the shares; Nuveen may act as such a Dealer. Nuveen also receives compensation pursuant to a distribution plan adopted by the Trust pursuant to Rule 12b-1 and described herein under "Distribution and Service Plan." Nuveen receives any CDSCs imposed on redemptions of Class C Shares redeemed within 12 months of purchase, but any amounts as to which a reinstatement privilege is not exercised are set off against and reduce amounts otherwise payable to Nuveen pursuant to the distribution plan.

     The following table sets forth the aggregate amount of underwriting commissions with respect to the sale of Fund shares and the amount thereof retained by Nuveen for each of the Funds for the last three fiscal years. All figures are to the nearest thousand.

                                                        YEAR ENDED                 YEAR ENDED                 YEAR ENDED
                                                     JANUARY 31, 1996           JANUARY 31, 1995           JANUARY 31, 1994
                                                 ------------------------   ------------------------   ------------------------
                                                  AMOUNT OF      AMOUNT      AMOUNT OF      AMOUNT      AMOUNT OF      AMOUNT
                                                 UNDERWRITING   RETAINED    UNDERWRITING   RETAINED    UNDERWRITING   RETAINED
                     FUND                        COMMISSIONS    BY NUVEEN   COMMISSIONS    BY NUVEEN   COMMISSIONS    BY NUVEEN
-----------------------------------------------  ------------   ---------   ------------   ---------   ------------   ---------
Arizona Fund...................................    $ 96,000      $13,000      $ 88,000      $20,000      $178,000      $29,000
Florida Fund...................................     106,000       25,000       178,000       32,000       462,000       84,000
Maryland Fund..................................     160,000       26,000       216,000       38,000       474,000       61,000
Michigan Fund..................................      89,000       26,000       127,000       30,000       260,000       35,000
New Jersey Fund................................     241,000       16,000       255,000       35,000       527,000       76,000
Pennsylvania Fund..............................     113,000       20,000       236,000       45,000       459,000       67,000
Virginia Fund..................................     130,000       14,000       255,000       30,000       544,000       78,000

                         DISTRIBUTION AND SERVICE PLAN

     Each Fund has adopted a plan (the "Plan") pursuant to Rule 12b-1 under the Investment Company Act of 1940, which provides that Class C Shares will be subject to an annual distribution fee, and that both Class A Shares and Class C Shares will be subject to an annual service fee. Class R Shares will not be subject to either distribution or service fees.

     The distribution fee applicable to Class C Shares under each Fund's Plan will be payable to reimburse Nuveen for services and expenses incurred in connection with the distribution of Class C Shares. These expenses include payments to Authorized Dealers, including Nuveen, who are brokers of record with respect to the Class C Shares, as well as, without limitation, expenses of printing and distributing prospectuses to persons other than shareholders of the Fund, expenses of preparing, printing and distributing advertising and sales literature and reports to shareholders used in connection with the sale of Class C Shares, certain other expenses associated with the distribution of Class C Shares, and any distribution-related expenses that may be authorized from time to time by the Board of Trustees.

     The service fee applicable to Class A Shares and Class C Shares under each Fund's Plan will be payable to Authorized Dealers in connection with the provision of ongoing account services to shareholders.

     These services may include establishing and maintaining shareholder accounts, answering shareholder inquiries and providing other personal services to shareholders.

     Each Fund may spend up to .25 of 1% per year of the average daily net assets of Class A Shares as a service fee under the Plan applicable to Class A Shares. Each Fund may spend up to .75 of 1% per year of the average daily net assets of Class C Shares as a distribution fee and up to .25 of 1% per year of the average daily net assets of Class C Shares as a service fee under the Plan applicable to Class C Shares. The .75 of 1% distribution fee will be reduced by the amount of any CDSC imposed on the redemption of Class C Shares within 12 months of purchase as to which a reinstatement privilege has not been exercised. For the fiscal year ended January 31, 1996, 100% of service fees and distribution fees were paid out as compensation to Authorized Dealers. The amount of compensation paid to Authorized Dealers for the fiscal year ended January 31, 1996 was $6,771 for the Arizona Fund, $9,232 for the Florida Fund, $22,018 for the Maryland Fund, $7,144 for the Michigan Fund, $23,280 for the New Jersey Fund, $16,190 for the Pennsylvania Fund and $15,510 for the Virginia Fund.

     Under each Fund's Plan, the Fund will report quarterly to the Board of Trustees for its review all amounts expended per class of shares under the Plan. The Plan may be terminated at any time with respect to any class of shares, without the payment of any penalty, by a vote of a majority of the trustees who are not "interested persons" and who have no direct or indirect financial interest in the Plan or by vote of a majority of the outstanding voting securities of such class. The Plan may be renewed from year to year if approved by a vote of the Board of Trustees and a vote of the non-interested trustees who have no direct or indirect financial interest in the Plan cast in person at a meeting called for the purpose of voting on the Plan. The Plan may be continued only if the trustees who vote to approve such continuance conclude, in the exercise of reasonable business judgment and in light of their fiduciary duties under applicable law, that there is a reasonable likelihood that the Plan will benefit the Fund and its shareholders. The Plan may not be amended to increase materially the cost which a class of shares may bear under the Plan without the approval of the shareholders of the affected class, and any other material amendments of the Plan must be approved by the non-interested trustees by a vote cast in person at a meeting called for the purpose of considering such amendments. During the continuance of the Plan, the selection and nomination of the non-interested trustees of the Trust will be committed to the discretion of the non-interested trustees then in office.

                  INDEPENDENT PUBLIC ACCOUNTANTS AND CUSTODIAN

     Arthur Andersen LLP, independent public accountants, 33 W. Monroe Street, Chicago, Illinois 60603 have been selected as auditors for the Trust. In addition to audit services, Arthur Andersen LLP, will provide consultation and assistance on accounting, internal control, tax and related matters. The financial statements incorporated by reference elsewhere in this Statement of Additional Information and the information set forth under "Financial Highlights" in the Prospectus have been audited by Arthur Andersen LLP as indicated in their report with respect thereto, and are included in reliance upon the authority of said firm as experts in giving said report.

     The custodian of the assets of the Funds is The Chase Manhattan Bank, N.A., 770 Broadway, New York, NY 10003. The custodian performs custodial, fund accounting and portfolio accounting services.

                          NUVEEN TAX-FREE MUTUAL FUNDS

                            PORTFOLIO OF INVESTMENTS

                                    ARIZONA

                                JANUARY 31, 1996

 PRINCIPAL                                                                                OPT. CALL                   MARKET
  AMOUNT                                     DESCRIPTION                                 PROVISIONS*    RATINGS**      VALUE
-------------------------------------------------------------------------------------------------------------------------------
$   250,000   Arizona Certificates of Participation, 6.250%, 9/01/10...................   9/02 at 102        Aaa    $   272,493
              Arizona Education Loan Marketing Corporation, Alternative Minimum Tax:
    200,000   7.000%, 3/01/05..........................................................   3/02 at 101          A        210,860
    100,000   6.375%, 9/01/05..........................................................   9/02 at 101         Aa        105,202
    300,000   Arizona Health Facilities Authority (Phoenix Baptist Hospital and Medical
                Center), 6.250%, 9/01/11...............................................   9/03 at 100        Aaa        324,888
    200,000   Arizona Municipal Financing Program, Certificates of Participation,
                7.700%, 8/01/10........................................................  No Opt. Call        Aaa        248,448
    200,000   Arizona State Transportation Board, 6.500%, 7/01/11 (Pre-refunded to
                7/01/02)...............................................................       7/02 at        Aaa        228,050
                                                                                              101 1/2
    700,000   Arizona State University Research Park, 5.000%, 7/01/21..................   7/06 at 100        Aaa        673,190
              Arizona State University:
    500,000   5.750%, 7/01/12..........................................................   7/02 at 101         AA        514,705
    500,000   5.500%, 7/01/19..........................................................   7/02 at 101         AA        500,730
    500,000   Arizona Student Loan Acquisition Authority, Alternative Minimum Tax,
                6.600%, 5/01/10........................................................   5/04 at 102         Aa        518,205
              Arizona Wastewater Management Authority:
    175,000   5.950%, 7/01/12..........................................................   7/02 at 102        Aaa        185,719
    250,000   5.750%, 7/01/15..........................................................   7/05 at 102        Aaa        261,385
    700,000   Apache County Public Finance Corporation, Certificates of Participation,
                5.500%, 5/01/10........................................................   5/00 at 102          A        714,119
    195,000   Central Arizona Water Conservation District, 6.500%, 11/01/11
                (Pre-refunded to 5/01/01)..............................................   5/01 at 102        AA-        219,646
    300,000   Cochise County Unified School District No. 68, General Obligation,
                7.500%, 7/01/10........................................................  No Opt. Call        Aaa        382,296
    250,000   Coconino and Yavapai Counties, Joint Unified School District No. 9,
                6.750%, 7/01/07........................................................   7/01 at 101         A-        273,245
    550,000   Douglas Municipal Property Corporation, 5.750%, 7/01/15..................   7/05 at 101        Aaa        574,294
    280,000   Eloy Municipal Property Corporation, 7.000%, 7/01/11.....................   7/02 at 101        BBB        301,034
    375,000   Maricopa Rural Road Improvement District, 6.900%, 7/01/05................   7/99 at 101        N/R        396,461
    300,000   Maricopa County Hospital District No. 1, 6.250%, 6/01/10.................   6/04 at 101        Aaa        328,662
    500,000   Maricopa County Industrial Development Authority (Samaritan Health
                Services), 7.000%, 12/01/16............................................  No Opt. Call        Aaa        622,100
    600,000   Maricopa County Industrial Development Authority (Baptist Hospital),
                5.500%, 9/01/16........................................................   9/05 at 101        Aaa        603,804
              Maricopa County School District No. 28, General Obligation:
    265,000   6.000%, 7/01/12 (Pre-refunded to 7/01/02)................................   7/02 at 100        Aaa        291,733
     50,000   6.000%, 7/01/12..........................................................   7/02 at 100        Aaa         52,784
    200,000   Maricopa County Unified School District No. 41, 6.500%, 7/01/08
                (Pre-refunded to 7/01/02)..............................................   7/02 at 100        Aaa        225,750
    250,000   Maricopa County Unified School District No. 69 (Paradise Valley), 6.500%,
                7/01/09 (Pre-refunded to 7/01/01)......................................   7/01 at 100        Aaa        278,998
    500,000   Mohave County Industrial Development Authority (Citizens Utilities
                Company), Alternative Minimum Tax, 6.600%, 5/01/29.....................  11/03 at 101        AAA        528,845
              Navajo County Pollution Control Corporation (Arizona Public Service
                Company):
  1,000,000   5.875%, 8/15/28..........................................................   8/03 at 102       Baa1        993,510
    750,000   5.500%, 8/15/28..........................................................   8/03 at 102        Aaa        747,165
    425,000   Peoria Improvement District (North Valley Power Center), 7.300%,
                1/01/12................................................................   1/03 at 101        BBB        461,835
    200,000   Phoenix General Obligation, 6.500%, 7/01/11 (Pre-refunded to 7/01/99)....   7/99 at 102        AA+        220,116
    250,000   Phoenix Civic Improvement Corporation, Airport Terminal Excise Tax,
                Alternative Minimum Tax, 7.800%, 7/01/11...............................   7/97 at 102        AA+        266,505
    295,000   Phoenix Housing Finance Corporation FHA-Insured, 6.500%, 7/01/24.........   7/02 at 101        Aaa        305,310
              Phoenix Civic Improvement Corporation, Wastewater System:
  1,000,000   5.000%, 7/01/18..........................................................   7/04 at 102         A1        950,180
    400,000   6.125%, 7/01/23 (Pre-refunded to 7/01/03)................................   7/03 at 102        AAA        452,028
    200,000   Phoenix Industrial Development Authority, FHA-Insured (Chris Ridge
                Village Project), 6.750%, 11/01/12.....................................  11/02 at 101        AAA        212,054
    300,000   Phoenix Junior Lien Street and Highway, 6.250%, 7/01/11..................   7/02 at 102         A+        320,919
    500,000   Phoenix Industrial Development Authority, GNMA (Meadow Glen Apartments),
                5.800%, 8/20/28........................................................   2/03 at 102        Aaa        498,530
    485,000   Phoenix Industrial Development Authority, Single Family Mortgage,
                Alternative Minimum Tax, 6.150%, 12/01/08..............................   6/05 at 102        AAA        489,641

 PRINCIPAL                                                                                OPT. CALL                   MARKET
  AMOUNT                                     DESCRIPTION                                 PROVISIONS*    RATINGS**      VALUE
-------------------------------------------------------------------------------------------------------------------------------
$   500,000   Phoenix Industrial Development Authority (John C. Lincoln Hospital and
                Health Center):
              6.000%, 12/01/10.........................................................  12/03 at 102       BBB+    $   517,530
    500,000   6.000%, 12/01/14.........................................................  12/03 at 102       BBB+        497,495
    290,000   Pima County Industrial Development Authority (Tucson Electric), 7.250%,
                7/15/10................................................................   1/02 at 103        Aaa        328,999
    300,000   Pima County Unified School District No. 1, General Obligation, 6.100%,
                7/01/12................................................................   7/02 at 102        Aaa        321,852
    500,000   Pima County, Single Family Mortgage, 6.500%, 2/01/17.....................   8/05 at 102          A        515,525
              Pinal County, Certificates of Participation:
    300,000   6.375%, 6/01/06..........................................................   6/02 at 100         AA        329,895
    200,000   6.500%, 6/01/09..........................................................   6/02 at 100         AA        215,810
              Salt River Project Agricultural Improvement and Power District:
    300,000   5.750%, 1/01/19..........................................................   1/02 at 100         Aa        302,748
    280,000   5.750%, 1/01/20..........................................................   3/96 at 100         Aa        279,997
    225,000   Tempe General Obligation, 6.000%, 7/01/08................................   7/02 at 101        AA+        242,118
    500,000   Tempe Industrial Development Authority, Multi-Family Housing, FHA-Insured
                (Quadrangles Village Apartments), 6.250%, 6/01/26......................   6/03 at 102        AAA        513,815
    600,000   Tempe Union High School District No. 213, General Obligation, 6.000%,
                7/01/12................................................................   7/04 at 101        Aaa        643,674
    500,000   Tucson General Obligation, 6.250%, 7/01/18...............................   7/04 at 101        Aaa        544,885
    575,000   Tucson Airport Authority, 5.700%, 6/01/13................................   6/03 at 102        Aaa        591,376
    250,000   Tucson Local Business Development Finance Corporation, 6.250%, 7/01/12...   7/02 at 102        Aaa        272,115
    300,000   University of Arizona, 6.250%, 6/01/11...................................   6/02 at 102         AA        323,064
    335,000   Yavapai County Community College, 6.000%, 7/01/12........................   7/03 at 101         A-        349,076
    675,000   Yuma County Union High School District No. 70, General Obligation,
                5.700%, 7/01/06........................................................   7/02 at 101        Aaa        720,285
-----------
$22,125,000   Total Investments--(Cost $21,884,694)--97.9%.............................                              23,265,698
===========   -----------------------------------------------------------------------------------------------------------------
              Other Assets Less Liabilities--2.1%......................................                                 490,183
              -----------------------------------------------------------------------------------------------------------------
              Net Assets--100%.........................................................                             $23,755,881
              =================================================================================================================

                                                                                                 NUMBER       MARKET      MARKET
                                                    STANDARD & POOR'S          MOODY'S          OF ISSUES      VALUE      PERCENT
---------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF RATINGS**                                              AAA                     Aaa       31      $12,725,168      55%
PORTFOLIO OF INVESTMENTS:                                AA+, AA, AA-       Aa1, Aa, Aa2, Aa3       13        4,038,741      17
                                                                   A+                      A1        2        1,271,099       5
                                                                A, A-               A, A2, A3        5        2,062,825       9
                                                      BBB+, BBB, BBB-   Baa1, Baa, Baa2, Baa3        5        2,771,404      12
                                                            Non-rated               Non-rated        1          396,461       2
---------------------------------------------------------------------------------------------------------------------------------
        TOTAL                                                                                       57      $23,265,698     100%
=================================================================================================================================

 * Optional call provisions (not covered by the report of independent public accountants): Dates (month and year) and prices of the earliest optional call or redemption. There may be other call provisions at varying prices at later dates.
** Ratings (not covered by the report of independent public accountants): Using the higher of Standard & Poor's or Moody's rating.
N/R--Investment is not rated.

                See accompanying notes to financial statements.

                          NUVEEN TAX-FREE MUTUAL FUNDS

                            PORTFOLIO OF INVESTMENTS

                                    FLORIDA

                                JANUARY 31, 1996

 PRINCIPAL                                                                                OPT. CALL                   MARKET
  AMOUNT                                     DESCRIPTION                                 PROVISIONS*    RATINGS**      VALUE
-------------------------------------------------------------------------------------------------------------------------------
$   300,000   Florida Department of General Services, General Obligation, 6.600%,
                7/01/17................................................................   7/02 at 101         Aa    $   332,154
  2,500,000   Florida Housing Finance Agency, Alternative Minimum Tax, 6.875%,
                8/01/26................................................................   2/05 at 102        Aaa      2,672,225
    750,000   Florida Housing Finance Agency, 6.400%, 6/01/24..........................   6/02 at 103        AAA        776,003
     30,000   Florida Housing Finance Agency, Home Ownership (GNMA), Alternative
                Minimum Tax, 8.595%, 11/01/18..........................................  No Opt. Call        AAA         31,802
              Florida Municipal Power Agency:
  1,000,000   6.250%, 10/01/21 (Pre-refunded to 10/01/02)..............................  10/02 at 102        Aaa      1,135,100
  1,145,000   6.000%, 10/01/27 (Pre-refunded to 10/01/02)..............................  10/02 at 102        Aaa      1,283,179
  1,000,000   Florida Municipal Power Agency, St. Lucie Project, 5.500%, 10/01/12......  10/02 at 102        Aaa      1,022,390
              Florida State Board of Education:
  1,160,000   7.100%, 6/01/07..........................................................  No Opt. Call        Aaa      1,276,766
  2,250,000   5.875%, 6/01/20..........................................................   6/05 at 101         Aa      2,338,110
    460,000   7.250%, 6/01/23 (Pre-refunded to 6/01/00)................................   6/00 at 102        Aaa        527,450
  2,680,000   7.250%, 6/01/23..........................................................   6/00 at 102         Aa      3,007,255
  1,650,000   Florida Turnpike Authority, 6.350%, 7/01/22 (Pre-refunded to 7/01/02)....   7/02 at 101        Aaa      1,863,279
    300,000   Brevard County Educational Facilities Authority (Florida Institute of
                Technology), 6.875%, 11/01/22..........................................  11/02 at 102        BBB        308,484
    600,000   Broward County Housing Finance Authority (Lakeside Apartments), 7.000%,
                2/01/25................................................................   2/05 at 102        AAA        647,310
    190,000   Cape Coral Health Facilities Authority (Cape Coral Medical Center),
                8.125%, 11/01/08.......................................................  No Opt. Call        Aaa        212,589
  1,000,000   Dade County (Miami International Airport), Alternative Minimum Tax,
                6.550%, 10/01/13.......................................................  10/02 at 102        Aaa      1,096,780
    115,000   Dade County Housing Finance Authority, Single Family Mortgage,
                Alternative Minimum Tax, 7.250%, 9/01/23...............................   3/01 at 102        Aaa        121,089
  2,480,000   Dade County (Jackson Memorial Hospital), 4.875%, 6/01/15.................   6/03 at 102        Aaa      2,348,982
    470,000   Dade County Special Housing (City of Miami Developments), 12.000%
                7/01/12................................................................   3/96 at 102          A        482,220
    255,000   Dade County (Courthouse Center), 6.300%, 4/01/14.........................   4/04 at 102          A        274,717
    250,000   Dade County Health Facilities Authority (South Miami Hospital), 7.000%,
                10/01/18 (Pre-refunded to 10/01/99)....................................  10/99 at 102        Aaa        281,388
    300,000   Dade County Health Facilities Authority (North Shore Medical Center),
                6.500%, 8/15/15........................................................   8/02 at 102        Aaa        326,976
  1,000,000   Davie Water and Sewer System, 6.250%, 10/01/17...........................  10/02 at 102        Aaa      1,073,510
    600,000   Daytona Beach Water and Sewer System, 6.000%, 11/15/14...................  11/02 at 102        Aaa        636,288
  1,600,000   Dunedin (Mease Health Care), 5.375%, 11/15/13............................  11/03 at 101        Aaa      1,615,632
              Escambia County Housing Finance Authority,
              Single Family Mortgage,
              Alternative Minimum Tax:
    325,000   6.900%, 4/01/20..........................................................  10/02 at 102        Aaa        340,727
  2,000,000   6.950%, 10/01/27.........................................................   4/05 at 102        Aaa      2,098,140
    500,000   Escambia County School Board, Certificates of Participation, 6.375%,
                2/01/12................................................................   2/02 at 100        Aaa        536,735
    500,000   Gainesville Utility System, 6.500%, 10/01/22.............................  10/02 at 102         Aa        549,080
  1,200,000   Hillsborough County Industrial Development Authority, Pollution Control
                (Tampa Electric), 8.000%, 5/01/22......................................   5/02 at 103        Aa2      1,439,112
    250,000   Hillsborough County, Capital Improvement (Museum of Science and
                Industry), 6.400%, 1/01/12 (Pre-refunded to 1/01/00)...................   1/00 at 102          A        275,633
    250,000   Hollywood Water and Sewer System, 6.875%, 10/01/21 (Pre-refunded to
                10/01/01)..............................................................  10/01 at 102        Aaa        288,305
              Jacksonville Electric Authority:
    470,000   7.500%, 10/01/02.........................................................      10/97 at        Aa1        503,224
                                                                                              101 1/2
    500,000   5.500%, 10/01/14.........................................................  10/02 at 101        Aa1        501,975
    790,000   5.250%, 10/01/21.........................................................  10/02 at 101        Aa1        766,648
  1,000,000   5.250%, 10/01/28.........................................................  10/02 at 101        Aa1        967,340
    250,000   Jacksonville Excise Taxes, 6.500%, 10/01/13..............................  10/02 at 102        Aaa        276,795
    605,000   Jacksonville Health Facilities Authority (Daughters of Charity Health
                System--
                St. Vincent), 7.500%, 11/01/15 (Pre-refunded to 11/01/00)..............  11/00 at 102        Aaa        706,900
    375,000   Jacksonville Water and Sewer (Jacksonville Suburban Utilities
                Corporation), Alternative Minimum Tax, 6.750%, 6/01/22.................   6/02 at 102         A2        409,174
    250,000   Jupiter Water System, 6.250%, 10/01/18...................................  10/01 at 102        Aaa        266,320
  1,300,000   Kissimmee Utility Authority, Electric System, 5.375%, 10/01/12...........  10/03 at 102        Aaa      1,322,451
  1,000,000   Manatee County Housing Finance Authority, Single Family Mortgage,
                Alternative Minimum Tax, 7.600%, 11/01/26..............................  11/05 at 105        Aaa      1,104,650

 PRINCIPAL                                                                                OPT. CALL                   MARKET
  AMOUNT                                     DESCRIPTION                                 PROVISIONS*    RATINGS**      VALUE
-------------------------------------------------------------------------------------------------------------------------------
$ 2,550,000   Miami Beach Water and Sewer System, 5.375%, 9/01/15......................   9/05 at 102        Aaa    $ 2,549,873
    250,000   North Broward Hospital District, 6.250%, 1/01/12.........................   1/02 at 102        Aaa        268,555
              Orange County Sales Tax:
    145,000   6.125%, 1/01/19..........................................................  No Opt. Call        Aaa        158,768
  1,500,000   5.375%, 1/01/24..........................................................   1/03 at 102        Aaa      1,489,200
    500,000   Orange County Water Utilities System, 6.250%, 10/01/17...................   4/02 at 102        Aaa        535,045
  1,000,000   Orange County Housing Finance Authority (Ashley Point Apartments),
                Alternative Minimum Tax, 7.100%, 10/01/24..............................  10/01 at 101       BBB+      1,037,930
              Orlando Utilities Commission:
  1,250,000   6.000%, 10/01/20.........................................................  10/02 at 102         Aa      1,291,213
  1,000,000   5.500%, 10/01/20.........................................................  10/99 at 100         Aa        999,250
              Orlando and Orange County Expressway Authority:
  1,000,000   5.500%, 7/01/18..........................................................   7/03 at 102        Aaa      1,007,620
  1,000,000   5.125%, 7/01/20..........................................................   7/03 at 102        Aaa        968,820
              Palm Beach County Criminal Justice Facilities:
  1,000,000   5.300%, 6/01/05..........................................................  No Opt. Call        Aaa      1,063,100
  1,000,000   5.375%, 6/01/10..........................................................  No Opt. Call        Aaa      1,045,810
  2,000,000   Pensacola Health Facilities Authority (Daughters of Charity--Sacred
                Heart), 5.250%, 1/01/11................................................   1/03 at 102         Aa      1,966,420
  2,000,000   Pinellas County Health Facilities Authority (Morton Plant Health System),
                5.500%, 11/15/18.......................................................  11/03 at 102        Aaa      2,005,080
    565,000   St. Lucie County Solid Waste System, 6.000%, 9/01/15 (Pre-refunded to
                9/01/99)...............................................................   9/99 at 100        Aaa        606,059
    500,000   St. Petersburg Health Facilities Authority (St. Joseph's Hospital Inc.),
                7.000%, 12/01/15.......................................................  12/01 at 102        Aaa        567,450
  1,000,000   Sarasota Water and Sewer System, 7.625%, 10/01/08 (Pre-refunded to
                10/01/96)..............................................................  10/96 at 102        Aaa      1,045,910
    500,000   Tampa Water and Sewer System, 6.000%, 10/01/17 (Pre-refunded to
                10/01/02)..............................................................  10/02 at 101        Aaa        554,690
  1,000,000   Turtle Run Community Development District, 6.400%, 5/01/11...............   5/03 at 100         A1      1,061,390
  2,000,000   West Palm Beach Utility System, 5.400%, 10/01/23.........................  10/02 at 101        Aaa      1,978,580
-----------
$57,410,000   Total Investments--(Cost $56,821,593)--98.3%.............................                              60,245,650
===========   -----------------------------------------------------------------------------------------------------------------
              Other Assets Less Liabilities--1.7%......................................                               1,062,980
              -----------------------------------------------------------------------------------------------------------------
              Net Assets--100%.........................................................                             $61,308,630
              =================================================================================================================

                                                                                                 NUMBER       MARKET      MARKET
                                                    STANDARD & POOR'S          MOODY'S          OF ISSUES      VALUE      PERCENT
---------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF RATINGS**                                              AAA                     Aaa       43      $41,734,321      69%
PORTFOLIO OF INVESTMENTS:                                AA+, AA, AA-       Aa1, Aa, Aa2, Aa3       12       14,661,781      24
                                                                   A+                      A1        1        1,061,390       2
                                                                A, A-               A, A2, A3        4        1,441,744       3
                                                      BBB+, BBB, BBB-   Baa1, Baa, Baa2, Baa3        2        1,346,414       2
---------------------------------------------------------------------------------------------------------------------------------
        TOTAL                                                                                       62      $60,245,650     100%
=================================================================================================================================

 * Optional Call Provisions (not covered by the report of independent public accountants): Dates (month and year) and prices of the earliest optional call or redemption. There may be other call provisions at varying prices at later dates.
** Ratings (not covered by the report of independent public accountants): Using the higher of Standard & Poor's or Moody's rating.

                See accompanying notes to financial statements.

                          NUVEEN TAX-FREE MUTUAL FUNDS

                            PORTFOLIO OF INVESTMENTS

                                  PENNSYLVANIA

                                JANUARY 31, 1996

 PRINCIPAL                                                                                OPT. CALL                   MARKET
  AMOUNT                                     DESCRIPTION                                 PROVISIONS*    RATINGS**      VALUE
-------------------------------------------------------------------------------------------------------------------------------
$ 2,500,000   Pennsylvania Economic Development Financing Authority (Sun Co--R&M
                Project), Alternative Minimum Tax, 7.600%, 12/01/24....................  12/04 at 102       Baa1    $ 2,822,650
              Pennsylvania General Obligation:
  2,000,000   6.400%, 1/01/99..........................................................  No Opt. Call        AA-      2,136,220
  1,290,000   5.000%, 5/01/03..........................................................  No Opt. Call        AA-      1,338,736
  2,000,000   5.300%, 5/01/05..........................................................  No Opt. Call         AA      2,106,680
  2,500,000   Pennsylvania Higher Education Assistance Agency, Student Loan, 4.625%,
                12/01/00...............................................................  No Opt. Call        AAA      2,508,975
    750,000   Pennsylvania Higher Educational Facilities Authority (Thomas Jefferson
                University), 6.000%, 7/01/19...........................................   7/99 at 102         Aa        768,555
    600,000   Pennsylvania Housing Finance Agency, Single Family Mortgage, 7.150%,
                4/01/15................................................................  10/01 at 102         Aa        646,956
  1,795,000   Pennsylvania Industrial Development Authority, 7.000%, 1/01/06...........  No Opt. Call        Aaa      2,127,775
  1,390,000   Pennsylvania Intergovernmental Cooperative Authority (City of
                Philadelphia Funding Program), 7.000%, 6/15/05.........................  No Opt. Call        Aaa      1,640,992
  2,300,000   Pennsylvania Turnpike Commission, 5.500%, 12/01/17.......................  12/02 at 102        Aaa      2,305,382
  1,000,000   Allegheny County (Greater Pittsburgh International Airport), Alternative
                Minimum Tax, 7.000%, 1/01/18...........................................   1/00 at 102        Aaa      1,061,710
  1,375,000   Allegheny County Hospital Development Authority (Allegheny Valley
                Hospital), 7.000%, 8/01/15.............................................  No Opt. Call          A      1,597,709
  1,500,000   Allegheny County Hospital Development Authority (Rehabilitation Institute
                of Pittsburgh), 7.000%, 6/01/22........................................   6/02 at 102        BBB      1,548,465
  3,000,000   Allegheny County Residential Financing Authority (Ladies Grand Army of
                the Republic Health), 6.350%, 10/01/36.................................  10/05 at 100        AAA      3,052,770
  2,000,000   Allegheny County Residential Finance Authority, Single Family Mortgage,
                (GNMA), Alternative Minimum Tax, 0.000%, 5/01/27.......................  No Opt. Call        Aaa        232,940
  2,000,000   Armstrong County Hospital Authority (Canterbury Place Project), 6.500%,
                12/01/21...............................................................  12/01 at 100        Aaa      2,140,100
  1,000,000   Bucks County Community College Authority, 6.250%, 6/15/14................   6/02 at 100         Aa      1,045,510
  2,850,000   Deer Lakes School District, General Obligation, 6.350%, 1/15/14..........   1/04 at 100        Aaa      3,067,968
    800,000   Greater Lebanon Refuse Authority, Solid Waste, 7.000%, 11/15/04..........  11/02 at 100         A-        860,104
  3,500,000   Indiana County Industrial Development Authority, Pollution Control (New
                York State Electric and Gas Corporation), 6.000%, 6/01/06..............  No Opt. Call        Aaa      3,873,345
  3,000,000   Indiana County Industrial Development Authority, Pollution Control
                (Pennsylvania Electric Company), 5.350%, 11/01/10......................  No Opt. Call        Aaa      3,121,440
              Luzerne County Industrial Development Authority (Pennsylvania Gas and
                Water Company), Alternative Minimum Tax:
  1,500,000   7.000%, 12/01/17.........................................................  12/04 at 102        Aaa      1,706,490
    950,000   7.125%, 12/01/22.........................................................  12/02 at 102       Baa1      1,018,315
  3,000,000   Montgomery County Higher Educational and Health Authority (Waverly
                Heights), 6.375%, 1/01/26 (DD).........................................   1/06 at 101        BBB      2,999,790
  1,800,000   Northampton County Higher Education Authority (Lehigh University),
                6.900%, 10/15/06.......................................................  10/01 at 102        Aaa      2,041,560
  1,000,000   Northumberland County Industrial Development Authority (Roaring Creek
                Water Company), Alternative Minimum Tax, 6.375%, 10/15/23..............  10/03 at 102        N/R        965,270
  2,000,000   Philadelphia Gas Works, 6.375%, 7/01/14..................................   7/03 at 102        Aaa      2,177,420
  1,000,000   Philadelphia Municipal Authority, 5.625%, 11/15/14.......................  11/03 at 102        Aaa      1,005,890
              Pittsburgh Urban Redevelopment Authority, Alternative Minimum Tax:
  3,280,000   6.375%, 8/01/18..........................................................   8/05 at 102          A      3,318,638
  1,100,000   6.625%, 4/01/22..........................................................   4/04 at 102         A1      1,132,241
    500,000   St. Mary's Hospital Authority (Franciscan Health System/St. Mary of
                Langhorne), 6.500%, 7/01/12............................................   7/02 at 102        Aaa        543,820
    230,000   Sayre Health Care Facilities Authority (Guthrie Healthcare System),
                7.100%, 3/01/17........................................................   3/01 at 102        Aaa        258,713
              Southeastern Pennsylvania Transportation Authority:
  1,500,000   6.500%, 3/01/04..........................................................  No Opt. Call        Aaa      1,702,980
  1,000,000   6.500%, 3/01/05..........................................................  No Opt. Call        Aaa      1,140,920
  2,250,000   University of Pittsburgh, 6.125%, 6/01/21................................   6/02 at 102        Aaa      2,375,865

 PRINCIPAL                                                                                OPT. CALL                   MARKET
  AMOUNT                                     DESCRIPTION                                 PROVISIONS*    RATINGS**      VALUE
-------------------------------------------------------------------------------------------------------------------------------
$   350,000   Washington County Hospital Authority (Monongahela Valley Hospital),
                6.750%, 12/01/08.......................................................   4/02 at 102          A    $   370,832
    935,000   West View Municipal Authority, 9.500%, 11/15/14..........................  No Opt. Call        Aaa      1,324,718
    600,000   Wilkes-Barre General Municipal Authority (College Misericordia),
                Alternative Minimum Tax, 7.750%, 12/01/12..............................  12/00 at 100        N/R        661,650
-------------------------------------------------------------------------------------------------------------------------------
$62,145,000   Total Investments--(cost $60,924,413)--100.8%............................                             $64,750,094
===========   -----------------------------------------------------------------------------------------------------------------
              TEMPORARY INVESTMENTS IN SHORT-TERM MUNICIPAL SECURITIES--3.1%
$ 2,000,000   Geisinger Authority (Montaur Co.), Variable Rate Demand Bonds, 3.600%,
                7/01/22+...............................................................                     A-1+    $ 2,000,000
              -----------------------------------------------------------------------------------------------------------------
              Other Assets Less Liabilities--(3.9)%....................................                              (2,487,424)
              -----------------------------------------------------------------------------------------------------------------
              Net Assets--100%.........................................................                             $64,262,670
              =================================================================================================================

                                                                                                 NUMBER       MARKET      MARKET
                                                    STANDARD & POOR'S          MOODY'S          OF ISSUES      VALUE      PERCENT
---------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF RATINGS**                                              AAA                     Aaa       21      $39,411,773      61%
PORTFOLIO OF INVESTMENTS                                 AA+, AA, AA-       Aa1, Aa, Aa2, Aa3        6        8,042,657      12
(EXCLUDING TEMPORARY                                               A+                      A1        1        1,132,241       2
INVESTMENTS):                                                   A, A-               A, A2, A3        4        6,147,283       9
                                                      BBB+, BBB, BBB-   Baa1, Baa, Baa2, Baa3        4        8,389,220      13
                                                            Non-rated               Non-rated        2        1,626,920       3
---------------------------------------------------------------------------------------------------------------------------------
        TOTAL                                                                                       38      $64,750,094     100%
=================================================================================================================================

 * Optional call provisions (not covered by the report of independent public accountants): Dates (month and year) and prices of the earliest optional call or redemption. There may be other call provisions at varying prices at later dates.
** Ratings (not covered by the report of independent public accountants): Using the higher of Standard & Poor's or Moody's rating.
N/R--Investment is not rated.
(DD) Security purchased on a delayed delivery basis (note 1).
 + The security has a maturity of more than one year, but has variable rate and demand features which qualify it as a short-term security. The rate disclosed is that currently in effect. This rate changes periodically based on market conditions or a specified market index.

                  See accompanying notes to financial statements.

                          NUVEEN TAX-FREE MUTUAL FUNDS

                            PORTFOLIO OF INVESTMENTS

                                    VIRGINIA

                                JANUARY 31, 1996

 PRINCIPAL                                                                                OPT. CALL                   MARKET
  AMOUNT                                     DESCRIPTION                                 PROVISIONS*    RATINGS**      VALUE
-------------------------------------------------------------------------------------------------------------------------------
$   800,000   Virginia College Building Authority (Randolph-Macon College), 6.625%,
                5/01/13................................................................   5/02 at 102         A-    $   856,392
              Virginia College Building Authority
              (The Washington and Lee University):
  1,250,000   5.750% 1/01/14...........................................................   1/04 at 102         Aa      1,287,538
  1,000,000   5.800%, 1/01/24..........................................................   1/04 at 102         Aa      1,027,640
              Virginia Housing Development Authority:
    800,000   6.800%, 11/01/09.........................................................   5/02 at 102        AA+        854,472
    650,000   6.850%, 7/01/17..........................................................   1/00 at 102        AA+        675,168
  4,000,000   7.150%, 1/01/33..........................................................   1/02 at 102        AA+      4,242,320
              Virginia Public Building Authority:
  1,090,000   6.500%, 8/01/11..........................................................   8/01 at 102         Aa      1,229,040
    750,000   6.250%, 8/01/14..........................................................   8/04 at 101         Aa        814,050
    800,000   Virginia Resource Authority, Water System,
              6.450%, 4/01/13..........................................................   4/02 at 102         AA        853,448
  1,000,000   Virginia Resource Authority, Sewer System, Alternative Minimum Tax,
                6.000%, 10/01/25.......................................................  10/05 at 102         AA      1,033,400
  4,425,000   Virginia Transportation Board, 6.000%, 5/15/19...........................   5/98 at 102         Aa      4,542,041
  1,000,000   Abingdon General Obligation, 6.250%, 8/01/12.............................   8/02 at 102          A      1,071,050
  1,410,000   Albemarle County Industrial Development Authority (Martha Jefferson
                Hospital), 5.800%, 10/01/09............................................  10/03 at 102          A      1,449,790
  1,500,000   Capital Region Airport Commission (Richmond International Airport),
                5.625%, 7/01/20........................................................   7/05 at 102        Aaa      1,518,840
    750,000   Charlottesville-Albemarle Airport Authority, Alternative Minimum Tax,
                6.125%, 12/01/13.......................................................  12/05 at 102        BBB        765,285
  2,500,000   Chesapeake Bay Bridge and Tunnel Commission, 6.375%, 7/01/22.............   7/01 at 102        Aaa      2,671,800
  1,000,000   Covington-Alleghany County Industrial Development Authority (Alleghany
                Regional Hospital), 6.625%, 4/01/12 (Pre-refunded to 4/01/02)..........   4/02 at 102         A-      1,138,330
  1,700,000   Cumberland County Certificate of Participation, 5.480%, 7/15/97..........  No Opt. Call        N/R      1,700,000
  2,500,000   Fairfax County Economic Development Authority (Ogden Martin Systems
                Project), Alternative Minimum Tax, 7.750%, 2/01/11.....................   2/99 at 103         A1      2,747,375
  1,460,000   Fairfax County Industrial Development Authority (Inova Health System)
                5.000%, 8/15/13........................................................  No Opt. Call        Aaa      1,439,020
  1,500,000   Giles County Industrial Development Authority (Hoechst Celanese
                Corporation), Alternative Minimum Tax, 6.625%, 12/01/22................  12/02 at 102        AA-      1,571,775
    500,000   Hampton Industrial Development Authority (Sentara Hampton General
                Hospital), 6.500%, 11/01/12............................................  11/04 at 102          A        533,215
  2,500,000   Henrico County Water and Sewer System, 6.250%, 5/01/13...................   5/02 at 100         A1      2,615,925
  1,000,000   Loudoun County Sanitation Authority, Water and Sewer System, 6.250%,
                1/01/16................................................................   1/03 at 102        Aaa      1,073,740
  2,000,000   Loudoun County Industrial Development Authority (The George Washington
                University), 6.250%, 5/15/22...........................................   5/02 at 102         A1      2,104,700
  1,500,000   Lynchburg Industrial Development Authority (Randolph-Macon Women's
                College), 5.875%, 9/01/13..............................................   9/03 at 102          A      1,531,860
    750,000   Nelson County Service Authority, Water and Sewer System, 5.500%,
                7/01/18................................................................   7/03 at 102        Aaa        748,523
  1,580,000   Peninsula Ports Authority of Virginia (Riverside Health System), 6.625%,
                7/01/18................................................................   7/02 at 102         Aa      1,697,678
  2,500,000   Prince William County Park Authority, 6.875%, 10/15/16...................  10/04 at 102         A-      2,767,100
  1,000,000   Prince William County Service Authority, Water and Sewer System, 6.000%,
                7/01/29................................................................   7/01 at 100        Aaa      1,033,250
  3,005,000   Richmond General Obligation, 5.500%, 7/15/23.............................   7/03 at 102         AA      3,012,603
  1,155,000   Roanoke Industrial Development Authority (Roanoke Memorial Hospitals),
                6.500%, 7/01/25 (Pre-refunded to 7/01/00)..............................   7/00 at 100        Aaa      1,269,818
              Rockingham County Industrial Development Authority (Bridgewater College):
    400,000   5.600%, 10/01/06.........................................................  10/03 at 102       Baa1        433,244
    400,000   5.700%, 10/01/07.........................................................  10/03 at 102       Baa1        425,168
  2,750,000   Southeastern Public Service Authority (Regional Solid Waste System),
                Alternative Minimum Tax, 6.000%, 7/01/13...............................   7/03 at 102         A-      2,782,368
  4,000,000   Upper Occoquan Sewer Authority, 5.000%, 7/01/21..........................   1/04 at 102        Aaa      3,836,000
  2,260,000   Virginia Beach Development Authority (Sentara Bayside Hospital), 6.300%,
                11/01/21...............................................................  11/01 at 102         Aa      2,368,977

 PRINCIPAL                                                                                OPT. CALL                   MARKET
  AMOUNT                                     DESCRIPTION                                 PROVISIONS*    RATINGS**      VALUE
--------------------------------------------------------------------------------------------------------------------------------
$ 1,000,000   Metropolitan Washington D. C. Airports Authority, Alternative Minimum
                Tax:
              5.750%, 10/1/20..........................................................  10/04 at 102        AAA    $ 1,017,060
  1,500,000   6.250%, 10/1/21..........................................................  10/02 at 102        AAA      1,587,720
    800,000   Puerto Rico Highway Transportation Authority, 6.625%, 7/01/18............       7/02 at          A        863,064
                                                                                              101 1/2
$62,485,000   Total Investments--(cost $61,036,092)--98.7%.............................                              65,190,787
===========   ------------------------------------------------------------------------------------------------------------------
              Other Assets Less Liabilities--1.3%......................................                                 877,240
              ------------------------------------------------------------------------------------------------------------------
              Net Assets--100%.........................................................                             $66,068,027
              ==================================================================================================================

                                                                                                 NUMBER       MARKET      MARKET
                                                    STANDARD & POOR'S          MOODY'S          OF ISSUES      VALUE      PERCENT
---------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF RATINGS**                                              AAA                     Aaa       10      $16,195,771      25%
PORTFOLIO INVESTMENTS:                                   AA+, AA, AA-       Aa1, Aa, Aa2, Aa3       14       25,210,150      39
                                                                   A+                      A1        3        7,468,000      11
                                                                A, A-               A, A2, A3        9       12,993,169      20
                                                      BBB+, BBB, BBB-   Baa1, Baa, Baa2, Baa3        3        1,623,697       2
                                                            Non-rated               Non-rated        1        1,700,000       3
---------------------------------------------------------------------------------------------------------------------------------
        TOTAL                                                                                       40      $65,190,787     100%
=================================================================================================================================

 * Optional call provisions (not covered by the report of independent public accountants): Dates (month and year) and prices of the earliest optional call or redemption. There may be other call provisions at varying prices at later dates.
** Ratings (not covered by the report of independent public accountants): Using the higher of Standard & Poor's or Moody's rating.
   N/R--Investment is not rated.

                See accompanying notes to financial statements.

                          NUVEEN TAX-FREE MUTUAL FUNDS

                            STATEMENT OF NET ASSETS

                                JANUARY 31, 1996


                                                   AZ             FL             PA             VA
                                               -----------    -----------    -----------    -----------
ASSETS
Investments in municipal securities, at
  market value (note 1)......................  $23,265,698    $60,245,650    $64,750,094    $65,190,787
Temporary investments in short-term municipal
  securities, at amortized cost (note 1).....                                  2,000,000
Cash.........................................      242,662        280,875                       270,963
Receivables:
     Interest................................      262,440        935,255        761,603        837,425
     Shares sold.............................       86,335         51,425         28,669             --
     Investments sold........................           --          5,000                            --
Deferred organization costs (note 1).........        6,998          6,998          7,984          5,824
Other assets.................................          501          4,519         35,893         13,090
                                               -----------    -----------    -----------    -----------
          Total assets.......................   23,864,634     61,529,722     67,584,243     66,318,089
                                               -----------    -----------    -----------    -----------
LIABILITIES
Payables:
  Investments purchased......................                                  3,015,938
  Shares reacquired..........................           --         13,223         55,248             --
Cash overdraft...............................                                      1,615
Accrued expenses:
     Management fees (note 7)................       10,895         28,402         29,831         30,744
     Other...................................       46,078         47,287         54,749         54,585
Dividends payable............................       51,780        132,180        164,192        164,733
                                               -----------    -----------    -----------    -----------
          Total liabilities..................      108,753        221,092      3,321,573        250,062
                                               -----------    -----------    -----------    -----------
Net assets (note 8)..........................  $23,755,881    $61,308,630    $64,262,670    $66,068,027
                                                ==========     ==========     ==========     ==========
Class A Shares (note 1)
Net assets...................................  $ 3,894,689    $ 5,823,021    $ 5,816,905    $ 5,874,288
                                                ==========     ==========     ==========     ==========
Shares outstanding...........................      362,624        551,681        548,766        554,008
                                                ==========     ==========     ==========     ==========
Net asset value and redemption price per
  share......................................  $     10.74    $     10.56    $     10.60    $     10.60
                                                ==========     ==========     ==========     ==========
Offering price per share (net asset value per
  share plus maximum sales charge of 4.50% of
  offering price)............................  $     11.25    $     11.06    $     11.10    $     11.10
                                                ==========     ==========     ==========     ==========
Class C Shares (note 1)
Net assets...................................  $   327,826    $   167,925    $ 1,101,179    $   788,903
                                                ==========     ==========     ==========     ==========
Shares outstanding...........................       30,775         15,971        105,115         74,618
                                                ==========     ==========     ==========     ==========
Net asset value, offering and redemption
  price per share............................  $     10.65    $     10.51    $     10.48    $     10.57
                                                ==========     ==========     ==========     ==========
Class R Shares (note 1)
Net assets...................................  $19,533,366    $55,317,684    $57,344,586    $59,404,836
                                                ==========     ==========     ==========     ==========
Shares outstanding...........................    1,830,754      5,235,606      5,424,007      5,603,960
                                                ==========     ==========     ==========     ==========
Net asset value and redemption price per
  share......................................  $     10.67    $     10.57    $     10.57    $     10.60
                                                ==========     ==========     ==========     ==========


                See accompanying notes to financial statements.

                          NUVEEN TAX-FREE MUTUAL FUNDS

                            STATEMENT OF OPERATIONS

                          YEAR ENDED JANUARY 31, 1996


                                                         AZ            FL            PA            VA
                                                     ----------    ----------    ----------    ----------
INVESTMENT INCOME
Tax-exempt interest income (note 1)................. $1,189,234    $3,304,797    $3,464,924    $3,701,411
                                                     ----------    ----------    ----------    ----------
Expenses (note 2):
     Management fees (note 7).......................    111,599       313,075       323,825       340,698
     12b-1 distribution and service fees (note 1)...      6,771         9,232        16,190        15,510
     Shareholders' servicing agent fees and
       expenses.....................................     22,979        47,824        82,103        78,664
     Custodian's fees and expenses..................     40,994        50,179        45,385        51,430
     Trustees' fees and expenses (note 7)...........        506           617         1,268         1,628
     Professional fees..............................     20,251        23,172        21,640        19,516
     Shareholders' reports -- printing and mailing
       expenses.....................................     21,551        51,528        73,091        72,151
     Federal and state registration fees............      3,910         5,074         7,801         3,614
     Amortization of deferred organization costs
       (note 1).....................................      6,785         7,610         7,391         7,375
     Other expenses.................................      2,534         6,349         7,087         7,190
                                                     ----------    ----------    ----------    ----------
          Total expenses before expense
            reimbursement...........................    237,880       514,660       585,781       597,776
     Expense reimbursement from investment adviser
       (note 7).....................................    (78,929)      (78,507)     (128,011)     (117,673)
                                                     ----------    ----------    ----------    ----------
          Net expenses..............................    158,951       436,153       457,770       480,103
                                                     ----------    ----------    ----------    ----------
               Net investment income................  1,030,283     2,868,644     3,007,154     3,221,308
                                                     ----------    ----------    ----------    ----------
REALIZED AND UNREALIZED GAIN (LOSS) FROM INVESTMENTS
Net realized gain (loss) from investment
  transactions, net of taxes, if applicable(notes 1
  and 5)............................................    (27,336)     (140,189)      (36,684)      334,528
Net change in unrealized appreciation or
  depreciation of investments.......................  1,629,699     4,780,693     4,855,692     4,882,314
                                                     ----------    ----------    ----------    ----------
          Net gain from investments.................  1,602,363     4,640,504     4,819,008     5,216,842
                                                     ----------    ----------    ----------    ----------
Net increase in net assets from operations.......... $2,632,646    $7,509,148    $7,826,162    $8,438,150
                                                      =========     =========     =========     =========


                See accompanying notes to financial statements.

                          NUVEEN TAX-FREE MUTUAL FUNDS

                       STATEMENT OF CHANGES IN NET ASSETS

                                                             AZ                            FL
                                                 --------------------------    ---------------------------
                                                 YEAR ENDED     YEAR ENDED      YEAR ENDED     YEAR ENDED
                                                   1/31/96        1/31/95        1/31/96         1/31/95
                                                 -----------    -----------    ------------    -----------
OPERATIONS
Net investment income.........................   $ 1,030,283    $   874,402    $  2,868,644    $ 2,567,258
Net realized gain (loss) from investment
  transactions, net of taxes, if applicable...       (27,336)      (127,639)       (140,189)       (88,470)
Net change in unrealized appreciation or
  depreciation of investments.................     1,629,699     (1,415,009)      4,780,693     (4,454,622)
                                                 -----------    -----------    ------------    -----------
          Net increase (decrease) in net
            assets from operations............     2,632,646       (668,246)      7,509,148     (1,975,834)
                                                 -----------    -----------    ------------    -----------
DISTRIBUTIONS TO SHAREHOLDERS (note 1)
From undistributed net investment income:
     Class A..................................      (101,157)       (11,579)       (148,024)       (12,861)
     Class C..................................        (6,237)          (786)         (5,956)          (807)
     Class R..................................      (937,616)      (863,461)     (2,730,462)    (2,538,376)
From accumulated net realized gains from
  investment transactions:
     Class A..................................            --             --              --            (11)
     Class C..................................            --             --              --             --
     Class R..................................            --             --              --        (13,228)
                                                 -----------    -----------    ------------    -----------
          Decrease in net assets from
            distributions to shareholders.....    (1,045,010)      (875,826)     (2,884,442)    (2,565,283)
                                                 -----------    -----------    ------------    -----------
FUND SHARE TRANSACTIONS (note 3)
Net proceeds from sale of shares:
     Class A..................................     2,882,755      1,124,442       4,315,210      1,665,651
     Class C..................................       273,019         51,694          77,334         73,100
     Class R..................................     2,473,853      4,004,198       8,465,473     13,751,923
Net asset value of shares issued to
  shareholders due to reinvestment of
  distributions from net investment income and
  from net realized gains from investment
  transactions:
     Class A..................................        38,250          2,269          52,678          4,072
     Class C..................................         5,264            509           3,575            230
     Class R..................................       529,462        464,469       1,500,287      1,376,114
                                                 -----------    -----------    ------------    -----------
                                                   6,202,603      5,647,581      14,414,557     16,871,090
                                                 -----------    -----------    ------------    -----------
Cost of shares redeemed:
     Class A..................................      (303,388)       (30,002)       (173,983)      (314,814)
     Class C..................................        (3,168)        (9,346)             --             --
     Class R..................................    (1,449,215)    (2,482,522)    (11,564,633)    (6,261,459)
                                                 -----------    -----------    ------------    -----------
                                                  (1,755,771)    (2,521,870)    (11,738,616)    (6,576,273)
                                                 -----------    -----------    ------------    -----------
     Net increase in net assets derived from
       Fund shares transactions...............     4,446,832      3,125,711       2,675,941     10,294,817
                                                 -----------    -----------    ------------    -----------
          Net increase (decrease) in net
            assets............................     6,034,468      1,581,639       7,300,647      5,753,700
Net assets at the beginning of year...........    17,721,413     16,139,774      54,007,983     48,254,283
                                                 -----------    -----------    ------------    -----------
Net assets at the end of year.................   $23,755,881    $17,721,413    $ 61,308,630    $54,007,983
                                                 ===========    ===========    ============    ===========
Balance of undistributed net investment income
  at end of year..............................   $     1,809    $    16,536    $     20,796    $    36,594
                                                 ===========    ===========    ============    ===========

                See accompanying notes to financial statements.

                          NUVEEN TAX-FREE MUTUAL FUNDS

                                                              PA                            VA
                                                  --------------------------    --------------------------
                                                  YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                    1/31/96        1/31/95        1/31/96        1/31/95
                                                  -----------    -----------    -----------    -----------
OPERATIONS
Net investment income..........................   $ 3,007,154    $ 2,714,124    $ 3,221,308    $ 2,965,312
Net realized gain (loss) from investment
  transactions, net of taxes, if applicable....       (36,684)      (835,288)       334,528       (110,113)
Net change in unrealized appreciation or
  depreciation of investments..................     4,855,692     (4,232,526)     4,882,314     (5,022,831)
                                                  -----------    -----------    -----------    -----------
     Net increase (decrease) in net assets from
       operations..............................     7,826,162     (2,353,690)     8,438,150     (2,167,632)
                                                  -----------    -----------    -----------    -----------
DISTRIBUTIONS TO SHAREHOLDERS (note 1)
From undistributed net investment income:
  Class A......................................      (173,805)       (17,517)      (191,806)       (20,902)
  Class C......................................       (28,974)        (5,177)       (23,926)        (4,516)
  Class R......................................    (2,830,558)    (2,690,297)    (2,997,681)    (2,960,225)
From accumulated net realized gains from
  investment transactions:
  Class A......................................            --             --        (15,706)            --
  Class C......................................            --             --         (2,511)            --
  Class R......................................            --             --       (193,671)            --
                                                  -----------    -----------    -----------    -----------
          Decrease in net assets from
            distributions to shareholders......    (3,033,337)    (2,712,991)    (3,425,301)    (2,985,643)
                                                  -----------    -----------    -----------    -----------
FUND SHARE TRANSACTIONS (note 3)
Net proceeds from sale of shares:
  Class A......................................     4,222,635      1,465,445      3,799,529      2,169,078
  Class C......................................       633,225        480,657        402,084        359,962
  Class R......................................     6,005,478     12,882,787      3,456,619      9,464,055
Net asset value of shares issued to
  shareholders due to reinvestment of
  distributions from net investment income and
  from net realized gains from investment
  transactions:
  Class A......................................       126,885          9,834        109,800          6,496
  Class C......................................        24,758          3,155         21,313          2,776
  Class R......................................     1,786,453      1,624,542      1,928,344      1,626,894
                                                  -----------    -----------    -----------    -----------
                                                   12,799,434     16,466,420      9,717,689     13,629,261
                                                  -----------    -----------    -----------    -----------
Cost of shares redeemed:
  Class A......................................      (281,318)       (27,047)      (543,599)       (10,247)
  Class C......................................      (105,804)            --        (54,845)            --
  Class R......................................    (6,418,284)    (6,616,545)    (5,446,943)    (6,855,537)
                                                  -----------    -----------    -----------    -----------
                                                   (6,805,406)    (6,643,592)    (6,045,387)    (6,865,784)
                                                  -----------    -----------    -----------    -----------
  Net increase in net assets derived from Fund
     share transactions........................     5,994,028      9,822,828      3,672,302      6,763,477
                                                  -----------    -----------    -----------    -----------
          Net increase (decrease) in net
            assets.............................    10,786,853      4,756,147      8,685,151      1,610,202
Net assets at the beginning of year............    53,475,817     48,719,670     57,382,876     55,772,674
                                                  -----------    -----------    -----------    -----------
Net assets at the end of year..................   $64,262,670    $53,475,817    $66,068,027    $57,382,876
                                                  ===========    ===========    ===========    ===========
Balance of undistributed net investment income
  at end of year...............................   $     5,651    $    31,834    $    29,706    $    21,811
                                                  ===========    ===========    ===========    ===========


                See accompanying notes to financial statements.

                          NUVEEN TAX-FREE MUTUAL FUNDS

                         NOTES TO FINANCIAL STATEMENTS

1. GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

     The Nuveen Multistate Tax-Free Trust (the "Trust") is an open-end diversified management series investment company registered under the Investment Company Act of 1940. The Trust comprises seven single-state tax-free mutual funds (the Nuveen Tax-Free Value Funds -- the "Funds"). Each Fund constitutes a separate series of the Trust and is itself an open-end diversified management investment company, commonly referred to as a mutual fund. The Trust was organized as a Massachusetts Business Trust on July 26, 1991.

     The Trust currently has seven authorized state tax-free Funds: the Nuveen Arizona Tax-Free Value Fund, the Nuveen Florida Tax-Free Value Fund, the Nuveen Maryland Tax-Free Value Fund, the Nuveen Michigan Tax-Free Value Fund, the Nuveen New Jersey Tax-Free Value Fund, the Nuveen Pennsylvania Tax-Free Value Fund and the Nuveen Virginia Tax-Free Value Fund. Additional state Funds may be established in the future. Sale of Fund shares first commenced on February 28, 1992. Each Fund invests primarily in municipal obligations issued within its respective state.

     The following is a summary of significant accounting policies followed by the Funds in the preparation of their financial statements in accordance with generally accepted accounting principles.

  Securities Valuation

     Portfolio securities for which market quotations are readily available are valued at the mean between the quoted bid and asked prices or the yield equivalent. Portfolio securities for which market quotations are not readily available are valued at fair value by consistent application of methods determined in good faith by the Board of Trustees. Temporary investments in securities that have variable rate and demand features qualifying them as short-term securities are traded and valued at amortized cost.

  Securities Transactions


     Securities transactions are recorded on a trade date basis. Realized gains and losses from such transactions are determined on the specific identification method. Securities purchased or sold on a when-issued or delayed delivery basis may be settled a month or more after the transaction date. Any securities so purchased are subject to market fluctuation during this period. The Trust has instructed the custodian to segregate assets in a separate account with a current value at least equal to the amount of its purchase commitments. At January 31, 1996 there were no such purchase commitments in any of the Funds, except for the Nuveen Pennsylvania Tax-Free Value Fund's purchase commitments of $3,015,938.


  Interest Income

     Interest income is determined on the basis of interest accrued, adjusted for amortization of premiums and accretion of discounts on long-term debt securities when required for federal income tax purposes.

  Dividends and Distributions to Shareholders

     Net investment income is declared as a dividend monthly and payment is made or reinvestment is credited to shareholder accounts after month-end. Net realized gains from securities transactions are distributed to shareholders not less frequently than annually only to the extent they exceed available capital loss carryovers.

     Distributions to shareholders of net investment income and net realized gains from investment transactions are recorded on the ex-dividend date. The amount and timing of such distributions are determined in accordance with federal income tax regulations, which may differ from generally accepted accounting principles. Accordingly, temporary over-distributions as a result of these differences may result and will be classified as either distributions in excess of net investment income or distributions in excess of net realized gains from investment transactions, if applicable.

  Income Taxes

     Each Fund is a separate taxpayer for federal income tax purposes and intends to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies by distributing all of its net investment income, in addition to any significant amounts of net realized gains from investments, to shareholders. The Funds

                          NUVEEN TAX-FREE MUTUAL FUNDS
currently consider significant net realized gains as amounts in excess of $.001 per share. Furthermore, each Fund intends to satisfy conditions which will enable interest from municipal securities, which is exempt from regular federal and designated state income taxes, to retain such tax-exempt status when distributed to the shareholders of the respective Funds. All income dividends paid during the year ended January 31, 1996, have been designated Exempt Interest Dividends.

  Deferred Organization Costs

     Costs incurred by the Trust in connection with its organization and initial registration of shares were deferred and are being amortized over a 60-month period beginning February 28, 1992. If any of the initial shares of each Fund are redeemed during this period, the proceeds of the redemption will be reduced by the pro-rata share of the unamortized organization costs as of the date of redemption.

  Flexible Sales Charge Program

     Effective September 6, 1994, each Fund commenced offering Class "A" Shares and Class "C" Shares. Class "A" Shares incur a front-end sales charge and an annual 12b-1 service fee. Class "C" Shares are sold without a sales charge but incur annual 12b-1 distribution and service fees. Effective June 13, 1995, an investor purchasing Class "C" Shares agrees to pay a contingent deferred sales charge ("CDSC") of 1% if Class "C" Shares are redeemed within 12 months of purchase.

     Prior to the offering of Class "A" and Class "C" shares, the shares outstanding were renamed Class "R" and are not subject to any 12b-1 distribution or service fees. Effective with the offering of the new classes, Class "R" Shares are generally available only for reinvestment of dividends by current "R" shareholders and for already established Nuveen Unit Investment Trust reinvestment accounts.

  Derivative Financial Instruments

     In October 1994, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 119 Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments which prescribes disclosure requirements for transactions in certain derivative financial instruments including future, forward, swap, and option contracts, and other financial instruments with similar characteristics. Although the Funds are authorized to invest in such financial instruments, and may do so in the future, they did not make any such investments during the year ended January 31, 1996.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period.

                          NUVEEN TAX-FREE MUTUAL FUNDS

2. EXPENSE ALLOCATION

     Expenses of the Funds that are not directly attributable to any class of shares are prorated among the classes based on the relative net assets of each class. Expenses directly attributable to a class of shares are recorded to the specific class. Effective August 1, 1995, the Funds adopted a multiple class plan pursuant to Rule 18f-3 under the Investment Company Act of 1940 and now designate class specific expenses to include Rule 12b-1 distribution and service fees, and other expenses incurred for services received by a class that differ in either amount or kind. A breakdown of the class specific expenses is as follows:

                                                           AZ         FL         PA         VA
                                                         -------    -------    -------    -------
    12b-1 distribution and service fees (for the year
      ended January 31, 1996):
      Class A..........................................  $ 5,232    $ 7,876    $ 9,108    $ 9,870
      Class C..........................................    1,539      1,356      7,082      5,640
    Shareholders' servicing agent fees and expenses
      (for the six month period ended July 31, 1995):
      Class A..........................................    1,219      2,388      2,563      2,427
      Class C..........................................      103         57        360        265
      Class R..........................................    9,209     17,836     32,785     36,716
    Shareholders' reports -- printing and mailing
      expenses (for the six month period ended July 31,
      1995):
      Class A..........................................      574      1,437      1,336      1,588
      Class C..........................................       88         57         76        220
      Class R..........................................   17,565     32,346     31,233     40,281
    Federal and state registration fees (for the six
      month period ended July 31, 1995):
      Class A..........................................      237        786      1,858        744
      Class C..........................................        9        379      1,378         40
      Class R..........................................    1,870        715      1,519      1,185

                          NUVEEN TAX-FREE MUTUAL FUNDS

3. FUND SHARES

     Transactions in shares were as follows:


                                 AZ                      FL                      PA                      VA
                         -------------------   ----------------------   ---------------------   --------------------
                           YEAR       YEAR        YEAR        YEAR        YEAR        YEAR        YEAR       YEAR
                          ENDED      ENDED       ENDED        ENDED       ENDED       ENDED      ENDED       ENDED
                         1/31/96    1/31/95     1/31/96      1/31/95     1/31/96     1/31/95    1/31/96     1/31/95
                         --------   --------   ----------   ---------   ---------   ---------   --------   ---------
     Shares sold:
      Class A...........  274,843    116,098      420,409     175,913     411,858     153,866    369,049     227,287
      Class C...........   26,227      5,260        7,638       7,959      62,079      50,810     39,142      38,465
      Class R...........  239,176    401,984      824,725   1,397,272     585,804   1,297,150    336,826     931,986
     Shares issued to
      shareholders due
      to reinvestment of
      distributions from
      net investment
      income and from
      net realized gains
      from investment
      transactions:
      Class A...........    3,655        237        5,125         435      12,297       1,047     10,624         690
      Class C...........      505         54          350          24       2,439         329      2,074         296
      Class R...........   51,292     48,864      147,052     139,011     174,784     165,879    186,098     165,173
                         ---------  ---------  -----------  ----------  ---------   ---------   ---------  ----------
                          595,698    572,497    1,405,299   1,720,614   1,249,261   1,669,081    943,813   1,363,897
                         ---------  ---------  -----------  ----------  ---------   ---------   ---------  ----------
     Shares redeemed:
      Class A...........  (29,122)    (3,087)     (16,925)    (33,276)    (27,436)     (2,866)   (52,547)     (1,095)
      Class C...........     (313)      (958)          --          --     (10,542)         --     (5,359)         --
      Class R........... (139,521)  (254,213)  (1,126,197)   (639,360)   (628,872)   (676,175)  (529,723)   (680,380)
                         ---------  ---------  -----------  ----------  ---------   ---------   ---------  ----------
                         (168,956)  (258,258)  (1,143,122)   (672,636)   (666,850)   (679,041)  (587,629)   (681,475)
                         ---------  ---------  -----------  ----------  ---------   ---------   ---------  ----------
     Net increase.......  426,742    314,239      262,177   1,047,978     582,411     990,040    356,184     682,422
                         =========  =========  ===========  ==========  =========   =========   =========  ==========


4. DISTRIBUTIONS TO SHAREHOLDERS

     On February 9, 1996, the Funds declared dividend distributions from their ordinary income which were paid on March 1, 1996, to shareholders of record on February 9, 1996, as follows:


                                                               AZ        FL        PA        VA
                                                             ------    ------    ------    ------
    Dividend per share:
      Class A..............................................  $.0420    $.0410    $.0410    $.0430
      Class C..............................................   .0350     .0345     .0340     .0365
      Class R..............................................   .0435     .0430     .0430     .0450
                                                             ======    ======    ======    ======

                          NUVEEN TAX-FREE MUTUAL FUNDS

5. SECURITIES TRANSACTIONS

     Purchases and sales (including maturities) of investments in municipal securities and temporary municipal investments for the year ended January 31, 1996, were as follows:

                                                AZ            FL             PA             VA
                                            ----------    -----------    -----------    -----------
    PURCHASES
    Investments in municipal
      securities..........................  $5,373,232    $14,977,473    $41,972,985    $29,255,837
    Temporary municipal investments.......   7,000,000     11,900,000     20,880,000     13,000,000
    SALES
    Investments in municipal
      securities..........................     938,787     11,397,779     29,645,304     25,325,007
    Temporary municipal investments.......   7,200,000     11,900,000     19,880,000     14,300,000
                                            ==========    ===========    ===========    ===========

     At January 31, 1996, the identified cost of investments owned for federal income tax purposes was the same as the cost for financial reporting purposes for each Fund.

     At January 31, 1996, the following Funds had unused capital loss carryforwards available for federal income tax purposes to be applied against future capital gains, if any. If not applied, the carryovers will expire as follows:

                                                                   AZ          FL          PA
                                                                --------    --------    --------
    Expiration year:
      2003....................................................  $127,444    $ 87,166    $377,256
      2004....................................................    17,690     141,494     468,676
                                                                --------    --------    --------
              Total...........................................  $145,134    $228,660    $845,932
                                                                ========    ========    ========

6. UNREALIZED APPRECIATION (DEPRECIATION)

     Gross unrealized appreciation and gross unrealized depreciation of investments at January 31, 1996, were as follows:

                                                   AZ            FL            PA            VA
                                               ----------    ----------    ----------    ----------
    Gross unrealized:
      Appreciation...........................  $1,382,474    $3,438,260    $3,860,621    $4,243,525
      Depreciation...........................      (1,470)      (14,203)      (34,940)      (88,830)
                                               ----------    ----------    ----------    ----------
    Net unrealized appreciation..............  $1,381,004    $3,424,057    $3,825,681    $4,154,695
                                               ==========    ==========    ==========    ==========

7. MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES

     Under the Trust's investment management agreement with Nuveen Advisory Corp. (the "Adviser"), a wholly owned subsidiary of The John Nuveen Company, each Fund pays to the Adviser an annual management fee, payable monthly, at the rates set forth below which are based upon the average daily net asset value of each Fund:

                             AVERAGE DAILY NET ASSET VALUE                     MANAGEMENT FEE
          -----------------------------------------------------------------------------------
          For the first $125,000,000.........................................        .55 of 1%
          For the next $125,000,000..........................................      .5375 of 1
          For the next $250,000,000..........................................       .525 of 1
          For the next $500,000,000..........................................      .5125 of 1
          For the next $1,000,000,000........................................         .5 of 1
          For net assets over $2,000,000,000.................................       .475 of 1

     From inception of the Trusts on December 13, 1991 through January 31, 1996, the Adviser waived part of its management fees or reimbursed certain expenses of each Fund in order to limit total expenses to .75 of 1% of the

                          NUVEEN TAX-FREE MUTUAL FUNDS
average daily net asset value of each Fund, excluding any 12b-1 fees applicable to Class A and Class C. The Adviser has currently agreed to continue its fee waivers and expense reimbursements through July 31, 1996.

     The management fee compensates the Adviser for overall investment advisory and administrative services, and general office facilities. The Trust pays no compensation directly to its Trustees who are affiliated with the Adviser or to its officers, all of whom receive remuneration for their services to the Trust from the Adviser.

8. COMPOSITION OF NET ASSETS

     At January 31, 1996, there were an unlimited number of $.01 par value shares authorized. Net assets consisted of:


                                               AZ             FL             PA             VA
                                           -----------    -----------    -----------    -----------
    Capital paid-in......................  $22,527,848    $58,092,437    $61,303,237    $61,873,371
    Balance of undistributed net
      investment income..................        1,809         20,796          5,651         29,706
    Accumulated net realized gain (loss)
      from investment transactions.......     (154,780)      (228,660)      (871,899)        10,255
    Net unrealized appreciation of
      investments........................    1,381,004      3,424,057      3,825,681      4,154,695
                                           -----------    -----------    -----------    -----------
              Net assets.................  $23,755,881    $61,308,630    $64,262,670    $66,068,027
                                           ===========    ===========    ===========    ===========


9. INVESTMENT COMPOSITION

     Each Fund invests in municipal securities which include general obligation, escrowed and revenue bonds. At January 31, 1996, the revenue sources by municipal purpose for these investments, expressed as a percent of total investments, were as follows:


                                                                    AZ      FL      PA      VA
                                                                    ---     ---     ---     ---
    Revenue Bonds:
      Pollution Control.........................................     11%      2%     24%     --%
      Housing Facilities........................................     11      16       8       9
      Health Care Facilities....................................     11      15      17      11
      Water/Sewer Facilities....................................      6       9      --      17
      Electric Utilities........................................      2      16       3      --
      Educational Facilities....................................     14       1      13      12
      Transportation............................................      3       5       5      12
      Lease Rental Facilities...................................      8       1       2       6
      Other.....................................................      8       9      11      23
    General Obligation Bonds....................................     17       9      15       6
    Escrowed Bonds..............................................      9      17       2       4
                                                                    ---     ---     ---     ---
                                                                    100%    100%    100%    100%
                                                                    ===     ===     ===     ===



     Certain long-term and intermediate-term investments owned by the Funds are covered by insurance issued by several private insurers or are backed by an escrow or trust containing U.S. Government or U.S. Government agency securities, either of which ensure the timely payment of principal and interest in the event of default (51% for Arizona, 61% for Florida and 24% for Virginia). Such insurance or escrow, however, does not guarantee the market value of the municipal securities or the value of the Funds' shares.


     All of the temporary investments in short-term municipal securities have credit enhancements (letters of credit, guarantees or insurance) issued by third party domestic or foreign banks or other institutions.

     For additional information regarding each investment security, refer to the Portfolio of Investments of each Fund.

                          NUVEEN TAX-FREE MUTUAL FUNDS

                              FINANCIAL HIGHLIGHTS

     Selected data for a Common share outstanding throughout each period is as follows:


                                         INCOME FROM INVESTMENT
                                                OPERATIONS
                                       ---------------------------
                                                     NET REALIZED         LESS DISTRIBUTIONS
                                                          AND         ---------------------------
                          NET ASSET                   UNREALIZED      DIVIDENDS                                     TOTAL
                            VALUE         NET         GAIN (LOSS)      FROM NET     DISTRIBUTIONS    NET ASSET    RETURN ON
                          BEGINNING    INVESTMENT        FROM         INVESTMENT    FROM CAPITAL     VALUE END    NET ASSET
                          OF PERIOD     INCOME++     INVESTMENTS**      INCOME          GAINS        OF PERIOD      VALUE+
----------------------------------------------------------------------------------------------------------------------------
ARIZONA
----------------------------------------------------------------------------------------------------------------------------
CLASS A
Year ended 1/31,
 1996                      $ 9.930       $ .503         $  .829         $(.522)        $    --        $10.740        13.68%
9/6/94 to 1/31/95           10.030         .203           (.086)         (.217)             --          9.930         1.24
CLASS C
Year ended 1/31,
 1996                        9.840         .419            .830          (.439)             --         10.650        12.90
9/9/94 to 1/31/95            9.940         .169           (.052)         (.217)             --          9.840         1.25
CLASS R
Year ended 1/31,
 1996                        9.850         .529            .831          (.540)             --         10.670        14.09
 1995                       10.880         .536          (1.026)         (.540)             --          9.850       (4.39)
 1994                       10.050         .531            .853          (.522)          (.032)        10.880        14.07
 1993                        9.525         .438            .563          (.435)          (.041)        10.050        10.71
12/13/91 to 1/31/92          9.525           --              --             --              --          9.525           --
----------------------------------------------------------------------------------------------------------------------------
FLORIDA
----------------------------------------------------------------------------------------------------------------------------
CLASS A
Year ended 1/31,
 1996                        9.730         .488            .840          (.498)             --         10.560        13.92
9/6/94 to 1/31/95            9.890         .193           (.148)         (.202)          (.003)         9.730          .52
CLASS C
Year ended 1/31,
 1996                        9.730         .413            .789          (.422)             --         10.510        12.54
9/16/94 to 1/31/95           9.720         .152            .021          (.163)             --          9.730         1.84
CLASS R
Year ended 1/31,
 1996                        9.750         .518            .824          (.522)             --         10.570        14.05
 1995                       10.740         .508           (.985)         (.510)          (.003)         9.750       (4.33)
 1994                        9.960         .511            .779          (.510)             --         10.740        13.22
 1993                        9.525         .440            .431          (.436)             --          9.960         9.33
12/13/91 to 1/31/92          9.525           --              --             --              --          9.525           --
----------------------------------------------------------------------------------------------------------------------------
PENNSYLVANIA
----------------------------------------------------------------------------------------------------------------------------
CLASS A
Year ended 1/31,
 1996                        9.750         .498            .862          (.510)             --         10.600        14.22
9/6/94 to 1/31/95            9.920         .206           (.164)         (.212)             --          9.750          .49
CLASS C
Year ended 1/31,
 1996                        9.650         .417            .843          (.430)             --         10.480        13.27
9/6/94 to 1/31/95            9.920         .176           (.235)         (.211)             --          9.650         (.53)
CLASS R
Year ended 1/31,
 1996                        9.730         .527            .846          (.533)             --         10.570        14.40
 1995                       10.810         .531          (1.077)         (.534)             --          9.730       (4.94)
 1994                       10.010         .533            .807          (.534)          (.006)        10.810        13.67
 1993                        9.525         .451            .481          (.443)          (.004)        10.010         9.97
12/13/91 to 1/31/92          9.525           --              --             --              --          9.525           --
----------------------------------------------------------------------------------------------------------------------------
VIRGINIA
----------------------------------------------------------------------------------------------------------------------------
CLASS A
Year ended 1/31,
 1996                      $ 9.760       $ .509         $  .878         $(.509)        $ (.038)       $10.600        14.50%
9/6/94 to 1/31/95            9.980         .201           (.207)         (.214)             --          9.760          .01
CLASS C
Year ended 1/31,
 1996                        9.740         .432            .868          (.432)          (.038)        10.570        13.58
9/8/94 to 1/31/95            9.950         .171           (.167)         (.214)             --          9.740          .10
CLASS R
Year ended 1/31,
 1996                        9.770         .537            .864          (.533)          (.038)        10.600        14.65
 1995                       10.740         .531           (.964)         (.537)             --          9.770       (3.92)
 1994                       10.030         .529            .726          (.527)          (.018)        10.740        12.78
 1993                        9.525         .439            .499          (.433)             --         10.030        10.04
12/13/91 to 1/31/92          9.525           --              --             --              --          9.525           --
------------------------------------------------------------------------------------------------------------------------------
                                                              RATIOS/SUPPLEMENTAL DATA
                           ---------------------------------------------------------------------------------------------------
                                                          RATIO OF NET                         RATIO OF NET
                                           RATIO OF        INVESTMENT         RATIO OF          INVESTMENT
                           NET ASSETS     EXPENSES TO       INCOME TO        EXPENSES TO         INCOME TO
                             END OF       AVERAGE NET      AVERAGE NET       AVERAGE NET        AVERAGE NET      PORTFOLIO
                           PERIOD (IN    ASSETS BEFORE    ASSETS BEFORE     ASSETS AFTER       ASSETS AFTER      TURNOVER
                           THOUSANDS)    REIMBURSEMENT    REIMBURSEMENT    REIMBURSEMENT++    REIMBURSEMENT++      RATE



------------------------------------------------------------------------------------------------------------------------------
ARIZONA
------------------------------------------------------------------------------------------------------------------------------
CLASS A
Year ended 1/31,
 1996                        $3,895           1.31%            4.49%             1.00%              4.80%             5%
9/6/94 to 1/31/95             1,124           1.60*            4.68*             1.00*              5.28*            29
CLASS C
Year ended 1/31,
 1996                           328           2.11             3.66              1.75               4.02              5
9/9/94 to 1/31/95                43           3.51*            2.79*             1.75*              4.55*            29
CLASS R
Year ended 1/31,
 1996                        19,533           1.15             4.72               .75               5.12              5
 1995                        16,554           1.06             5.12               .75               5.43             29
 1994                        16,140           1.25             4.48               .75               4.98             11
 1993                         8,026           1.75*            3.94*              .75*              4.94*            43
12/13/91 to 1/31/92              15             --               --                --                 --             --
------------------------------------------------------------------------------------------------------------------------------
FLORIDA
------------------------------------------------------------------------------------------------------------------------------
CLASS A
Year ended 1/31,
 1996                         5,823           1.21             4.53              1.00               4.74             21
9/6/94 to 1/31/95             1,392           1.56*            4.52*             1.00*              5.08*             4
CLASS C
Year ended 1/31,
 1996                           168           2.16             3.62              1.75               4.03             21
9/16/94 to 1/31/95               78           2.84*            3.26*             1.75*              4.35*             4
CLASS R
Year ended 1/31,
 1996                        55,318            .88             4.93               .75               5.06             21
 1995                        52,538            .84             5.12               .75               5.21              4
 1994                        48,254            .89             4.69               .75               4.83              3
 1993                        23,727           1.24*            4.35*              .75*              4.84*             1
12/13/91 to 1/31/92              15             --               --                --                 --             --
-------------------------------------------------------------------------------------------------------------------------------
PENNSYLVANIA
-------------------------------------------------------------------------------------------------------------------------------
CLASS A
Year ended 1/31,
 1996                         5,817           1.30             4.52              1.00               4.82             52
9/6/94 to 1/31/95             1,483           1.87*            4.56*             1.00*              5.43*            74
CLASS C
Year ended 1/31,
 1996                         1,101           2.14             3.70              1.75               4.09             52
9/6/94 to 1/31/95               494           2.52*            3.90*             1.75*              4.67*            74
CLASS R
Year ended 1/31,
 1996                        57,345            .96             4.93               .75               5.14             52
 1995                        51,499            .91             5.27               .75               5.43             74
 1994                        48,720            .94             4.82               .75               5.01              5
 1993                        23,680           1.25*            4.53*              .75*              5.03*            15
12/13/91 to 1/31/92              15             --               --                --                 --             --
-------------------------------------------------------------------------------------------------------------------------------
VIRGINIA
-------------------------------------------------------------------------------------------------------------------------------
CLASS A
Year ended 1/31,
 1996                        $5,874           1.20%            4.73%             1.00%              4.93%            42%
9/6/94 to 1/31/95             2,215           1.57*            4.70*             1.00*              5.27*            40
CLASS C
Year ended 1/31,
 1996                           789           1.92             4.04              1.75               4.21             42
9/8/94 to 1/31/95               378           2.20*            4.12*             1.75*              4.57*            40
CLASS R
Year ended 1/31,
 1996                        59,405            .94             5.04               .75               5.23             42
 1995                        54,791            .82             5.33               .75               5.40             40
 1994                        55,773            .84             4.94               .75               5.03              7
 1993                        37,196            .96*            4.71*              .75*              4.92*            12
12/13/91 to 1/31/92              15             --               --                --                 --             --
-------------------------------------------------------------------------------------------------------------------------------



                                                   (footnotes on following page)

                          NUVEEN TAX-FREE MUTUAL FUNDS

  * Annualized. For the year ended 1/31/93, the information is based on the period beginning 2/28/92, commencement of operations.

 ** Net of taxes, if applicable (note 1).

  + Total Return on Net Asset Value is the combination of reinvested dividend income, reinvested capital gains distributions, if any, and changes in stock price per share.

 ++ Reflects the waiver of certain management fees and reimbursement of certain other expenses by the Adviser (note 7).

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Trustees and Shareholders of Nuveen Multistate Tax-Free Trust:


     We have audited the accompanying statements of net assets of Nuveen Multistate Tax-Free Trust (a Massachusetts business trust comprising the Arizona, Florida, Pennsylvania and Virginia Nuveen Tax-Free Value Funds), including the portfolios of investments, as of January 31, 1996, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended and the financial highlights for the periods indicated thereon. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of January 31, 1996, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the net assets of the Nuveen Arizona, Florida, Pennsylvania and Virginia Tax-Free Value Funds as of January 31, 1996, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for the periods indicated thereon in conformity with generally accepted accounting principles.


                                         ARTHUR ANDERSEN LLP

Chicago, Illinois
March 1, 1996

                        FLAGSHIP TAX EXEMPT FUNDS TRUST



                      STATEMENT OF ADDITIONAL INFORMATION



                            DATED SEPTEMBER 26, 1996



       ONE DAYTON CENTRE, ONE SOUTH MAIN STREET; DAYTON, OHIO 45402-2030



     Flagship Tax Exempt Funds Trust (the "Fund") is a registered open-end, management investment company organized in series. The Fund is divided into separate series each of which is designed for individuals and taxable entities that desire to invest in an actively managed portfolio of securities the interest on which is exempt from Federal income taxes as well as income taxes of the particular state indicated by the name of such series. There are two classes of shares authorized for each series (Class A Shares and Class C Shares), although they may not be available for all series. The current state series are:



       Flagship Alabama Double Tax Exempt Fund


        Flagship Arizona Double Tax Exempt Fund -- Class A Shares


        Flagship Arizona Double Tax Exempt Fund -- Class C Shares


        Flagship California Double Tax Exempt Fund


        Flagship California Intermediate Tax Exempt Fund


        Flagship Colorado Double Tax Exempt Fund


        Flagship Connecticut Double Tax Exempt Fund -- Class A Shares


        Flagship Connecticut Double Tax Exempt Fund -- Class C Shares


        Flagship Florida Double Tax Exempt Fund -- Class A Shares


        Flagship Florida Double Tax Exempt Fund -- Class C Shares


        Flagship Florida Intermediate Tax Exempt Fund -- Class A Shares


        Flagship Florida Intermediate Tax Exempt Fund -- Class C Shares


        Flagship Florida Limited Term Tax Exempt Fund


        Flagship Georgia Double Tax Exempt Fund -- Class A Shares


        Flagship Georgia Double Tax Exempt Fund -- Class C Shares


        Flagship Kansas Triple Tax Exempt Fund


        Flagship Kentucky Limited Term Municipal Bond Fund -- Class A Shares


        Flagship Kentucky Limited Term Municipal Bond Fund -- Class C Shares


        Flagship Kentucky Triple Tax Exempt Fund -- Class A Shares


        Flagship Kentucky Triple Tax Exempt Fund -- Class C Shares


        Flagship Louisiana Double Tax Exempt Fund -- Class A Shares


        Flagship Louisiana Double Tax Exempt Fund -- Class C Shares


        Flagship Michigan Triple Tax Exempt Fund -- Class A Shares


        Flagship Michigan Triple Tax Exempt Fund -- Class C Shares


        Flagship Michigan Intermediate Tax Exempt Fund


        Flagship Michigan Limited Term Tax Exempt Fund


        Flagship Missouri Double Tax Exempt Fund -- Class A Shares


        Flagship Missouri Double Tax Exempt Fund -- Class C Shares


        Flagship New Jersey Double Tax Exempt Fund


        Flagship New Jersey Intermediate Tax Exempt Fund


        Flagship New Jersey Limited Term Tax Exempt Fund


        Flagship New Mexico Double Tax Exempt Fund


        Flagship New York Tax Exempt Fund -- Class A Shares


        Flagship New York Tax Exempt Fund -- Class C Shares


        Flagship New York Intermediate Tax Exempt Fund


        Flagship New York Limited Term Tax Exempt Fund


        Flagship North Carolina Double Tax Exempt Fund -- Class A Shares


        Flagship North Carolina Double Tax Exempt Fund -- Class C Shares


        Flagship Ohio Double Tax Exempt Fund -- Class A Shares


        Flagship Ohio Double Tax Exempt Fund -- Class C Shares


        Flagship Ohio Intermediate Tax Exempt Fund


        Flagship Ohio Limited Term Tax Exempt Fund


        Flagship Pennsylvania Triple Tax Exempt Fund -- Class A Shares


        Flagship Pennsylvania Triple Tax Exempt Fund -- Class C Shares

       Flagship South Carolina Double Tax Exempt Fund


       Flagship Tennessee Double Tax Exempt Fund -- Class A Shares


        Flagship Tennessee Double Tax Exempt Fund -- Class C Shares


        Flagship Virginia Double Tax Exempt Fund -- Class A Shares


        Flagship Virginia Double Tax Exempt Fund -- Class C Shares


        Flagship Wisconsin Double Tax Exempt Fund



NATIONAL SERIES:



       Flagship All-American Tax Exempt Fund -- Class A Shares


        Flagship All-American Tax Exempt Fund -- Class C Shares


        Flagship High Yield Municipal Bond Fund


        Flagship Intermediate Tax Exempt Fund -- Class A Shares


        Flagship Intermediate Tax Exempt Fund -- Class C Shares


        Flagship Limited Term Tax Exempt Fund -- Class A Shares


        Flagship Limited Term Tax Exempt Fund -- Class C Shares


        Flagship Short Term Tax Exempt Fund


        Flagship U.S. Territories Tax Exempt Fund



INSURED SERIES:



       Flagship Insured Limited Term Tax Exempt Fund


        Flagship Insured Intermediate Tax Exempt Fund


        Flagship Insured Tax Exempt Fund



     The diversified series of the Fund are All-American, Arizona, Colorado, Connecticut, Florida, Georgia, High Yield, Insured, Insured Intermediate, Insured Limited Term, Intermediate, Kentucky, Limited Term, Louisiana, Michigan, Missouri, New York, North Carolina, Ohio, Pennsylvania, Short Term, Tennessee and Virginia. All other series are non-diversified. The initial offering to the public of any series is determined at the discretion of the Board of Trustees. Each series seeks high current after tax income consistent with liquidity and preservation of capital primarily through investment in investment grade tax exempt obligations.



     This Statement of Additional Information provides certain detailed information concerning the Fund. It is not a Prospectus and should be read in conjunction with the current Prospectus (the "Prospectus") relating to the Fund. A copy of the Prospectus may be obtained without charge by telephone or written request to: Flagship Funds Inc., at One Dayton Centre, One South Main Street; Dayton, Ohio 45402-2030; or by telephone (toll free) at 800-414-7447, or for TDD call 800-360-4521.



     This Statement of Additional Information relates to the Prospectus of the Fund dated September 26, 1996.

                               TABLE OF CONTENTS



                                                                                            PAGE
                                                                                            -----
Investment Objectives and Policies........................................................    C-4
Shares of the Fund........................................................................    C-6
Officers and Trustees.....................................................................    C-8
Investment Advisory Services..............................................................    C-9
Distributor...............................................................................   C-13
Custodian and Transfer Agent..............................................................   C-17
Auditors..................................................................................   C-17
Portfolio Transactions....................................................................   C-17
Yield and Total Return Calculation........................................................   C-18
Dividend Payment Options..................................................................   C-20
Purchase, Redemption and Pricing of Shares................................................   C-20
Taxes.....................................................................................   C-23
Exchange and Reinvestment Privilege.......................................................   C-24
Systematic Withdrawal Plan................................................................   C-24
Servicemarks and Trademarks...............................................................   C-25
Other Information.........................................................................   C-25
Index to Financial Statements.............................................................    F-1
Appendix I -- Description of Municipal Securities Ratings.................................    I-1
Appendix II -- Description of Hedging Techniques..........................................   II-1

                       INVESTMENT OBJECTIVES AND POLICIES



     The Fund has adopted the following investment restrictions (which supplement the matters described under "The Funds and Their Objectives" in the Prospectus), none of which may be changed with respect to any series of the Fund designated on the date hereof without the approval of the holders of a majority of such series' outstanding shares. No existing series of the Fund may:



          (1) Purchase the securities of any one issuer, other than the U.S. Government or any of its instrumentalities, if immediately after such purchase more than 5% of the value of its total assets would be invested in such issuer, or if all series of the Fund would own in the aggregate more than 10% of the outstanding voting securities of such issuer, except that up to 25% of the value of the Fund's total assets may be invested without regard to such 5% and 10% limitations.



          (2) Make loans, except to the extent the purchase of the debt obligations (including repurchase agreements) in accordance with the series' investment objectives and policies are considered loans.



          (3) Issue securities senior to the shares or borrow money, except from banks for extraordinary or emergency purposes (and not for leveraging) or in order to meet unexpectedly heavy redemption requests in an amount not exceeding 10% of the value of the series' assets, or purchase any securities at any time when the total outstanding borrowings from banks attributable to such series exceeds 5% of the series' net assets.



          (4) Mortgage, pledge or hypothecate any assets except as required by law or agreement to secure borrowings permitted by clause (3) above.



          (5) Purchase or sell real estate, real estate mortgage loans, real estate investment trust securities, commodities, commodity contracts or oil and gas interests, except to the extent that the tax-exempt and U.S. government securities the series may invest in would be considered to be such loans, securities, contracts or interests and except to the extent the various hedging instruments the series may invest in would be considered to be commodities or commodities contracts.



          (6) Acquire securities of other investment companies (other than in connection with the acquisition of such companies), except that a series may from time to time invest up to 10% of its assets in tax-exempt funds, including money market funds.



          (7) Act as an underwriter of securities except to the extent that in connection with disposition of portfolio securities it may be deemed to be an underwriter.



          (8) Purchase securities on margin, make short sales of securities or maintain a net short position except to the extent the various hedging instruments the series may invest in or the options the series may write would be considered to involve short sales or a net short position.



          (9) Invest more than 25% of its assets in a single industry. However, as described in the Prospectus, particular series may from time to time invest more than 25% of their assets in one or more particular segments of the tax exempt obligations market.



     In order to permit the sale of shares in certain states, the Fund may make commitments more restrictive than the operating restrictions described above. Should the Fund determine that any such commitment is no longer in the best interests of the Fund and its stockholders, it will revoke the commitment by terminating sales of its shares in the state involved. Specifically, in addition, each series has made a commitment, although not a fundamental policy, to not purchase warrants.



     Portfolio Turnover. Although the Fund anticipates that the portfolio turnover of each series will be less than 100% in any fiscal year, each series will adjust its turnover as necessary or appropriate to seek to attain its investment objective.



     By purchasing obligations in larger denominations and with greater variation in maturity and interest payment dates than investors may be able to achieve on their own, the Fund, through each of its series, offers investors economies of scale and greater diversification. In addition, an investment in any series of the Fund gives investors a convenient and affordable method of avoiding administrative burdens and transaction costs normally involved in direct purchases of tax exempt obligations. For instance, investors do not have to keep track of detailed maturity schedules, formulate specific reinvestment plans, arrange for safekeeping of the obligations, obtain price and delivery terms from numerous dealers, or maintain separate principal, income and capital gain and loss records.



     Municipal Leases and Participations Therein. These are obligations in the form of a lease or installment purchase which is issued by state and local governments to acquire equipment and facilities. Income from such obligations is exempt from local and state taxes in the state of issuance. "Participations" in such leases are undivided interests in a portion of the total obligation. Municipal Leases frequently have special risks not normally associated with general obligation or revenue bonds. The constitutions and statutes of all states contain requirements that the state or a municipality must meet to incur debt. These often include voter referenda, interest rate limits and public sale requirements. Leases and installment purchase or conditional sale contracts (which normally provide for title to the leased asset to pass eventually to the governmental issuer) have evolved as a means for governmental issuers to acquire property and equipment without meeting the constitutional and statutory requirements for the issuance of debt. The debt-issuance limitations are deemed to be inapplicable because of the inclusion in many leases or contracts of "non-appropriation" clauses that provide that the governmental issuer has no obligation to make future payments under the lease or contract unless money is appropriated for such purpose by the appropriate legislative body on a yearly or other periodic basis.



     In addition to the "non-appropriation" risk, Municipal Leases have additional risk aspects because they represent a relatively new type of financing that has not yet developed in many cases the depth of marketability and liquidity associated with conventional bonds; moreover, although the obligations will be secured by the leased equipment, the disposition of the equipment in the event of non-appropriation or foreclosure might, in some cases, prove difficult. In addition, in certain instances the tax-exempt status of the obligations will not be subject to the legal opinion of a nationally recognized "bond counsel," as is customarily required in larger issues of municipal obligations. However, in all cases the Fund will require that a Municipal Lease purchased by the Fund be covered by a legal opinion (typically from the issuer's counsel) to the effect that, as of the effective date of such Lease, the Lease is the valid and binding obligation of the governmental issuer.



     Municipal Leases and participations will be purchased pursuant to analysis and review procedures which the Manager believes will minimize risks to shareholders. It is possible that more than 5% of a series' net assets will be invested in Municipal Leases which, pursuant to guidelines established by the Securities and Exchange Commission ("SEC"), have been determined by the Board of Trustees to be liquid securities. When evaluating the liquidity of a Municipal Lease, the Board, or the investment adviser pursuant to procedures established by the Board, considers all relevant factors including frequency of trading, availability of quotations, the number of dealers and their willingness to make markets, the nature of trading activity and the assurance that liquidity will be maintained. With respect to unrated Municipal Leases, credit quality is also evaluated.



     Hedging and Other Defensive Actions. Each series of the Fund may periodically engage in hedging transactions. Hedging is a term used for various methods of seeking to preserve portfolio capital value by offsetting price changes in one investment through making another investment whose price should tend to move in the opposite direction. The Trustees and investment adviser of the Fund believe that it is desirable and possible in various market environments to partially hedge the portfolio against fluctuations in market value due to interest rate fluctuations by investment in financial futures and index futures as well as related put and call options on such instruments. Both parties entering into an index or financial futures contract are required to post an initial deposit of 1% to 5% of the total contract price. Typically, option holders enter into offsetting closing transactions to enable settlement in cash rather than take delivery of the position in the future of the underlying security. The Fund will only sell covered futures contracts, which means that the Fund segregates assets equal to the amount of the obligations.



     These transactions present certain risks. In particular, the imperfect correlation between price movements in the futures contract and price movements in the securities being hedged creates the possibility that losses on the hedge by a series of the Fund may be greater than gains in the value of the securities in such series' portfolio. In addition, futures and options markets may not be liquid in all circumstances. As a result, in volatile markets, a series of the Fund may not be able to close out the transaction without incurring losses substantially greater than the initial deposit. Finally, the potential daily deposit requirements in futures contracts create an ongoing greater potential financial risk than do options transactions, where the exposure is limited to the cost of the initial premium. Losses due to hedging transactions will reduce yield. Net gains, if any, from hedging and other portfolio transactions will be distributed as taxable distributions to shareholders.



     No series of the Fund will make any investment (whether an initial premium or deposit or a subsequent deposit) other than as necessary to close a prior investment if, immediately after such investment, the sum of the amount of its premiums and deposits would exceed 5% of such series' net assets. Each series will invest in these instruments only in markets believed by the investment adviser to be active and sufficiently liquid. For further information regarding these investment strategies and risks presented thereby, see Appendix II to this Statement of Additional Information.

     Each series of the Fund reserves the right, if necessary in the judgment of the Trustees and the investment adviser for liquidity or defensive purposes (such as thinness in the market for municipal securities or an expected substantial decline in value of long-term obligations), to temporarily invest up to 20% of its assets in obligations issued or guaranteed by the U.S. Government and its agencies or instrumentalities, including up to 5% in adequately collateralized repurchase agreements relating thereto. Interest on each instruments is taxable for Federal income tax purposes and would reduce the amount of tax-free interest payable to shareholders.



                               SHARES OF THE FUND



     Four classes of shares, Class A Shares, Class B Shares, Class C Shares, and Class R Shares, are authorized for all series with Class A Shares currently offered by all series and Class C Shares currently offered by some series. Other classes of shares in other series may be offered in the future. Each series of the Fund is authorized to offer up to four classes of shares which may be purchased at a price equal to their net asset value per share, plus (for certain classes) a sales charge (discussed below) which, at the election of the purchaser, may be imposed either (i) at the time of purchase (the "Class A Shares") or (ii) on a contingent deferred basis (the "Class B Shares" or the "Class C Shares"). See "How to Buy Shares" in the Prospectus. The four classes of shares each represent an interest in the same portfolio of investments of the Fund and have the same rights, except (i) Class B and Class C Shares bear the expenses of the deferred sales arrangement and any expenses (including a higher distribution services fee) resulting from such sales arrangement, (ii) each class that is subject to a distribution fee has exclusive voting rights with respect to those provisions of the Fund's Rule 12b-1 distribution plan which relate only to such class and (iii) the classes have different exchange privileges. Additionally, Class B Shares will automatically convert into Class A Shares after a specified period of years (as discussed below.) The net income attributable to Class B and Class C Shares and the dividends payable on Class B and Class C Shares will be reduced by the amount of the higher distribution services fee and certain other incremental expenses associated with the deferred sales charge arrangement. The net asset value per share of Class A Shares, Class B Shares, Class C Shares and Class R Shares is expected to be substantially the same, but it may differ from time to time. Class B, Class C and Class R Shares are authorized for all series, but may not be available for all series. Prior to implementing the multiple class distribution for any series, the Trustees will re-denominate all outstanding shares in such series as Class A Shares.



     Class A Shares. The public offering price of Class A Shares is equal to net asset value plus an initial sales charge that is a variable percentage of the offering price depending on the amount of the sale. Net asset value will be determined as described in the Prospectus under "How Fund Shares are Priced". The net assets attributable to Class A Shares are subject to an ongoing distribution services fee (see "Distributor" below). Purchasers of Class A Shares may be entitled to reduced sales charges through a combination of investments, rights of accumulation or a Letter of Intent even if their current investment would not normally qualify for a quantity discount (see "Purchase, Redemption and Pricing of Shares" below). Class A Shares also qualify for certain exchange and reinvestment privileges as described in "Exchange And Reinvestment Privilege" below. The investor or the investor's broker or dealer is responsible for promptly forwarding payment to the Fund for shares purchased. Class A Shares may be subject to a CDSC as explained in the Prospectus.



     Class B Shares. Class B Shares are sold at net asset value without a sales charge at the time of purchase. Instead, the sales charge is imposed on a contingent deferred basis. The net assets attributable to Class B Shares are subject to an ongoing distribution fee (see "Distributor" below). The amount of the contingent deferred sales charge, if any, will vary depending on the number of years from the time of payment of the purchase of Class B Shares until the time such shares are redeemed. Solely for purposes of determining the number of years from the time of any payment of the purchase of Class B Shares, all payments during any month will be aggregated and deemed to have been made on the last day of the month.



     Class B Shares automatically convert into Class A Shares after 8 years (5 years intermediate and limited term) after the end of the month in which a shareholder's order to purchase Class B Shares was accepted. As a result, the shares that converted will no longer be subject to a sales charge upon redemption and will enjoy the lower Class A distribution services fee.



     For purposes of conversion of Class A Shares, Class B Shares purchased through the reinvestment of dividends and distributions paid in respect of Class B Shares in a shareholder's account will be considered to be held in a separate sub-account. Each time any Class B Shares in the shareholder's account (other than those in the sub-account) convert to Class A Shares, an equal pro rata portion of the Class B Shares in the sub-account also will convert to Class A Shares. The conversion of Class B Shares to Class A Shares is subject to the continuing availability of an opinion of counsel to the effect that (i) the assessment of the higher distribution services fee and transfer agency cost with respect to Class B Shares does not result in the Fund's dividends or distributions constituting "preferential dividends" under the Internal Revenue Code of 1986, as amended (the "Code"), and (ii) that the conversion of Class B Shares does not constitute a taxable event under federal income tax law. The conversion of Class B Shares to Class A Shares may be suspended if such an opinion is no longer available. In that event, no further conversions of Class B Shares would occur, and Class B Shares might continue to be subject to the higher distribution services fee for an indefinite period, which period may extend beyond the conversion period after the end of the month in which the shares were issued.



     The Class B Shares are otherwise the same as Class C Shares and are subject to the same conditions, except that they can only be exchanged for other Class B Shares without imposition of sales charges.



     Class C Shares. Class C Shares are sold at net asset value (see "How Fund Shares are Priced" in the Prospectus) without a sales charge at the time of purchase. Instead, Class C Shares are subject to a 1% contingent deferred sales charge ("CDSC") if they are redeemed within one year after purchase. Their net assets are subject to an ongoing distribution services fee of (a) 0.95% for any fund with other than a short term or limited term maturity, of which 0.75% is an asset based sales charge and 0.20% is a service fee or (b) for any fund with a short term or limited term maturity, an ongoing distribution services fee of 0.70%, of which 0.50% is an asset based sales charge and 0.20%, is a service fee (see "Distributor" below). The Class C Shares have no conversion rights.



     The CDSC will not be imposed on amounts representing increases in net asset value above the initial purchase price. Additionally, no charge will be assessed on Class B or Class C Shares derived from reinvestment of dividends or capital gains distributions. The CDSC will be waived (i) on redemption of shares following the death of a shareholder, (ii) for redemptions following the disability (as determined in writing by the Social Security Administration) or death of the shareholder, and (iii) when Class B or Class C Shares are exchanged for Class B or Class C Shares of other Flagship Funds distributed by the Distributor (see "Exchange And Reinvestment Privilege" below). In the case of an exchange, the length of time that the investor held the original Class B or Class C Shares is counted towards satisfaction of the period during which a deferred sales charge is imposed on the Class B or Class C Shares for which the exchange was made.



     Class R Shares. You may purchase Class R Shares with monies representing dividends and capital gain distributions on Class R Shares of the Fund. Also, you may purchase Class R Shares if you are within the following specified categories of investors who are also eligible to purchase Class A Shares at net asset value without an up-front sales charge: officers, current and former trustees of the Fund, bona fide, full-time and retired employees of Flagship, and subsidiaries thereof, or their immediate family members; any person who, for at least 90 days, has been an officer, director or bona fide employee of any Authorized Dealer, or their immediate family members; officers and directors of bank holding companies that make Fund shares available directly or through subsidiaries or bank affiliates; and bank or broker-affiliated trust departments; persons investing $1 million or more in Class R Shares; and clients of investment advisers, financial planners or other financial intermediaries that charge periodic or asset-based "wrap" fees for their services.



     If you are eligible to purchase either Class R Shares or Class A Shares without a sales charge at net asset value, you should be aware of the differences between these two classes of shares. Class A Shares are subject to an annual distribution fee to compensate Flagship Funds Inc. (the "Distributor") for distribution costs associated with the Fund and to an annual service fee to compensate Authorized Dealers for providing you with ongoing account services. Class R Shares are not subject to a distribution or service fee and, consequently, holders of Class R Shares may not receive the same types or levels of services from Authorized Dealers. In choosing between Class A Shares and Class R Shares, you should weigh the benefits of the services to be provided by Authorized Dealers against the annual service fee imposed upon the Class A Shares.

                             OFFICERS AND TRUSTEES



     The Trustees and executive officers of the Fund are listed below. Each of them holds the same positions with each series of the Fund and with Flagship Admiral Funds Inc. Except as indicated, each individual has held the office shown or other offices in the same company for the last five years and has a business address at One Dayton Centre, One South Main Street, Dayton, Ohio 45402-2030, which is also the address of the Fund.



     The "interested" trustees of the Fund as defined in the Investment Company Act of 1940 (the "1940 Act") are indicated by an asterisk (*).



                                                                PRINCIPAL OCCUPATION
      NAME AND ADDRESS        POSITION WITH THE FUND           DURING PAST FIVE YEARS
----------------------------  -----------------------   -------------------------------------
Bruce Paul Bedford*           Trustee                   Chairman and Chief Executive Officer
                                                        of Flagship Resources Inc.
                                                        ("Flagship"), Flagship Financial Inc.
                                                        (the "Manager"), and Flagship Funds
                                                        Inc. (the "Distributor").
Richard P. Davis*             Trustee and President     President and Chief Operating Officer
                                                        of Flagship, the Manager, and the
                                                        Distributor.
Robert P. Bremner             Trustee                   Private Investor and Management
  3725 Huntington Street, NW                            Consultant.
  Washington, DC 20015
Joseph F. Castellano          Trustee                   Professor and former Dean, College of
  4249 Honeybrook Avenue                                Business and Administration, Wright
  Dayton, Ohio 45415                                    State University.
Paul F. Nezi                  Trustee                   Executive Vice President and Chief
  227 E. Dixon Avenue                                   Marketing Officer, ChoiceCare; prior
  Dayton, Ohio 45419                                    to March 1993, Vice President and
                                                        General Manager, Advanced Imaging
                                                        Products, a division of AM
                                                        International; prior to March 1991,
                                                        Partner, Hooper & Nezi, a marketing
                                                        and communications firm.
William J. Schneider          Trustee                   Senior Partner, Miller-Valentine
  4000 Miller-Valentine Ct.                             Partners; Vice President,
  P.O. Box 744                                          Miller-Valentine Realty, Inc.
  Dayton, OH 45401
M. Patricia Madden            Vice President            Vice President, Operations of the
                                                        Distributor
Michael D. Kalbfleisch        Treasurer and Secretary   Vice President and Chief Financial
                                                        Officer of Flagship, the Manager and
                                                        the Distributor
LeeAnne G. Sparling           Controller                Director of Portfolio Operations of
                                                        the Manager



                      COMPENSATION: TRUSTEES AND OFFICERS



                                                                             TOTAL COMPENSATION
                                                                             FROM REGISTRANT AND
                                                            AGGREGATE           FUND COMPLEX
                        NAME OF PERSON                    COMPENSATION        PAID TO TRUSTEES
                           POSITION                      FROM REGISTRANT   (NUMBER OF OTHER FUNDS)
        -----------------------------------------------  ---------------   -----------------------
        Robert P. Bremner..............................      $20,500               $25,500(4)
        Trustee
        Joseph F. Castellano...........................      $21,500               $26,500(4)
        Trustee
        William J. Schneider...........................      $21,500               $26,500(4)
        Trustee
        Paul F. Nezi...................................      $21,500               $26,500(4)
        Trustee

     As of August 8, 1996, to the knowledge of management, each of the following persons beneficially owned the percentage noted of the fund listed beside their name:



Alabama Fund            Farley L. Berman                                      10.39%
                        1234 Champaign Ave.
                        Anniston, AL 36207
                        Prudential Securities Inc.                             7.32%
                        FBO Jerry F. Wilson
                        P.O. Box 300
                        Addison, AL 35540
Kansas Fund             PaineWebber                                            8.62%
                        FBO Sonya & Leonard Ropfogel, Trustees
                        155 N. Market, Suite 1000
                        Wichita, KS 67202
South Carolina Fund     Janece Marsha Garrison                                10.33%
                        1017 Stevens Creek Road
                        Augusta, GA 30907
                        J.C. Bradford & Co. Cust. FBO                          6.38%
                        Ruth K. Keever
                        330 Commerce St.
                        Nashville, TN 37201
                        Joseph Christopher Garrison                           10.33%
                        1017 Stevens Creek Road
                        Augusta, GA 30907
                        James G. McMillan                                      8.96%
                        6 Rock Ledge Ct.
                        Banner Elk, NC 28604



     As of such date, no person beneficially owned 5% or more of the outstanding shares of the following sub-trusts of the Trust: All-American Fund, Arizona Fund, Colorado Fund, Connecticut Fund, Florida Fund, Florida Intermediate Fund, Georgia Fund, Intermediate Fund, Kentucky Fund, Kentucky Limited Term Fund, Limited Term Fund, Louisiana Fund, Michigan Fund, Missouri Fund, New Jersey Fund, New Jersey Intermediate Fund, New Mexico Fund, New York Fund, North Carolina Fund, Ohio Fund, Pennsylvania Fund, Tennessee Fund, Virginia Fund and Wisconsin Fund.



     All trustees and officers as a group own less than 1% of the outstanding shares of the Trust.



     Prior to the sale of shares of any series of the Fund to the public, all of the shares of such series of the Fund will be owned by the Manager.



                          INVESTMENT ADVISORY SERVICES



     As stated in the Prospectus, Flagship Financial Inc. acts as investment adviser (the "Manager") to the Fund and each series pursuant to separate Investment Advisory Agreements (the "Advisory Agreements") with each series. See "How the Funds are Managed" in the Prospectus for a description of the Manager's duties as investment adviser. The Manager's administrative obligations include:
(i) assisting in supervising all aspects of the Fund's operations; (ii) providing the Fund, at the Manager's expense, with the services of persons competent to perform such administrative and clerical functions as are necessary in order to provide effective corporate administration; and (iii) providing the Fund, at the Manager's expense, with adequate office space and related services. The Fund's accounting records are maintained, at the Fund's expense, by its Custodian, Boston Financial.



     As compensation for the services rendered by the Manager under the Advisory Agreements dated March 8, 1985, with respect to the All American, Michigan and Ohio series; November 21, 1985, with respect to the Georgia, North Carolina and Virginia series; July 25, 1986, with respect to the Arizona series; February 2, 1987, with respect to the Colorado, Connecticut, Kentucky and Missouri series; July 20, 1987 with respect to the New York, Florida, Louisiana, New Jersey, and Tennessee series; June 15, 1990, with respect to the Kansas series; May 15, 1992, with respect to the Intermediate, New Jersey, New Jersey Intermediate, Pennsylvania and New Mexico series; June 15, 1992, with respect to the Alabama, Florida Intermediate and South Carolina series; and February 4, 1994 with respect to the Wisconsin series; the Manager is paid a fee, computed daily and payable monthly with respect to each series on a separate basis, at an annual rate of .50% of the average daily net assets of such series. As compensation for the services rendered by the Manager under the Advisory Agreement dated July 20, 1987, with respect to the Limited Term series, and April 21, 1995, with respect to the Kentucky Limited Term Municipal Bond Fund, the

Manager is paid a fee, computed daily and payable monthly at an annual rate of
 .30% of the average daily net assets up to $500 million plus .25% of the average daily net assets in excess of $500 million.



     For the most recent fiscal periods ended May 31, 1994, 1995, and 1996, with respect to each series, the amounts paid to the Manager by such series of the Fund were as follows:



                       STATE SERIES                     1994           1995           1996
        -------------------------------------------  ----------     ----------     ----------
        Alabama....................................  $       --     $       --     $       --
        Arizona....................................      43,162        122,032        140,063
        Colorado...................................          --             --             --
        Connecticut................................     255,441        396,094        421,811
        Florida....................................     314,749        633,336        980,751
        Florida Intermediate.......................          --             --             --
        Georgia....................................     165,095        287,399        235,562
        Kansas.....................................          --             --         38,552
        Kentucky...................................     294,356        559,150        799,646
        Kentucky Limited...........................                                     2,496
        Louisiana..................................      24,821         96,442        148,090
        Michigan...................................     645,194        729,008        873,242
        Missouri...................................     107,595        244,965        494,006
        New Jersey.................................          --             --             --
        New Jersey Intermediate....................          --             --             --
        New Mexico.................................          --         17,972         32,291
        New York...................................          --             --          6,359
        North Carolina.............................     676,431        675,473        674,110
        Ohio.......................................   1,901,128      1,926,295      1,899,111
        Pennsylvania...............................     104,513         58,095         76,802
        South Carolina.............................          --             --             --
        Tennessee..................................     548,942        776,025        921,400
        Virginia...................................     133,981        211,367        310,198
        Wisconsin..................................          --             --             --
        NATIONAL SERIES
        All-American...............................     267,846        420,954        644,844
        Intermediate...............................          --             --             --
        Limited Term...............................   1,313,071      1,369,218      1,259,810
                                                     ----------     ----------     ----------
                  TOTAL............................  $6,796,325     $8,523,825     $9,959,144
                                                     ==========     ==========     ==========

     The tables set forth above do not include portions of the Manager's fee which were permanently waived by the Manager. The amounts of compensation waived by the Manager for such period were:



                       STATE SERIES                     1994           1995           1996
        ------------------------------------------  ------------    -----------    -----------
        Alabama...................................  $        107    $     4,854    $    12,670
        Arizona...................................       377,569        277,079        279,976
        Colorado..................................       162,901        169,048        173,105
        Connecticut...............................       768,360        615,631        636,447
        Florida...................................     1,676,047      1,093,473        685,218
        Florida Int...............................         2,503         19,498         38,041
        Georgia...................................       421,674        321,940        366,193
        Kansas....................................       425,046        404,085        429,494
        Kentucky..................................     1,521,748      1,357,696      1,328,971
        Kentucky Limited..........................            --             --         10,100
        Louisiana.................................       290,721        240,777        222,310
        Michigan..................................       653,131        626,290        586,307
        Missouri..................................       779,519        726,130        598,909
        New Jersey................................        18,392         31,524         48,257
        New Jersey Intermediate...................        40,542         45,333         45,699
        New Mexico................................       225,840        226,715        226,537
        New York..................................       215,688        236,428        244,412
        North Carolina............................       290,321        289,460        318,954
        Ohio......................................       404,687        375,587        522,006
        Pennsylvania..............................       111,454        164,423        156,472
        South Carolina............................        23,928         37,587         46,785
        Tennessee.................................       597,902        442,963        389,150
        Virginia..................................       404,880        351,513        312,111
        Wisconsin.................................            --         22,083         55,421
        NATIONAL SERIES
        ------------------------------------------
        All-American..............................       753,169        632,023        588,351
        Intermediate..............................       146,230        187,583        228,684
        Limited Term..............................       657,881        458,100        332,579
                                                     -----------     ----------     ----------
               TOTAL..............................  $ 10,970,240    $ 9,357,823    $ 8,883,159
                                                     ===========     ==========     ==========



     Also, under separate agreements with the following Funds, for the period ended May 31, 1996, Manager agreed to subsidize certain expenses, excluding advisory and distribution fees, as set forth below. The Manager is not obligated to subsidize such expenses and may not do so in the future.

                                                                       AMOUNT
                                                                     SUBSIDIZED
                                     STATE SERIES                     5/31/96
                    -----------------------------------------------  ----------
                    Alabama........................................   $  57,787
                    Arizona........................................      57,950
                    Colorado.......................................      84,532
                    Florida Intermediate...........................      37,757
                    Kansas.........................................      66,694
                    Kentucky Limited...............................      40,302
                    New Jersey.....................................      67,802
                    New Jersey Intermediate........................      56,297
                    New York.......................................      26,209
                    Pennsylvania...................................      11,285
                    South Carolina.................................      40,103
                    Wisconsin......................................      47,172
                    NATIONAL SERIES
                    -----------------------------------------------
                    Intermediate...................................      41,246
                                                                       --------
                           TOTAL...................................   $ 635,136
                                                                       ========



     Each Advisory Agreement will terminate automatically upon its assignment and its continuance must be approved annually by the Fund's trustees or a majority of the particular series' outstanding voting shares and in either case, by a majority of the Fund's disinterested trustees. Each Advisory Agreement is terminable at any time without penalty by the trustees or by a vote of a majority of the particular series' outstanding voting shares on 60 days' written notice to the Manager, or by the Manager on 60 days' written notice to the Fund.



     The Manager has advanced all organization expenses of the Fund and each series, which include printing of documents, fees and disbursements of the Fund's counsel and accountants, registration fees under the Securities Act of 1933, the 1940 Act, and state securities laws, as well as the initial fees of the Fund's custodian and transfer agent. Such fees aggregated approximately $83,600 for the Colorado series, $69,000 for the Limited Term series, $83,600 for the Missouri series, $72,000 for the Louisiana series, $284,600 for the Florida series, $257,000 for the New York series, $42,800 for the Kansas series, $58,900 for the New Jersey series, $32,200 for the New Jersey Intermediate series, $51,700 for the New Mexico series, $35,700 for the Intermediate series, $35,400 for the South Carolina series, $27,400 for the Florida Intermediate series, $60,800 for the Alabama series, $98,000 for the Wisconsin series and $29,400 for the Kentucky Limited Term series. The Manager advanced $63,000 for reorganizational expenses for the Pennsylvania Series.



     The expenses are being reimbursed to the Manager by uniform pro rata deductions from the net asset value of each series of the Fund accrued daily and paid monthly over the five-year period which commenced June 1, 1991, with respect to the Louisiana, and Missouri series; June 1, 1992, with respect to the New York series; June 1, 1993, with respect to the Colorado, Kansas and New Mexico series, and January 1, 1996 with respect to the Pennsylvania Series. For the Alabama, Florida, Intermediate, Kentucky Limited Term, New Jersey Intermediate, South Carolina and Wisconsin Series, reimbursement commenced on June 1, 1996 and will be paid pro rata over a three-year period.



     The Manager has agreed that in the event the operating expenses of the series (including fees paid to the Manager and payments to the Distributor but excluding taxes, interest, brokerage and extraordinary expenses) for any fiscal year ending on a date on which the related Advisory Agreement is in effect, exceed the expense limitations imposed by applicable state securities laws or any regulations thereunder, it will, up to the amount of its fee, reduce its fee or reimburse the Fund in the amount of such excess.



     A series may advertise its actual expenses expressed as a percentage of its net assets and may also quote the average expense percentage of funds of the same type as calculated by Lipper Analytical Services.



     Securities held by any series may also be held by, or be appropriate investments for, other series or other investment advisory clients of the Manager. Because of different objectives or other factors, a particular security may be bought for one or more clients when one or more clients are selling the same security.



     If purchases or sales of securities for any series of the Fund or other advisory clients arise for consideration at or about the same time, transactions in such securities will be made, insofar as feasible, for the affected series and such other clients in a manner deemed equitable to all. To the extent that transactions on behalf of more than one client of the Manager during the same period may increase the demand for securities being purchased or the supply of securities being sold, there may be an adverse effect on price.



                                  DISTRIBUTOR



     As stated in the Prospectus, Flagship Funds Inc. acts as the Distributor (the "Distributor") of shares of each series in accordance with the terms of separate Distribution Agreements with each series. The Distributor may conduct an initial subscription period offering respecting each series of the Fund and may thereafter make a continuous offering of such series' shares and will be responsible for all sales and promotion efforts. The Distribution Agreements must be approved in the same manner as the Advisory Agreements discussed under "How the Funds are Managed" in the Prospectus and will terminate automatically if assigned by either party thereto and are terminable at any time without penalty by the Board of Trustees of the Fund or by vote of a majority of the pertinent series' outstanding shares on 60 days' written notice to the Distributor and by the Distributor on 60 days' written notice to the Fund.



     Pursuant to Rule 12b-1 under the 1940 Act, the Fund has adopted a plan (the "Plan") with respect to Class A Shares, Class B Shares and Class C Shares which permits the Fund to pay for certain distribution and promotion expenses related to marketing the Fund's shares.



     The Plan authorizes each Fund to expend its monies in an amount equal to the aggregate for all such expenditures to such percentage of each Fund's daily net asset values attributable to each class of shares as may be determined from time to time by vote cast in person at a meeting called for such purpose, by a majority of the Funds' disinterested trustees. The scope of the foregoing shall be interpreted by the trustees, whose decision shall be conclusive except to the extent it contravenes established legal authority. Without in any way limiting the discretion of the trustees, the following activities are hereby declared to be primarily intended to result in the sale of shares of the Fund: advertising the Fund or the Fund's investment adviser's mutual fund activities; compensating underwriters, dealers, brokers, banks and other selling entities and sales and marketing personnel of any of them for sales of shares of the Fund, whether in a lump sum or on a continuous, periodic, contingent, deferred or other basis; compensating underwriters, dealers, brokers, banks and other servicing entities and servicing personnel (including the Fund's investment adviser and its personnel of any of them for providing services to shareholders of the Fund relating to their investment in the Fund, including assistance in connection with inquiries relating to shareholder accounts; the production and dissemination of prospectuses including statements of additional information) of the Fund and the preparation, production and dissemination of sales, marketing and shareholder servicing materials; and the ordinary or capital expenses, such as equipment, rent, fixtures, salaries, bonuses, reporting and record-keeping and third party consultancy or similar expenses relating to any activity for which payment is authorized by the trustees; and the financing of any activity for which payment is authorized by the trustees. Pursuant to the Plan, each series itself through authorized officers may make similar payments for marketing services to non-broker-dealers who enter into service agreements with such series. Distribution costs in the early years of any series of the Fund are likely to be higher than the distribution fee paid to the Distributor by such series of the Fund. For example, in the first year of operations distribution expenses might amount to $500,000 and the fee paid by the Fund might be capped at only $100,000 in view of the Fund's relatively small size, whereas in later years distribution expenses might be $1 million but the distribution fee could be even greater than $1 million in view of the growth of the Fund.



     The maximum amount payable annually by any series of the Fund under the Plan and related agreements with respect to the Class A Shares is .40% of such series' average daily net assets for the year attributable to such Class A Shares. For Class B Shares, the maximum amount payable annually is .95% of such series' average daily net assets attributable to such Class B Shares. For Class C Shares, the maximum amount payable annually is .95% of such series' average daily net assets attributable to such Class C Shares. In the case of broker-dealers who have selling agreements with the Distributor and others, such as banks, who have service agreements with any series of the Fund, the maximum amount payable to any recipient is .001096% per day (.40% on an annualized basis) of the proportion of average daily net assets of such series attributable to Class A Shares represented by such person's customers. The maximum amount payable to any such recipient with respect to Class B Shares is .00260% per day (.95% on an annualized basis) of the proportion of average daily net assets of such series attributable to Class B Shares represented by such person's customers. The maximum amount payable to any such recipient with respect to Class C Shares is .00260% per day (.95% on an annualized basis) of the proportion of average daily net assets of such series attributable to Class C Shares represented by such person's customers. The Board of Trustees may reduce these amounts at any time. All distribution expenses incurred by the Distributor and others, such as broker-dealers, in excess of the amount paid by the Fund will be borne by such persons without any reimbursement from the Fund or any series.



     During the period ended May 31, 1996, the amounts paid to the Distributor by each series of the Fund pursuant to the Plan were as follows:



                                      BROKER      SALARIES      INCENTIVE     MATERIALS AND    SELLING
       STATE SERIES          CLASS   PAYMENTS   AND BENEFITS   COMPENSATION    FULFILLMENT    ACTIVITIES     TOTAL
---------------------------  -----   --------   ------------   ------------   -------------   ----------   ----------
Alabama....................             5,193        1,278          1,922            846             846       10,085
Arizona....................    A      172,738       40,769         33,210         26,367          55,007      328,091
                               C       11,759          896          1,396          2,191             465       16,707
Colorado...................            74,330       17,123         13,096          6,992          26,572      138,113
Connecticut................    A      413,718      101,546         74,020         31,198         197,518      818,000
                               C       52,470        3,289          3,976          2,000             407       62,142
Florida....................    A      662,408      164,117        120,873         54,748         325,924    1,328,070
                               C        2,748          421             --             --              --        3,169
Florida Int................    A       10,143        2,586          3,116          4,574              --       20,419
                               C       19,302        1,157          2,180            836              --       23,475



                                  COMPENSATION     UPFRONT     ADVERTISING AND   SALARIES AND
      STATE SERIES        CLASS    TO BROKERS    COMMISSIONS     PROMOTIONS        BENEFITS      OTHER       TOTAL
------------------------  -----   ------------   -----------   ---------------   ------------   --------   ----------
Georgia.................    A         221,898        55,538          42,053          20,987      108,015      448,491
                            C          67,291         3,736           4,019              --           --       75,046
Kansas..................              216,586        46,501          53,076          53,704        3,247      373,114
Kentucky................    A         821,365       201,713         153,206          77,786      367,244    1,621,314
                            C         158,023         9,602          12,342           1,807           --      181,774
Kentucky Limited........    A           8,450            --              --              --           --        8,450
                            C           3,532            --              --              --           --        3,532
Louisiana...............    A         143,051        34,484          29,834          25,110       44,783      277,262
                            C          35,638         2,306           3,754           1,381           --       43,079
Michigan................    A         506,976       124,353          92,905          48,156      230,567    1,002,957
                            C         337,687        20,181          19,123           6,253           --      383,244
Missouri................    A         465,343       105,958          86,346          55,801      138,003      851,451
                            C          41,343         2,578           4,381              --           --       48,302
New Jersey..............               20,430         4,797           5,920           7,297           --       38,444
New Jersey
  Intermediate..........               18,192         4,604           3,756           2,523        7,395       36,470
New Mexico..............              102,945        25,626          19,125          10,090       48,715      206,501
New York................    A          99,416        24,886          21,298          16,886       37,656      200,142
                            C             533            --              --              --           --          533
N. Carolina.............    A         378,621        94,866          67,823          32,435      191,517      765,262
                            C          55,544         3,402           4,142           1,565           --       64,653
Ohio....................    A         924,924       223,595         165,812          76,854      411,049    1,802,234
                            C         270,416        16,259          20,206             441           --      307,322
Pennsylvania............    A         101,147        21,299          18,416          15,672       14,438      170,972
                            C          29,841         1,923           2,397           1,742           --       35,903
South Carolina..........               18,382         4,656           4,770           5,467        4,029       37,304
Tennessee...............    A         546,564       123,001         101,192          68,622      149,370      988,749
                            C         115,085         7,114           9,196           3,055           --      134,450
Virginia................    A         227,640        57,827          45,610          28,110      105,191      464,378
                            C          72,478         3,375              --              --           --       75,853
Wisconsin...............               21,996         5,622           8,478           8,068           --       44,164

                                  COMPENSATION     UPFRONT     ADVERTISING AND   SALARIES AND
    NATIONAL SERIES       CLASS    TO BROKERS    COMMISSIONS     PROMOTIONS        BENEFITS      OTHER       TOTAL
------------------------  -----   ------------   -----------   ---------------   ------------   --------   ----------
All-American............    A         460,073        99,403          85,217          69,713       86,005      800,411
                            C         373,587        22,918          24,007          15,918           --      436,430
Intermediate............    A          93,973        22,576          24,346          27,048       12,960      180,903
                            C           3,450            --              --              --           --        3,450
Limited Term............    A       1,133,290       259,839         211,727         138,760      365,561    2,109,177
                            C          28,351            --              --              --           --       28,351



     The Plan, the Distribution Agreements, the Selling Agreements and the Service Agreements have been approved by the Fund's trustees, including a majority of the trustees who are not "interested persons" of the Fund and who have no direct or indirect financial interest in the Plan or any related agreement, by vote cast in person at a meeting called for the purpose of voting on the Plan and such agreements. Continuation of the Plan and the related agreements must be approved annually in the same manner, and the Plan or any related agreement may be terminated at any time without penalty by a majority of such disinterested trustees or by a majority of the Fund's outstanding shares. Any amendment increasing the maximum percentage payable under the Plan for any class of shares must be approved by a majority of each series' outstanding shares of such class, and all other material amendments to the Plan or any related agreement must be approved by a majority of each series' outstanding shares. Any amendment increasing the maximum must be approved by a majority of such disinterested trustees.



     In order for the Plan to remain effective, the selection and nomination of trustees who are not "interested persons" of the Fund must be done by the trustees who are not "interested persons" and the persons authorized to make payments under the Plan must provide written reports at least quarterly to the trustees for their review.



     Also, in its capacity as national wholesale underwriter for shares of the Funds, the Distributor received commissions on sales of the Funds' Class A Shares and, if applicable, contingent deferred sales load on Class C Shares offered on a continuous basis for the years ended May 31, 1994; 1995; and 1996 as follows (there is no historical data for Class B or R Shares)

CLASS A SHARES



                                        1994                       1995                      1996
                              ------------------------   ------------------------   -----------------------
                               AGGREGATE     RETAINED     AGGREGATE     RETAINED    AGGREGATE     RETAINED
        STATE SERIES            AMOUNT       BY DIST.      AMOUNT       BY DIST.      AMOUNT      BY DIST.
----------------------------  -----------   ----------   -----------   ----------   ----------   ----------
Alabama.....................  $    14,500   $       --   $    40,800   $    5,600   $   36,800   $    4,500
Arizona.....................      743,600       84,700       226,600       31,400      193,700       26,200
Colorado....................      326,900       43,800        95,400       13,300       98,000       12,900
Connecticut.................    1,033,000      137,900       446,500       59,500      349,000       47,400
Florida.....................    2,135,700      296,700       882,000      111,900      608,800       83,000
Florida Intermediate........       24,400           --        23,300        3,200       22,700        4,200
Georgia.....................      945,300      127,200       347,400       46,900      292,900       38,600
Kansas......................    1,400,000      185,200       384,000       51,100      251,000       35,000
Kentucky....................    3,192,800      423,600     1,304,200      174,100    1,057,100      144,700
Kentucky Limited............                                               23,400        4,200
Louisiana...................      575,400       71,400       246,500       31,500      254,300       32,900
Michigan....................    1,222,500      139,300       593,700       80,600      552,600       75,500
Missouri....................    2,103,300      278,200       892,200      119,700      631,600       86,900
New Jersey..................      112,100       10,800       115,700       14,700      105,700       13,400
New Jersey Intermediate.....      117,500       20,400        30,800        5,600       19,100        3,600
New Mexico..................      646,900       85,500       191,100       28,400      131,800       17,500
New York....................      596,817       69,217       242,700       31,800      202,800       26,900
N. Carolina.................    1,076,400      146,300       438,500       46,900      358,200       49,300
Ohio........................    2,337,100      274,500     1,065,900      141,100      931,000      124,400
Pennsylvania................      173,900       20,000       118,700       15,300      107,100       14,200
S. Carolina.................      111,100        6,100        44,300        5,700       47,900        7,800
Tennessee...................    2,123,600      284,800       845,900      113,400      639,000       88,400
Virginia....................      677,600       88,700       381,200       49,800      311,100       25,900
Wisconsin...................                                 272,200       23,800      169,600       21,300
NATIONAL SERIES
----------------------------
All-American................    1,188,000      161,798       763,400      104,100      556,900       73,800
Intermediate................      460,600       89,100       171,100       34,400      136,700       27,900
Limited Term................    4,055,400      818,100       797,200      160,100      543,300      108,400
                              -----------   ----------   -----------   ----------   ----------   ----------
          TOTAL.............  $27,394,417   $3,863,315   $10,961,300   $1,503,900   $8,632,100   $1,198,800
                              ===========   ==========   ===========   ==========   ==========   ==========

CLASS C SHARES



                                                 1994                  1995                  1996
                                          -------------------   -------------------   -------------------
                                          CONTINGENT DEFERRED   CONTINGENT DEFERRED   CONTINGENT DEFERRED
                  STATE SERIES               SALES CHARGE          SALES CHARGE          SALES CHARGE
        --------------------------------  -------------------   -------------------   -------------------
        Arizona.........................        $    --              $   4,000              $ 1,900
        Connecticut.....................            800                  5,900                  400
        Florida.........................                                                        200
        Florida Intermediate............            400                  1,200                3,600
        Georgia.........................            600                  7,300                2,000
        Kentucky........................          5,900                  6,900                7,300
        Kentucky Limited................                                                        200
        Louisiana.......................            200                  1,300                1,000
        Michigan........................         10,500                 20,400                7,800
        Missouri........................            100                  2,700                1,300
        New York........................                                                         --
        North Carolina..................            400                  4,500                1,600
        Ohio............................         11,600                  7,800               12,300
        Pennsylvania....................            100                    800                  900
        Tennessee.......................          3,900                 16,300               18,400
        Virginia........................          1,200                  9,600                1,700
        NATIONAL SERIES
        --------------------------------
        All-American....................         26,000                 31,500               13,400
        Intermediate....................                                                         --
        Limited Term....................                                                      1,800
                                                -------               --------              -------
                  TOTAL.................        $61,700              $ 120,200              $75,800
                                                =======               ========              =======



                          CUSTODIAN AND TRANSFER AGENT



     Boston Financial, 225 Franklin, Boston, MA 02106, is the custodian, transfer agent and dividend disbursing agent for each series. It also maintains the accounting records, determines the net asset value and performs other shareholder services for the Fund and each series.



                                    AUDITORS



     Deloitte & Touche LLP, 1700 Courthouse Plaza N.E., Dayton, OH 45402, are the independent auditors for the Fund and each series.



                             PORTFOLIO TRANSACTIONS



     The obligations in which the various series invest are traded primarily in the over-the-counter market. Portfolio securities normally are purchased directly from dealers who make a market in the securities involved or directly from the issuer. Such dealers are usually acting as principals for their own account. Because such obligations are usually bought and sold on a net basis without any brokerage commissions, the cost of portfolio transactions to the Fund will primarily consist of dealer spreads.



     Subject to policy established by the Fund's trustees, the Manager is primarily responsible for each series' portfolio decisions and the placing of portfolio transactions. In placing orders, it is the policy of the Fund that the Manager obtain the best net results taking into account such factors as price (including the dealer spread, where applicable); the size, type and difficulty of the transaction involved; the firm's general execution and operational facilities; and the firm's risk in the positioning of the securities involved. While the Manager seeks reasonably competitive prices or commissions, the Fund will not necessarily always be paying the lowest price or commission available. The Manager does not expect to use any one particular dealer, but, subject to obtaining the best price and execution, dealers who provide supplemental investment research to the Fund or the Manager may receive orders for transactions by the Fund. Information so received will be in addition to and not in lieu of the services required to be performed by the Manager under the Advisory Agreements and the expenses of the Manager or any of its affiliates, acting either as principal or as paid broker. No brokerage commissions were paid by any series of the Fund from its respective date of commencement through the period ended May 31, 1996.



                       YIELD AND TOTAL RETURN CALCULATION



     Each series of the Fund may include its current yield or total return in advertisements of information furnished to stockholders or potential investors. The yield of each series is calculated in accordance with the Securities and Exchange Commission's standardized yield formula and, in the case of series offering both Class A and Class C Shares, is so calculated separately for Class A and Class C Shares. Under this formula, interest income over a 30-day measurement period (including appropriate adjustments for accretion of original issue discounts and amortization of market premiums) is reduced by period expenses and divided by the number of days within the measurement period to arrive at a daily income rate. This daily income rate is then expressed as a semiannually compounded yield based on the maximum offering price of a share assuming a standardized 360-day year. The corresponding tax equivalent yield reflects the rate an investor would have to earn on a taxable security in order to equal the same after-tax return. As appropriate, the tax equivalent yield may reflect exemption from federal and/or state income taxes, as well as property and/or intangible taxes.



     A series may also advertise total return for each class of shares which is calculated differently from "average annual total return" (a "nonstandardized quotation"). A nonstandardized quotation of total return measures the percentage change in the value of an account between the beginning and end of a period, assuming no activity in the account other than reinvestment of dividends and capital gains distributions. This computation does not include the effect of the applicable sales charges which, if included, would reduce total return. A nonstandardized quotation of total return will always be accompanied by the series' or class's "average annual total return." A series' average annual total return for any time period is calculated (separately for each class of shares) by assuming an investment at the beginning of the measurement period at the maximum offering price. Dividends from the net investable amount are then reinvested in additional shares each month at the net asset value. At the end of the measurement period, the total number of shares owned are redeemed at net asset value (less any applicable contingent deferred sales charge). The change in total value at the end of the investment period is then expressed as an average annual total rate of return. Each class of each series may also quote its current yield and total return on a tax equivalent basis assuming specified applicable Federal, state and local tax rates and may also quote rankings, yields or returns as published by recognized statistical services or publishers wherein a series' performance is categorized or compared with other national or state tax-exempt bond funds with similar investment objectives, such as Lipper Analytical Service's Fixed Income Performance Analysis for Municipal Bond Funds under "Short (1-5 Yr.) Municipal Bond Funds," "Intermediate (5-10 Yr.) Municipal Bond Funds," or "Single State Municipal Bond Funds," or this same data as quoted by Barrons, Business Week, Forbes, Fortune, Micropal, Money, Mutual Fund, Personal Investing, Worth, Value Line Mutual Fund Survey, or others; Weisenberger Investment Companies Service's annual Investment Companies under "Mutual Fund Tax Exempt Bond Funds"; or Morningstar, Inc.'s Mutual Fund Values under "Municipal Bond General Overview."



     A series may also quote from articles or commentary published by these same statistical services or publishers. In addition, a series may show, in narrative or chart form, such series' credit rating analysis, sector analysis, composition, portfolio holdings, coupon range, as well as information contained in such series' audited financial report.



     From time to time the tax equivalent yield and average annual total return of any national or state tax exempt funds, may be compared to the yield of a three-month, six-month or five-year Certificate of Deposit (a "CD"). Such comparisons will, of course, indicate that while the principal value and yield of the series may fluctuate, the principal value of a CD is FDIC insured, and both its principal value and yield are fixed and stable.



     Current yield and total return of each class of each series will vary from time to time depending on market conditions, the composition of the portfolio of the particular series, operating expenses and other factors. These factors and possible differences in method of calculating performance figures should be considered when comparing the performance figures of any series of the Fund with those of other investment vehicles.

     Yield and Total Return Calculation as of May 31, 1996 (there is no historical data for Class B or R Shares):



                                                                AVERAGE ANNUAL TOTAL
                                             CURRENT YIELD             RETURN
                                                 PRIOR       ---------------------------
            STATE FUNDS              CLASS      30 DAYS      1 YEAR    5 YEAR    10 YEAR      INCEPTION DATE
-----------------------------------  -----   -------------   ------    ------    -------    ------------------
Alabama............................              5.18%        (.64%)    4.33%*              April 11, 1994
Arizona............................   A          5.16%        (.16%)    6.95%      7.18%*   October 29, 1986
                                      C          4.83%        2.75%     3.18%*              February 7, 1994
Colorado...........................              5.78%        (.24%)    6.59%      6.44%*   May 4, 1987
Connecticut........................   A          5.12%        (.19%)    6.09%      6.70%*   July 13, 1987
                                      C          4.80%        2.72%     2.49%*              October 4, 1993
Florida............................   A          4.93%       (1.19%)    6.30%      6.86%*   June 15, 1990
                                      C          4.58%        (.05%)*                       September 14, 1995
Florida Intermediate...............   A          4.46%         .34%     3.92%*              February 1, 1994
                                      C          4.05%        1.90%     4.74%*              February 2, 1994
Georgia............................   A          5.32%       (1.28%)    5.60%      6.92%    March 27, 1986
                                      C          5.01%        1.51%     2.24%*              January 4, 1994
Kansas.............................              5.82%        (.72%)    5.35%*              January 9, 1992
Kentucky...........................   A          4.94%        (.33%)    6.46%      7.53%*   May 4, 1987
                                      C          4.60%        2.40%     2.99%*              October 4, 1993
Kentucky Limited...................   A          5.22%        1.29%*                        September 14, 1995
                                      C          5.05%        2.64%*                        September 14, 1995
Louisiana..........................   A          5.11%         .37%     6.84%      7.49%*   September 12, 1989
                                      C          4.79%        3.12%     2.83%*              February 2, 1994
Michigan...........................   A          4.87%        (.74%)    6.22%      7.37%    June 27, 1985
                                      C          4.55%        1.98%     3.73%*              June 22, 1993
Missouri...........................   A          4.83%        (.84%)    6.28%      7.14%*   August 3, 1987
                                      C          4.50%        1.86%     1.82%               February 2, 1994
New Jersey.........................              5.35%        (.39%)    5.65%*              September 16, 1992
New Jersey Intermediate............              4.27%         .77%     5.45%*              September 16, 1992
New Mexico.........................              4.99%       (1.16%)    4.85%*              September 16, 1992
New York...........................   A          5.11%        (.23%)    7.53%      7.58%*   January 16, 1991
                                      C          4.77%       (3.88%)*                       March 4, 1996
North Carolina.....................   A          4.66%        (.69%)    5.70%      6.85%    March 27, 1986
                                      C          4.32%        2.02%     2.09%*              October 4, 1993
Ohio...............................   A          4.48%        (.77%)    5.98%      7.20%    June 27, 1985
                                      C          4.12%        2.05%     3.62%*              August 3, 1993
Pennsylvania.......................   A          5.31%        (.53%)    6.18%      6.57%*   October 29, 1986
                                      C          4.99%        2.19%     2.47%*              February 2, 1994
South Carolina.....................              4.93%        (.82%)    2.62%*              July 6, 1993
Tennessee..........................   A          4.69%        (.58%)    5.94%      7.31%*   November 2, 1987
                                      C          4.35%        2.24%     2.39%*              October 4, 1993
Virginia...........................   A          5.01%        (.34%)    6.31%      7.40%    March 27, 1986
                                      C          4.69%        2.38%     2.67%*              October 4, 1993
Wisconsin..........................              5.03%        (.99%)    3.09%*              June 1, 1994
NATIONAL FUNDS
-----------------------------------
All-American.......................   A          5.33%         .25%     7.36%      7.96%*   October 3, 1988
                                      C          5.02%        3.08%     4.53%*              June 2, 1993
Intermediate.......................   A          5.37%        1.70%     5.90%*              September 15, 1992
                                      C          4.98%       (1.86%)*                       December 1, 1995
Limited Term.......................   A          3.84%        1.43%     5.84%      6.45%*   October 19, 1987
                                      C          3.64%        (.75%)*                       December 1, 1995



---------------



* Inception to date

                            DIVIDEND PAYMENT OPTIONS



     Several dividend payment options are available to shareholders. The activation of these options varies with the nature of a shareholder's administrative relationship with the Fund. If the shareholder receives periodic statements regarding the Fund from their broker/dealer, then all dividends are automatically paid in cash unless the shareholder instructs their broker/dealer to implement a different option. If the shareholder receives a periodic statement directly from the Fund, then all dividends are automatically reinvested unless the shareholder instructs the Fund to implement a different option.



     The dividend payment options are to:



     1. Automatically reinvest all interest and capital gains distributions.



     2. Pay interest dividends in cash, and reinvest capital gains distributions.



     3. Pay both interest and capital gains distributions in cash.



     4. Direct all dividends to another Flagship tax exempt or utility fund account which has an identical registration and tax identification number (the $3,000 minimum initial investment applies).



     5. Have dividends deposited electronically via automated clearing house into a bank account. The Fund's Prospectus contains complete information.



     If a shareholder's dividend or capital gains distribution check is returned by the postal or other delivery service, such shareholder's check may be reinvested in their account. The shareholder's distribution options may also be converted to having all dividends and other distributions reinvested in additional shares.



     All reinvested or directed dividends will be at net asset value without any sales charge. Your broker, or Flagship customer service representative can help you change your option from your initial account opening instructions.



                   PURCHASE, REDEMPTION AND PRICING OF SHARES



     The ways in which the shares of the series of the Fund are offered to the public is described in the Fund's Prospectus.



PURCHASE



     The Distributor offers several reduced sales charge programs as described below.



     1. Cumulative Purchase Discount (Class A Shares Only). Whenever an individual shareholder purchases Class A Shares of any series of the Fund, such individual shareholder may aggregate his holdings of all Class A Shares in any other open-end mutual fund subject to a front-end sales charge distributed by the Distributor and any current purchases of Class A Shares to determine the applicable sales charge. A reduced sales charge will be imposed if the aggregate amount qualifies under the rate schedule. An individual shareholder may also aggregate the holdings of a spouse, any of their children and parents in the same fashion when making a particular purchase. Finally, for purposes of determining the applicable sales charge, trusts and other fiduciaries may aggregate the holdings of each trust estate or other fiduciary account in the same fashion even if the beneficiaries are unrelated. Any shareholder may also combine his holdings of Class A Shares subject to a front-end sales charge and current purchases of Class A Shares in all such funds distributed by the Distributor in order to qualify for a reduced sales charge on any particular purchase.



     2. Letter of Intent (Class A Shares Only). A shareholder may also qualify for reduced sales charges by sending to the Fund (within 90 days after the first purchase desired to be included in the purchase program) a signed, nonbinding letter of intent to purchase, during a 13-month period, an amount sufficient to qualify for a reduced sales charge. A single letter may be used for spouses, their children and parents or any single trust estate or other fiduciary account. All investments in Class A Shares of the Fund or in Class A Shares of any other open-end mutual fund subject to a front-end sales charge distributed by the Distributor count toward the indicated goal. Once the Distributor receives the required letter of intent, it will apply to qualifying purchases within the 13-month period the sales charge that would be applicable to a single purchase of the total amount indicated in the letter. During the period covered by the letter of intent, 5% of the shares purchased will be restricted until the stated goal is reached. If the intended purchase program is not completed within the 13-month period, the sales charge will be adjusted upward as appropriate and a sufficient number of restricted shares will be redeemed by the Fund if the shareholder does not pay the increased sales charge.

     3. Broker-dealer and Flagship Employees. In view of the reduction of distribution expenses associated with sales of the Fund's shares to registered representatives and full-time employees of broker/dealers who have signed Selling agreements with the Distributor, such individuals are permitted to purchase shares of the Fund at net asset value for their personal accounts. The purchaser must certify to the Fund that certain qualifications have been met and agree to certain restrictions (such as an investment letter) in order to take advantage of this program. For similar reasons, shares of the Fund may be purchased at net asset value and in amounts less than the minimum purchase price by officers, trustees and full-time employees of the Fund, the Distributor and the Manager. For this purpose, the terms "registered representatives of broker/dealers who have signed Dealer Agreements with the Distributor," "officers," "trustees" and "employees" include such persons' spouses, children and parents, as well as the trustee or custodian of any trust, qualified pension or profit sharing plan or IRA established by or for the benefit of such officer, trustee, employee, spouse, child or parent.



     4. Group Purchasers (Class A Shares Only). Members of a qualified group may purchase shares of the Fund at a reduced sales charge applicable to the group as a whole, if such purchases are made in an amount and manner acceptable to the Fund. The sales charge, if any, is based on the aggregate dollar value of shares purchased and still owned by the group, plus the current purchase amount. Members of a qualified group may purchase shares at net asset value (without sales charge) where the amount invested is documented to the Fund to be proceeds from distributions of a unit investment trust. Shares of the Fund may be purchased at net asset value (without sales charge) by tax-qualified employee benefit plans and by trust companies and bank trust departments for funds over which they exercise exclusive discretionary investment authority for which they charge customary fees and which are held in a fiduciary, agency, advisory, custodial or similar capacity.



     A "qualified group" is one which (i) has previously been in existence, (ii) has a primary purpose other than acquiring Fund shares at a discount and (iii) satisfies investment criteria described in the Prospectus which enables the Distributor to realize economies of scale in its costs of distributing shares. A qualified group must have more than 10 members and must agree to comply with certain administrative requirements relating to its group purchases. Under such purchase plans, subsequent investments will continue until such time as the investor notifies his group to discontinue further investments. There may be a delay between the time a member's funds are received by the group and the time the money reaches the Fund because of a qualified group's remittance procedures. Unless otherwise noted above, the investment in the Fund will be made at the public offering price based on net asset value determined on the day that the funds are received in proper form by the Fund.



     5. Redemptions from Unrelated Funds. Shares of the Fund may be purchased at net asset value where the amount invested is documented to the Fund to be proceeds from (i) the redemption (within one year of the purchase of Fund shares) of shares of unrelated investment companies on which the investor has paid initial or contingent deferred sales charges or is no longer subject to a CDSC, (ii) the redemption of related or unrelated investment companies with a Class "R" Share or a share class similar in all material respects to Flagship's Class R Shares or (iii) a Unit Investment Trust.



     6. Wrap Fee Accounts (Class A or Class R Shares Only). Shares of the Fund may be purchased at net asset value by broker/dealers on behalf of wrap fee client accounts for which the broker/dealer charges a fee and performs advisory, custodial, record keeping or other services.



     7. Waiver of CDSC. For purchases of Class A Shares in amounts over $1,000,000, the contingent deferred sales charge may be waived for purchases through a broker-dealer that waives its commission.



EXCHANGES



     Any Class A Shares which have been registered in a shareholder's name for at least 15 calendar days, except shares of money market funds may be exchanged on the basis of relative net asset value per share without a sales charge for Class A Shares of any other tax exempt, cash management, utility fund, stock fund or series thereof distributed by the Distributor in any state where such exchange may legally be made.



     An exchange between funds pursuant to the exchange privilege is treated as a sale for federal income tax purposes and, depending upon the circumstances, a capital gain or loss may be realized. However, shareholders who exchange between funds within 90 days of the initial purchase date may not take as a loss the amount of the sales charge paid, if a sales charge was assessed on the exchanged shares. Also, if a shareholder receives tax-exempt dividends and shares have not been held for more than six months, any loss on the sale or exchange of such holdings shall be disallowed to the extent of the tax-exempt dividends.

REDEMPTION



     To redeem shares, your dealer is responsible for transmitting the redemption request to Boston Financial, the Fund's custodian, by the close of trading on the New York Stock Exchange on a particular day in order for you to receive the redemption price based upon the net asset value per share determined that day. If the dealer fails to do so, you will receive the redemption price next calculated after your request and any other materials are received and your entitlement to any prior day's redemption price must be settled between you and your dealer. Your dealer may charge a service fee for handling your redemption request.



     If you meet the requirements stated below, you may redeem shares by telephone toll free at 800-225-8530.



     If you request payment by wire, proceeds will be sent by wire to a previously designated bank or trust company account normally on the next business day Boston Financial is open for business. The minimum amount to be wired is $5,000. Payment by mail may also be requested by telephone, in which case the Fund will make the redemption as of the close of business on the date on which such request is received and will normally send a check on the next business day in the appropriate amount to the shareholder of record at the address listed in the most recent Application Form received for such shareholder.



     In order to use the telephone redemption procedure, an Application Form with the expedited payment section properly completed must be on file with Boston Financial before an expedited redemption request is submitted. This form requires you to designate the bank or trust company account to which your redemption proceeds should be sent. Any change in the account designated to receive the proceeds must be submitted in proper form on a new Application Form with signature guaranteed (see "Ordinary Redemption" for guaranty requirements).



     Neither the Fund nor Boston Financial will be responsible for the authenticity of any redemption instructions received by telephone or for the accuracy or authenticity of anything contained in the most recent Application Form received from you.



     For all redemptions other than through your dealer or by telephone, your redemption request must be submitted in writing to:



                 Flagship Funds


                  c/o Boston Financial


                  P.O. Box 8509


                  Boston, MA 02266-8509



     Such redemptions will be made immediately after the next determination of net asset value, and the Fund will make payment by sending a check to you at the address on your most recent Application Form. Checks will normally be sent out within one business day, but in no event more than the required settlement period as set by regulation following receipt of the redemption request in proper form. Proceeds of redemptions of recently purchased shares may be delayed for 15 days or more, pending collection of funds for the initial purchase. For redemption requests over $50,000, or if the address on your account has been changed within the past 60 days, or if the redemption proceeds are to go to an address other than the address of record, your signature on the redemption request must be guaranteed by a commercial bank, trust company, savings bank or savings and loan association that is a member of the FDIC or FSLIC, or by a member firm of a domestic national securities exchange. In certain instances, Boston Financial may request additional documentation which it believes necessary to insure proper authorization.



     The Fund reserves the right to suspend the right of redemption and to postpone the date of payment upon redemption for any period during which the New York Stock Exchange is closed, other than weekend and holiday closings, or trading on the New York Stock Exchange is restricted or during which (as determined by the Commission by rule or regulation) and emergency exists as a result of which disposal or evaluation of a series' portfolio securities is not reasonably practicable, or for such other periods as the Commission by order permits.



     The Fund will use its best efforts to pay in cash for all shares redeemed, but under abnormal conditions which make payment in cash impractical or unwise, the Fund may make payment wholly or partly in portfolio securities at their then market value equal, when added to any cash payment, to the redemption price. In such cases an investor may incur brokerage costs in converting such securities to cash.



     Due to the relatively high cost of handling small investments, the Fund reserves the right to involuntarily redeem, at net asset value, the shares in a series of any shareholder whose redemptions cause the value of its holdings in such series to have a value of less than $1,000. Before the Fund redeems such shares and sends the proceeds to the shareholder, the shareholder will be given written notice that the value of the shares of such series in the account is less than the minimum amount and will be allowed 30 days to make an additional investment in an amount which will increase the value of his holdings in such series to at least $1,000. Accounts with balances of less than $25 will be redeemed without written notice. No CDSC will be imposed on involuntary redemptions.



     Shares purchased other than by Federal Funds wire or bank wire may not be redeemed by telephone until 15 calendar days after the purchase of such shares but may be redeemed pursuant to the ordinary redemption procedure during such period.



PRICE



     The public offering price is based on net asset value and includes the applicable sales charge. Because the Fund determines net asset value for each series daily as of the close of trading (normally 4:00 p.m. New York time) on the New York Stock Exchange on each day that the Exchange is open for trading, your dealer must transmit your order to the Fund prior to such time in order for your order to be executed at the public offering price based on the net asset value to be determined that day. Any change in price due to the failure of the Fund to receive an order prior to the close of the Exchange must be settled between you and your dealer. Similarly, if your dealer fails to provide timely payment (normally five business days after the order is received), the Distributor may sell the shares to other investors at the then current offering price. If the Distributor does so, the dealer will be responsible to the Distributor for any loss which the Distributor incurs in connection with the transaction, and you must settle with your dealer your rights to shares at the price on the day you ordered them.



     All funds will be fully invested in full and fractional shares. The issuance of shares is recorded on the books of the Fund, and, to avoid additional operating costs and for investor convenience, share certificates will not be issued, except by special arrangement. Boston Financial will send to each shareholder of record a confirmation of each purchase and redemption transaction (including the aggregate number of shares owned after such transaction) by such shareholder and a quarterly statement summarizing purchases, redemptions and dividend accruals and distributions in the account during the prior month.



                                     TAXES



     Each series of the Fund intends to qualify and elect to be treated as a "regulated investment company" under Sections 851-855 of the Internal Revenue Code of 1986, as amended (the "Code"). To so qualify, each series must, among other things, (i) derive at least 90% of its gross income in each taxable year from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currency, or certain other income (including but not limited to gains from options, futures and forward contracts) derived with respect to its business of investing in stock, securities or currencies; (ii) derive less than 30% of its gross income in each taxable year from the sale or other disposition of the following assets held for less than three months: (a) stock or securities, (b) options, futures or forward contracts on stock or securities, or (c) foreign currencies (or foreign currency options, futures or forward contracts) not directly related to its principal business of investing in stock or securities; and (iii) diversify its holdings so that, at the end of each quarter of its taxable year, the following two conditions are met: (a) at least 50% of the value of the Fund's total assets is represented by cash, U.S. Government securities, securities of other regulated investment companies and other securities (for this purpose, such other securities will qualify only if the Fund's investment is limited, in respect of any issuer, to an amount not greater than 5% of the Fund's assets and 10% of the outstanding voting securities of such issuer) and (b) not more than 25% of the value of the Fund's assets is invested in securities of any one issuer (other than U.S. Government securities or securities of other regulated investment companies). Because each series of the Fund generally invests in the obligations of a single state and its political subdivisions, it may be more difficult for a series to comply with the above-mentioned diversification requirements than would be the case if such series invested in a broader category of obligations.



     Corporate shareholders may also be taxed on exempt interest dividends not otherwise considered to be a preference item since the computation of a corporation's alternative minimum tax liability includes an adjustment generally based on the difference between adjusted current earnings (an alternative measure of income that includes interest on tax-exempt obligations) and the amount otherwise determined to be alternative minimum taxable income.



     Each series intends to declare and pay dividends and capital gains distributions so as to avoid imposition of a four percent Federal excise tax. To do so, each series expects to distribute during the calendar year at least an amount equal to (i) 98% of its calendar year ordinary income, (ii) 98% of its capital gain net income (the excess of short and long-term capital gain over short and long-term capital loss) for each one-year period ending October 31, and (iii) 100% of any undistributed ordinary or capital gain net income from the prior calendar year which has not been taxed to such series. Dividends declared in October, November or December made payable to shareholders of record in such a month, and paid in the following January would be deemed to have been paid by the Fund and received by shareholders as of December 31st of the year declared.



     Dividends paid by any series will not qualify for the 70 percent dividends-received deduction generally available to corporate shareholders because none of any series' gross income will consist of dividends from domestic corporations. Shareholders will be subject to federal and state taxes on distributions attributable to interest earned on certificates issued by U.S. agencies (e.g., GNMA, FNMA, and FHLMC).



     A series may engage in various defensive hedging transactions. Under various Code provisions, such transactions may change the character of recognized gains and losses, accelerate the recognition of certain gains and losses, and defer the recognition of certain losses. If a shareholder receives an exempt-interest dividend with respect to any share of a series and such share is held by such shareholder for less than six months, any loss on the sale or exchange of such share shall be disallowed to the extent of such exempt-interest dividend. Also, if a capital gain dividend is paid with respect to any shares of a series which are sold at a loss after being held for less than six months, any loss realized upon the sale of such shares will be treated as a long-term capital loss to the extent of such capital gain dividend. There are special rules for determining holding periods for purposes of these rules.



                      EXCHANGE AND REINVESTMENT PRIVILEGE



     Any Class of Shares which have been registered in a shareholder's name for at least 15 calendar days, may be exchanged, on the basis of relative net asset value per share, for shares of any other tax exempt, cash management, stock, or utility mutual fund or series thereof distributed by Flagship Funds Inc. ("Substitute Fund"). Class A Shares may only be exchanged for other shares which are sold subject to an initial sales charge in any state where such exchange may legally be made. Any Class B and Class C Shares may be exchanged without the payment of any contingent deferred sales charge otherwise due upon redemption of Class B and Class C Shares for shares of any other Substitute Fund which are sold pursuant to a deferred sales charge arrangement in any state where such exchange may legally be made. Any Class R Shares may be exchanged for any other series of Class R Shares. Shares must be on deposit at the transfer agent before the exchange can be made. Before effecting an exchange, a shareholder should obtain and read a current prospectus of the Substitute Fund.



     An exchange between funds pursuant to the exchange privilege is treated as a sale for Federal income tax purposes and, depending upon the circumstances, a short or long-term capital gain or loss may be realized. However, shareholders who exchange between funds within 90 days of the initial purchase date may not take as a loss the amount of the sales charge paid, if a sales charge was assessed on the exchanged shares.



     The exchange privilege may be modified or terminated at any time. The Fund reserves the right to limit the number of times an investor may exercise the exchange privilege. To exercise the exchange privilege, you must either contact your dealer or broker, who will advise the Fund of the exchange, or complete the Exchange Application available from the Fund's Transfer Agent and submit it to the Transfer Agent. If you have certificates for any shares being exchanged, you must surrender such certificates.



     A shareholder who has redeemed Class A Shares may repurchase shares (or shares of any other fund distributed by the Distributor or series thereof which are sold subject to a sales charge) at net asset value without incurring the applicable sales charge. Such a purchase must, however, be in an amount between the stated minimum investment of such fund and the amount of the proceeds of redemption. The reinvestment request must be received by the Transfer Agent within one year of the redemption, and this feature may be exercised by a shareholder only twice per calendar year. Exercising the reinvestment privilege will not affect the character of any gain or loss realized on the redemption for federal income tax purposes, except that if the redemption resulted in a loss, the reinvestment may result in the loss being disallowed under the "wash sale" rules.



     For further details on exchanges and reinvestments, please contact your dealer or call the Fund toll free at 1-800-414-7447, or for TDD call 800-360-4521.



                           SYSTEMATIC WITHDRAWAL PLAN



     Shareholders of any series of the Fund whose account is valued at $10,000 or more may establish a Systematic Withdrawal Plan ("SWP") and receive monthly or quarterly checks for $50 or any specified greater amount. Shareholders who establish a SWP must receive their distributions of the Fund's investment income in the form of additional full and fractional shares at net asset value without any sales charge. Such distributions and other shares in the shareholder's account will be redeemed to the extent necessary at net asset value on the day of the month that monthly dividends are paid in order to pay the specified amount to be withdrawn that month pursuant to the shareholder's SWP. Depending upon the size of withdrawal payments specified, the size of the shareholder's account and fluctuations in net asset value, such redemptions may reduce or exhaust the shareholder's account.



     Generally, it will be disadvantageous for a shareholder to purchase shares (except through reinvestment of distributions) while the shareholder is participating in a SWP because the shareholder will be paying a sales charge to purchase shares at the same time that the shareholder is redeeming shares upon which the shareholder may already have paid a sales charge. Therefore, the Fund will not knowingly permit a shareholder to make additional investments of less than $5,000 if such shareholder is at the same time making systematic withdrawals at a rate greater than the dividends being paid on his shares. The Fund reserves the right to amend or terminate the systematic withdrawal program on thirty days' notice. Shareholders may withdraw from the program at any time or change the payee or the specified amount of payments.



     If you are interested in establishing a SWP, please contact Flagship toll free at 1-800-225-8530, or for TDD call 800-360-4521.



                          SERVICEMARKS AND TRADEMARKS



     Flagship Financial has obtained federal registration of combination servicemarks for each of the state and national series described in this prospectus. The servicemarks consist of both the full name of each fund and an accompanying logo. In the case of the state funds, the logo is presented as white stars on a blue field, along with red and white stripes covering an outline of the specific state, and in the case of the national funds, a similar design covering an outline of the United States. These servicemarks are filed for federal registration. In addition, Flagship Financial was granted a federal registered trademark for its use of "Plain Vanilla(R)" in the investment and mutual fund area.



                               OTHER INFORMATION



     The Prospectus and the Statement of Additional Information do not contain all the information included in the Registration Statement filed with the SEC under the Securities Act of 1933 and the 1940 Act with respect to the securities offered by the Prospectus, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. The Registration Statement including the exhibits filed therewith may be examined at the office of the SEC in Washington, D.C.



     Statements contained in the Prospectus or in the Additional Statement as to the contents of any contract of other documents referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which the Prospectus and the Statement of Additional Information form a part, each such statement being qualified in all respects by such reference.

                                   APPENDIX I

                  DESCRIPTION OF MUNICIPAL SECURITIES RATINGS

     Standard & Poor's Ratings Group -- A brief description of the applicable Standard & Poor's Ratings Group rating symbols and their meanings (as published by Standard & Poor's Corporation) follows:

     A Standard & Poor's corporate or municipal debt rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers, or lessees.

     The rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

     The ratings are based on current information furnished by the issuer and obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

     The ratings are based, in varying degrees, on the following considerations:

    I.         Likelihood of default -- capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;
    II.        Nature of and provisions of the obligation;
    III.       Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

1.  Long-term municipal bonds

    AAA        Bonds rated AAA have the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.
    AA         Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.
    A          Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.
    BBB        Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.
    BB-D       Debt rated "BB", "B", "CCC", "CC" and "C" is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. "BB" indicates the lowest degree of speculation and "C" the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.
               The "CI" is reserved for income bonds on which no interest is being paid. Debt rated "D" is in default, and payment of interest and/or repayment of principal is in arrears.

     Plus (+) or Minus (B): The ratings from "AA" to "BBB" may be modified by the addition of a plus or a minus sign to show relative standing within the major rating categories.

     Provisional Ratings: The letter "P" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. The investor should exercise his own judgment with respect to such likelihood and risk.

2. Short-term tax exempt notes

     Standard & Poor's tax exempt note ratings are generally given to such notes that mature in three years or less. The three rating categories are as follows:

    SP-1       Strong capacity to pay principal and interest. Issues determined to possess very strong characteristics will be given a plus (+) designation.
    SP-2       Satisfactory capacity to pay principal and interest with some vulnerability to adverse financial and economic changes over the term of the notes.
    SP-3       Speculative capacity to pay principal and interest.

3. Tax-exempt commercial paper

     A Standard & Poor's commercial paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 165 days. Ratings are graded into four categories, ranging from "A" for the highest quality obligations to "D" for the lowest. The four categories are as follows:

    A          Issues assigned this highest rating are regarded as having the greatest capacity for timely payment. Issues in this category are further refined with the designation 1, 2, and 3 to indicate the relative degree of safety.
    A-1        This designation indicates that the degree of safety regarding timely payment is strong. Those issues determined to possess overwhelming safety characteristics are denoted with a plus (+) sign designation.
    A-2        Capacity for timely payment on issues with this designation is satisfactory.
               However, the relative degree of safety is not as high as for issues designated
               "A-1".
    A-3        Issues carrying this designation have adequate capacity for timely payment. They are, however, somewhat more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.
    B          Issues rated "B" are regarded as having speculative capacity for timely payment.
    C&D        These ratings indicate that the issue is either in default or expected to be in default upon maturity.

     MOODY'S INVESTORS SERVICE, INC. -- A brief description of the applicable Moody's Investors Service, Inc. rating symbols and their meanings follow:

1. Long-term municipal bonds

     Aaa -- Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large, or by an exceptionally stable, margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are more unlikely to impair the fundamentally strong position of such issues. With the occasional exception of oversupply in a few specific instances, the safety of obligations of this class is so absolute that their market value is affected solely by money market fluctuations.

     Aa -- Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than the Aaa Securities. These Aa bonds are high grade, their market value virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

     A -- Bonds which are rated A possess many favorable investment attributes and are to be considered as higher medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to A-rated bonds may be influenced to some degree by credit circumstances during a sustained period of depressed business conditions. During periods of normalcy, bonds of this quality frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

     Baa -- Bonds which are rated Baa are considered as lower medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments but certain protective elements may be lacking or may be characteristically unreliable of over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to change in economic circumstances, and aside from occasional speculative factors applying to some bonds of this class, Baa market valuations move in parallel with Aaa, Aa, and A obligations during periods of economic normalcy, except in instances of oversupply.

     Ba-C -- Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well-assured. Often, the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class. Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small. Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest. Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings. Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

     Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

     Con. -- Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit status upon completion of construction or elimination of basis of condition.

2. Short-term tax exempt notes

     SHORT-TERM NOTES. The four ratings of Moody's for short-term notes are MIG 1, MIG 2, MIG 3, and MIG 4; MIG 1 denotes "best quality, enjoying strong protection from established cash flows"; MIG 2 denotes "high quality" with "ample margins of protection"; MIG 3 notes are of "favorable quality...but lacking the undeniable strength of the preceding grades"; MIG 4 notes are of "adequate quality, carrying specific risk but having protection...and not distinctly or predominantly speculative".

3. Tax-exempt commercial paper

     Moody's commercial paper ratings are opinions of the ability of issuers to repay punctually promissory obligations not having an original maturity in excess of nine months. Moody's employs the following three designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers:

     Issuers rated Prime-1 (or related supporting institutions) have a superior capacity for repayment of short-term promissory obligations.

     Issuers rated Prime-2 (or related supporting institutions) have a strong capacity for repayment of short-term promissory obligations.

     Issuers rated Prime-3 (or related supporting institutions) have an acceptable capacity for repayment of short-term promissory obligations.

     Issuers rated Not Prime do not fall within any of the Prime rating categories.

     FITCH INVESTORS SERVICE, INC. -- A brief description of the applicable Fitch Investors Service, Inc. rating symbols and their meanings follows:

1. Long-term municipal bonds

AAA              Bonds considered to be investment grade and the of highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.
AA               Bonds considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated "AAA". Because bonds rated in the "AAA" and "AA"
                 categories are not significantly vulnerable to foreseeable future developments, short-term debt of these issuers is generally rated "F-1+".
A                Bonds considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.
BBB              Bonds considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have adverse impact on these bonds, and therefore impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.
PLUS (+) MINUS   Plus and minus signs are used with a rating symbol to indicate the relative
(B)              position of a credit within the rating category. Plus and minus signs, however, are not used in the 'AAA' category.
NR               Indicates that Fitch does not rate the specific issue.
CONDITIONAL      A conditional rating is premised on the successful completion of a project or the occurrence of a specific event.
SUSPENDED        A rating is suspended when Fitch deems the amount of information available from the issuer to be inadequate for rating purposes.
WITHDRAWN        A rating will be withdrawn when an issue matures or is called or refinanced, and, at Fitch's discretion, when an issuer fails to furnish proper and timely information.
FITCHALERT       Ratings are placed on FitchAlert to notify investors of an occurrence that is likely to result in a rating change and the likely direction of such change. These are designated as "'Positive," indicating a potential upgrade, "Negative," for potential downgrade, or "Evolving," where ratings may be raised or lowered.
                 FitchAlert is relatively short-term, and should be resolved within 12 months.
CREDIT TREND     Credit trend indicators show whether credit fundamentals are improving, stable, declining, or uncertain, as follows:
                 Improving
                 Stable
                 Declining
                 Uncertain
                 Credit trend indicators are not predictions that any rating change will occur, and have a longer-term time frame than issues placed on FitchAlert

                                  APPENDIX II

                       DESCRIPTION OF HEDGING TECHNIQUES

     Set forth below is additional information regarding the various series' defensive hedging techniques and use of repurchase agreements.

FUTURES AND INDEX TRANSACTIONS

     Financial Futures. A financial future is an agreement between two parties to buy and sell a security for a set price on a future date. They have been designed by boards of trade which have been designated "contracts markets" by the Commodity Futures Trading Commission ("CFTC").

     The purchase of financial futures is for the purpose of hedging a series' existing or anticipated holdings of long-term debt securities. When a series purchases a financial future, it deposits in cash or securities an "initial margin" of between 1% and 5% of the contract amount. Thereafter, the series' account is either credited or debited on a daily basis in correlation with the fluctuation in price of the underlying future or other requirements imposed by the exchange in order to maintain an orderly market. The series must make additional payments to cover debits to its account and has the right to withdraw credits in excess of the liquidity, the series may close out its position at any time prior to expiration of the financial future by taking an opposite position. At closing a final determination of debits and credits is made, additional cash is paid by or to the series to settle the final determination and the series realizes a loss or gain depending on whether on a net basis it made or received such payments.

     The sale of financial futures is for the purpose of hedging a series' existing or anticipated holdings of long-term debt securities. For example, if a series owns long-term bonds and interest rates were expected to increase, it might sell financial futures. If interest rates did increase, the value of long-term bonds in the series' portfolio would decline, but the value of the series' financial futures would be expected to increase at approximately the same rate thereby keeping the net asset value of the series from declining as much as it otherwise would have.

     Among the risks associated with the use of financial futures by the Fund's series as a hedging device, perhaps the most significant is the imperfect correlation between movements in the price of the financial futures and movements in the price of the debt securities which are the subject of the hedge.

     Thus, if the price of the financial future moves less or more than the price of the securities which are the subject of the hedge, the hedge will not be fully effective. To compensate for this imperfect correlation, the series may enter into financial futures in a greater dollar amount than the dollar amount of the securities being hedged if the historical volatility of the prices of such securities has been greater than the historical volatility of the financial futures. Conversely, the series may enter into fewer financial futures if the historical volatility of the price of the securities being hedged is less than the historical volatility of the financial futures.

     The market prices of financial futures may also be affected by factors other than interest rates. One of these factors is the possibility that rapid changes in the volume of closing transactions, whether due to volatile markets or movements by speculators, would temporarily distort the normal relationship between the markets in the financial future and the chosen debt securities. In these circumstances as well as in periods of rapid and large price movements. The series might find it difficult or impossible to close out a particular transaction.

     Options on Financial Futures. The Fund's series may also purchase put or call options on financial futures which are traded on a U.S. Exchange or board of trade and enter into closing transactions with respect to such options to terminate an existing position. Currently, options can be purchased with respect to financial futures on U.S. Treasury Bonds on The Chicago Board of Trade. The purchase of put options on financial futures is analogous to the purchase of put options by a series on its portfolio securities to hedge against the risk of rising interest rates. As with options on debt securities, the holder of an option may terminate his position by selling an option of the same series. There is no guarantee that such closing transactions can be effected.

INDEX CONTRACTS

     Index Futures. A tax-exempt bond index which assigns relative values to the tax-exempt bonds included in the index is traded on the Chicago Board of Trade. The index fluctuates with changes in the market values of all tax-exempt bonds included rather than a single bond. An index future is a bilateral agreement pursuant to which two parties agree to take or make delivery of an amount of cash--rather than any security--equal to specified dollar amount times the difference between the index value at the close of the last trading day of the contract and the price at which the index future was originally written. Thus, an index future is similar to traditional financial futures except that settlement is made in cash.

     Index Options. The Fund's series may also purchase put or call options on U.S. Government or tax-exempt bond index futures and enter into closing transactions with respect to such options to terminate an existing position. Options on index futures are similar to options on debt instruments except that an option on an index future gives the purchaser the right, in return for the premium paid, to assume a position in an index contract rather than an underlying security at a specified exercise price at any time during the period of the option. Upon exercise of the option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance of the writer's futures margin account which represents the amount by which the market price of the index futures contract, at exercise, is less than the exercise price of the option on the index future.

     Bond index futures and options transactions would be subject to risks similar to transactions in financial futures and options thereon as described above. No series will enter into transactions in index or financial futures or related options unless and until, in the Manager's opinion, the market for such instruments has developed sufficiently.

REPURCHASE AGREEMENTS

     A series may invest temporarily up to 5% of its assets in repurchase agreements, which are agreements pursuant to which securities are acquired by the series from a third party with the understanding that they will be repurchased by the seller at a fixed price on an agreed date. These agreements may be made with respect to any of the portfolio securities in which the series is authorized to invest. Repurchase agreements may be characterized as loans secured by the underlying securities. The series may enter into repurchase agreements with (i) member banks of the Federal Reserve System having total assets in excess of $500 million and (ii) securities dealers, provided that such banks or dealers meet the creditworthiness standards established by the Fund's board of trustees ("Qualified Institutions"). The Manager will monitor the continued creditworthiness of Qualified Institutions, subject to the oversight of the series board of trustees.

     The use of repurchase agreements involves certain risks. For example, if the seller of securities under a repurchase agreement defaults on its obligation to repurchase the underlying securities, as a result of its bankruptcy or otherwise, the series will seek to dispose of such securities, which action could involve costs or delays. If the seller becomes insolvent and subject to liquidation or reorganization under applicable bankruptcy or other laws, the series' ability to dispose of the underlying securities may be restricted. Finally, it is possible that the series may not be able to substantiate its interest in the underlying securities. To minimize this risk, the securities underlying the repurchase agreement will be held by the custodian at all times in an amount at least equal to the repurchase price, including accrued interest. If the seller fails to repurchase the securities, the series may suffer a loss to the extent proceeds from the sale of the underlying securities are less than the repurchase price.

     The resale price reflects the purchase price plus an agreed upon market rate of interest which is unrelated to the coupon rate or date of maturity of the purchased security. The collateral is marked to market daily. Such agreements permit the Series to keep all its assets earning interest while retaining "overnight" flexibility in pursuit of investments of a longer-term nature.

                                FLAGSHIP ARIZONA

             STATEMENT OF INVESTMENTS IN SECURITIES AND NET ASSETS

                                MUNICIPAL BONDS

                                  MAY 31, 1996

 FACE
AMOUNT                                                                                       FACE                   MARKET
 (000)     DESCRIPTION                                                                       RATE     MATURITY       VALUE
-----------------------------------------------------------------------------------------------------------------------------
           EDUCATION
$1,370     University of Arizona Foundation Lease Revenue................................    7.750%   07/01/07    $ 1,442,898
           HEALTH CARE
 1,670     Cochise County, AZ Industrial Development Authority Revenue--Sierra Vista Care
             Center--Series 1994 A.......................................................    6.750    11/20/19      1,753,483
           HOSPITALS
 1,250     Arizona Health Facilities Authority Revenue--Arizona Voluntary Hospital
             Federation Pooled Loan Program--Series 1985 B...............................    7.250    10/01/13      1,345,062
 2,275     Maricopa County, AZ Industrial Development Authority Hospital Facility
             Revenue--Samaritan Health Services--Series 1990 A...........................    7.000    12/01/16      2,657,359
   750     Maricopa County, AZ Industrial Development Authority Hospital Facility
             Revenue--John C. Lincoln Hospital...........................................    7.500    12/01/13        828,420
   500     Pima County, AZ Industrial Development Authority Revenue--Carondelet Health
             Care Corporation--Series 1993...............................................    5.250    07/01/12        475,980
 1,000     Scottsdale, AZ Industrial Development Authority Hospital Revenue--Scottsdale
             Memorial Hospital--1987 A...................................................    8.500    09/01/17      1,066,770
 1,500     Scottsdale, AZ Industrial Development Authority Hospital Revenue--Scottsdale
             Memorial Hospital--Series 1993..............................................    5.500    09/01/12      1,473,015
           HOUSING/MULTIFAMILY
   425     Phoenix, AZ Industrial Development Authority Revenue--Chris Ridge Village--
             Series 1992.................................................................    6.800    11/01/25        437,572
           HOUSING/SINGLE FAMILY
   255     Maricopa County, AZ Industrial Development Authority--Single Family Mortgage
             Revenue--Series 1991 A......................................................    7.500    08/01/12        266,279
           INDUSTRIAL DEVELOPMENT AND POLLUTION CONTROL
   250     Casa Grande, AZ Industrial Development Authority Revenue--Frito-Lay/PepsiCo
             Pollution Control Project--Series 1984 A....................................    6.650    12/01/14        263,118
 1,000     Mesa, AZ Industrial Development Authority--TRW Vehicle Safety
             Systems, Inc................................................................    7.250    10/15/04      1,026,330
   500     Mohave County, AZ Industrial Development Authority Revenue--Citizens Utility
             Company Project.............................................................    7.150    02/01/26        528,770
   195     Navajo County, AZ Pollution Control Revenue--Arizona Public Service Company--
             Series 1993.................................................................    5.875    08/15/28        181,535
           MUNICIPAL APPROPRIATION OBLIGATIONS
   225     Arizona State Municipal Financing Program--Certificates of
             Participation--Series 11....................................................    8.000    08/01/17        292,784
   850     Tucson, AZ Certificates of Participation--Series 1994.........................    6.375    07/01/09        900,804
           MUNICIPAL REVENUE/OTHER
   375     Salt River Pima--Maricopa Indian Community--Arizona Special Obligation
             Revenue--Phoenix Cement Company.............................................    7.750    02/15/97        383,749
           MUNICIPAL REVENUE/TRANSPORTATION
   500     Phoenix, AZ Airport Revenue--Series 1994 D....................................    6.400    07/01/12        517,610
   500     Tucson, AZ Airport Authority Revenue--Series B................................    7.125    06/01/15        537,245
           MUNICIPAL REVENUE/UTILITY
   500     Central Arizona Water Conservation District Revenue--Central Arizona Project--
             Contract Revenue--Series 1993A..............................................    5.500    11/01/10        497,515
     5     Central Arizona Water Conservation District Revenue--Series 1991 B............    6.500    11/01/11          5,334
   500     Salt River Project--Arizona Agricultural Improvement and Power
             District--Electric System Refunding Revenue--Series 1993 A..................    5.750    01/01/10        508,470
           MUNICIPAL REVENUE/WATER & SEWER
 1,750     Chandler, AZ Water and Sewer Revenue..........................................    6.750    07/01/06      1,875,895
   500     Cottonwood, AZ Sewer Revenue--Series 1992.....................................    6.900    07/01/03        541,495
   100     Cottonwood, AZ Sewer Revenue--Series 1992.....................................    7.000    07/01/06        107,255
   100     Cottonwood, AZ Sewer Revenue--Series 1992.....................................    7.000    07/01/07        106,671
   540     Pima County, AZ Sewer Revenue--Series 1991....................................    6.750    07/01/15        572,659
   800     Sedona, AZ Sewer Revenue--Series 1992.........................................    7.000    07/01/12        838,280
   500     Tucson, AZ Water System Revenue--Series 1991..................................    6.700    07/01/12        538,240
 1,000     Tucson, AZ Water System Revenue--Series 1993..................................    5.500    07/01/10        991,250

                                FLAGSHIP ARIZONA

 FACE
AMOUNT                                                                                       FACE                   MARKET
 (000)     DESCRIPTION                                                                       RATE     MATURITY       VALUE
-----------------------------------------------------------------------------------------------------------------------------
           NON-STATE GENERAL OBLIGATIONS
$  800     Chandler, AZ General Obligation...............................................    7.000%   07/01/12    $   868,968
   250     Cochise County, AZ Sierra Unified School District Number 68--General
             Obligation--Series 1992.....................................................    7.500    07/01/09        297,225
   250     Coconino and Yavapai Counties, AZ Unified School District Number
             9--Sedona--Oak Creek--Series 1992 A.........................................    6.700    07/01/06        266,975
   750     Maricopa County, AZ School District Number 11--Peoria--Series 1992............    6.400    07/01/10        783,532
   675     Maricopa County, AZ School District Number 11--Peoria--Series 1992............    0.000    07/01/06        389,806
 4,000     Maricopa County, AZ School District Number 28--Kyrene Elementary--Series 1993
             C...........................................................................    0.000    07/01/07      2,161,760
 2,460     Maricopa County, AZ School District Number 28--Kyrene Elementary--Series 1993
             C...........................................................................    0.000    07/01/08      1,242,989
 1,870     Maricopa County, AZ School District Number 28--Kyrene Elementary--Series 1993
             C...........................................................................    0.000    01/01/09        918,563
 3,805     Maricopa County, AZ School District Number 28--Kyrene Elementary--Series 1993
             C...........................................................................    0.000    01/01/10      1,743,223
 6,000     Maricopa County, AZ School District Number 28--Kyrene Elementary--Series 1993
             C...........................................................................    0.000    01/01/11      2,558,820
   500     Maricopa County, AZ Glendale Elementary School District Number 40--School
             Improvement--Series 1995....................................................    6.200    07/01/09        505,560
 3,000     Maricopa County, AZ Glendale Elementary School District Number 40--School
             Improvement--Series 1995....................................................    6.250    07/01/10      3,035,670
 1,750     Maricopa County, AZ Glendale Elementary School District Number 40--School
             Improvement--Series 1995....................................................    6.300    07/01/11      1,770,755
 2,000     Maricopa County, AZ Unified School District Number 41--Gilbert--Series 1994...    0.000    01/01/06      1,197,980
   500     Maricopa County, AZ Unified School District Number 41--Gilbert--Series 1995
           D.............................................................................    6.250    07/01/15        491,770
   515     Maricopa County, AZ School District Number 68--Alhambra Elementary--Series
             1994 A......................................................................    6.750    07/01/14        557,189
 2,000     Maricopa County, AZ Paradise Valley Unified School District Number 69--Series
             1995........................................................................    7.000    07/01/12      2,287,280
   500     Maricopa County, AZ School District Number 80--Chandler--Series 1994..........    6.250    07/01/11        535,415
 1,275     Maricopa County, AZ School District Number 98--Fountain Hills--Series 1992....    0.000    07/01/06        736,300
   125     Navajo County, AZ Unified School District Number 2--Joseph City--Series 1992
             A...........................................................................    6.800    07/01/01        132,910
   375     Navajo County, AZ Unified School District Number 2--Joseph City--Series 1992
             A...........................................................................    6.800    07/01/02        398,302
 1,000     Pima County, AZ Unified School District Number 1--Tucson--Series 1992.........    7.500    07/01/10      1,190,930
   500     Pima County, AZ Unified School District Number 13--Tanque Verde--Series
             1994........................................................................    6.700    07/01/10        543,440
 1,100     Santa Cruz, AZ Nogales Unified School District Number 1--General Obligation--
             Series 1995.................................................................    0.000    01/01/09        540,331
   315     Scottsdale, AZ Mountain Community Facilities District--General Obligation--
             Series 1993A................................................................    6.200    07/01/17        319,561
 1,925     Tatum Ranch, AZ Community Facilities District--Phoenix, Arizona--
             General Obligation--Series 1991 A...........................................    6.875    07/01/16      2,072,282
           PRE-REFUNDED OR ESCROWED
   500     Arizona State Transportation Board--Highway Revenue--Series 1990..............    7.000    07/01/09        546,580
   300     Arizona State University Revenues.............................................    7.000    07/01/15        335,685
 1,995     Central Arizona Water Conservation District Revenue--Series 1991 B............    6.500    11/01/11      2,171,637
    35     Glendale, AZ Municipal Property Corporation...................................    8.850    07/01/08         35,847
   395     Maricopa County, AZ Hospital Revenue--St. Luke's Hospital Medical Center......    8.750    02/01/10        464,619
   135     Maricopa County, AZ Industrial Development Authority Hospital Facility
             Revenue-- Samaritan Health Services.........................................   12.000    01/01/08        144,987
 1,250     Maricopa County, AZ Industrial Development Authority--Mercy Health System
             Revenue.....................................................................    7.150    07/01/12      1,365,875
10,800     Maricopa County, AZ Industrial Development Authority--Single Family Mortgage
             Revenue.....................................................................    0.000    02/01/16      3,262,680
13,040     Maricopa County, AZ Industrial Development Authority--Single Family Mortgage
             Revenue--Series 1983........................................................    0.000    12/31/14      4,209,442
   575     Maricopa County, AZ School District Number 214--Tolleson Union High...........    6.500    07/01/09        617,774
   300     Maricopa County, AZ School District Number 214--Tolleson Union High...........    6.500    07/01/10        322,317
 1,250     Northern Arizona University Revenue...........................................    7.500    06/01/08      1,355,238
   700     Peoria, AZ Municipal Development Authority Facilities Revenue.................    7.000    07/01/10        761,817
   500     Phoenix, AZ Street and Highway User Revenue--Series 1992......................    6.250    07/01/11        521,770
   650     Pima County, AZ Unified School District Number 1--Tucson......................    7.200    07/01/09        713,810
   460     Pima County, AZ Sewer Revenue--Series 1991....................................    6.750    07/01/15        504,063
 1,500     Price-Elliott Research Park, Incorporated--Arizona State University Research
             Park Development--Series 1991...............................................    7.000    07/01/21      1,671,510
   300     Salt River Project--Arizona Agricultural Improvement and Power
             District--Electric System Revenue--Series A.................................    7.500    01/01/27        312,432
   100     Salt River Project--Arizona Agricultural Improvement and Power
             District--Electric System Revenue--Series E.................................    8.250    01/01/28        106,537
   100     Salt River Project--Arizona Agricultural Improvement and Power
             District--Electric System Revenue--Series E.................................    8.250    01/01/13        106,537
   450     Scottsdale, AZ Certificates of Participation--Scottsdale Municipal Property
             Corporation.................................................................    7.875    11/01/14        466,659

                                FLAGSHIP ARIZONA

 FACE
AMOUNT                                                                                       FACE                   MARKET
 (000)     DESCRIPTION                                                                       RATE     MATURITY       VALUE
-----------------------------------------------------------------------------------------------------------------------------
$  850     Tucson, AZ Water System Revenue...............................................    7.700%   07/01/15    $   869,762
10,320     Tucson and Pima County, AZ Industrial Development Authority--Single Family
             Mortgage Revenue--Series 1983 A.............................................    0.000    12/01/14      3,348,943
 1,085     University of Arizona Medical Center Corporation--Tucson, Arizona--Hospital
             Revenue--Series 1986........................................................    8.100    07/01/16      1,151,673
 1,000     University of Arizona Medical Center Corporation--Tucson, Arizona--Hospital
             Revenue--Series 1987........................................................    8.100    07/01/16      1,064,101
           SPECIAL TAX REVENUE
   965     Bullhead City, AZ Parkway Improvement District................................    6.100    01/01/13        948,170
   760     Flagstaff, AZ Junior Lien and Highway User Revenue--Series 1992...............    5.900    07/01/10        788,584
   350     Nogales, AZ Street and Highway Users Revenue--Series 1993.....................    5.500    07/01/11        326,522
   365     Nogales, AZ Street and Highway Users Revenue--Series 1993.....................    5.500    07/01/12        337,804
   460     Peoria, AZ Improvement District Number 8801--North Valley Power Center........    7.300    01/01/13        493,787
           STATE/TERRITORIAL GENERAL OBLIGATIONS
 1,000     Commonwealth of Puerto Rico Public Building Authority Guaranteed Public
             Education and Health Facilities--Series M...................................    3.750    07/01/16        894,760
           STUDENT LOAN REVENUE BONDS
   370     Arizona Educational Loan Revenue--Series B....................................    7.000    03/01/05        391,279
 1,000     Arizona Student Loan Acquisition Authority Revenue--Series 1994 B.............    6.600    05/01/10      1,040,500
           ------------------------------------------------------------------------------------------------------------------
           Total Investments in Securities--Municipal Bonds (cost $78,251,477)--100.1%...                          82,163,084
           ------------------------------------------------------------------------------------------------------------------
           Excess of Liabilities over Other Assets--(0.1)%...............................                             (98,674)
           ------------------------------------------------------------------------------------------------------------------
           Total Net Assets--100.0%......................................................                         $82,064,410
           ==================================================================================================================

                       See notes to financial statements.

                                FLAGSHIP ARIZONA

                      STATEMENT OF ASSETS AND LIABILITIES

                                  MAY 31, 1996

ASSETS
Investments, at market value (cost $78,251,477).....................................   $82,163,084
Receivable for Fund shares sold.....................................................       233,221
Interest receivable.................................................................     1,421,524
Other...............................................................................         5,550
                                                                                       -----------
          Total assets..............................................................    83,823,379
                                                                                       -----------
LIABILITIES
Bank borrowings (note F)............................................................       830,576
Payable for investments purchased...................................................       245,558
Payable for Fund shares reacquired..................................................       264,547
Distributions payable...............................................................       357,574
Accrued expenses....................................................................        60,714
                                                                                       -----------
          Total liabilities.........................................................     1,758,969
                                                                                       -----------
NET ASSETS..........................................................................   $82,064,410
                                                                                       ===========
Class A:
Applicable to 7,463,231 shares of beneficial interest issued and outstanding........   $80,094,252
                                                                                       ===========
Net asset value per share...........................................................   $     10.73
                                                                                       ===========
Class C:
Applicable to 183,587 shares of beneficial interest issued and outstanding..........   $ 1,970,158
                                                                                       ===========
Net asset value per share...........................................................   $     10.73
                                                                                       ===========

                                FLAGSHIP ARIZONA

                            STATEMENT OF OPERATIONS

                        FOR THE YEAR ENDED MAY 31, 1996


INVESTMENT INCOME
Interest............................................................................   $ 4,932,741
                                                                                       -----------
Expenses:
     Distribution fees--Class A (note E)............................................       328,091
     Distribution fees--Class C (note E)............................................        16,707
     Investment advisory fees (note E)..............................................       420,039
     Custody and accounting fees....................................................        61,467
     Transfer agent's fees..........................................................        57,035
     Registration fees..............................................................         9,890
     Legal fees.....................................................................         2,923
     Audit fees.....................................................................        14,762
     Trustees' fees.................................................................         2,164
     Shareholder services fees (note E).............................................         8,047
     Other..........................................................................         2,746
     Advisory fees waived (note E)..................................................      (279,976)
     Expense subsidy (note E).......................................................       (57,950)
                                                                                       -----------
          Total expenses before credits.............................................       585,945
     Custodian fee credit (note B)..................................................       (15,992)
                                                                                       -----------
          Net expenses..............................................................       569,953
                                                                                       -----------
               Net investment income................................................     4,362,788
                                                                                       -----------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Net realized gain (loss) on security transactions...................................       317,259
Change in unrealized appreciation (depreciation) of investments.....................    (1,200,471)
                                                                                       -----------
               Net loss on investments..............................................      (883,212)
                                                                                       -----------
Net increase in net assets resulting from operations................................   $ 3,479,576
                                                                                       ===========


                       See notes to financial statements.

                                FLAGSHIP ARIZONA

                      STATEMENTS OF CHANGES IN NET ASSETS


                                                                          YEAR ENDED      YEAR ENDED
                                                                         MAY 31, 1996    MAY 31, 1995
                                                                         ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
OPERATIONS
Net investment income.................................................   $  4,362,788    $  4,453,941
Net realized gain (loss) on security transactions.....................        317,259         155,116
Change in unrealized appreciation (depreciation) of investments.......     (1,200,471)      2,669,143
                                                                         ------------    ------------
          Net increase in net assets resulting from operations........      3,479,576       7,278,200
                                                                         ------------    ------------
DISTRIBUTIONS TO CLASS A SHAREHOLDERS
From net investment income............................................     (4,301,398)     (4,420,414)
DISTRIBUTIONS TO CLASS C SHAREHOLDERS
From net investment income............................................        (82,198)        (72,191)
                                                                         ------------    ------------
          Net decrease in net assets from distributions to
            shareholders..............................................     (4,383,596)     (4,492,605)
                                                                         ------------    ------------
FUND SHARE TRANSACTIONS (note C)
Proceeds from shares sold.............................................     11,832,617       9,819,607
Net asset value of shares issued in reinvestment of distributions.....      1,939,151       1,866,427
Cost of shares reacquired.............................................    (12,829,723)    (16,243,843)
                                                                         ------------    ------------
          Net increase (decrease) in net assets from Fund share
            transactions..............................................        942,045      (4,557,809)
                                                                         ------------    ------------
          Total increase (decrease) in net assets.....................         38,025      (1,772,214)
NET ASSETS
Beginning of year.....................................................     82,026,385      83,798,599
                                                                         ------------    ------------
End of year...........................................................   $ 82,064,410    $ 82,026,385
                                                                         ============    ============
NET ASSETS CONSIST OF
Paid-in surplus.......................................................   $ 78,032,113    $ 77,110,876
Accumulated net realized gain (loss) on security transactions.........        120,690        (196,569)
Unrealized appreciation (depreciation) of investments.................      3,911,607       5,112,078
                                                                         ------------    ------------
                                                                         $ 82,064,410    $ 82,026,385
                                                                         ============    ============


                       See notes to financial statements.

                                FLAGSHIP ARIZONA

                         NOTES TO FINANCIAL STATEMENTS

A. DESCRIPTION OF BUSINESS

     The Flagship Arizona Double Tax Exempt Fund (Fund) is a sub-trust of the Flagship Tax Exempt Funds Trust (Trust), a Massachusetts business trust organized on March 8, 1985. The Fund is an open-end diversified management investment company registered under the Investment Company Act of 1940, as amended. The Fund commenced investment operations on October 29, 1986. On February 7, 1994, the Fund began to offer Class C shares to the investing public. Class A shares are sold with a front-end sales charge. Class C shares are sold with no front-end sales charge but are assessed a contingent deferred sales charge if redeemed within one year from the time of purchase. Both classes of shares have identical rights and privileges except with respect to the effect of sales charges, the distribution and/or service fees borne by each class, expenses specific to each class, voting rights on matters affecting a single class and the exchange privilege of each class. Shares of beneficial interest in the Fund, which are registered under the Securities Act of 1933, as amended, are offered to the public on a continuous basis.

B. SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of significant accounting policies consistently followed by the Fund.

     ESTIMATES: The preparation of financial statements and daily calculation of net asset value in conformity with generally accepted accounting principles requires management to fairly value, at market, investment securities and make estimates and assumptions regarding the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The financial statements reflect these inherent valuations, estimates and assumptions, and actual results could differ.

     SECURITY VALUATIONS: Portfolio securities for which market quotations are readily available are valued on the basis of prices provided by a pricing service which uses information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities and various relationships between securities in determining the values. If market quotations are not readily available from such pricing service, securities are valued at fair value as determined under procedures established by the Trustees. Short-term securities are stated at amortized cost, which is equivalent to fair value.

     The Fund must maintain a diversified investment portfolio as a registered investment company, however, the Fund's investments are primarily in the securities of its state. Such concentration subjects the Fund to the effects of economic changes occurring within that state.

     FEDERAL INCOME TAXES: It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute to its shareholders all of its tax exempt net investment income and net realized gains on security transactions. Therefore, no federal income tax provision is required.

     Distributions from net realized capital gains may differ for financial statement and tax purposes primarily due to the treatment of wash sales and post-October capital losses. The effect on dividend distributions of certain book-to-tax timing differences is presented as excess distributions in the statement of changes in net assets.

     SECURITY TRANSACTIONS: Security transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on security transactions are determined on the identified cost basis. Interest income is recorded on the accrual basis. The Fund amortizes original issue discounts and premiums paid on purchases of portfolio securities on the same basis for both financial reporting and tax purposes. Market discounts, if applicable, are recognized as ordinary income upon disposition or maturity.

     INVESTMENT INCOME, EXPENSES AND DISTRIBUTIONS: Interest income and estimated expenses are accrued daily. Daily dividends are declared from net investment income and paid monthly. Net realized gains from security transactions, to the extent they exceed available capital loss carryforwards, are distributed to shareholders at least annually.

     EXPENSE ALLOCATION: Shared expenses incurred by the Trust are allocated among the sub-trusts based on each sub-trust's ratio of net assets to the combined net assets. Specifically identified direct expenses are charged to each sub-trust as incurred. Fund expenses not specific to any class of shares are prorated among the classes based upon the eligible net assets of each class. Specifically identified direct expenses of each class are charged to that class as incurred.

                                FLAGSHIP ARIZONA

     The Fund has entered into an agreement with the custodian, whereby it earns custodian fee credits for temporary cash balances. These credits, which offset custodian fees that may be charged to the Fund, are based on 80% of the daily effective federal funds rate.

     SECURITIES PURCHASED ON A "WHEN-ISSUED" BASIS: The Fund may, upon adequate segregation of securities as collateral, purchase and sell portfolio securities on a "when-issued" basis. These securities are registered by a municipality or government agency, but have not been issued to the public. Delivery and payment take place after the date of the transaction and such securities are subject to market fluctuations during this period. The current market value of these securities is determined in the same manner as other portfolio securities. There were no "when-issued" purchase commitments included in the statement of investments at May 31, 1996.

C. FUND SHARES

     At May 31, 1996, there were an indefinite number of shares of beneficial interest with no par value authorized for each class. Transactions in shares were as follows:

                                                  YEAR ENDED MAY 31, 1996       YEAR ENDED MAY 31, 1995
                                                 --------------------------    --------------------------
                                                   SHARES         AMOUNT         SHARES         AMOUNT
                                                 ----------    ------------    ----------    ------------
CLASS A:
Shares sold....................................     987,074    $ 10,720,918       868,576    $  9,000,803
Shares issued on reinvestment..................     174,172       1,897,941       178,972       1,839,048
Shares reacquired..............................  (1,111,337)    (12,066,428)   (1,563,719)    (15,834,858)
                                                 ----------    ------------    ----------    ------------
Net increase (decrease)........................      49,909    $    552,431      (516,171)   $ (4,995,007)
                                                  =========     ===========     =========     ===========
CLASS C:
Shares sold....................................     101,591    $  1,111,699        78,796    $    818,804
Shares issued on reinvestment..................       3,779          41,210         2,677          27,379
Shares reacquired..............................     (71,245)       (763,295)      (39,624)       (408,985)
                                                 ----------    ------------    ----------    ------------
Net increase...................................      34,125    $    389,614        41,849    $    437,198
                                                  =========     ===========     =========     ===========

D. PURCHASES AND SALES OF MUNICIPAL BONDS

     Purchases and sales of municipal bonds for the year ended May 31, 1996, aggregated $33,285,040 and $31,763,502, respectively. At May 31, 1996, cost for federal income tax purposes is $78,251,477 and net unrealized appreciation aggregated $3,911,607, of which $4,166,528 related to appreciated securities and $254,921 related to depreciated securities.

E. TRANSACTIONS WITH INVESTMENT ADVISOR AND DISTRIBUTOR

     Flagship Financial Inc. (Advisor), under the terms of an agreement which provides for furnishing of investment advice, office space and facilities to the Fund, receives fees computed monthly on the average daily net assets of the Fund at an annualized rate of 1/2 of 1%. During the year ended May 31, 1996, the Advisor, at its discretion, permanently waived $279,976 of its advisory fees. Also, under an agreement with the Fund, the Advisor may subsidize certain expenses excluding advisory and distribution fees.

     The Fund has a Distribution Agreement with Flagship Funds Inc. (Distributor). The Distributor serves as the exclusive selling agent and distributor of the Fund's Class A and Class C shares and in that capacity is responsible for all sales and promotional efforts including printing of prospectuses and reports used for sales purposes. Pursuant to Rule 12b-1 under the Investment Company Act of 1940, the Fund has adopted a plan to reimburse the Distributor for its actual expenses incurred in the distribution and promotion of all classes of the Fund's shares. The maximum amount payable for these expenses on an annual basis is .40% and .95% of the Fund's average daily net assets for Class A and Class C shares, respectively. Included in accrued expenses at May 31, 1996 are accrued distribution fees of $27,298 and $1,587 for Class A and Class C shares, respectively. Certain non-promotional expenses directly attributable to current shareholders are aggregated by the Distributor and passed through to the Fund as shareholder services fees.

                                FLAGSHIP ARIZONA

     In its capacity as national wholesale underwriter for the shares of the Fund, the Distributor received commissions on sales of the Fund's Class A shares of approximately $193,700 for the year ended May 31, 1996, of which approximately $167,500 was paid to other dealers. For the year ended May 31, 1996, the Distributor received approximately $1,900 of contingent deferred sales charges on redemptions of shares. Certain officers and trustees of the Trust are also officers and/or directors of the Distributor and/or Advisor.

F. LINE OF CREDIT

     The Trust participates in a line of credit in which a maximum amount of $30 million is provided by State Street Bank & Trust Co. The Fund may temporarily borrow up to $4 million under the line of credit. Borrowings are collateralized with pledged securities and are due on demand with interest at 1% above the federal funds rate. The average daily amount of borrowings under the line of credit during the year ended May 31, 1996 was approximately $296,300, at a weighted average annualized interest rate of 6.96%. At May 31, 1996, the Fund had $830,576 outstanding under the line of credit.

                                FLAGSHIP ARIZONA

                              FINANCIAL HIGHLIGHTS

     Selected data for each share of beneficial interest outstanding throughout the year.

                                         YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED
                                        MAY 31, 1996    MAY 31, 1995    MAY 31, 1994    MAY 31, 1993    MAY 31, 1992
--------------------------------------------------------------------------------------------------------------------
CLASS A
Net asset value, beginning of year...     $  10.85        $  10.43        $  10.81        $  10.13        $   9.81
                                          --------        --------        --------        --------        --------
Income from investment operations
  Net investment income..............         0.57            0.58            0.60            0.63            0.65
  Net realized and unrealized gain
     (loss) on securities............        (0.12)           0.42           (0.38)           0.69            0.32
                                          --------        --------        --------        --------        --------
Total from investment operations.....         0.45            1.00            0.22            1.32            0.97
                                          --------        --------        --------        --------        --------
Less distributions
  From net investment income.........        (0.57)          (0.58)          (0.60)          (0.64)          (0.65)
                                          --------        --------        --------        --------        --------
Total distributions..................        (0.57)          (0.58)          (0.60)          (0.64)          (0.65)
                                          --------        --------        --------        --------        --------
Net asset value, end of year.........     $  10.73        $  10.85        $  10.43        $  10.81        $  10.13
                                          ========        ========        ========        ========        ========
Total return(a)......................         4.21%          10.03%           1.92%          13.37%          10.25%
Ratios to average net assets
  Actual net of waivers and
     reimbursements:
     Expenses(b).....................         0.69%           0.82%           0.64%           0.44%           0.44%
     Net investment income...........         5.20%           5.59%           5.48%           6.03%           6.55%
  Assuming credits and no waivers or
     reimbursements
     Expenses........................         1.07%           1.20%           1.09%           1.11%           1.20%
     Net investment income...........         4.82%           5.21%           5.03%           5.36%           5.79%
Net assets at end of year (000's)....     $ 80,094        $ 80,406        $ 82,676        $ 72,778        $ 51,123
Portfolio turnover rate..............        38.15%          26.79%          21.08%          20.04%          33.75%

(a) The total returns shown do not include the effect of applicable front-end sales charge.

(b) During the year ended May 31, 1996, the Fund has earned credits from the custodian which reduce service fees incurred. If included, the ratio of expenses to average net assets would be 0.67%; prior year numbers have not been restated to reflect these credits.

                                FLAGSHIP ARIZONA

                              FINANCIAL HIGHLIGHTS

     Selected data for each share of beneficial interest outstanding throughout the period.

                                                                                                PERIOD FROM
                                                             YEAR ENDED      YEAR ENDED     FEBRUARY 7, 1994 TO
                                                            MAY 31, 1996    MAY 31, 1995       MAY 31, 1994
---------------------------------------------------------------------------------------------------------------
CLASS C
Net asset value, beginning of period.....................      $10.84          $10.43             $ 11.22
                                                               ------          ------              ------
Income from investment operations:
  Net investment income..................................        0.51            0.52                0.14
  Net realized and unrealized gain (loss) on
     securities..........................................       (0.11)           0.41               (0.79)
                                                               ------          ------              ------
Total from investment operations.........................        0.40            0.93               (0.65)
                                                               ------          ------              ------
Less distributions:
  From net investment income.............................       (0.51)          (0.52)              (0.14)
                                                               ------          ------              ------
Total distributions......................................       (0.51)          (0.52)              (0.14)
                                                               ------          ------              ------
Net asset value, end of period...........................      $10.73          $10.84             $ 10.43
                                                               ======          ======              ======
Total return(a)..........................................        3.75%           9.32%             (16.61)%
Ratios to average net assets:
(annualized where appropriate)
  Actual net of waivers and reimbursements:
     Expenses(b).........................................        1.23%           1.36%               1.20%
     Net investment income...............................        4.64%           5.01%               4.36%
  Assuming credits and no waivers or reimbursements:
     Expenses............................................        1.63%           1.75%               1.62%
     Net investment income...............................        4.24%           4.62%               3.94%
Net assets at end of period (000's)......................      $1,970          $1,621             $ 1,122
Portfolio turnover rate..................................       38.15%          26.79%              21.08%

(a) The total returns shown do not include the effect of applicable contingent deferred sales charge and are annualized where appropriate.

(b) During the year ended May 31, 1996, the Fund has earned credits from the custodian which reduce service fees incurred. If included, the ratio of expenses to average net assets would be 1.21%; prior period numbers have not been restated to reflect these credits.

                          INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS AND TRUSTEES
FLAGSHIP ARIZONA
DOUBLE TAX EXEMPT FUND

     We have audited the accompanying statement of assets and liabilities, including the statement of investments in securities and net assets, of the Flagship Arizona Double Tax Exempt Fund as of May 31, 1996, the related statement of operations for the year then ended, and the statements of changes in net assets and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of May 31, 1996, by correspondence with the Fund's custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of the Flagship Arizona Double Tax Exempt Fund at May 31, 1996, the results of its operations, the changes in its net assets and the financial highlights for the respective stated periods, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Dayton, Ohio
July 3, 1996

                                FLAGSHIP FLORIDA

             STATEMENT OF INVESTMENTS IN SECURITIES AND NET ASSETS

                   MUNICIPAL BONDS--FLORIDA DOUBLE TAX EXEMPT

                                  MAY 31, 1996

 FACE
AMOUNT                                                                                      FACE                    MARKET
 (000)    DESCRIPTION                                                                       RATE     MATURITY       VALUE
-----------------------------------------------------------------------------------------------------------------------------
          HEALTH CARE
$5,500    Cape Coral, FL Health Facilities Authority--First Mortgage Revenue--Gulf Care,
            Incorporated--Series 1995 A...................................................  6.000%   10/01/25    $  5,373,390
   540    Sarasota County, FL Health Facilities Authority Revenue--Sunnyside Properties
            Project-- Series 1995.........................................................  5.500    05/15/02         525,053
   570    Sarasota County, FL Health Facilities Authority Revenue--Sunnyside Properties
            Project-- Series 1995.........................................................  5.500    05/15/03         548,021
   855    Sarasota County, FL Health Facilities Authority Revenue--Sunnyside Properties
            Project-- Series 1995.........................................................  5.500    05/15/01         840,456
   600    Sarasota County, FL Health Facilities Authority Revenue--Sunnyside Properties
            Project-- Series 1995.........................................................  5.500    05/15/04         569,946
 1,000    Sarasota County, FL Health Facilities Authority Revenue--Sunnyside Properties
            Project-- Series 1995.........................................................  6.000    05/15/10         930,280
   170    Sarasota County, FL Health Facilities Authority Revenue--Sunnyside Properties
            Project-- Series 1995.........................................................  5.500    05/15/05         159,576
          HOSPITALS
 2,735    Dade County, FL Health Facilities Authority Revenue--Catholic Health and
            Rehabilitation Inc. ..........................................................  7.125    08/15/09       2,901,507
 3,000    Jacksonville, FL Health Facilities Authority Hospital Revenue--St. Luke's
            Hospital......................................................................  7.125    11/15/20       3,236,220
 6,000    Lakeland, FL Hospital Revenue--Lakeland Regional Medical Center Project--Series
            1996..........................................................................  5.250    11/15/25       5,427,120
 2,320    Martin County, FL Health Facilities Authority Hospital Revenue--Martin Memorial
            Hospital--Series A............................................................  7.125    11/15/04       2,545,063
 1,000    Martin County, FL Health Facilities Authority Hospital Revenue--Martin Memorial
            Hospital--Series B............................................................  7.100    11/15/20       1,086,830
 1,330    North Miami, FL Health Facilities Authority Revenue--Bon Secours Health System--
            Villa Maria Nursing Center....................................................  7.500    09/01/12       1,442,186
 2,500    Orange County, FL Health Facilities Authority Revenue--Adventist
            Health/Sunbelt-- Series 1991..................................................  6.875    11/15/15       2,692,325
 2,500    Orange County, FL Health Facilities Authority Revenue--Adventist
            Health/Sunbelt-- Series 1991..................................................  6.750    11/15/21       2,665,600
 8,895    Orange County, FL Health Facilities Authority Revenue--Adventist Health
            System/Sunbelt--Series 1995...................................................  5.250    11/15/20       8,023,735
 1,000    Orange County, FL Health Facilities Authority Revenue--Adventist Health
            System/Sunbelt--Series 1995...................................................  5.750    11/15/25         964,270
 1,550    Osceola County, FL Industrial Development Authority Revenue--Evangelical
            Lutheran Society Project......................................................  6.750    05/01/16       1,653,354
 1,650    Polk County, FL Industrial Development Authority Revenue--Winter Haven
            Hospital-- Series 1985-2......................................................  6.250    09/01/15       1,688,164
 1,000    Saint Johns County, FL Industrial Development Authority--Hospital
            Revenue--Flagler Hospital--Series 1992........................................  6.000    08/01/22         929,120
 2,000    St. Petersburg, FL Health Facilities Authority Revenue--Allegheny Health
            System-- St. Anthony's Health Care Center.....................................  6.750    12/01/21       2,137,120
 1,610    St. Petersburg, FL Health Facilities Authority Revenue--Allegheny Health
            System-- St. Mary's Hospital..................................................  7.000    12/01/21       1,757,621
 1,000    Tampa, FL Allegany Health System Revenue--St. Joseph's Hospital, Incorporated--
            Series 1991...................................................................  6.750    12/01/17       1,071,510
 2,000    Tampa, FL Allegany Health System Revenue--St. Joseph's Hospital--Series 1994....  6.500    12/01/23       2,084,980
          HOUSING/MULTIFAMILY
 2,700    Duval County, FL Housing Finance Authority--Multifamily Housing
            Revenue--Greentree Place--Series 1995.........................................  6.750    04/01/25       2,725,056
 1,000    Florida Housing Finance Agency--Multifamily Housing Revenue--Antigua Club
            Apartments--Series 1995 A1....................................................  6.750    08/01/14       1,053,520
 1,115    Florida Housing Finance Agency--Multifamily Housing Revenue--Brittany of
            Rosemont Apartments--Series 1995 C1...........................................  6.875    08/01/26       1,176,537
 1,260    Florida Housing Finance Agency Revenue--Vinyards Project--Series 1995 H.........  6.400    11/01/15       1,246,127
 1,660    Florida Housing Finance Agency Revenue--Vinyards Project--Series 1995 H.........  6.500    11/01/25       1,649,110

                                FLAGSHIP FLORIDA

 FACE
AMOUNT                                                                                      FACE                    MARKET
 (000)    DESCRIPTION                                                                       RATE     MATURITY       VALUE
-----------------------------------------------------------------------------------------------------------------------------
          HOUSING/SINGLE FAMILY
$5,425    Broward County, FL Housing Finance Authority Revenue--Single Family--Series
            1985..........................................................................  0.000%   04/01/16    $    686,371
 1,995    Broward County, FL Housing Finance Authority Revenue--Single Family--Series 1990
            A.............................................................................  7.900    03/01/23       2,100,675
 2,500    Clay County, FL Housing Finance Authority Revenue--Single Family Mortgage--
            Series 1995...................................................................  6.550    03/01/28       2,520,775
   290    Dade County, FL Housing Finance Authority--Single Family--Series B..............  7.750    03/01/17         305,298
   630    Dade County, FL Housing Finance Authority--Single Family--Series B..............  7.250    09/01/23         651,578
 1,355    Dade County, FL Housing Finance Authority--Single Family--Series D..............  6.950    12/15/12       1,422,059
    40    Dade County, FL Housing Finance Authority--Single Family--Series E..............  7.000    03/01/24          41,537
 1,000    Dade County, FL Housing Finance Authority--Single Family Mortgage Revenue--
            Series 1995...................................................................  6.700    04/01/28       1,007,460
   425    Duval County, FL Housing Finance Authority--Single Family--Series B.............  7.500    06/01/15         448,447
   215    Duval County, FL Housing Finance Authority--Single Family--Series A.............  7.850    12/01/22         226,468
   520    Duval County, FL Housing Finance Authority--Single Family--Series C.............  7.650    09/01/10         549,453
   735    Duval County, FL Housing Finance Authority Revenue--Single Family--Series
            1994..........................................................................  6.550    10/01/15         743,048
 1,690    Escambia County, FL Housing Finance Authority--Single Family....................  7.400    10/01/23       1,761,301
 1,425    Florida Housing Finance Agency--Single Family Revenue--Series 1994..............  6.250    07/01/11       1,443,183
   715    Florida Housing Finance Agency--Single Family Mortgage Revenue--Series 1995 A...  6.550    07/01/14         724,910
   715    Florida Housing Finance Agency--Single Family Mortgage Revenue--Series 1995 A...  6.650    01/01/24         723,609
 1,000    Florida Housing Finance Agency--Homeowner Mortgage Revenue--Series 1995 2B......  5.950    07/01/14         998,840
   435    Leon County, FL Housing Finance Authority Revenue--Single Family................  7.300    04/01/21         450,751
 3,000    Leon County, FL Housing Finance Authority Revenue--Single Family--Series 1995...  7.300    01/01/28       3,229,890
 1,330    Orange County, FL Housing Finance Authority Revenue--Series B...................  8.100    11/01/21       1,408,124
   280    Orange County, FL Housing Finance Authority Revenue--Series A...................  7.600    01/01/24         295,778
 1,055    Palm Beach County, FL Housing Finance Authority--Single Family Mortgage
            Revenue.......................................................................  7.600    03/01/23       1,111,759
 2,000    Pinellas County, FL Housing Finance Authority Revenue--Single Family--Series
            1995 A........................................................................  6.650    08/01/21       2,019,840
 1,160    Polk County, FL Housing Finance Authority--Single Family Revenue--Series A......  7.150    09/01/23       1,208,210
          INDUSTRIAL DEVELOPMENT AND POLLUTION CONTROL
 3,000    Alliance Airport Authority, Incorporated, TX--Special Facilities
            Revenue--Federal Express Corporation Project--Series 1996.....................  6.375    04/01/21       2,911,380
 6,000    Citrus County, FL Pollution Control Revenue-- Florida Power Corporation--Crystal
            River Power Plant--Series 1992A...............................................  6.625    01/01/27       6,255,060
   750    Clay County, FL Industrial Development Authority Revenue--Cargill Project--
            Series 1992...................................................................  6.400    03/01/11         780,038
 5,500    Escambia County, FL Pollution Control Revenue--Champion International
            Corporation--Series 1994......................................................  6.900    08/01/22       5,704,655
 2,500    Hillsborough County, FL Industrial Development Authority Pollution Control
            Revenue--Tampa Electric Company...............................................  7.875    08/01/21       2,871,400
   600    Jacksonville, FL Industrial Development Revenue--Cargill Project--Series 1992...  6.400    03/01/11         623,592
 2,000    Martin County, FL Pollution Control Revenue--Florida Power and Light Company--
            Series 1990...................................................................  7.300    07/01/20       2,197,460
 1,500    Nassau County, FL Pollution Control Revenue--ITT Rayonier Project--Series
            1993..........................................................................  6.200    07/01/15       1,457,475
 4,000    Pinellas County, FL Pollution Control Revenue--Florida Power Corporation--
            Anclote and Bartow Power Plants...............................................  7.200    12/01/14       4,269,240
 3,000    St. Lucie County, FL Solid Waste Disposal Revenue--Florida Power and Light
            Company.......................................................................  7.150    02/01/23       3,235,740
 2,000    St. Lucie County, FL Solid Waste Disposal Revenue--Florida Power and Light
            Company--Series 1992..........................................................  6.700    05/01/27       2,090,920
 3,400    Tulsa, OK Municipal Airport Trustees Trust Revenue--AMR Corporation--
            Series 1995...................................................................  6.250    06/01/20       3,320,780
          MUNICIPAL APPROPRIATION OBLIGATIONS
   500    Brevard County, FL School Board--Certificates of Participation--
            Series 1996 A and B...........................................................  5.400    07/01/11         489,085
   500    Brevard County, FL School Board--Certificates of Participation--
            Series 1996 A and B...........................................................  5.400    07/01/12         486,055
 1,100    Brevard County, FL School Board--Certificates of Participation--
            Series 1996 A and B...........................................................  5.500    07/01/21       1,034,495
 3,500    Florida State Department of Correctional Privatization Commission--Certificates
            of Participation--350 Bed Youth--Series 1995..................................  5.000    08/01/17       3,106,285
 1,500    Florida State Department of Corrections--Certificates of Participation--Series
            1994..........................................................................  6.000    03/01/14       1,514,160
 1,000    Palm Beach County, FL School Board--Certificates of Participation--
            Series 1994 A.................................................................  6.375    08/01/15       1,033,880
 5,050    Palm Beach County, FL School Board--Certificates of Participation--
            Series 1995 A.................................................................  5.375    08/01/15       4,742,102

                                FLAGSHIP FLORIDA

 FACE
AMOUNT                                                                                      FACE                    MARKET
 (000)    DESCRIPTION                                                                       RATE     MATURITY       VALUE
-----------------------------------------------------------------------------------------------------------------------------
          MUNICIPAL REVENUE/OTHER
$3,105    Gulf Breeze, FL Local Government Loan Program Floating Rate Demand Revenue--
            Series 1985 A through E.......................................................  7.750%   12/01/15    $  3,439,967
 1,000    Gulf Breeze, FL Local Government Loan Program Floating Rate Demand Revenue--
            Series 1985 B.................................................................  5.900    12/01/11       1,017,310
 5,000    Hernando County, FL Revenue Criminal Justice Complex............................  7.650    07/01/16       6,143,150
    85    Orange County, FL Capital Improvement Revenue--Series A.........................  7.700    10/01/18          92,189
          MUNICIPAL REVENUE/TRANSPORTATION
 1,000    Dade County, FL Seaport General Obligation--Series 1996.........................  5.125    10/01/26         878,350
 7,585    Dade County, FL Aviation Revenue--Series 1996 A and B...........................  5,600    10/01/26       7,182,995
 4,000    Dade County, FL Aviation Revenue--Series 1995 A, B and C........................  5.750    10/01/25       3,873,080
   530    Florida State Department of Transportation--Turnpike Revenue--Series 1992 A.....  6.350    07/01/22         543,303
 4,000 *  Jacksonville, FL Port Authority--Port Facilities Revenue--Series 1996...........  5.625    11/01/18       3,770,160
 2,475    Palm Beach County, FL Airport System Revenue....................................  7.500    10/01/00       2,729,356
 3,000    Sanford Airport Authority, Florida--Industrial Development Revenue Bonds--
            (Central Florida Terminals, Inc. Project)--Series 1995 A and B................  7.500    05/01/15       2,765,940
 3,270    Sanford Airport Authority, Florida--Industrial Development Revenue Bonds--
            (Central Florida Terminals, Inc. Project)--Series 1995 A and B................  7.750    05/01/21       2,993,848
          MUNICIPAL REVENUE/UTILITY
 2,000    Escambia County, FL Utilities Authority--System Revenue--Series 1992 B..........  0.000    01/01/15         666,680
 3,000    Jacksonville, FL Electric Authority--St. Johns River Power System Revenue--
            Issue 2--Series 11............................................................  5.250    10/01/20       2,671,620
 2,000    Key West, FL Utility Board Electric System Revenue--Series 1991.................  0.000    10/01/14         676,600
 2,500    Key West, FL Utility Board Electric System Revenue--Series 1991.................  0.000    10/01/17         707,425
 1,850    Manatee County, FL Public Utilities Revenue--Series 1991 C......................  0.000    10/01/08         935,027
 2,800    Manatee County, FL Public Utilities Revenue--Series 1991 C......................  0.000    10/01/09       1,320,032
 1,000    Orlando, FL Utilities Commission--Water and Electric Revenue--Series 1989 D.....  6.750    10/01/17       1,116,630
   375    Orlando, FL Utilities Commission--Water and Electric Revenue--Series 1989 D.....  5.000    10/01/23         317,801
 6,500    Southern Minnesota Municipal Power Agency--Power Supply System Revenue--
            Series 1994 A.................................................................  0.000    01/01/21       1,477,840
 2,570    Sunrise, FL Utility System Revenue--Capital Appreciation--Series 1992 B.........  0.000    10/01/13         930,186
          MUNICIPAL REVENUE/WATER & SEWER
 3,750    Auburndale, FL Water and Sewer Revenue--Series 1995.............................  5.250    12/01/25       3,396,675
 2,500    Dade County, FL Water and Sewer System Revenue--Series 1995.....................  5.500    10/01/25       2,341,275
 2,250    Hillsborough County, FL Utility Revenue--Series A...............................  6.500    08/01/16       2,334,398
 3,500    Hillsborough County, FL Utility Revenue--Series B...............................  6.500    08/01/16       3,631,285
   500    Jacksonville, FL District Water and Sewer Revenue--Series 1996..................  5.000    10/01/20         436,400
 3,500    Miami Beach, FL Water and Sewer Revenue--Series 1995............................  5.375    09/01/15       3,297,560
 2,000    Florida Village Center Community Development District--Water and Sewer Utility
            Revenue--Series 1993..........................................................  5.000    11/01/13       1,785,620
          NON-STATE GENERAL OBLIGATIONS
 2,990    Hillsborough County, FL Environmentally Sensitive Lands Acquisition and
            Protection Program--Series 1992...............................................  6.250    07/01/08       3,085,381
 3,000    Mobile, AL General Obligation Warrants--Series 1996                               5.000    02/15/16       2,700,540
 5,500    New York City, NY General Obligation--Series 1996 F and G.......................  5.750    02/01/19       4,941,750
 3,000    New York City, NY General Obligation--Series 1996 H and I.......................  5.875    03/15/18       2,743,710
 5,000    Sunrise Lakes, FL Phase 4 Recreation District--General Obligation and
            Revenue--Series 1995 A and B..................................................  6.750    08/01/24       5,202,300
          PRE-REFUNDED OR ESCROWED
 1,925    Boynton Beach, FL Water and Sewer System Utility Revenue--Series 1990...........  7.400    11/01/15       2,167,627
 1,500    Broward County, FL School Board--Certificates of Participation..................  7.125    07/01/10       1,662,600
15,000    Colquitt County, GA Development Authority Revenue--Southern Care
            Corporation--Series 1991 A....................................................  0.000    12/01/21       2,476,350
 1,500    Dade County, FL Health Facilities Authority Revenue--Baptist Hospital of
            Miami Project.................................................................  5.750    05/01/21       1,494,990
 2,600    Dade County, FL Health Facilities Authority Revenue--South Miami Hospital--
            Series 1991 A.................................................................  6.750    10/01/20       2,886,624
   550    Florida State Jacksonville Transportation Authority--Senior Lien--General
            Obligation Unlimited Tax--Series 1990.........................................  7.375    07/01/20         614,790
   335    Florida State Board of Education Capital Outlay.................................  9.125    06/01/14         458,380
 5,000    Florida State Board of Education Capital Outlay--Series 1991 B..................  6.700    06/01/22       5,475,050
 3,000    Florida State Board of Education Capital Outlay--Series 1992 C..................  6.625    06/01/17       3,305,070
 2,500    Florida State Department of Transportation--Turnpike Revenue--Series 1989 A.....  7.500    07/01/19       2,757,900

                                FLAGSHIP FLORIDA


 FACE
AMOUNT                                                                                      FACE                    MARKET
 (000)    DESCRIPTION                                                                       RATE     MATURITY       VALUE
-----------------------------------------------------------------------------------------------------------------------------
$   55    Greater Orlando Aviation Authority--Airport Facilities Revenue--
            City of Orlando, FL...........................................................  8.000%   10/01/18    $     60,488
 1,000    Hillsborough County, FL Port District Revenue--Tampa Port Authority--
            Series 1990...................................................................  8.250    06/01/09       1,151,670
 1,020    Hillsborough County, FL Capital Improvement Program Revenue--Series 1994........  6.400    08/01/09       1,121,510
 1,635    Hillsborough County, FL Utility Revenue--Series A...............................  7.000    08/01/14       1,812,986
 1,810    Jacksonville, FL Electric Authority--Bulk Power Supply System Revenue--
            Scherer 4 Project--Series 1991 A..............................................  7.000    10/01/12       1,995,036
 1,500    Lady Lake, FL Industrial Development Revenue--Sunbelt Utilities.................  9.625    07/01/15       1,791,585
 1,050    Naples, FL Hospital Revenue--Naples Community Hospital..........................  7.200    10/01/19       1,171,989
 3,400    North Springs, FL Improvement District Water and Sewer Revenue--
            Broward County--Series 1991...................................................  8.000    10/01/16       3,971,336
    15    Orange County, FL Capital Improvement Revenue--Series A.........................  7.700    10/01/18          16,439
 1,750    Orange County, FL Tourist Development Tax Revenue...............................  7.250    10/01/10       1,956,710
   420    Orlando-Orange County, FL Expressway Authority Revenue--Series 1990.............  6.500    10/01/20         455,574
 1,750    Palm Beach County, FL Criminal Justice Facilities Revenue.......................  7.250    06/01/11       1,944,828
 1,900    Commonwealth of Puerto Rico Electric Power Authority--Series P..................  7.000    07/01/21       2,125,473
 1,000    Sarasota County, FL Utility System Revenue--Series 1994.........................  6.500    10/01/22       1,114,380
 2,500    Seminole County, FL School Board--Certificates of Participation--Series 1994
            B.............................................................................  6.750    07/01/14       2,808,175
          RESOURCE RECOVERY
 4,565    Broward County, FL Resource Recovery Revenue--SES Broward Company, L.P. South
            Project--Series 1984..........................................................  7.950    12/01/08       5,026,887
 2,125    Lee County, FL Solid Waste System Revenue--Series A.............................  7.000    10/01/11       2,294,022
 2,700    Palm Beach County, FL Solid Waste Industrial Development Revenue--Okeelanta
            Power--Series 1993 A..........................................................  6.375    02/15/07       2,671,056
 2,000    Palm Beach County, FL Solid Waste Industrial Development Revenue--Okeelanta
            Power--Series 1993 A..........................................................  6.700    02/15/15       1,960,100
 7,500    Palm Beach County, FL Solid Waste Industrial Development Revenue--Okeelanta
            Power--Series 1993 A..........................................................  6.850    02/15/21       7,358,925
 2,000    Sarasota County, FL Solid Waste System Revenue--Series 1996.....................  5.500    10/01/21       1,887,800
          SPECIAL TAX REVENUE
 7,600    Dade County, FL Professional Sports Franchise Facilities Tax
            Revenue--Series 1995..........................................................  0.000    10/01/27       1,178,152
 6,730    Dade County, FL Professional Sports Franchise Facilities Tax
            Revenue--Series 1995..........................................................  5.250    10/01/30       6,052,424
   700    Detroit, MI Downtown Development Authority--Tax Increment Development Area
            Number 1 Projects--Series 1996 B, C-1, C-2 and D..............................  6.250    07/01/25         683,466
   500    Jacksonville, FL Excise Taxes Revenue--Series 1996 A............................  5.000    10/01/16         447,070
 1,010    Martin County, FL Tropical Farms Water and Sewer Special Assessment District--
            Series 1995...................................................................  5.900    11/01/11       1,023,039
 1,000    Metropolitan Atlanta Rapid Transit Authority--Georgia Sales Tax Revenue--Series
            1992 P........................................................................  6.250    07/01/20       1,049,930
 1,000    Palm Beach Gardens, FL Special Obligation Revenue...............................  7.250    07/01/15       1,083,960
 4,580    Pembroke Pines, FL Special Assessment Number 94-1--Series 1995..................  5.750    11/01/05       4,517,666
10,500    Puerto Rico Highway and Transportation Authority Revenue--Series 1996 Y and Z...  5.500    07/01/36       9,530,640
 1,000    Puerto Rico Highway and Transportation Authority Revenue--Series 1996 Y and Z...  5.000    07/01/36         833,270
   400    Wisconsin Center District--Junior Dedicated Tax Revenue--Series 1996 B..........  5.700    12/15/20         386,320
          STATE/TERRITORIAL GENERAL OBLIGATIONS
 4,000    Florida State Broward County Expressway Authority--Series 1984..................  9.875    07/01/09       5,612,280
 1,000    Florida State Broward County Expressway Authority--Series 1984.................. 10.000    07/01/14       1,465,060
 2,165    Florida State Board of Education Capital Outlay--Series 1985....................  9.125    06/01/14       2,959,663
          -------------------------------------------------------------------------------------------------------------------
          Total Investments in Securities--Municipal Bonds (cost $307,972,351)--100.2%....                        320,272,636
          -------------------------------------------------------------------------------------------------------------------
          Excess of Liabilities over Other Assets--(0.2)%.................................                           (641,592)
          -------------------------------------------------------------------------------------------------------------------
          Total Net Assets--100.0%........................................................                       $319,631,044
          ===================================================================================================================
* Securities purchased on a "when-issued" basis.


                       See notes to financial statements.

                                FLAGSHIP FLORIDA

                           FLORIDA DOUBLE TAX EXEMPT

                      STATEMENT OF ASSETS AND LIABILITIES

                                  MAY 31, 1996

ASSETS
Investments, at market value (cost $307,972,351)...................................   $320,272,636
Cash...............................................................................         97,112
Receivable for investments sold....................................................        145,000
Receivable for Fund shares sold....................................................        177,243
Interest receivable................................................................      5,534,307
Other..............................................................................         21,231
                                                                                      ------------
          Total assets.............................................................    326,247,529
                                                                                      ------------
LIABILITIES
Payable for investments purchased..................................................      4,431,235
Payable for Fund shares reacquired.................................................        450,685
Distributions payable..............................................................      1,475,578
Accrued expenses...................................................................        258,987
                                                                                      ------------
          Total liabilities........................................................      6,616,485
                                                                                      ------------
NET ASSETS.........................................................................    319,631,044
                                                                                      ============
Class A:
Applicable to 30,652,271 shares of beneficial interest issued and outstanding......   $318,456,444
                                                                                      ============
Net asset value per share..........................................................   $      10.39
                                                                                      ============
Class C:
Applicable to 113,035 shares of beneficial interest issued and outstanding.........   $  1,174,600
                                                                                      ============
Net asset value per share..........................................................   $      10.39
                                                                                      ============

                                FLAGSHIP FLORIDA

                           FLORIDA DOUBLE TAX EXEMPT

                            STATEMENT OF OPERATIONS

                        FOR THE YEAR ENDED MAY 31, 1996


INVESTMENT INCOME
Interest...........................................................................   $ 20,541,373
                                                                                      -------------
Expenses:
     Distribution fees--Class A (note E)...........................................      1,328,070
     Distribution fees--Class C (note E)...........................................          3,169
     Investment advisory fees (note E).............................................      1,665,969
     Custody and accounting fees...................................................        169,744
     Transfer agent's fees.........................................................        144,895
     Registration fees.............................................................         12,994
     Legal fees....................................................................            637
     Audit fees....................................................................         20,862
     Reimbursement of organizational expenses (note F).............................         56,723
     Trustees' fees................................................................          8,817
     Shareholder services fees (note E)............................................         21,560
     Other.........................................................................         10,642
     Advisory fees waived (note E).................................................       (685,218)
                                                                                      -------------
          Total expenses before credits............................................      2,758,864
     Custodian fee credit (note B).................................................        (48,694)
                                                                                      -------------
          Net expenses.............................................................      2,710,170
                                                                                      -------------
               Net investment income...............................................     17,831,203
                                                                                      -------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Net realized gain (loss) on security transactions..................................      4,828,780
Change in unrealized appreciation (depreciation) of investments....................    (12,275,838)
                                                                                      -------------
               Net loss on investments.............................................     (7,447,058)
                                                                                      -------------
Net increase in net assets resulting from operations...............................   $ 10,384,145
                                                                                      =============


                       See notes to financial statements.

                                FLAGSHIP FLORIDA

                           FLORIDA DOUBLE TAX EXEMPT

                      STATEMENTS OF CHANGES IN NET ASSETS


                                                                          YEAR ENDED      YEAR ENDED
                                                                         MAY 31, 1996    MAY 31, 1995
                                                                         ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
OPERATIONS
Net investment income.................................................   $ 17,831,203    $ 19,719,394
Net realized gain (loss) on security transactions.....................      4,828,780      (2,273,532)
Change in unrealized appreciation (depreciation) of investments.......    (12,275,838)      8,667,382
                                                                         ------------    ------------
          Net increase in net assets resulting from operations........     10,384,145      26,113,244
                                                                         ------------    ------------
DISTRIBUTIONS TO CLASS A SHAREHOLDERS
From net investment income............................................    (17,864,777)    (19,846,500)
DISTRIBUTIONS TO CLASS C SHAREHOLDERS
From net investment income............................................        (15,706)             --
                                                                         ------------    ------------
          Net decrease in net assets from distributions to
            shareholders..............................................    (17,880,483)    (19,846,500)
                                                                         ------------    ------------
FUND SHARE TRANSACTIONS (note C)
Proceeds from shares sold.............................................     36,866,299      45,355,080
Net asset value of shares issued in reinvestment of distributions.....      6,774,286       7,682,266
Cost of shares reacquired.............................................    (57,887,168)    (90,012,143)
                                                                         ------------    ------------
          Net decrease in net assets from Fund share transactions.....    (14,246,583)    (36,974,797)
                                                                         ------------    ------------
          Total decrease in net assets................................    (21,742,921)    (30,708,053)
NET ASSETS
Beginning of year.....................................................    341,373,965     372,082,018
                                                                         ------------    ------------
End of year...........................................................   $319,631,044    $341,373,965
                                                                         ============    ============
NET ASSETS CONSIST OF
Paid-in surplus.......................................................   $308,648,791    $322,944,654
Accumulated net realized gain (loss) on security transactions.........     (1,318,032)     (6,146,812)
Unrealized appreciation (depreciation) of investments.................     12,300,285      24,576,123
                                                                         ------------    ------------
                                                                         $319,631,044    $341,373,965
                                                                         ============    ============


                       See notes to financial statements.

                                FLAGSHIP FLORIDA

                         NOTES TO FINANCIAL STATEMENTS

A. DESCRIPTION OF BUSINESS

     Flagship's Florida Double Tax Exempt Fund (Florida Double Tax Exempt) is a sub-trust of the Flagship Tax Exempt Funds Trust (Trust), a Massachusetts business trust organized on March 8, 1985. The diversified Florida Double Tax Exempt Fund is an open-end management investment company registered under the Investment Company Act of 1940, as amended. The Fund commenced investment operations on June 15, 1990. The Fund began to offer Class C shares to the investing public on September 14, 1995. Class A shares are sold with a front-end sales charge. Class C shares are sold with no front-end sales charge but are assessed a contingent deferred sales charge if redeemed within one year from the time of purchase. Both classes of shares have identical rights and privileges except with respect to the effect of sales charges, the distribution and/or service fees borne by each class, expenses specific to each class, voting rights on matters affecting a single class and the exchange privilege of each class. Shares of beneficial interest in the Fund, which are registered under the Securities Act of 1933, as amended, are offered to the public on a continuous basis.

B. SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of significant accounting policies consistently followed by the Fund.

     ESTIMATES: The preparation of financial statements and daily calculation of net asset value in conformity with generally accepted accounting principles requires management to fairly value, at market, investment securities and make estimates and assumptions regarding the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The financial statements reflect these inherent valuations, estimates and assumptions, and actual results could differ.

     SECURITY VALUATIONS: Portfolio securities for which market quotations are readily available are valued on the basis of prices provided by a pricing service which uses information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities and various relationships between securities in determining the values. If market quotations are not readily available from such pricing service, securities are valued at fair value as determined under procedures established by the Trustees. Short-term securities are stated at amortized cost, which is equivalent to fair value.

     The Fund must maintain a diversified investment portfolio as a registered investment company, however, the Fund's investments are primarily in the securities of their state. Such concentration subjects the Fund to the effects of economic changes occurring within that state.

     FEDERAL INCOME TAXES: It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute to its shareholders all of its tax exempt net investment income and net realized gains on security transactions. Therefore, no federal income tax provision is required.

     Distributions from net realized capital gains may differ for financial statement and tax purposes primarily due to the treatment of wash sales and post-October capital losses. The effect on dividend distributions of certain book-to-tax timing differences is presented as excess distributions in the statement of changes in net assets.

     SECURITY TRANSACTIONS: Security transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on security transactions are determined on the identified cost basis. Interest income is recorded on the accrual basis. The Fund amortizes original issue discounts and premiums paid on purchases of portfolio securities on the same basis for both financial reporting and tax purposes. Market discounts, if applicable, are recognized as ordinary income upon disposition or maturity.

     INVESTMENT INCOME, EXPENSES AND DISTRIBUTIONS: Interest income and estimated expenses are accrued daily. Daily dividends are declared from net investment income and paid monthly. Net realized gains from security transactions, to the extent they exceed available capital loss carryforwards, are distributed to shareholders at least annually.

     EXPENSE ALLOCATION: Shared expenses incurred by the Trust are allocated among the sub-trusts based on each sub-trust's ratio of net assets to the combined net assets. Specifically identified direct expenses are charged to each sub-trust as incurred. Fund expenses not specific to any class of shares are prorated among the classes based upon the eligible net assets of each class. Specifically identified direct expenses of each class are charged to that class as incurred.

                                FLAGSHIP FLORIDA

     The Fund has entered into an agreement with the custodian, whereby it earns custodian fee credits for temporary cash balances. These credits, which offset custodian fees that may be charged to the Fund, are based on 80% of the daily effective federal funds rate.

     SECURITIES PURCHASED ON A "WHEN-ISSUED" BASIS: The Fund may, upon adequate segregation of securities as collateral, purchase and sell portfolio securities on a "when-issued" basis. These securities are registered by a municipality or government agency, but have not been issued to the public. Delivery and payment take place after the date of the transaction and such securities are subject to market fluctuations during this period. The current market value of these securities is determined in the same manner as other portfolio securities. At May 31, 1996, there were $3,730,000 of "when-issued" purchase commitments included in the Florida Double Tax Exempt Funds' statements of investments.

C. FUND SHARES

     At May 31, 1996, there were an indefinite number of shares of beneficial interest with no par value authorized for each class. Transactions in shares were as follows:

                                                  YEAR ENDED MAY 31, 1996       YEAR ENDED MAY 31, 1995
                                                 --------------------------    --------------------------
                                                   SHARES         AMOUNT         SHARES         AMOUNT
                                                 ----------    ------------    ----------    ------------
FLORIDA DOUBLE TAX EXEMPT
CLASS A:
Shares sold....................................   3,341,801    $ 35,642,289     4,468,523    $ 45,355,080
Shares issued on reinvestment..................     635,529       6,768,677       753,914       7,682,266
Shares reacquired..............................  (5,453,566)    (57,862,882)   (8,942,409)    (90,012,143)
                                                 ----------    ------------    ----------    ------------
Net decrease...................................  (1,476,236)   $(15,451,916)   (3,719,972)   $(36,974,797)
                                                 ==========    ============    ==========    ============

                                                                                 PERIOD FROM
                                                                              SEPTEMBER 14, 1995
                                                                               TO MAY 31, 1996
                                                                          --------------------------
                                                                            SHARES         AMOUNT
                                                                          ----------    ------------
CLASS C:
Shares sold.............................................................    114,811      $1,224,010
Shares issued on reinvestment...........................................        526           5,609
Shares reacquired.......................................................     (2,302)        (24,286)
                                                                           --------      ----------
Net increase............................................................    113,035      $1,205,333
                                                                           ========      ==========

D. PURCHASES AND SALES OF MUNICIPAL BONDS

     Purchases and sales of municipal bonds for the year ended May 31, 1996, aggregated:

                                                                         PURCHASES         SALES
                                                                        ------------    ------------
FUND
Florida Double Tax Exempt.............................................  $312,473,071    $311,159,076

     At May 31, 1996, cost for federal income tax purposes is $308,060,449 for the Florida Double Tax Exempt Fund, and net unrealized appreciation aggregated $12,212,187, which includes:

                                                             UNREALIZED APPRECIATION    UNREALIZED DEPRECIATION
                                                             -----------------------    -----------------------
FUND
Florida Double Tax Exempt..................................        $14,230,200                $ 2,018,013

     At May 31, 1996, Florida Double Tax Exempt has available a capital loss carryforward of approximately $1,130,500 to offset future net capital gains through May 31, 2003.

                                FLAGSHIP FLORIDA

E. TRANSACTIONS WITH INVESTMENT ADVISOR AND DISTRIBUTOR

     Flagship Financial Inc. (Advisor), under the terms of agreements which provide for furnishing of investment advice, office space and facilities to the Fund, receives fees computed monthly on the daily net assets of the Fund at an annualized rate of 1/2 of 1%. During the year ended May 31, 1996, the Advisor, at its discretion, permanently waived advisory fees for the Florida Double Tax Exempt Funds amounting to $685,218. Included in accrued expenses at May 31, 1996 are accrued advisory fees of $92,745 for Florida Double Tax Exempt. Also, under an agreement with the Fund, the Advisor may subsidize certain expenses excluding advisory and distribution fees.

     The Fund has Distribution Agreements with Flagship Funds Inc. (Distributor). The Distributor serves as the exclusive selling agent and distributor of the Fund's Class A and Class C shares and in that capacity is responsible for all sales and promotional efforts including printing of prospectuses and reports used for sales purposes. Pursuant to Rule 12b-1 under the Investment Company Act of 1940, the Fund has adopted a plan to reimburse the Distributor for its actual expenses incurred in the distribution and promotion of all classes of the Fund's shares. The maximum amount payable for these expenses on an annual basis is .40% and .95% of the Fund's average daily net assets for Class A and Class C shares, respectively. Included in accrued expenses at May 31, 1996 are accrued distribution fees of $108,740 and $882 for Florida Double Tax Exempt Class A shares and Class C shares. Certain non-promotional expenses directly attributable to current shareholders are aggregated by the Distributor and passed through to the Fund as shareholder services fees.

     In its capacity as national wholesale underwriter for the shares of the Fund, the Distributor received commissions on sales of the Fund's shares for the year ended May 31, 1996, are approximately as follows:

                                                                 GROSS COMMISSIONS    PAID TO OTHER DEALERS
                                                                 -----------------    ---------------------
FUND
Florida Double Tax Exempt......................................      $ 608,800              $ 525,800

     For the year ended May 31, 1996, the Distributor received approximately $200 of contingent deferred sales charges on redemptions of shares in Florida Double Tax Exempt. Certain officers and trustees of the Trust are also officers and/or directors of the Distributor and/or Advisor.

F. ORGANIZATIONAL EXPENSES

     The organizational expenses incurred on behalf of the Florida Double Tax Exempt Fund (approximately $284,600) have been reimbursed to the Advisor as of May 31, 1996.

G. LINE OF CREDIT

     The Trust participates in a line of credit in which a maximum amount of $30 million is provided by State Street Bank & Trust Co. Florida Double Tax Exempt may temporarily borrow up to $17 million under the line of credit. Borrowings are collateralized with pledged securities and are due on demand with interest at 1% above the federal funds rate. The average daily amount of borrowings under the line of credit during the year ended May 31, 1996 was approximately $906,300, at a weighted average annualized interest rate of 6.63%. At May 31, 1996, the Fund had no borrowings outstanding under the line of credit.

                                FLAGSHIP FLORIDA

                           FLORIDA DOUBLE TAX EXEMPT

                              FINANCIAL HIGHLIGHTS

     Selected data for each share of beneficial interest outstanding throughout the year.


                                         YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED
                                        MAY 31, 1996    MAY 31, 1995    MAY 31, 1994    MAY 31, 1993    MAY 31, 1992
--------------------------------------------------------------------------------------------------------------------
CLASS A
Net asset value, beginning of year...     $  10.63        $  10.38        $  10.76        $  10.18        $   9.87
                                          --------        --------        --------        --------        --------
Income from investment operations:
  Net investment income..............         0.57            0.58            0.60            0.63            0.66
  Net realized and unrealized gain
     (loss) on securities............        (0.24)           0.26           (0.38)           0.61            0.33
                                          --------        --------        --------        --------        --------
Total from investment operations.....         0.33            0.84            0.22            1.24            0.99
                                          --------        --------        --------        --------        --------
Less distributions:
  From net investment income.........        (0.57)          (0.59)          (0.60)          (0.64)          (0.67)
  From net realized capital gains....           --              --              --           (0.02)          (0.01)
                                          --------        --------        --------        --------        --------
Total distributions..................        (0.57)          (0.59)          (0.60)          (0.66)          (0.68)
                                          --------        --------        --------        --------        --------
Net asset value, end of year.........     $  10.39        $  10.63        $  10.38        $  10.76        $  10.18
                                          ========        ========        ========        ========        ========
Total return(a)......................         3.14%           8.43%           2.00%          12.49%          10.32%
Ratios to average net assets:
  Actual net of waivers and
     reimbursements:
     Expenses(b).....................         0.83%           0.73%           0.58%           0.45%           0.26%
     Net investment income...........         5.36%           5.71%           5.51%           6.01%           6.59%
  Assuming credits and no waivers or
     reimbursements:
     Expenses........................         1.02%           1.04%           1.00%           0.99%           1.03%
     Net investment income...........         5.17%           5.40%           5.09%           5.47%           5.82%
Net assets at end of year (000's)....     $318,456        $341,374        $372,082        $369,123        $276,811
Portfolio turnover rate..............        93.93%          52.67%          31.92%          22.60%          49.72%


(a) The total returns shown do not include the effect of applicable front-end sales charge.

(b) During the year ended May 31, 1996, the Fund has earned credits from the custodian which reduce service fees incurred. If included, the ratio of expenses to average net assets would be 0.82%; prior year numbers have not been restated to reflect these credits.

                                FLAGSHIP FLORIDA

                           FLORIDA DOUBLE TAX EXEMPT

                              FINANCIAL HIGHLIGHTS

     Selected data for each share of beneficial interest outstanding throughout the period.

                                                                                       PERIOD FROM
                                                                                  SEPTEMBER 14, 1995 TO
                                                                                      MAY 31, 1996
-------------------------------------------------------------------------------------------------------
CLASS C
Net asset value, beginning of period...........................................          $ 10.65
                                                                                         -------
Income from investment operations:
  Net investment income........................................................             0.35
  Net realized and unrealized gain (loss) on securities........................            (0.26)
                                                                                         -------
Total from investment operations...............................................             0.09
                                                                                         -------
Less distributions:
  From net investment income...................................................            (0.35)
                                                                                         -------
Total distributions............................................................            (0.35)
                                                                                         -------
Net asset value, end of period.................................................          $ 10.39
                                                                                         =======
Total return(a)................................................................             1.30%
Ratios to average net asset
(annualized where appropriate):
  Actual net of waivers and reimbursements:
     Expenses(b)...............................................................             1.38%
     Net investment income.....................................................             4.59%
  Assuming credits and no waivers or reimbursements:
     Expenses..................................................................             1.55%
     Net investment income.....................................................             4.42%
Net assets at end of period (000's)............................................          $ 1,175
Portfolio turnover rate........................................................            93.93%

(a) The total return shown does not include the effect of applicable contingent deferred sales charge and is annualized.

(b) During the year ended May 31, 1996, the Fund has earned credits from the custodian which reduce service fees incurred. If included, the ratio of expenses to average net assets would be 1.37%.

                          INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS AND TRUSTEES
FLAGSHIP FLORIDA
TAX EXEMPT FUNDS

     We have audited the accompanying statements of assets and liabilities, including the statements of investments in securities and net assets, of the Flagship Florida Intermediate Tax Exempt Fund and the Flagship Florida Double Tax Exempt Fund as of May 31, 1996, the related statements of operations for the year then ended, and the statements of changes in net assets and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of May 31, 1996, by correspondence with the Funds' custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of the Flagship Florida Intermediate Tax Exempt Fund and the Flagship Florida Double Tax Exempt Fund at May 31, 1996, the results of their operations, the changes in their net assets and the financial highlights for the respective stated periods, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Dayton, Ohio
July 3, 1996

                             FLAGSHIP PENNSYLVANIA

             STATEMENT OF INVESTMENTS IN SECURITIES AND NET ASSETS

                                MUNICIPAL BONDS

                                  MAY 31, 1996

 FACE
AMOUNT                                                                                      FACE                   MARKET
(000)                                       DESCRIPTION                                     RATE     MATURITY       VALUE
----------------------------------------------------------------------------------------------------------------------------
         EDUCATION
$3,000   Allegheny County, PA Higher Education Building Authority Revenue--
           Robert Morris College--Series 1996 A...........................................  6.250%   02/15/26    $ 2,793,870
   750   Northeastern Pennsylvania Hospital and Education Authority Revenue--
           Luzerne County Community College--Series 1994..................................  6.625    08/15/15        790,170
   865   Union County, PA Higher Educational Facilities Financing Authority
           Revenue--Bucknell University--Series 1996......................................  5.500    04/01/16        818,991
         HEALTH CARE
 1,000   Butler County, PA Industrial Development Authority--Health Center Revenue--
           Sherwood Oaks Project--Series 1993.............................................  5.750    06/01/16        922,280
   400   Columbia County, PA Industrial Development Authority--Orangeville Nursing
           Center.........................................................................  9.000    12/01/12        398,980
         HOSPITALS
   200   Allegheny County, PA Hospital Development Authority--St. Margaret Memorial
           Hospital--Series 1991A.........................................................  7.125    10/01/21        205,624
   200   Butler County, PA Hospital Authority Revenue--North Hills Passavant Hospital.....  7.000    06/01/22        216,466
   500   Clarion County, PA Hospital Authority Revenue--Clarion Hospital..................  8.100    07/01/12        516,260
   500   Dauphin County, PA Hospital Authority Revenue--Harrisburg Hospital...............  8.250    07/01/14        529,000
 2,300   Doylestown, PA Hospital Authority Revenue--Series 1993 A.........................  5.000    07/01/23      1,980,162
 1,000   Lancaster County, PA Hospital Authority Revenue--Health Care Center
           Masonic Homes--Series 1994.....................................................  5.000    11/15/20        864,530
 1,200   Lehigh County, PA General Purpose Authority Hospital Revenue--Lehigh Valley
           Hospital--Series 1995 B........................................................  5.625    07/01/25      1,128,972
 1,000   Monroeville, PA Hospital Authority Revenue--Forbes Health System--
           Series 1995....................................................................  6.250    10/01/15        959,860
   500   Montgomery County, PA Higher Education and Health Authority Revenue--
           Holy Redeemer Hospital.........................................................  7.625    02/01/20        539,260
 2,000   Philadelphia, PA Hospitals and Higher Education Facilities Revenue--
           Temple University Hospital--Series 1993 A......................................  6.625    11/15/23      1,996,140
 1,750   Westmoreland County, PA Industrial Development Authority Revenue--
           Citizens General Hospital--Series 1987 A.......................................  8.250    07/01/13      1,814,592
         HOUSING/MULTIFAMILY
   500   Bucks County, PA Redevelopment Authority Mortgage Revenue--
           Westminster Heights--Series 1992 A.............................................  6.875    08/01/23        513,705
         HOUSING/SINGLE FAMILY
   300   Pennsylvania Housing Finance Agency--Single Family--Series 1989 S................  7.600    04/01/16        322,584
   250   Pennsylvania Housing Finance Agency--Single Family--Series 1991-30...............  7.300    10/01/17        268,870
 1,000   Pittsburgh, PA Urban Redevelopment Authority--Mortgage Revenue--
           Series 1996 A..................................................................  6.000    04/01/19        960,330
         INDUSTRIAL DEVELOPMENT AND POLLUTION CONTROL
   296   Allegheny County, PA Industrial Development Authority - Solid Waste Disposal--
           Conversion Systems, Inc.--Series 1991..........................................  8.000    03/01/98        313,523
 1,000   Bradford County, PA Industrial Development Authority--Solid Waste Disposal
           Revenue--International Paper Company - Series 1995 B...........................  5.900    12/01/19        952,230
 2,000   Cambria County, PA Industrial Development Authority Pollution Control Revenue--
           Pennsylvania Electric Company--Series 1995 A and B.............................  5.800    11/01/20      1,936,520
 1,500   Lawrence County, PA Industrial Development Authority Pollution Control
           Revenue--Pennsylvania Power Company............................................  7.150    03/01/17      1,559,130
   550   Lehigh County, PA Industrial Development Authority Pollution Control Revenue--
           Pennsylvania Power and Light Company--Series 1995 A............................  6.150    08/01/29        554,362
 1,000   Northampton County, PA Industrial Development Authority Pollution Control
           Revenue--Metropolitan Edison--Series 1995 A....................................  6.100    07/15/21      1,001,520
 2,000   Pennsylvania Economic Development Financing Authority Revenue--
           MacMillan Bloedel Clarion--Series 1995.........................................  7.600    12/01/20      2,181,880
 1,000   Pennsylvania Economic Development Finance Authority Revenue--
           Wastewater Treatment--Sun Company, Incorporated R & M--Series 1994 A...........  7.600    12/01/24      1,093,450
   250   Philadelphia, PA Industrial Development Authority--National Board of Medical
           Examiners--Series 1992.........................................................  6.750    05/01/12        267,222

                             FLAGSHIP PENNSYLVANIA

 FACE
AMOUNT                                                                                      FACE                   MARKET
(000)                                       DESCRIPTION                                     RATE     MATURITY       VALUE
----------------------------------------------------------------------------------------------------------------------------
         MUNICIPAL REVENUE/OTHER
$2,545   Reading, PA General Obligation--Parking Authority--Series 1993...................  0.000%   11/15/15    $   808,750
         MUNICIPAL REVENUE/UTILITY
 1,400   Philadelphia, PA Gas Works Revenue--Fourteenth Series--Series 1993...............  6.375    07/01/26      1,382,374
   750   Philadelphia, PA Gas Works Revenue--Fourteenth Series--Series 1993...............  6.375    07/01/26        772,605
   750   Commonwealth of Puerto Rico Electric Power Authority--Series 1994 T..............  6.375    07/01/24        768,150
   650   Philadelphia, PA Gas Works Revenue--Twelfth Series...............................  7.000    05/15/20        751,108
         MUNICIPAL REVENUE/WATER & SEWER
 1,000   Philadelphia, PA Water and Wastewater Revenue--Series 1993.......................  5.250    06/15/23        897,790
 1,185   Pittsburgh, PA Water and Sewer Authority--Water and Sewer System Revenue--
           Series 1995 B..................................................................  5.750    09/01/25      1,142,684
   920   South Wayne County, PA Water and Sewer Authority Revenue.........................  8.200    04/15/13        969,579
         NON-STATE GENERAL OBLIGATIONS
   750   Central Greene County, PA School District--General Obligation--
           Series 1996....................................................................  5.250    02/15/24        673,478
 2,195   Montour, Pa School District--General Obligation--Allegheny County--
           Series 1993 B..................................................................  0.000    01/01/14        780,213
         PRE-REFUNDED OR ESCROWED
 1,000   Montgomery County, PA Industrial Development Authority Pollution Control
           Revenue--Philadelphia Electric--Series A.......................................  8.875    06/01/16      1,020,000
   500   Pennsylvania State Higher Educational Facilities Authority Revenue--
           Lycoming College...............................................................  8.375    10/01/18        553,890
   700   Pennsylvania State Higher Educational Facilities Authority Revenue--
           Thomas Jefferson University....................................................  8.000    01/01/18        756,259
   150   Philadelphia, PA Municipal Authority Revenue.....................................  7.800    04/01/18        160,382
 1,450   Philadelphia, PA Municipal Authority Revenue.....................................  7.800    04/01/18      1,595,667
         RESOURCE RECOVERY
 1,650   Cambria County, PA Industrial Development Authority Resource
           Recovery Revenue--Cambria CoGen Project........................................  7.750    09/01/19      1,729,414
   400   York County, PA Solid Waste and Refuse Authority Industrial Development
           Revenue--Resource Recovery--Series C...........................................  8.200    12/01/14        426,039
         SPECIAL TAX REVENUE
 1,500   Pennsylvania Intergovernmental Cooperation Authority--Special Tax Revenue--
           Series 1994....................................................................  7.000    06/15/14      1,704,300
         STATE/TERRITORIAL GENERAL OBLIGATIONS
 1,000*  Pennsylvania State General Obligation--Series 1996...............................  5.375    05/15/16        944,470
 2,100   Commonwealth of Puerto Rico Public Improvement--General Obligation--
           Series 1996 A..................................................................  5.400    07/01/25      1,893,003
         -------------------------------------------------------------------------------------------------------------------
         Total Investments in Securities--Municipal Bonds (cost $47,130,386)--98.6%.......                        48,130,638
         -------------------------------------------------------------------------------------------------------------------
         Excess of Other Assets over Liabilities--1.4%....................................                           702,992
         -------------------------------------------------------------------------------------------------------------------
         Total Net Assets--100.0%.........................................................                       $48,833,630
         ===================================================================================================================
* Securities purchased on a "when-issued" basis.

                       See notes to financial statements.

                             FLAGSHIP PENNSYLVANIA

                      STATEMENT OF ASSETS AND LIABILITIES

                                  MAY 31, 1996

ASSETS
Investments, at market value (cost $47,130,386).....................................   $48,130,638
Receivable for investments sold.....................................................     2,292,793
Receivable for Fund shares sold.....................................................       128,413
Interest receivable.................................................................       976,009
Other...............................................................................         3,314
                                                                                       -----------
          Total assets..............................................................    51,531,167
                                                                                       -----------
LIABILITIES
Bank borrowings (note G)............................................................       526,230
Payable for investments purchased...................................................     1,886,776
Payable for Fund shares reacquired..................................................           476
Distributions payable...............................................................       236,454
Accrued expenses....................................................................        47,601
                                                                                       -----------
          Total liabilities.........................................................     2,697,537
                                                                                       -----------
NET ASSETS..........................................................................   $48,833,630
                                                                                       ===========
Class A:
Applicable to 4,441,276 shares of beneficial interest issued and outstanding........   $44,392,043
                                                                                       ===========
Net asset value per share...........................................................   $     10.00
                                                                                       ===========
Class C:
Applicable to 444,517 shares of beneficial interest issued and outstanding..........   $ 4,441,587
                                                                                       ===========
Net asset value per share...........................................................   $      9.99
                                                                                       ===========

                             FLAGSHIP PENNSYLVANIA

                            STATEMENT OF OPERATIONS

                        FOR THE YEAR ENDED MAY 31, 1996

INVESTMENT INCOME
Interest............................................................................   $ 3,049,939
                                                                                       -----------
Expenses:
     Distribution fees--Class A (note E)............................................       170,972
     Distribution fees--Class C (note E)............................................        35,903
     Investment advisory fees (note E)..............................................       233,274
     Custody and accounting fees....................................................        50,937
     Transfer agent's fees..........................................................        40,720
     Registration fees..............................................................         1,098
     Legal fees.....................................................................            61
     Audit fees.....................................................................        14,640
     Reimbursement of organizational expenses (note F)..............................         5,244
     Trustees' fees.................................................................         1,316
     Shareholder services fees (note E).............................................         3,566
     Other..........................................................................         1,685
     Advisory fees waived (note E)..................................................      (156,472)
     Expense subsidy (note E).......................................................       (11,285)
                                                                                       -----------
          Total expenses before credits.............................................       391,659
     Custodian fee credit (note B)..................................................       (11,012)
                                                                                       -----------
          Net expenses..............................................................       380,647
                                                                                       -----------
               Net investment income................................................     2,669,292
                                                                                       -----------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Net realized gain (loss) on security transactions...................................       714,271
Change in unrealized appreciation (depreciation) of investments.....................    (1,775,459)
                                                                                       -----------
               Net loss on investments..............................................    (1,061,188)
                                                                                       -----------
Net increase in net assets resulting from operations................................   $ 1,608,104
                                                                                       ===========

                       See notes to financial statements.

                             FLAGSHIP PENNSYLVANIA

                      STATEMENTS OF CHANGES IN NET ASSETS

                                                                            YEAR ENDED      YEAR ENDED
                                                                           MAY 31, 1996    MAY 31, 1995
                                                                           ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
OPERATIONS:
Net investment income...................................................   $  2,669,292    $  2,691,538
Net realized gain (loss) on security transactions.......................        714,271         (78,262)
Change in unrealized appreciation (depreciation) of investments.........     (1,775,459)        623,383
                                                                           ------------    ------------
          Net increase in net assets resulting from operations..........      1,608,104       3,236,659
                                                                           ------------    ------------
DISTRIBUTIONS TO CLASS A SHAREHOLDERS:
From net investment income..............................................     (2,497,316)     (2,597,708)
DISTRIBUTIONS TO CLASS C SHAREHOLDERS:
From net investment income..............................................       (199,438)       (121,479)
                                                                           ------------    ------------
          Net decrease in net assets from distributions to
           shareholders.................................................     (2,696,754)     (2,719,187)
                                                                           ------------    ------------
FUND SHARE TRANSACTIONS (note C)
Proceeds from shares sold...............................................      8,804,404      10,848,092
Net asset value of shares issued in reinvestment of distributions.......      1,323,945       1,278,709
Cost of shares reacquired...............................................     (5,923,636)    (10,849,240)
                                                                           ------------    ------------
          Net increase in net assets from Fund share transactions.......      4,204,713       1,277,561
                                                                           ------------    ------------
          Total increase in net assets..................................      3,116,063       1,795,033
NET ASSETS
Beginning of year.......................................................     45,717,567      43,922,534
                                                                           ------------    ------------
End of year.............................................................   $ 48,833,630    $ 45,717,567
                                                                           ============    ============
NET ASSETS CONSIST OF
Paid-in surplus.........................................................   $ 47,936,238    $ 43,754,125
Undistributed net investment income.....................................                          4,862
Accumulated net realized gain (loss) on security transactions...........       (102,860)       (817,131)
Unrealized appreciation (depreciation) of investments...................      1,000,252       2,775,711
                                                                           ------------    ------------
                                                                           $ 48,833,630    $ 45,717,567
                                                                           ============    ============

                       See notes to financial statements.

                             FLAGSHIP PENNSYLVANIA

                         NOTES TO FINANCIAL STATEMENTS

A. DESCRIPTION OF BUSINESS

     The Flagship Pennsylvania Triple Tax Exempt Fund (Fund), is a sub-trust of the Flagship Tax Exempt Funds Trust (Trust), a Massachusetts business trust organized on March 8, 1985. The Fund is registered under the Investment Company Act of 1940, as amended, as a diversified, open-end management investment company. The Fund commenced investment operations on October 29, 1986. On February 2, 1994, the Fund began to offer Class C shares to the investing public. Class A shares are sold with a front-end sales charge. Class C shares are sold with no front-end sales charge but are assessed a contingent deferred sales charge if redeemed within one year from the time of purchase. Both classes of shares have identical rights and privileges except with respect to the effect of sales charges, the distribution and/or service fees borne by each class, expenses specific to each class, voting rights on matters affecting a single class and the exchange privilege of each class. Shares of beneficial interest in the Fund, which are registered under the Securities Act of 1933, as amended, are offered to the public on a continuous basis.

B. SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of significant accounting policies consistently followed by the Fund.

     ESTIMATES: The preparation of financial statements and daily calculation of net asset value in conformity with generally accepted accounting principles requires management to fairly value, at market, investment securities and make estimates and assumptions regarding the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The financial statements reflect these inherent valuations, estimates and assumptions, and actual results could differ.

     SECURITY VALUATIONS: Portfolio securities for which market quotations are readily available are valued on the basis of prices provided by a pricing service which uses information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities and various relationships between securities in determining the values. If market quotations are not readily available from such pricing service, securities are valued at fair value as determined under procedures established by the Trustees. Short-term securities are stated at amortized cost, which is equivalent to fair value.

     The Fund must maintain a diversified investment portfolio as a registered investment company, however, the Fund's investments are primarily in the securities of its state. Such concentration subjects the Fund to the effects of economic changes occurring within that state.

     FEDERAL INCOME TAXES: It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute to its shareholders all of its tax exempt net investment income and net realized gains on security transactions. Therefore, no federal income tax provision is required.

     Distributions from net realized capital gains may differ for financial statement and tax purposes primarily due to the treatment of wash sales and post-October capital losses. The effect on dividend distributions of certain book-to-tax timing differences is presented as excess distributions in the statement of changes in net assets.

     SECURITY TRANSACTIONS: Security transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on security transactions are determined on the identified cost basis. Interest income is recorded on the accrual basis. The Fund amortizes original issue discounts and premiums paid on purchases of portfolio securities on the same basis for both financial reporting and tax purposes. Market discounts, if applicable, are recognized as ordinary income upon disposition or maturity.

     INVESTMENT INCOME, EXPENSES AND DISTRIBUTIONS: Interest income and estimated expenses are accrued daily. Daily dividends are declared from net investment income and paid monthly. Net realized gains from security transactions, to the extent they exceed available capital loss carryforwards, are distributed to shareholders at least annually.

     EXPENSE ALLOCATION: Shared expenses incurred by the Trust are allocated among the sub-trusts based on each sub-trust's ratio of net assets to the combined net assets. Specifically identified direct expenses are charged to each sub-trust as incurred. Fund expenses not specific to any class of shares are prorated among the classes based upon the eligible net assets of each class. Specifically identified direct expenses of each class are charged to that class as incurred.

                             FLAGSHIP PENNSYLVANIA

     The Fund has entered into an agreement with the custodian, whereby it earns custodian fee credits for temporary cash balances. These credits, which offset custodian fees that may be charged to the Fund, are based on 80% of the daily effective federal funds rate.

     SECURITIES PURCHASED ON A "WHEN-ISSUED" BASIS: The Fund may, upon adequate segregation of securities as collateral, purchase and sell portfolio securities on a "when-issued" basis. These securities are registered by a municipality or government agency, but have not been issued to the public. Delivery and payment take place after the date of the transaction and such securities are subject to market fluctuations during this period. The current market value of these securities is determined in the same manner as other portfolio securities. There were $950,110 "when-issued" purchase commitments included in the statement of investments at May 31, 1996.

C. FUND SHARES

     At May 31, 1996, there were an indefinite number of shares of beneficial interest with no par value authorized for each class. Transactions in shares were as follows:

                                                    YEAR ENDED MAY 31, 1996     YEAR ENDED MAY 31, 1995
                                                    -----------------------    --------------------------
                                                     SHARES       AMOUNT         SHARES         AMOUNT
                                                    --------    -----------    ----------    ------------
CLASS A:
Shares sold......................................    715,960    $ 7,326,760       948,108    $  9,405,651
Shares issued on reinvestment....................    117,434      1,199,201       120,686       1,191,490
Shares reacquired................................   (562,674)    (5,744,061)   (1,093,815)    (10,689,804)
                                                    --------    -----------    ----------    ------------
Net increase (decrease)..........................    270,720    $ 2,781,900       (25,021)   $    (92,663)
                                                    ========     ==========     =========     ===========
CLASS C:
Shares sold......................................    144,791    $ 1,477,644       144,307    $  1,442,441
Shares issued on reinvestment....................     12,212        124,744         8,840          87,219
Shares reacquired................................    (17,822)      (179,575)      (16,468)       (159,436)
                                                    --------    -----------    ----------    ------------
Net increase.....................................    139,181    $ 1,422,813       136,679    $  1,370,224
                                                    ========     ==========     =========     ===========

D. PURCHASES AND SALES OF MUNICIPAL BONDS

     Purchases and sales of municipal bonds for the year ended May 31, 1996, aggregated $33,868,512 and $29,642,173, respectively. At May 31, 1996, cost for federal income tax purposes is $47,081,602 and net unrealized appreciation aggregated $1,049,036, of which $1,645,841 related to appreciated securities and $596,805 related to depreciated securities.

     At May 31, 1996, the Fund has available capital loss carryforwards of approximately $102,100 to offset future net capital gains in the amounts of $12,400 through May 31,1999, $60,900 through May 31, 2002, and $28,800 through
May 31, 2003.

E. TRANSACTIONS WITH INVESTMENT ADVISOR AND DISTRIBUTOR

     Flagship Financial Inc. (Advisor), under the terms of an agreement which provides for furnishing of investment advice, office space and facilities to the Fund, receives fees computed monthly on the average daily net assets of the Fund at an annualized rate of 1/2 of 1%. During the year ended May 31, 1996, the Advisor, at its discretion, permanently waived $156,472 of its advisory fees. Also, under an agreement with the Fund, the Advisor may subsidize certain expenses excluding advisory and distribution fees.

     The Fund has a Distribution Agreement with Flagship Funds Inc. (Distributor). The Distributor serves as the exclusive selling agent and distributor of the Fund's Class A and Class C shares and in that capacity is responsible for all sales and promotional efforts including printing of prospectuses and reports used for sales purposes. Pursuant to Rule 12b-1 under the Investment Company Act of 1940, the Fund has adopted a plan to reimburse the Distributor for its actual expenses incurred in the distribution and promotion of all classes of the Fund's shares. The maximum amount payable for these expenses on an annual basis is .40% and .95% of the Fund's average daily net assets for Class A and Class C shares, respectively. Included in accrued expenses at May 31, 1996 are accrued distribution fees of $15,105 and $3,492 for Class A and Class C shares, respectively. Certain non-promotional

                             FLAGSHIP PENNSYLVANIA
expenses directly attributable to current shareholders are aggregated by the Distributor and passed through to the Fund as shareholder services fees.

     In its capacity as national wholesale underwriter for the shares of the Fund, the Distributor received commissions on sales of the Fund's Class A shares of approximately $107,100 for the year ended May 31, 1996, of which approximately $92,900 was paid to other dealers. For the year ended May 31, 1996, the Distributor received approximately $900 of contingent deferred sales charges on redemptions of shares. Certain officers and trustees of the Trust are also officers and/or directors of the Distributor and/or Advisor.

F. ORGANIZATIONAL EXPENSES

     The organizational expenses incurred on behalf of the reorganization (approximately $63,000) are being reimbursed to the Advisor on a straight-line basis over a period of five years. As of May 31, 1996, $5,244 has been reimbursed. In the event that the Advisor's current investment in the Trust falls below $100,000 prior to the full reimbursement of the organizational expenses, then it will forego any further reimbursement.

G. LINE OF CREDIT

     The Trust participates in a line of credit in which a maximum amount of $30 million is provided by State Street Bank & Trust Co. The Fund may temporarily borrow up to $2 million under the line of credit. Borrowings are collateralized with pledged securities and are due on demand with interest at 1% above the federal funds rate. The average daily amount of borrowings under the line of credit during the year ended May 31, 1996 was approximately $61,700, at a weighted average annualized interest rate of 6.75%. At May 31, 1996, the Fund had $526,230 outstanding under the line of credit.

                             FLAGSHIP PENNSYLVANIA

                              FINANCIAL HIGHLIGHTS

     Selected data for each share of beneficial interest outstanding throughout the year.

                                         YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED
                                        MAY 31, 1996    MAY 31, 1995    MAY 31, 1994    MAY 31, 1993    MAY 31, 1992
--------------------------------------------------------------------------------------------------------------------
CLASS A
Net asset value, beginning of year...     $  10.21        $  10.06        $  10.38        $   9.90        $   9.60
                                          --------        --------        --------        --------        --------
Income from investment operations:
  Net investment income..............         0.59            0.60            0.61            0.62            0.63
  Net realized and unrealized gain
     (loss) on securities............        (0.20)           0.16           (0.32)           0.47            0.30
                                          --------        --------        --------        --------        --------
Total from investment operations.....         0.39            0.76            0.29            1.09            0.93
                                          --------        --------        --------        --------        --------
Less distributions:
  From net investment income.........        (0.60)          (0.61)          (0.61)          (0.61)          (0.63)
                                          --------        --------        --------        --------        --------
Total distributions..................        (0.60)          (0.61)          (0.61)          (0.61)          (0.63)
                                          --------        --------        --------        --------        --------
Net asset value, end of year.........     $  10.00        $  10.21        $  10.06        $  10.38        $   9.90
                                          ========        ========        ========        ========        ========
Total return(a)......................         3.83%           7.90%           2.70%          11.34%           9.98%
Ratios to average net assets:
  Actual net of waivers and
     reimbursements:
     Expenses(b).....................         0.79%           0.89%           0.91%           0.92%           0.83%
     Net investment income...........         5.76%           6.08%           5.80%           6.07%           6.47%
  Assuming credits and no waivers or
     reimbursements:
     Expenses........................         1.13%           1.29%           1.17%           1.32%           1.31%
     Net investment income...........         5.42%           5.68%           5.55%           5.67%           5.99%
Net assets at end of year (000's)....     $ 44,392        $ 42,600        $ 42,226        $ 40,705        $ 36,917
Portfolio turnover rate..............        64.54%          49.86%          20.70%          22.69%          41.33%

(a) The total returns shown do not include the effect of applicable front-end sales charge.

(b) During the year ended May 31, 1996, the Fund has earned credits from the custodian which reduce service fees incurred. If included, the ratio of expenses to average net assets would be 0.77%; prior year numbers have not been restated to reflect these credits.

                             FLAGSHIP PENNSYLVANIA

                              FINANCIAL HIGHLIGHTS

     Selected data for each share of beneficial interest outstanding throughout the period.

                                                                                                   PERIOD FROM
                                                                                                   FEBRUARY 2,
                                                           YEAR ENDED          YEAR ENDED            1994 TO
                                                          MAY 31, 1996        MAY 31, 1995         MAY 31, 1994
---------------------------------------------------------------------------------------------------------------
CLASS C
Net asset value, beginning of period...................      $10.21              $ 10.06              $10.71
                                                            -------              -------             -------
Income from investment operations:
  Net investment income................................        0.53                 0.54                0.16
  Net realized and unrealized gain (loss) on
     securities........................................       (0.21)                0.16               (0.64)
                                                            -------              -------             -------
Total from investment operations.......................        0.32                 0.70               (0.48)
                                                            -------              -------             -------
Less distributions:
  From net investment income...........................       (0.54)               (0.55)              (0.17)
                                                            -------              -------             -------
Total distributions....................................       (0.54)               (0.55)              (0.17)
                                                            -------              -------             -------
Net asset value, end of period.........................      $ 9.99              $ 10.21              $10.06
                                                            =======              =======             =======
Total return(a)........................................        3.16%                7.31%             (13.46)%
Ratios to average net assets:
(annualized where appropriate)
  Actual net of waivers and reimbursements:
     Expenses(b).......................................        1.34%                1.39%               1.41%
     Net investment income.............................        5.19%                5.50%               4.91%
  Assuming credits and no waivers or reimbursements:
     Expenses..........................................        1.68%                1.84%               1.68%
     Net investment income.............................        4.85%                5.05%               4.64%
Net assets at end of period (000's)....................      $4,442              $ 3,118              $1,697
Portfolio turnover rate................................       64.54%               49.86%              20.70%

(a) The total returns shown do not include the effect of applicable contingent deferred sales charge and are annualized where appropriate.

(b) During the year ended May 31, 1996, the Fund has earned credits from the custodian which reduce service fees incurred. If included, the ratio of expenses to average net assets would be 1.32%; prior period numbers have not been restated to reflect these credits.

                             FLAGSHIP PENNSYLVANIA

                          INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS AND TRUSTEES
FLAGSHIP PENNSYLVANIA
TRIPLE TAX EXEMPT FUND

     We have audited the accompanying statement of assets and liabilities, including the statement of investments in securities and net assets, of the Flagship Pennsylvania Triple Tax Exempt Fund as of May 31, 1996, the related statement of operations for the year then ended, and the statements of changes in net assets and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of May 31, 1996, by correspondence with the Fund's custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of the Flagship Pennsylvania Triple Tax Exempt Fund at May 31, 1996, the results of its operations, the changes in its net assets and the financial highlights for the respective stated periods, in conformity with generally accepted accounting principles.
DELOITTE & TOUCHE LLP
Dayton, Ohio
July 3, 1996

                               FLAGSHIP VIRGINIA

             STATEMENT OF INVESTMENTS IN SECURITIES AND NET ASSETS

                                MUNICIPAL BONDS

                                  MAY 31, 1996

 FACE
AMOUNT                                                                                     FACE                    MARKET
(000)     DESCRIPTION                                                                      RATE     MATURITY       VALUE
----------------------------------------------------------------------------------------------------------------------------
          EDUCATION
$ 500     Hampton Roads, VA Medical College Revenue--Series 1991A.......................   6.875%   11/15/16    $    531,830
  500     Loudoun County, VA Industrial Development Authority--George Washington
            University..................................................................   6.250    05/15/12         506,535
1,225     Loudoun County, VA Industrial Development Authority--George Washington
            University..................................................................   6.250    05/15/22       1,234,102
1,250     Rockingham County, VA Industrial Development Authority Revenue--Bridgewater
            College--Series 1993........................................................   6.000    10/01/23       1,143,738
2,000     University of Virginia--Rector and Visitors General
            Pledge--Series 1993 B.......................................................   5.375    06/01/20       1,866,120
  750     Virginia College Building Authority Educational Facilities Revenue--Washington
            and Lee University--Series 1992.............................................   6.400    01/01/12         779,108
2,000     Virginia College Building Authority Educational Facilities Revenue--Roanoke
            College--Series 1992........................................................   6.625    10/15/12       2,026,040
3,250     Virginia College Building Authority Educational Facilities Revenue--Hampton
            University--Series 1993.....................................................   5.750    04/01/14       3,089,840
  775     Winchester, VA Industrial Development Authority Educational Facilities
            Revenue--Shenandoah University--Series 1994.................................   6.750    10/01/19         819,198
1,800     Winchester, VA Industrial Development Authority Educational Facilities
            Revenue--Shenandoah University--Series 1994.................................   6.700    10/01/14       1,894,373
          HEALTH CARE
  715     Albemarle County, VA Industrial Development Authority--First Mortgage
            Revenue.....................................................................   8.900    07/15/26         792,370
  500     Front Royal & Warren County, VA Industrial Development Authority
            Revenue--Heritage Hall......................................................   9.450    07/15/24         555,500
1,195     Henrico County, VA Industrial Development Authority--Nursing
            Facility--Cambridge Manor Nursing Home--Series 1993.........................   5.875    07/01/19       1,125,272
3,500     Norfolk, VA Industrial Development Authority Revenue--James Barry-Robinson
            Institute Project...........................................................   7.700    10/01/06       3,623,375
  400     Richmond, VA Industrial Development Authority Revenue--Richmond Metropolitan
            Blood Service...............................................................   7.125    02/01/11         418,004
          HOSPITALS
1,125     Albemarle County, VA Industrial Development Authority Revenue--University of
            Virginia Health Services Foundation--Series 1992............................   6.500    10/01/22       1,143,664
1,000     Alexandria, VA Industrial Development Authority--Alexandria Community
            Healthcare--Series 1993 B...................................................   5.500    07/01/14         948,390
1,185     Buena Vista, VA Industrial Development Authority--Stonewall Jackson
            Hospital....................................................................   8.375    11/01/14       1,241,738
2,000     Fairfax County, VA Industrial Development Authority--Health Care
            Revenue--Inova Health System Project--Series 1996...........................   6.000    08/15/26       1,951,320
2,000     Hanover County, VA Industrial Development Authority Hospital Revenue--Memorial
            Regional Medical Center--Series 1995........................................   6.375    08/15/18       2,150,180
2,000     Hanover County, VA Industrial Development Authority Hospital Revenue--Bon
            Secours Health System--Series 1995..........................................   5.500    08/15/25       1,862,780
1,000     Harrisonburg, VA Industrial Development Authority Hospital Revenue--Rockingham
            Memorial Hospital--Series 1993..............................................   5.250    12/01/22         885,430
2,000     Loudoun County, VA Industrial Development Authority Revenue--Loudoun Hospital
            Center--Series 1995.........................................................   5.800    06/01/20       1,946,980
  250     Martinsville, VA Industrial Development Authority Hospital Facility
            Revenue--Memorial Hospital Martinsville and Henry...........................   7.000    01/01/11         261,090
1,150     Norfolk, VA Industrial Development Authority Revenue--Children's Hospital of
            The King's Daughters--Series 1991...........................................   6.500    06/01/21       1,187,110
2,000     Peninsula Ports Authority Revenue--Virginia Hospital Facility--Mary Immaculate
            Hospital--Series 1994.......................................................   7.000    08/01/17       2,050,880
2,000     Prince William County, VA Industrial Development Authority Revenue--Hospital
            Facility--Potomac Hospital--Series 1995.....................................   6.850    10/01/25       2,096,180
2,000     Roanoke, VA Industrial Development Authority Hospital Revenue--Roanoke
            Memorial Hospital--Community Hospital of Roanoke Valley Franklin Memorial
            Hospital--Saint Albans Psychiatric Hospital--Series.........................   5.000    07/01/24       1,725,100

                               FLAGSHIP VIRGINIA

 FACE
AMOUNT                                                                                     FACE                    MARKET
(000)     DESCRIPTION                                                                      RATE     MATURITY       VALUE
----------------------------------------------------------------------------------------------------------------------------
          HOUSING/MULTIFAMILY
$1,750    Alexandria, VA Redevelopment and Housing Authority--Arha Apartments...........   8.600%   07/20/29    $  1,824,235
 2,475    Harrisonburg, VA Redevelopment and Housing Authority--Multifamily Housing
            Revenue--United Dominion--Series 1992.......................................   7.100    12/01/15       2,562,664
 1,750    Harrisonburg, VA Redevelopment and Housing Authority--Multifamily Housing
            Revenue--United Dominion--Series 1992.......................................   7.000    12/01/08       1,828,505
 2,000    Newport News, VA Redevelopment and Housing Authority--Mortgage
            Revenue--Berkley West Apartments--Series 1992 A.............................   6.550    07/01/24       2,035,080
 1,500    Richmond, VA Redevelopment and Housing Authority Revenue--Old
            Manchester--Series 1994.....................................................   6.800    03/01/15       1,567,275
   700    Virginia State Housing Development Authority Revenue--Multifamily--Series
          1991 F........................................................................   7.000    05/01/04         745,703
          HOUSING/SINGLE FAMILY
   490    Commonwealth of Puerto Rico Housing Authority--Single Family--Series B........   7.650    10/15/22         512,476
   200    Virginia State Housing Development Authority--Commonwealth Mortgage--Series
            1989 D......................................................................   7.500    07/01/17         208,230
 1,000    Virginia State Housing Development Authority--Commonwealth Mortgage--Series
            1992 A......................................................................   7.100    01/01/22       1,051,870
 3,000    Virginia State Housing Development Authority--Commonwealth Mortgage--Series
            1992 A......................................................................   7.100    01/01/17       3,161,160
          INDUSTRIAL DEVELOPMENT AND POLLUTION CONTROL
 2,000    Covington-Alleghany County, VA Industrial Development Authority
            Revenue--Pollution Control Facilities--Westvaco Corporation--Series 1994....   6.650    09/01/18       2,095,100
 2,000    Henrico County, VA Industrial Development Authority--Solid Waste Disposal
            Revenue--Browning-Ferris Industries of South Atlantic, Incorporated--Series
            1996 A......................................................................   5.450    01/01/14       1,893,440
 3,545    Isle of Wight County, VA Industrial Development Authority--Solid Waste
            Disposal Facilities--Union Camp--Series 1994................................   6.550    04/01/24       3,650,180
   300    Loudoun County, VA Industrial Development Authority--Air Cargo Facility
            Revenue--Washington Dulles--Series 1992.....................................   6.625    01/01/00         305,655
 3,000    Loudoun County, VA Industrial Development Authority--Air Cargo Facility
            Revenue--Washington Dulles--Series 1992.....................................   7.000    01/01/09       3,038,310
 2,500    Mecklenburg County, VA Industrial Development Authority Revenue--Mecklenburg
            Cogeneration................................................................   7.350    05/01/08       2,645,600
 2,000    Puerto Rico Ports Authority--Special Facilities Revenue--American Airlines,
            Incorporated Project--Series 1996 A.........................................   6.250    06/01/26       1,957,600
 1,000    Russell County, VA Industrial Development Authority Pollution Control
            Revenue--Appalachian Power Company..........................................   7.700    11/01/07       1,087,260
          MUNICIPAL APPROPRIATION OBLIGATIONS
 2,300    Big Stone Gap, VA Redevelopment and Housing Authority--Correctional Facility
            Lease Revenue--Wallens Ridge Development--Series 1995.......................   5.500    09/01/15       2,172,028
 1,435    Fairfax County, VA Redevelopment and Housing Authority Revenue--Office
            Building--Series 1992 A.....................................................   7.500    06/15/18       1,483,101
 2,000    Henrico County, VA Industrial Development Authority Revenue--Henrico County
            Regional Jail--Series 1994..................................................   7.000    08/01/13       2,228,640
   750    Loudoun County, VA Certificates of Participation..............................   7.200    10/01/10         869,535
 2,000    Virginia State Transportation Board--U.S. Route 58 Corridor Development
            Program--Series 1993 B......................................................   5.500    05/15/18       1,892,760
          MUNICIPAL REVENUE/TRANSPORTATION
 1,500    Peninsula Airport Commission--Virginia Airport Improvement Revenue--Series
            1991........................................................................   7.300    07/15/21       1,627,680
          MUNICIPAL REVENUE/UTILITY
 2,110    Halifax County, VA Industrial Development Authority--Exempt Facilities
            Revenue--Old Dominion Electric Cooperative--Series 1992.....................   6.500    12/01/12       2,170,684
 1,865    Commonwealth of Puerto Rico Electric Power Authority--Series O................   0.000    07/01/17         525,072
 1,000    Commonwealth of Puerto Rico Electric Power Authority--Series 1992 R...........   6.250    07/01/17       1,007,490
 2,000    Commonwealth of Puerto Rico Electric Power Authority Revenue--
            Series 1995 Z...............................................................   5.500    07/01/16       1,864,200
          MUNICIPAL REVENUE/WATER & SEWER
 1,000    Blacksburg, VA Polytechnic Institute Sanitation Authority--Sewer System
            Revenue--Series 1992........................................................   6.250    11/01/12       1,007,730
 1,000    Fairfax County, VA Water Authority Revenue--Series 1992.......................   6.000    04/01/22         990,830
 1,000    Frederick-Winchester Service Authority, VA Regional Sewer System
            Revenue--Series 1993........................................................   5.750    10/01/15         972,640
   750    Henry County, VA Public Service Authority Water and Sewer Revenue.............   6.250    11/15/19         763,095

                               FLAGSHIP VIRGINIA


 FACE
AMOUNT                                                                                     FACE                    MARKET
(000)     DESCRIPTION                                                                      RATE     MATURITY       VALUE
----------------------------------------------------------------------------------------------------------------------------
$2,215    Upper Occoquan, VA Sewage Authority Revenue--Regional Sewerage System--Series
            1995 A and B................................................................   5.150%   07/01/20    $  2,005,350
 1,000    Virginia State Resource Authority--Sewer System
            Revenue--Harrisonburg--Rockingham--Series 1992 A............................   6.000    05/01/22         965,570
 1,000    Virginia Resources Authority--Water and Sewer System Revenue--Sussex County
            Project--Series 1995 A......................................................   5.600    10/01/25         926,880
   500    Virginia Resources Authority--Water and Sewer System Revenue--Lot 7...........   7.125    10/01/16         534,955
 1,500    Virginia State Resource Authority--Water and Sewer System Revenue--
            Lot 9--Frederick County Sanitation..........................................   6.000    10/01/12       1,473,840
 1,500    Virginia Resources Authority--Water and Sewer System Revenue--
            Series 1992 A...............................................................   6.125    04/01/19       1,482,585
          NON-STATE GENERAL OBLIGATIONS
   730    Danville, VA General Improvement Revenue......................................   6.500    05/01/12         764,901
 1,500    Portsmouth, VA Public Utility General Obligation--Series 1993.................   5.500    08/01/19       1,419,180
 1,000    Richmond, VA General Obligation--Public Improvement Revenue--
            Series 1995 B...............................................................   5.000    01/15/21         874,460
 1,000    Virginia Public School Authority--School Financing--Series 1994 A.............   6.200    08/01/13       1,034,180
 1,000    Virginia Public School Authority--School Financing--Series 1995 B.............   5.750    08/01/15         986,210
 1,210    Virginia Public School Authority--School Financing--Series 1995 B.............   5.625    08/01/16       1,175,116
          PRE-REFUNDED OR ESCROWED
   500    Fairfax County, VA Redevelopment and Housing Authority Revenue--Vinson
            Pravalion--Series A.........................................................   7.500    11/01/19         555,070
   100    Commonwealth of Puerto Rico Public Building Authority Guaranteed Public
            Education and Health Facilities--Series G...................................   7.875    07/01/16         106,367
   200    Commonwealth of Puerto Rico Electric Power Authority--Series K................   9.375    07/01/17         215,806
   500    Strasburg, VA General Obligation..............................................   7.875    03/01/19         519,650
 1,000    Virginia College Building Authority Educational Facilities Revenue--Hampton
            University--Series A........................................................   7.750    04/01/14       1,100,840
 3,000    Virginia State Public Building Authority Revenue--Series 1994 A...............   6.250    08/01/15       3,251,910
   105    Virginia Resources Authority--Water and Sewer System Revenue--Pooled Loan
            Program--Series A...........................................................   8.125    11/01/16         112,955
   110    Virginia Resources Authority--Water and Sewer System Revenue--Pooled Loan
            Program--Series A...........................................................   8.125    11/01/16         120,534
   120    Virginia Resources Authority--Water and Sewer System Revenue--Pooled Loan
            Program--Series A...........................................................   8.125    11/01/16         133,307
   130    Virginia Resources Authority--Water and Sewer System Revenue--Pooled Loan
            Program--Series A...........................................................   8.125    11/01/16         147,399
   140    Virginia Resources Authority--Water and Sewer System Revenue--Pooled Loan
            Program--Series A...........................................................   8.125    11/01/16         161,748
   275    Virginia Resources Authority--Water and Sewer System Revenue--Pooled Loan
            Program--Series 1986 A......................................................   7.600    11/01/16         296,994
   305    Virginia Resources Authority--Water and Sewer System Revenue--Pooled Loan
            Program--Series 1986 A......................................................   7.600    11/01/16         329,394
   410    Virginia Resources Authority--Water and Sewer System Revenue--Pooled Loan
            Program--Series 1986 A......................................................   7.650    11/01/16         454,665
          RESOURCE RECOVERY
 2,000    Roanoke, VA Valley Resource Authority--Solid Waste System Revenue--Series
            1992........................................................................   5.750    09/01/12       1,932,240
 1,000    Virginia State Resource Authority Solid Waste Disposal System Revenue--Series
            1992 B......................................................................   6.750    11/01/12       1,055,210
          STATE/TERRITORIAL GENERAL OBLIGATIONS
 4,250    Commonwealth of Puerto Rico Public Improvement--General Obligation--Series
            1996 A......................................................................   5.400    07/01/25       3,831,078
 2,575    Commonwealth of Puerto Rico--General Obligation--Series 1994..................   6.450    07/01/17       2,651,735
 2,500    Commonwealth of Puerto Rico--General Obligation--Series 1994..................   6.500    07/01/23       2,583,825
 2,000    Commonwealth of Puerto Rico Aqueduct and Sewer Authority Revenue--Series
            1995........................................................................   5.000    07/01/15       1,757,920
          ------------------------------------------------------------------------------------------------------------------
          Total Investments in Securities--Municipal Bonds (cost $123,450,281)--98.4%...                         126,563,949
          ------------------------------------------------------------------------------------------------------------------
          Excess of Other Assets over Liabilities--1.6%.................................                           2,091,384
          ------------------------------------------------------------------------------------------------------------------
          Total Net Assets--100.0%......................................................                        $128,655,333
          ==================================================================================================================


                       See notes to financial statements.

                               FLAGSHIP VIRGINIA

                      STATEMENT OF ASSETS AND LIABILITIES

                                  MAY 31, 1996

ASSETS
Investments, at market value (cost $123,450,281)...................................   $126,563,949
Cash...............................................................................        484,558
Receivable for Fund shares sold....................................................        329,136
Interest receivable................................................................      2,338,380
Other..............................................................................          7,259
                                                                                       -----------
          Total assets.............................................................    129,723,282
                                                                                       -----------
LIABILITIES
Payable for Fund shares reacquired.................................................        354,710
Distributions payable..............................................................        590,897
Accrued expenses...................................................................        122,342
                                                                                       -----------
          Total liabilities........................................................      1,067,949
                                                                                       -----------
NET ASSETS.........................................................................   $128,655,333
                                                                                       ===========
Class A:
Applicable to 11,320,384 shares of beneficial interest issued and outstanding......   $117,677,212
                                                                                       ===========
Net asset value per share..........................................................   $      10.40
                                                                                       ===========
Class C:
Applicable to 1,056,634 shares of beneficial interest issued and outstanding.......   $ 10,978,121
                                                                                       ===========
Net asset value per share..........................................................   $      10.39
                                                                                       ===========

                               FLAGSHIP VIRGINIA

                            STATEMENT OF OPERATIONS

                        FOR THE YEAR ENDED MAY 31, 1996


INVESTMENT INCOME
Interest............................................................................   $ 7,751,940
                                                                                       -----------
Expenses:
     Distribution fees--Class A (note E)............................................       464,378
     Distribution fees--Class C (note E)............................................        75,853
     Investment advisory fees (note E)..............................................       622,309
     Custody and accounting fees....................................................        99,226
     Transfer agent's fees..........................................................        83,650
     Registration fees..............................................................         4,628
     Legal fees.....................................................................         3,313
     Audit fees.....................................................................        15,738
     Trustees' fees.................................................................         3,415
     Shareholder services fees (note E).............................................        12,078
     Other..........................................................................         3,910
     Advisory fees waived (note E)..................................................      (312,111)
                                                                                       -----------
          Total expenses before credits.............................................     1,076,387
     Custodian fee credit (note B)..................................................       (34,171)
                                                                                       -----------
          Net expenses..............................................................     1,042,216
                                                                                       -----------
               Net investment income................................................     6,709,724
                                                                                       -----------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
Net realized gain (loss) on security transactions...................................     1,352,908
Change in unrealized appreciation (depreciation) of investments.....................    (3,368,259)
                                                                                       -----------
               Net loss on investments..............................................    (2,015,351)
                                                                                       -----------
Net increase in net assets resulting from operations................................   $ 4,694,373
                                                                                       ===========


                       See notes to financial statements.

                               FLAGSHIP VIRGINIA

                      STATEMENTS OF CHANGES IN NET ASSETS


                                                                          YEAR ENDED      YEAR ENDED
                                                                         MAY 31, 1996    MAY 31, 1995
                                                                         ------------    ------------
INCREASE (DECREASE) IN NET ASSETS
OPERATIONS
Net investment income.................................................   $  6,709,724    $  6,511,077
Net realized gain (loss) on security transactions.....................      1,352,908      (2,300,229)
Change in unrealized appreciation (depreciation) of investments.......     (3,368,259)      4,479,267
                                                                         ------------    ------------
          Net increase in net assets resulting from operations........      4,694,373       8,690,115
                                                                         ------------    ------------
DISTRIBUTIONS TO CLASS A SHAREHOLDERS:
From net investment income............................................     (6,371,930)     (6,193,219)
DISTRIBUTIONS TO CLASS C SHAREHOLDERS:
From net investment income............................................       (393,250)       (290,174)
                                                                         ------------    ------------
          Net decrease in net assets from distributions to
            shareholders..............................................     (6,765,180)     (6,483,393)
                                                                         ------------    ------------
FUND SHARE TRANSACTIONS (note C)
Proceeds from shares sold.............................................     19,415,807      15,736,060
Net asset value of shares issued in reinvestment of distributions.....      3,681,025       3,679,719
Cost of shares reacquired.............................................    (11,550,452)    (14,703,916)
                                                                         ------------    ------------
          Net increase in net assets from Fund share transactions.....     11,546,380       4,711,863
                                                                         ------------    ------------
          Total increase in net assets................................      9,475,573       6,918,585
NET ASSETS:
Beginning of year.....................................................    119,179,760     112,261,175
                                                                         ------------    ------------
End of year...........................................................   $128,655,333    $119,179,760
                                                                         ============    ============
NET ASSETS CONSIST OF:
Paid-in surplus.......................................................   $126,593,242    $115,074,634
Undistributed net investment income...................................                         27,684
Accumulated net realized gain (loss) on security transactions.........     (1,051,577)     (2,404,485)
Unrealized appreciation (depreciation) of investments.................      3,113,668       6,481,927
                                                                         ------------    ------------
                                                                         $128,655,333    $119,179,760
                                                                         ============    ============


                       See notes to financial statements.

                               FLAGSHIP VIRGINIA

                         NOTES TO FINANCIAL STATEMENTS

A. DESCRIPTION OF BUSINESS

     The Flagship Virginia Double Tax Exempt Fund (Fund) is a sub-trust of the Flagship Tax Exempt Funds Trust (Trust), a Massachusetts business trust organized on March 8, 1985. The Fund is an open-end diversified management investment company registered under the Investment Company Act of 1940, as amended. The Fund commenced investment operations on March 27, 1986. On October 4, 1993, the Fund began to offer Class C shares to the investing public. Class A shares are sold with a front-end sales charge. Class C shares are sold with no front-end sales charge but are assessed a contingent deferred sales charge if redeemed within one year from the time of purchase. Both classes of shares have identical rights and privileges except with respect to the effect of sales charges, the distribution and/or service fees borne by each class, expenses specific to each class, voting rights on matters affecting a single class and the exchange privilege of each class. Shares of beneficial interest in the Fund, which are registered under the Securities Act of 1933, as amended, are offered to the public on a continuous basis.

B. SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of significant accounting policies consistently followed by the Fund.

     ESTIMATES: The preparation of financial statements and daily calculation of net asset value in conformity with generally accepted accounting principles requires management to fairly value, at market, investment securities and make estimates and assumptions regarding the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The financial statements reflect these inherent valuations, estimates and assumptions, and actual results could differ.

     SECURITY VALUATIONS: Portfolio securities for which market quotations are readily available are valued on the basis of prices provided by a pricing service which uses information with respect to transactions in bonds, quotations from bond dealers, market transactions in comparable securities and various relationships between securities in determining the values. If market quotations are not readily available from such pricing service, securities are valued at fair value as determined under procedures established by the Trustees. Short-term securities are stated at amortized cost, which is equivalent to fair value.

     The Fund must maintain a diversified investment portfolio as a registered investment company, however, the Fund's investments are primarily in the securities of its state. Such concentration subjects the Fund to the effects of economic changes occurring within that state.

     FEDERAL INCOME TAXES: It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute to its shareholders all of its tax exempt net investment income and net realized gains on security transactions. Therefore, no federal income tax provision is required.

     Distributions from net realized capital gains may differ for financial statement and tax purposes primarily due to the treatment of wash sales and post-October capital losses. The effect on dividend distributions of certain book-to-tax timing differences is presented as excess distributions in the statement of changes in net assets.

     SECURITY TRANSACTIONS: Security transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on security transactions are determined on the identified cost basis. Interest income is recorded on the accrual basis. The Fund amortizes original issue discounts and premiums paid on purchases of portfolio securities on the same basis for both financial reporting and tax purposes. Market discounts, if applicable, are recognized as ordinary income upon disposition or maturity.

     INVESTMENT INCOME, EXPENSES AND DISTRIBUTIONS: Interest income and estimated expenses are accrued daily. Daily dividends are declared from net investment income and paid monthly. Net realized gains from security transactions, to the extent they exceed available capital loss carryforwards, are distributed to shareholders at least annually.

     EXPENSE ALLOCATION: Shared expenses incurred by the Trust are allocated among the sub-trusts based on each sub-trust's ratio of net assets to the combined net assets. Specifically identified direct expenses are charged to each sub-trust as incurred. Fund expenses not specific to any class of shares are prorated among the classes based upon the eligible net assets of each class. Specifically identified direct expenses of each class are charged to that class as incurred.

                               FLAGSHIP VIRGINIA

     The Fund has entered into an agreement with the custodian, whereby it earns custodian fee credits for temporary cash balances. These credits, which offset custodian fees that may be charged to the Fund, are based on 80% of the daily effective federal funds rate.

     SECURITIES PURCHASED ON A "WHEN-ISSUED" BASIS: The Fund may, upon adequate segregation of securities as collateral, purchase and sell portfolio securities on a "when-issued" basis. These securities are registered by a municipality or government agency, but have not been issued to the public. Delivery and payment take place after the date of the transaction and such securities are subject to market fluctuations during this period. The current market value of these securities is determined in the same manner as other portfolio securities. There were no "when-issued" purchase commitments included in the statement of investments at May 31, 1996.

C. FUND SHARES

     At May 31, 1996, there were an indefinite number of shares of beneficial interest with no par value authorized for each class. Transactions in shares were as follows:

                                                   YEAR ENDED MAY 31, 1996      YEAR ENDED MAY 31, 1995
                                                  -------------------------    --------------------------
                                                   SHARES         AMOUNT         SHARES         AMOUNT
                                                  ---------    ------------    ----------    ------------
CLASS A:
Shares sold.....................................  1,315,390    $ 13,890,308     1,189,750    $ 12,128,107
Shares issued on reinvestment...................    328,665       3,474,566       344,907       3,497,701
Shares reacquired...............................   (989,759)    (10,468,801)   (1,243,117)    (12,549,022)
                                                  ---------    ------------     ---------    ------------
Net increase....................................    654,296    $  6,896,073       291,540    $  3,076,786
                                                  =========    ===========      =========    ============
CLASS C:
Shares sold.....................................    521,385    $  5,525,499       355,128    $  3,607,953
Shares issued on reinvestment...................     19,541         206,459        17,948         182,018
Shares reacquired...............................   (103,572)     (1,081,651)     (213,209)     (2,154,894)
                                                  ---------    ------------     ---------    ------------
Net increase....................................    437,354    $  4,650,307       159,867    $  1,635,077
                                                  =========    ===========      =========    ============

D. PURCHASES AND SALES OF MUNICIPAL BONDS

     Purchases and sales of municipal bonds for the year ended May 31, 1996, aggregated $33,221,244 and $21,355,355, respectively. At May 31, 1996, cost for federal income tax purposes is $123,506,356 and net unrealized appreciation aggregated $3,057,593, of which $4,252,146 related to appreciated securities and $1,194,553 related to depreciated securities.

     At May 31, 1996, the Fund has available a capital loss carryforward of approximately $995,600 to offset future net capital gains expiring on May 31, 2003.

E. TRANSACTIONS WITH INVESTMENT ADVISOR AND DISTRIBUTOR

     Flagship Financial Inc. (Advisor), under the terms of an agreement which provides for furnishing of investment advice, office space and facilities to the Fund, receives fees computed monthly on the average daily net assets of the Fund at an annualized rate of 1/2 of 1%. During the year ended May 31, 1996, the Advisor, at its discretion, permanently waived $312,111 of its advisory fees. Included in accrued expenses at May 31, 1996 are accrued advisory fees of $27,204. Also, under an agreement with the Fund, the Advisor may subsidize certain expenses excluding advisory and distribution fees.

     The Fund has a Distribution Agreement with Flagship Funds Inc. (Distributor). The Distributor serves as the exclusive selling agent and distributor of the Fund's Class A and Class C shares and in that capacity is responsible for all sales and promotional efforts including printing of prospectuses and reports used for sales purposes. Pursuant to Rule 12b-1 under the Investment Company Act of 1940, the Fund has adopted a plan to reimburse the Distributor for its actual expenses incurred in the distribution and promotion of all classes of the Fund's shares. The maximum amount payable for these expenses on an annual basis is .40% and .95% of the Fund's average daily net assets for Class A and Class C shares, respectively. Included in accrued expenses at May 31, 1996 are accrued distribution fees of $39,897 and $8,620 for Class A and Class C shares, respectively. Certain non-promotional

                               FLAGSHIP VIRGINIA
expenses directly attributable to current shareholders are aggregated by the Distributor and passed through to the Fund as shareholder services fees.


     In its capacity as national wholesale underwriter for the shares of the Fund, the Distributor received commissions on sales of the Fund's Class A shares of approximately $311,100 for the year ended May 31, 1996, of which approximately $285,200 was paid to other dealers. For the year ended May 31, 1996, the Distributor received approximately $1,700 of contingent deferred sales charges on redemptions of shares. Certain officers and trustees of the Trust are also officers and/or directors of the Distributor and/or Advisor.



F. LINE OF CREDIT



     The Trust participates in a line of credit in which a maximum amount of $30 million is provided by State Street Bank & Trust Co. The Fund may temporarily borrow up to $6 million under the line of credit. Borrowings are collateralized with pledged securities and are due on demand with interest at 1% above the federal funds rate. The average daily amount of borrowings under the line of credit during the year ended May 31, 1996 was approximately $98,900, at a weighted average annualized interest rate of 6.65%. At May 31, 1996, the Fund had no borrowings outstanding under the line of credit.

                               FLAGSHIP VIRGINIA

                              FINANCIAL HIGHLIGHTS

     Selected data for each share of beneficial interest outstanding throughout the year.


                                         YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED      YEAR ENDED
                                        MAY 31, 1996    MAY 31, 1995    MAY 31, 1994    MAY 31, 1993    MAY 31, 1992
--------------------------------------------------------------------------------------------------------------------
CLASS A
--------------------------------------------------------------------------------------------------------------------
Net asset value, beginning of year...     $  10.56        $  10.36        $  10.82        $  10.24        $   9.97
                                          --------        --------        --------        --------        --------
Income from investment operations:
  Net investment income..............         0.57            0.59            0.60            0.62            0.63
  Net realized and unrealized gain
     (loss) on securities............        (0.15)           0.20           (0.31)           0.62            0.27
                                          --------        --------        --------        --------        --------
Total from investment operations.....         0.42            0.79            0.29            1.24            0.90
                                          --------        --------        --------        --------        --------
Less distributions:
  From net investment income.........        (0.58)          (0.59)          (0.60)          (0.62)          (0.63)
  From net realized capital gains....           --              --           (0.11)          (0.04)             --
  In excess of net realized capital
     gains...........................           --              --           (0.04)             --              --
                                          --------        --------        --------        --------        --------
Total distributions..................        (0.58)          (0.59)          (0.75)          (0.66)          (0.63)
                                          --------        --------        --------        --------        --------
Net asset value, end of year.........     $  10.40        $  10.56        $  10.36        $  10.82        $  10.24
                                          ========        ========        ========        ========        ========
Total return(a)......................         4.03%           7.99%           2.62%          12.41%           9.37%
Ratios to average net assets:
  Actual net of waivers and
     reimbursements:
     Expenses(b).....................         0.83%           0.79%           0.64%           0.68%           0.75%
     Net investment income...........         5.41%           5.81%           5.53%           5.82%           6.28%
  Assuming credits and no waivers or
     reimbursements:
     Expenses........................         1.06%           1.10%           1.06%           1.07%           1.14%
     Net investment income...........         5.18%           5.50%           5.11%           5.43%           5.89%
Net assets at end of year (000's)....     $117,677        $112,643        $107,502        $ 96,105        $ 64,628
Portfolio turnover rate..............        17.47%          50.17%          17.37%          30.33%          26.59%
--------------------------------------------------------------------------------------------------------------------



(a) The total returns shown do not include the effect of applicable front-end sales charge.



(b) During the year ended May 31, 1996, the Fund has earned credits from the custodian which reduce service fees incurred. If included, the ratio of expenses to average net assets would be 0.80%; prior year numbers have not been restated to reflect these credits.

                               FLAGSHIP VIRGINIA

                              FINANCIAL HIGHLIGHTS

     Selected data for each share of beneficial interest outstanding throughout the period.


                                                                                                PERIOD FROM
                                                              YEAR ENDED      YEAR ENDED     OCTOBER 4, 1993 TO
                                                             MAY 31, 1996    MAY 31, 1995       MAY 31, 1994
---------------------------------------------------------------------------------------------------------------
CLASS C
---------------------------------------------------------------------------------------------------------------
Net asset value, beginning of period......................     $  10.56         $10.36             $11.24
                                                                 ------         ------             ------
Income from investment operations:
  Net investment income...................................         0.51           0.53               0.34
  Net realized and unrealized gain (loss) on securities...        (0.16)          0.20              (0.78)
                                                                 ------         ------             ------
Total from investment operations..........................         0.35           0.73              (0.44)
                                                                 ------         ------             ------
Less distributions:
  From net investment income..............................        (0.52)         (0.53)             (0.34)
  From net realized capital gains.........................           --             --              (0.07)
  In excess of net realized capital gains.................           --             --              (0.03)
                                                                 ------         ------             ------
Total distributions.......................................        (0.52)         (0.53)             (0.44)
                                                                 ------         ------             ------
Net asset value, end of period............................     $  10.39         $10.56             $10.36
                                                                 ======         ======             ======
Total return(a)...........................................         3.37%          7.40%             (7.13)%
Ratios to average net assets:
(annualized where appropriate):
  Actual net of waivers and reimbursements:
     Expenses(b)..........................................         1.38%          1.34%              1.14%
     Net investment income................................         4.84%          5.24%              4.85%
  Assuming credits and no waivers or reimbursements:
     Expenses.............................................         1.60%          1.65%              1.79%
     Net investment income................................         4.62%          4.93%              4.20%
Net assets at end of period (000's).......................     $ 10,978         $6,537             $4,759
Portfolio turnover rate...................................        17.47%         50.17%             17.37%
---------------------------------------------------------------------------------------------------------------



(a) The total returns shown do not include the effect of applicable contingent deferred sales charge and are annualized where appropriate.



(b) During the year ended May 31, 1996, the Fund has earned credits from the custodian which reduce service fees incurred. If included, the ratio of expenses to average net assets would be 1.35%; prior period numbers have not been restated to reflect these credits.

                          INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS AND TRUSTEES
FLAGSHIP VIRGINIA
DOUBLE TAX EXEMPT FUND

     We have audited the accompanying statement of assets and liabilities, including the statement of investments in securities and net assets, of the Flagship Virginia Double Tax Exempt Fund as of May 31, 1996, the related statement of operations for the year then ended, and the statements of changes in net assets and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of May 31, 1996, by correspondence with the Fund's custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of the Flagship Virginia Double Tax Exempt Fund at May 31, 1996, the results of its operations, the changes in its net assets and the financial highlights for the respective stated periods, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Dayton, Ohio
July 3, 1996

                          PART C -- OTHER INFORMATION

ITEM 15. INDEMNIFICATION

     Section 4 of Article XII of Registrant's Declaration of Trust provides as follows:

     Subject to the exceptions and limitations contained in this Section 4, every person who is, or has been, a Trustee, officer, employee or agent of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a "Covered Person"), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

     No indemnification shall be provided hereunder to a Covered Person:

          (a) against any liability to the Trust or its Shareholders by reason of a final adjudication by the court or other body before which the proceeding was brought that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

          (b) with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust; or

          (c) in the event of a settlement or other disposition not involving a final adjudication (as provided in paragraph (a) or (b)) and resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office by the court or other body approving the settlement or other disposition or a reasonable determination, based on a review of readily available facts (as opposed to a full trial-type inquiry), that he did not engage in such conduct:

             (i) by a vote of a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or

             (ii) by written opinion of independent legal counsel.

     The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel other than Covered persons may be entitled by contract or otherwise under law.

     Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 4 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this
Section 4, provided that either:

          (a) such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advance; or

          (b) a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or independent legal counsel in a written opinion shall determine, based upon a review of the readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

     As used in this Section 4, a "Disinterested Trustee" is one (x) who is not an Interested Person of the Trust (including, as such Disinterested Trustee, anyone who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (y) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending.

     As used in this Section 4, the words "claim," "action," "suit" or "proceeding" shall apply to all claims, actions, suits, proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and the word "liability" and "expenses" shall include without limitation, attorneys' fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

     The trustees and officers of the Registrant are covered by an Investment Trust Errors and Omission policy in the aggregate amount of $40,000,000 (with a maximum deductible of $500,000) against liability and expenses of claims of wrongful acts arising out of their position with the Registrant, except for matters which involved willful acts, bad faith, gross negligence and willful disregard of duty (i.e. where the insured did not act in good faith for a purpose he or she reasonably believed to be in the best interest of Registrant or where he or she shall have had reasonable cause to believe this conduct was unlawful).


     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the officers, trustees or controlling persons of the Registrant pursuant to the Declaration of Trust of the Registrant or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by an officer or trustee or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such officer, trustee or controlling person in connection with the securities being registered, the Registrant will unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS

     The exhibits to this Registration Statement are set forth on the Index to Exhibits attached hereto.

ITEM 17. UNDERTAKINGS

     (1) The undersigned registrant agrees that, prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities affected therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CHICAGO, AND STATE OF ILLINOIS, ON THE 17TH DAY OF OCTOBER, 1996.


                                          NUVEEN FLAGSHIP MULTISTATE TRUST I

                                               /s/ GIFFORD R. ZIMMERMAN
                                       -----------------------------------------
                                         Gifford R. Zimmerman, Vice President

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED.


             SIGNATURE                           TITLE                            DATE
-----------------------------------   ---------------------------   ---------------------------------
      /s/ O. WALTER RENFFTLEN         Vice President and                    October 17, 1996
-----------------------------------   Controller
        O. Walter Renfftlen           (Principal Financial and
                                      Accounting Officer)
Lawrence H. Brown                     Trustee
Anthony T. Dean                       President and Trustee                 By /s/ Gifford R. Zimmerman
Anne E. Impellizzeri                  Trustee                                  ----------------------------
Margaret K. Rosenheim                 Trustee                                  Gifford R. Zimmerman
Peter R. Sawers                       Trustee                                  Attorney-in-Fact
Timothy R. Schwertfeger               Chairman and Trustee                     October 17, 1996
                                      (Principal Executive
                                      Officer)

                               INDEX TO EXHIBITS


EXHIBIT
 NUMBER                                             EXHIBIT
---------------------------------------------------------------------------------------------------
99.1 (a)    Declaration of Trust of Registrant*....................................................
99.1 (b)    Certificates for the Establishment and Designation of Series and Classes*..............
99.1 (c)    Amended and Restated Certificate for the Establishment and Designation of Series.......
99.2        By-Laws of Registrant*.................................................................
99.3        Not applicable.........................................................................
99.4        Form of Agreement and Plan of Reorganization (incorporated by reference to
            Annex B to the Joint Proxy Statement-Prospectus).......................................
99.5        Form of Specimen certificates..........................................................
99.6        Form of Management Agreement between Registrant and Nuveen Advisory Corp...............
99.7        Form of Distribution Agreement between Registrant and John Nuveen & Co. Incorporated...
99.8        Not applicable.........................................................................
99.9        Form of Custodian Agreement............................................................
99.10(a)    Plan of Distribution and Service Pursuant to Rule 12b-1 for the Class A Shares,
            Class B Shares and Class C Shares......................................................
99.10(b)    Multi-Class Plan.......................................................................
99.11(a)    Opinion and consent of Vedder, Price, Kaufman & Kammholz...............................
99.11(b)    Opinion and consent of Bingham, Dana & Gould LLP.......................................
99.11(c)    Consent of Skadden, Arps, Slate, Meagher & Flom........................................
99.12       Tax opinion and consent of Vedder, Price, Kaufman & Kammholz...........................
99.13       Form of Transfer Agency Agreement among Registrant, Nuveen Advisory Corp.
            and State Street Bank and Trust Company................................................
99.14(a)    Consent of Arthur Andersen LLP.........................................................
99.14(b)    Consent of Deloitte & Touche LLP.......................................................
99.14(c)    Consent of Chapman & Cutler............................................................
99.14(d)    Consent of Baker & McKenzie............................................................
99.14(e)    Consent of Christian & Barton, L.L.P...................................................
99.14(f)    Consent of Dechert Price & Rhodes......................................................
99.15       Not Applicable.........................................................................
99.16(a)    Power of Attorney of Lawrence H. Brown*................................................
99.16(b)    Power of Attorney of Anthony T. Dean*..................................................
99.16(c)    Power of Attorney of Anne E. Impellizzeri*.............................................
99.16(d)    Power of Attorney of Margaret K. Rosenheim*............................................
99.16(e)    Power of Attorney of Peter R. Sawers*..................................................
99.16(f)    Power of Attorney of Timothy R. Schwertfeger*..........................................
99.17(a)    Form of Proxy for Nuveen Funds.........................................................
99.17(b)    Form of Proxy for Flagship Funds.......................................................
---------------------------------------------------------------------------------------------------



* Incorporated by reference to Registrant's Registration Statement on Form N-14, which was filed on August 2, 1996.